Form 20-F
period 2002-12-31
FORUM NATIONAL INVESTMENTS LTD
filed 2003-08-15
CIK 1065579

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

   For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

   For the transition period from                  to

Commission file number 0-29862

Forum National Investments Ltd.

(Exact name of Registrant as specified in its charter)

Forum National Investments Ltd.

(Translation of Registrant’s name into English)

Ontario, Canada

(Jurisdiction of incorporation or organization)

Suite 440, 375 Water Street, Vancouver, B.C. Canada V6B 5C6

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act.

1,384,771 Common Shares N.P.V.

(Title of Class)

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

1,384,771 Common Shares N.P.V.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark which financial statement item the registrant has elected to follow.    ☒  Item 17    ☐  Item 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Not Applicable ☐ Yes ☐ No

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable, filing as an annual report. See Item 6.

Item 2.	Offer Statistics and Expected Timetable

Not applicable, filing as an annual report.

Item 3.	Key Information

Selected Financial Data

The following constitutes selected financial data for the Company for the fiscal periods 1998 to 2002. The following information must be read in conjunction with the more detailed financial information contained in the accompanying audited financial statement. All amounts are expressed in Canadian dollars.

	As at December 31
	2002	2001	2000	1999	1998
Current Assets (1)	$928,659	$1,384,357	$2,559,027	$1,325,863	$205,397
Capital Assets	3,817,556	5,631,253	5,548,158	5,330,020	5,411,516
Total Assets (1)	9,619,178	12,644,617	16,089,445	12,753,409	6,533,730
Current Liabilities, Excluding Deferred Revenue (1)	1,955,974	1,377,158	1,292,795	878,866	662,975
Deferred Revenue	8,338,066	12,703,796	14,601,560	4,768,882	208,502
Convertible Debentures	53,877	74,458	127,664	68,731	—
Share Capital	15,028,187	15,424,439	15,064,692	14,215,078	6,938,308
Shares Subscribed	—	—	—	—	582,387
Deficit	(21,242,625)	(22,516,254)	(14,997,196)	(7,178,148)	(1,994,242)

	Year Ended December 31
	2002	2001	2000	1999	1998
Revenue (2)	$11,837,153	$10,983,259	$5,209,158	$2,443,161	$497,516
Net Income (Loss)	1,273,629	(7,519,058)	(7,819,048)	(5,183,906)	(768,393)
Net Earnings (Loss) per Share (3)	0.92	(5.00)	(5.50)	(4.54)	(1.02)

(1)	Effective July 5, 2002 the Company’s shares were consolidated on a ten (10) old for one (1) new basis. The prior years numbers have been changed to reflect the reverse split.

No cash dividends have been declared, nor are any intended to be declared. The Company is subject to no legal restrictions respecting the payment of dividends (except that they may not be paid to render the Company insolvent). Dividend policy will be based on the Company’s cash resources and needs and it is anticipated that all available cash will be needed for operations for the foreseeable future.

Exchange Rates

On June 1, 2003, the exchange rate for Canadian dollars was $1.00(US) for $1.3861 (CAD), as posted by the Bank of Canada. The high and low buying rate figures are selected from monthly figures for each month of the previous six-month period ending June 30, 2003. Daily average figures are not available from any major Canadian chartered bank.

	June	May	April	March	February	January
High	1.3695	1.4785	1.4944	1.5297	1.5672	1.5776
Low	1.3350	1.4334	1.4628	1.4840	1.5184	1.5476

Historical exchange rates for $1.00 (US) expressed in Canadian dollars over the past five years are as follows:

	2002	2001	2000	1999	1998
Period End	1.5776	1.5928	1.4995	1.4433	1.5333
Average	1.5702	1.5485	1.4848	1.4857	1.4831
High	1.6125	1.6034	1.5583	1.5287	1.5795
Low	1.5122	1.4935	1.4353	1.4433	1.4082

The above information was obtained from the Bank of Canada and is believed by the Company to closely approximate the rates certified for customs purposes by the Federal Reserve Bank in New York.

Risk Factors

Investment in the Company involves a high degree of risk. Prospective investors, prior to making an investment in the Company, should carefully consider, among others, the following risk factors:

The Company May Require Additional Capital

The Company currently does not have any commitments for additional financing. It presently has a working capital deficiency of $ 5,703,227. The Company continues to restructure its operation to operate within the new legal environment and economic climate. The Company plans to generate sufficient operating capital through operations. There can be no assurances the Company will be able to generate sufficient income from either borrowing, the sale of equity, or a combination thereof. If additional financing is required, there is no certainty it will be available when and to the extent required or that if available, it will be on acceptable terms. If adequate funds are not available on acceptable terms, the Company may not be able to fund existing operations in their current state, fund business expansion, develop or enhance its products or services, or respond to competitive pressures. This could have a material adverse effect on the Company’s existing operations and planned growth.

The auditors’ report on our December 31, 2002 consolidated financial statements includes additional comments for U.S. readers that states that the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

Governmental Regulations

In May 2002, the Government of Alberta introduced new consumer regulations on the licensing, sale, and the marketing of lifetime travel club memberships in that Province. Management is unable to predict but considers it likely similar consumer regulations will be introduced in other provinces. The resulting effect of these regulations could effect the Company’s ability to market its Snowbird vacations travel club memberships.

On October 1, 2003 the United States federal governments “no call registry” will go into effect. The new law allows consumers who do not wish to be “solicited” and receive telemarketing calls to register on the federal government’s nationwide list. The “no call list” is receiving millions of registrants. Management is unable to predict if a similar law will be introduced by Canadian governments, but considers the likelihood of similar legislation been introduced probable in the next few years. This law in Canada could effect the company’s operations and would result in a higher marketing cost which could effect the profitability of the Company’s Snowbird Vacations travel club memberships sales.

Market for the Company’s Securities

The Company’s common stock is vulnerable to pricing and purchasing actions in the Over-the-Counter Bulletin Board market that are beyond its control and therefore persons holding or acquiring shares may be unable to resell their shares at a profit as a result of this volatility. It is the intention of management to continue the listing of the Company’s shares on the Over-the-Counter Bulletin Board. Should the Company be unable to continue a listing for the securities on the Over-the-Counter Bulletin Board or other exchange, there would be no public market for trading of the company’s common shares.

The trading price of the Company’s securities has been subject to wide fluctuations in response to variations in its operating results, its announcements of business developments, or new services by the Company or its competitors, and other events and factors. The securities markets themselves have from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of any particular companies. Announcements of delays in the Company’s business plans or online commerce operations, technological innovations or new services by the Company, or its competitors developments, could have a significant and adverse impact on such market prices. Also, economic and other external factors, as well as period-to-period fluctuations in its financial results, may have a significant impact on the market price of the Company’s securities.

Common Share Dilution

The Company effected a share consolidation of its common stock on July 5, 2002, by issuing 1 new share for every 10 previously issued. Expectations of share dilution may be anticipated as the Company restructures and enters into agreements to raise equity capital to finance acquisitions and or future expenditures, as yet unidentified.

Litigation

The Company has commenced significant litigation in the province of Ontario against former officers and employees and companies owned and controlled by them. This includes Remo Lorenzetto (a.k.a Aldo Papa), Vladimir Walter Vrbetic, 1508812 Ontario Inc., Family Vacation Centers Ltd., Snowbird Sales and Marketing Inc., and 849092 Alberta Ltd. The outcome as well as the ongoing litigation may effect the market price of the companies securities and the Company’s current ability to market new travel club memberships in the province of Ontario. The defendants in the action have a counterclaim against the Company. The outcome of this action is not determinable. See History and Development of the Company.

The Company May be Unable to Retain its Key People, or to Attract and Retain Qualified Individuals.

The Company’s future success depends, in significant part, upon the continuing service and performance of its senior management and other key personnel, with whom it does not have employment agreements. If it loses the services of any of these individuals, its ability to effectively deliver services to its customers and manage its business effectively, could be impaired. Furthermore, companies seeking to develop business strategies in the online travel business may hire away some of our key employees. The Company believes that its future success will depend in large part upon its ability to attract and retain qualified personnel for its operations. The failure to attract or retain such persons could materially adversely affect the Company’s business, financial condition and results of operations.

The Markets in Which the Company Competes is Highly Competitive. If the Company Cannot Successfully Compete, its Growth Rate May Stagnate or Revenues May Decline.

The markets in which the Company competes is competitive. Although there are not many companies that currently offer the same type of services that the Company does, it is expected that competition will intensify and increase in the future as more vacation and travel-related companies engage in e-commerce and or travel clubs. The Company anticipates that it will compete for customers and experienced personnel with a number of companies having significantly greater financial, technical and marketing resources than it has. Established branded companies may have some marketing advantage due to their market identities and this is likely to have serious ramifications for the remaining travel industry players. Price competition may be instituted and sustained further reducing the profit margins within the travel industry, resulting in a reduction of the Company’s market share, and revenues.

The airline segment of the travel industry, has been subject to tough economic challenges brought about from September 11th, 2001, SARS, and the Iraq war in addition to general economic conditions. The economic viability of several large airlines and the services they now provide could be negatively impacted in the future resulting in less competition and a reduction in the products and service available to travel club members and could result in a reduction of the Company’s revenues.

These negative impacts could spread further and deeper to other segments of the travel industry and have similar negative impacts on the Company’s profitability.

System Failures May Adversely Affect the Company’s Business.

The Company’s ability to facilitate trade successfully and provide high quality customer service depends on the efficient and uninterrupted operation of its computer and communications systems. These systems and operations are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures, break-ins, sabotage, intentional acts of vandalism and similar events. The Company does not have a formal disaster recovery plan or alternative providers of hosting services, and does not carry business interruption insurance to compensate it for losses that may occur. Despite any precautions taken, and planned to be taken, by the Company, the occurrence of a natural disaster or other unanticipated problems could result in interruptions in the services provided by the Company.

In addition, system failures to provide the data communications capacity required by the Company, as a result of human error, natural disasters, or other operational disruption, could result in interruptions to its service and sales. Any damage to, or failure of, the Company’s systems could result in reductions in, or terminations of, services that could have a material adverse effect on its business, results of operations and financial condition. In the case of frequent or persistent system failures, the Company’s reputation could be materially adversely affected. Although it has implemented certain network security measures, the Company is also vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of data or the inability to complete customer transactions. The occurrence of any and all of these events could have a material adverse effect on its business, results of operations and financial condition.

Security Breaches in Connection with Online e-Commerce and Communications Could Damage the Company’s Reputation and Expose it to Liability.

A significant barrier to online e-commerce and communications is the secure transmission of confidential information over public networks. The Company processes credit cards for purchases of its products. The Company relies on encryption and authentication technology licensed from third parties to provide the security and authentication technology to effect secure transmission of confidential information, including customer credit card numbers. There can be no assurance that advances in computer capabilities, such as new discoveries in the field of cryptography, or other events or developments, will not result in a compromise or breach of the technology used by the Company to protect customer transaction data.

If any such compromise of the Company’s security were to occur, it could have a material adverse effect on its reputation and, therefore, on its business, results of operations and financial condition. Furthermore, a party who is able to circumvent the Company’s security measures could misappropriate proprietary information or cause interruptions in its operations. The Company may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. Concerns over the security of transactions conducted on the Internet and other online services, and the privacy of users, may also inhibit the growth of the Internet and other online services generally, and the World Wide Web in particular, especially as a means of conducting commercial transactions. To the extent that the Company’s activities involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could damage its reputation and expose it to a risk of loss, or litigation and possible liability. There can be no assurance that the Company’s security measures will prevent security breaches, or that failure to prevent such security breaches will not have a material adverse effect on its business, results of operations and financial condition.

In summary, the realization of any of the risks described in these “Risk Factors” could have a significant and adverse impact on such market prices.

Item 4.	Information on the Company

This description contains certain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results discussed in the forward-looking statements as a result of certain risks set forth herein and elsewhere in this Form 20-F.

History and Development of the Company

The Company was incorporated in British Columbia, Canada on September 22, 1995, under the name of Snowbird Vacations International Inc., and was continued to the Province of Ontario on November 12, 1997. The name of the Company was changed to Intravelnet.com Inc. on February 26, 1999. Further to shareholder approval on April 17, 2002, the Company’s name was changed to Forum National Investments Ltd., with a consolidation of the share capital on a ten old for a one new basis, effective July 5, 2002. The Company’s principal office is Suite 440, 375 Water Street, Vancouver, British Columbia, Canada V6B 5C6, and its telephone number is 604-806-6098. The Company’s agent in Canada is Korfeld Mackoff Silber, 1100 One Bentall Center, 505 Burrard Street, Box 11, Vancouver, B.C. V7X 1M5 its telephone number is (604) 806-6098 and has the two following web addresses: www.snowbirdvacations.com and www.foruminvestments.com.

The Company’s main business is providing travel services for the members of its “Snowbird Vacations International” travel club. A travel club membership entitles the member to access wholesale travel at rates marginally above the cost to the travel agency as well as vacation condominium rentals at wholesale rates through the Company’s wholesale network affiliation with the Cooperative Association of Resort Exchangers (C.A.R.E.) and other strategic relationships in the travel industry. The Company continues to develop products and services for its members, and seeks to expand its membership by securing and contracting licensed marketing agents throughout Canada.

The Company is continuing to pursue Internet based platforms specifically designed to service the travel club members. In November 2002 the company entered an Agreement with Synergy Travel Partners to provide an e-commerce fulfillment web site. The focus is to outsource to Synergy Travel Partners Inc. (STP) the procurement of condominiums and provide services and technology that will promote revenue growth and reduce the cost of overhead.

The web site provides all the elements necessary to browse vacation listing, tour vacation ownership resorts, and rent vacation weeks at competitive prices. The web site has it’s own unique portal with its supporting services and technology to assist in the retention and growth of the travel club memberships. The new web site product launched in January of 2003, is a unique combination of top quality resorts, superior service and cutting edge technology.

The Company presently owns four houseboats and a 120-foot motor vessel. The 120-foot motor vessel is continuing a refit of which over $2,000,000 has been expended as at May 31, 2003. The motor vessel was written down for accounting purposes to an appraised value of $3.2 million as at December 31, 2002. The vessel provided the Company with no revenue in fiscal year 2002 due to the refit in progress and is not expected to provide any revenue for 2003. The Company continues to refit the vessel at a slower than originally anticipated pace but anticipates completion in the spring of 2004. The Company has begun marketing efforts for the 2004 summer Alaska cruise season and expects the vessel to begin producing operating revenues of approximately $1.2 million in fiscal year 2004.

In 2001, the Company was in the business of developing, marketing and providing travel club, houseboat vacation club and fitness club memberships. In early 2002, the Company divested itself of its fitness vacation club and travel club sales and marketing operations.

As of January 15, 2002, the Company signed a letter of intent with a previous employee and his company 968632 Alberta Ltd. The Company divested itself of its sales and telemarketing offices in Edmonton, Alberta. For the sale of the offices, the Company was to receive $150,000 payable over time and the purchaser was to continue marketing the Company’s Snowbird Vacations travel club memberships under a licensing Agreement. On May 7th, 2002 the Company signed a similar Letter of Intent with the same previous employee and his company 968632 Alberta Ltd for the Calgary, Alberta sales and marketing operations effective date May 17, 2002. The Company was to receive $210,000 payable over time and the purchaser was to continue marketing the Company’s Snowbird Vacations travel club memberships under a licensing Agreement.

On May 17th, 2002 the Government of Alberta’s Travel Club Regulations came into effect. Under newly introduced legislation, the Alberta government charged that the Company through its agents or representatives did operate a travel club business without the required license contrary to s. 104 of the Fair Trading Act. The dollar threshold of not requiring a travel club licenses was exceeded when our supplier and agent 968632 Alberta Ltd., concurrently offered contracts that were alleged to be collateral as defined in the Act.

The Company decided not to challenge the allegation associated with the collateral contracts. On December 4th 2002, the Company reached an Agreement with the government of Alberta and acknowledged that it had failed to comply with the provision of the new travel club licensing requirements. For the Company’s part it paid a $6,000 fine and $10,000 into a provincial general consumer restitution fund. In addition the company gave an undertaking that it would apply for a Travel licenses if it would again market the Snowbird Vacations travel club memberships in the province of Alberta.

The Company received $ 188,660.26 for the sale and licensing of the Edmonton and Calgary offices under the Letter’s of intent and has written off the remaining receivable as it is uncollectable. The Company does not presently market the Snowbird Vacations travel club in the Province of Alberta.

The Company continues to operate a travel department and opened three new travel service offices in Red Deer, Edmonton, and Calgary Alberta in 2002, with the national call center in a new facility in Calgary Alberta. The Company continues to service its Snowbird Vacations travel Club members.

On January 10, 2002, the Company signed a letter of intent with a company owned by a previous manager and major shareholder of the Company Remo Lorenzetto (a.k.a. Aldo Papa). (see related parties). The letter of Intent was for the sale of the three sales and marketing offices in Ontario (Windsor, London, Kitchener) and licensing rights to market the Company’s Snowbird Vacations travel club.

Forum commenced an action (the “Action”) in the Ontario Superior Court of Justice on April 28, 2003 against Remo Lorenzetto (a.k.a. Aldo Papa), Vladimir Walter Vrbetic, 1508812 Ontario Inc., Family Vacation Centers Ltd., Snowbird Sales & Marketing Inc. and 849092 Alberta Ltd. (the “Defendants”). In the Action, Forum seeks, inter alia, $5,000,000 in damages for fundamental breach of contract, inducing breach of contract, wrongful interference with economic interests, misappropriation of Forum’s assets and breach of constructive fiduciary duty, an accounting, and related declaratory and injunctive relief aimed at regaining control of the sale and marketing of memberships in Forum’s Snowbird Vacations Travel Club in Ontario, including the return of certain leased premises in Windsor, London and Kitchener, Ontario.

On May 12, 2003, Forum obtained an order of the Ontario Superior Court (the “May 12 Order”) restraining the Defendants until the outcome of the trial in the Action from, directly or indirectly:

(a) soliciting existing members of Forum’s Snowbird Travel Club;

(b) receiving payments from any members of the Snowbird Travel Club in respect of membership fees or monthly dues payable by those members pursuant to contracts with the Snowbird Travel Club;

(c) making any vacation or travel bookings for members of the Snowbird Travel Club;

(d) soliciting members of the Snowbird Travel Club to cash-in promissory notes executed in favour of Forum by those members;

(e) representing themselves in any manner and by any means as the successor to the Snowbird Travel Club, Snowbird Vacations or Snowbird Vacations International; and

(f) representing themselves in any manner and by any means as being the authorized representative(s) of Forum or the Snowbird Travel Club, Snowbird Vacations or Snowbird Vacations International.

The May 12 Order further required that, from the date of the order until the outcome of the trial of the Action, the Defendants shall delete from their internet website all references to Forum, the Snowbird Travel Club, Snowbird Vacations or Snowbird Vacations International and post a statement on their website advising that the Defendant, Family Vacation Centers Ltd. is not associated with the Snowbird Travel Club, Snowbird Vacations or Snowbird Vacations International.

The May 12 Order also required the Defendants to package for delivery to Forum, all documents in the Defendants’ possession, power or control which relate to the sale of Snowbird Travel Club members by the Defendants, including original contracts with Snowbird Travel Club members, original promissory notes executed by Snowbird Travel Club members in favour of Forum, membership lists and membership data in respect of the Snowbird Travel Club, and Forum’s sales, marketing and service manuals in respect of the Snowbird Travel Club.

On May 21, 2003, the Defendants delivered a Statement of Defence and Counterclaim in which they denied Forum’s claims and commenced their own counterclaim for damages in the aggregate amount of $3,867,000.

On June 10, 2003, Forum delivered a Reply and Defence to Counterclaim in which it expressly denied the allegations and claim for damages contained in the Defendants’ Statement of Defence and Counterclaim.

By order of the Ontario Superior Court of Justice dated June 26, 2003 (the “June 26 Order”), the Defendants were restrained from 9:00 am on July 3, 2003 until the outcome of the trial of the Action, from directly or indirectly using a series of telephone and facsimile numbers which had been associated with the sale and marketing of Forum’s Snowbird Travel Club. The June 26 Order further required the Defendants to cooperate in the transfer of those telephone and facsimile numbers back to Forum.

Forum has brought an additional motion for an order striking the Defendants’ defence and dismissing the Defendants’ counterclaim for failure to abide by certain terms of the May 12 Order. In response, the Defendants have brought cross-motions seeking the following relief:

(a) the posting by Forum of security for costs for the defence of the Action; and

(b) an injunction prohibiting Forum from receiving payments from Snowbird Travel Club members in respect of promissory notes executed in favour of Forum by those members.

Forum’s motion and the Defendants’ cross-motions are presently returnable on August 6, 2003.

To date, the parties have not exchanged affidavits of documents or set any dates for discoveries. Since the Action is case-managed, the parties will be required, in the normal course over the next few months, to participate in a mandatory mediation of their dispute.

Given that the Action is still at its early stages, it is not possible at this point in time to provide an assessment of the probability of success for Forum’s claims or of the possible quantum of recoverable damages in such claims. For the same reason, it is not possible at this point in time to provide an assessment of the probability of success for the Defendants’ counterclaim or of the possible quantum of recoverable damages in such counterclaim. The Company does not presently market Snowbird Vacation travel clubs in the Province of Ontario. See Risk Factor Litigation.

On November 1, 2000, the Company acquired all of the issued and outstanding common shares of International Fitness Vacation Corp. for 992,000 common shares of the Company. As the common shares issued were restricted for a period of one year, the acquisition was valued based on the estimated fair value of the assets acquired. As of January 1, 2002, the Company signed an agreement with the previous shareholder of International Fitness Vacation Ltd. (“Fitness Vacation”). The Company sold 80% of its subsidiary International Fitness Vacations to the previous owner of Fitness Vacation. As consideration the Company returned to treasury 800,000 shares of the Company which were originally issued by the Company for the acquisition of Fitness Vacations. Under the terms of the Agreement the purchaser had an option for 12 months to acquire the remaining 20% for fair market value. The one year period has passed with the remaining 20% option not been exercised. Fitness Vacations ceased operations in 2002 and the Company has written off all amounts in connection with this business entity.

The 72-foot motor vessel was damaged extensively in an unexpected, sudden storm in September 2000. Damage to the vessel included significant portions of the upper superstructure, which was torn completely from the vessel. Extensive water ingress resulted in significant damage to bulkheads and the main dining lounge. The damage was not covered by insurance. The vessel was sold at a public auction in the summer of 2001.

In November 2000, the Company engaged Burntsand, Inc., to help develop detail specifications (an e-commerce blueprint) for its e-commerce website. A detailed specifications document was completed and delivered to the Company in first quarter 2001. Burntsand specializes in implementing e-commerce web-based solutions and has experience with trading/exchange applications, and software integration.

In May 2000, the Company commissioned MMG Worldwide Inc., an advertising and marketing communications firm with specific industry expertise in the resort and travel industries, to conduct research on the travel club concept pertaining to the Company’s e-business model. On behalf of the Company, MMG Worldwide conducted multiple market surveys in Atlanta, Boston, Chicago and Denver. The results of these surveys supported the viability and direction of the Company’s e-business concepts and market focus. Further development of marketing research, product positioning and branding will be dependent on available funding or securing of a joint venture partner with this project.

On April 3, 2000, the Company purchased ATM Travel Group Ltd., of Vancouver, British Columbia, a full-service, licensed IATA travel agency. In consideration, the Company issued 16,667 shares at $2.00 USD per share and paid $35,000 in cash and travel club memberships valued at $25,000. The Company continues to service its 11,805 active members through travel services offices in Vancouver, British Columbia, Calgary, Red Deer and Edmonton, Alberta and Windsor and London, Ontario. During 2002, the Company recorded gross travel bookings of $12,411,091.

In January 2000, the Company entered into a $3.3 million USD contract with Stox Broadcast Corp.’s wholly owned subsidiary, Star Target Holdings, to provide the platform and operate the e-commerce website for the Company’s online Vacation Ownership Marketplace. However, due to unsatisfactory non-performance on the contract by Stox Broadcast Corp, the Company ended the agreement with Stox Broadcast Corp et al, in November 2000. Stox Broadcast Corp returned all shares of the Company previously issued to Stox Broadcast Corp., together with a payment of $35,000 for legal expenses. All shares originally issued in this transaction have been returned to the Company’s treasury.

Business Overview

The company operates in the Canadian Travel Club market. The Company’s Snowbird vacations travel club provide members with an opportunity to utilize the Company’s travel club services, condominium and houseboats on Shuswap Lake in British Columbia. The Company seeks to market travel club membership only at this time.

	2002	2001	2000
Membership Sales	$8,397,285	$8,524,067	$3,712,724

Membership Dues	$2,360,214	$1,966,427	$1,021,496

Total	$10,757,499	$10,490,494	$4,734,220

For the fiscal year 2002, a total of 1,968 (2001—4,587, 2000—4,692) travel club memberships were sold for a mean average non-refundable purchase price of $ 1,264 (2001—$3,750, 2000—$3,390) with a standard deviation of $ 1,729 (2001—$1,807, 2000—$1,696).

Travel club memberships are due in full at the time of sale, and may either be paid in cash or financed by the Company (see Travel Club—this section). Travel club membership prices previously ranged from $995 for a trial membership to $7,995 for a lifetime membership.

Continued membership is dependent on the member paying a monthly fee of $15.00 to $24.95. If the member has not paid his/her monthly dues, the member has no entitlements. Entitlements are restored once arrears of monthly fees are paid, at the sole discretion of the club.

By tailoring its travel service offerings to include a broader product portfolio of more affordable vacation packages the Company hopes to maintain and grow the Snowbird vacations travel club membership. These packages are designed to appeal to different age groups, both younger and older, and with varying income levels.

The Company plans to achieve continued growth of its travel club memberships through four key areas assuming successful resolution of its pending litigation:

licensing Snowbird vacation travel club sales and marketing agents.

mass marketing through various media and its Internet based operations.

affiliating with travel agency’s as licensed and or joint venture partners.

Through entering the Business incentive travel segment and matching first-rate business travel services for the corporation while allowing the corporations’ employees leisure travel benefits.

Travel Club

The Snowbird Vacations travel club membership entitles the Snowbird Vacations travel club members to wholesale travel at rates marginally above the cost to the travel agency, and vacation condominium rentals at wholesale rates through the Company’s wholesale network affiliation with the Cooperative Association of Resort Exchangers (“C.A.R.E.”), and through the Company’s wholly owned subsidiary travel agencies, ATM Travel Group Ltd. and InTRAVELnet Inc., a company created to supply licensed travel products to its members.

The Company has sold the following travel club memberships:

	2002	2001	2000
Travel Club Memberships entered into during the year	$2,488,346	$15,211,582	$15,906,015
Amount recognized as revenue during the year	(471,206)	(1,890,515)	(1,656,474)

Future years revenue to be earned from current year membership agreements	2,017,140	13,321,067	14,219,541
Cash collected during the year related to future years revenue	(1,563,222)	(10,123,571)	(11,808,788)

Amounts due to be received and recognized as revenue in subsequent years from current year membership agreements	$453,918	$3,197,496	$2,410,753

Travel club purchasers have the option to pay the initial membership fee in a single installment or, alternatively, pay a minimum down payment of 10% and obtain financing from the Company, with monthly payments for the remainder of the balance. The Company seeks interest at an average rate of 7.9% on outstanding membership receivables.

Shuswap Lake

The Company currently conducts its houseboat operations on Shuswap Lake through the use of marine facilities provided by Portside Houseboats. Presently, the Company has four houseboats available between the months of May to October of each year. This provides the members with potentially 96 weeks per year within which the houseboats may be utilized. The Company has four houseboats: one that is sixteen years old, one houseboat that is nine years old and two houseboats that are seven years old.

Industry Overview

The Company presently operates in the leisure travel marketplace. The advances of technology and proliferation of the Internet have had a tremendous effect on all areas of travel industry. The company believes this trend will continue in the future. Over the last five years, Internet e-commerce has been the most significant business driver for the leisure travel market. The Wordtracker top 500 report July 2003 notes that the number one search term in the search engines is travel and the second is hotel. Traditional travel agencies are no longer able to operate in the same way, creating a great need for a full service travel club. PhoCusWright’s Online Travel Overview Market Size and Forecasts 2002-2005 (“Market Overview”) summarizes the situation stating “Online travel made impressive gains in 2002, despite the travel industry’s woes. Led by merchant rate hotel sales and an emerging vacation packaging business, online travel sales grew 47% in 2002, while overall travel industry sales fell 5%.” The Market Overview further states that “Credit card fraud and privacy issues are no longer major hurdles to online purchasing”. The Market Overview also identifies that “the Internet and not word of mouth is the major source for travel research”.

The need to provide destination information and online booking must be combined with efficient service as a primary requirement for a modern travel club. Vacation travel is a major portion of the growing $467 billion US travel and tourism industry. The Market Overview estimates that the online market is now a $38 billion market. There are an estimated 1,200 travel clubs, most of which offer their members some depth of online accessibility and service. These clubs base their value on obtaining distinctive travel products to offer their members at advantageous prices.

The Company is continuing to develop and implement the Company’s online e-commerce initiatives.

Growth Strategy

The Company recognizes that it needs to be innovative and pioneer new avenues for business development. The key to the Company’s future development is the expansion of its membership base. New opportunities have encouraged Forum National Investment to restructure and reposition itself.

The Company plans to achieve continued growth of its travel club memberships through four key areas:

licensing Snowbird vacation travel club sales and marketing agents.

mass marketing through various media and its Internet based operations.

affiliating with travel agency’s as licensed and or joint venture partners.

Through entering the business incentive travel segment and matching first-rate business travel services for the corporation while allowing the corporations’ employees leisure travel benefits.

As part of the strategy to increase memberships, the Company has shifted from Company owned and operated marketing operations to licensed sales and marketing operations in Canada. This shift in the Company’s method of generating sales will require less capital resources and management. The goal is to focus on the management and development of the travel club’s products and services. The Company is negotiating an Agreement with an independent marketing agent to market the Company’s Snowbird vacations travel club memberships in the Province of Ontario commencing in the fall of 2003

The ability to penetrate and operate in a given marketplace is dependant on several factors including regulations relating to the Company’s historical way of marketing. The Company and licensed agents have traditionally used the telemarketing process to generate initial contact with potential members. According to the Direct Marketing Association markets spent $80.3 billion on telemarketing in 2002. On October 1, 2003 the United States federal governments “no call registry” will go into effect. The new law allows consumers who do not wish to be “solicited” and receive telemarketing calls to register on the federal government’s nationwide list. The “no call list” is receiving millions of registrants. Management is unable to predict if a similar law will be introduced by Canadian governments, but considers the likelihood of similar legislation been introduced probable in the next few years. This law in Canada could effect the company’s operations and would result in a higher marketing cost which could effect the profitability of the Company’s Snowbird Vacations travel club memberships sales. (See Item 3 Risk Factors, Government Regulation).

Given the evolving telemarketing environment the Company and its agents may have to begin to focus its efforts more heavily on direct mail, traditional media advertising and Internet based marketing. New advances in technology have allowed for marketing to large amounts of potential members at lower costs. Presently e-mail and direct marketing campaigns are been reviewed with media companies to further evaluate the potential opportunities of these new marketing methods for our product.

In addition to the traditional marketing efforts, other referral programs, strategic relationships, and affinity programs are continually been evaluated. In 2000, the Company commissioned MMG Worldwide Inc., an advertising and marketing communications firm with specific industry expertise in the resort and travel industries, to conduct research on the travel club concept pertaining to the Company’s e-business model. On behalf of the Company, MMG Worldwide conducted multiple market surveys in Atlanta, Boston, Chicago and Denver. The results of these surveys supported the viability and direction of the Company’s e-business concepts and market focus.

The Company is also researching the link between the business travel and leisure travel sectors. The Company traditionally serving the leisure travel segment believes an opportunity exists to offer first rate traditional business travel services to the large number of corporations who require business travel service. In addition the Company believes a large opportunity exists to offer these same corporations leisure travel for their employees and their families. The added benefit of wholesale leisure travel for the employee and his family will be further researched and tested before full implementation.

Each facet of the Company’s development is interconnected. With growth in membership the Company’s requirements for inventory and vacation options will be increased. The Company’s primary goal is to increase memberships by marketing, its secondary goal being to increase the number of locations available to its members for vacations, and its tertiary goal being to expand its other holdings.

The Company is continuing the development of an Internet e-commerce platform specifically designed to service the travel club members initially with long term applications for the timeshare industries and the retail travel markets. The Company launched the initial phase in January of 2003 which includes an extensive catalogue of properties, a highly efficient platform for servicing the Snowbird Vacations Travel Club that includes CRM accounting, promotions and order processing. The Internet e-commerce platform is to be continual in development as the need to ever increase products and services for the Snowbird Vacations Travel Club membership continues.

Government Regulations

On May 17, 2002, the Government of Alberta introduced consumer regulations on the sales and marketing of lifetime travel club memberships in that Province. The new regulations have restricted the Company’s ability to market new lifetime travel club memberships.

The Alberta government charged that the Company through its agents or representatives did operate a travel club business without the required license contrary to s. 104 of the Fair Trading Act. The dollar threshold of not requiring a travel club licenses was exceeded when our supplier and agent 968632 Alberta Ltd., concurrently offered contracts that were alleged to be collateral as defined in the Act.

The Company decided not to challenge the allegation associated with the collateral contracts. On December 4th 2002, the Company reached an Agreement with the government of Alberta and acknowledged that it had failed to comply with the provision of the new travel club licensing requirements. For the Company’s part it paid a $6,000 fine and $10,000 into a provincial general consumer restitution fund. In addition the company gave an undertaking that it would apply for a Travel licenses if it would again market the Snowbird Vacations travel club memberships in the province of Alberta.

The Company does not presently market the Snowbird Vacations travel club in the Province of Alberta. Management believes similar consumer regulations will be introduced in other provinces including the Province of Ontario in the future.

Accordingly, certain marketing methods used by the Company or its agents are effected by such regulations as well as other laws and regulations. On October 1, 2003 the United States federal governments “no call registry” will go into effect. The new law allows consumers who do not wish to be “solicited” and receive telemarketing calls to register on the federal government’s nationwide list. The “no call list” is receiving millions of registrants. Management is unable to predict if a similar law will be introduced by Canadian governments, but considers the likelihood of similar legislation been introduced probable in the next few years. This law in Canada could effect the company’s operations and would result in a higher marketing cost which could effect the profitability of the Company’s Snowbird Vacations travel club memberships sales. (See Item 3—Risk Factors, Government Regulations).

In addition, the applicability to the Internet and commercial online services of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy, is uncertain and may take years to resolve. For example, tax authorities in a number of jurisdictions are currently reviewing the appropriate tax treatment of companies engaged in online e-commerce, and new tax regulations may subject the Company to additional sales and income taxes.

There can be no assurance that unforeseen developments or introduction of legislation and laws will not alter the Company’s ability to market and sell vacation club programs.

Organizational Structure

As of June 30, 2003, the following is a list of all the Company’s subsidiaries, all of which are wholly owned and over which the Company holds 100% voting control:

Subsidiary	Incorporating Jurisdiction
InTRAVELnet Inc..	Alberta, Canada
ATM Travel Group Ltd.	British Columbia, Canada

Properties

Office Leases

The Company is headquartered at Suite 440, 375 Water Street, British Columbia, Canada, where it leases office space housing its principle administrative and customer services, and its IT department. The Company’s lease for this 1,460 sq. ft. space expired on March 31, 2003, with the Company not exercising its option to renew such lease for an additional three-year term and is presently on a month to month agreement. The Company believes that its current facilities should be expanded for its current and future operations. The Company is seeking new facilities.

The Company leases an office in Calgary, Alberta, situated at #700 - 816 7th Avenue S.W., where travel agency and administration offices are located. The Company’s lease for this 2,096 sq. ft. space expires on October 31, 2005.

The Company leases an office in Edmonton, Alberta, situated at 9660, 106th Avenue, where travel agency and administration offices are located. The Company’s lease for this 815 sq. ft. space expires on October 31, 2005.

The Company leases an office in Red Deer, Alberta, situated at # 5, 4801, 51 Avenue, where travel agency and administration offices are located. The Company’s lease for this 1,000 sq. ft. space expires on April 30th, 2004.

The Company leases an office in Windsor, Ontario, situated at 1105, 430 Pelissier, Windsor Ontario where travel agency services are provided. This office is approximately 200 square feet on a month to month lease. The Company is also a tenant under a lease executed in respect of premises located at 2090 Wyandotte Street East in

Windsor, Ontario. By its terms, this lease expires on January 31, 1995. These premises are presently being occupied by a corporation formed by previous officers of the Company and are the subject of litigation in the Ontario Superior Court of Justice. The Company has recently learned that the landlord of the premises has purported to enter into a new lease in respect of the premises with the corporation formed by the previous officers of the Company. Accordingly, the Company has advised the landlord that it considers the landlord to have repudiated its lease with the Company and that said lease is no longer binding on the Company. (See Item 3 Risk Factors, Litigation).

The Company leases an office in London, Ontario, situated at 202,148 York Street, London, Ontario where travel agency services are provided. This office is 350 square feet on a month to month lease. The Company is also the tenant under a lease executed in respect of premises located at 310 Wellington Road South, in London, Ontario. This lease expires on August 31, 2005. These premises are presently being occupied by a corporation formed by previous officers of the Company. These premises are the subject of litigation in the Ontario Superior Court of Justice.

The Company is also the tenant under a lease executed in respect of premises located at #30, 1601 River Road East, in Kitchener, Ontario. By its terms, this lease expires on December 31, 2006. These premises are presently being occupied by a corporation formed by previous officers of the Company and are the subject of litigation in the Ontario Superior Court of Justice. The Company has recently learned that the landlord of the premises has purported to enter into a new lease in respect of the premises with the corporation formed by the previous officers of the Company. Accordingly, the Company has advised the landlord that it considers the landlord to have repudiated its lease with the Company and that said lease is no longer binding on the Company.

Motor Vessels

The Company owns 3 Shuswap Lake-style and 1 Okanagan-style houseboats, a 120-foot motor vessel.

Item	Qty	Description
Houseboats	3	Type: Shuswap Lake-Style Length: 56 feet Beam: 14 feet Accommodation: Generous living and sleeping quarters for up to 8 passengers
Houseboats	1	Type: Okanagan-Style Length: 44 feet Beam: 12.6 feet Accommodation: Moderate living and sleeping quarters for up to 8 passengers
Golden Mystique	1	Type: 120 ft. motor vessel Overnight Accommodation: 12 passengers Dinner cruise - 120 passengers
Service Boats	1	Length: 26 feet
Trailer	1	60 ft. highway trailer

Item 5.	Operating and Financial Review and Prospects

Operating Results

In the spring of 1997, the Company conducted a four-week market trial that generated 32 new members resulting in approximately $218,000 in membership sales. The cost of the market trial was approximately $105,000 or 48% of sales. Costs include 18% in various levels of contract commissions, 15% for advertising and promotions and 15% relating to telemarketing. As a portion of membership sales entitles members to use the Company’s vacation privileges at a future date, this income is deferred and recognized evenly over the life of the members’ entitlement. In 1998, the Company sold no new memberships. The revenue from membership sales includes the portion of deferred membership sales from prior years that was recognized in 1998, as well as monthly dues received in the year. For the year ended December 31, 1998, membership sales of approximately $81,000 were deferred and are to be recognized as income in future periods. Sales in following years have been deferred using the same principles. The M.V. Golden Mystique provided additional revenues of $400,000 during 1998 from the Bare Boat Charter Agreement with Palmer Yachts Ltd. During 1999, the contract between the Company and Palmer Yachts Ltd. provided approximately $400,000 in charter revenue. Charter revenue in 2000, 2001, 2002 and 2003 was and will be nil due to the refit of the 120-foot motor vessel.

The Company continues to refit the vessel at a slower than originally anticipated pace but anticipates completion in the spring of 2004. The motor vessel was written down for accounting purposes to an appraised value of $3.2 million as at December 31, 2002. The Company has begun marketing efforts for the 2004 summer Alaska cruise season and expects the vessel to begin producing operating revenues of approximately $1.2 million in fiscal year 2004.

The following depicts some of the Company’s significant operating results:

	Year End December 31
	2002	2001	2000
Travel Club Memberships Sold	$2,488,346	$15,211,582	$15,906,015
Amount Recognized as Revenue during the year see Note # 8	471,206	1,890,515	1,686,474
Membership Dues	2,360,214	1,966,427	1,021,4965
# Travel Club Memberships Sold	1968	4,587	4,692
Mean Average Membership Price	$1,513	$3,750	$3,390
Standard Deviation from Mean	$1,729	$1,807	$1,696
Net Income (Loss) for the year	1,273,629	$(7,519,058)	$(7,819,048)
Income (Loss) per Share (1)	0.92	(4.96)	(5.50)

(1)	Effective July 5, 2002 the Company’s shares were consolidated on a ten (10) old for one (1) new basis. The prior years numbers have been changed to reflect the reverse split.

2002 year-end Travel Club Memberships sales totals were down 84% to $ 2,488,346 ($15,211,582—2001, and $15,906,015—2000), with amount recognized as revenue during the year was down 75% to $ 471,206 ($ 1,890,515—2001, $ 1,686,474—2000) and corresponding total revenue increase of 7.8% to $ 11,837,153 ($10,983,259—2001, $5,209,158—2000). In 2002 gross cash flow from operations declined 69.7% to $ 4,976,540 with a net cash outflow from operations of $286,466, compared to gross cash flows of $16,407,665 with a net cash outflow from operations of $187,314 in 2001,and gross cash flow of $13,984,084 with a net cash inflow from operations of $940,872 in 2000.

The Company had revenues from membership dues of approximately $2,360,000 for the year ended December 31, 2002, $1,966,000 in 2001, $1,021,000 in 2000, $464,000 in 1999, $88,900 in 1998, $125,000 in 1997, and expects dues of approximately the same figure as 2002 for the year ended December 31, 2003.

For the fiscal year 2002, a total of 1,968 travel club memberships were sold, down 57% (2001—4,587, 2000—4,692). The mean average travel club membership purchase price decreased 66% to $1,264 ($3,750—2001, and $3,390—2000). Standard deviation from the mean purchase price has decreased 4.3% to $ 1,729 ($1,807—2001, and $1,696—2000).

Net Income for the year rose to a gain of $1,273,629 (($7,519,058)—2001, and ($7,819,048)—2000). Earnings per share rose to $0.92 (($9.96) in 2001, and ($5.50) in 2000). There were 1,384,771 shares outstanding as of December 31, 2002 after the ten (10) old for one (1) new share consolidation of the Company’s stock, compared with 15,469,608 in 2001 and 13,854,608 in 2000. There are presently 1,384,771 shares outstanding.

Expenses decreased by 39% or $5,932,790 in 2002 due mainly as a result of the divesture of the sales and marketing operations and the operating costs associated with their operations. Income was decreased by the additional write off of membership contracts and goodwill from the purchase of Family Passports and the evaluation of the yacht presently undergoing a refit. Management assessed the recoverability of membership contract costs and goodwill, based on estimated undiscounted future cash flows and determined that a permanent impairment in value occurred. Accordingly a Marine Surveyors report estimated a present value of less than the value the Company carried the yacht on its financial statements. Management has written the asset down accordingly to the value of the Marine Surveyors report.

The expenses contain commissions from the sale of memberships during the fiscal year. Total commissions costs in 2002 totaled $ 1,597,220 compared to $1,285,310 in 2001 and $655,027 in 2000. Commissions are deferred over a five-year period. In 2002 the commissions expense included one-fifth of commissions paid out in 1999, 2000, 2001 and 2002.

Condominium rental expense in 2002 totaled $493,110 compared to $1,026,326 in 2001, and $607,215 in 2000. The Company has sought to remove itself to prepaying and guaranteeing condominium bookings in advance of condominium requests from the members. Therefore it has not renewed some previous unprofitable contracts. Additionally as part of the Ontario Sales and marketing divesture these office booked condominiums for the Ontario membership through a privately held corporation.

Consulting fees in 2002 totaled $345,574 compared to $1,142,055 in 2001 and $1,123,799 in 2000. The consulting fees in 2001 included $316,000 of web related development costs compared to $283,000 in 2000 and $90,000 in 1999.

The expenses contain bad debt from attempted collection of promissory notes and receivables owed to the company. Bad Debt in 2002 totaled $1,512,568 compared to $505,578 in 2001 and nil in 2000. Management wrote off to bad debt $401,245 to write down accounts receivable related to delinquent members in 2002. During the year management assessed the likelihood of collection on certain delinquent members and considered an increase in the percentage for allowance for doubtful accounts should be implemented to be more conservative in estimates. As a result management increased the allowance for doubtful accounts by 150%.

The following depicts the Company’s Contractual obligations:

	Payments due by period
Contractual Obligations	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long-Term Debt Obligations	$—	$—	$—	$—	$—
Capital Finance Lease Obligations	91,273	171,497	91,273	—	183,213
Operating Lease Obligations	86,500	86,500	198,765	—	198,765
Purchase Obligations	33,527	33,527	16,763	—	50,290

Total	$211,300	$387,025	$11,716	$—	$432,268

Liquidity and Capital Resources

Liquidity

In 1999, working capital decreased to a deficit of $888,274, primarily due to the acquisition of the Family Passport operations during 1999. The acquisition by the Company increased receivables by approximately $2,500,000, and payables were increased by approximately $500,000. In addition, the acquisition resulted in an increase of current deferred revenues of approximately $1,200,000.

In 2000, the working capital decreased to a deficit of $3,005,721, primarily due to an increase in the current portion of deferred revenue of approximately $2,900,000.

In 2001, the working capital decreased to a deficit of $5,105,606 primarily due to a decrease in the accounts receivable, an increase in accounts payable, an increase in the current portion of deferred revenue, and the addition of the current portion of advances against future revenue streams.

On July 3, 2001 the Company entered the an agreement with Monterey Financial Services, Inc. of Oceanside, California for the purchase of the Company’s retail installment contracts, promissory notes, security agreements, membership agreements and/or other instruments. Under the terms of the agreement, Monterey Financial Services has the option to purchase at its discretion, all the Company’s rights, title and interest in and to the contracts submitted by the Company to Monterey Financial Services. (See Note 3(h)—Financial Statements)

In 2002, the working capital decreased to a deficit of $ 5,703,227 primarily due to a decrease in accounts receivable, an increase in accounts payable, and an increase in accrued liabilities. The Company continues to restructure its operation to operate within the new legal environment and economic climate. The Company plans to generate sufficient operating capital through operations. There can be no assurances the Company will be able to generate sufficient income from either borrowing, the sale of equity, or a combination thereof. If additional financing is required, there is no certainty it will be available when and to the extent required or that if available, it will be on acceptable terms. If adequate funds are not available on acceptable terms, the Company may not be able to fund existing operations in their current state, fund business expansion, develop or enhance its products or services, or respond to competitive pressures. This could have a material adverse effect on the Company’s existing operations and planned growth. (See Item 3 Risk Factors, The Company may require Additional Capital).

The Company’s total Net Income increased $8,792,687 to $1,273,629. This increase was primarily caused by recognizing in the current period membership sales revenue from prior periods and attributed to the divesture of the sales and marketing operations and the operating costs associated with their operations. Net Income was decreased by the additional write off of membership contracts and goodwill from the purchase of Family Passports and the evaluation of the yacht presently undergoing a refit. Management assessed the recoverability of membership contract costs and goodwill, based on estimated undiscounted future cash flows and determined that a permanent impairment in value occurred and wrote off $311,890. Accordingly a Marine Surveyors report estimated a present value of less than the value the Company carried the yacht on its financial statements. Management has written the asset down $1,793,237 accordingly to the value of the Marine Surveyors report.

The 120-foot motor vessel is continuing a refit. The vessel provided the Company with no revenue in fiscal year 2002 due to the refit in progress and is not expected to provide any revenue for 2003. The Company continues to refit the vessel at a slower than originally anticipated pace but anticipates completion in the spring of 2004. The Company has begun marketing efforts for the 2004 summer Alaska cruise season and expects the vessel to begin producing operating revenues of approximately $1.2 million in fiscal year 2004.

Capital Resources

The Company’s capital resources are comprised primarily of private investors (including members of management) who are either existing contacts of the Company’s management, or who came to the attention of the Company through brokers, financial institutions and other intermediaries. The Company’s access to capital is always dependent upon general financial market conditions.

The Company has no agreements with Management, investors, shareholders or anyone else respecting additional financing at this time. Because of the nature of the Company’s business, there are no trends in the nature of its capital resources that could be considered predictable. To date, the Company’s capital resources have consisted solely of the private issuance of common shares and convertible securities.

Research and Development, Patents and Licenses, etc.

The Company’s research and development expenses for the last three fiscal years have been limited to the development of its Internet e-commerce site. For fiscal years ended 2002, 2001, and 2000 the Company expended $ -, $316,000, and $283,000, respectively, for expenses related to its e-commerce site.

Trend Information

On October 1, 2003 the United States federal governments “no call registry” will go into effect. The new law allows consumers who do not wish to be “solicited” and receive telemarketing calls to register on the federal government’s nationwide list. The “no call list” is receiving millions of registrants. Management is unable to predict if a similar law will be introduced by Canadian governments, but considers the likelihood of similar legislation been introduced probable in the next few years. This law in Canada could effect the company’s operations and would result in a higher marketing cost, which could effect the profitability of the Company’s Snowbird Vacations Travel Club memberships sales.

The two Sales and Licensing Agreements entered into in 2002 have not proven successful as of this date. The Company can give no assurances that licensed marketing efforts will be successful in the future. In the alternative the Company is investigating other marketing efforts that differ from the previous traditional sales cycle.

Given the legal environment the Company and its agents must focus its efforts more heavily in direct mail, traditional media advertising and Internet based marketing. New advances in technology have allowed for marketing to large amounts of potential members at lower costs. Presently e-mail and direct marketing campaigns are been reviewed with media companies to further evaluate the potential opportunities of these new marketing methods for our product

In addition to the traditional direct marketing and media efforts, other referral programs, strategic relationships, and affinity programs are continually been evaluated.

As of June 30, 2003, the Company had sold or acquired 17,364 travel club memberships and 97 houseboat vacation club memberships, for a total of 17,461 memberships. Of the 17,461 memberships sold or acquired, 11,805 are active, with 9,508 current and 2,297 in arrears in monthly membership dues or payments. The unit volume sales of its vacation club memberships in 2002 were 1,968, in 2001, 4,587 memberships and 2000, 4692 memberships. The Company is unable to estimate the unit volume sales of its vacation club memberships for the fiscal year 2003 and beyond. The average price of a membership sold was reduced to $1,264 from $3,750 in 2001, and $3,390 in 2000. It is anticipated that marketing of Snowbird Vacations travel club memberships through licensed agents will further reduce the average price of a membership realized by the Company. The Company is unable to project sales totals for 2003. Sales totals for 2002 were $2,488,345 for 2001 $15,211,582, for 2000—$15, 906,015, and for 1999 $7,420,001.

The Company has innovated a basic model to allow the travel club to leverage its affiliations and partnerships in order to get exceptional rates and terms with full service to the membership. It has completed the development of three main technology projects: firstly, an online website that will increase the services and vacation opportunities for its members; secondly, the completion of a full membership management system; and thirdly, the implementation of a customer relationship management system. This is a timely merger of experienced staff and existing relationships with complete technology and service platforms.

The Company believes it has taken, and will continue to take, the necessary steps to develop and provide service to its travel club members. The Company believes the implementation of necessary measures will allow the continued growth of the travel club with a corresponding reduction in operating costs while focusing on membership service and travel products.

Critical Accounting Policies

The preparation of our financial statements requires that we adopt and follow certain accounting policies. Amounts presented in the financial statements have been determined in accordance with such policies, certain of which incorporate estimates and assumptions. Although management believes that the estimates and assumptions are reasonable, actual results may differ.

Included below is a discussion of the accounting policies that are affected by the most significant judgments and estimates used in the preparation of the financial statements, how such policies are applied and how results differing from the estimates and assumptions would affect the amounts presented in the financial statements. Other accounting policies also have a significant effect on our financial statements, and some of these policies also require the use of estimates and assumptions. Note 3 to the Consolidated Financial Statements discuss the significant accounting policies.

Revenue Recognition

The Company generates revenues from the sale of memberships, dues and charter sales. The portion of revenue received from members, which entitles members to use the Company’s vacation and travel club privileges at a future date, is deferred and recognized in income evenly over the term of the members’ entitlements.

The revenue related to three and five-year memberships are recognized evenly over the term of the contract. For lifetime memberships, revenue is recognized over a period of five years, which is the best estimate over which the performance of services will be required. The service period of lifetime memberships is based on a combination of factors such as the estimated length of service required, and historical membership cancellations and refunds. Management regularly reassess the appropriateness of the estimated service period of lifetime memberships and will revise it prospectively if future events, which are generally outside of our control, indicate that the service period is shorter or longer than five years.

Management believes that the assumptions we have made in the period of recognition described above are reasonable. However, if revisions to the length of service for lifetime memberships are necessary, the expected financial results will be impacted and these results may be material.

Accounts Receivable

The Company generates a significant portion of revenue and related accounts receivable from travel memberships. Management evaluates the collectibility of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations, a specific reserve for bad debts against amounts due is recorded to reduce the recognized receivable to the net amount we reasonably believe will be collected. For all other customers, reserves are recognized for bad debts based on past write-off history and the length of time the receivables are past due.

Asset Impairments

Management evaluates the carrying value of intangible assets for impairment whenever indicators of impairment exist. If it is determine that such indicators are present, then an undiscounted future net cash flow projection for the asset is prepared. In preparing this projection, assumptions must be made concerning future financial performance after considering historical trends, business plans and likely external factors. If projections of future net cash flows are in excess of the carrying value of the recorded asset, no impairment is recorded. If the carrying value of the asset exceeds the projected undiscounted net cash flows, an impairment is recorded. The amount of the impairment charge is determined as the deficiency of the discounted projected net cash flows to the carrying value.

During the year, management has recorded an impairment of our goodwill, membership contracts and the 120’ Motor Vessel. The assessment of the recoverability of the Motor Vessel was based on an independent appraisal. The assessment of the recoverability of the membership contract costs and goodwill was based on estimates of undiscounted future cash flows and it was determined that an impairment in value had occurred. Management believes that the assumptions we have made in projecting future cash flows for the evaluations described above are reasonable in the circumstances.

Item 6.	Directors, Senior Management and Employees

Directors and Senior Management

The names and municipality of residence of each of the directors and officers of the Company, the principal occupations in which each has been engaged during the immediately preceding five years, and their respective ownership of the Company’s common shares as at the date herein, are as follows:

Name and Address	Date of Birth	Principal Occupation For the Past Five Years	Position Held
Michael Parsonson Kelowna, B.C. Canada	Aug. 5, 1955	For the past seven years, employed full-time by the Company.	Chairman of the Board since January 2000 and Director since November 1997

Daniel Clozza Vancouver, B.C. Canada	Feb. 9, 1960	Since September 1995, employed full-time by the Company.	President, CEO and Director since September 1995

Martin Tutschek	May 24, 1960	Prior to joining the board in 2001, Business Development Manager for US operations of Trader Media. From 1996 – 2000 Circulation Director for North American Operations of Trader Media.	CFO and Director since August 2001

There are no family relationships between any directors or executive officers and any other director or executive officer. Each Director serves for a term of one year or until the next annual meeting of the shareholders at which Directors are elected and qualified.

Compensation

During the year ended December 31, 2002, the Company paid $ ni, (2001—$270,065, 2000—$96,000) in management fees and $120,339 (2001, $95,625, 2000—$106,517) in consulting fees to directors. The Company also reimbursed $138,802 (2001—$273,140, 2000—$413,620) to directors for expenditures made on behalf of the Company.

The Company has no pension, retirement or other similar benefits for directors or officers pursuant to any existing plan provided by, or contributed to by, the Company or its subsidiaries.

Board Practices

The Board of Directors meets formally approximately 6 to 8 times per year on an as needed basis to deal matters relating to the Company. In June of 2003 the Board designated an Audit Committee. Members of the Audit Committee are David Ashby, Martin Tutschek and Michael Parsonson. The purpose of the Audit Committee is to assist the Board of Directors in general oversight of the Company’s financial reporting, internal control and audit functions. The Board is in the process of adopting a charter for the Audit Committee. The Audit Committee met in July of 2003 with the Company’s auditors to review the 2002 statements.

Employees

The following is a breakdown of Company employees as at June 30, 2003 and for the years ended December 31st, 2002, 2001, 2000:

	June 30 2003	2002	2001	2000
Administrative Staff	11	13	20	22
Customer Service Representatives	26	51	58	65
Sales Personnel	—	—	148	169
IT / e-Commerce Personnel	3	4	4	11

Share Ownership of Management

The following table sets forth the share ownership of management as of June 30, 2003:

Name and Address	Number of Shares	Percent of Class
Michael Parsonson, Kelowna, B.C. Canada	60,485	4.3%
Daniel Clozza, Vancouver, B.C. Canada	137,000	9.8%
Martin Tutschek, Vancouver, B.C. Canada	44,130	2.8%

Note: Does not include options owned by directors or officers. Options are disclosed below.

Incentive Share Purchase Plan

In August 2000, an Incentive Share Purchase Plan (the “Purchase Plan”) was implemented to encourage directors, officers and employees (“Participants”) to purchase Company common shares at a discount to market values.

Under the Purchase Plan, eligible participants may contribute up to 10% of their basic annual salaries, or a lump sum purchase. Shares issued under the Purchase Plan are restricted from trading for one year from the date of issuance. The Purchase Plan was terminated on September 30, 2001.

In 2002, 2,810 (2001—155,000) common shares were issued under the Purchase Plan relating to subscriptions received during 2001. Accordingly, no value (2001—$65,115) was assigned to the 2002 issuance of shares previously subscribed for under the Purchase Plan

As at May 31, 2003, there were no employee or management incentive options outstanding.

Warrants

There are no warrants outstanding.

Other Dilutive Elements

All convertible debentures totaling $53,887 are fully matured as of December 31, 2002. The debentures carry a rate of interest of eight percent per annum payable semi-annually. The conversion feature of the debenture allows for the debenture holders to convert his capital at a rate of $6.00 US to $12.50 US per share. The Company would have 4,622 shares issued if 100% of the debentures were to be converted. During 2002, $20,571 (2001- $8,400) of convertible debentures were repaid. There were no conversions during 2002 or 2001.

Conflicts of Interest

Certain of the Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest rises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. It may occur that a particular company will assign all or a portion of its interest in a particular asset to another of these companies due to the financial position of the company making the assignment. In accordance with the Company Act (Ontario), the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will acquire a particular asset, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

The following persons hold, of record or beneficially, directly or indirectly, or are known by the Company to own beneficially, directly or indirectly, more than 5% of the issued shares of the Company as at May 31, 2003:

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class
Common shares N.P.V.	Reliant Investments Ltd. (1)	275,000	19.86%
Common shares N.P.V.	Daniel Clozza	137,000	9.89%

(1)	Reliant Investments Ltd is wholly owned by Remo Lorenzetto (a.k.a.) Aldo Papa who is also a former officer and employee of the Company and is party to the litigation currently ongoing in the province of Ontario.

Related Party Transactions

Other than as disclosed herein and as set out above, the directors, senior officers and principal shareholders of the Company, or any associate or affiliate of the foregoing, have not participated in and have no other interest, direct or indirect, in any material transactions in which the Company has participated, or in any proposed transaction which has materially affected or will materially affect the Company during the 2002 fiscal year and through May 31, 2003:

On February 1, 1999, the Company purchased from 715082 Alberta LTD a company owned by Tara Davies, who was after the purchase elected and served as an officer of the Company. The Agreement between the Company and Tara Davies was for the purchase of travel club membership contracts, travel club membership accounts receivable, a retail sales office in Calgary and Edmonton Alberta and other assets including capital assets and the trade name Family Passport club Canada for consideration of six million dollars. The Company issued three million shares at two dollars per common share as settlement.

In 2002 Tara Davies married Remo Lorenzetto. Remo Lorenzetto was an Officer and Director of Sales and marketing for the Company until March 1, 2002. In 2001 Lorenzetto was elected to the Board of Directors of the Company but was ineligible to serve due to a recent banckruptcy. Remo Lorenzetto (a.k.a. Aldo Papa) incorporated a company in the Grand Cayman Islands under the same name as 715082 Alberta Ltd. The Shares of 715082 Alberta Ltd (Canada), were then transferred to 715082 Alberta Ltd (Cayman Islands). 715082 Alberta Ltd (Cayman Islands) changed its name to Reliant Investments (Cayman Islands), which is now wholly owned by Remo Lorenzetto (a.k.a. Aldo Papa.) See key Item 3 Risk Factors, Litigation.

Amounts due to shareholders during fiscal year 2002 were $ 12,023. The amounts are unsecured, non-interest bearing, repayable on demand, and relate primarily to reimbursements or expenses paid on behalf of the Company.

During the year ended December 31, 2002, the Company paid $ 0 in management fees and $ 120,339 in consulting fees to directors. The Company also reimbursed $ 138,802 to directors for expenditures made on behalf of the Company.

Interests of Experts and Counsel

Not applicable, filing as an annual report.

Item 8.	Financial Information

Included as part of this filing are audited consolidated balance sheets as at December 31, 2002 and 2001, and the consolidated statements of operations and deficit and cash flows for the each of the years in the three-year period ended December 31, 2002. The audit was conducted in accordance with U.S. and Canadian generally accepted auditing standards.

Item 9.	The Offer and Listing

For the five most recent full financial years, the annual high and low market prices for the Company’s common stock were as follows:

	2002	2001	2000	1999	1998
High	$1.75	0.63	2.250	2.062	N/A
Low	$0.01	0.04	0.312	0.250	N/A

For the two most recent full financial years, the high and low market prices for each full financial quarter for the Company’s common stock were as follows:

	2003		2002				2001
	Q1	Q2	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
High	$0.16	$0.08	$0.25	0.05	1.75	0.8	$0.63	0.28	0.34	0.14
Low	$0.10	$0.07	$0.05	0.01	0.25	0.13	$0.09	0.1	0.13	0.04

For the two most recent six months, the high and low market prices for each month for the Company’s common stock were as follows:

	2003					2002
	June	May	Apr	Mar	Feb	Jan	Dec	Nov	Oct	Sep	Aug	Jul
High	$0.08	0.08	0.11	0.12	0.11	0.16	$0.25	0.38	0.80	1.11	1.30	1.75
Low	$0.07	0.07	0.11	0.10	0.11	0.11	$0.13	0.13	0.35	0.70	0.75	0.25

Markets

As of July 8, 2002 the shares of Forum National Investments Ltd. are publicly traded on the NASD OTC:BB under the trading symbol FMNIF. The nature and extent of principal non-United States trading market is approximately 90% of all outstanding securities, which are held outside the United States, and approximately 10% of all outstanding securities are held within the United States as of June 15, 2002. The share price has traded at a high of $2.25 USD in 2000 and a low of $0.01 USD in 2002.

Description of Capital

The Company’s securities are recorded on the books of its transfer agent in registered form.

The authorized capital of the Company is 100,000,000. As at December 31, 2002, 1,384,771 common shares were issued and outstanding. To the best of the knowledge of the Company, the Company is not directly or indirectly controlled by another corporation or by any foreign government.

All of the authorized common shares are of the same class and rank equally as to dividends, voting powers and participation in assets. Holders of the common shares are entitled to one vote per common share on all matters submitted to a vote of shareholders, and the vote of the holders of a majority of the shares represented at a meeting at which a quorum is present will be the resolution of the shareholders unless the vote of a greater number is required by law.

The holders of the common shares are entitled to receive dividends as and when declared by the Directors and to share in the remaining property and assets of the Company in the event of the liquidation, dissolution or winding up of the Company. No common shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender or sinking or purchase funds.

Item 10.	Additional Information

Memorandum and Articles of Association

Incorporated by reference from Registration Statement on Form 20-F, filed November 3rd, 1998.

Material Contracts

As of November 20, 2002 the Company signed an Agreement with Synergy Travel Partners Inc. owned by a former employee and a former consultant to complete the first stage of Company’s e-commerce initiative. The focus is to outsource to Synergy Travel Partners Inc. (STP) the procurement of condominiums and provide services and technology that will promote revenue growth and reduce the cost of overhead.

In January, 2002, the Company signed a letter of intent with a previous employee and his company 968632 Alberta Ltd. The Company divested itself of its sales and telemarketing offices in Edmonton, Alberta. For the sale of the offices, the Company was to receive $150,000 payable over time and the purchaser was to continue marketing the Company’s travel club memberships under a licensing Agreement. On

May 7th, 2003 the Company signed a similar Letter of Intent with the same previous employee and his company 968632 Alberta Ltd for the Calgary, Alberta sales and marketing operations effective date May 17, 2002. The Company was to receive $210,000 payable over time and the purchaser was to continue marketing the Company’s travel memberships under a licensing Agreement.

In September of 2002, the Company delivered a cease and desist order to 968632 Alberta Ltd revoking their right to market our Travel club under the Letter’s of Intent.

On January 10, 2002, the Company signed a letter of intent with a company owned by a previous manager of the Company. The letter of Intent was for the sale of the three sales and marketing offices in Ontario and licensing rights to market the Company’s travel club. On December 27, 2002, the Company filed a Statement of Claim in the Supreme Court of British Columbia for breech of the January 10th 2002 Letter of Intent, against the former manager, 1508812 Ontario Inc and other directly involved.

The Company received $ 215,824 for the sale of the Ontario offices under the Letter’s of intent and has sought the relief of the courts for the balance of monies owing and other breeches. The action is ongoing and continues with no date set for trail or mediation at this time.

On November 1, 2000, the Company acquired all of the issued and outstanding common shares of International Fitness Vacation Corp. for 992,000 common shares of the Company. As the common shares issued were restricted for a period of one year, the acquisition was valued based on the estimated fair value of the assets acquired. As of January 1, 2002, the Company signed an agreement with the previous shareholder of International Fitness Vacation Ltd. (“Fitness Vacation”). The Company sold 80% of its subsidiary International Fitness Vacations to the previous owner of Fitness Vacation. As consideration the Company returned to Treasury 800,000 shares of the Company which were originally issued by the Company for the acquisition of Fitness Vacations. Under the terms of the Agreement the purchaser had an option for 12 months to acquire the remaining 20% for fair market value. The one year period has passed with the remaining 20% option not been exercised. Fitness Vacations ceased operations in 2002 and the Company has written off all amounts in connection with this business entity.

On July 3, 2001 the Company entered into an agreement with Monterery Financial Services, Inc, of Oceanside, California, for purchase of the Company’s retail installment contracts, promissory notes, security agreements, membership agreements and/or other instruments. Under the terms of the agreement Monterey Financial Services has the option to purchase at its discretion, all the Company’s rights, title and interest in and to the contracts submitted by the Company to Monterey Financial Services (See Note 3(h)—Financial Statements.

In October 2000, the Company signed an agreement with Burntsand, Inc. to develop the e-commerce blueprint for the Company’s website, an internet-based, real-time marketing, exchange and auction service planned to launch in second quarter 2002. Burntsand was paid $138,000 for its services. The agreement was for the period November 2000 to January 2001 for services required to develop the e-commerce blueprint.

Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. Any such remittances to United States residents are subject to withholding tax (See Taxation—in this section).

There is no limitation imposed by the laws of Canada or by the Charter or other constituent documents of the Company on the right of a non-resident to hold or vote common shares, other than as provided in the Investment Canada Act (Canada) (the “Investment Act”). The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire common shares. It is general information only; it is not a substitute for independent advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review the Minister responsible for the Investment Act (the “Minister”) is satisfied that the investment is likely to be of net benefit to Canada. An investment in common shares by a non-Canadian other than a “WTO Investor” (as that term is defined in the Investment Act and which term includes entities which are nationals of, or are controlled by, nationals of members of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company was $5 million or more, or if an order for review was made by the Federal Government on the grounds that the investment related to Canada’s cultural heritage or national identity. An Investment in common shares by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Act, if it was an investment to acquire control of the Company and the value of the assets of the Company was not less than a specified amount, which for 1995 is $160 million, and which increases each year by an amount equal to the increase in current nominal Gross Domestic Product. A non-Canadian would acquire control of the Company for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares. The acquisition of less than a majority but one-third or more of the common shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of common shares.

Certain transactions relating to common shares would be exempt from the Investment Act, including:

An acquisition of common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities,

An acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, and

An acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of common shares, remained unchanged.

Acquisitions of control by WTO Investors of certain Canadian businesses are subject to review even if the value of the assets of the Canadian business does not exceed the annual threshold applicable to WTO Investors ($160 million in 1995). For example, investments in the following sectors are subject to the $5 million threshold applicable to all non-Canadians: uranium, financial services, transportation services and cultural businesses, which include publication, distribution and sale of books, magazines, periodicals, newspapers, music film and video products and the exhibition of film and video products and broadcast media such as television and radio services.

Taxation

The following summarizes the principal Canadian federal income tax considerations applicable to the holding and disposition of common shares by a holder of one or more common shares (the “Holder”) who is resident in the United States of America and holds common shares solely as capital property. This summary is based on the current provisions of the Income Tax Act (Canada) (the “Tax Act”), the regulations thereunder and all amendments to the Tax Act publicly proposed by the Government of Canada to the date hereof, and on the current provisions of the Canada-U.S. 1980 Tax Convention (the “Treaty”). It has been assumed that all currently proposed amendments to the Tax Act will be enacted as proposed and there is no other relevant change in any governing law, although no assurance can be given in these respects.

Every Holder is liable to pay a Canadian withholding tax on every dividend that is, or is deemed, to be paid or credited to the Holder on the Holder’s common shares. Under the Treaty, the rate of withholding tax is, if the Holder is a company that owns at least 10% of the voting stock of the Company and beneficially owns the dividend, 10%, and in any other case, 15%, of the gross amount of the dividend.

Pursuant to the Act, and subject to certain limited exceptions, a Holder will not be subject to Canadian capital gains tax on any capital gain realized on an actual or deemed disposition of a common share, including a deemed disposition on death, provided that the Holder did not hold the common share as capital property used in carrying on a business in Canada, and that neither the Holder nor persons with whom the Holder did not deal at arm’s length alone or together owned 25% or more of the issued shares of any class of the Company at any time in the five years immediately preceding the disposition.

Documents on Display

Any documents referenced in this annual report can be viewed at the Company’s principal executive office.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

The Company has no financial instrument about which disclosure of quantitative or qualitative market risk exposure is required.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

There have been no defaults, dividend arrearages or delinquencies.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15.	Internal Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures within 90 days of the filing date of this annual report, and, based on their evaluation, our principal executive officer and principal financial officer have concluded that these controls and procedures are effective. There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation. Disclosure controls and procedures are our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

PART III

Item 17.	Financial Statements

See attached. Included are audited consolidated balance sheets as at December 31, 2002 and 2001, and the consolidated statements of operations and deficit and cash flows for each of the years ended December 31, 2002, 2001 and 2000, including the Auditors’ Report to Shareholders.

Item 18.	Financial Statements

Not applicable.

Item 19.	Exhibits

Exhibits attached to this Form 20-F are as follows:

Exhibit	Description

1.1	Registered Incorporation Memorandum. (1).

1.2	Articles of Continuance into Ontario. Filed herewith.

1.3	Articles of Amendment, Change of Name. Filed herewith.

2b.1	Convertible Debenture for $98,000, issued April 2000. To be filed upon request.

4.3	Burntsand Inc., Letter of Engagement for Professional Services, dated October 26, 2000. (2).

4.4	International Fitness Vacation Corp., Purchase Agreement, dated October 30, 2000. (2).

4.5	Collateral Marine Agreement, dated September 17,1999. (2).

4.6	Montery Financial Agreement, dated July 6, 2001. (3).

4.7	International Fitness Vacation Corp., Sales Agreement, dated January 1, 2002. (3).

4.8	Letter of Intent, Edmonton Sales and Licensing Agreement, dated January 15, 2002. (3).

4.9	Letter of Intent, Ontario Licensing Agreement, dated January 10, 2002. (3).

4.10	Letter of Intent, Calgary Sales and Licensing Agreement, dated May 7, 2002. (3).

4.11	Travel Synergy Partners, Agreement dated November 20, 2002. Filed herewith

8.1	List of Subsidiaries. Filed herewith.

12.1	Section 302 Certification of Chief Executive Officer, dated August 15, 2003. Filed herewith.

12.2	Section 302 Certification of Chief Financial Officer, dated August 15, 2003. Filed herewith.

13.1	Section 906 Certification of Chief Executive Officer, dated August 15, 2003. Filed herewith.

13.2	Section 906 Certification of Chief Financial Officer, dated August 15, 2003. Filed herewith.

(1)	Incorporated by reference from Registration Statement on Form 20-F, filed November 3rd, 1998.
(2)	Incorporated by reference from Annual Report on Form 20-F, filed June 22, 2001.
(3)	Incorporated by reference from Annual Report on Form 20-F, filed July 8, 2002.

FORUM NATIONAL INVESTMENTS LTD. AND SUBSIDIARIES

INDEX TO FINANCIAL STATEMENTS

Page No.
Auditors’ Report, Comments by auditor for US readers on Canada—US reporting difference	intro

Consolidated Balance Sheets as at December 31, 2002 and 2001	1-

Consolidated Statements Operations and Deficit for the years ended December 31, 2002, 2001 and 2000	2-

Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001, 2000	3-

Notes to Consolidated Financial Statements	4-24

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Forum National Investments Ltd. (formerly inTRAVELnet.com inc.) as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada

July 14, 2003

COMMENTS BY AUDITORS FOR US READERS ON CANADA - US REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 2 to the financial statements. Our report to the shareholders dated July 14, 2003, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada

July 14, 2003

FORUM NATIONAL INVESTMENTS LTD.

(Formerly inTRAVELnet.com inc.)

Consolidated Balance Sheets

(Expressed in Canadian dollars)

December 31, 2002 and 2001

	2002	2001
Assets
Current assets:
Cash	$72,219	$176,553
Short-term investments	10,000	—
Accounts receivable	789,907	930,340
Other receivables	—	198,466
Prepaid expenses	9,660	78,998
Amounts due from related parties (note 9)	56,873	—

	938,659	1,384,357
Other receivables	531,590	—
Property, plant and equipment (note 5)	3,817,556	5,631,253
Deferred costs	4,257,373	5,297,117
Investment (note 7)	56,500	—
Other assets, net (note 6)	17,500	331,890

	$9,619,178	$12,644,617

Liabilities and Shareholders’ Deficiency
Current liabilities:
Accounts payable and accrued liabilities	$1,602,831	$1,342,493
Deferred revenue, current portion (note 8)	4,686,092	4,745,729
Amounts due to related parties (note 9)	48,176	34,665
Current portion of advances against future revenue streams (note 10)	250,900	292,618
Convertible debentures (note 11)	53,887	74,458

	6,641,886	6,489,963
Deferred revenue (note 8)	8,338,066	12,703,796
Advances against future revenue streams (note 10)	333,073	542,673
Deferred gain (note 5)	520,591	—
Shareholders’ deficiency:
Share capital (note 13)	15,028,187	15,424,439
Deficit	(21,242,625)	(22,516,254)

	(6,214,438)	(7,091,815)

	$9,619,178	$12,644,617

Going concern (note 2)

Commitment and contingencies (note 15)

Subsequent events (note 18)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Dan Clozza”                     Director                                                                                                   “Martin Tutschek”                 Director

FORUM NATIONAL INVESTMENTS LTD.

(Formerly inTRAVELnet.com inc.)

Consolidated Statements of Operations and Deficit

(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Revenue:
Membership sales and travel revenue	$8,397,285	$8,524,067	$3,712,724
Membership dues	2,360,214	1,966,427	1,021,496
Interest income	556,518	466,351	237,863
Administration, processing and other revenue	175,242	—	—
Miscellaneous	347,894	26,414	237,075

	11,837,153	10,983,259	5,209,158
Expenses:
Advertising and promotion	22,204	86,565	164,566
Amortization of deferred commission costs	1,597,220	1,285,310	655,027
Amortization of property, plant and equipment, and intangibles	141,487	980,094	1,201,322
Automotive	120,008	210,905	208,461
Bad debts	1,512,568	213,048	505,578
Bank charges and interest	309,362	338,546	293,412
Condominium rentals	493,110	1,026,326	607,215
Consulting fees	345,574	1,142,055	1,123,799
Direct selling expenses and discounts	215,615	515,155	621,228
Equipment leases	109,922	111,520	86,160
Insurance	63,086	70,907	37,857
Investor relations	27,044	34,382	61,800
Legal and accounting	452,454	464,144	330,905
Management fees	—	264,361	48,000
Marketing	—	60,994	363,947
Office and related expenses	711,193	1,228,884	894,396
Other expenses	78,699	112,347	48,311
Parts and maintenance	154,079	428,986	504,635
Postage, copying and printing	125,970	255,377	188,078
Rent	201,153	712,666	375,609
Travel	107,676	696,013	364,126
Wages	2,359,301	4,841,930	3,427,774

	9,147,725	15,080,515	12,112,206

Income (loss) before undernoted items	2,689,428	(4,097,256)	(6,903,048)

Gain on disposal of Fitness Vacations Inc. (note 4)	445,157	—	—
Gain on sale of offices (note 5)	279,418	—
Write-down of goodwill and membership contract costs (note 3(a))	(311,890)	(3,331,109)	—
Write-down of property, plant and equipment (note 5)	(1,793,237)	(36,100)	(916,000)

Income (loss) before income taxes	1,308,876	(7,464,465)	(7,819,048)

Income taxes	35,247	54,593	—

Net income (loss)	1,273,629	(7,519,058)	(7,819,048)

Deficit, beginning of year	(22,516,254)	(14,997,196)	(7,178,148)

Deficit, end of year	$(21,242,625)	$(22,516,254)	$(14,997,196)

Basic and diluted earnings (loss) per share (note 14)	$0.92	$(4.96)	$(5.50)

See accompanying notes to consolidated financial statements.

FORUM NATIONAL INVESTMENTS LTD.

(Formerly inTRAVELnet.com inc.)

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Cash flows from (used in) operating activities:
Net income (loss)	$1,273,629	$(7,519,058)	$(7,819,048)
Items not involving cash:
Expenses and accounts payable settled by issuance of share capital	—	163,320	437,063
Amortization of property, plant and equipment, membership contracts, goodwill and intangibles	141,487	980,094	1,201,322
Gain on disposal	(445,157)	—	—
Gain on sale of offices	(279,418)	—	—
Loss on cancellation of lease agreement (note 13(a))	—	131,312	—
Write-down of goodwill and membership contract costs	311,890	3,331,109	—
Write-down of property, plant and equipment	1,793,237	36,100	916,000
Accretion of discount on advances against future revenue streams	119,652	29,129	—
Revenue recognized on advances against future revenue streams (note 10)	(534,351)	(151,146)	—
Changes in non-cash operating items:
Accounts receivable and other receivables	(192,691)	1,240,406	(1,055,185)
Prepaid expenses	69,338	(1,693)	(52,582)
Deferred costs	1,100,356	(1,562,722)	(2,576,533)
Accounts payable and accrued liabilities	260,338	287,870	57,157
Deferred revenue	(4,425,367)	2,847,965	9,832,678
Deferred gain	520,591	—	—

	(286,466)	(187,314)	940,872
Cash flows (used in) from investing activities:
Purchase of subsidiary		—	(35,000)
Purchase of investment	(56,500)	—	—
Cash acquired on acquisition of subsidiaries:
ATM Travel Group	—	—	22,443
International Fitness Vacation	—	—	404
Proceeds from sale of offices	170,000	—	—
Purchase of property, plant and equipment	(20,816)	(514,423)	(1,151,440)
Acquisition of short-term investments	(10,000)	—	—

	82,684	(514,423)	(1,163,593)
Cash flows from (used in) financing activities:
Repayment of convertible debentures	(20,571)	(53,206)	—
Issuance of convertible debentures	—	—	97,710
Proceeds from advances against future revenue streams (note 10)	163,381	957,308	—
Amounts due to shareholders	(43,362)	(203,437)	29,977
Issuance of share capital	—	65,115	147,525

	99,448	765,780	275,212

Increase (decrease) in cash	(104,334)	64,043	52,491
Cash, beginning of year	176,553	112,510	60,019

Cash, end of year	$72,219	$176,553	$112,510

Supplemental cash flow information (note 17)

See accompanying notes to consolidated financial statements.

FORUM NATIONAL INVESTMENTS LTD.

(Formerly inTRAVELnet.com inc.)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

1.	Incorporation:

The Company was incorporated on September 22, 1995, under the Company Act (British Columbia) and commenced operations in Canada on that date. On October 2, 1997, the Company was continued under the laws of the Province of Ontario. Effective February 26, 1999, the Company changed its name from Snowbird Vacations International Inc. to inTRAVELnet.com inc. On April 17, 2002, the Company’s name was changed to Forum National Investments Ltd.

The Company earns fees and dues from members of its travel club, who are entitled to the full-travel services of the Company and the charter services available on the Company’s houseboat fleet.

2.	Going concern:

For the year ended December 31, 2002 the Company had net income $1,273,629 compared to a loss of $7,519,058 and $7,819,048 for the years ended December 31, 2001 and 2000 respectively. In 2002, the Company used net cash in operating activities of $286,466 and at December 31, 2002 had a working capital deficiency of $5,703,227. The Company’s ability to continue as a going concern is dependent upon its ability to attain positive cash flow from operations in excess of its investing requirements and maintain profitable operations and to obtain additional financing either through the issuance of long-term debt having terms that are economic to the Company or through the issuance of equity securities to investors. If management is unable to generate sufficient cash to support operations, the Company will be required to reduce or restructure its operations.

These financial statements have been prepared on a going concern basis which, contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Accordingly, these financial statements do not include any adjustments to the specific amounts and classifications of assets and liabilities which might be necessary should the Company be unable to continue as a going concern.

3.	Significant accounting policies:

(a)	Changes in accounting policies:

(i)	Goodwill and intangible assets:

In August, 2001, the Accounting Standards Board of the CICA Issued Handbook Section 1581, Business Combinations, and Section 3062, Goodwill and Other Intangible Assets. Under Section 1581 intangible assets acquired in a business combination should be identified and recognized apart from goodwill when they arise from either contractual enterprise and sold, transferred, licensed, rented or exchanged, either individually or with a group of related assets or liabilities. Under Section 3062, goodwill and intangible assets having indefinite lives are not amortized, but are tested for impairment at least annually. Intangible assets with definite lives are amortized over their estimated useful lives. When the carrying amount of goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in the statement of operations. Goodwill is tested for impairment on a reporting unit basis. The Company has identified one reporting unit.

FORUM NATIONAL INVESTMENTS LTD.

(Formerly inTRAVELnet.com inc.)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

3.	Significant accounting policies (continued):

(a)	Changes in accounting policies (continued):

(i)	Goodwill and other intangible assets (continued):

As of January 1, 2002, the Company had unamortized goodwill in the amount of $22,338 which is no longer being amortized. In accordance with Section 3062, this change in accounting policy is applied prospectively and amounts presented for prior periods are not restated. Adjusted net earnings (loss), as presented below, reflects net earnings (loss) of historical periods, adjusted to exclude amortization expense related to goodwill.

Adjusted net earnings (loss):

	2002	2001	2000
Net income (loss) as reported	$1,273,629	$(7,519,058)	$(7,819,048)
Goodwill amortization included in the statement of operations	—	35,525	35,525

Adjusted net earnings (loss)	$1,273,629	$(7,483,533)	$(7,783,523)

Adjusted net earnings (loss) per share is not different from reported earnings (loss) per share as a result of the adjustment to exclude amortization expense related to goodwill.

Upon adoption on January 1, 2002, the Company performed the first step in the test for goodwill impairment and determined that the goodwill is considered not to be impaired. The Company performed this test again at December 31, 2002 and has written off the remaining balance of goodwill of $22,338.

The Company’s other intangible assets are all determined to have a finite useful life and are amortized according to the policies in effect before January 1, 2002. This policy includes a periodic review of the recoverability of the intangibles. During the year, management assessed the recoverability of membership contract costs and determined that a permanent impairment in value had occurred. Accordingly, the unamortized membership contract costs were written down by $289,552 to nil based on estimated undiscounted future cash flows. In determining the estimated recoverable amount, the Company took into consideration recent financial performance and its forecast of future performance.

FORUM NATIONAL INVESTMENTS LTD.

(Formerly inTRAVELnet.com inc.)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

3.	Significant accounting policies (continued):

(a)	Changes in accounting policies (continued):

(ii)	Stock-based Compensation:

Effective January 1, 2002, the Company adopted the new Recommendations of The Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. The new Recommendations are applied prospectively to all stock-based payment to employees and non-employees granted on or after January 1, 2002. The change in accounting policy did not result in any adjustment to the Company’s opening deficit balance.

The Company accounts for all stock-based payments to non-employees granted on or after January 1, 2002 using the fair value based method. Under the fair value based method, stock based payments to non-employees are measured at the fair value of the equity instruments issued. The fair value of stock-based payments to non-employees is periodically re-measured during the vesting period, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments.

The Company has elected to account for stock options issued to employees and directors by the settlement method which results in no compensation expense for the Company’s stock-based employee compensation awards. Consideration paid by employees on the exercise of stock options is recorded as share capital.

No stock options were granted to either employees or non-employees during the year ended December 31, 2002.

(b)	Basis of presentation:

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. These accounting principles differ in certain significant respects from United States generally accepted accounting principles. Refer to note 19 for a description and the related effect on these consolidated financial statements of the significant measurement differences.

(c)	Principles of consolidation:

These consolidated financial statements include the accounts of the Company and the following subsidiaries all of which are wholly owned:

Subsidiary	Incorporating jurisdiction	Date of acquisition or incorporation
inTRAVELnet Inc.	Alberta, Canada	November 9, 1999
ATM Travel Group Ltd. (“ATM”)	British Columbia, Canada	April 3, 2000

All significant intercompany balances and transactions have been eliminated.

FORUM NATIONAL INVESTMENTS LTD.

(Formerly inTRAVELnet.com inc.)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

3.	Significant accounting policies (continued):

(d)	Revenue recognition:

The Company generates revenues from the sale of memberships, dues and charter sales. The portion of revenue received from members which entitles members to use the Company’s vacation and travel club privileges at a future date is deferred and is recognized in income evenly over the term of the member’s entitlements. For lifetime memberships, revenue is recognized over a period of five years which is management’s best estimate of the period over which performance will be required.

(e)	Accounts receivable:

Accounts receivable are recorded net of an allowance for doubtful accounts. As at December 31, 2002, the allowance was $1,318,512 (2001—$332,017).

(f)	Property, plant and equipment:

Property, plant and equipment are stated at cost. Amortization is provided on a straight-line basis in order to amortize the cost of depreciable assets over their estimated useful lives. For assets constructed internally, amortization is charged once the asset is complete and brought into use. The Company periodically evaluates the recoverability of its in-use property, plant and equipment based on expected undiscounted future cash flows and recognizes impairments, if any, when the undiscounted future cash flows are expected to be less than the carrying value of the asset. For assets which are under construction, the Company evaluates recoverability based on the fair market value of the asset on the reporting date. When an impairment in value is noted, the carrying value of the property, plant and equipment is reduced by a charge to earnings.

The annual rates applied are as follows:

Asset	Basis	Rate
Motor vessels	Straight-line	4%
Houseboats	Straight-line	4%
Service boats	Straight-line	10%
Automobiles and trailers	Straight-line	25%
Tools	Straight-line	20%
Equipment	Straight-line	20%
Computers	Straight-line	30%
Leasehold improvements	Term of lease	5 years
Website development	Straight-line	50%

(g)	Deferred costs:

Sales commissions are deferred and amortized to income on the same basis as the related membership sales are recognized as revenue.

(h)	Purchased intangibles:

The Company defers and amortizes the cost of purchased intangibles which consists of a licence that allows ATM to purchase airline tickets for the Company’s travel service business. Amortization is provided on a straight-line basis over a period of ten years.

FORUM NATIONAL INVESTMENTS LTD.

(Formerly inTRAVELnet.com inc.)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

3.	Significant accounting policies (continued):

(i)	Foreign currency translation:

Monetary assets and liabilities denominated in foreign currency have been translated into Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at the rates in the effect at the time of the transaction. Foreign exchange gains and losses are included in income.

(j)	Fair value of financial instruments:

Carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities and income taxes payable approximate fair values due to their short maturities. The fair value of the convertible debentures is not readily determinable as these instruments were issued to related parties and comparable market rates are not available.

(k)	Advances against future revenue streams:

The Company has entered into arrangements whereby future streams of certain financed membership cash flows are sold to a third party (“Lender”) while the Company is still committed to provide the future services under these membership contracts. The Company receives cash proceeds on the sale at a discount to the future proceeds that the Lender is expected to receive from the customers. The Lender has recourse against the Company should the amounts become uncollectible, and the Company establishes a reserve for such amounts. For accounting purposes, the discounted proceeds have been recorded as a liability at the time of the transaction (note 10), which is accreted to the gross value through a charge to interest expense over the term of the membership contracts. The related revenue is recorded as a reduction of the liability to reflect the membership services rendered by the Company with the resulting reduction in the Company’s potential obligation, in accordance with its revenue recognition policy (note 3(d)).

(l)	Earnings (loss) per share:

Earnings (loss) per share is calculated based on the weighted average number of common shares outstanding. Fully diluted earnings (loss) per share is calculated using the treasury stock method.

(m)	Income taxes:

Income taxes are accounted for under the asset and liability method. Future income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Future income tax assets and liabilities are measured using substantially enacted or enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantial enactment date. To the extent that it is more likely than not that future income tax assets will be realized, a valuation allowance is provided for the excess.

FORUM NATIONAL INVESTMENTS LTD.

(Formerly inTRAVELnet.com inc.)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

3.	Significant accounting policies (continued):

(n)	Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the valuation of accounts receivable, impairment of assets, including intangible assets, and rates for amortization. Actual results could differ from those estimates.

(o)	Comparative figures:

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

4.	Sale of Fitness Vacations Inc.:

Effective January 1, 2002, the Company completed the sale of International Fitness Vacations Inc. (“Fitness Vacations”), a wholly-owned subsidiary involved in the marketing of gym and travel club memberships for a consideration of 800,000 of the Company’s own shares, having a fair value of $191,648, resulting in a gain on disposal of $445,157.

The net liabilities of Fitness Vacations on January 1, 2002 were comprised of:

Current assets	$167,782
Capital assets	165,489
Accounts payable and accrued liabilities	(16,395)
Deferred revenue	(570,385)

$(253,509)

5.	Property, plant and equipment:

2002	Cost	Accumulated amortization and write-downs	Net book value
Motor vessel	$5,661,776	$2,461,776	$3,200,000
Houseboats	764,698	216,680	548,018
Service boats	49,980	33,714	16,266
Equipment	198,647	155,712	42,935
Computers	104,316	100,246	4,070
Leasehold improvements	25,461	19,194	6,267

	$6,804,878	$2,987,322	$3,817,556

FORUM NATIONAL INVESTMENTS LTD.

(Formerly inTRAVELnet.com inc.)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

5.	Property, plant and equipment (continued):

2001	Cost	Accumulated amortization	Net book value
Motor vessel	$5,295,118	$668,539	$4,626,579
Houseboats	773,698	186,092	587,606
Service boats	49,980	28,716	21,264
Automobiles and trailers	149,127	149,127	—
Equipment	430,423	186,808	243,615
Computers	127,616	79,436	48,180
Leasehold improvements	136,865	32,856	104,009
Web-site development	36,100	36,100	—

	$6,998,927	$1,367,674	$5,631,253

At December 31, 2002, the Company’s motor vessel is under construction and therefore is not being amortized. For the year ended December 31, 2002, the Company recorded a write-down of $1,784,000 to reduce the carrying value of the motor vessel to its fair value of $3,200,000 as determined by an independent marine surveyor.

In January and May 2002, the Company signed letters of intent with 968632 Alberta Ltd. (the “Alberta Purchaser”), which defined the price and terms of sale for its Edmonton and Calgary telemarketing and sales offices. Under the terms of the letters of intent, the Alberta Purchaser would pay a total of $360,000 in monthly installments of $20,000 for the offices and chattels, which had a total net book value of $95,186 on the dates the letters of intent were signed.

In May 2002, the Province of Alberta enacted laws affecting companies selling travel club memberships. The Alberta Purchaser did not comply with these laws and ceased operations in the Province of Alberta in September 2002.

An amount of $170,000 was received on the sale of the Alberta offices and a gain of $74,814 was recognized in the statement of operations.

In January 2002, the Company signed a letter of intent with an Ontario corporation, (the “Ontario Purchaser”), which defined the price and terms of sale for its London, Windsor and Kitchener telemarketing and sales offices. The letter of intent also defined that terms under which the Ontario Purchaser could continue to market memberships in the Company’s travel club in exchange for payment of a royalty. Under the terms of the letter of intent, the Ontario Purchaser would, among other things, pay $400,000 in monthly installments of $20,000, return 800,000 of the Company’s common shares which had a market value of $204,604 on the date the letter of intent was signed, and pay a royalty to the Company in respect of each membership sold in the Company’s travel club.

Subsequent to year end, the Company commenced an action against the Ontario Purchaser for breach of contract, which action is described in note 18.

FORUM NATIONAL INVESTMENTS LTD.

(Formerly inTRAVELnet.com inc.)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

5.	Property, plant and equipment (continued):

In accordance with EIC-79 Gain, Recognition in Arms-Length and Related Party Transactions when the Consideration Received includes a Claim on the Assets Sold, the Company recognized a gain of $204,604 on the sale of the offices, which is equal to the total share consideration received by the Company. The remaining gain on the sale of the Ontario office has been deferred until the amount receivable from the Ontario Purchaser has been paid. The balance of the deferred gain represents commission and royalties receivable from the purchaser.

6.	Other assets:

	2002	2001
Membership contract costs	$5,091,702	$5,091,702
Purchased intangibles	715,000	715,000
Goodwill	355,259	355,259

	6,161,961	6,161,961
Accumulated amortization and write-downs	6,144,461	5,830,071

	$17,500	$331,890

7.	Investment:

In 2002, the Company advanced funds to Merch Motorcycles Ltd. (“Merch”), a privately-owned Canadian motorcycle manufacturing company. The Company’s investment represents a 7% ownership interest in Merch and is recorded at cost.

8.	Deferred revenue:

	2002	2001
Deferred membership sales and dues	$13,024,158	$17,449,525
Current portion	4,686,092	4,745,729

	$8,338,066	$12,703,796

The deferred membership sales and dues relates to the portion of revenue which entitles members to use the Company’s vacation and travel club privileges at a future date. The revenue is recognized as indicated in note 3(d).

During the year, the Company entered into travel club membership agreements with a total value of $2,488,346 (2001—$15,211,582). The following table reconciles the total value of these travel club memberships entered into during the year to the amounts due to be received in future years from these agreements. As described in note 3(d), the revenue from these memberships are recognized evenly over the term of the membership. Accordingly, none of the amounts receivable have been recorded on the balance sheet for the uncollected amount of travel club memberships that will become receivable in future years (2002—$453,918; 2001—$3,197,496), including amounts which the Company has assigned to third parties (note 10).

FORUM NATIONAL INVESTMENTS LTD.

(Formerly inTRAVELnet.com inc.)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

8.	Deferred revenue (continued):

	2002	2001
Travel Club Memberships entered into during the year	$2,488,346	$15,211,582
Amount recognized as revenue during the year	(471,206)	(1,890,515)

Future years revenue to be earned from current year membership agreements	2,017,140	13,321,067
Cash collected during the year related to future years revenue	(1,563,222)	(10,123,571)

Amounts due to be received and recognized as revenue in subsequent years from current year membership agreements	$453,918	$3,197,496

9.	Amounts due from related parties:

The amounts due from directors and officers are unsecured, non-interest bearing and repayable on demand and relate primarily to expenditures made on behalf of the Company net of advances made.

10.	Advances against future revenue streams:

During the year ended December 31, 2002, the Company sold future streams of revenue as described in note 3(j). The activity is summarized as follows:

	2002	2001
Balance, January 1	$835,291	$—
Proceeds from sale of future revenue streams, net of discount, reserve and buybacks	163,381	957,308
Accretion of discount to interest expense during the year	119,652	29,129
Recognition of membership revenues during the year	(534,351)	(151,146)

Balance, December 31	583,973	835,291
Current portion	250,900	292,618

Long-term portion	$333,073	$542,673

11.	Convertible debentures:

The debentures bear interest at a rate of 8% per annum and were convertible into common shares prior to their maturity. During 2002, $20,571 (2001—$8,400) of convertible debentures were repaid. There were no conversions during 2002 or 2001.

The remaining debentures are fully matured at December 31, 2002 and the Company is undertaking to negotiate new terms with the debenture holders.

FORUM NATIONAL INVESTMENTS LTD.

(Formerly inTRAVELnet.com inc.)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

12.	Income taxes:

The effective income tax rate differs from the Canadian statutory income tax rate of 39.1% (2001—43.26%; 2000—45.65%). The principal factor causing the different rates is shown below:

	2002	2001	2000
Statutory income tax rate	39.1%	43.26%	44.65%

Statutory rate applied to income (loss) from operations before income taxes	$511,770	$(2,629,262)	$(3,491,283)
Non-deductible expenses	421,267	1,592,452	1,041,919
Large corporations tax	35,246	54,593	—
Financing costs	—	(14,021)	(9,296)
Benefit to current year’s losses not recognized	428,480	1,050,831	2,458,660
Change in valuation allowance	(1,361,517)	—	—

	$35,246	$54,593	$—

The tax effects of the significant temporary differences which comprise the deferred tax assets and liabilities at December 31, 2002 and 2001 are as follows:

	2002	2001
Future income tax assets:
Non-capital loss carry forwards	$3,319,426	$5,009,894
Capital loss carry forwards	39,963	55,455
Property, plant and equipment—undepreciated tax cost in excess of net book value	1,355,323	803,880
Intangibles	1,359,484	1,256,404

Total gross future income tax assets	6,074,196	7,125,633
Valuation allowance	(6,074,196)	(7,125,633)

Net future income tax asset	$—	$—

The ultimate realization of the future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will be realized. Where management does not believe that realization is more likely than not, a valuation allowance is provided.

The Company has non-capital income tax loss carry forwards of approximately $9,324,229 available to reduce future years taxable income which expire as follows:

2006	$586,375
2007	5,198,277
2008	2,095,634
2009	1,443,943

$9,324,229

The Company has a capital loss carry forward of $224,511 which can be carried forward indefinitely.

FORUM NATIONAL INVESTMENTS LTD.

(Formerly inTRAVELnet.com inc.)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

13.	Share capital:

Effective July 5, 2002 the Company’s shares were consolidated on a ten (10) old for one (1) new basis. The prior years numbers have been changed to reflect this reverse stock split.

(a)	The authorized share capital of the Company consists of 100,000,000 common shares.

(b)	The issued share capital of the Company is as follows:

	Number of shares	Amount
Issued and outstanding, December 31, 1999	1,308,525	$14,215,078
Issued during the year for:
Cash on exercise of stock options	12,500	140,625
Incentive share purchase plan	920	6,900
Conversion of convertible debt	3,200	38,777
Website development services	13,000	176,250
Consulting services	17,899	228,937
Management fees and reimbursement of expenses	27,750	208,125
Acquisition of subsidiary	1,667	50,000
Website development agreement	200,000	4,457,400
Cancelled website development agreement	(200,000)	(4,457,400)

Issued and outstanding, December 31, 2000	1,385,461	15,064,692
Issued during the year ended December 31, 2001 for:
Acquisition of subsidiary	99,200	—
Exercise of stock options (note 13(c))	39,500	302,175
Consulting services	14,800	48,645
Cancelled lease agreement	(7,500)	(56,188)
Incentive share purchase plan (note 13(d))	15,500	65,115

	1,546,961	15,424,439
Issued during the year ended December 31, 2002 for:
Incentive share purchase plan (note 13(d))	2,810	—
Cancellation of consulting services contract	(5,000)	—
Shares received as consideration for sale of property, plant and equipment (note 5)	(80,000)	(204,604)
Shares received as consideration for Fitness Vacations (note 4)	(80,000)	(191,648)

Issued and outstanding, December 31, 2002	1,384,771	$15,028,187

Shares issued for non-cash consideration have been recorded at the market value of the shares at the date of agreement.

FORUM NATIONAL INVESTMENTS LTD.

(Formerly inTRAVELnet.com inc.)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

13.	Share capital (continued):

(c)	Options:

The Company has outstanding employee and director stock options to purchase common shares of the Company, which vest on being granted, as follows:

	Number of shares	Weighted average exercise price (USD)
Outstanding, December 31, 1999	145,500	$7.50
Granted	115,500	5.60
Exercised	(12,500)	7.50
Cancelled	(41,000)	7.50

Outstanding, December 31, 2000	207,500	6.50
Expired	(92,000)	7.50
Exercised	(39,500)	4.00
Cancelled	(16,000)	4.80

Outstanding, December 31, 2001	60,000	7.00
Expired	(60,000)	7.00

Outstanding, December 31, 2002	—	$—

(d)	Incentive share purchase plan:

In August 2000, an Incentive Share Purchase Plan (the “Purchase Plan”) was implemented to encourage directors, officers and employees (“Participants”) to purchase the Company’s common shares at a discount to market values.

Under the Purchase Plan, eligible employees may contribute up to 10% of their basic annual salaries make a lump sum purchase. Shares issued under the Purchase Plan are restricted from trading for one year from the date of issuance.

In 2002, 2,810 common shares were issued under the Purchase Plan relating to subscriptions received during 2001 prior to the termination of the Purchase Plan in September 2001. Accordingly, no additional value was assigned to the 2002 issuance of shares previously subscribed for under the Purchase Plan.

14.	Earnings (loss) per share:

Basic earnings (loss) per share is calculated based upon the weighted average number of voting common shares outstanding during the year, which was 1,381,964 (2001—1,517,543; 2000—1,422,378).

Fully diluted earnings (loss) per share reflects the dilutive effect of the conversion of the stock options and convertible debentures outstanding at the end of the year or those items exercised or converted during the year, as if they had been exercised at the beginning of the year or the date issued, if later. Where the impact of conversion or exercise is anti-dilutive, the conversions are not included in the calculation of fully diluted per share amounts. For the year ended December 31, 2002, there is no dilutive effect for potential conversions.

FORUM NATIONAL INVESTMENTS LTD.

(Formerly inTRAVELnet.com inc.)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

15.	Commitments and contingencies:

(a)	The Company entered into a prepaid 10 year Foreshore Moorage Lease, under which the Company was covenanted to construct a new dock, and install a sewage pump-out and fuel pumps at the moorage site. The Company commenced legal proceedings against the lessor in a prior year claiming breach of contract. During 2001, the lessor returned 7,500 common shares which the Company had issued for payment of the lease. These common shares were returned to treasury and cancelled. The Company has also settled the legal proceeding during 2001 and received a total and fixed settlement of $13,000.

(b)	The Company has commitments in respect of operating leases with total aggregate payments due of approximately $432,269. Payments due in each of the next four years are as follows:

2003	$211,299
2004	129,446
2005	79,808
2006	11,716

(c)	The nature of the Company’s business activities is such that there is litigation in progress or pending at any time. With respect to unsettled claims at December 31, 2002, management believes the Company has valid defenses. In the event any of the claims are successful, management believes that such claims are not expected to have material effect on the Company’s financial position.

16.	Related party transactions:

In addition to related party transactions disclosed elsewhere in these financial statements, the following transactions have occurred:

(a)	During 2002, the Company paid nil (2001—$270,065; 2000—$96,000) in management fees and $120,339 (2001—$95,625; 2000—$ 106,517) in consulting fees to directors of the Company. The Company also reimbursed $138,802 (2001—$273,140; 2000—$413,620) to directors for expenditures made on behalf of the Company.

(b)	At December 31, 2002, an amount of $12,023 (2001—$12,023; 2000—$12,023) payable by the Company to a company controlled by an officer of the Company, is outstanding and included in other receivables.

(c)	During 2001, the Company wrote-off an amount of $181,152 due from a company controlled by a former officer of the Company.

FORUM NATIONAL INVESTMENTS LTD.

(Formerly inTRAVELnet.com inc.)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

17.	Supplementary information:

Cash flow information:

	2002	2001	2000
Interest paid	$4,704	$—	$602

Non-cash financing and investing activities:
Issuance of common shares for:
Acquisition of subsidiaries	—	—	50,000
Debentures converted	—	—	38,777
Settlement of expenses and accounts payable	—	163,320	437,062
Acquisition of property, plant and equipment	—	—	176,250
Receivable from the exercise of stock options	—	302,175	—
Common shares of the Company received for:
Disposal of International Fitness Vacations Inc.	191,648	—	—
Sale of property, plant and equipment	204,604	—	—

18.	Subsequent events:

The Company commenced an action (the “Action”) in the Ontario Superior Court of Justice on April 28, 2003 against 1508812 Ontario Inc., Family Vacation Centers Ltd., Snowbird Sales & Marketing Inc., 849092 Alberta Ltd. and the principals of these companies (the “Defendants”). In the Action, the Company seeks damages for fundamental breach of contract, inducing breach of contract, wrongful interference with economic interests, misappropriation of the Company’s assets and breach of constructive fiduciary duty, an accounting, and related declaratory and injunctive relief aimed at regaining control of the sale and marketing of memberships in the Company’s Snowbird Vacations Travel Club in Ontario, including the return of certain leased premises in Windsor, London and Kitchener, Ontario.

On May 12, 2003, the Company obtained an order of the Ontario Superior Court (the “May 12 Order”) restraining the Defendants from certain practices until the outcome of the trial in the Action.

On May 21, 2003, the Defendants delivered a Statement of Defence and Counterclaim in which they denied Forum’s claims and commenced their own counterclaim for damages in the aggregate amount of $3,867,000. On June 10, 2003, the Company delivered a Reply and Defence to Counterclaim in which it expressly denied the allegations and claim for damages contained in the Defendants’ Statement of Defence and Counterclaim.

Given that the Action is still in its early stages, it is not possible at this point in time to provide an assessment of the probability of success for the Company’s claims or of the possible quantum of recoverable damages in such claims. For the same reason, it is not possible at this point in time to provide an assessment of the probability of success for the Defendants’ counterclaim or of the possible quantum of recoverable damages in such counterclaim. No provision has been made in these consolidated financial statements related to these actions.

FORUM NATIONAL INVESTMENTS LTD.

(Formerly inTRAVELnet.com inc.)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

19.	United States generally accepted accounting principles (“U.S. GAAP”) reconciliation:

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United Sates (“U.S. GAAP”) as summarized below:

(a)	Change in accounting policy:

During fiscal 2000, the Company retroactively changed its accounting policy for sales commission paid relating to membership sales and restated the 1999 Canadian GAAP financial statements. For U.S. GAAP purposes, this change would not be recognized retroactively, but rather as a cumulative change in accounting policy in fiscal 2000.

(b)	Stock-based compensation:

(i)	For U.S. GAAP purposes, the Company accounts for its employee stock-based compensation arrangements in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations. As such, compensation expense under fixed plans is recorded on the grant date only if the market price of the Company’s stock at that date exceeds the exercise price. Variable accounting is required to be applied if the exercise price of outstanding fixed stock options is reduced. Under variable accounting, the compensations expensed is remeasured based on the option’s intrinsic value at each reporting date until the date the award is exercised, forfeited or expires unexercised with changes in the intrinsic value recorded in the measurement of net income. For Canadian GAAP purposes the Company accounts for the issuance of stock options, whether made under a fixed or variable plan, to employees and directors by the settlement method which results in no compensation expense for the Company’s stock-based employee compensation awards. Consideration paid by employees or directors on the exercise of stock options is recorded as share capital.

For the year ended December 31, 2002, no employee stock options were granted. Accounting for employee stock options under U.S. GAAP would not result in additional compensation expense for fiscal 2002, 2001, or 2000.

(ii)	Under U.S. GAAP, the issue of stock options and warrants to non-employees is accounted for under Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”). The Company recognizes compensation expense for stock options, issued to non-employees for services received based upon the fair value of the services received or the equity instruments issued, whichever is more reliably determined. During the year ended December 31, 2002, the Company adopted the new recommendations of the CICA Handbook section related to stock-based compensation payments (note 3(a)(ii)). Under this new policy, stock options issued to non-employees after December 31, 2001 are accounted for consistently with U.S. GAAP. Therefore, for the year ended December 31, 2002, the only measurement difference for non-employees are those carried forward from the prior years as noted below.

FORUM NATIONAL INVESTMENTS LTD.

(Formerly inTRAVELnet.com inc.)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

19.	United States generally accepted accounting principles (“U.S. GAAP”) reconciliation (continued):

(b)	Stock-based compensation (continued):

(ii)	(continued):

The fair value of the stock options and warrants granted to non-employees during the years ended December 31, 2001 and 2000 were estimated on the date of grant using the Black-Scholes option-pricing model and the following weighted-average assumptions:

	2001	2000
Expected volatility	1.73	1.98
Risk-free rate	5.48%	4.23%
Dividend yield	0%	0%
Expected life of options	0.6 years	1.6 years

Accounting for the non-employee options on this basis would result in recording additional compensation expense and share capital of nil (2001—nil; 2000—$684,664) and would be a cumulative amount of $684,664 from the year of adoption of FAS No. 123 to December 31, 2000.

(c)	Valuation of stock issued for assets and services:

(i)	During the year ended December 31, 2000, the Company acquired International Fitness Vacations for 992,000 common shares of the Company. Under Canadian GAAP, the acquisition was valued based on the estimated fair value of the assets acquired. For U.S. GAAP purposes the acquisition would be valued based on the market value of the shares given. Accordingly as at December 31, 2000, the application of U.S. GAAP would result in an increase in share capital of $1,217,705, an increase in goodwill of $1,105,346 and an increase in the deficit of $112,359.

During the year ended December 31, 2001, goodwill relating to the acquisition of International Fitness Vacations was written down, and as such, the additional goodwill recorded on the acquisition under U.S. GAAP was written off. Accordingly as at December 31, 2001, the application of U.S. GAAP would result in an increase in share capital and deficit of $1,217,705.

(i)	During the years ended December 31, 2001 and 2000, the Company settled a number of accounts payable by the issuance of stock options and common shares. For Canadian GAAP purposes, the transactions were recorded at the carrying value of services received. For U.S. GAAP purposes, the transactions would be valued based on the market value of the options or shares issued. Accordingly, for the year ended December 31, 2002, the application of U.S. GAAP would result in an increase in share capital and deficit of nil (2001—$666,011; 2000—$559,311).

(iii)	During the years ended December 31, 2002, 2001 and 2000, the Company issued shares under its incentive share purchase plan (note 13(d)). For Canadian GAAP purposes, the common shares were recorded based on the cash proceeds received.

For U.S. GAAP purposes, the common shares would be recorded based on the market value of the shares issued. Accordingly, as at December 31, 2002, the application of U.S. GAAP would result in an increase in share capital and deficit of nil (2001—$29,670; 2000—$18,653).

FORUM NATIONAL INVESTMENTS LTD.

(Formerly inTRAVELnet.com inc.)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

19.	United States generally accepted accounting principles (“U.S. GAAP”) reconciliation (continued):

(d)	Recent accounting pronouncements:

(i)	In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002, with early application encouraged. The Company believes that the adoption of SFAS No. 143 will have no material impact on its financial condition or results of operations.

(ii)	In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections. As a result of the rescission of Statement of Financial Accounting Standards No. 4 and 64, gains and losses from extinguishments of debt are to be accounted for under the provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations — Reporting the Effect of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS No. 145 also rescinds SFAS No. 44, Accounting for Intangible Assets of Motor Carriers. SFAS No. 145 amends SFAS No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, The Company has early adopted SFAS No. 145 which did not have a material impact on its financial condition or results of operations with the exception that gains and losses from extinguishments of debt are no longer disclosed as an extraordinary item.

(iii)	In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company believes that on adoption, FAS No. 146 will have no material impact on its financial condition or results of operations.

FORUM NATIONAL INVESTMENTS LTD.

(Formerly inTRAVELnet.com inc.)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

19.	United States generally accepted accounting principles (“U.S. GAAP”) reconciliation (continued):

(d)	Recent accounting pronouncements (continued)

(iv)	In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34 (“FIN No. 45”). FIN No. 45 clarifies the requirements of SFAS No. 5, Accounting for Contingencies, relating to the guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees. The disclosure provisions of FIN No. 45 are effective for financial statements of interim or annual periods that end after December 15, 2002. The provisions of FIN No. 45 for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor’s year-end.

The Company has considered the disclosure requirements of FIN No. 45 in the preparation of these consolidated financial statements. The Company does not currently believe that it has outstanding instruments that, if they had been subject to the measurement provisions of FIN No. 45, would have materially impacted its reported financial condition or results of operations.

(v)	In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—transition and disclosure, an Amendment to FASB Statement No. 123. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company will adopt the disclosure provisions of SFAS No. 148.

(vi)	In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN No. 46”), Consolidation of Variable Interest Entities. FIN No. 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. FIN No. 46 applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN No. 46 applies to public enterprises as of the beginning of the applicable interim or annual period. The Company believes that on adoption, FIN No. 46 will have no material impact on its financial condition of results of operations.

FORUM NATIONAL INVESTMENTS LTD.

(Formerly inTRAVELnet.com inc.)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

19.	United States generally accepted accounting principles (“U.S. GAAP”) reconciliation (continued):

(e)	Reconciliation:

The effect of the differences between Canadian GAAP and U.S. GAAP (including practices proscribed by the SEC) on the consolidated balance sheets, statements of operations is summarized as follows:

(i)	Share capital:

	2002	2001
Share capital, under Canadian GAAP	$15,028,187	$15,424,439
Adjustment for stock based compensation for non-employees (b)	684,664	684,664
Adjustment for acquisition of International Fitness Vacations (c(i))	1,217,705	1,217,705
Adjustment for accounts payable settled by share issuances (c(ii) and (iii))	695,681	695,681

Share capital, under U.S. GAAP	$17,626,237	$18,022,489

(ii)	Deficit:

	2002	2001
Deficit, under Canadian GAAP	$(21,242,625)	$(22,516,254)
Adjustment for stock based compensation for non-employees (b)	(684,664)	(684,664)
Adjustment for acquisition of International Fitness Vacations (c(i))	(1,217,705)	(1,217,705)
Adjustment for accounts payable settled by share issuances (c(ii) and (iii))	(695,681)	(695,681)

Deficit, under U.S. GAAP	$(23,840,675)	$(25,114,304)

(iii)	Net income (loss) and earnings (loss) per share for the year:

	Years ended December 31,
	2002	2001	2000
Net Income (loss) for the year, under Canadian GAAP	$1,273,629	$(7,519,058)	$(7,819,048)
Adjustment for stock-based compensation for non-employees (b)	—	—	(684,664)
Adjustment for acquisition of International Fitness Vacations (c(i))	—	(1,105,346)	(112,359)
Adjustment for accounts payable settled by share issuances (c(ii) and (iii))	—	(117,717)	(577,964)

Net Income (loss) for the year, under U.S. GAAP, before cumulative effect of change in accounting principle	1,273,629	(8,742,121)	(9,194,035)
Cumulative effect of change in accounting principles	—	—	1,022,077

Net Income (loss) for the year, under U.S. GAAP	$1,273,629	$(8,742,121)	$(8,171,958)

Earnings (loss) per share, under U.S. GAAP before cumulative effect of change in accounting policy	$0.92	$(5.76)	$(6.46)
Earnings (loss) per share, under U.S. GAAP	$0.92	$(5.76)	$(5.75)

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Forum National Investments Ltd.
(Formerly Intravelnet.com Inc.)

Dated: August 15, 2003	By:	/s/ Martin Tutschek
Martin Tutschek, Director

EXHIBIT INDEX

Exhibits attached to this Form 20-F are as follows:

Exhibit	Description

1.1	Registered Incorporation Memorandum. (1).

1.2	Articles of Continuance into Ontario. Filed herewith.

1.3	Articles of Amendment, Change of Name. Filed herewith.

2b.1	Convertible Debenture for $98,000, issued April 2000. To be filed upon request.

4.3	Burntsand Inc., Letter of Engagement for Professional Services, dated October 26, 2000. (2).

4.4	International Fitness Vacation Corp., Purchase Agreement, dated October 30, 2000. (2)

4.5	Collateral Marine Agreement, dated September 17, 1999. (2).

4.6	Montery Financial Agreement, dated July 6, 2001. (3).

4.7	International Fitness Vacation Corp., Sales Agreement, dated January 1, 2002. (3).

4.8	Letter of Intent, Edmonton Sales and Licensing Agreement, dated January 15, 2002. (3).

4.9	Letter of Intent, Ontario Licensing Agreement, dated January 10, 2002. (3).

4.10	Letter of Intent, Calgary Sales and Licensing Agreement, dated May 7, 2002. (3).

4.11	Travel Synergy Partners, Agreement dated November 20, 2002. Filed herewith.

8.1	List of Subsidiaries. Filed herewith.

12.1	Section 302 Certification of Chief Executive Officer, dated August 15, 2003. Filed herewith.

12.2	Section 302 Certification of Chief Financial Officer, dated August 15, 2003. Filed herewith.

13.1	Section 906 Certification of Chief Executive Officer, dated August 15, 2003. Filed herewith.

13.2	Section 906 Certification of Chief Financial Officer, dated August 15, 2003. Filed herewith.

(1)	Incorporated by reference from Registration Statement on Form 20-F, filed November 3rd, 1998.
(2)	Incorporated by reference from Annual Report on Form 20-F, filed June 22, 2001.
(3)	Incorporated by reference from Annual Report on Form 20-F, filed July 8, 2002.