Form 20-F
period 2003-12-31
FORUM NATIONAL INVESTMENTS LTD
filed 2006-12-29
CIK 1065579

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

For the transition period from _____________to ______________

Commission file number: 0-29862

Forum National Investments Ltd.
(Exact name of Registrant as specified in its charter)

Forum National Investments Ltd.
(Translation of Registrant’s name into English)

Ontario, Canada
(Jurisdiction of incorporation or organization)

Suite 180A, 13040 #2 Road, Richmond, B.C. Canada V7E 2G1
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares without par value:	4,644,661
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by this annual report.

As of December 31, 2003 Common Shares without par value: 1,384,771

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act [ ] Yes . [X] No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 [ ] Yes [X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [ ] Yes [X] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer [ ] Large Accelerated filer [ ] Accelerated filer [X] Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow. [X] Item 17 [ ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) [ ] Yes . [X] No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of the securities under a plan confirmed by a court. [ ] Yes [ ] No

(2)

FORUM NATIONAL INVESTMENTS LTD.
TABLE OF CONTENTS

(3)

(4)

GENERAL

In this Annual Report on Form 20-F, all references to “Forum”, or the “Company” refer to Forum National Investments, Ltd. and its subsidiaries and affiliated companies. References to this “Form 20-F” and this “Annual Report” mean references to this Annual Report on Form 20-F for the year ended December 31, 2003.

We use the Canadian dollar as our reporting currency. All references in this Annual Report to “dollars” or “$” are expressed in Canadian dollars, unless otherwise indicated. See also “Item 3. Key Information” for more detailed currency and conversion information. Our consolidated financial statements, which form part of the annual report are presented in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP”). The differences between Canadian GAAP and U.S. GAAP, as they relate to our business, are explained in the notes to our consolidated financial statements.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements (within the meaning of the United States Private Securities Litigation Reform Act of 1995) concerning our business strategies, market conditions, outlook and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management including, but not limited to, certain statements and projections concerning our plans, intentions, strategies, expectations, predictions, financial projections, assumptions and estimates related to accounting policies, concerning the our future activities and results of operations and other future events or conditions. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements contained in this report are based on current facts and analyses and include, but are not limited to, the following:

the effect of certain transactions, including marketing agreements on our revenues and results of operations in future periods;

our discussions with potential new marketing agents or membership based organizations and the status of these discussions;

our ability to secure additional financing and improve operating cash flow to allow it to continue as a going concern;

application of critical accounting policies and the effect of accounting pronouncements on our results of operations;

our focus on key long-term objectives, including diversifying our type of membership offerings, maintaining and expanding current membership levels, and improving its levels and areas of service;

other statements related to our business and results of operations.

Forward looking statements are made based on management’s reasonable beliefs, estimates

(5)

and opinions on the date the statements are made. However, these forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risk factors include, but are not limited to, general economic conditions, our ability to generate sufficient cash flows to support capital expansion plans and general operating activities; changing travel and lifestyle trends of consumers; competition; pricing and availability of services; laws and regulations and changes thereto that may affect the way our services are marketed, provided and sold; and political and economic uncertainties including exchange controls, currency fluctuations, taxation and other laws or governmental economic, fiscal, monetary or political policies of Canada and the United States affecting foreign travel, investment and taxation and other factors beyond our reasonable control, which, in turn, could affect our current or future operations. See “Key Information – Risk Factors”. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. The reader is cautioned not to place undue reliance on forward-looking statements. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this filing. Readers should carefully review the cautionary statements and risk factors contained in this and other documents that we file from time to time with the Securities and Exchange Commission.

(6)

PART I

ITEM I.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A)	DIRECTORS AND SENIOR MANAGEMENT

Daniel A. Clozza	President Chief Executive Officer Director	Vancouver, British Columbia, Canada
Martin Tutschek.	Chief Financial Officer Director Audit Committee Member	North Vancouver, British Columbia, Canada

Advisors Principal Bankers of the Company:

Canadian Imperial Bank of Commerce	Brentwood Burnaby, British Columbia Canada V6C 3A6

Legal Counsel of the Company:

Canada	Kornfeld Mackoff Silber Davis & Company	1100 – One Bentall Center Vancouver, British Columbia Canada V7X 1M5 1901 Avenue of the First Canadian Place Toronto, ON Canada M5X 1E2
US	Burns Figa & Will, P.C.	1901 Ave of the 6400 S. Fiddlers Green Circle Engelwood, CO 80111

B)	AUDITORS

The Company’s auditors are SmytheRatcliffe Chartered Accountants, located at 7th Floor Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada, V6C 2G8

ITEM II.	OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20-F is been filed as an annual report under the Exchange Act and, as such, there is no requirement to provide information under this item.

ITEM III.	KEY INFORMATION

A)	SELECTED FINANCIAL DATA

Set forth below is certain selected financial data for the Company for the year-end fiscal periods 1999 to 2003. The following information must be read in conjunction with the more detailed financial information contained in the accompanying audited financial statements prepared in accordance to Canadian GAAP. Unless otherwise stated, all references to dollars herein are to Canadian dollars. As at December 31, 2003, one United States Dollar was equal to 1.3128 Canadian dollars and that value is used in the calculations herein, unless otherwise indicated.

(7)

otherwise stated, all references to dollars herein are to Canadian dollars. As at December 31, 2003, one United States Dollar was equal to 1.3128 Canadian dollars and that value is used in the calculations herein, unless otherwise indicated.

TABLE OF SELECTED CONSOLIDATED FINANCIAL DATA

(Stated in Canadian Dollars)

		Year Ended December 31
		2003	2002	2001	2000	1999
Current Assets	(2)	$852,855	$938,659	$1,384,357	$2,559,027	$ 1,325,863
Capital Assets		3,760,853	3,817,556	5,631,253	5,548,158	5,330,020
Total Assets	(2)	8,893,775	10,073,096	15,842,113	18,500,198	14,964,871
Current Liabilities,	(2)	1,581,890	1,955,794	1,744,234	1,292,795	878,866
Excluding Deferred
Revenue
Deferred Revenue		9,755,212	13,478,076	20,647,021	17,012,313	6,980,344
Convertible Debentures		172,615	53,887	74,485	127,664	68,731
Share Capital		15,028,187	15,028,187	15,424,439	15,064,692	14,215,078
Shares Subscribed		-	-	-	-	-
Deficit		(17,979,578)	(21,242,625)	(22,516,254)	(14,997,196)	(7,178,148)

		Year Ended December 31
		2003	2002	2001	2000	1999
Net Revenue from		$9,758,380	$11,837,153	$11,685,545	$5,209,158	$2,433,161
Operations
Net Income (Loss) from		$3,263,047	1,273,629	(6,816,772)	(7,819,048)	(5,183,906)
Operations
Earnings (Loss) per	(1)	$2.36	0.92	(4.49)	(5.50)	(4.54)
Share from Operations
Fully Diluted Earnings	(1)	$2.36	0.92	(4.49)	(5.50)	(4.54)
(Loss) per Share
Weighted Average		1,384,771	1,381,964	1,517,543	1,385,461	1,308,525
number of shares for
calculating basic and
diluted Earning (Loss)
per share

(1)	Effective July 5, 2002 the Company’s shares were consolidated on a ten (10) old for one (1) new basis. The prior years numbers have been changed to reflect the reverse split.

(8)

(2)

The Company’s financial statements for 2002, 2001, 2000 and 1999 have been retroactively restated. The Company previously followed the practice of excluding from the balance sheet the amounts receivable from the sale of memberships that were not due until future years. In 2003 the Company changed the policy and now reports long-term receivables net of estimated uncollectible, deferred interest and potential GST accruals.

On October 31, 2006, the exchange rate for Canadian dollars was $1.00 (US) for $1.1227 (CAD), as posted by the Bank of Canada. The high and low buying rate figures are selected from monthly figures for each month of the previous six-month period ending October 31, 2006. Daily average figures are not available from any major Canadian chartered bank.

	October	September	August	July	June	May
High	1.1153	1.1053	1.1066	1.1061	1.1099	1.0990
Low	1.1385	1.1273	1.1315	1.1416	1.1245	1.1233

Historical exchange rates for $1.00 (US) expressed in Canadian dollars over the past five years are as follows:

	2005	2004	2003	2002	2001
Period End	1.1659	1.2036	1.2965	1.5776	1.5928
Average	1.2116	1.3015	1.4014	1.5702	1.5485
High	1.1507	1.1774	1.5672	1.6125	1.6034
Low	1.2704	1.3968	1.2943	1.5122	1.4935

The above information was obtained from the Bank of Canada and is believed by the Company to closely approximate the rates certified for customs purposes by the Federal Reserve Bank in New York.

B)	CAPITALIZATION AND INDEBTEDNESS

This Form 20-F is been filed as an annual report under the Exchange Act and, as such, there is no requirement to provide information under this item.

C)	REASONS FOR THE OFFER AND USE OF PROCEEDS

This Form 20-F is been filed as an annual report under the Exchange Act and, as such, there is no requirement to provide information under this item.

D)	RISK FACTORS

Investment in the Company involves a high degree of risk. Prospective investors, prior to making an investment in the Company, should carefully consider, among others, the following risk factors:

Governmental Regulations

In May 2002, the Government of Alberta introduced new consumer regulations on the licensing, sale, and the marketing of lifetime travel club memberships in that Province. Management is unable to predict but considers it likely similar consumer regulations will be introduced in other

(9)

provinces. The resulting effect of these regulations could affect the Company’s ability to market its Snowbird vacations travel club memberships.

On October 1, 2003 the United States federal governments “no call registry” went into effect. The new law allows consumers who do not wish to be “solicited” and receive telemarketing calls to register on the federal government’s nationwide list. The “no call list” is receiving millions of registrants. Management is unable to predict if the Canadian government will introduce a similar law, but considers the likelihood of similar legislation being introduced probable in the next few years. This law in Canada if implemented could effect the company’s operations and would result in a higher marketing cost which could effect the profitability of the Company’s Snowbird Vacations travel club memberships sales.

Terrorism

The airline segment of the travel industry continues to be subject to tough economic challenges brought about from September 11th, 2001. At various times throughout the year the government of the United States indicates elevates levels of terrorist threats. Several terrorist acts overseas including the Subway bombing in London have had a negative impact on persons willing to travel overseas. Should additional terrorist actions occur specifically within North America, it is estimated to have a negative impact on the North American traveling market. At this time there can be no prediction of the likelihood and the nature of a Terrorist act. The economic viability of several large airlines and the services they now provide could again be negatively impacted in the future resulting in less competition and a reduction in the products and service available to travel club members and could result in a reduction of the Company's revenues.

These negative impacts could spread further and deeper to other segments of the travel industry and have similar negative impacts on the Company’s profitability.

The Company May Require Additional Capital

The Company has a construction loan from Caterpillar Financial Services to complete the refit to the 120” Yacht in the amount of $3.9 million USD, construction and is slated for completion in the first quarter of 2007. It presently has a working capital deficiency of $721,171. The Company continues to restructure its operations to operate within the continually evolving and volatile travel industry and general economic climate. The Company plans to generate sufficient operating capital through operations. There can be no assurances the Company will be able to generate sufficient investment from borrowing, the sale of equity, or a combination thereof. If additional financing is required, there is no certainty it will be available when and to the extent required or that if available, it will be on acceptable terms. If adequate funds are not available on acceptable terms, the Company may not be able to fund existing operations in their current state, fund business expansion, develop or enhance its products or services, or respond to competitive pressures. This could have a material adverse effect on the Company's existing operations and planned growth.

These financial statements have been prepared on a going-concern-basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. See Note 3 “Going Concern” Notes to the Consolidated Financial Statements. Accordingly, these financial statements do not include any adjustments to the specific amounts and classifications of assets and liabilities, which might be necessary should the Company be unable to continue as a going concern.

(10)

Market for the Company’s Securities

The Company's common stock is vulnerable to pricing and purchasing actions in the ”Pink Sheets” market that are beyond its control and therefore persons holding or acquiring shares may be unable to resell their shares at a profit as a result of this volatility. It is the intention of management to reinstate the listing of the Company’s shares on the Over-the-Counter Bulletin Board. Should the Company be unable to reinstate a listing for the securities on the Over-the-Counter Bulletin Board or other exchange, they would continue to trade on the “Pink Sheets” Market there would be no public market for trading of the company’s common shares.

The Company Does Not Pay Dividends.

The Company does not pay dividends. The Company has not paid any dividends since its inception, and has no intention of paying any dividends in the foreseeable future. Any future dividends would be at the discretion of the Company’s board of directors and would depend on, among other things, future earnings, the operating and financial condition of Forum National Investments LTD., its capital requirements, and general business conditions. Therefore, investors should not expect any type of cash flow from their investment.

Price Fluctuations: Share Price Volatility

The trading price of the Company's securities has been subject to wide fluctuations in response to variations in its operating results, its announcements of business developments, or new services by the Company or its competitors, and other events and factors. The securities markets themselves have from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of any particular companies. Announcements of delays in the Company's business plans or online commerce operations, technological innovations or new services by the Company, or its competitor’s developments, could have a significant and adverse impact on such market prices. Also, economic and other external factors, as well as period-to-period fluctuations in its financial results, may have a significant impact on the market price of the Company's securities.

There can be no assurance that the continual fluctuations in price will not occur. In particular, during the financial year ended December 31, 2005, the price per share price of the Company’s common shares fluctuated (US dollar figures) from a high of $0.80 to a low of $0.215.

Common Share Dilution

Situations may arise which could require the issuance of additional shares of the Registrant. During 2003 the Company issued convertible debentures in the amount of $124,510 to officers, directors and shareholders of the company. In spring of 2004 debentures were converted into common stock of the company increasing the number of shares outstanding to 5,144,661. Furthermore future equity financings, property transactions, issuance of stock options among other things may require the subsequent issuance of the Registrant’s securities.

Control Lies in the Hands of Existing Management

The Company’s officers and board of directors control approximately 50% of the Companies issued and outstanding stock. The concentration of such a large percentage of the Companies stock in the hands of relatively few shareholders may cause a disproportionate effect on minority shareholders in all matters presented to the company’s shareholders.

(11)

Company Relies Heavily on Current Management and Directors

The Company is dependent on a relatively small number of key directors and officers: Dan Clozza and Martin Tutschek. Loss of any one of those persons could have an adverse affect on the Company. The Company does not maintain “key-man” insurance in respect of any of its management.

Ability to Retain its Key People, or to Attract and Retain Qualified Individuals.

The Company's future success depends, in significant part, upon the continuing service and performance of its senior management and other key personnel, with whom it does not have employment agreements. If it loses the services of any of these individuals, its ability to effectively deliver services to its customers and manage its business effectively, could be impaired. Furthermore, companies seeking to develop business strategies in the online travel business may hire away some of our key employees. The Company believes that its future success will depend in large part upon its ability to attract and retain qualified personnel for its operations. The failure to attract or retain such persons could materially adversely affect the Company's business, financial condition and results of operations.

Ability to Attract and Retain Successful Licensees or Operators.

The Company's future growth depends, in significant part, upon the continuing traditional method of sales and marketing of its Travel Club products. If the Company is unable to secure an Operator or hire qualified sales and marketing staff, its ability to effectively grow and expand its business could be impaired. In addition to the risk of securing an Operator or contracting a Licensee, the Company’s growth is dependant upon the success of the entities. Furthermore, companies seeking to also market their Travel Club memberships may hire away some of our Licensees or Operators and or their key employees. The Company believes that its future successful growth will depend in large part upon its ability to attract and retain qualified Licensees or Operators. The failure to attract or retain such entities could materially adversely affect the Company's business, financial condition and results of operations.

The Markets in Which the Company Competes is Highly Competitive. If the Company Cannot Successfully Compete, its Growth Rate May Stagnate or Revenues May Decline.

The markets in which the Company competes is intensely competitive in all its phases. Although there are not many companies in Canada that currently offer the exact same type of services that the Company does, it is expected that competition will intensify and increase in the future as more vacation and travel-related companies engage in e-commerce and or travel clubs. The Company anticipates that it will compete for customers and experienced personnel with a number of companies having significantly greater financial, technical and marketing resources than it has. Established branded companies may have some marketing advantage due to their market identities and this is likely to have serious ramifications for the remaining travel industry players. Price competition may be instituted and sustained further reducing the profit margins within the travel industry, resulting in a reduction of the Company's market share, and revenues.

Snowbird Must Develop and Maintain a Distinctive Brand Identity.

The Company believes brand identity is important to attracting and expanding the membership base. The Company believes the significance of brand and name recognition will intensify should the number of competing companies increase. The Company cannot assure

(12)

shareholders that it will be able to continue developing a distinctive brand identity that will ensure significant market recognition. Without market recognition, the Company may be unable to sell memberships, which failure would cause no growth of the Travel Club operations.

System Failures May Adversely Affect the Company's Business.

The Company's ability to facilitate trade successfully and provide high quality customer service depends on the efficient and uninterrupted operation of its computer and communications systems. These systems and operations are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures, break-ins, sabotage, intentional acts of vandalism and similar events. The Company does not have a formal disaster recovery plan or alternative providers of hosting services, and does not carry business interruption insurance to compensate it for losses that may occur. Despite any precautions taken, or planned to be taken, by the Company, the occurrence of a natural disaster or other unanticipated problems could result in interruptions in the services provided by the Company. In addition, system failures to provide the data communications capacity required by the Company, as a result of human error, natural disasters, or other operational disruption, could result in interruptions to its service and sales. Any damage to, or failure of, the Company's systems could result in reductions in, or terminations of, services that could have a material adverse effect on its business, results of operations and financial condition. In the case of frequent or persistent system failures, the Company's reputation could be materially adversely affected. Although it has implemented certain network security measures, the Company is also vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of data or the inability to complete customer transactions. The occurrence of any and all of these events could have a material adverse effect on its business, results of operations and financial condition.

Security Breaches in Connection with Online e-Commerce and Communications Could Damage the Company's Reputation and Expose it to Liability.

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

If any such compromise of the Company's security were to occur, it could have a material adverse effect on its reputation and, therefore, on its business, results of operations and financial condition. Furthermore, a party who is able to circumvent the Company's security measures could misappropriate proprietary information or cause interruptions in its operations. The Company may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. Concerns over the security of transactions conducted on the Internet and other online services, and the privacy of users, may also inhibit the growth of the Internet and other online services generally, and the World Wide Web in particular, especially as a means of conducting commercial transactions. To the extent that the Company's activities involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could damage its reputation and expose it to a risk of loss, or litigation and possible liability. There can be no assurance that the Company's security measures will prevent security breaches, or that failure

(13)

to prevent such security breaches will not have a material adverse effect on its business, results of operations and financial condition.

In summary, the realization of any of the risks described in these "Risk Factors" could have a significant and adverse impact on such market prices.

ITEM IV.	INFORMATION ON THE COMPANY

This description contains certain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results discussed in the forward-looking statements as a result of certain risks set forth herein and elsewhere in this Form 20-F.

A)	History and Development of the Company

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

The Company’s principal office is Suite 180A, Number 2 Road, Richmond, British Columbia, Canada VV7E 2G1, the telephone number is (604) 275-8241and fax number is (604) 275-8745. The Company’s agent in Canada is Kornfeld Mackoff Silber, 1100 One Bentall Center, 505 Burrard Street, Box 11, Vancouver, B.C. V7X 1M5. The Company has the three following web addresses: www.snowbirdvacations.com, www.foruminvestments.com, www.SpiritOfTwoThousandTen.com

Forum National Investments Ltd. maintains a calendar fiscal year. The Company's financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for periods presented with U.S. GAAP except as noted in the notes to the Company's financial statements. See "Item XVII Financial Statements".

During the year 2003, the Company obtained judgment in the Ontario Superior Court of Justice. The judgment was by way of settlement agreement, Forum had filed suit against former employees and agents and shareholders of the company: Remo Lorenzetto, Walter Verbetic, 1508812 Ontario Inc., Family Vacation Centers Ltd., Snowbird Sales & Marketing Inc. and 849092 Alberta Ltd. et al. The suit had alleged breach of contract, breach of fiduciary duty, and further, That the defendants had engaged in a pattern of misconduct aimed at destroying Forum's relationship with its Snowbird Travel Club members and fundamentally undermining the viability of Forum's business operations.

The Defendants to the Ontario Action (the "FVC Defendants"), and as applicable, their officers, directors, shareholders, agents, servants, employees, successors, assigns and those in privity with or controlled by the FVC Defendants, will not, directly or indirectly: solicit existing members of Forum's Snowbird Travel Club in any manner and by any means to cancel their memberships in the Snowbird Travel Club and/or to convert their memberships in the Snowbird Travel Club to memberships in any travel club operated or represented by the Defendants; make any vacation or travel bookings for members of the Snowbird Travel Club; solicit members of the Snowbird Travel Club to cash-in promissory notes executed in favor of Forum by those members;

(14)

represent themselves in any manner and by any means as the successor to the Snowbird Travel Club, Snowbird Vacations or Snowbird Vacations International; represent themselves in any manner and by any means, including on the Family Website as hereinafter defined, as being the authorized representative(s) of Forum or the Snowbird Travel Club, Snowbird Vacations or Snowbird Vacations International.

The FVC Defendants will delete from their website at www.familyvacationcenters.com (the "Family Website") all references to Forum, the Snowbird Travel Club, Snowbird Vacations or Snowbird Vacations International.

Until February 21, 2004, the FVC Defendants will post on the Family Website a statement advising those persons visiting the Family Website that the Defendant Family Vacation Centers Ltd. ("Family") is not associated with the Snowbird Travel Club, Snowbird Vacations or Snowbird Vacations International, and directing those Snowbird Travel Club members who may visit the Family Website to Forum's Internet website at www.snowbirdvacations.com and to Forum's toll free and local telephone numbers.

The FVC Defendants will direct all telephone and other inquiries from Snowbird Travel Club members to Forum's local office at Suite 102, 920 Commissioner Road East, London, Ontario N5Z 3J1, Telephone: 519-433-1060, fax: 519-433-1056, toll-free: 1-866-433-1060.

The FVC Defendants will deliver to Forum, all documents in the FV Defendants' power, possession or control which relate to the sale of Snowbird Travel Club memberships by the FVC Defendants or as applicable, their officers, directors, shareholders, agents, servants, employees, successors, assigns and those in privity with or controlled by the FVC Defendants, including original contracts with Snowbird Travel Club members, original promissory notes (the "Promissory Notes") executed after March 1, 2002 by members of Forum's travel club which, on their face, are stated to be held by any of Forum, Intravelnet.com, Snowbird Vacations International, Snowbird Vacations or either Snowbird Marketing or 1508812 Ontario Inc. as agent for any of the foregoing, membership lists and membership data in respect of the Snowbird Travel Club, and Forum's sales, marketing and service manuals in respect of the Snowbird Travel Club.

Forum has the right to request that an independent investigation be conducted, at its cost, of the documents that the FVC Defendants were obligated to or did deliver pursuant to this judgment, The FVC Defendants will co-operate in that investigation and make available to the investigator the records which the investigators advise are relevant to their work. If the investigators determine that the FVC Defendants, or any of them, have failed to deliver any of the Promissory Notes to Forum, the FVC Defendants will immediately deliver those Promissory Notes (the "Withheld Promissory Notes") to Forum. If the investigators further determine that after August 21, 2003, the FVC Defendants, or any of them, received any monies pursuant to the Withheld Promissory Notes, or received any other monies from the makers of the Withheld Promissory Notes after that date, and if the total of the monies so received exceeds $5,000, the FVC Defendants will pay Forum two times the amount of monies so received by the FVC Defendants, or any of them.

The FVC Defendants, and as applicable, their officers, directors, shareholders, agents, servants, employees, successors, assigns and those in privity with or controlled by the FVC Defendants, will not use the former telephone and facsimile numbers.

The FVC Defendants are not to receive any monies from members of Forum's travel club. The FVC Defendants are to immediately account to Forum for all monies that they have received from members of Forum's travel club since May 12, 2003.

(15)

The FVC Defendants are to reimburse members of Forum's travel club for the amounts that the FVC Defendants have received from those members since May 12, 2003, to the extent that those members have not already been compensated as at August 21, 2003. The amounts reimbursed are to include bank charges incurred by the members to the extent that Forum has been advised of those charges by the members and has advised the FVC Defendants. All reimbursements are to flow through Forum.

All monies (the "Fees") payable pursuant to the promissory notes (the "Promissory Notes") executed after March 1, 2002 by members of Forum's travel club which, on their face, are stated to be held by any of Forum, Intravelnet.com, Snowbird Vacations International, Snowbird Vacations or either Snowbird Marketing or 1508812 Ontario Inc. as agent for any of the foregoing, are to be paid to and received by Forum. The face value amount of the Promissory Notes was $ 669,216 (CDN.)

The FVC Defendants and all other Applicants to the case will deliver up to Forum for cancellation all share certificates of Forum in which he, she or it has a beneficial or legal interest estimated to be 300,000. Each of them will execute a statutory declaration, in a form prepared by counsel for Forum, declaring that:

the shares being returned are all of the shares of Forum in which the declarant has any legal or beneficial interest;

the declarant has no interest in any option or warrant to acquire additional shares of Forum;

that the declarant has not transferred, sold or encumbered the declarant's interest in the shares of Forum in which the declarant has any legal or beneficial interest;

in the case where the declarant is unable to locate any of the share certificates of Forum in which the declarant has a legal or beneficial interest, that the share certificates of Forum in which the declarant has a legal or beneficial interest have been lost or destroyed, that the declarant requires that they be cancelled and that the shareholders register and other corporate records of Forum be amended to reflect that cancellation;

That the declarant will indemnify Forum in respect of any damages or costs that Forum might incur in the event that some other party claims any interest in the share certificates being returned or to which paragraph 18(d), above, pertains. The declarant will execute an indemnification of Forum on these terms.

As of October 31, 2006 the certificates had not been delivered up to Forum.

With the return of the London Ontario office to the Company as part of the judgment, the Company in the 4th quarter of 2003 began reviving its Travel Club sales and marketing operations in Ontario through a Commission Agreement. The result was the addition of 311 new members in 2005 (268 in 2004, 67 in 2003) with an additional 437 new members that were activated as a result of the settlement of the lawsuit.

During 2003 the Registrant incorporated a wholly owned subsidiary in the Province of Ontario: Intravelnet Limited. As required by Ontario legislation specifically relating to travel, the new entity incorporated and domiciled in Ontario was created to handle the Ontario travel club business for the Ontario members. Subsequent to December 31, 2003 the sole director of Intravelnet Inc. resigned and a replacement has yet to be found. Given the circumstances management has instructed the new Ontario Corporation Intravelnet Limited to handle servicing all travel Club members. The assets of Intravelnet Inc. were sold to Intravelnet Limited on June 30th, 2004 and all existing employees were offered continuous employment in the new Company. It is unknown at this time as to the future status of Intravelnet Inc. It is highly unlikely

(16)

that the Registrant as the parent company will recoup inter-company loans and advances made to Intravelnet Inc over the last several years totaling approximating $4.4 million.

A new web site product was launched in January of 2003. It is a unique combination of top quality resorts, superior service and cutting edge technology. The web site provides all the elements necessary to browse vacation listing, tour vacation ownership resorts, and rent vacation weeks at competitive prices. The web site has its own unique portal with its supporting services and technology to assist in the retention and growth of the travel club memberships. The implementation of an on-line booking engine enabling the booking of charter airlines flights, all Inclusive vacation packages, cruises, and condominium rentals was implemented in summer of 2004.

The Company has not marketed houseboat memberships for some time and due to several factors including the prohibitive cost of maintaining an older fleet of houseboats. Faced with the complete refit of some of the houseboats the Company has subsequent to December 31, 2005 sold all remaining houseboat and service vessels in the fleet.

In January of 2004, the Company entered into a Commission Agreement with 4226054 Canada Inc., for the operation of the Company’s London Ontario sales and marketing operations. 4226054 Canada Inc. took control of the offices and marketed the Company’s Snowbird Vacations Travel Club Membership until September of 2004.

In November of 2005 the principal of 4226054 Canada Inc. entered into a Commission Agreement with the Company to market the Company’s Snowbird Vacations Travel Club Membership in the Barrie Ontario area. The Agreement with 1617165 Ontario Inc was terminated in March of 2005 and at this time no new memberships are actively been marketed in the Barrie Ontario area.

In January of 2006 the Company acquired the members of an upstart Ontario Travel Club called Embassy Vacation Club. The members were offered to have their members serviced by the Company’s travel service provider Intravelnet Canada Ltd and 110 of Embassy Vacation Club members agreed to our terms.

Subsequently to 2005 the Company signed a Commission Agreement with 2094711 Ontario Limited to secure an office location to market Travel Club memberships in the greater Toronto Ontario area. The new office location in Pickering Ontario commenced operations In October 2006.

The Company's future growth depends, in significant part, upon the continuing traditional method of sales and marketing of its Travel Club products. If the Company is unable to secure an Operator or is unable to contract a Licensee, its ability to effectively grow and expand its business could be impaired. In addition to the risk of securing an Operator or contracting a Licensee, the Company’s growth is dependant upon the success of the entities. (See Item 3 Risk factors, Ability to Attract and retain Successful Licensees or Operators).

The Company expects to complete the refit on its 120 feet motor vessel MV Spirit of Two Thousand and Ten in spring of 2007. In spring of 2005 Sheerline Yachts completed their component of the refit and Platinum Marine Services was retained to complete the almost $9.0 million refit project. The Company has a credit facility with Caterpillar Financial Services for up to $3 million USD which has provided funding for the project. In October of 2006 the Company had the credit facility increased to $3.9 million USD. The motor vessel was written down to $3.2 million in 2002. The Company continued its refit operations of the 120 feet motor vessel with Platinum Marine Services for the remainder of 2005 and spent $685,964 during 2005 on this project and another $1,924,036 to October 2006. The Motor Vessel has and estimated appraised market value of $12 million USD upon completion.

(17)

If additional financing is required, there is no certainty it will be available when and to the extent required or that if available, it will be on acceptable terms. If adequate funds are not available on acceptable terms, the Company may not be able to fund existing operations in their current state, fund business expansion, develop or enhance its products or services, or respond to competitive pressures. This could have a material adverse effect on the Company's existing operations and planned growth. (See Item 3 Risk factors, The Company May Require Additional Capital).

B)	Business Overview

The Company’s main business is providing travel services for the members of its “Snowbird Vacations International” travel club. A travel club membership entitles the member to access wholesale travel at rates marginally above the cost to the travel agency as well as vacation condominium rentals at wholesale rates through the Company’s wholesale network affiliation with the Cooperative Association of Resort Exchangers (C.A.R.E.) and other strategic relationships in the travel industry. The Company continues to develop products and services for its members, and seeks to expand its membership by securing and contracting licensed marketing agents throughout Canada. The Company presently markets new memberships in the Province of Ontario. The following table depicts membership sales and membership dues for the Company’s travel club.

		2003	2002	2001
Membership Sales	(1)	$5,482,008	$8,397,285	$8,524,067
Membership Dues	(1)	$2,211,120	$2,360,214	$1,966,427
Total	(1)	$7,693,128	$10,757,499	$10,490,494

(1) The Company’s financial statements for 2002, and have been retroactively restated. The Company previously followed the practice of excluding from the balance sheet the amounts receivable from the sale of memberships that were not due until future years. In 2003 the Company changed the policy and now reports long-term receivables net of estimated uncollectible, deferred interest and potential GST accruals.

For the fiscal year 2003, a total of 67 (2002 - 1,968, 2001 - 4,587) travel club memberships were sold for a mean average non-refundable purchase price of $ 2,207 (2002 - $1,264, 2001 - $3,750) with a standard deviation of $ 1,641 (2002 - $1,729, 2001 - $1,807). As a result of the judgment obtained against the Ontario defendants, membership increased by an additional 437 family’s.

Travel club memberships are due in full at the time of sale, and may either be paid in cash or financed by the Company (see Travel Club - this section). Travel club membership costs to the member range from $995 for a trial membership to $7,995 for a lifetime membership. Continued membership is dependent on the member paying a monthly fee of $19.95 to $29.95. If the member has not paid his/her monthly dues, the member has no entitlements. Entitlements are restored once arrears of monthly fees are paid, at the sole discretion of the club.

By tailoring its travel service offerings to include a broader product portfolio of more affordable vacation packages the Company hopes to maintain and grow the Snowbird vacations travel club membership. These packages are designed to appeal to different age groups, both younger and older, and with varying income levels.

(18)

The Company plans to achieve continued growth of its travel club memberships through five key areas:

  Licensing Snowbird vacation travel club sales and marketing agents in Canada and the investigation of potential US market penetration.

  Diversification of its travel services to include varying types of travel products.

  Segmenting Snowbird Vacations Travel Club unique Maritime product offering versus traditional Travel Clubs Real Estate product offering.

  Affiliating with existing affinity groups to provide travel service to their membership.

  Increasing membership based operations in the active lifestyles market.

Travel Club

The Snowbird Vacations travel club membership entitles the Snowbird Vacations travel club members to wholesale travel at rates marginally above the cost to the travel agency, and vacation condominium rentals at wholesale rates through the Company’s wholesale network affiliation with the Cooperative Association of Resort Exchangers (“C.A.R.E.”), and through the Company’s wholly owned subsidiary travel agencies, ATM Travel Group Ltd., InTRAVELnet Inc., and newly formed Intravelnet Limited.

The Company has sold the following travel club memberships:

	2003	2002	2001

Travel Club Memberships entered into during the year	$135,810	$2,488,346	$15,211,582
Amount recognized as revenue during the year	(27,162)	(471,206)	(1,890,515)

Future years revenue to be earned from current year
membership agreements	108,648	2,017,140	13,321,067
Cash collected during the year related to future years revenue	79,487	1,563,222	10,123,571

Travel club purchasers have the option to pay the initial membership fee in a single installment or, alternatively, pay a minimum down payment of 10% and obtain financing from the Company with monthly payments for the remainder of the balance. The Company seeks interest at an average rate of 9.9% on outstanding membership receivables.

Shuswap Lake

The Company formerly conducted its houseboat operations on Shuswap Lake through the use of marine facilities provided by Portside Houseboats. The increased maintenance costs for the aging fleet of vessels and the inability of the Company to reasonably secure moorage for a defined period of time caused the Company to abandon houseboat operations at this time. Subsequent to year end December 31, 2005 the Company sold all remaining houseboat and service vessels in the fleet.

(19)

Industry Overview

The Company presently operates in the leisure travel marketplace and is anticipating entering the market for other Leisure Lifestyle opportunities. The advances of technology and in particular proliferation of the Internet combined with an aging population have had the most creative effect on all areas of the Leisure Lifestyle industry. The company believes these trends will continue in the future.

The travel industry has been challenged by a variety of negative drivers in the new millennium, including slowed economic growth and dramatically heightened concerns about security, war, terrorism, and disease. Between 2000 and 2003, domestic business travel fell by 15%, airline travel by 14%, and international travel to the U.S. was down by 21%. Since 2003, however, virtually all sectors of the travel industry have experienced growth.

Areas of growth within the North American Leisure travel market by age group include 15 – 24 year olds and all ages over 45. The most rapidly growing age group of Americans is 55 – 64 year olds. Between 2000 and 2005 this aged group increased in size by 10 million, creating a boom for the industry as this age group spends more on their leisure travel than any other age group. This age group is expected to grow by 8 million between 2005 and 2010.

Older adults represent a growing segment – creating a potentially lucrative – market for Leisure Lifestyle. According to Prism Business Media September 1, 1999 article entitled “The New Age” The baby boomers, who have revolutionized every decade that they have lived in, are especially active people used to doing things and going places. They're intent on being able to continue to live as they've always lived. They want to keep active, busy and involved. These people look to the fitness industry to provide them with ideas for how to fill their time.

Older adults are counting on exercise, better eating and new innovations to compensate for any feelings of getting older. They'll work harder to feel younger." This statement is borne out in the following statistics:

* Today, three in 10 health club members are 50 and over; in 1988, this figure was two in 10.

* 27 percent of these members participated in fitness activities 100 or more times per year.

* 48 percent of those aged 50 and over participate in physical activity three times per week.

* 30 percent of those aged 50 and over participate in physical activity one to two times per week.

* Between 1987 and 1998, the number of fitness club members over the age of 55 increased by more than 200 percent.

The Company believes the opportunity created by the demographic changes is to be positioned in both the “Travel” and the “Heath Club” industry. By not targeting this market, membership based organizations risk losing active aging adults to those organizations that will cater to their needs.

Despite encouraging enrollment statistics, fitness clubs have only scratched the surface of the profitable older market. Clubs have captured only 10 to 12 percent of the total population, and only 9 percent of people over the age of 55. There are a lot of people out there who are not members of clubs but who have more time, disposable income and motivation.

The Company believes the ability to provide both travel and health club services in efficient upscale facilities providing exceptional service will be a primary driver of the Company’s future growth. The Company is beginning to develop and implement its vision of integrating “Travel Club” and “Health Club’ membership offerings.

(20)

Growth Strategy

The Company recognizes that it needs to be innovative and pioneer new avenues for business development. The key to the Company’s future development is the expansion and retention of its existing Travel Club membership base while adding other “Membership” based service and or product offerings. New opportunities have encouraged Forum National Investments to restructure and reposition itself.

The Company plans to achieve continued growth of its travel club memberships through five key areas: Licensing Snowbird vacation travel club sales and marketing agents in Canada and the investigation of potential US market penetration.

As part of the strategy to increase memberships, the Company has shifted from Company owned and operated marketing operations to licensed sales and marketing operations in Canada. With a limited growth potential in Canada investigation of opportunities in other countries is necessary. This shift in the Company’s method of generating sales will require less capital resources and management. The goal is to focus on the management and development of the travel club’s products and services. The Company continues to seek out those potential independent marketing agents with “know how’ and financing to market the Company’s Snowbird vacations travel club memberships in the Province of Ontario and beyond. There can be no assurances that the Company will be able to attack and retain successful licensees or operators. (See Item 3 Risk factors, Ability to Attract and retain Successful Licensees or Operators).

Diversification of its travel services to include varying types of travel products.

By tailoring its travel service offerings to include a broader product portfolio of more affordable vacation packages including exclusive club member excursions the Company hopes to maintain and grow the Snowbird vacations travel club membership. These packages are designed to appeal to different age groups, both younger and particularly the high growth aging “boomer” market, with varying income levels. There can be no assurances that the Company will be able to successfully diversify and market travel related products.

Segmenting Snowbird Vacations Travel Club unique Maritime product offering versus traditional Travel Clubs Real Estate product offering.

The ability to offer a membership with backing of a maritime flavor versus the traditional real estate based membership helps to segment and differentiates our program as unique. Not only offering the traditional travel club membership and its benefits we seek to attract and retain members through the availability of maritime themed vacation experiences. Penetrating and successfully operating in a given marketplace will cause the Company to investigate further the acquiring and or building of more vessels for future growth.

Affiliating with existing affinity groups to provide travel service to their membership

In addition to the traditional marketing efforts, other referral programs, strategic relationships, and affinity programs are continually been evaluated.

The Company is also researching the link between the business travel and leisure travel sectors. The Company traditionally serving the leisure travel segment believes an opportunity exists to offer first-rate traditional business travel services to the large number of corporations who require business travel service. In addition the Company believes a large opportunity exists to offer these same corporations leisure travel for their employees and their families. The added benefit of wholesale leisure travel for the employee and his family continue to be researched.

(21)

Following this direction Intravelnet Limited seeks to move physical office locations upon the expiry of existing office leases to areas of high business concentration.

Increasing membership based operations in the active lifestyles market

With the increasing age of baby boomers we are anticipating growth of leisure and lifestyle opportunities. Given our history of membership based organizations and servicing, the company is actively investigating and test marketing travel services combined with health club services. The two combine are referred to as a “Resort Lifestyle” offering. The desire to travel coupled with the desire to physically enjoy an active lifestyle creates an opportunity to align two membership based businesses.

Each facet of the Company’s development is interconnected. With growth in membership the Company’s requirements for inventory and vacation options including maritime product offerings will be increased. The Company’s primary goal is to increase memberships by marketing, its secondary goal being to increase the number of product offerings available to its members for vacations, and its tertiary goal being to expand its other holdings. The Company believes promoting the “Resort Lifestyle” concept in desirable locations with value pricing are the building blocks for corporate growth.

The Company is continually developing its systems and web based membership platform specifically designed to service the travel club members initially with long-term applications for the timeshare industries and the retail travel markets. The Company launched the initial phase in January of 2003, which includes an extensive catalogue of properties, a highly efficient platform for servicing the Snowbird Vacations Travel Club that includes CRM, accounting, promotions and order processing. The Internet e-commerce platform is to be continual in development as the need to ever increase products and services for the Snowbird Vacations Travel Club membership continues. Continual updates are contemplated to increase member satisfaction.

Government Regulations

On May 17, 2002, the Government of Alberta introduced consumer regulations on the sales and marketing of lifetime travel club memberships in that Province. The new regulations have restricted the Company’s ability to market new lifetime travel club memberships.

The Company does not presently market the Snowbird Vacations travel club in the Province of Alberta. Management believes similar consumer regulations may be introduced in other provinces including the Province of Ontario in the future making marketing of the Travel Club memberships prohibitive.

Accordingly, certain marketing methods used by the Company or its agents are effected by such regulations as well as other laws and regulations. On October 1, 2003 the United States federal governments “no call registry” went into effect. The new law allows consumers who do not wish to be “solicited” and receive telemarketing calls to register on the federal government’s nationwide list. The “no call list” is receiving millions of registrants. Management is unable to predict if a similar law will be successfully introduced by Canadian governments, but considers the likelihood of proposed legislation been accepted probable within the next two years. This law in Canada depending on its final wording could effect the company’s operations and would result in a higher marketing cost which could effect the profitability of the Company’s Snowbird Vacations travel club memberships sales. (See Item 3 - Risk Factors, Government Regulations). In addition, the applicability to the Internet and commercial online services of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy, is uncertain and may take years to resolve. For example, tax authorities

(22)

in a number of jurisdictions are currently reviewing the appropriate tax treatment of companies engaged in online e-commerce, and new tax regulations may subject the Company to additional sales and income taxes.

There can be no assurance that unforeseen developments or introduction of legislation, laws, and other factors will not alter the Company’s ability to achieve it growth targets for marketing and selling Travel Club programs.

C)	Organizational Structure

As of October 31, 2006, the following is a list of all the Company’s subsidiaries, all of which are wholly owned and over which the Company holds 100% voting control:

Subsidiary	Incorporating Jurisdiction
Intravelnet Limited.	Ontario, Canada
InTRAVELnet Inc.	Alberta, Canada
ATM Travel Group Ltd.	Alberta, Canada

Properties

Office Leases

The Company is headquartered at 180A – 13040 Number 2 Road, Richmond British Columbia Canada. where it leases office space housing its principal administrative and customer services, and its IT department. The Company's lease for this 1,500 sq. ft. space expires on November 1, 2010. The Company believes that its current facilities are adequate for its current and near future operations.

The Company leases an office in Calgary, Alberta, situated at Suite 250 - 225 7th Avenue S.W., where travel agency and administration offices are located. The Company's lease for this 1638 sq. ft. space expires on September 30, 2008.

The Company has a second office in Calgary located at Suite 140, 272 7th Ave S.W. Calgary, Alberta T2P 3H6. The Company leases approximately 1000 square feet. The lease expires September 30, 2009.

The Company leases an office in Edmonton, Alberta, situated at Suite 5, 9908, 109th Street, where customer service is administered. The Company's lease for this 587sq. ft. space expires on October 31, 2008.

The Company leases an office in Windsor, Ontario, situated at 810 Quellette Avenue, where travel agency services are provided. This office is approximately 600 square feet and the lease expires on January 31, 2007.

The Company leases an office in London, Ontario, situated at Suite 102 – 920 Commissioner Street East, London, Ontario where travel agency services are provided. This lease expires on October 31, 2007.

Motor Vessels

The Company owns and is currently refitting a 120-foot motor vessel cal the MV Spirit of two Thousand and Ten. The remaining vessels have been disposed.

(23)

Item	Qty	Description
Spirit of Two	1	Type: 120 ft. motor vessel
Thousand and Ten		Overnight Accommodation: 12 passengers
		Dinner cruise - 110 passengers

The Company expects to complete the refit on its 120 feet motor vessel MV Spirit of Two Thousand and Ten in spring of 2007. In spring of 2005 Platinum Marine Services was retained to complete the almost $9.0 million refit project. The Company has a credit facility with Caterpillar Financial Services for up to $3 million USD which has provided funding for the project. In October of 2006 the Company had the credit facility increased to $3.9 million USD. The motor vessel was written down to $3.2 million in 2002. The Company continued its refit operations of the 120 feet motor vessel with Platinum Marine Services for the remainder of 2005 and spent $685,964 during 2005 on this project and another $1,924,036 to October 2006. The Motor Vessel has and estimated appraised market value of $12 million USD upon completion.

If additional financing is required, there is no certainty it will be available when and to the extent required or that if available, it will be on acceptable terms. If adequate funds are not available on acceptable terms, the Company may not be able to fund existing operations in their current state, fund business expansion, develop or enhance its products or services, or respond to competitive pressures. This could have a material adverse effect on the Company's existing operations and planned growth. (See Item 3 Risk factors, The Company May Require Additional Capital.

ITEM V.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial condition and results of operations of the Company for the years ended December 31, 2003, 2002, and 2001 should be read in conjunction with the Consolidated Financial Statements of the Company for the years ended December 31, 2003, 2002, and 2001. Except as otherwise indicated, all dollar amounts contained in this discussion and analysis and the Consolidated Financial Statements are in Canadian dollars. The financial information presented in the Consolidated Financial Statements was prepared in accordance with generally accepted accounting principles (GAAP) in Canada. Note 22 of these Consolidated Financial Statements of the Company sets forth the material differences between Canadian and U.S. GAAP.

A)	OPERATING RESULTS

Critical Accounting Policies

The preparation of our financial statements requires that we adopt and follow certain accounting policies generally accepted in Canada. Amounts presented in the financial statements have been determined in accordance with such policies, certain of which incorporate estimates and assumptions. Although management believes that the estimates and assumptions are reasonable, actual results may differ.

The detailed accounting policies are listed in Note 4 to the Financial Statements for the year ended December 31, 2003. Included below is a discussion of the accounting policies that are affected by the most significant judgments and estimates used in the preparation of the financial statements, how such policies are applied and how results differing from the estimates and assumptions would affect the amounts presented in the financial statements. Other accounting policies also have a significant effect on our financial statements, and some of these policies also require the use of estimates and assumptions.

(24)

Going concern

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern.

While these accompanying financial statements have been prepared on the assumption that we are a going concern and will be able to realize our assets and discharge our liabilities in the normal course of business, certain events and conditions cast substantial doubt on this assumption. As of December 31, 2005 the Company had a working capital deficit of $721,170 and a shareholders’ equity of $2,487,808 Management has continued to take steps to try to improve our financial results and cash flows. These steps include pursuing debt and/or equity financing to fund working capital requirements. Management believes that we will be able to generate sufficient revenues and secure any necessary financing; however, there is no assurance that management will be successful in achieving these objectives.

These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

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

The Company previously excluded from the balance sheet the amounts receivable from the sale of memberships that were not due until future years (note 5). In 2003 the Company changed its accounting policy to include these long-term receivables net of estimated uncollectible, deferred interest and potential GST accruals.

Asset Impairments

Management evaluates the carrying value of intangible assets for impairment whenever indicators of impairment exist. If it is determined that such indicators are present, then an undiscounted future net cash flow projection for the asset is prepared. In preparing this projection, assumptions must be made concerning future financial performance after considering historical trends, business plans and likely external factors. If projections of future

(25)

net cash flows are in excess of the carrying value of the recorded asset, no impairment is recorded. If the carrying value of the asset exceeds the projected undiscounted net cash flows, an impairment is recorded. The amount of the impairment charge is determined as the deficiency of the discounted projected net cash flows to the carrying value.

Accounts Receivable

The Company generates a significant portion of revenue and related accounts receivable from travel memberships. Management with its auditors evaluates the collectibility of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligations, a specific reserve for bad debts against amounts due is recorded to reduce the recognized receivable to the net amount we reasonably believe will be collected. For all other customers, reserves are recognized for bad debts based on past write-off history and the length of time the receivables are past due.

The Company previously followed the practice of excluding from the balance sheet the amounts receivable from the sale of memberships that were not due until future years. In 2003 the Company changed the policy and now includes long-term receivables net of estimated uncollectible, deferred interest and potential GST accruals and restated the balance sheets for 2002. (See Note 2 – Financial Statements). The restatements are as follows

The restatement has the following effect on accounts receivable, total assets and shareholders` deficiency at December 31:

	2002	2001
Long term accounts receivable as previously reported	$-	$-
Long-term accounts receivable not previously reported	453,918	3,197,496
Accounts receivable as restated	$453,918	$3,197,496

Total assets are increased in the same amount and total shareholders` deficiency is likewise reduced. Corporate income tax loss available for carryforward have also been reduced by $2,464,542 at December 31,2002.

The following depicts some of the Company’s significant operating results:

	Year End December 31
	2003	2002	2001
Travel Club Memberships Sold	$135, 810	$2,488,346	$15,211,582
Amount Recognized as Revenue during	27, 162	471,206	1,890,515
the year see Note # 11
Membership Dues	$2,211,120	$2,360,214	$1,966,427
# Travel Club Memberships Sold (1)	504	1,968	4,587
Mean Average Membership Price (1)	$2,207	$1,513	$3,750
Standard Deviation from Mean (1)	1,601	$1,729	$1,807
Basic Net Income (Loss) for the year (2)	3,263,047	1,273,629	($ 7,519,058)

(26)

	Year End December 31
	2003	2002	2001
Income (Loss) per Share (2) (3)	$2.35	$0.92	$(4.96)

(1)

As a result of the judgement obtained in the Company’s Ontario litigation a total of 437 new members were added to the total membership. These figures were not included in the calculation of membership sales, average price or standard deviation.

(2)

The Company’s financial statements for 2002 and 2001 have been retroactively restated as a result of accounting errors occurring in those years in recording bad debts allowances, deferred interest receivable and potential GST receivable accruals.

(3)	Effective July 5, 2002 the Company’s shares were consolidated on a ten (10) old for one (1) new basis. The prior years numbers have been changed to reflect the reverse split.

2003 year-end Travel Club Memberships sales totals were down 95% to $ 135,810 ($2,488,346 – 2002, and $15,211,582 – 2001), the amount recognized as revenue during the year was down by 94% to $ 27,162 ($471,206 - 2002, $ 1,890,515 - 2001) and corresponding total revenue decrease of 19% to $ 9,758,380 ($11,837,153 – 2002, $11,685,545 – 2001).

In 2003 gross cash flow from operations declined 16.36% to $ 2,924,095 with a net cash outflow from operations of $174,911, compared to gross cash flows of $4,976,540 with a net cash outflow from operations of $286,466 in 2002, and gross cash flow of $16,407,665 with a net cash outflow from operations of $187,313 in 2001.

The Company had revenues from membership dues of approximately $2,211,000 for the year ended December 31, 2003, $2,360,000 in 2002, $1,966,000 in 2001, and expects dues to approximate $1.8 million for the year ended December 31, 2004.

For the fiscal year 2003, a total of 67 travel club memberships were sold, down 97% (2002 – 1,968, 2001 – 4,587) The mean average non-refundable travel club membership purchase price increased 75% to $2,207 ($1,264– 2002, and $3,750 – 2001). Standard deviation from the mean purchase price has decreased 5% to $ 1,641 ($1,729 – 2002, and $1,807 – 2001).

Net Income for the year increased to a $ 3,263,047 ($1,273,629 – 2002, and Net Loss $6,816,772 – 2001). Basic earnings per share rose to $2.36 ($0.92 – 2002, and (($4.49) – 2001).

There were 1,384,771 shares outstanding as of December 31, 2003 compared with 1,384,771 in 2002 and 1,546,961 in 2001. In spring of 2004 the debenture holders exercised a conversion privilege on debentures they owned. The result was the issuance of 4,060,000 shares of the Company. There are presently 5,144,661 common shares of the registrant outstanding as of October 31, 2006.

Expenses decreased by 31% or $2,804,386 in 2003 due mainly as a result of the continued effects of the divesture of the sales and marketing operations and the operating costs associated with their operations. Income was decreased by the additional write off of some investments and other receivables.

The largest expense is the amortization of commissions from the sale of memberships during the fiscal year. Total commissions costs in 2003 totaled $1,589,766 compared to $1,597,220 in 2002 and $1,285,311 in 2001. Commissions are deferred over a five-year period. In 2003 the commissions expense included one-fifth of commissions paid out in 1999, 2000, 2001, 2002 and 2003.

The largest decrease in expenses of $899,063 occurred in bad debt from attempted collection of promissory notes and receivables owed to the company. Bad Debt in 2003 totaled $613,505

(27)

compared to $1,512,568 in 2002 and $213,048 in 2001. In 2002 Management wrote off to bad debt $401,245 to write down accounts receivable related to delinquent members in 2002 and additionally management increased the allowance for doubtful accounts by 150%. In 2003 after reviewing and recalculating the actual results management and its present auditors agreed that the estimates figures stated for the 2002 Bad Debt Expense were excessive. As a result management realized a change in estimate and amortized the over-accruals for bad debt allowance, deferred interest receivable and potential GST liability over the current year, 2004 and 2005 according to the amortization pattern of accounts receivable for the same period. The second largest decrease in expenses of $863,278 occurred in Wage Expenses. Wages in 2003 totaled $1,496,023 compared to $2,359,301 in 2002 and $4,841,930 in 2001. The Company has continued to restructure its workforce and the decreasing wage expense is evidence of this.

The third largest decrease in expenses of $404,662 occurred in Office and Related expenses. Office and Related expenses in 2003 totaled $306,531 compared to $711,193 in 2002 and $1,228,883 in 2001. The Company continues to see the effects of the divesture of the sales and marketing operations.

Consulting fees in 2003 totaled $135,897 compared to $345,574 in 2002 and $1,142,055 in 2001. The consulting fees in 2003 decreased as the data base development was completed and the department was reduced.

B)	LIQUIDITY AND CAPITAL RESOURCES

Liquidity

In 2001, the working capital decreased to a deficit of $5,105,606 primarily due to a decrease in the accounts receivable, an increase in accounts payable, an increase in the current portion of deferred revenue, and the addition of the current portion of advances against future revenue streams. On July 3, 2001 the Company entered an agreement with Monterey Financial Services, Inc. of Oceanside, California for the purchase of the Company’s retail installment contracts, promissory notes, security agreements, membership agreements and/or other instruments. Under the terms of the agreement, Monterey Financial Services has the option to purchase at its discretion, all the Company’s rights, title and interest in and to the contracts submitted by the Company to Monterey Financial Services. (See Note 4(j) – Financial Statements) In 2002, the working capital deficit decreased to $ 5,866,547 primarily due to a decrease in cash and an increase in accounts payable and accrued liabilities.

In 2003, the working capital deficit increased to $ 5,738,618 primarily due to a decrease in accounts payable and accrued liabilities, a decrease in the current portion of deferred revenue and an increase in cash and decrease in amounts receivable from related parties.

In 2004, the working capital deficit was $ 3,649,916 primarily due to a decrease in the current portion of the deferred revenue.

In 2005, the working capital deficit decreased to $ 721,171 primarily due to a decrease in the current portion of the deferred revenue and recognition of other deferred items in 2005.

The Company continues to operate within the new travel and economic environment by continuously adjusting its operations accordingly. The Company plans to generate sufficient operating capital through operations in the short-term. For long-term growth additional capital is required. The 120-foot motor vessel is continuing a refit with cash provided from operations and the proceeds of the construction loan form Caterpillar Financial Services. The Company’s

(28)

estimated completion date for the project in spring of 2007. The motor vessel did not contribute to revenue in 2005 or 2006.

The work on the vessel to date has been from cash provided from operations and the proceeds of the construction loan form Caterpillar Financial Services. In September of 2005 the company was successful in attaining a credit facility with Caterpillar Financial Services Corporation for $3.0 million USD. This credit facility was increased to $3.9 million USD in October of 2006. There can be no assurances the Company will be able to generate sufficient investment from borrowing, the sale of equity, or a combination thereof. There is no certainty it will be available when and to the extent required or that if available, it will be on acceptable terms. If adequate funds are not available on acceptable terms, the Company may not be able to fund existing operations in their current state, fund business expansion, develop or enhance its products or services, or respond to competitive pressures. This could have a material adverse effect on the Company's existing operations and planned growth. (See Item 3 Risk Factors, The Company may require Additional Capital).

The Company’s total Revenues decreased in 2003 by $2,078,773 to $9,758,380. This decrease was largely caused by the reduction in membership sales of $1,906,633 compared to 2002. Other factors included the stagnation of the Company’s sales activities during the ongoing lawsuit with the former manager and employees in Ontario. Net Income increased in 2003 by $725,613 in large part to the amortization of over-accruals for un-collectable receivables, deferred interest and potential GST as reflected in a change in estimates.

Capital Resources

The Company's capital resources are comprised primarily of private investors (including members of management) who are either existing contacts of the Company's management, or who came to the attention of the Company through brokers, financial institutions and other intermediaries.

In 2005 gross cash flow from operations increased 3.7% to $ 2,966,897 with a net cash inflow from operations of $ 394,102, compared to gross cash flows of $2,859,910 with a net cash outflow from operations of $79,921 in 2004, and gross cash flow of $2,924,095 with a net cash outflow from operations of $174,990 in 2003.

In September of 2005 the company gained a credit facility with Caterpillar Financial Services Corporation for $3.0 million USD. This credit facility was increased to $3.9 million USD in October of 2006. The credit facility is available in United States Dollars with a floating interest rate set to the 30-day LIBOR rate. The Company does not currently hedge against foreign exchange or interest rate fluctuations.

The Company has utilized $667,965 during 2005 on the refit of the vessel and another $1,924,036 to October 31, 2006.

We believe that our cash and cash equivalents will be sufficient to meet our capital requirements for at least the next 12 months. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue one or more of our present operations.

The Company's access to capital is always dependent upon general financial market conditions. The Company has no agreements with Management, investors, shareholders or anyone else respecting additional financing at this time. Because of the nature of the Company's business,

(29)

there are no trends in the nature of its capital resources that could be considered predictable. To date, the Company's capital resources have consisted of the private issuance of common shares and convertible securities and a credit facility form Caterpillar Financial Services Corporation.

Quantitative and Qualitative Disclosures about Market Risk

The Company does not have any derivative financial instruments. The exposure to market risk is limited to interest and exchange rate sensitivity. The Company’s long term debt is denominated in US dollars with a floating exchange rate set to the LIBOR 30-day rate. These two risks are affected by changes in the general level of LIBOR and Canadian dollar exchange rates. The primary strategy of the Company’s borrowing activities is to preserve principal by keeping funds in US dollars and converting to Canadian dollars when required. The long term debt portfolio is subject to interest rate risk and will cost more in the event market interest rates increase. The Company does not currently hedge against foreign exchange or interest rate fluctuations.

C)	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The Company’s research and development expenses for the last three fiscal years have been limited to the development of its Internet e-commerce site. For fiscal years ended 2003, 2002, and 2001 the Company expended $ Nil, $ Nil, and $316,000 respectively, for expenses related to its e-commerce site.

D)	TREND INFORMATION

The Company is affected by the sales and marketing trends and uncertainties in the leisure-travel business.

On October 1, 2003 the United States federal governments “no call registry” went into effect. The new law allows consumers who do not wish to be “solicited” and receive telemarketing calls to register on the federal government’s nationwide list. The “no call list” is receiving millions of registrants. Management is unable to predict if a similar law will be introduced by Canadian governments, but considers the likelihood of similar legislation been introduced probable in the next few years. This law in Canada could effect the company’s operations and would result in a higher marketing cost, which could effect the profitability of the Company’s Snowbird Vacations Travel Club memberships sales.

Given the legal environment the Company and its agents must focus its efforts more heavily in direct mail, traditional media advertising and Internet based marketing. New advances in technology have allowed for marketing to large amounts of potential members at lower costs. Presently e-mail and direct marketing campaigns are been reviewed with media companies to further evaluate the potential opportunities of these new marketing methods for our product A significant trend reflected in our recent financial results is declining revenues. In fall of 2003 the Company as part of the judgment against the former Ontario Sales and marketing Licensee took back possession of the London Ontario Sales and marketing operations. The Company is attempting to reengage the sales and marketing process and can give no assurances as to the future successes.

In January of 2004, the Company entered into a Commission Agreement with 42260584 Canada Inc., for the operation of the Company’s London Ontario sales and marketing operations. 4226054 Canada Inc. took control of the offices and marketed the Company’s

(30)

Snowbird Vacations Travel Club Membership until September of 2004. In November of 2005 the principal of 42260584 Ontario Ltd entered into a Commission Agreement to market the Company’s Snowbird Vacations Travel Club Membership in the Barrie Ontario area. The Agreement with 1617165 Ontario Inc was terminated in March of 2005 and at this time no new memberships are actively been marketed in the Barrie Ontario area. In January of 2006 the Company acquired the members of an upstart Ontario Travel Club called Embassy Vacation Club. The members were offered to have their members serviced by the Company’s travel service provider Intravelnet Canada Ltd and the 110 of the Embassy Vacation Club members continue to do so.

Subsequently to 2005 the Company signed a Commission Agreement with 2094711 Ontario Limited to secure an office location to market Travel Club memberships in the greater Toronto Ontario area. The new office location in Pickering Ontario commenced operations In October 2006.

The Company can give no assurances that licensed marketing efforts will be successful in the future. In the alternative the Company is investigating other marketing efforts that differ from the previous traditional sales cycle.

As of October 31, 2006, the Company had sold or acquired 18,948 travel club memberships. Of the 18,948 memberships sold or acquired 6,663 are active, with 6,632 current and 102 in arrears in monthly membership dues or payments. The unit volume of new memberships of its vacation Travel Club memberships in 2005 was 311, in 2004 -268 memberships and 2003 - 504 memberships. The Company estimates the unit volume of new memberships of its vacation Travel Club memberships for the fiscal year 2006 to approximate 250. The mean average price of a membership sold was increased to $3,722 from $3,314 in 2004, and $2,207 in 2003. Should the marketing of Snowbird Vacations travel club memberships be through licensed agents a reduced average price of a membership would be realized by the Company. The Company is unable to project sales totals for 2006. Sales totals for 2005 were $990,645, 2004 - $763,665 and 2003 – 135,810.

Operating costs of the company have declined for the last three years (2005 - $4,227,789, 2004 - $5,229,932, 2003 - $6,343,338. Expenses decreased by 19.2% or $1,002,143 in 2005 due mainly as a result of the continued effects of the divesture of the sales and marketing operations and the operating costs associated with their operations.

With the increasing age of baby boomers we are anticipating growth of leisure and lifestyle opportunities. Given our history of membership based organizations and servicing, the company is actively investigating and test marketing travel services combined with health club services. The two combine are referred to as a “Resort Lifestyle” offering. The desire to travel coupled with the desire to physically enjoy an active lifestyle creates an opportunity to align two membership based businesses.

The Company believes it has taken, and will continue to take, the necessary steps to develop and provide service to its travel club members. The Company believes the implementation of necessary measures will allow the continued growth of the travel club with a corresponding reduction in operating costs while focusing on membership service and travel products

E)	OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements required to be disclosed in the Annual Report 20-F.

F)	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS:

(31)

The following table is a summary of our contractual obligations as of December 31, 2005:

	Payments due by period
		Less than			More than
Contractual Obligations	Total	1 year	1 - 3 years	3 - 5 years	5 years
Long-Term Debt Obligations	$1,324,990	$59,119	$197,600	$232,044	$836,227
Operating Lease Obligations	551,382	250,083	278,446	22,853	-
Purchase Obligations	-	-	-	-	-
Other Long Term Obligations	-	-	-	-	-
Total	$1,876,372	$309,202	$476,046	$254,897	$836,227

FORWARD LOOKING STATEMENTS

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future operation activities, growth and events or developments that the Company expects, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the tourism demand, market prices, government regulation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially form those projected in the forward-looking statements.

ITEM VI.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A)	DIRECTORS AND SENIOR MANAGEMENT

The names and municipality of residence of each of the directors and officers of the Company, the principal occupations in which each has been engaged during the immediately preceding five years, and their respective ownership of the Company's common shares as at the date herein, are as follows:

(32)

Name and Address	Date of Birth	Principal Occupation For the Past Five Years	Position Held
Daniel Clozza Vancouver, B.C. Canada	Feb. 9, 1960	Since September 1995, employed full- time by the Company.	President, CEO and Director since September 1995
Martin Tutschek Vancouver, B.C. Canada	May 24, 1960	Prior to joining the board in 2001, Business Development Manager for US operations of Trader Media. From 1996 – 2000 Circulation Director for North American Operations of Trader Media.	CFO and Director since August 2001

There are no family relationships between any directors or executive officers and any other director or executive officer. Each Director serves for a term of one year or until the next annual meeting of the shareholders at which Directors are elected and qualified.

B)	COMPENSATION

During the year ended December 31, 2003, the Company paid $ Nil, (2002 – Nil, 2001 - $264,341) in management fees and $114,827 – 2003, (2002 - $120,339, 2001, $95,625) in consulting fees to directors. The Company also reimbursed $156,321 –2003, (2002 - $138,802, 2001 - $271,140) to directors for expenditures made on behalf of the Company.

The Company has no medical, extended medical, dental, pension, retirement, stock option, stock purchase plan or other similar benefits for directors or officers pursuant to any existing plan provided by, or contributed to by, the Company or its subsidiaries.

Directors and senior management are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with corporate matters pertaining to the Company. The Board of Directors may award special remuneration to any director or senior management undertaking any special services on behalf of the Company other than services ordinarily required of a director or senior management

C)	BOARD PRACTICES

The Board of Directors meets formally approximately 6 to 8 times per year on an as needed basis to deal matters relating to the Company. Each Director serves for a term of one year or until the next annual meeting of the shareholders at which Directors are elected and qualified. The Company's last annual general meeting was held on June 13, 2006 and the next meeting will be held subject to Board approval as specified in the Registrant's Articles. The Registrant's executive officers are appointed by and serve at the pleasure of the Board of Directors.

Audit Committee

The Company’s Audit Committee is composed of three individuals including one former director and one present director. The Audit Committee members of the Company at October 31, 2006 are Michael Parsonson, Hendrik Van der Walt, Dave Ashby and Martin Tutschek. The committee is responsible for reviewing the Company’s financial reporting procedures, internal controls, and the performance of the Company’s external auditors. The committee is also responsible for reviewing the annual financial statements prior to their approval by the Board of Directors. The Board is in the process of adopting a charter for the Audit Committee.

(33)

Compensation Committee

The Company does not have a Compensation Committee.

D)	EMPLOYEES

The following is a breakdown of Company employees as at October 31, 2006 and for the years ended December 31st, 2005, 2004, 2003:

	October 31, 2006	2005	2004	2003
Administrative Staff	10	11	10	12
Customer Service Representatives	16	19	28	30
Sales Personnel	-	-	-	-
IT / e-Commerce Personnel	1	1	1	1

E)	SHARE OWNERSHIP OF MANAGEMENT

The following table sets forth the share ownership of management as of October 31, 2006:

Name and Address	Number of Shares	Percent of Class
Daniel Clozza, Vancouver, B.C. Canada	1,810,000	38.97
Martin Tutschek, Vancouver, B.C. Canada	508,000	10.94

Note: Does not include options owned by directors or officers. Options are disclosed below.

Incentive Share Purchase Plan

The registrant had no Incentive Share Purchase Plan or Stock Option Plan during 2003 and as of October 31, 2006.

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

In 2002, 2,810 (2001 – 155,000) common shares were issued under the Purchase Plan relating to subscriptions received during 2001. Accordingly, no value (2001 - $65,115) was assigned to the 2002 issuance of shares previously subscribed for under the Purchase Plan As at October 31, 2006, there were no employee or management incentive options outstanding.

Warrants

There are no warrants outstanding.

(34)

Other Dilutive Elements

All convertible debentures totaling $53,887 issued prior to 2003 are fully matured as of December 31, 2002. The debentures carry a rate of interest of eight percent per annum payable semi-annually. The conversion feature of the debenture allows for the debenture holders to convert his capital at a rate of $6.00 US to $12.50 US per share. The Company would have 4,622 shares issued if 100% of the debentures were to be converted. During 2003, $5,571 (2002-$20,571, 2001- $8,400) of convertible debentures was repaid. There were no conversions during 2003, 2002, or 2001.

During 2003 the Company issued convertible debentures in the amount of $124,510 to officers, directors and shareholders of the company. The debentures carry a rate of interest of ten percent per annum payable semi-annually. The conversion feature of the debentures allows for the debenture holders to convert their capital at a rate of $0.03 CDN per share. The debentures were not secured by general mortgage on the Registrants assets. The conversion privilege to convert to common shares was ratified by shareholders at the Annual General Meeting June 2, 2004.

Subsequent to the year-end December 31, 2003 the debenture holders converted all of the amounts outstanding resulting in the issuance of 4,060,000 shares of the Registrants common shares.

Conflicts of Interest

Certain of the Company's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest rises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. It may occur that a particular company will assign all or a portion of its interest in a particular asset to another of these companies due to the financial position of the company making the assignment. In accordance with the Company Act (Ontario), the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will acquire a particular asset, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

ITEM VII.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A)	MAJOR SHAREHOLDERS

The information as to shares beneficially owned, not being within the knowledge of the Company, has been furnished by the respective individuals. The Company’s major shareholders do not have different voting rights. There are no arrangements known to the Company which, may at a subsequent date result in a change n control of the Company.

The following persons hold, of record or beneficially, directly or indirectly, or are known by the Company to own beneficially, directly or indirectly, more than 5% of the issued shares of the Company as at June 30, 2004:

(35)

		Amount	Percentage
Title of Class	Identity of Person or Group	Owned	of Class
Common shares N.P.V.	Daniel Clozza.	1,810,000	35.18
Common shares N.P.V.	Michael Parsonson	810,000	15.74
Common shares N.P.V.	Jay Howser	515,000	10.01
Common shares N.P.V.	Martin Tutschek	508,000	9.87
Common shares N.P.V.	Jackie Dawydiuk	500,000	9.71

There has been a significant change in the issued common shares of the Registrant from January 1 to June 30, 2004. A total of 4,360,000 common shares of the company have been issued during this time as a result of the exercising of a conversion privilege on certain debentures. This has resulted in the following notable changes in percentage ownership held.

		Prior	Present
Title of Class	Identity of Person or Group	Percentage	Percentage
Common shares N.P.V.	Daniel Clozza.	35.18	39.00
Common shares N.P.V.	Michael Parsonson	15.74	18.43
Common shares N.P.V.	Jay Howser	10.01	0.32
Common shares N.P.V.	Martin Tutschek	9.87	10.94
Common shares N.P.V.	Jackie Dawydiuk	9.71	10.76

The Company is not owned or controlled, directly or indirectly, by another corporation or by any foreign government.

B)	RELATED PARTY TRANSACTIONS

Except as described below and as noted earlier herein, no executive officer or senior management of the Registrant, nor any spouse, relative, associate or affiliate of the foregoing persons, has any interest in any material transactions which occurred during the Company's last three fiscal years and involved the Registrant or any of its subsidiaries; or any presently proposed transaction involving the Registrant or any of its subsidiaries.

During 2003 the Company issued convertible debentures in the amount of $124,510 to officers, directors and shareholders of the company. The debentures carry a rate of interest of ten percent per annum payable semi-annually. The conversion feature of the debentures allows for the debenture holders to convert their capital at a rate of $0.03 CDN per share. The debentures were not secured by general mortgage on the Registrants assets. The conversion privilege to convert to common shares was ratified by shareholders at the Annual General Meeting June 2, 2004. Subsequent to the year-end December 31, 2003 the debenture holders converted all of the amounts outstanding resulting in the issuance of 4,060,000 shares of the Registrants common shares.

Subsequent to the year end December 31, 2005 in April of 2006 a motor vessel was disposed of for 500,000 common shares of the Company for submission to treasury at a cost of $350,000 resulting in no gain or loss on the purchase and sale of the asset

During the year ended December 31, 2003, the Company paid $ Nil, (2002 – Nil, 2001 - $264,341) in management fees and $114,827 – 2003, (2002 - $120,339, 2001, $95,625) in consulting fees to directors. The Company also reimbursed $156,321 (2002 - $138,802, 2001 - $271,140) to directors for expenditures made on behalf of the Company.

(36)

Amounts due to shareholders during fiscal year 2003 were Nil.

Except as disclosed in the preceding discussion, we have not been a party to any transaction, proposed transaction, or series of transactions in which the amount involved exceeds $50,000, and in which, to our knowledge, any of our directors, officers, five percent beneficial security holder, or any member of the immediate family of the foregoing persons has had or will have a direct or indirect material interest.

Indebtedness to Company of Directors and Senior Management totaled.

No directors or senior management of the Company are indebted to the Company or have been indebted to the Company since the beginning of the last completed financial year of the Company other than as listed below. The Company reimburses Directors and Senior Management for expenses incurred in connection with Company’s ordinary course of business. To the extent these advances and expenses are offset, their exists an indebtedness to the Company of a net $1,680 as of December 31, 2003.

Interests of Experts and Counsel

Not applicable, filing as an annual report.

ITEM VIII.	FINANCIAL INFORMATION

A)	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

This Annual Report contains the consolidated financial statements for the Company for the fiscal years ended December 31, 2003, 2002 and 2001 which contain an Auditors’ Report dated August 16, 2004, Consolidated Balance Sheets as at December 31, 2003 and 2002, Consolidated Statements of Operations and Deficit, and Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001, and Notes to Consolidated Financial Statements.

Indebtedness to Company of Directors and Senior Management

No directors or senior management of the Company are indebted to the Company or have been indebted to the Company since the beginning of the last completed financial year of the Company other than as noted in ITEM VII. Major Shareholders and Related Party Transactions.

Legal or Arbitration Proceedings

As of the date hereof, the Company is not party to any active or pending legal proceedings initiated by it and, to the best of its knowledge, the Company is not subject to any active or pending legal proceedings or claims against it or any of its properties. However, from time to time, the Company may become subject to claims and litigation generally associated with any business venture. In addition, the operations of the Company are subject to risks of accident and injury, possible violations of other regulations and some of which cannot be covered by insurance or other risk reduction strategies. Since the Registrant is a Canadian corporation and the officers, directors and certain of the persons involved with the Company as professional advisors are resident in Canada, it may be difficult to effect service within the United States upon such persons or to realize on any judgment by a court of the United States which is predicated on civil liabilities under the 1933 Act. The Registrant's Canadian counsel have advised that there is doubt as to the enforceability in Canada, either in original actions or

(37)

through enforcement of United States judgments, of liabilities predicated solely upon violations of the 1933 Act or the rules and regulations promulgated thereunder.

Dividend Distribution Policy

The Registrant has not paid any cash dividends on its Common Stock and has no present intention of paying any dividends. The current policy of the Registrant is to retain earnings, if any, for use in operations and in the development of its business. The Board of Directors will determine the future dividend policy of the Registrant from time to time.

B)	SIGNIFICANT CHANGES

There has been a significant change in the issued common shares of the Registrant from January 1 to December 31, 2004. A total of 4,360,000 common shares of the company have been issued during this time as a result of the exercising of a conversion privilege on certain debentures. There has been a reduction in the number of issued common shares of the Registrant from January 1 to October 31, 2006. A motor vessel purchased from one of the directors in 2004, was disposed of in April 2006 for 500,000 common shares of the Company for submission to treasury at a cost of $350,000. This has resulted in a significant change of the largest shareholders positions as follows:

		Prior	Present
Title of Class	Identity of Person or Group	Percentage	Percentage
Common shares N.P.V.	Daniel Clozza.	35.18	39.00
Common shares N.P.V.	Michael Parsonson	15.74	18.43
Common shares N.P.V.	Jay Howser	10.01	0.32
Common shares N.P.V.	Martin Tutschek	9.87	10.94
Common shares N.P.V.	Jackie Dawydiuk	9.71	10.76

During 2003 the Registrant incorporated a wholly owned subsidiary in the Province of Ontario: Intravelnet Limited. As required by Ontario legislation specifically relating to travel, the new entity incorporated and domiciled in Ontario was created to handle the Ontario travel club business for the Ontario members. Subsequent to December 31, 2003 the sole director of Intravelnet Inc. resigned and a replacement has yet to be found. Given the circumstances management has instructed the new Ontario Corporation Intravelnet Limited to handle servicing all travel Club members. It is unknown at this time as to the future status of Intravelnet Inc. It is highly unlikely that the Registrant as the parent company will recoup inter-company loans and advances made to Intravelnet Inc over the last several years totaling approximating $4.4 million. The financial statements as presented are consolidated statements. All significant inter-company balances and transactions have been eliminated.

ITEM IX.	THE OFFER AND LISTING

A)	PRICE RANGE AND VOLUME OF SHARES OF COMMON STOCK

The following table sets forth the price ranges of the Registrant’s shares when listed on the on the OTCBB and the Pink Sheet Exchange for each of the most current five years, each of the quarters for the most current two years and each of the most current six months: For the five most recent full financial years, the annual high and low market prices for the Company’s common stock were as follows (US dollar figures):

	2005	2004	2003	2002	2001
High	$1.00	1.85	2.40	1.75	0.63
Low	$0.17	0.15	0.07	0.01	0.04

(38)

For the two most recent full financial years, the high and low market prices for each full financial quarter for the Company’s common stock were as follows (US dollar figures):

		2005				2004
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
High	$1.00	0.51	0.50	0.50	$1.85	0.90	0.29	0.20
Low	$0.17	0.25	0.25	0.65	$0.15	0.15	0.17	0.15

For the two most recent six months, the high and low market prices for each month for the Company’s common stock were as follows (US dollar figures):

			2006						2005
	Nov	Oct	Sept	Aug	July	June	May	Apr	Mar	Feb	Jan	Dec
High	$2.50	3.00	1.80	1.75	1.10	1.10	1.10	0.80	0.50	0.50	0.50	0.50
Low	$1.90	1.65	1.70	1.35	1.00	1.00	0.60	0.40	0.25	0.30	0.25	0.25

B)	PLAN OF DISTRIBUTION

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C)	MARKETS

As of October 31, 2006 the shares of Forum National Investments Ltd. are publicly traded on the Pink Sheets Exchange under the trading symbol FMNIF CUSIP Number 3498450 10 7. The nature and extent of principal non-United States trading market is approximately 83.5% of all outstanding securities, which are held outside the United States and approximately 16.5% of all outstanding securities are held within the United States as of October 31, 2006. The share price has traded at a high of $3.00 USD in 2006 and a low of $0.01 USD in 2002.

D)	SELLING SHAREHOLDERS

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

E)	DILUTION

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

F)	EXPENSES OF THE ISSUE

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

(39)

ITEM X.	ADDITIONAL INFORMATION

A)	SHARE CAPITAL

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

B)	MEMORANDUM AND ARTICLES OF INCORPORATION

The information called for by this item is contained in an Exhibit to the Company’s Registration Statement on form 20-F filed with the Commission November 3, 1998 and Exhibits filed herewith. In particular:

1. The Company’s Memorandum and Articles are on file with the Office of the British Columbia Registrar of Companies under Certificate of Incorporation No. 504791. The Registrant was continued into the province of Ontario November 12, 1997. The Company’s Memorandum and Articles are on file with the Office of the Ontario Registrar of Companies under Articles of Continuance No. 1264549. Under the provisions of the Ontario Business Corporations Act, the Company has the power and capacity of a natural person, there are no restrictions in the Company’s memorandum, on the business that the Company can carry on nor on the powers the Company can exercise.

2. Article 4.19 of the Company’s articles sets out the circumstances whereby a director must not vote on a proposal, arrangement or contract in which the director is materially interested, article 4.20 sets out the directors’ powers to determine their compensation, Part 3 of the Company’s articles outlines the Company’s borrowing powers exercisable by the directors and article 4.2 sets out that no shares are required to be held for director’s qualification.

3. The Company’s common shares rank equally as to dividend rights, voting rights, rights to share in the Company’s profits and liquidation rights. The Company’s common shares are not, under the Company’s memorandum and articles, subject to redemption or sinking fund provisions, liability to further capital calls, nor any provisions discriminating against any existing or prospective holder of such shares as a result of such shareholder owning a substantial number of shares.

4. To the Company’s knowledge, there are no conditions imposed by the memorandum and articles of the Company governing changes in the rights of holders of stock.

5. Section 10 of the Company’s articles together with applicable corporate and securities laws contain the conditions governing the manner in which annual and extraordinary general meetings of shareholders are called including Notice of Meeting/Proxy Solicitation requirements. Part 10 of the Company’s articles deals with proceedings at such meetings including quorum requirements.

6. To the Company’s knowledge, there are no limitations on the rights to own securities.

7. There are no provisions of the Company’s memorandum or articles that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.

8. There are no bylaw provisions governing the ownership threshold above which shareholder ownership must be disclosed.

9. There are no conditions imposed by the memorandum and articles of the Company governing changes in the capital of the Company that are more stringent than is required by law.

(40)

C)	MATERIAL CONTRACTS

On October 14, 2003 Forum obtained judgment by way of Settlement Agreement in the Ontario Superior Court of Justice. Forum had filed suit against former employees and agents and shareholders of the company: Remo Lorenzetto, Walter Verbetic, 1508812 Ontario Inc., Family Vacation Centers Ltd., Snowbird Sales & Marketing Inc. and 849092 Alberta Ltd. et al. The suit had alleged breach of contract, breach of fiduciary duty, and further, That the defendants had engaged in a pattern of misconduct aimed at destroying Forum's relationship with its Snowbird Travel Club members and fundamentally undermining the viability of Forum's business operations.

The Defendants to the Ontario Action (the "FVC Defendants"), and as applicable, their officers, directors, shareholders, agents, servants, employees, successors, assigns and those in privity with or controlled by the FVC Defendants, will not, directly or indirectly:

solicit existing members of Forum's Snowbird Travel Club in any manner and by any means to cancel their memberships in the Snowbird Travel Club and/or to convert their memberships in the Snowbird Travel Club to memberships in any travel club operated or represented by the Defendants;

make any vacation or travel bookings for members of the Snowbird Travel Club;

solicit members of the Snowbird Travel Club to cash-in promissory notes executed in favor of Forum by those members;

represent themselves in any manner and by any means as the successor to the Snowbird Travel Club, Snowbird Vacations or Snowbird Vacations International;

represent themselves in any manner and by any means, including on the Family Website as hereinafter defined, as being the authorized representative(s) of Forum or the Snowbird Travel Club, Snowbird Vacations or Snowbird Vacations International.

The FVC Defendants will delete from their website at www.familyvacationcenters.com (the "Family Website") all references to Forum, the Snowbird Travel Club, Snowbird Vacations or Snowbird Vacations International.

Until February 21, 2004, the FVC Defendants will post on the Family Website a statement advising those persons visiting the Family Website that the Defendant Family Vacation Centers Ltd. ("Family") is not associated with the Snowbird Travel Club, Snowbird Vacations or Snowbird Vacations International, and directing those Snowbird Travel Club members who may visit the Family Website to Forum's Internet website at www.snowbirdvacations.com and to Forum's toll free and local telephone numbers.

The FVC Defendants will direct all telephone and other inquiries from Snowbird Travel Club members to Forum's local office at Suite 202, 148 York Street, London, Ontario N6A 1A9, Telephone: 519-433-1060, fax: 519-433-1056, toll-free: 1-866-261-8199.

The FVC Defendants will deliver to Forum, all documents in the FV Defendants' power, possession or control which relate to the sale of Snowbird Travel Club memberships by the FVC Defendants or as applicable, their officers, directors, shareholders, agents, servants, employees, successors, assigns and those in privity with or controlled by the FVC Defendants, including original contracts with Snowbird Travel Club members, original promissory notes (the "Promissory Notes") executed after March 1, 2002 by members of Forum's travel club which, on their face, are stated to be held by any of Forum, Intravelnet.com, Snowbird Vacations International, Snowbird Vacations or either Snowbird Marketing or 1508812 Ontario Inc. as agent for any of the foregoing, membership lists and membership data in respect of the

(41)

Snowbird Travel Club, and Forum's sales, marketing and service manuals in respect of the Snowbird Travel Club.

Forum has the right to request that an independent investigation be conducted, at its cost, of the documents that the FVC Defendants were obligated to or did deliver pursuant to this judgment, The FVC Defendants will co-operate in that investigation and make available to the investigator the records which the investigators advise are relevant to their work. If the investigators determine that the FVC Defendants, or any of them, have failed to deliver any of the Promissory Notes to Forum, the FVC Defendants will immediately deliver those Promissory Notes (the "Withheld Promissory Notes") to Forum. If the investigators further determine that after August 21, 2003, the FVC Defendants, or any of them, received any monies pursuant to the Withheld Promissory Notes, or received any other monies from the makers of the Withheld Promissory Notes after that date, and if the total of the monies so received exceeds $5,000, the FVC Defendants will pay Forum two times the amount of monies so received by the FVC Defendants, or any of them.

The FVC Defendants, and as applicable, their officers, directors, shareholders, agents, servants, employees, successors, assigns and those in privity with or controlled by the FVC Defendants, will not use the former telephone and facsimile numbers.

The FVC Defendants are not to receive any monies from members of Forum's travel club. The FVC Defendants are to immediately account to Forum for all monies that they have received from members of Forum's travel club since May 12, 2003.

The FVC Defendants are to reimburse members of Forum's travel club for the amounts that the FVC Defendants have received from those members since May 12, 2003, to the extent that those members have not already been compensated as at August 21, 2003. The amounts reimbursed are to include bank charges incurred by the members to the extent that Forum has been advised of those charges by the members and has advised the FVC Defendants. All reimbursements are to flow through Forum.

All monies (the "Fees") payable pursuant to the promissory notes (the "Promissory Notes") executed after March 1, 2002 by members of Forum's travel club which, on their face, are stated to be held by any of Forum, Intravelnet.com, Snowbird Vacations International, Snowbird Vacations or either Snowbird Marketing or 1508812 Ontario Inc. as agent for any of the foregoing, are to be paid to and received by Forum. It is estimated by Remo Lorenzetto that the face amount of the Promissory Notes is approximately $ 669,216 (CDN.)

The FVC Defendants and all other Applicants to the case will deliver up to Forum for cancellation all share certificates of Forum in which he, she or it has a beneficial or legal interest estimated to be 300,000. Each of them will execute a statutory declaration, in a form prepared by counsel for Forum, declaring that:

the shares being returned are all of the shares of Forum in which the declarant has any legal or beneficial interest;

the declarant has no interest in any option or warrant to acquire additional shares of Forum;

that the declarant has not transferred, sold or encumbered the declarant's interest in the shares of Forum in which the declarant has any legal or beneficial interest;

in the case where the declarant is unable to locate any of the share certificates of Forum in which the declarant has a legal or beneficial interest, that the share certificates of Forum in which the declarant has a legal or beneficial interest have been lost or destroyed, that the declarant requires that they be cancelled and that the shareholders register and other corporate records of Forum be amended to reflect that cancellation;

(42)

That the declarant will indemnify Forum in respect of any damages or costs that Forum might incur in the event that some other party claims any interest in the share certificates being returned or to which paragraph 18(d), above, pertains. The declarant will execute an indemnification of Forum on these terms.

As of October 31, 2006 the certificates had not been delivered up to Forum.

On January 1, 2004, the Company entered into a Commission Agreement with 4226054 Canada Inc., for the operation of the Company’s London Ontario sales and marketing operations.

In November of 2005 the principal of 4226054 Ontario Ltd entered into a Commission Agreement to market the Company’s Snowbird Vacations Travel Club Membership in the Barrie Ontario area. The Commission Agreement with 1617165 Ontario Inc was terminated in March of 2005 and at this time no new memberships are actively been marketed in the Barrie Ontario area.

In September of 2005, the Company secured a credit facility with Caterpillar Financial Services for up to $3 million USD. The Company in October of 2006 had the credit facility increased to $3.9 million USD

In January of 2006 the Company signed a Commission Agreement with 2094711 Ontario Limited to secure an office location to market Travel Club memberships in the greater Toronto Ontario area. The new office location in Pickering Ontario commenced operations In October 2006.

In April of 2006 the motor vessel was disposed of for 500,000 common shares of the Company for submission to treasury at a cost of $350,000 resulting in no gain or loss on the transaction.

D)	EXCHANGE CONTROLS

There are no governmental laws, decrees or regulations in Canada restricting the import or export of capital or affecting the remittance to the United States of interest, dividends or other payments to non-resident holders of our shares. However, the payment or crediting of interest or dividends to United States residents may be subject to applicable withholding taxes at a rate prescribed by the Income Tax Act (Canada) and modified by the provisions of the Canada-United States Income Tax Convention, 1980 (see commentary in the section entitled “Taxation” below).

Except as provided in the Investment Canada Act (the “ICA”), there are no limitations under the laws of Canada, the Province of Ontario or in our Memorandum or Articles on the right of foreigners to hold and/or vote the shares of our capital stock.

The ICA has application where a “non-Canadian” individual or entity or controlled group of entities proposes to make an investment to acquire control of a Canadian business enterprise, either directly or indirectly, by way of purchase of voting shares of a corporation or of substantially all of the assets used in the Canadian business enterprise. An investment to acquire voting shares of a corporation is deemed to be an acquisition of control where more than one-half of the voting shares are acquired. An acquisition of less than one-third of the voting shares of a corporation is deemed not to be an acquisition of control and an acquisition of between one-third and one-half of the voting shares of a corporation is presumed to be an acquisition of control unless it can be established that the acquisition does not in fact result in control of the corporation by the investor.

(43)

An investment to acquire control of a Canadian business enterprise, the gross assets of which exceed certain thresholds, must be reviewed and approved under the ICA before implementation. An investment to acquire control of a Canadian business enterprise, the gross asset value of which falls below these threshold amounts, is one in respect of which notification must be given under the ICA although approval is not required prior to implementation of the investment.

Specific investment thresholds apply to investors of the United States. The investment threshold for a direct acquisition of control has been established at Cdn$250 million for 2005 and no review is required for an indirect acquisition of control. Each year the direct acquisition investment threshold is adjusted for inflation.

E)	TAXATION

Canadian Federal Income Tax Considerations

The following is a general discussion of the material Canadian federal income tax consequences applicable to a holder of our common shares who is a resident of the United States and who is not, and is not deemed to be, a resident of Canada, who holds such common shares as capital property and who does not use or hold such common shares in carrying on a business in Canada (a “Non-Resident Holder”).

This summary is based on the current provisions of the Income Tax Act (Canada) and regulations thereunder (the “ITA”) and all specific proposals to amend the ITA publicly announced prior to the date hereof by the Minister of Finance (Canada) and the current administrative practices of the Canada Revenue Agency. It has been assumed that all specific proposals to amend the ITA will be enacted in substantially their present form and that no other relevant amendments to the ITA will come into force. However, no assurance can be given to this effect. Except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations which may differ from those described herein. See “United States Federal Income Tax Consequences” below.

This summary is not exhaustive of all possible Canadian federal income tax consequences to all Non-Resident Holders and in particular will not be applicable where the Non-Resident Holder is a non-resident insurer carrying on an insurance business in Canada in respect of which our common shares are held or used in Canada. Nor should these comments be interpreted as legal or tax advice to any particular Non-Resident Holder, each of whom should consult their own tax advisors with respect to their particular circumstances.

Dividends

Dividends (including deemed dividends) paid or credited on our common shares to a NonResident Holder will be subject to withholding tax in Canada. The Canada-United States Income Tax Convention, 1980, as amended (the “Treaty”) provides that the normal 25% rate of withholding tax on the gross amount of such dividends is reduced to 15% if paid to a resident of the United States. The Treaty provides for a further reduction of the withholding tax rate to 5% if the beneficial owner of such dividends is a company (any entity which is treated as a body corporate for purposes of the ITA) which is a resident of the United States and which owns at least 10% of our voting stock.

(44)

Capital Gains

A Non-Resident Holder will not be subject to tax under the ITA in respect of a capital gain realized upon the disposition or deemed disposition (such as would arise on the death of an individual Non-Resident Holder) of a common share unless such share is “taxable Canadian property” to the Non-Resident Holder. A common share in the capital of our company will be taxable Canadian property to a Non-Resident Holder if (i) at any time during the five year period ending at the time of disposition of such share, the NonResident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, or the Non-Resident Holder together with all such persons owned (or had an option to acquire) 25% or more of the issued shares of any class or series of our capital stock; or (ii) the Non-Resident Holder elected under the ITA to treat such common shares as taxable Canadian property upon ceasing to be a resident of Canada prior to October 2, 1996.

However, under the Treaty, a Non-Resident Holder to whom our common shares represent taxable Canadian property will not be liable to tax in Canada in respect of a capital gain realized on the disposition of such shares unless: the value of such shares is derived principally from real property situated in Canada (including mineral properties in Canada and rights in relation thereto), or the Non-Resident Holder was a resident of Canada for 120 months during any period of 20 consecutive years preceding the disposition of such shares and was a resident of Canada at any time during the 10 years immediately preceding such disposition and owned such shares (or property for which such shares were substituted) at the time the Non-Resident Holder ceased to be a resident of Canada.

U.S. Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of our common shares (“Common Shares”).

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (“IRS”), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on

(45)

Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Annual Report. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own, directly or indirectly, 10% or more, by voting power or value, of our outstanding shares. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

If an entity that is classified as partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such

(46)

partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares. (See “Taxation—Canadian Federal Income Tax Considerations” above).

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current or accumulated “earnings and profits.” To the extent that a distribution exceeds our current and accumulated “earnings and profits,” such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares. (See more detailed discussion at “Disposition of Common Shares” below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2009, a dividend paid by us generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) we are a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such Common Shares will not be entitled to receive such dividend).

We generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) we are incorporated in a possession of the U.S., (b) we are eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S. However, even if we satisfies one or more of such requirements, we will not be treated as a QFC if we are a “passive foreign investment company” (as defined below) for the taxable year during which we pay a dividend or for the preceding taxable year. In 2003, the U.S. Department of the Treasury (the “Treasury”) and the IRS announced that they intended to issue Treasury Regulations providing procedures for a foreign corporation to certify that it is a QFC. Although these Treasury Regulations were not issued in 2004, the Treasury and the IRS have confirmed their intention to issue these Treasury

(47)

Regulations. It is expected that these Treasury Regulations will obligate persons required to file information returns to report a distribution with respect to a foreign security issued by a foreign corporation as a dividend from a QFC if the foreign corporation has, among other things, certified under penalties of perjury that the foreign corporation was not a “passive foreign investment company” for the taxable year during which the foreign corporation paid the dividend or for the preceding taxable year.

As discussed below, we do not believe that we were a “passive foreign investment company” for the taxable year ended December 31, 2005, and we do not expect that we will be a “passive foreign investment company” for the taxable year ending December 31, 2006. (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders” below). However, there can be no assurance that the IRS will not challenge our determination concerning our “passive foreign investment company” status or that we will not be a “passive foreign investment company” for the current or any future taxable year. Accordingly, although we anticipate that we may be a QFC, there can be no assurances that the IRS will not challenge the determination made by us concerning our QFC status, that we will be a QFC for the current or any future taxable year, or that we will be able to certify that we are a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

If we are not a QFC, a dividend paid by us to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Dividends Received Deduction

Dividends paid on the Common Shares generally will not be eligible for the “dividends received deduction.” The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules. (See more detailed discussion at “Foreign Tax Credit” below).

(48)

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations. For a U.S. Holder that is an individual, estate, or trust, capital losses may be used to offset capital gains and up to U.S.$3,000 of ordinary income. An unused capital loss of a U.S. Holder that is an individual, estate, or trust generally may be carried forward to subsequent taxable years, until such net capital loss is exhausted. For a U.S. Holder that is a corporation, capital losses may be used to offset capital gains, and an unused capital loss generally may be carried back three years and carried forward five years from the year in which such net capital loss is recognized.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income,” “high withholding tax interest,” “financial services income,” “general income,” and certain other categories of income). Dividends paid by us generally will constitute “foreign source” income and generally will be categorized as “passive income” or, in the case of certain U.S. Holders, “financial services income.” However, for taxable years beginning after December 31, 2006, the foreign tax credit limitation categories are reduced to “passive income” and “general income” (and the other categories of income, including “financial services income” are eliminated). The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its

(49)

own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If we are a “controlled foreign corporation” or a “passive foreign investment company” (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Controlled Foreign Corporation

We generally will be a “controlled foreign corporation” under Section 957 of the Code (a “CFC”) if more than 50% of the total voting power or the total value of our outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of our outstanding shares (a “10% Shareholder”).

If we are a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder’s pro rata share of our “subpart F income” (as defined in Section 952 of the Code) and (b) such 10% Shareholder’s pro rata share of our earnings invested in “United States property” (as defined in Section 956 of the Code). In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of our “earnings and profits” that are attributable to such Common Shares. If we are both a CFC and a “passive foreign investment company” (as defined below), we generally will be treated as a CFC (and not as a “passive foreign investment company”) with respect to any 10% Shareholder.

We do not believe that we have has previously been, or currently is, a CFC. However, there can be no assurance that we will not be a CFC for the current or any future taxable year.

Passive Foreign Investment Company

We generally will be a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of our gross income for such taxable year is passive income or (b) 50% or more of the assets held by us either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if we are not publicly traded and either are a “controlled foreign corporation” or makes an election). “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and assets test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, we will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by us from a “related person” (as defined in Section 954(d)(3) of the Code),

(50)

to the extent such items are properly allocable to the income of such related person that is not passive income.

If we are a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat us as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any “excess distribution” (as defined in Section 1291(b) of the Code) paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, a U.S. Holder that makes a QEF Election generally will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) our “net capital gain,” which will be taxed as long-term capital gain to such U.S. Holder, and (b) our “ordinary earnings,” which will be taxed as ordinary income to such U.S. Holder. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which we are a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by us.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are “marketable stock” (as defined in Section 1296(e) of the Code). A U.S. Holder that makes a Mark-to-Market Election will include in gross income, for each taxable year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will, subject to certain limitations, be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Common Shares over (b) the fair market value of such Common Shares as of the close of such taxable year.

We do not believe that we were a PFIC for the taxable year ended December 31, 2005, and we do not expect that we will be a PFIC for the taxable year ending December 31, 2006. There can be no assurance, however, that the IRS will not challenge our determination concerning its PFIC status or that we will not be a PFIC for the current or any future taxable year.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

(51)

F)	DIVIDENDS AND PAYING AGENTS

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

G)	STATEMENTS BY EXPERTS

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

H)	DOCUMENTS ON DISPLAY

Any documents referred to in this document may be inspected at the head office of the Company, #180A – No 2 Road, Richmond, British Columbia, Canada, V7E 2G1 during normal business hours.

I)	SUBSIDIARY INFORMATION

There is no information relating to the Registrant’s subsidiaries which must be provided in Canada and which is not otherwise called for by the body of generally accepted accounting principles used in preparing the consolidated financial statements.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a public company incorporated and domiciled under the laws of Canada. A majority of our directors and executive officers are residents of countries other than the United States. Furthermore, all or a substantial portion of their assets and our assets are located outside the United States. As a result, it may not be possible for you to:

effect service of process within the United States upon any of our directors and executive officers or on us; or

enforce in U.S. courts judgments obtained against any of our directors and executive officers or us in the U.S. courts in any action, including actions under the civil liability provisions of U.S. securities laws;

enforce in U.S. courts judgments obtained against any of our directors and senior management or us in courts of jurisdictions outside the United States in any action, including actions under the civil liability provisions of U.S. securities laws; or

to bring an original action in an Australian court to enforce liabilities against any of our directors and executive officers or us based upon U.S. securities laws.

You may also have difficulties enforcing in courts outside the United States judgments obtained in the U.S. courts against any of our directors and executive officers or us, including actions under the civil liability provisions of the U.S. securities laws.

ITEM XI.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company has no financial instrument about which disclosure of quantitative or qualitative market risk exposure is required.

ITEM XII	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

(52)

PART II

ITEM XIII	DEFAULTS, DIVIDENDS, ARREARS AND DELINQUENCIES

There has not been a material default in the payment of principal, interest, a sinking fund or purchase fund installment, or any other material default not cured within thirty days, relating to indebtedness of the Company. There are no payments of dividend by the Registrant in arrears, nor has there been any other material delinquency relating to any class of preference shares of the Registrant.

ITEM XIV	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material modification to the rights of security holders

There have been no material modifications to the rights of security holders during the most current fiscal year.

Use of proceeds

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM XV	CONTROLS AND PROCEDURES

Evaluation and disclosure controls and procedures

Under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of a date (the “Evaluation Date”) being December 31, 2003. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or the Company’s consolidated subsidiaries) required to be included in the Company’s SEC filings.

Changes in internal controls over Financial reporting

There were no significant changes made in the Company’s internal controls or, to the Company’s knowledge, in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Management, including our Chief Executive Officer and Chief Financial Officer, do not expect that our disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the

(53)

individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detect.

XVI	AUDIT COMMITTEE FINANCIAL EXPERT

A)	Audit Committee Financial Expert

The Registrant has an Audit Committee established by the Board of Directors. Our board has determined that we do not have a financial expert serving on our audit committee as defined by Item 401(h) of Regulation S-K of the Exchange Act.

We believe that the combined knowledge, skills and experience of the members of our Audit Committee enables them, as a group, to act effectively in the fulfillment of their tasks and responsibilities, including those under the Sarbanes-Oxley Act of 2002, without appointing a member who would qualify as an audit committee financial expert

B)	Code of Ethics

We have adopted a code of ethics for our Chief Executive Officer, principal financial officer, principal accounting officer, controller and other persons performing similar functions. Our code of ethics complies with the SEC rules. The code of ethics addresses the following: honest and ethical conduct, including handling of corporate opportunities and conflicts of interest; full, fair, accurate, timely and quality public disclosure filed with the SEC and otherwise publicly made by us; compliance with applicable the laws and regulations; prompt internal reporting of violations of the code of ethics; and accountability for adherence to the code of ethics; There have been no waivers to the code of ethics as of the date of this report.

C)	Principal Accountant Fees and Services

The independent auditors of the Company are the firm of SmytheRatcliffe Chartered Accountants, located at 7th Floor Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8.

For the years ended December 31, 2003 and 2002, the Registrant was invoiced by SmytheRatcliffe and KPMG, the Company's independent auditors, for audit fees, audit-related fees, tax fees and all other fees as set forth below:

(54)

	Year Ended December	Year Ended December
	31, 2003	31, 2002
Audit fees (1)	41,000	124,120
Audit – related fees	-
Tax fees	-	44,512
All other fees	-
Total	41,000	168,632

(1) "Audit Fees" represent fees for the audit of the Company's annual financial statements, and review in connection with the Company's statutory and regulatory filings.

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services to be provided by SmytheRatcliffe. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review and attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service. The Audit Committee approved all of the engagements and fees during the year ended December 31, 2003. The Audit Committee reviews with SmytheRatcliffe whether the non-audit services to be provided are compatible with maintaining the auditors' independence. The Board has determined that, beginning with January 1, 2004, fees paid to the independent auditors for non-audit related services in any year will not exceed the fees paid for audit services during the year. Permissible non-audit services will be limited to fees for tax services, accounting assistance or audits in connection with acquisitions, and other services specifically related to accounting or audit matters such as registration statements filings or private placements or public offerings.

D)	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

E)	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM XVII	FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item XIX hereof and filed as part of this Annual Report. Included are audited consolidated balance sheets as at December 31, 2003 and 2002, and the consolidated statements of operations and deficit and cash flows for each of the years ended December 31, 2003, 2002 and 2001, including the Auditors’ Report to Shareholders.

These financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars. Such financial statements have been reconciled to U.S. GAAP (see note 21 therein). For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see “Item III - Key Information, Selected Financial Data – Exchange Rate Data”.

ITEM XVIII	FINANCIAL STATEMENTS

Not applicable.

(55)

ITEM XIX.	EXHIBITS

Exhibits attached to this Form 20-F are as follows:

Financial Statements

(i)	Auditors’ Report dated August 16, 2004.
(ii)	Consolidated Balance Sheets as at December 31, 2003, 2002.
(iii)	Consolidated Statements of Operations and Deficit for the years ended December 31, 2003, 2002 and 2001.
(iv)	Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001.
(v)

Notes to the Consolidated Financial Statements for the years ended December 31, 2003, 2002 and 2001 Financial Statements Schedules are omitted because they are not applicable, not required or because the required information is included in the consolidated financial statement or notes thereto filed within.

(56)

Exhibit	Description

1.1	Registered Incorporation Memorandum. (1).

1.2	Articles of Continuance into Ontario. (1).

1.3	Articles of Amendment, Change of Name. (1).

2b.1	Convertible Debentures for $124,510, issued September 2003. To be filed upon request.

4.1	Court Ordered Settlement by Ontario Superior Court, dated October 14, 2003. Filed herewith.

4.2	4226054 Canada Inc., Commissison Agreement dated Janaury 1, 2004. Filed herewith.

4.3	1617165 Ontario Inc., Commissison Agreement dated November 1, 2005. Filed herewith.

4.4	2094711 Ontario Limited, Commissison Agreement dated January 1, 2006 Filed herewith.

4.5	Loan Agreement, dated September 21, 2005. To be filed upon request.

4.5(i)	First Ammendment to Loan Agreement, dated October 21, 2005. To be filed upon request.

4.5(ii)	Second Ammendment to Loan Agreement, dated November 6, 2006. To be filed upon request.

8.1	List of Subsidiaries. Filed herewith.

11.1	Code of Ethics, dated January 1, 2003. Filed herewith.

12.1	Section 302 Certification of Chief Executive Officer, dated December 15 , 2006. Filed herewith.

12.2	Section 302 Certification of Chief Financial Officer, dated december 15, 2006. Filed herewith.

13.1	Section 906 Certification of Chief Executive Officer, dated December 15 , 2006. Filed herewith.

13.2	Section 906 Certification of Chief Financial Officer, dated december 15, 2006. Filed herewith.

(1) Previously Filed

(57)

(58)

December 22, 2004

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of the company have been prepared by management in accordance with Canadian generally accepted accounting principles, and contain estimates based on management's judgment. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the company's independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The company's independent auditors, SmytheRatcliffe Chartered Accountants, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the United States, and their report follows.

(signed) Martin Tutschek	(signed) Dan Clozza

Martin Tutschek Chief Financial Officer	Dan Clozza Chief Executive Officer

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Forum National Investments Ltd.
(Formerly inTravelnet.com Inc.)

Dated:	December 22, 2006	By:	/s/ Martin Tutschek
Martin Tutschek, Director

(59)

Consolidated Financial Statements
(Expressed in Canadian dollars)

FORUM NATIONAL INVESTMENTS LTD.
(Formerly inTRAVELnet.com inc.)

Year ended December 31, 2003, 2002 and 2001

REPORT OF INDEPENDENT AUDITORS

TO THE SHAREHOLDERS OF FORUM NATIONAL INVESTMENTS LTD.

We have audited the consolidated balance sheet of Forum National Investments Ltd. (formerly inTRAVELnet.com) as at December 31, 2003 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Canada and the standards of the Public Company Accounting Oversight Board [United States of America]. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financing statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in Canada. Accounting principles generally accepted in Canada differ in certain significant respects from accounting principles generally accepted in the United States of America and are discussed in note 22 to the consolidated financial statements.

Comparative figures as at December 31, 2002 and for the year then ended were audited by other auditors and have been restated to reflect the retroactive changes in accounting policy described in note 2 of these financial statements.

Chartered Accountants

/s/ SmytheRatcliffe

Vancouver, Canada
August 16, 2004, except for note 22 which is as of December 22, 2006

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors requires the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 3 to the consolidated financial statements. Our report to the shareholders dated August 16, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the notes to the consolidated financial statements.

Chartered Accountants

/s/ SmytheRatcliffe LLP

Vancouver, Canada
December 22, 2006

F-i

FORUM NATIONAL INVESTMENTS LTD.
(Formerly InTravelnet.com inc.)

Consolidated Balance Sheets
(Expressed in Canadian dollars)

December 31

		(Restated)
	2003	2002
Assets

Current assets:
Cash	$137,882	$72,219
Short term investments	13,000	10,000
Accounts and notes receivable (notes 2 and 5)	614,290	789,906
Other receivables	49,525	-
Prepaid expenses	14,833	9,660
Inventory – condos	21,645	-
Amounts due from related parties (notes 12 and 19)	1,680	56,873
	852,855	938,658

Other receivables (note 7)	669,216	531,590
Long-term receivables (notes 2 and 5)	856,243	453,918
Property, plant and equipment (note 8)	3,760,853	3,817,556
Deferred costs, net (note 9)	2,739,608	4,257,373
Other assets, net (note 9)	15,000	17,500
Investment (note 10)	-	56,500

	$8,893,775	$10,073,095

Liabilities and Shareholders’ Deficiency

Current liabilities:
Accounts payable and accrued liabilities	$977,252	$1,602,831
Deferred revenue, current portion (note 11)	5,072,583	4,849,411
Amounts due to related parties (notes 12 and 19)	-	48,176
Current portion of advances against future revenue streams (note 13)	243,322	250,900
Current portion of deferred gain (note 7)	250,211	-
Convertible debentures (note 14)	48,105	53,887
	6,591,473	6,805,205

Deferred revenue (note 11)	4,682,629	8,628,664
Advances against future revenue streams (note 13)	27,549	333,073
Deferred gain (note 7)	419,005	520,591
Convertible debentures (note 14)	124,510	-
	11,845,166	16,287,533

Shareholders’ deficiency:
Share capital (note 16)	15,028,187	15,028,187
Deficit	(17,979,578)	(21,242,625
Total Shareholders’ Deficiency	(2,951,391)	(6,214,438)

	$8,893,775	$10,073,095

Continuing operations (note 3)
Commitment and contingencies (note 18)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

/s/ Dan Clozza	Director	/s/ Martin Tutschek	Director
Dan Clozza		Martin Tutschek

FORUM NATIONAL INVESTMENTS LTD.
(Formerly InTravelnet.com inc.)

Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

Years ended December 31

		(Restated)	(Restated)
	2003	2002	2001

Revenues:
Membership sales and travel revenue	$6,490,652	$8,397,285	$9,178,534
Membership dues	2,211,120	2,360,214	1,966,427
Interest income	184,318	556,518	514,170
Administration, processing and other revenue	58,707	175,242	–
Miscellaneous	813,583	347,894	26,414
	9,758,380	11,837,153	11,685,545
Expenses:
Advertising and promotion	6,242	22,204	86,565
Amortization of deferred commission costs	1,589,766	1,597,220	1,285,311
Amortization of property, plant, equipment
and intangibles	68,045	141,487	980,094
Automotive	121,205	120,008	210,905
Bad debts	613,505	1,512,568	213,048
Bank charges and interest	265,465	309,362	338,546
Condominium rentals	480,236	493,110	1,026,326
Consulting fees	135,897	345,574	1,142,055
Direct selling expenses	55,454	215,615	515,155
Equipment leases	81,504	109,922	111,520
Insurance	33,509	63,086	70,907
Investor relations	21,720	27,044	34,382
Legal and accounting	497,840	452,454	464,144
Management fees	–	–	264,341
Marketing	16,088	–	60,994
Office and related expenses	306,534	711,193	1,228,884
Other expenses	61,078	78,699	112,347
Parts and maintenance	169,150	154,079	428,986
Postage, copying and printing	60,441	125,970	255,377
Rent	132,074	201,153	712,666
Travel	131,562	107,676	696,013
Wages	1,496,023	2,359,301	4,841,930
	6,343,338	9,147,725	15,080,515

Income (loss) before the under noted items	3,415,042	2,689,428	(3,394,970)

Gain on disposal of Fitness Vacations (note 6)	–	445,157	–
Gain on sale of offices (note 7)	–	279,418	–
Write-down of goodwill and membership contract costs	–	(311,890)	(3,331,109)
Write-down of investment and other receivables	(106,557)	–	–
Write-down of property, plant and equipment (note 8)	–	(1,793,237)	(36,100)

Income (loss) for the year before income taxes	3,308,485	1,308,876	(6,762,179)

Income tax (note 15)	45,438	35,247	54,593
Net Income (Loss)	3,263,047	1,273,629	(6,816,772)

Deficit, beginning of year	(21,242,625)	(22,516,968)	(14,997,196)
Deficit, end of year	$(17,979,578)	$(21,242,625)	$(21,813,968)

Basic and diluted earnings (loss) per share (note 17)	$2.36	$0.92	$(4.49)

See accompanying notes to consolidated financial statements.

FORUM NATIONAL INVESTMENTS LTD.
(Formerly InTravelnet.com inc.)

Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

Years ended December 31

		(Restated)	(Restated)
	2003	2002	2001

Cash flows from operating activities:
Operations:
Net income (loss)	$3,263,047	$1,273,629	$(6,816,772)
Items not involving cash:
Expenses and accounts payable settled
by issuance of capital	–	–	163,320
Amortization of property, plant, equipment,
membership contracts and intangibles	68,045	141,487	980,094
Gain on disposal	–	(445,157)	–
Gain on sale of offices	–	(279,418)	–
Loss on cancellation of lease agreement (note 18(a))	–	–	131,312
Write-down of membership contract costs
and goodwill	–	311,890	3,331,109
Write-down of property, plant and equipment	–	1,793,237	36,100
Write-down of investment	56,500	–	–
Accretion of discount on advances against
future revenue streams (note 13)	137,162	119,652	29,129
Revenue recognized on advances against
future revenue streams (note 13)	(577,015)	(534,351)	(151,146)
Changes in non-cash operating working capital:
Accounts receivable and other receivables	(11,534)	(192,691)	538,121
Prepaid expenses	(5,172)	69,338	(1,693)
Inventory – Condo’s	(21,645)	–	–
Decrease (increase) of long-term receivables	(402,326	2,743,578	(1,562,722)
Deferred costs	1,517,764	1,100,356	(1,562,722)
Accounts payable and accrued liabilities	(625,579)	260,338	287,870
Deferred revenue	(3,722,863)	(7,168,945)	2,847,965
Deferred gain	148,625	520,591	–
Cash flows used in operating activities	(174,991)	(286,466)	(187,313)

Cash flows from (used in) investing activities:
Purchase of investment	–	(56,500)	–
Proceeds from sale of offices	–	170,000	–
Purchase of property, plant and equipment	(8,842)	(20,816)	(514,423)
Acquisition of short term investments	(3,000)	(10,000)	–
Cash flows from (used in) investing activities:	(11,842)	82,684	(514,423)

Cash flows from (used in) financing activities:
Repayment of convertible debentures	(5,782)	(20,571)	(53,206)
Proceeds from advances against future revenue
streams (note 13)	126,751	163,381	957,308
Amounts due to to related parties	7,017	(43,362)	(203,437)
Proceeds from convertible debentures (note 12 & 14)	124,510	–	–
Issuance of share capital	–	–	65,115
Cash flows from (used in) financing activities:	252,496	99,448	765,780

Increase (decrease) in cash	65,663	(104,334)	64,044

Cash, beginning of year	72,219	176,553	112,510

Cash, end of year	$137,882	$72,219	$176,554

Supplemental cash flow information (note 20)

See accompanying notes to consolidated financial statement

FORUM NATIONAL INVESTMENTS LTD.
(Formerly inTRAVELnet.com inc.)

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2003 and 2002

1.	Incorporation and nature of Operations:

The Company was incorporated on September 22, 1995, under the Business Corporations Act of British Columbia and commenced operations on that date. On October 2, 1997, the Company was continued under the laws of the Province of Ontario. Effective February 26, 1999, the Company changed its name from Snowbird Vacations International Inc. to inTRAVELnet.com inc. and on April 17, 2002, the Company’s name was changed to Forum National Investments Ltd.

The Company earns dues from members of its travel club, who are entitled to the full-travel services of the Company and the charter services available on the Company’s houseboat fleet.

2.	Change in Accounting Policy

The Company previously excluded from the balance sheet the amounts receivable from the sale of memberships that were not due until future years (note 4(d) and 5). In 2003 the Company corrected its accounting and now reports long-term receivables net of estimated uncollectible, deferred interest and potential GST accruals.

Accordingly, the Company's consolidated balance sheet for 2002 has been retroactively restated as follows:

Long term receivables as previously reported	$-
Membership sales receivable in future years previously excluded	453,918

Long term receivables as restated	$453,918

Current deferred revenue as previously reported	$4,686,091
Long term deferred revenue as previously reported	8,338,066
Deferred revenue previously excluded	453,918

Deferred revenue as end of year, as restated	$13,478,075

FORUM NATIONAL INVESTMENTS LTD.
(Formerly inTRAVELnet.com inc.)

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2003 and 2002

Total assets are increased by $2, 464,542 and total shareholders’ deficiency is likewise reduced.

Corporate income tax loss available for carry-forward has also been reduced by $2,464,542 at December 31, 2002.

3.	Going concern:

For the year ended December 31, 2003 the Company had net income of $3,263,047 compared to net income of $1,273,629 (as restated for the year ended December 31, 2002 and a loss of $6,816,772 (as restated) for the year ended December 31, 2001. In 2003, the Company used net cash in operating activities of $174,991 and at December 31, 2003 had a working capital deficiency of $5,738,618 (2002 - $5,866,547 as restated) and a shareholders deficiency of $2,951,391 (2002 - $6,214,438 as restated).

These financial statements have been prepared on a going-concern-basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Accordingly, these financial statements do not include any adjustments to the specific amounts and classifications of assets and liabilities which might be necessary should the Company be unable to continue as a going concern.

4.	Significant accounting policies:

(a) Goodwill and intangible assets:

In August 2001, the Canadian Institute of Chartered Accountants (“CICA”)issued recommendations whereby intangible assets acquired in a business combination should be identified and recognized apart from goodwill when they arise from either contractual enterprise and sold, transferred, licensed, rented or exchanged, either individually or with a group of related assets or liabilities. Goodwill and intangible assets having indefinite lives are not amortized, but are tested for impairment at least annually. Intangible assets with definite lives are amortized over their estimated useful lives. When the carrying amount of goodwill exceeds the implied fair value of the goodwill, an impairment loss is

FORUM NATIONAL INVESTMENTS LTD.
(Formerly inTRAVELnet.com inc.)

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2003 and 2002

4.	Significant accounting policies (continued):

recognized in the statement of operations. Goodwill is tested for impairment on a reporting unit basis. The Company has identified one reporting unit.

Adjusted net income (loss) per share is not different from reported income (loss) per share as a result of the adjustment to exclude amortization expense related to goodwill.

Upon adoption on January 1, 2002, the Company performed the first step in the test for goodwill impairment and determined that the goodwill was considered not to be impaired. The Company performed this test again at December 31, 2002 and has written off the remaining balance of goodwill of $22,338.

The Company’s other intangible assets are all determined to have a finite useful life and are amortized according to the policies in effect before January 1, 2002. This policy includes a periodic review of the recoverability of the intangibles. During the year 2002, management assessed the recoverability of membership contract costs and determined that a permanent impairment in value had occurred. Accordingly, the unamortized membership contract costs were written down by $289,552 to $ nil based on estimated undiscounted future cash flows. In determining the estimated recoverable amount, the Company took into consideration recent financial performance and its forecast of future performance.

(b)	Stock-based Compensation:

Effective January 1, 2002, the Company adopted the new Recommendations of the CICA regarding Stock-based compensation and other stock-based payments. The Recommendations are applied prospectively to all stock-based payments to employees

FORUM NATIONAL INVESTMENTS LTD.
(Formerly inTRAVELnet.com inc.)

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2003 and 2002

4.	Significant accounting policies (continued):

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

The Company has elected to account for stock options issued to employees and directors by the settlement method that results in no compensation expense for the Company’s stock-based employee compensation awards. Consideration paid by employees on the exercise of stock options is recorded as share capital.

No stock options were granted to either employees or non-employees during the year ended December 31, 2003 or 2002.

	(c)	Basis of presentation:

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.

	(d)	Principles of consolidation:

These consolidated financial statements include the accounts of the Company and the following wholly owned subsidiaries:

	Incorporating	Date of acquisition
Subsidiary	jurisdiction	or incorporation

inTRAVELnet Inc.	Alberta, Canada	November 9, 1999
ATM Travel Group Ltd. (“ATM”)	British Columbia, Canada	April 3, 2000

All significant inter-company balances and transactions have been eliminated.

As described in note 22, Canadian GAAP differ in certain material aspects from accounting principles generally accepted in the United States (“US GAAP”)

FORUM NATIONAL INVESTMENTS LTD.
(Formerly inTRAVELnet.com inc.)

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2003 and 2002

4.	Significant accounting policies (continued):

	(e)	Revenue recognition

The Company generates revenues from the sale of memberships, dues and charter sales. The portion of revenue received from members which entitles members to use the Company’s vacation and travel club privileges at a future date is deferred and recognized in income evenly over the term of the member’s entitlements. For lifetime memberships, revenue is recognized over a period of five years, which is management’s best estimate of the period over which performance will be required.

	(f)	Property, plant and equipment:

Property, plant and equipment are stated at cost. Amortization is provided on a straight-line basis in order to amortize the cost of depreciable assets over their estimated useful lives. For assets constructed internally, amortization is charged once the asset is complete and brought into use. The Company periodically evaluates the recoverability of its in-use property, plant and equipment based on expected undiscounted future cash flows and recognizes impairments, if any, when the undiscounted future cash flows are expected to be less than the carrying value of the asset. For assets which are under construction, the Company evaluates recoverability based on the fair market value of the asset on the reporting date. When impairment in value is noted, the carrying value of the property, plant and equipment is reduced by a charge to operations.

The annual rates applied are as follows:

Asset	Basis	Rate

Motor vessels	Straight-line	4%
Houseboats	Straight-line	4%
Service boats	Straight-line	10%
Automobiles and trailers	Straight-line	25%
Tools	Straight-line	20%
Equipment	Straight-line	20%
Computers	Straight-line	30%
Leasehold improvements	Term of lease	5 years
Website development	Straight-line	50%

(g)	Deferred costs:

Sales commissions are deferred and amortized to operations on the same basis as the related membership sales are recognized as revenue.

(h)	Purchased intangibles:

The Company defers and amortizes the cost of purchased intangibles, which consists of a license that allows ATM to purchase airline tickets for the Company’s travel service business. Amortization is provided on a straight-line basis over a period of ten years.

FORUM NATIONAL INVESTMENTS LTD.
(Formerly inTRAVELnet.com inc.)

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2003 and 2002

4.	Significant accounting policies (continued):

	(i)	Foreign currency translation:

Monetary assets and liabilities denominated in foreign currency have been translated into Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at the rates in effect at the time of the transaction. Foreign exchange gains and losses are included in income.

	(j)	Fair value of financial instruments:

Carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, short-term investments, accounts and notes receivable, accounts payable and accrued liabilities and income taxes payable approximate fair values due to their short maturities. The fair value of the convertible debentures is not readily determinable as these instruments were issued to related parties and comparable market rates are not available. The fair value of long-term receivables has been determined to approximate their carrying value at December 31, 2003 and 2002.

	(k)	Advances against future revenue streams:

The Company has entered into arrangements whereby future streams of certain financed membership cash flows are sold to a third party (“Lender”) while the Company is committed to provide the future services under these membership contracts. The Company receives cash proceeds on the sale at a discount to the future proceeds that the Lender is expected to receive from the customers. The Lender has recourse against the Company should the amounts become uncollectible, and the Company establishes a reserve for such amounts. For accounting purposes, the discounted proceeds have been recorded as a liability at the time of the transaction (note 13), which is credited to the gross value through a charge to interest expense over the term of the membership contracts. The related revenue is recorded as a reduction of the liability to reflect the membership services rendered by the Company with the resulting reduction in the Company’s potential obligation, in accordance with its revenue recognition policy (note 4(d)).

	(l)	Earnings/(loss) per share:

Earnings/(loss) per share is calculated based on the weighted average number of common shares outstanding during the period. Fully diluted earnings/(loss) per share is calculated using the treasury stock method.

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

FORUM NATIONAL INVESTMENTS LTD.
(Formerly inTRAVELnet.com inc.)

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2003 and 2002

4.	Significant accounting policies (continued):

(m)

Income taxes (continued): taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantial enactment date. To the extent that it is more likely than not those future income tax assets will not be realized, a valuation allowance is provided for the excess.

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

(o) Comparative figures:

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

5.	Long-term receivables

Long-term receivables represent the non-current portion of amounts due to the Company in conjunction with membership and travel club sales. These receivables are evidenced by promissory notes bearing interest at an average rate of 8% per annum and are repayable over periods not exceeding 60 months.

6.	Sale of Fitness Vacations Inc.:

Effective January 1, 2002, the Company completed the sale of International Fitness Vacations Inc. (“Fitness Vacations”), a wholly-owned subsidiary involved in the marketing of gym and travel club memberships for a consideration of 80,000 of the Company’s own shares, having a fair value of $191,648, resulting in a gain on disposal of $445,157.

The net liabilities of Fitness Vacations on January 1, 2002 were comprised of:

Current assets	$167,782
Capital assets	165,489
Accounts payable and accrued liabilities	(16,395)
Deferred revenue	(570,385)

$(253,509)

FORUM NATIONAL INVESTMENTS LTD.
(Formerly inTRAVELnet.com inc.)

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2003 and 2002

7.	Judgment obtained in Ontario Litigation

On October 14, 2003 the Company obtained judgment in the Superior Court of Justice. The judgment was by way of settlement agreement. The Company had filed suit against former employees and agents and shareholders of the company: REMO LORENZETTO, WALTER VERBETIC, 1508812 ONTARIO INC, FAMILY VACATION CENTERS LTD, SNOWBIRD SALES AND MARKETING INC, and 849092 ALBERTA LTD, et al. The suit had alleged breach of contract, breach of fiduciary duty, and further, that the defendants had engaged in a pattern of misconduct aimed at destroying the Company’s relationship with its Snowbird Travel Club members and fundamentally undermining the viability of the Company’s business operations.

As a result $669,216 pursuant to the promissory notes (the "Promissory Notes") executed after March 1, 2002 by members of the Company`s travel club which, on their face, are stated to be held by any of the Company, Intravelnet.com, Snowbird Vacations International, Snowbird Vacations or either Snowbird Marketing or 1508812 Ontario Inc. as agent for any of the foregoing, are to be paid to and received by the Company.

The FVC Defendants and all other Applicants to the case will deliver up to the Company for cancellation all share certificates of the Company in which he, she or it has a beneficial or legal interest. It is estimated that this total will approximate 300,000 common shares of the Company.

8.	Property, plant and equipment:

		Accumulated	Net book
2003	Cost	amortization	value

Motor vessel	$3,200,000	$-	$3,200,000
Houseboats	764,698	247,267	517,431
Service boats	49,979	38,711	11,268
Equipment	205,342	176,508	28,834
Computers	106,458	104,315	2,143
Leasehold improvements	25,461	24,284	1,177

	$4,351,938	$591,085	$3,760,853

		Accumulated	Net book
		amortization
		and
2002	Cost	write-downs	value

Motor vessel	$5,661,776	$2,461,776	$3,200,000
Houseboats	764,698	216,680	548,018
Service boats	49,980	33,714	16,266
Equipment	198,647	155,712	42,935
Computers	104,316	100,246	4,070
Leasehold improvements	25,461	19,194	6,267

	$6,804,878	$2,987,322	$3,817,556

FORUM NATIONAL INVESTMENTS LTD.
(Formerly inTRAVELnet.com inc.)

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2003 and 2002

8.	Property, plant and equipment (continued):

At December 31, 2003, the Company’s motor vessel is under construction and therefore is not being amortized. In 2002, the Company recorded a write-down of $1,784,000 to reduce the carrying value of the motor vessel to its fair value of $3,200,000 as determined by an independent marine surveyor.

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

In January 2002, the Company signed a letter of intent with 849092 Alberta Ltd., (the “Ontario Purchaser”), which defined the price and terms of sale for its London, Windsor and Kitchener telemarketing and sales offices. Under the terms of the letter of intent, the Ontario Purchaser would pay $400,000 in monthly installments of $20,000 and return 80,000 of the Company’s common shares, which had a market value of $204,604 on the date the letter of intent was signed.

The Company commenced legal action against the Ontario Purchaser for breach of contract (note 7). The Company recognized a gain of $204,604 on sale of the offices, which is equal to the total share consideration received by the Company. The remaining gain on the sale of the Ontario office has been deferred until the amount receivable from the Ontario Purchaser is received. The balance of the deferred gain represents commission and royalties receivable from the purchaser.

9.	Other assets

	2003	2002
Purchased intangibles	$25,000	$25,000
Accumulated amortization	10,000	7,500
	$15,000	$17,500

Deferred Costs	$4,257,374	$5,357,729
Accumlated amortization	1,517,766	1,100,356
	$2,739,608	$4,257,373

10.	Investment:

In 2002, the Company advanced funds to Merch Motorcycles Ltd. (“Merch”), a privately-owned Canadian motorcycle manufacturing company. The Company’s investment represented a 7% ownership interest in Merch and was recorded at cost. The Company wrote off the investment in 2003.

FORUM NATIONAL INVESTMENTS LTD.
(Formerly inTRAVELnet.com inc.)

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2003 and 2002

11.	Deferred revenue:

	2003	2002
Deferred membership sales and dues	$9,755,212	$13,024,157
Current portion	5,072,583	4,686,091
	$4,682,629	$8,338,066

The deferred membership sales and dues relates to the portion of revenue which entitles members to use the Company’s vacation and travel club privileges at a future date. The revenue is recognized as indicated in note 4(d).

During the year, the Company entered into travel club membership agreements with a total value of $135,810 (2002 - $2,488,346). The following table reconciles the total value of these travel club memberships entered into during the year to the amounts due to be received in future years from these agreements. As described in note 4(d), the revenue from these memberships are recognized evenly over the term of the membership.

	2003	2002

Travel Club Memberships entered into during the year	$135,810	$2,488,346
Amount recognized as revenue during the year	(27,162)	(471,206)

Future years revenue to be earned from current year
membership agreements	108,648	2,017,140
Cash collected during the year related to future years revenue	(79,487)	(1,563,222)

Amounts due to be received and recognized as revenue in
subsequent years from current year membership agreements	$29,161	$453,918

12.	Amounts due from related parties:

The amounts due from directors and officers are unsecured, non-interest bearing and repayable on demand and relate primarily to advances made by the Company, net of expenditures.

13.	Advances against future revenue streams:

During the years ended December 31, 2003 and 2002, the Company sold future streams of revenue as described in note 4(j). The activity is summarized as follows:

FORUM NATIONAL INVESTMENTS LTD.
(Formerly inTRAVELnet.com inc.)

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2003 and 2002

	2003	2002

Balance, January 1	$583,973	$835,291
Proceeds from sale of future revenue streams, net of
discount, reserve and buybacks	126,751	163,381
Accretion of discount to interest expense during the year	137,162	119,652
Recognition of membership revenues during the year	(577,015)	(534,351)

Balance, December 31	270,871	583,973
Current portion	243,322	250,900

Long-term portion	$27,549	$333,073

14.	Convertible debentures:

During 2003, $5,782 (2002 - $20,571) of convertible debentures were repaid. There were no conversions during 2003 or 2002. The debentures bear interest at a rate of 8% per annum and were convertible into common shares prior to their maturity. The convertible debentures issued prior to December 31, 2002 are fully matured at December 31, 2003.

During 2003 the Company issued convertible debentures in the amount of $124,510 to officers, directors and shareholders of the Company. The debentures will mature in 2 years from date of issuance. A conversion privilege to convert to common shares of the Company is subject to approval by shareholders at the Annual General Meeting (held June 2, 2004, Note 21).

15.	Income taxes:

The effective income tax rate differs from the Canadian statutory income tax rate. The principal factor causing the different rates is shown below:

	2003	2002	2001

Statutory income tax rate	36.8%	39.1%	43.26%

Statutory rate applied to income (loss) from
operations before income taxes	$845,605	$1,200,812	$(2,325,452)
Non-deductible expenses	64,257	421,267	1,592,452
Large corporations tax	45,438	35,247	54,593
Financing costs	-	-	(14,021)
Benefit to current year’s losses not recognized	-	428,480	747,024
Change in valuation allowance	(909,862)	(2,050,559)	-

	$45,438	$35,247	$54,593

FORUM NATIONAL INVESTMENTS LTD.
(Formerly inTRAVELnet.com inc.)

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2003 and 2002

15.	Income taxes (continued):

The tax effects of the significant temporary differences, which comprise the deferred tax assets and liabilities at December 31, 2003 and 2002, are as follows:

	2003	2002

Future income tax assets:
Non-capital loss carry forwards	$1,188,040	$3,319,426
Capital loss carry forwards	28,595	39,963
Property, plant and equipment – un depreciated tax cost
in excess of net book value	1,423,931	1,355,323
Intangibles	1,269,743	1,359,484

Total gross future income tax assets	3,910,309	6,074,196

Valuation allowance	(3,910,309)	(6,074,196)

Net future income tax asset	$-	$-

The ultimate realization of the future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. In assessing the reliability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will be realized. Where management does not believe that realization is more likely than not, a valuation allowance is provided.

The Company has non-capital income tax loss carry forwards of approximately $1,108,458 available to reduce future years taxable income to 2007

The Company has a capital loss carry forward of $277,800 which can be carried forward indefinitely.

16.	Share capital:

Effective July 5, 2002 the Company’s shares were consolidated on a ten (10) old for one (1) new basis. The prior years numbers have been retroactively adjusted to reflect this reverse stock split.

(a)	The authorized share capital of the Company consists of 100,000,000 common shares.

FORUM NATIONAL INVESTMENTS LTD.
(Formerly inTRAVELnet.com inc.)

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2003 and 2002

16.	Share capital (continued):

(b)	The issued share capital of the Company is as follows:

	Number
	of shares	Amount

Issued and outstanding, December 31, 2001	1,546,961	$15,424,439

Issued during the year ended December 31, 2002 for:
Incentive share purchase plan (note 16(d))	2,810	-
Cancellation of consulting services contract	(5,000)	-
Shares received as consideration for sale of
property, plant and equipment (note 8)	(80,000)	(204,604)
Shares received as consideration for International
Fitness Vacations Inc. (note 6)	(80,000)	(191,648)

Issued and outstanding, December 31, 2002	1,384,771	15,028,187

Issued during the year ended December 31, 2003	-	-

Issued and outstanding, December 31, 2003	1,384,771	$15,028,187

Shares issued for non-cash consideration have been recorded at the market value of the shares at the date of agreement.

(c)	Options:

The Company has no outstanding employee and director stock options to purchase common shares of the Company.

(d)	Incentive share purchase plan:

In August 2000, an Incentive Share Purchase Plan (the “Purchase Plan”) was implemented to encourage directors, officers and employees (“Participants”) to purchase the Company’s common shares at a discount to market values.

Under the Purchase Plan, eligible employees may contribute up to 10% of their basic annual salaries to make a lump sum purchase. Shares issued under the Purchase Plan are restricted from trading for one year from the date of issuance.

In 2002, 2,810 common shares were issued under the Purchase Plan relating to subscriptions received during 2001 prior to the termination of the Purchase Plan in September 2001. Accordingly, no additional value was assigned to the 2002 issuance of shares previously subscribed for under the Purchase Plan.

17.	Earnings (loss) per share:

Fully diluted earnings (loss) per share reflects the dilutive effect of the conversion of the convertible debentures outstanding at the end of the year or those items exercised or converted during the year, as if they had been exercised at the beginning of the year or the date issued, if later. Where the impact of conversion or exercise is anti-dilutive, the conversions are not included in the calculation of fully diluted per share amounts. For the years ended December 31, 2003, 2002 and there is no dilutive effect for potential conversions.

FORUM NATIONAL INVESTMENTS LTD.
(Formerly inTRAVELnet.com inc.)

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2003 and 2002

17.	Earnings (loss) per share (continued):

Fully diluted earnings (loss) per share reflects the dilutive effect of the conversion of the convertible debentures outstanding at the end of the year or those items exercised or converted during the year, as if they had been exercised at the beginning of the year or the date issued, if later. Where the impact of conversion or exercise is anti-dilutive, the conversions are not included in the calculation of fully diluted per share amounts. For the years ended December 31, 2003, 2002 and there is no dilutive effect for potential conversions.

18.	Commitments and contingencies:

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

(b) The Company has commitments in respect of operating leases with total aggregate payments due of approximately $136,702 (2002 $432,269). Payments due in each of the next four years are as follows:

2004	$59,329
2005	38,215
2006	29,239
2007	9,919

(c)	The Company has commitments in respect of office leases with total aggregate payments due of approximately $409,704. Payments due in each of the next four years are as follows:

2004	$193,558
2005	161,135
2006	55,011
2007	0

19.	Related party transactions:

In addition to related party transactions disclosed elsewhere in these financial statements, the following transactions have occurred:

(a) During 2003, the Company paid $ NIL (2002 -$ NIL; 2001 - $264,341) in management fees and $114,827(2002 - $120,339; 2001 - $95,625) in consulting fees to directors of the

FORUM NATIONAL INVESTMENTS LTD.
(Formerly inTRAVELnet.com inc.)

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2003 and 2002

19.	Related party transactions (continued):

Company. The Company also reimbursed $156,321 (2002 - $138,802; 2001 - $271,140) to directors for expenditures made on behalf of the Company.

(b)	At December 31, 2003, an amount of $ NIL (2002 - $12,023; 2001 - $12,023) payable by the Company to a company controlled by an officer of the Company, is outstanding and included in other receivables.

(c)	During 2003, the Company wrote-off an amount of $84,781(2002 – $ NIL, 2001 - $181,152) being advances in lieu of expenses due from former officers and employees of the Company.

20.	Supplementary information:

Cash flow information:

	2003	2002	2001

Interest paid	$23,347	$4,704	$-

Non-cash financing and investing activities:
Issuance of common shares for:
Settlement of expenses and accounts payable	-	-	163,320
Receivable from the exercise of stock options	-	-	302,175
Common shares of the Company received for:
Disposal of International Fitness Vacations Inc.	-	191,648	-
Sale of property, plant and equipment	-	204,604	-

21.	Subsequent events:

During 2003, the Company issued unsecured convertible debentures in the amount of $124,510 to officers, directors and shareholders of the Company. The debentures carry a rate of interest of ten percent per annum payable semi-annually. The conversion feature of the debentures allows for the debenture holders to convert their capital at the option of the debenture holder at a rate of $0.03 CDN per share. The conversion privilege to convert to common shares was ratified by shareholders at the Annual General Meeting June 2, 2004. Subsequently the debenture holders converted all of the amounts outstanding resulting in the issuance of 4,060,000 common shares of the Company.

FORUM NATIONAL INVESTMENTS LTD.
(Formerly inTRAVELnet.com inc.)

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2003 and 2002

22.	United States generally accepted accounting principles (“U.S. GAAP”) reconciliation:

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United Sates of America (“U.S. GAAP”) as summarized below:

(a)	Stock-based compensation:

(i)

For U.S. GAAP purposes, the Company accounts for its employee stock-based compensation arrangements in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations. As such, compensation expense under fixed plans is recorded on the grant date only if the market price of the Company’s stock at that date exceeds the exercise price. Variable accounting is required to be applied if the exercise price of outstanding fixed stock options is reduced. Under variable accounting, the compensations expensed is re-measured based on the option’s intrinsic value at each reporting date until the date the award is exercised, forfeited or expires unexercised with changes in the intrinsic value recorded in the measurement of net income. For Canadian GAAP purposes the Company accounts for the issuance of stock options, whether made under a fixed or variable plan, to employees and directors by the settlement method which results in no compensation expense for the Company’s stock-based employee compensation awards. Consideration paid by employees or directors on the exercise of stock options is recorded as share capital.

For the year ended December 31, 2003, no employee stock options were granted. Accounting for employee stock options under U.S. GAAP would not result in additional compensation expense for fiscal 2003, 2002, or 2001.

(ii)

Under U.S. GAAP, the issue of stock options and warrants to non-employees is accounted for under Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”). The Company recognizes compensation expense for stock options, issued to non-employees for services received based upon the fair value of the services received or the equity instruments issued, whichever is more reliably determined. During the year ended December 31, 2002, the Company adopted the recommendations of the CICA Handbook section related to stock-based compensation payments (note 4(b). Under this new policy, stock options issued to non-employees after December 31, 2001 are accounted for consistently with U.S. GAAP. Therefore, for the years ended December 31, 2003 and 2002, the only measurement difference for non-employees are those carried forward from the prior years as noted below. The fair value of the stock options and warrants granted to non-employees during the years ended December 31, 2001 and 2000 were estimated on the date of grant using the Black-Scholes option-pricing model and the following weighted-average assumptions:

FORUM NATIONAL INVESTMENTS LTD.
(Formerly inTRAVELnet.com inc.)

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2003 and 2002

22.	United States generally accepted accounting principles (“U.S. GAAP”) reconciliation (continued):

(a)	Stock-based compensation (continued):

2001

Expected volatility	1.73%
Risk-free rate	5.48%
Dividend yield (find research)	0.0%
Expected life of options	0.61 years

Accounting for the non-employee options on this basis would result in recording additional compensation expense and share capital of $ nil in 2003, 2002, and 2001 and would be a cumulative amount of $684,664 from the year of adoption of FAS No. 123 to December 31, 2001.

(b)	Valuation of stock issued for assets and services:

(i)

During the year ended December 31, 2000, the Company acquired International Fitness Vacations Inc. (note 6(c)) for 992,000 common shares of the Company. Under Canadian GAAP, the acquisition was valued based on the estimated fair value of the assets acquired. For U.S. GAAP purposes the acquisition would be valued based on the market value of the shares given. Accordingly as at December 31, 2000, the application of U.S. GAAP would result in an increase in share capital of $1,217,705, an increase in goodwill of $1,105,346 and an increase in deficit of $112,359.

During the year ended December 31, 2001, goodwill relating to the acquisition of International Fitness Vacations Inc. was written down, and as such, the additional goodwill recorded on the acquisition under U.S. GAAP was written off. Accordingly, as at December 31, 2001, the application of U.S. GAAP would result in an increase in share capital and deficit of $1,217,705. During the year ended December 31, 2002, the Company divested itself of 100% of its investment in International Fitness Vacations Inc. Accordingly, as at December 31, 2002 the application of US GAAP would result in a decrease in share capital and deficit of $585,748.

(ii)

During the year ended December 31, 2001, the Company settled a number of accounts payable by the issuance of stock options and common shares. No accounts were settled in 2003 or 2002 by the issuance of stock options and or common shares of the Company. For Canadian GAAP purposes, the transactions were recorded at the carrying value of services received. For U.S. GAAP purposes, the transactions in 2001 and 2000 would be valued based on the market value of the options or shares issued. Accordingly, for the year ended December 31, 2003, the application of U.S. GAAP would result in an increase in share capital and deficit of $666,011 (2002 - $666,011).

FORUM NATIONAL INVESTMENTS LTD.
(Formerly inTRAVELnet.com inc.)

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2003 and 2002

22.	United States generally accepted accounting principles (“U.S. GAAP”) reconciliation (continued):

(b)	Valuation of stock issued for assets and services (continued):

(iii)

During the years ended December 31, 2002 and 2001 the Company issued shares under its incentive share purchase plan (note 16(d)). For Canadian GAAP purposes, the common shares were recorded based on the cash proceeds received.

For U.S. GAAP purposes, the common shares would be recorded based on the market value of the shares issued. Accordingly, as at December 31, 2002, the application of U.S. GAAP would result in an increase in share capital and deficit of $29,670 (2001 - $29,670).

(c)	Recent accounting pronouncements:

(i )

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections. As a result of the rescission of Statement of Financial Accounting Standards No. 4 and 64, gains and losses from extinguishments of debt are to be accounted for under the provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations -- Reporting the Effect of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS No. 145 also rescinds SFAS No. 44, Accounting for Intangible Assets of Motor Carriers. SFAS No. 145 amends SFAS No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. The Company has early adopted SFAS No. 145, which did not have a material impact on its financial condition or results of operations with the exception that gains and losses from extinguishments of debt are no longer disclosed as an extraordinary item.

(ii )	In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for

FORUM NATIONAL INVESTMENTS LTD.
(Formerly inTRAVELnet.com inc.)

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2003 and 2002

22.	United States generally accepted accounting principles (“U.S. GAAP”) reconciliation (continued):

(c)

Recent accounting pronouncements (continued): costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of FAS No. 146 had no material impact on the financial condition or results of operations.

(iii)

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34 ("FIN No. 45"). FIN No. 45 clarifies the requirements of SFAS No. 5, Accounting for Contingencies, relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. The disclosure provisions of FIN No. 45 are effective for financial statements of interim or annual periods that end after December 15, 2002. The provisions of FIN No. 45 for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor's year-end. The Company has considered the disclosure requirements of FIN No. 45 in the preparation of these consolidated financial statements. The Company does not currently believe that it has outstanding instruments that, if they had been subject to the measurement provisions of FIN No. 45, would have materially impacted its reported financial condition or results of operations.

(iv)

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation – transition and disclosure, an Amendment to FASB Statement No. 123. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted the disclosure provisions of SFAS No. 148.

(v)

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN No. 46"), Consolidation of Variable Interest Entities. FIN No. 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. FIN No. 46 applies in the first fiscal year or interim period beginning after June

(vi)
December 2003, the SEC issued Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB 104”), which codifies, revises and recinds certain sections of SAB No 101, Revenue Recognition, in order to make this interperative guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. (The changes noted in SAB 104 did not have a material effect on our financial statements.)

FORUM NATIONAL INVESTMENTS LTD.
(Formerly inTRAVELnet.com inc.)

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2003 and 2002

22.	United States generally accepted accounting principles (“U.S. GAAP”) reconciliation (continued):

(d)	Recent accounting pronouncements (continued):

15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN No. 46 applies to public enterprises as of the beginning of the applicable interim or annual period. The Company believes that on adoption, FIN No. 46 will have no material impact on its financial condition or results of operations.

(e)	Reconciliation:

The effect of the differences between Canadian GAAP and U.S. GAAP (including practices proscribed by the SEC) on the consolidated balance sheets and statements of operations is summarized as follows:

(i)	Share capital:

	2003	2002

Share capital, under Canadian GAAP	$15,028,187	$15,028,187
Adjustment for stock based compensation for
non-employees (a)(ii)	684,664	684,664
Adjustment for acquisition of International Fitness
Vacations Inc. (b)(i)	1,217,705	1,217,705
Adjustment for accounts payable settled by share
issuances (b (ii) and (iii))	695,681	695,681

Share capital, under U.S. GAAP	$17,626,237	$17,626,237

(ii)	Deficit:

	2003	2002

Deficit, under Canadian GAAP
(restated 2002)	$(17,979,578)	$(21,242,625)
Adjustment for stock-based compensation
for non-employees (a)(ii)	(684,664)	(684,664)
Adjustment for acquisition of International
Fitness Vacations Inc. (b)(i)	(1,217,705)	(1,217,705)
Adjustment for accounts payable settled
by share issuances (b (ii) and (iii))	(695,681)	(695,681)

Deficit, under U.S. GAAP	$(20,577,628)	$(23,840,675)

FORUM NATIONAL INVESTMENTS LTD.
(Formerly inTRAVELnet.com inc.)

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2003 and 2002

22.	United States generally accepted accounting principles (“U.S. GAAP”) reconciliation (continued):

(iii)	Net Income (loss) and Earnings (loss) per share for the year:

	Years ended December 31,
	2003	2002	2001

Net Income (loss) for the year, under Canadian
GAAP (2002 & 2001 restated)	$3,263,047	$1,273,629	$(6,816,772)
Adjustment for acquisition of International
Fitness Vacations Inc. (b)(i)	-	-	(1,105,346)
Adjustment for accounts payable settled
by share issuances (b (ii) and (iii))	-	-	(117,717)

Net Income (loss) for the year,
under U.S. GAAP	$3,263,047	$1,273,629	$(8,039,835)

Basic Earnings (loss) per share, under U.S. GAAP	$2.36	$0.92	$(4.49)

Effective July 5, 2002 the Company’s shares were consolidated on a ten (10) old for one (1) new basis. The prior years figures have been changed to reflect the reverse split.