Form 20-F
period 2004-12-31
FORUM NATIONAL INVESTMENTS LTD
filed 2006-12-29
CIK 1065579

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal year ended December 31, 2004

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

As of December 31, 2004 Common Shares without par value: 5,144,661

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act [ ] Yes . [X] No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 [X] No [ ] Yes

No Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [ ] Yes [X] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer [ ] Large Accelerated filer [ ] Accelerated filer [X] Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.
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

(2)

FORUM NATIONAL INVESTMENTS LTD.
TABLE OF CONTENTS

PART I

(3)

(4)

GENERAL

In this Annual Report on Form 20-F, all references to “Forum”, or the “Company” refer to Forum National Investments, Ltd. and its subsidiaries and affiliated companies. References to this “Form 20-F” and this “Annual Report” mean references to this Annual Report on Form 20-F for the year ended December 31, 2004.

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

(5)

Forward looking statements are made based on management’s reasonable beliefs, estimates and opinions on the date the statements are made. However, these forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risk factors include, but are not limited to, general economic conditions, our ability to generate sufficient cash flows to support capital expansion plans and general operating activities; changing travel and lifestyle trends of consumers; competition; pricing and availability of services; laws and regulations and changes thereto that may affect the way our services are marketed, provided and sold; and political and economic uncertainties including exchange controls, currency fluctuations, taxation and other laws or governmental economic, fiscal, monetary or political policies of Canada and the United States affecting foreign travel, investment and taxation and other factors beyond our reasonable control, which, in turn, could affect our current or future operations. See “Key Information – Risk Factors”. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. The reader is cautioned not to place undue reliance on forward-looking statements. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this filing. Readers should carefully review the cautionary statements and risk factors contained in this and other documents that we file from time to time with the Securities and Exchange Commission.

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

(7)

ITEM III.	KEY INFORMATION

A)	SELECTED FINANCIAL DATA

Set forth below is certain selected financial data for the Company for the year-end fiscal periods 2000 to 2004. The following information must be read in conjunction with the more detailed financial information contained in the accompanying audited financial statements prepared in accordance to Canadian GAAP. Unless otherwise stated, all references to dollars herein are to Canadian dollars. As at December 31, 2004, one United States Dollar was equal to 1.2036 Canadian Dollar and that value is used in the calculations herein, unless otherwise indicated.

TABLE OF SELECTED CONSOLIDATED FINANCIAL DATA

(Stated in Canadian Dollars)

			Year Ended December 31
		2004	2003	2002	2001	2000
Current Assets	(2)	$831,123	$852,855	$938,659	$1,384,357	$2,559,027
Capital Assets		3,928,818	3,760,853	3,817,556	5,631,253	5,548,158
Total Assets	(2)	7,268,071	8,893,775	10,073,096	15,842,113	18,500,198
Current Liabilities,	(2)	1,341,520	1,581,890	1,955,794	1,744,234	1,292,795
Excluding Deferred
Revenue
Deferred Revenue		4,643,163	9,755,212	13,478,076	20,647,021	17,012,313
Convertible Debentures		40,486	172,615	53,887	74,485	127,664
Share Capital		15,512,797	15,028,187	15,028,187	15,424,439	15,064,692
Shares Subscribed		-	-	-	-	-
Deficit		(14,316,794)	(17,981,846)	(21,242,625)	(22,516,254)	(14,997,196)

			Year Ended December 31
		2004	2003	2002	2001	2000
Net Revenue from		$9,186,444	$9,758,380	$11,837,153	$10,983,259	$5,209,158
Operations
Net Income (Loss) from		3,662,784	3,663,047	1,273,629	(7,519,058)	(7,819,048)
Operations
Earnings (Loss) per	(1)	0.75	2.36	0.92	(4.96)	(5.50)
Share from Operations
Fully Diluted Earnings	(1)	0.72	2.36	0.92	(4.96)	(5.50)
(Loss) per Share
Weighted Average		4,899,949	1,384,771	1,381,964	1,517,543	1,385,461
number of shares for
calculating basic and
diluted Earning (Loss)
per share

(8)

(1)	Effective July 5, 2002 the Company’s shares were consolidated on a ten (10) old for one (1) new basis. The prior years numbers have been changed to reflect the reverse split.

(2)

The Company’s financial statements for 2002, 2001 and 2000 have been retroactively restated. The Company previously followed the practice of excluding from the balance sheet the amounts receivable from the sale of memberships that were not due until future years. In 2003 the Company changed the policy and now reports long-term receivables net of estimated uncollectible, deferred interest and potential GST accruals.

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

(9)

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

(10)

and liabilities, which might be necessary should the Company be unable to continue as a going concern.

Market for the Company’s Securities

The Company's common stock is vulnerable to pricing and purchasing actions in the ”Pink Sheet” market that are beyond its control and therefore persons holding or acquiring shares may be unable to resell their shares at a profit as a result of this volatility. It is the intention of management to reinstate the listing of the Company’s shares on the Over-the-Counter Bulletin Board. Should the Company be unable to reinstate a listing for the securities on the Over-the-Counter Bulletin Board or other exchange, they would continue to trade on the “Pink Sheets” Market there would be no public market for trading of the company’s common shares.

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

(11)

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

(12)

Snowbird Must Develop and Maintain a Distinctive Brand Identity.

The Company believes brand identity is important to attracting and expanding the membership base. The Company believes the significance of brand and name recognition will intensify should the number of competing companies increase. The Company cannot assure shareholders that it will be able to continue developing a distinctive brand identity that will ensure significant market recognition. Without market recognition, the Company may be unable to sell memberships, which failure would cause no growth of the Travel Club operations.

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

If any such compromise of the Company's security were to occur, it could have a material adverse effect on its reputation and, therefore, on its business, results of operations and financial condition. Furthermore, a party who is able to circumvent the Company's security measures could misappropriate proprietary information or cause interruptions in its operations. The Company may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. Concerns over the security of transactions conducted on the Internet and other online services, and the privacy of users, may also inhibit the growth of the Internet and other online services generally,

(13)

and the World Wide Web in particular, especially as a means of conducting commercial transactions. To the extent that the Company's activities involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could damage its reputation and expose it to a risk of loss, or litigation and possible liability. There can be no assurance that the Company's security measures will prevent security breaches, or that failure to prevent such security breaches will not have a material adverse effect on its business, results of operations and financial condition.

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

The Company’s principal office is Suite 180A, #2 Road, Richmond, British Columbia, Canada VV7E 2G1, the telephone number is (604) 275-8241and fax number is (604) 275-8745. The Company’s agent in Canada is Kornfeld Mackoff Silber, 1100 One Bentall Center, 505 Burrard Street, Box 11, Vancouver, B.C. V7X 1M5. The Company has the three following web addresses: www.snowbirdvacations.com, www.foruminvestments.com, www.spiritOfTwoThousandTen.com.

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

(14)

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

(15)

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

(16)

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

In January of 2006 the Company acquired the members of an upstart Ontario Travel Club called Embassy Vacation Club. The members were offered to have their members serviced by the Company’s travel service provider Intravlenet Canada Ltd and 110 of Embassy Vacation Club members agreed to our terms.

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

(17)

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

		2004	2003	2002
Membership Sales	(1)	$4,951,541	$5,482,008	$8,397,285

Membership Dues	(1)	$1,856,883	$2,211,120	$2,360,214

Total	(1)	$6,808,424	$7,693,128	$10,757,499
(1) The Company’s financial statements for 2002, have been retroactively restated. The Company previously followed the practice of excluding from the balance sheet the amounts receivable from the sale of memberships that were not due until future years. In 2003 the Company changed the policy and now reports long-term receivables net of estimated uncollectible, deferred interest and potential GST accruals.

For the fiscal year 2004, a total of 298 (2003 – 67, 2002 - 1,968) travel club memberships were sold for a mean average non-refundable purchase price of $ 3,722 (2003 - $ 3,134, 2002 - $1,264) with a standard deviation of $ 1,215 (2003 - $ 1,641, 2002 - $1,729). As a result of the judgment obtained against the Ontario defendants, membership increased by an additional 437 family’s.

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

(18)

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

The Company has sold the following travel club memberships:

	2004	2003	2002

Travel Club Memberships entered into during the year	$763,665	$135,810	$2,488,346
Amount recognized as revenue during the year	(87,240)	(27,162)	(471,206)

Future years revenue to be earned from current year
membership agreements	676,425	108,648	2,017,140
Cash collected during the year related to future years revenue	332,730	79,487	1,563,222

Travel club purchasers have the option to pay the initial membership fee in a single installment or, alternatively, pay a minimum down payment of 10% and obtain financing from the Company with monthly payments for the remainder of the balance. The Company seeks interest at an average rate of 9.9% on outstanding membership receivables.

(19)

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

(20)

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

(21)

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

(22)

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

(23)

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

If additional financing is required, there is no certainty it will be available when and to the extent required or that if available, it will be on acceptable terms. If adequate funds are not available on acceptable terms, the Company may not be able to fund existing operations in their current state, fund business expansion, develop or enhance its products or services, or respond to competitive pressures. This could have a material adverse effect on the Company's existing operations and planned growth. (See Item 3 Risk factors, The Company May Require Additional Capital

ITEM V.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial condition and results of operations of the Company for the years ended December 31, 2004, 2003, and 2002 should be read in conjunction with the Consolidated Financial Statements of the Company for the years ended December 31, 2004, 2003, and 2002. Except as otherwise indicated, all dollar amounts contained in this discussion and analysis and the Consolidated Financial Statements are in Canadian dollars. The financial information presented in the Consolidated Financial Statements was prepared in accordance with generally accepted accounting principles (GAAP) in Canada. Note 22 of these Consolidated Financial Statements of the Company sets forth the material differences between Canadian and U.S. GAAP.

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

(24)

The detailed accounting policies are listed in Note 4 to the Financial Statements for the year ended December 31, 2004. Included below is a discussion of the accounting policies that are affected by the most significant judgments and estimates used in the preparation of the financial statements, how such policies are applied and how results differing from the estimates and assumptions would affect the amounts presented in the financial statements. Other accounting policies also have a significant effect on our financial statements, and some of these policies also require the use of estimates and assumptions.

Going concern

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern.

While these accompanying financial statements have been prepared on the assumption that we are a going concern and will be able to realize our assets and discharge our liabilities in the normal course of business, certain events and conditions cast substantial doubt on this assumption. As of December 31, 2005 the Company had a working capital deficit of $721,170 and a shareholders’ equity of $2,487,808.

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

The Company previously excluded from the balance sheet the amounts receivable from the sale of memberships that were not due until future years (note 6). In 2003 the Company changed its accounting policy to include these long-term receivables net of estimated uncollectible, deferred interest and potential GST accruals.

(25)

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

The Company previously followed the practice of excluding from the balance sheet the amounts receivable from the sale of memberships that were not due until future years. In 2003 the Company changed the policy and now includes long-term receivables net of estimated uncollectible, deferred interest and potential GST accruals and restated the balance sheets for 2002. (See Note 2 – Financial Statements). The restatements are as follows:

The restatement has the following effect on accounts receivable, total assets and shareholders` deficiency at December 31, 2004:

2002
Long term accounts receivable as previously reported	$-
Long-term accounts receivable not previously reported	453,918
Accounts receivable as restated	$453,918

Total liabilities are increased in the same amount at December 31, 2002.

The following depicts some of the Company’s significant operating results:

	Year End December 31
	2004	2003	2002
Travel Club Memberships Sold	$763,665	$135, 810	$2,488,346
Amount Recognized as Revenue during	87,240	27, 162	471,206
the year see Note # 11
Membership Dues	$1,856,883	$2,211,120	$2,360,214
# Travel Club Memberships Sold (1)	268	504	1968
Mean Average Membership Price (1)	$3,134	$2,207	$1,513

(26)

	Year End December 31
	2004	2003	2002
Standard Deviation from Mean (1)	1,215	1,601	$1,729
Net Income (Loss) for the year (2)	3,662,784	3,263,047	1,273,629
Income (Loss) per Share (2) (3)	$0.75	$2.36	$0.92
Basic Income (Loss) per Share (2) (3)	$0.72	$2.36	$0.92

(1)

As a result of the judgement obtained in the Company’s Ontario litigation a total of 437 new members were added to the total membership. These figures were not included in the calculation of membership sales, average price or standard deviation.

(2)

The Company’s financial statements for 2002 have been retroactively restated as a result of accounting errors occurring in those years in recording bad debts allowances, deferred interest receivable and potential GST receivable accruals.

(3)	Effective July 5, 2002 the Company’s shares were consolidated on a ten (10) old for one (1) new basis. The prior years numbers have been changed to reflect the reverse split.

2004 year-end Travel Club Memberships sales totals were up 462% to $ 763,665 ($ 135,810 - 2003 and $2,488,346 – 2002), with amount recognized as revenue during the year was up 221% to $ 87,240 ($27,162 – 2003 and $471,206 - 2002) and corresponding total revenue decrease of 5.9% to $ 9,573,112 ($9,758,380 – 2003 and $11,837,153 – 2002).

In 2004 gross cash flow from operations declined 2.2% to $ 2,859,910 with a net cash outflow from operations of $79,921, compared to gross cash flows of $2,924,095 with a net cash outflow from operations of $174,990 in 2003, and gross cash flow of $4,976,540 with a net cash outflow from operations of $286,466 in 2002.

The Company had revenues from membership dues of approximately $1,856,000 for the year ended December 31, 2004, $2,211,000 in 2003, $2,360,000 in 2002, and expects dues to approximate the $1.8 million level for the year ended December 31, 2006.

For the fiscal year 2004, a total of 268 travel club memberships were sold, increase of 300% (2003 – 67, 2002 – 1,968) The mean average non-refundable travel club membership purchase price increased 42% to $3,134 ($2,207 – 2003 and $1,264– 2002). Standard deviation from the mean purchase price has decreased 24% to $ 1,215 ($ 1,614 – 2003 and $1,729 – 2002).

Net Income for the year increased to a $ 3,662,784 ($3,263,047 – 2003, and $1,273,629 – 2002). Basic earnings per share were $0.72 for the year ($2.36 – 2003, and ($0.92 – 2002).

There were 5,144,661 shares outstanding as of December 31, 2004 compared with 1,384,771 in 2003 and 2002. In spring of 2004 the debenture holders exercised a conversion privilege on debentures they owned. The result was the issuance of 4,060,000 shares of the Company. There are presently 5,144,661 common shares of the registrant outstanding as of October 31, 2006.

Expenses decreased by 17.5% or $1,113,406 in 2004 due mainly as a result of the continued effects of the divesture of the sales and marketing operations and the operating costs associated with their operations. Income was decreased by the loss on disposal of houseboats during 2004.

The largest expense is the amortization of commissions from the sale of memberships during the fiscal year. Total commissions costs in 2004 totaled $1,564,724 compared to $1,589,766 in 2003 and $1,597,220 in 2002. Commissions are deferred over a five-year period. In 2004 the commissions expense included one-fifth of commissions paid out in 2000, 2001, 2002, 2003 and 2004.

(27)

The largest decrease in expenses of $343,160 occurred in condominium rentals. Condominium rentals amounted to $137,076 in 2004 compared with $480,236 in 2003. The reorganizing of the department and securing of new suppliers increased our costs in 2003.

The second largest decrease in expenses of $255,528 occurred in Legal and Accounting Fees. Professional fees in 2004 totaled $232,312 compared to $497,840 in 2003 and $452,454 in 2002. The decrease was the result of reduced legal fees after completion of the case against the Associate operations in Ontario and lesser audit work as result of the corporate reorganization and closure of divesture of outlets.

The third largest decrease in expenses of $121,789 occurred in Wages and salary expenses. Wages and salary expenses in 2004 totaled $1,374,234 compared to $1,496,023 in 2003 and $2,359,301 in 2002. The Company continues to see the effects of the divesture of the sales and marketing operations.

Consulting fees in 2004 totaled $124,008 compared to $135,879 in 2003 and $345,574 in 2002. The consulting fees in 2004 decreased as we completed the research and development phase of projects.

B)	LIQUIDITY AND CAPITAL RESOURCES

Liquidity

In 2002, the working capital deficit increased to $ 5,703,227 primarily due to a decrease in cash and an increase in accounts payable and accrued liabilities.

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

The Company continues to operate within the new travel and economic environment by continuously adjusting its operations accordingly. The Company plans to generate sufficient operating capital through operations in the short-term. For long-term growth additional capital is required. The 120-foot motor vessel is continuing a refit with an estimated completion date of spring 2007. The motor vessel did not contribute to revenue in 2005 or 2006.

The work on the vessell has been from cash provided from operations and the proceeds of the construction loan form Caterpillar Financial Services. In September of 2005 the company was successful in attaining a credit facility with Caterpillar Financial Services Corporation for $3.0 million USD. This credit facility was increased to $3.9 million USD in October of 2006.

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

(28)

Company's existing operations and planned growth. (See Item 3 Risk Factors, The Company may require Additional Capital).

The Company’s total Revenues for 2004 decreased $ 571,936 to $ 9,186,444. This decrease was largely caused by the reduction in sales of $ 857,714 and membership dues of $ 354,236 offset by an increase of $ 753,275 in miscellaneous revenue compared to 2003. Other factors included the increase of the Company’s sales activities after a positive outcome of the lawsuit with the former manager and employees in Ontario. Net Income increased in 2004 by $ 399,737 in large part to the amortization of over-accruals for un-collectable receivables, deferred interest and potential GST as reflected in a change in estimates.

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

The Company's access to capital is always dependent upon general financial market conditions. The Company has no agreements with Management, investors, shareholders or anyone else respecting additional financing at this time. Because of the nature of the Company's business, there are no trends in the nature of its capital resources that could be considered predictable. To date, the Company's capital resources have consisted of the private issuance of common shares and convertible securities and a credit facility form Caterpillar Financial Services Corporation.

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

(29)

debt portfolio is subject to interest rate risk and will cost more in the event market interest rates increase. The Company does not currently hedge against foreign exchange or interest rate fluctuations.

C)	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The Company’s research and development expenses for the last three fiscal years have been limited to the development of its Internet e-commerce site. For fiscal years ended 2004, 2003, and 2002 the Company expended $ Nil, $ Nil, and $ Nil respectively, for expenses related to its e-commerce site.

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

(30)

The Company can give no assurances that licensed marketing efforts will be successful in the future. In the alternative the Company is investigating other marketing efforts that differ from the previous traditional sales cycle.

As of October 31, 2006, the Company had sold or acquired 18,948 travel club memberships. Of the 18,948 memberships sold or acquired 6,663 are active, with 6,632 current and 102 in arrears in monthly membership dues or payments. The unit volume of new memberships of its vacation Travel Club memberships in 2005 was 311, in 2004 -268 memberships and 2003 - 504 memberships. The Company estimates the unit volume of new memberships of its vacation Travel Club memberships for the fiscal year 2006 to approximate 250. The mean average price of a membership sold was increased to $3,722 from $3,314 in 2004, and $2,207 in 2003. Should the marketing of Snowbird Vacations travel club memberships be through licensed agents a reduced average price of a membership would be realized by the Company. The Company is unable to project sales totals for 2006. Sales totals for 2005 were $990,645, 2004 - $763,665 and 2003 - $135,810.

Operating costs of the company have declined for the last three years (2005 - $4,227,789, 2004 - $5,229,932, 2003 - $6,343,338. Expenses decreased by 19.6% or $1,002,143 in 2005 due mainly as a result of the continued effects of the divesture of the sales and marketing operations and the operating costs associated with their operations.

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

(31)

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

(32)

B)	COMPENSATION

During the year ended December 31, 2004, the Company paid $ Nil, (2003 – $ Nil, 2002- $ Nil) in management fees and $44,000 – 2004, (2003 - $114,827, 2002, $120,339) in consulting fees to directors. The Company also reimbursed $185,535 –2004, (2003 - $156,321, 2002 - $138,802) to directors for expenditures made on behalf of the Company.

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

Compensation Committee

The Company does not have a Compensation Committee.

D)	EMPLOYEES

The following is a breakdown of Company employees as at October 31, 2006 and for the years ended December 31st, 2005, 2004, 2003:

(33)

	October	2005	2004	2003
	31, 2006
Administrative Staff	10	11	10	12
Customer Service Representatives	16	19	28	30
Sales Personnel	-	-	-	-
IT / e-Commerce Personnel	1	1	1	1

E)	SHARE OWNERSHIP OF MANAGEMENT

The following table sets forth the share ownership of management as of October 31, 2006:

Name and Address	Number of Shares	Percent of Class
Daniel Clozza, Vancouver, B.C. Canada	1,810,000	38.97
Martin Tutschek, Vancouver, B.C. Canada	508,000	10.94

Note: Does not include options owned by directors or officers. Options are disclosed below.

Incentive Share Purchase Plan

The registrant had no Incentive Share Purchase Plan or Stock Option Plan during 2004 and as of October 31, 2005.

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

In 2002, 2,810 (2001 – 155,000) common shares were issued under the Purchase Plan relating to subscriptions received during 2001. Accordingly, no value (2001 - $65,115) was assigned to the 2002 issuance of shares previously subscribed for under the Purchase Plan As at October 31, 2005, there were no employee or management incentive options outstanding.

Warrants

There are no warrants outstanding.

Other Dilutive Elements

All convertible debentures totaling $53,887 issued prior to 2003 are fully matured as of December 31, 2002. The debentures during their term carried a rate of interest of eight percent per annum payable semi-annually. The conversion feature of the debenture allows for the debenture holders to convert his capital at a rate of $6.00 US to $12.50 US per share. The Company would have 4,622 shares issued if 100% of the debentures were to be converted. During 2005, $ -, (2004-$7,619, 2003- $5,782) of convertible debentures was repaid. There were no conversions during 2005, 2004, or 2003.

During 2003 the Company issued convertible debentures in the amount of $124,510 to officers, directors and shareholders of the company. The debentures carry a rate of interest of ten

(34)

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

The information as to shares beneficially owned, not being within the knowledge of the Company, has been furnished by the respective individuals. The Company’s major shareholders do not have different voting rights. There are no arrangements known to the Company which, may at a subsequent date result in a change in control of the Company.

The following persons hold, of record or beneficially, directly or indirectly, or are known by the Company to own beneficially, directly or indirectly, more than 5% of the issued shares of the Company as at December 31, 2005:

		Amount	Percentage
Title of Class	Identity of Person or Group	Owned	of Class
Common shares N.P.V.	Daniel Clozza.	1,810,000	35.18
Common shares N.P.V.	Michael Parsonson	810,000	15.74
Common shares N.P.V.	Jay Howser	515,000	10.01
Common shares N.P.V.	Martin Tutschek	508,000	9.87
Common shares N.P.V.	Jackie Dawydiuk	500,000	9.71

There has been a reduction in the number of issued common shares of the Registrant from January 1 to October 31, 2006. A total of 500,000 common shares of the company have been

(35)

returned to treasury during this time. This has resulted in the following notable changes in percentage ownership held

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

Except as set out below or otherwise disclosed in this report or in our audited financial statements attached hereto, no executive officer or senior management of the Registrant, nor any spouse, relative, associate or affiliate of the foregoing persons, has any interest in any material transactions which occurred during the Company's last full fiscal year and involved the Registrant or any of its subsidiaries; or any presently proposed transaction involving the Registrant or any of its subsidiaries.

Subsequent to the year end December 31, 2005 in April of 2006 a motor vessel was disposed of for 500,000 common shares of the Company for submission to treasury at a cost of $350,000 resulting in no gain or loss on the purchase and sale of the asset.

During the year ended December 31, 2005, the Company paid $ Nil, (2004 – $ Nil, 2003- $ Nil) in management fees and $14,430 – 2005, (2004 - $44,000, 2003, $114,827) in consulting fees to directors. The Company also reimbursed $228,483 – 2005, (2004 - $185,535, 2002 - $156,321) to directors for expenditures made on behalf of the Company.

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

Indebtedness to Company of Directors and Senior Management

Amounts due to shareholders during fiscal year 2005 were $ 39,693. No directors or senior management of the Company are indebted to the Company or have been indebted to the Company since the beginning of the last completed financial year of the Company other than as listed below. The Company reimburses Directors and Senior Management for expenses incurred in connection with Company’s ordinary course of business. To the extent these advances and expenses are offset, their exists an indebtedness to the Company of a net $Nil as of December 31, 2005 (2004 - $ nil, 2003 - $1,680, 2002 - $56,873).

Interests of Experts and Counsel

Not applicable, filing as an annual report.

(36)

ITEM VIII.	FINANCIAL INFORMATION

A)	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

This Annual Report contains the consolidated financial statements for the Company for the fiscal years ended December 31, 2004, 2003 and 2002 which contain an Auditors’ Report dated April 13, 2006, Consolidated Balance Sheets as at December 31, 2004 and 2003, Consolidated Statements of Loss and Deficit, and Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002, and Notes to Consolidated Financial Statements.

Indebtedness to Company of Directors and Senior Management

No directors or senior management of the Company are indebted to the Company or have been indebted to the Company since the beginning of the last completed financial year of the Company other than as noted in ITEM VII. Major Shareholders and Related Party Transactions.

Legal or Arbitration Proceedings

As of the date hereof, the Company is not party to any active or pending legal proceedings initiated by it and, to the best of its knowledge, the Company is not subject to any active or pending legal proceedings or claims against it or any of its properties. However, from time to time, the Company may become subject to claims and litigation generally associated with any business venture. In addition, the operations of the Company are subject to risks of accident and injury, possible violations of other regulations and some of which cannot be covered by insurance or other risk reduction strategies. Since the Registrant is a Canadian corporation and the officers, directors and certain of the persons involved with the Company as professional advisors are resident in Canada, it may be difficult to effect service within the United States upon such persons or to realize on any judgment by a court of the United States which is predicated on civil liabilities under the 1933 Act. The Registrant's Canadian counsel have advised that there is doubt as to the enforceability in Canada, either in original actions or through enforcement of United States judgments, of liabilities predicated solely upon violations of the 1933 Act or the rules and regulations promulgated thereunder.

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

(37)

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

	2005	2004	2003	2002	2001
High	$ 1.00	1.85	2.40	1.75	0.63
Low	$ 0.17	0.15	0.07	0.01	0.04

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

(38)

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

(39)

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

C)	MATERIAL CONTRACTS

In September of 2005, the Company secured a credit facility with Caterpillar Financial Services for up to $3 million USD. The Company in October of 2006 had the credit facility increased to $3.9 million USD.

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

(40)

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

(41)

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

(42)

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

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (“IRS”), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Annual Report. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

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

(43)

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

If an entity that is classified as partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

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

(44)

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

We generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) we are incorporated in a possession of the U.S., (b) we are eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S. However, even if we satisfies one or more of such requirements, we will not be treated as a QFC if we are a “passive foreign investment company” (as defined below) for the taxable year during which we pay a dividend or for the preceding taxable year. In 2003, the U.S. Department of the Treasury (the “Treasury”) and the IRS announced that they intended to issue Treasury Regulations providing procedures for a foreign corporation to certify that it is a QFC. Although these Treasury Regulations were not issued in 2004, the Treasury and the IRS have confirmed their intention to issue these Treasury Regulations. It is expected that these Treasury Regulations will obligate persons required to file information returns to report a distribution with respect to a foreign security issued by a foreign corporation as a dividend from a QFC if the foreign corporation has, among other things, certified under penalties of perjury that the foreign corporation was not a “passive foreign investment company” for the taxable year during which the foreign corporation paid the dividend or for the preceding taxable year.

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

(45)

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

(46)

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

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

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

(47)

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

For purposes of the PFIC income test and assets test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, we will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by us from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

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

(48)

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

(49)

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

(50)

ITEM XV	CONTROLS AND PROCEDURES

Evaluation and disclosure controls and procedures

Under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of a date (the “Evaluation Date”) being December 31, 2004. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or the Company’s consolidated subsidiaries) required to be included in the Company’s SEC filings.

Changes in internal controls over Financial Reporting

There were no significant changes made in the Company’s internal controls or, to the Company’s knowledge, in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Management, including our Chief Executive Officer and Chief Financial Officer, do not expect that our disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detect.

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

(51)

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

For the years ended December 31, 2004 and 2002, the Registrant was invoiced by KPMG, the Company's independent auditors, for audit fees, audit-related fees, tax fees and all other fees as set forth below:

	Year Ended December	Year Ended December
	31, 2004	31, 2003
Audit fees (1)	41,000	41,000
Audit – related fees	-
Tax fees	-	-
All other fees	-
Total	41,000	41,000

(1) "Audit Fees" represent fees for the audit of the Company's annual financial statements, review of the Company's interim financial statements and review in connection with the Company's statutory and regulatory filings The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services to be provided by SmytheRatcliffe.

Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review and attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service. The Audit Committee approved all of the engagements and fees during the year ended December 31, 2004. The Audit Committee reviews with SmytheRatcliffe whether the non-audit services to be provided are compatible with maintaining the auditors' independence. The Board has determined that, beginning with January 1, 2004, fees paid to the independent auditors for non-audit related services in any year will not exceed the fees paid for audit services during the year. Permissible non-audit services

(52)

will be limited to fees for tax services, accounting assistance or audits in connection with acquisitions, and other services specifically related to accounting or audit matters such as registration statements filings or private placements or public offerings.

D)	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

E)	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM XVII	FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item XIX hereof and filed as part of this Annual Report. Included are audited consolidated balance sheets as at December 31, 2004 and 2003, and the consolidated statements of operations and deficit and cash flows for each of the years ended December 31, 2004, 2003 and 2002, including the Auditors’ Report to Shareholders.

These financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars. Such financial statements have been reconciled to U.S. GAAP (see note 22 therein). For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see “Item III - Key Information, Selected Financial Data – Exchange Rate Data”.

ITEM XVIII	FINANCIAL STATEMENTS

Not applicable.

(53)

ITEM XIX.	EXHIBITS

Exhibits attached to this Form 20-F are as follows:

Financial Statements
(i)	Auditors’ Report dated April 13, 2006.
(ii)	Consolidated Balance Sheets as at December 31, 2004 and 2003.
(iii)	Consolidated Statements of Operations and Deficit for the years ended December 31, 2004, 2003 and 2002.
(iv)	Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002.
(v)

Notes to the Consolidated Financial Statements for the years ended December 31, 2004, 2003 and 2002 Financial Statements Schedules are omitted because they are not applicable, not required or because the required information is included in the consolidated financial statement or notes thereto filed within.

Exhibit	Description

1.1	Registered Incorporation Memorandum. (1).

1.2	Articles of Continuance into Ontario. (1).

1.3	Articles of Amendment, Change of Name. (1).

2b.1	Convertible Debentures for $124,510, issued September 2003. To be filed upon request.

4.1	Court Ordered Settlement by Ontario Superior Court, dated October 14, 2003. (1).

4.2	4226054 Canada Inc., Commissison Agreement Janaury 1, 2004. (1).

4.3	1617165 Ontario Inc., Commissison Agreement November 1, 2005. (1).

4.4	2094711 Ontario Limited., Commissison Agreement January 1, 2006. (1).

4.5	Loan Agreement, dated September 21, 2005. To be filed upon request.

4.5.(i)	First Ammendment to Loan Agreement, dated October 11, 2005. To be filed upon request.

4.5.(ii)	Second Ammendment to Loan Agreement, dated November 6, 2006. To be filed upon request.

8.1	List of Subsidiaries. Filed herewith.

11.1	Code of Ethics, January 1, 2003. (1).

12.1	Section 302 Certification of Chief Executive Officer, dated December 15, 2006. Filed herewith.

12.2	Section 302 Certification of Chief Financial Officer, dated December 15, 2006. Filed herewith.

13.1	Section 906 Certification of Chief Executive Officer, dated December 15, 2006. Filed herewith.

13.2	Section 906 Certification of Chief Financial Officer, dated December 15, 2006. Filed herewith.

(1) Previously Filed

(54)

(55)

December 22, 2006

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

(56)

REPORT OF INDEPENDENT AUDITORS

TO THE SHAREHOLDERS OF FORUM NATIONAL INVESTMENTS LTD.

We have audited the consolidated balance sheets of Forum National Investments Ltd. as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows each of the years ended December 31, 2004, and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financing statement presentation.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financing statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years ended December 31, 2004, and 2003 in accordance with accounting principles generally accepted in Canada.

Chartered Accountants

/s/ SmytheRatcliffe

Vancouver, Canada
April 13, 2006, except for note 21 which is of December 22, 2006

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors requires the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going-concern, such as those described in note 3 to the consolidated financial statements. Our report to the shareholders dated April 13, 2006 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the notes to the financial statements.

Chartered Accountants

/s/ SmytheRatcliffe LLP

Vancouver, Canada
December 22, 2006

F-i

FORUM NATIONAL INVESTMENTS LTD.

December 31, 2004, 2003, 2002

Consolidated Financial Statements (Expressed in Canadian dollars)

FORUM NATIONAL INVESTMENTS LTD.
Consolidated Balance Sheets
(Expressed in Canadian dollars)
December 31

	2004	2003
Assets

Current
Cash	$213,065	$137,882
Short term investments	3,500	13,000
Accounts and notes receivable (notes 2 and 6)	517,562	663,816
Prepaid expenses	28,286	14,832
Inventory – condos	15,627	21,627
Amounts due from related parties (notes 11 and 18)	–	1,680
	831,123	852,855

Other Receivables (note 7)	299,018	669,216
Long-Term Receivables (notes 2 and 6)	285,478	856,243
Property, Plant and Equipment (note 8)	3,928,818	3,760,853
Deferred Costs, net ( note 9)	1,911,134	2,739,608
Intangibles, net (note 9)	12,500	15,000

	$7,268,071	$8,893,775

Liabilities and Shareholders’ Equity/(Deficiency)

Current
Accounts payable and accrued liabilities	$898,278	$977,252
Deferred revenue, current portion (note 10)	3,139,519	5,072,583
Amounts due to related parties (notes 11 and 18)	151,093	–
Current portion of advances against future revenue streams (note 12)	138,555	243,322
Current portion of deferred gain (note 7)	113,108	250,211
Convertible debentures (note 13)	40,486	48,105
	4,481,039	6,591,473

Deferred Revenue (note 10)	1,503,644	4,682,629
Advances Against Future Revenue Streams (note 12)	74,694	27,549
Deferred Gain (note 7)	117,696	419,005
Convertible Debentures (note 13)	–	124,510
Loans from Related Parties (notes 11 and 18)	254,995	–
	6,432,068	11,845,166

Shareholders’ Equity (Deficiency)
Capital Stock (note 15)	15,152,797	15,028,187
Deficit	(14,316,794)	(17,979,578)
Total Shareholders’ Equity/(Deficiency)	836,003	(2,951,391)

	$7,268,071	$8,893,775

Continuing operations (note 3)
Commitment and Contingencies (note 17)

Approved on behalf of the Board:

/s/ Dan Clozza	Director	/s/ Martin Tutschek	Director
Dan Clozza		Martin Tutschek

See accompanying notes to consolidated financial statements.

FORUM NATIONAL INVESTMENTS LTD.
Consolidated Statement of Operations and Deficit
(Expressed in Canadian dollars)
Year ended December 31

	2004	2003	2002
			Restated
Revenues
Membership sales and travel	$5,632,938	$6,490,652	$8,572,527
Membership dues	1,856,883	2,211,120	2,360,214
Interest	129,765	184,318	556,518
Miscellaneous	1,566,858	872,290	347,894
	9,186,444	9,758,380	11,837,153

Expenses

Wages	1,374,234	1,496,023	2,359,301
Bad debts	427,944	613,505	1,512,568
Legal and accounting	242,312	497,840	452,454
Direct selling	232,439	55,454	215,615
Office and related	206,991	306,533	711,193
Bank charges and interest	177,253	265,465	309,362
Travel	151,985	131,562	107,676
Rent	148,406	132,074	201,153
Condominium rentals	137,076	480,236	493,110
Consulting fees	124,008	135,897	345,574
Automotive	102,012	121,205	120,008
Other	75,613	61,078	78,699
Parts and maintenance	54,927	169,150	154,079
Postage, copying and printing	46,699	60,442	125,970
Equipment leases	36,726	81,504	109,922
Insurance	30,261	33,509	63,086
Advertising and promotion	28,854	6,242	22,204
Investor relations	2,480	21,720	27,044
Marketing	–	16,088	–
Amortization of property, plant, equipment	64,988	68,045	141,487
Amortization of deferred commission costs	1,564,724	1,589,766	1,597,220
	5,229,932	6,343,338	9,147,725

Income Before the Following	3,956,512	3,415,042	2,689,428

Gain on disposal of International Fitness
Vacations Inc. (note 6)	–	–	445,157
Gain on Sale of Offices (note 7)	–	–	279,418
Write-Down of Goodwill and Membership Contract Costs	–	–	(311,890)
Write-Down of Investment and Other Receivables	–	(106,557)	–
Write-Down of property, plant and equipment (note 8)	(291,931)	–	–

Income Before Income Taxes	3,664,581	3,308,485	1,308,876
Income Taxes (note 14)	1,797	45,438	35,247

Net Income for Year	3,662,784	3,263,047	1,273,629
Deficit, Beginning of Year	(17,979,578)	(21,242,625)	(22,516,254)
Deficit, End of Year	$(14,316,794)	$(17,979,578)	$(21,242,625)

Basic earnings (loss) per share (note 17)	$0.75	$2.36	$0.92
Diluted earnings (loss) per share (note 17)	$0.72	$2.36	$0.92

See accompanying notes to consolidated financial statements.

FORUM NATIONAL INVESTMENTS LTD.
Consolidated Statement of Cash Flows
(Expressed in Canadian dollars)
Years ended December 31

	2004	2003	2002
			Restated
Operating Activities
Net income	$3,662,784	$3,263,047	$1,273,629
Items not involving cash:
Deferred revenue	(3,518,248)	(5,530,073)	(8,239,026)
Miscellaneous revenue	(1,566,858)	(813,583)	(347,894)
Deferred commission costs	1,515,329	1,517,766	1,100,356
Amortization of property, plant, equipment,
membership contracts and intangibles	64,988	68,045	141,487
Gain on sale of International Fitness Vacations Inc.	–	–	(445,157)
Gain on disposal of offices	–	–	(279,418)
Write-down of goodwill and membership costs	–	–	311,890
Write-down of property, plant and equipment	291,931	–	1,793,237
Write-down of investment	–	56,500	–
Accretion of discount on advances against
future revenue streams	116,190	137,162	119,652
Revenue recognized on advances against
future revenue streams	(475,359)	(577,015)	(534,351)
Operating Cash Flow	90,757	(1,878,151)	(5,195,595)

Changes in non-cash operating working capital:
Accounts receivable and other receivables	501,279	(11,534)	(192,691)
Prepaid expenses	(13,454)	(5,172)	69,338
Inventory – condo’s	6,018	(21,645)	–
Decrease (increase) of long term receivables	570,765	(402,326)	2,743,578
Deferred costs	(686,854)	(2)	–
Accounts payable and accrued liabilities	(83,073)	(625,579)	260,338
Deferred revenue	(26,947)	2,620,794	1,507,975
Deferred gain	(438,412)	148,625	520,591
	(170,678)	1,703,161	1,703,161

Cash Used in Operating Activities	(79,921)	(174,990)	(286,466)

Investing Activities
Proceeds on sale of property, plant and equipment	160,500	–	170,000
Purchase of property, plant and equipment	(716,693)	(8,843)	(20,815)
Redemption(acquisition) of short term investments	9,500	(3,000)	(66,500)
Cash Used in Investing Activities	(546,693)	(11,843)	82,683

Financing Activities
Repayment of convertible debentures	(7,618)	(5,782)	(20,571)
Proceeds from advances against future revenue
streams (note 12)	301,547	126,751	163,381
Amounts due to related parties	152,773	7,018	(43,362)
Loans from related parties	254,995	–	–
Proceeds from convertible debentures	100	124,510	–
Cash Provided by Financing Activities	701,797	252,496	99,448

Increase (decrease) in Cash	75,183	65,663	(104,333)
Cash, Beginning of Year	137,882	72,219	176,553

Cash, End of Year	$213,065	$137,882	$72,220

Supplemental cash flow information (note 19)

See accompanying notes to consolidated financial statements.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Year ended December 31, 2004

1.	Incorporation and Nature of Operations

The Company was incorporated on September 22, 1995, under the Business Corporation Act of British Columbia and commenced operations on that date. On October 2, 1997, the Company was continued under the laws of the Province of Ontario. Effective February 26, 1999, the Company changed its name from Snowbird Vacations International Inc. to inTRAVELnet.com inc. and on April 17, 2002, the Company’s name was changed to Forum National Investments Ltd. The Company earns dues from members of its travel club, who are entitled to the full-travel services of the Company.

2.	Change in Accounting Policy

The Company previously excluded from the balance sheet the amounts receivable from the sale of memberships that were not due until future years (note 4(e) and 6). In 2003 the Company changed its accounting policy to include these long-term receivables net of estimated uncollectible, deferred interest and potential GST accruals.

3.	Going Concern

For the year ended December 31, 2004 the Company had net income of $3,662,784 compared to net income of $3,263,047 and $1,273,629 for the years ended December 31, 2003 and 2002 respectively. In 2004, the Company consumed net cash in operating activities of $79,921 and used $174,990 and $286,466 in 2003 and2002 respectively and at December 31, 2004 had a working capital deficiency of $3,649,916 (2003 - $5,738,618; 2002 - $5,866,547) and shareholders’ equity of $836,003 ( deficit 2003 - $2,951,391) and (deficit 2002 - $6,214,438). These financial statements have been prepared on a going-concern-basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Accordingly, these financial statements do not include any adjustments to the specific amounts and classifications of assets and liabilities, which might be necessary should the Company be unable to continue as a going concern.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Year ended December 31, 2004

4.	Significant Accounting policies

	(a)	Basis of presentation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles(“ Canadian GAAP”) and include the accounts of the Company and the following wholly owned subsidiaries:

	Incorporating	Date of acquisition
Subsidiary	jurisdiction	or incorporation

inTRAVELnet Inc.	Alberta, Canada	November 9, 1999
Intravelnet Ltd	Ontario, Canada	July 25, 2003
ATM Travel Group Ltd. (“ATM”)	British Columbia, Canada	April 3, 2000

All significant inter-company balances and transactions have been eliminated.

As described in note 22, Canadian GAAP differ in certain material aspects from accounting principles generally accepted in the United States (“US GAAP”)

(b)	Revenue recognition

The company generates revenues from the sale of memberships, dues and charter sales. The portion of revenue received by members, which entitles members to use the Company’s vacation and travel club privileges at a future date is deferred and recognized in income evenly overt the term of the member’s entitlements. For lifetime memberships, revenue is is recognized over a period of five years, which is management’s best estimate of the period over which performance will be required.

(c)	Stock-based Compensation

The Company follows the recommendations of the CICA for stock-based compensation and other stock-based payments. Under the amended recommendations, the Company accounts for stock options granted to directors, employees and consultants using the fair value method. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model and charged to earnings over the vesting period with a corresponding increase in contributed surplus. Upon exercise of the stock options, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to capital stock.

No stock options were granted to either employees or non-employees during the year ended December 31, 2004 or 2003 or 2002.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Year ended December 31, 2004

4.	Significant Accounting Policies (continued)

	(d)	Property, plant and equipment

Property, plant and equipment are stated at cost. Amortization is provided on a straight-line basis in order to amortize the cost of depreciable assets over their estimated useful lives. For assets constructed internally, amortization is charged once the asset is complete and brought into use. The Company periodically evaluates the recoverability of its in-use property; plant and equipment based on expected undiscounted future cash flows and recognizes impairments, if any, when the undiscounted future cash flows are expected to be less than the carrying value of the asset. For assets, which are under construction, the Company evaluates recoverability based on the fair market value of the asset on the reporting date. When impairment in value is noted, the carrying value of the property, plant and equipment is reduced by a charge to operations.

The annual rates applied are as follows:

Asset	Basis	Rate

Motor vessels	Straight-line	4%
Houseboats	Straight-line	4%
Service boats	Straight-line	10%
Equipment	Straight-line	20%
Computers	Straight-line	30%
Leasehold improvements	Term of lease	5 years

(e)	Deferred costs:

Sales commissions are deferred and amortized to operations on the same basis as the related membership sales are recognized as revenue.

(f)	Purchased intangibles:

The Company defers and amortizes the cost of purchased intangibles, which consists of a license that allows ATM to purchase airline tickets for the Company’s travel service business. Amortization is provided on a straight-line basis over a period of ten years.

In August 2001, the Canadian Institute of Chartered Accountants (“CICA”) issued recommendations whereby tangible assets acquired in a business combination should be identified and recognized apart from goodwill when they arise from either contractual enterprise and sold, transferred, licensed, rented or exchanged, either individually or with a group of related assets or liabilities. Goodwill and intangible assets having indefinite lives are not amortized, but are tested for impairment at least annually. Intangible assets with definite lives are amortized over their estimated useful lives. When the carrying amount of goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in the statement of operations. Goodwill is tested for impairment on a reporting unit basis. The Company has identified one reporting unit.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Year ended December 31, 2004

4.	Significant Accounting Policies (continued)

Purchased intangibles (continued)

The Company’s other intangible assets are all determined to have finite useful life and are amortized according to the policies in effect before January 1, 2002. This policy includes a periodic review of the recoverability of intangibles.

(g)	Foreign currency translation

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

(h)	Advances against future revenue streams

The Company has entered into arrangements whereby future streams of certain financed membership cash flows are sold to a third party (“Lender”) while the Company is committed to provide the future services under these membership contracts. The Company receives cash proceeds on the sale at a discount to the future proceeds that the Lender is expected to receive from the customers. The Lender has recourse against the Company should the amounts become uncollectible, and the Company establishes a reserve for such amounts. For accounting purposes, the discounted proceeds have been recorded as a liability at the time of the transaction (note 12), which is credited to the gross value through a charge to interest expense over the term of the membership contracts. The related revenue is recorded as a reduction of the liability to reflect the membership services rendered by the Company with the resulting reduction in the Company’s potential obligation, in accordance with its revenue recognition policy (note 4(b)).

(i)	Earnings (loss) per share

Earnings (loss) per share is calculated based on the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is calculated using the treasury stock method.

(j)	Income taxes

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

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Year ended December 31, 2004

4.	Significant Accounting Policies (continued)

(k) Use of estimates:

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

5.	Financial Instruments

(a)      Fair value

Carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, short-term investments, accounts and notes receivable, accounts payable and accrued liabilities and income taxes payable approximate fair values due to their short maturities. The fair value of the convertible debentures is not readily determinable as these instruments were issued to related parties and comparable market rates are not available. The fair value of long-term receivables has been determined to approximate their carrying value at December 31, 2004 and 2003 and 2002.

(b)      Credit risk

The distribution of the Company’s customers and suppliers and the business risk management procedures in place has the effect avoiding any significant concentration of credit risk.

(c)      Interest rate risk

Interest rate risk consists of two components:

     (i) To the extend that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate risk

     (ii) To the extend that changes in prevailing market interest rates differ from the interest rates in the Company’s monetary assets and liabilities, the company is exposed to interest rate fluctuations.

(d)      Currency risk

The Company purchases the majority of goods and services in Canadian Dollars and accordingly, has minimal exposure to foreign exchange risk.

6.	Long-Term Receivables

Long-term receivables represent the non-current portion of amounts due to the Company in conjunction with membership and travel club sales. These receivables are evidenced by promissory notes bearing interest at an average rate of 8% per annum and are repayable over periods not exceeding 60 months.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Year ended December 31, 2004

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

As a result, $669,216 pursuant to the promissory notes (the "Promissory Notes") executed after March 1, 2002 by members of the Company’s travel club which, on their face, are stated to be held by any of the Company, Intravelnet.com, Snowbird Vacations International, Snowbird Vacations or either Snowbird Marketing or 1508812 Ontario Inc. as agent for any of the foregoing, are to be paid to and received by the Company.

The FVC Defendants and all other Applicants to the case will deliver up to the Company for cancellation all share certificates of the Company in which he, she or it has a beneficial or legal interest. A total of 300,110 common shares of the Company will be placed in escrow and cancelled when all issues are settled.

8.	Property, Plant and Equipment

		Accumulated	Net book
2004	Cost	amortization	value

Motor vessel	$3,566,694	$–	$3,566,694
Houseboats	350,000	–	350,000
Service boats	49,979	43,709	6,270
Equipment	185,246	181,815	4,004
Computers	124,445	122,596	1,849
Leasehold improvements	27,601	27,600	1

	$4,304,538	$375,720	$3,928,818

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Year ended December 31, 2004

8.	Property, Plant and Equipment (continued)

		Accumulated	Net book
2003	Cost	amortization	value

Motor vessel	$3,200,000	$–	$3,200,000
Houseboats	764,698	247,267	517,431
Service boats	49,979	38,711	11,268
Equipment	205,342	176,508	28,834
Computers	106,458	104,315	2,143
Leasehold improvements	25,461	24,284	1,177

	$4,351,938	$591,085	$3,760,853

At December 31, 2004, the Company’s motor vessel is under construction and is therefore not being amortized.

9.	Intangibles

	2004	2003

Purchased intangibles	$25,000	$25,000
Accumulated amortization	12,500	10,000
	$12,500	$15,000

Deferred Costs	$3,426,463	$4,257,374
Accumlated amortization	1,515,329	1,517,766
	$1,911,134	$2,739,608

10.	Deferred Revenue

	2004	2003

Deferred membership sales	$4,643,163	$9,755,201
Less: Current portion	3,139,519	5,072,583
	$1,503,644	$4,682,629

The deferred membership sales and dues relates to the portion of revenue, which entitles members to use the Company’s vacation and travel club privileges at a future date. The revenue is recognized as indicated in note 4(b).

During the year 2004, the Company entered into travel club membership agreements with a total value of $763,665 (2003 - $135,810; 2002 - $2,488,346). The following table reconciles the total value of these travel club memberships entered into during the year to the amounts due to be received in future years from these agreements. As described in note 4(b), the revenue from these memberships are recognized evenly over the term of the membership.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Year ended December 31, 2004

10.	Deferred Revenue (continued)

	2004	2003	2002

Travel club memberships entered
into during the year	$763,665	$135,810	$2,488,346
Amount recognized as revenue
during the year	(87,240)	(27,162)	(471,206)

Future years’ revenue to be earned from
current year membership agreements	676,425	108,648	2,017,140
Cash collected during the year related to
future years’ revenues	(332,163)	(79,487)	(1,563,222)

Amounts due to be received in subsequent years
from current year membership agreements	$344,262	$29,161	$453,918

11.	Amounts Due from/to Related Parties

The amounts from directors and officers are unsecured, non-interest bearing and repayable on demand and relate primarily to advances made by the Company, net of expenditures.

12.	Advances Against Future Revenue Streams

During the years ended December 31, 2004 and 2003, the Company sold future streams of revenue as described in note 4(h). The activity is summarized as follows:

	2004	2003

Balance, January 1	$270,871	$583,973
Proceeds from sale of future revenue streams, net of
discount, reserve and buybacks	301,547	126,751
Accretion of discount to interest expense during the year	116,190	137,162
Recognition of membership revenues during the year	(475,359)	(577,015)

Balance, December 31	213,249	270,871
Current portion	138,555	243,322

Long-term portion	$74,694	$27,549

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Year ended December 31, 2004

13.	Convertible Debentures

During 2004, $ 7,619 (2003 - $5,782) of 8% convertible debentures was repaid. The conversion privilege to convert to common shares of the Company in the amount of $124,510 (2003 - $0) of convertible debentures issued to officers, directors and shareholders of the Company were exercised and 4,060,000 common shares were issued after approval by shareholders at the Annual General Meeting (held June 2, 2004).

14.	Income Taxes

The effective income tax rate differs from the Canadian statutory income tax rate. The principal factor causing the different rates is shown below:

	2004	2003	2002

Statutory income tax rate	33.6%	33.6%	39.1%

Statutory rate applied to income (loss) from
operations before income taxes	$1,228,864	$845,605	$511,770
Permanent differences	47,550	64,257	421,628
Large corporations tax and other	1,797	45,438	35,247
Non-capital losses not previously recognized	–	–	–
Tax effect of depreciation and amortization in excess of
capital cost allowance	(1,276,410)	(909,862)	(1,361,517)

	$1,797	$45,438	$35,247

The tax effects of the significant temporary differences, which comprise the deferred tax assets and liabilities at December 31, 2005 and 2004, are as follows:

	2004	2003

Future income tax assets:
Non-capital loss carry forwards	$1,509,270	$1,188,040
Capital loss carry forwards	28,850	28,595
Property, plant and equipment – un-depreciated tax cost
in excess of net book value	2,367,400	1,423,931
Intangibles	1,281,200	1,269,743

Total gross future income tax assets	5,186,720	3,910,309

Valuation allowance	(5,186,720)	(3,910,309)

	$–	$–

The ultimate realization of the future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. In assessing the reliability of future tax assets, management considers whether it is more likely than not that

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Year ended December 31, 2004

14.	Income Taxes (continued) some portion or all of the future tax assets will be realized. Where management does not believe that realization is more likely than not, a valuation allowance is provided.

The Company has non-capital income tax loss carry forwards of approximately $1,509,000 available to reduce future years taxable income expiring between 2007 and 2014

The Company has a capital loss carry forward of $277,800 which can be carried forward indefinitely.

15.	Capital Stock

(a) The authorized share capital of the Company consists of 100,000,000 common shares.

(b) The issued share capital of the Company is as follows:

	Number
	of shares	Amount
Issued and outstanding, December 31, 2002	1,384,771	$15,028,187

Issued during the year ended December 31, 2003	-	-
Issued and outstanding, December 31, 2003	1,384,771	15,028,187

Less: Shares in escrow (note 7)	(300,110)	–
Issued during the year upon conversion of denture (note 13)	4,060,000	124,610

Issued and outstanding, December 31, 2004	5,144,661	$15,152,797

Shares issued for non-cash consideration have been recorded at the market value of the shares at the date of agreement.

(c)	Options:

The Company has no outstanding employee and director stock options to purchase common shares of the Company.

16.	Earnings (Loss) per Share

Basic earnings (loss) per share is calculated based upon the weighted average number of voting common shares outstanding during the year, which was 4,899,949 in 2004 (2003 - 1,384,771; 2002 – 1,381,964). Diluted earnings (loss) per share reflects the dilutive effect of the convertible debentures outstanding at the end of the year or those items exercised or converted during the year, as if they had been exercised at the beginning of the year or the date issued, if later. Where the impact of conversion or exercise is anti-dilutive, the conversions are not included in the calculation of diluted per share amounts.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Year ended December 31, 2004

17.	Commitments and Contingencies

(a)	The Company has commitments in respect of operating leases with total aggregate payments due of approximately $145,159 (2003 $136,792). Payments due in each of the next five years are as follows:

2005	$94,473
2006	43,730
2007	6,956
2008	–
2009	–

(b)	The Company has commitments in respect of office leases with total aggregate payments due of approximately $385,441 (2003 - $409,704). Payments due in each of the next five years are as follows:

2005	$174,460
2006	109,863
2007	47,795
2008	30,470
2009	22,853

18.	Related party Transactions

In addition to related party transactions disclosed elsewhere in these financial statements, the following transactions have occurred:

(a)

During 2004, the Company paid $172,500 (2003 - $0) as settlement and $44,400 (2003 - $114,827; 2002 - $120,339) in consulting fees to directors or companies controlled by directors of the Company. The Company also reimbursed $185,535 (2003 - $156,321; 2002 - $138,802) to directors for expenditures made on behalf of the Company.

(b)

At December 31, 2004, directors and officers advanced $406,088 (2003 - $0; 2002 - $0) to the Company in the form of loans and short-term financing. The amounts advanced from directors and officers are unsecured, non-interest bearing and repayable on demand.

(c) During 2004, the Company wrote-off an amount of $68,069 (2003 – $ 84,781; 2002 - $0) being advances in lieu of expenses due from former officers and employees of the Company.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Year ended December 31, 2004

19.	Supplementary Information

Cash flow information:

	2004	2003	2002

Interest paid	$36,987	$23,347	$4,704

Non-cash financing and investing activities:
Common shares in the company issued for:
Exercise of convertible debentures	124,510	–	–
Common shares in the company received for:
Disposal of International Fitness Vacations Inc	–	–	191,648
Sale of property, plant and equipment	–	–	204,604

20.	Subsequent Events

In addition to subsequent events disclosed elsewhere in these financial statements the following occurred subsequent to year-end:

	(a)	Effective September 28, 2005 the Company entered into a loan agreement with Caterpillar Financial Services Corporation (“CAT”).

CAT will loan up to US $3 million to the company for completion of the Company’s 120-foot motor yacht, the “Spirit of Two Thousand and Ten”.

	(b)	A motor vessel purchased from one of the directors in 2004, was disposed of in April 2006 for 500,000 common shares of the Company and returned to treasury.

(c)

Effective March 31, 2006 the Company ceased its relationship with the operator of its Barrie, Ontario sales and marketing operations. The Company continues to seek other viable sales and marketing opportunities in Ontario.

	(d)	The Company returned to treasury 300,000 common shares of the Company in April 2006 that were to be issued but were never released in respect of an uncompleted business transaction.

21.	United States generally accepted accounting principles (“U.S. GAAP”) reconciliation:

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

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Year ended December 31, 2004

21.	United States generally accepted accounting principles (“U.S. GAAP”) reconciliation (continued):

(a)	Stock-based compensation:

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

For the year ended December 31, 2004, no employee stock options were granted. Accounting for employee stock options under U.S. GAAP would not result in additional compensation expense for fiscal 2004, 2003, or 2002.

(ii)

Under U.S. GAAP, the issue of stock options and warrants to non-employees is accounted for under Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”). The Company recognizes compensation expense for stock options, issued to non-employees for services received based upon the fair value of the services received or the equity instruments issued, whichever is more reliably determined. During the year ended December 31, 2002, the Company adopted the new recommendations of the CICA Handbook section related to stock- based compensation payments (note 4(c)). Under this new policy, stock options issued to non-employees after December 31, 2001 are accounted for consistently with U.S. GAAP. Therefore, for the year ended December 31, 2002, the only measurement difference for non-employees are those carried forward from the prior years as noted below.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Year ended December 31, 2004

21.	United States generally accepted accounting principles (“U.S. GAAP”) reconciliation (continued):

	2001	2000

Expected volatility	1.73	1.98
Risk-free rate	5.48%	4.23%
Dividend yield	0%	0%
Expected life of options	0.6 years	1.6 years

Accounting for the non-employee options on this basis would result in recording additional compensation expense and share capital of $ Nil (2004 - $ nil; 2003 - $ nil) and would be a cumulative amount of $684,664 from the year of adoption of FAS No. 123 to December 31, 2004.

(b)	Valuation of stock issued for assets and services:

(i)

During the year ended December 31, 2000, the Company acquired International Fitness Vacations for 992,000 common shares of the Company. Under Canadian GAAP, the acquisition was valued based on the estimated fair value of the assets acquired. For U.S. GAAP purposes the acquisition would be valued based on the market value of the shares given. Accordingly as at December 31, 20003 and 2004, the application of U.S. GAAP would result in an increase in share capital of $1,217,705, an increase in goodwill of $1,105,346 and an increase in the deficit of $112,359.

During the year ended December 31, 2001, goodwill relating to the acquisition of International Fitness Vacations was written down, and as such, the additional goodwill recorded on the acquisition under U.S. GAAP was written off. Accordingly as at December 31, 2003 and 2004, the application of U.S. GAAP would result in an increase in share capital and deficit of $1,217,705.

(ii)

During the years ended December 31, 2001 and 2000, the Company settled a number of accounts payable by the issuance of stock options and common shares. For Canadian GAAP purposes, the transactions were recorded at the carrying value of services received. For U.S. GAAP purposes, the transactions would be valued based on the market value of the options or shares issued. Accordingly, for the year ended December 31, 2003 and 2004, the application of U.S. GAAP would result in an increase in share capital and deficit of $695,681.

(iii) During the years ended December 31, 2004, 2003 and 2002, the Company did not issue shares under its incentive share purchase plan (note 4(c)).

(c)	Recent accounting pronouncements:

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Year ended December 31, 2004

21.	United States generally accepted accounting principles (“U.S. GAAP”) reconciliation (continued):

(i)

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

(ii)

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

SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. SFAS No. 146 was effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of, FAS No. 146 had no material impact on financial condition or results of operations of the company.

(iii)
In January 2003 the FASB issued Interpretation No. 46 (‘FIN46”), “Consolidation of Variable Interest Entitles”, an Interpratation of Accounting Reasearch Bulletin No. 51 “Consolidated Financial Statements”. FIN 46 estblishes accounting guidance for consolidation of varibale interest entites that function to support the activites of the primary beneficiary. In December 2003 the FASB revised FIN 46 and issued FIN 46 (revised December 2003) (“FIN 46R”). In addition to conforming to previously issued FASB staff positions. FIN No 46R deferred the implementation date for certain variable interest entities. This revised interpretation is effective for all entities no later than the end of the first reporting period that ends after March 15, 2004. (The Company does not have any investments in or contractual relationship or other business relationship with a variable interest entity an therefore the adoption of this interpretation will not have any impact on the companies consolidated results of operations, consolidated financial position of consolidated cash flows).

(iv)
In December 2004, the FASB issued a revised Statement 123 (“SFAS 123R”), “Accounting for Stock-Based Compensation” requiring public entities to measure the cost of employee servicesd received in exchange for an award of equity instruments based on grant date fair value. The cost will be recognized over the period during which an employee is required to provide the service in exchange for the award-usually the vesting period. The effective date for this statement is as of the first interim period that begins after June 15, 2005 (after December 15, 2005 for small business filers). (We do not anticipate that the adoption of this standard will have a material impact on our financial statements.)

(v)
In December 2004, the FASB issued SFAS No. 152 “Accounting for real Estate Time sharing transactions- an amendment of FASV statements No. 66 and 67” (“SFAS 152”). SAS 152 amends SFAS 66 and 67 to reference the financial accounting and reporting guidance for real estate timesharing transactions that is provided in AICPA statement of position (SOP) 04-2,, Accounting for Real Estate Time-Sharing Transactions. SAS 152 is effective for financial statement for fiscal years beginning after June 15, 2005. (We do not anticipate that the adoption of this standard will have a material impact on our financial statements.)

(vi)
In May 2005, the FASB issued FASB Statement No. 154, “Accounting Changes and Error Corrections (“SFAS 154”). SFAS 154 replaces Accounting Principles Board Opinion No. 20 “Accounting Changes” and FASB Statement No. 3 “Reporting Accounting Changes in interim Financial Statements,” and requires the direct effects of accounting principle changes to be retrospectively applied. The existing guidance with respect to accounting estimate changes and corrections of errors is carried forward in SFAS 154. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. (The company does not expect the adoption of SFAS 154 to have a material effect on its financial statements.)

(d)	Reconciliation:

The effect of the differences between Canadian GAAP and U.S. GAAP (including practices proscribed by the SEC) on the consolidated balance sheets and statements of operations are summarized as follows:

(i)	Share capital:

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Year ended December 31, 2004

21.	United States generally accepted accounting principles (“U.S. GAAP”) reconciliation (continued):

	2004	2003

Share capital, under Canadian GAAP	$15,152,797	$15,152,797
Adjustment for stock based compensation for non-employees (a)	684,664	684,664
Adjustment for acquisition of International Fitness Vacations (b(i))	1,217,705	1,217,705
Adjustment for accounts payable settled by share issuances
(b(ii))	695,681	695,681

Share capital, under U.S. GAAP	$17,750,847	$17,750,847

(ii)	Deficit:

	2004	2003

Deficit, under Canadian GAAP	$(14,316,794)	$(17,979,578)
Adjustment for stock based compensation for non-employees (a)	(684,664)	(684,664)
Adjustment for acquisition of International Fitness Vacations (b(i))	(1,217,705)	(1,217,705)
Adjustment for accounts payable settled by share issuances
(b(ii)	(695,681)	(695,681)

Deficit, under U.S. GAAP	$(16,914,844)	$(20,577,628)

(iii)	Net income (loss) and earnings (loss) per share for the year:

	Years ended December 31,
	2004	2003	2002
Net Income for the year, under Canadian
GAAP	$3,662,784	$3,263,047	$1,273,629

Net Income for the year, under U.S. GAAP	$3,662,784	$3,263,047	$1,273,629
Basic Earnings (loss) per share, under U.S. GAAP	$0.75	$2.36	$0.92