Form 20-F
period 2005-12-31
FORUM NATIONAL INVESTMENTS LTD
filed 2006-12-29
CIK 1065579

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal year ended December 31, 2005

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

As of December 31, 2005 Common Shares without par value: 5,144,661

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

(2)

FORUM NATIONAL INVESTMENTS LTD.
TABLE OF CONTENTS

(3)

(4)

GENERAL

In this Annual Report on Form 20-F, all references to “Forum”, or the “Company” refer to Forum National Investments, Ltd. and its subsidiaries and affiliated companies. References to this “Form 20-F” and this “Annual Report” mean references to this Annual Report on Form 20-F for the year ended December 31, 2005.

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

(5)

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

Set forth below is certain selected financial data for the Company for the year-end fiscal periods 2001 to 2005. The following information must be read in conjunction with the more detailed financial information contained in the accompanying audited financial statements prepared in accordance to Canadian GAAP. Unless otherwise stated, all references to dollars herein are to Canadian dollars. As at December 31, 2005, one United States Dollar was equal to 1.1659 Canadian dollars and that value is used in the calculations herein, unless otherwise indicated.

TABLE OF SELECTED CONSOLIDATED FINANCIAL DATA

(Stated in Canadian Dollars)

		Year Ended December 31
		2005	2004	2003	2002	2001
Current Assets	(2)	$1,707,562	$831,123	$852,855	$938,659	$1,384,357
Capital Assets		4,591,964	3,928,818	3,760,853	3,817,556	5,631,253
Total Assets	(2)	7,948,618	7,268,071	8,893,775	10,073,096	15,842,113
Current Liabilities,	(2)	1,331,598	1,341,520	1,518,890	1,955,794	1,744,234
Excluding Deferred
Revenue
Deferred Revenue		2,560,525	4,463,163	9,755,212	13,478,076	20,647,021
Convertible Debentures		40,486	40,486	175,615	53,887	74,485
Share Capital		15,152,797	15,152,797	15,028,187	15,028,187	15,424,439
Shares Subscribed		-	-	-	-	-
Deficit		(12,664,990)	(14,316,794)	(17,979,578)	(21,242,625)	(22,516,254)

Net Revenue from		$5,923,516	$9,186,444	$9,758,380	$11,837,153	$10,983,259
Operations
Net Income (Loss) from		1,651,804	3,662,784	3,263,047	1,273,629	(7,519,058)
Operations
Earnings (Loss) per	(1)	0.32	0.75	2.36	0.92	(4.96)
Share from Operations
Fully Diluted Earnings	(1)	0.32	0.72	2.36	0.92	(4.96)
(Loss) per Share
Weighted Average	(1)	5,144,661	4,899,949	1,384,771	1,381,964	1,517,543
number of shares for
calculating basic and
diluted Earning (Loss)
per share

(1)	Effective July 5, 2002 the Company’s shares were consolidated on a ten (10) old for one (1) new basis. The prior years numbers have been changed to reflect the reverse split.

(8)

(2)

The Company’s financial statements for 2002 and 2001 have been retroactively restated. The Company previously followed the practice of excluding from the balance sheet the amounts receivable from the sale of memberships that were not due until future years. In 2003 the Company changed the policy and now reports long-term receivables net of estimated uncollectible, deferred interest and potential GST accruals.

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

The Company May Require Additional Capital

The Company has a construction loan from Caterpillar Financial Services to complete the refit to the 120” Yacht in the amount of $3.9 million USD, construction and is slated for completion in the first quarter of 2007. It presently has a working capital deficiency of $613,922. The Company continues to restructure its operations to operate within the continually evolving and volatile travel industry and general economic climate. The Company plans to generate sufficient operating capital through operations. There can be no assurances the Company will be able to generate sufficient investment from borrowing, the sale of equity, or a combination thereof. If additional financing is required, there is no certainty it will be available when and to the extent required or that if available, it will be on acceptable terms. If adequate funds are not available on acceptable terms, the Company may not be able to fund existing operations in their current state, fund business expansion, develop or enhance its products or services, or respond to competitive pressures. This could have a material adverse effect on the Company's existing operations and planned growth.

(10)

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

Common Share Dilution

Situations may arise which could require the issuance of additional shares of the Registrant. During 2003 the Company issued convertible debentures in the amount of $124,510 to officers,

(11)

directors and shareholders of the company. In spring of 2004 debentures were converted into common stock of the company increasing the number of shares outstanding to 5,744,771. Furthermore future equity financings, property transactions, issuance of stock options among other things may require the subsequent issuance of the Registrant’s securities.

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

(12)

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

(13)

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

(14)

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

(15)

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

(16)

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

(17)

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

The Company has not marketed houseboat memberships since 1999 due to several factors including the prohibitive cost of maintaining an older fleet of houseboats. Faced with the complete refit of some of the houseboats the Company has subsequent to December 31, 2005 sold all remaining houseboat and service vessels in the fleet.

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

(18)

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

The Company’s main business is providing travel services for the members of its “Snowbird Vacations International” travel club. A travel club membership entitles the member to access wholesale travel at rates marginally above the cost to the travel agency as well as vacation condominium rentals at wholesale rates through the Company’s wholesale network affiliation with the Cooperative Association of Resort Exchangers (C.A.R.E.) and other strategic relationships in the travel industry. The Company continues to develop products and services for its members, and seeks to expand its membership by securing and contracting licensed marketing agents throughout Canada. The Company presently markets new memberships in the Province of Ontario. The following table depicts membership sales and membership dues for the travel club.

	2005	2004	2003
Membership Sales	$3,367,167	$4,951,541	$5,482,008

Membership Dues	$1,690,200	$1,856,883	$2,211,120

Total	$5,057,367	$6,808,424	$7,693,128

For the fiscal year 2005, a total of 311 (2004 - 268, 2003 - 67) travel club memberships were sold for a mean average non-refundable purchase price of $ 3,722 (2004 - $3,134, 2003 - $2,207) with a standard deviation of $ 1,289 (2004 - $1,125, 2003 - $1,641). As a result of the judgment obtained against the Ontario defendants, membership increased by an additional 437 family’s in 2003. The Company’s acquisition of Embassy Travel Club increased memberships by an additional 110 subsequent to December 31, 2005.

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

(19)

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

The Company has sold the following travel club memberships:

	2005	2004	2003

Travel Club Memberships entered into during the year	$990,645	$763,665	$135,810
Amount recognized as revenue during the year	(110,384)	(87,240)	(27,162)

Future years revenue to be earned from current year
membership agreements	880,261	676,425	108,648
Cash collected during the year related to future years revenue	690,317	332,163	79,487

(20)

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

(21)

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

(22)

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

(23)

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

(24)

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

The Company leases an office in Edmonton, Alberta, situated at #5, 9908, 109th Street, where customer service is administered. The Company's lease for this 587sq. ft. space expires on October 31, 2008.

The Company leases an office in Windsor, Ontario, situated at 810 Quellette Avenue, where travel agency services are provided. This office is approximately 600 square feet and the lease expires on January 31, 2007.

The Company leases an office in London, Ontario, situated at #102 – 920 Commissioner Street East, London, Ontario where travel agency services are provided. This lease expires on October 31, 2007.

(25)

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

The following discussion of the financial condition, changes in financial condition and results of operations of the Company for the years ended December 31, 2005, 2004, and 2003 should be read in conjunction with the Consolidated Financial Statements of the Company for the years ended December 31, 2005, 2004, and 2003. Except as otherwise indicated, all dollar amounts contained in this discussion and analysis and the Consolidated Financial Statements are in Canadian dollars. The financial information presented in the Consolidated Financial Statements was prepared in accordance with generally accepted accounting principles (GAAP) in Canada. Note 22 of these Consolidated Financial Statements of the Company sets forth the material differences between Canadian and U.S. GAAP.

A)	OPERATING RESULTS

Critical Accounting Policies

The preparation of our financial statements requires that we adopt and follow certain accounting policies generally accepted in Canada. Amounts presented in the financial statements have been determined in accordance with such policies, certain of which incorporate estimates and assumptions. Although

(26)

management believes that the estimates and assumptions are reasonable, actual results may differ.

The detailed accounting policies are listed in Note 4 to the Financial Statements for the year ended December 31, 2005. Included below is a discussion of the accounting policies that are affected by the most significant judgments and estimates used in the preparation of the financial statements, how such policies are applied and how results differing from the estimates and assumptions would affect the amounts presented in the financial statements. Other accounting policies also have a significant effect on our financial statements, and some of these policies also require the use of estimates and assumptions.

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

(27)

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

Selected Annual Information

The following depicts some of the Company’s significant operating results:

	Year End December 31
	2005	2004	2003
Travel Club Memberships Sold	$990,645	$763,665	$135, 810
Amount Recognized as Revenue during	110,384	87,240	27,162
the year see Note # 10
Membership Dues	$1,690,200	$1,856,883	$2,211,120
# Travel Club Memberships Sold (1)	311	268	504
Mean Average Membership Price (1)	$3,723	$3,134	$2,207

(28)

	Year End December 31
	2005	2004	2003
Standard Deviation from Mean (1)	1,289	1,215	1,601
Net Income (Loss) for the year (2)	1,651,804	3,662,784	3,263,047
Basic Income (Loss) per Share (2) (3)	$0.32	$0.75	$2.36

(1)

As a result of the 2003 judgement obtained in the Company’s Ontario litigation a total of 437 new members were added to the total membership. These figures were not included in the calculation of membership sales, average price or standard deviation.

2005 year-end Travel Club Memberships sales increased totals were up by 29.7% to $990,645 compared to ($763,665 – 2004, and $135,810 – 2003), with amount recognized as revenue during the year increased by 26.5% to $110,384 ($87,240 - 2004, $27,162 - 2003) and corresponding total revenue decreased by 35.8% to $5,923,516 ($9,186,444 – 2004, $9,758,380 – 2003).

In 2005 gross cash flow from operations increased 3.7% to $ 2,966,897 with a net cash inflow from operations of $ 394,102, compared to gross cash flows of $2,859,910 with a net cash outflow from operations of $79,921 in 2004, and gross cash flow of $2,924,095 with a net cash outflow from operations of $174,990 in 2003.

The Company had revenues from membership dues of approximately $1,690,200 for the year ended December 31, 2005, $1,856,883 in 2004, and $2,211,120 in 2003, and expects dues to approximate the level obtained in 2005 for the year ended December 31, 2006.

For the fiscal year 2005, a total of 311 travel club memberships were sold, increase of 16% (2004 – 268, 2003 – 67) The mean average non-refundable travel club membership purchase price increased 19% to $ 3,723 ($3,134– 2004, and $2,207– 2003). Standard deviation from the mean purchase price has increased 6% to $1,289 ($ 1,215 – 2004, and $1,641 – 2003).

Net Income for the year decreased to $1,651,804 ($3,662,784 – 2004, and $3,263,047 – 2003). Basic earnings per share were $0.32 for the year ($0.75 – 2004, and $2.36 – 2003).

There were 5,144,661 shares outstanding as of December 31, 2005 and 2004 compared with 1,384,771 in 2003. In spring of 2004 the debenture holders exercised a conversion privilege on debentures they owned. The result was the issuance of 4,060,000 shares of the Company.

Expenses decreased by 19.2% or $1,002,143 in 2005 due mainly as a result of the continued effects of the divesture of the sales and marketing operations and the operating costs associated with their operations.

The largest expense was the amortization of commissions from the sale of memberships during the fiscal year. Total commissions costs in 2005 amounted to $1,277,223 compared to $1,564,724 in 2004 and $1,589,766 in 2003. Commissions are deferred over a five-year period. In 2005 the commission expense included one-fifth of commissions paid out in 2001, 2002, 2003, 2004 and 2005.

(29)

The largest decrease in expenses of $287,501 occurred in Deferred Commissions to $1,277,223 in 2005, (2004 - $1,564,724) compared to $1,589,766 in 2003. The decrease was the result of reduced membership sales and resulting commission in previous years.

The second largest decrease in expenses of $194,610 occurred in Wage expenses to $1,179,624 in 2005. Wage related expenses in 2004 totaled $1,374,234 and $1,496,023 in 2003 respectively. The Company continues to see the effects of the divesture of Company owned Sales and Marketing operations.

The third largest decrease in expenses of $189,435 occurred in Bad debts to $238,509 in 2005, ($427,944 – 2004) compared to $ 613,505. The decreases occurred as result of decreasing receivables combined with our permanent in-house collection function.

Consulting fees in 2005 totaled $33,800, a decrease of $90,208 compared to $124,008 in 2004 and $135,897 in 2003. Consulting fees in 2005 decreased as a direct consequence of reduced IT development requirements in 2005.

B)	LIQUIDITY AND CAPITAL RESOURCES

Liquidity

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

The work on the vessel has been from cash provided from operations and the proceeds of the construction loan form Caterpillar Financial Services. In September of 2005 the company was successful in attaining a credit facility with Caterpillar Financial Services Corporation for $3.0 million USD. This credit facility was increased to $3.9 million USD in October of 2006.

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

(30)

services, or respond to competitive pressures. This could have a material adverse effect on the Company's existing operations and planned growth. (See Item 3 Risk Factors, The Company may require Additional Capital).

The Company’s total Revenues for 2005 decreased $3,262,928 to $5,923,516. This decrease was largely caused by the reduction in sales of $1,475,382 and a reduction in membership dues of $166,683 and a decrease of $1,566,858 in miscellaneous revenue compared to 2004 results. Other factors included the accelerated recognition of the amortization of over-accruals for un-collectable receivables, deferred interest and potential GST as reflected in a change in estimates.

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

(31)

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

The Company’s has expended no material research and development expenses for the last three fiscal years.

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

Given the legal environment the Company and its agents must focus its efforts more heavily in direct mail, traditional media advertising and Internet based marketing. New advances in technology have allowed for marketing to large amounts of potential members at lower costs. Presently e-mail and direct marketing campaigns are been reviewed with media companies to further evaluate the potential opportunities of these new marketing methods for our product

A significant trend reflected in our previous financial results were declining revenues. In fall of 2003 the Company as part of the judgment against the former Ontario Sales and marketing Licensee took back possession of the London Ontario Sales and marketing operations. The Company is attempting to reengage the sales and marketing process and can give no assurances as to the future successes.

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

(32)

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

As of October 31, 2006, the Company had sold or acquired 18,948 travel club memberships. Of the 18,948 memberships sold or acquired 6,663 are active, with 6,632 current and 102 in arrears in monthly membership dues or payments. The unit volume of new memberships of its vacation Travel Club memberships in 2005 was 311, in 2004 -268 memberships and 2003 - 504 memberships. The Company estimates the unit volume of new memberships of its vacation Travel Club memberships for the fiscal year 2006 to approximate 250. The mean average price of a membership sold was increased to $3,722 from $3,314 in 2004, and $2,207 in 2003. Should the marketing of Snowbird Vacations travel club memberships be through licensed agents a reduced average price of a membership would be realized by the Company. The Company is unable to project sales totals for 2006. Sales totals for 2005 were $990,645, 2004 - $763,665 and $135,810 for 2003.

Operating costs of the company have declined for the last three years (2005 - $4,227,789, 2004 - $5,229,932, 2003 - $6,343,339. Expenses decreased by 19.2% or $1,002,143 in 2005 due mainly as a result of the continued effects of the divesture of the sales and marketing operations and the operating costs associated with their operations.

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

(33)

E)	OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

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

(34)

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

B )	COMPENSATION

During the year ended December 31, 2005, the Company paid $ Nil, (2004 – $ Nil, 2003- $ Nil) in management fees and $14,430 – 2005, (2004 - $44,000, 2003, $114,827) in consulting fees to directors. The Company also reimbursed $220,625 –2005, (2004 - $185,535, 2003 - $156,321) to directors for expenditures made on behalf of the Company.

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

(35)

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

Incentive Share Purchase Plan

The registrant had no Incentive Share Purchase Plan or Stock Option Plan during 2005 and as at October 31, 2006, there were no employee or management incentive options outstanding.

Warrants

There are no warrants outstanding.

(36)

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

(37)

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

There has been a reduction in the number of issued common shares of the Registrant from January 1 to October 31, 2006. A total of 500,000 common shares of the company have been returned to treasury during this time. This has resulted in the following notable changes in percentage ownership held

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

(38)

During the year ended December 31, 2005, the Company paid $ Nil, (2004 – $ Nil, 2003- $ Nil) in management fees and $14,430 – 2005, (2004 - $44,000, 2003, $114,827) in consulting fees to directors. The Company also reimbursed $220,625 – 2005, (2004 - $185,535, 2002 - $156,321) to directors for expenditures made on behalf of the Company.

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

Indebtedness to Company of Directors and Senior Management

Amounts due to shareholders during fiscal year 2005 were $ 39,693. No directors or senior management of the Company are indebted to the Company or have been indebted to the Company since the beginning of the last completed financial year of the Company other than as listed below. The Company reimburses Directors and Senior Management for expenses incurred in connection with Company’s ordinary course of business. To the extent these advances and expenses are offset, their exists an indebtedness to the Company of a net $Nil as of December 31, 2005 (2004 - $ nil, 2003 - $1,680).

Interests of Experts and Counsel

Not applicable, filing as an annual report.

ITEM VIII.	FINANCIAL INFORMATION

A)	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

This Annual Report contains the consolidated financial statements for the Company for the fiscal years ended December 31, 2005, 2004 and 2003 which contain an Auditors’ Report dated December 22, 2006, Consolidated Balance Sheets as at December 31, 2005 and 2004, Consolidated Statements of Loss and Deficit, and Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003, and Notes to Consolidated Financial Statements.

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

(39)

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

(40)

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

For the two most recent full financial years, the high and low market prices for each full financial quarter for the Company’s common stock were as follows (US dollar figures):

		2005				2004
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
High	$1.00	0.51	0.50	0.50	$1.85	0.90	0.29	0.20
Low	$0.17	0.25	0.25	0.65	$0.15	0.15	0.17	0.15

For the two most recent six months, the high and low market prices for each month for the Company’s common stock were as follows (US dollar figures):

2006
	Nov	Oct	Sept	Aug	July	June
High	$2.50	3.00	1.80	1.75	1.10	1.10
Low	$1.90	1.65	1.70	1.35	1.00	1.00

B)	PLAN OF DISTRIBUTION

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

(41)

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

(42)

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

(43)

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

(44)

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

(45)

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

(46)

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

(47)

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

(48)

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

(49)

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

(50)

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

(51)

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

(52)

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

(53)

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

Evaluation and disclosure controls and procedures

Under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of a date (the

(54)

“Evaluation Date”) being December 31, 2005. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or the Company’s consolidated subsidiaries) required to be included in the Company’s SEC filings.

Changes in internal controls over financial reporting

There were no significant changes made in the Company’s internal controls or, to the Company’s knowledge, in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Management, including our Chief Executive Officer and Chief Financial Officer, do not expect that our disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

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

(55)

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

There have been no waivers to the code of ethics as of the date of this report

C)	Principal Accountant Fees and Services

The independent auditors of the Company are the firm of SmytheRatcliffe Chartered Accountants, located at 7th Floor Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8

For the years ended December 31, 2005 and 2004, the Registrant was invoiced by SmytheRatcliffe, the Company's independent auditors, for audit fees, audit-related fees, tax fees and all other fees as set forth below:

	Year Ended	Year Ended
	December	December
	31, 2005	31, 2004
Audit fees (1)	41,000	41,000
Audit – related fees	-	-
Tax fees	-	-
All other fees	-	-
Total	41,000	41,000

(1) "Audit Fees" represent fees for the audit of the Company's annual financial statements, and review in connection with the Company's statutory and regulatory filings

(56)

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services to be provided by SmytheRatcliffe.

Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review and attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service. The Audit Committee approved all of the engagements and fees during the year ended December 31, 2005. The Audit Committee reviews with SmytheRatcliffe whether the non-audit services to be provided are compatible with maintaining the auditors' independence. The Board has determined that, beginning with January 1, 2006, fees paid to the independent auditors for non-audit related services in any year will not exceed the fees paid for audit services during the year. Permissible non-audit services will be limited to fees for tax services, accounting assistance or audits in connection with acquisitions, and other services specifically related to accounting or audit matters such as registration statements filings or private placements or public offerings.

D)	Exemptions From the Listings Standards for Audit Committees

Not Applicable.

E)	Purchases of Equity Securities by the Issuer and Affiliated Purchases

Not Applicable.

ITEM XVII	FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item XIX hereof and filed as part of this Annual Report. Included are audited consolidated balance sheets as at December 31, 2005 and 2004, and the consolidated statements of operations and deficit and cash flows for each of the years ended December 31, 2005, 2004 and 2003, including the Auditors’ Report to Shareholders.

These financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars. Such financial statements have been reconciled to U.S. GAAP (see note 22 therein). For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see “Item III - Key Information, Selected Financial Data – Exchange Rate Data”.

ITEM XVIII	FINANCIAL STATEMENTS

Not applicable.

(57)

ITEM XIX.	EXHIBITS

Exhibits attached to this Form 20-F are as follows:

Financial Statements

(i)	Management’s Responsibility to Financial Reporting.
(ii)	Auditors’ Report dated December 22, 2006.
(iii)	Consolidated Balance Sheets as at December 31, 2005 and 2004.
(iv)	Consolidated Statements of Operations and Deficit for the years ended December 31, 2005, 2004 and 2003.
(v)	Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003.
(vi)

Notes to the Consolidated Financial Statements for the years ended December 31, 2005, 2004 and 2003 Financial Statements Schedules are omitted because they are not applicable, not required or because the required information is included in the consolidated financial statement or notes thereto filed within.

Exhibit	Description

1.1	Registered Incorporation Memorandum. (1).

1.2	Articles of Continuance into Ontario. (1).

1.3	Articles of Amendment, Change of Name. (1).

2b.1	Convertible Debentures for $112,000, issued September 2003. To be filed upon request.

4.1	Court Ordered Settlement by Ontario Superior Court, dated October 14, 2003. (1).

4.2	4226054 Canada Inc., Commissison Agreement Janaury 1, 2004. (1).

4.3	1617165 Ontario Inc., Commissison Agreement November 1, 2005. (1).

4.4	2094711 Ontario Limited., Commissison Agreement January 1, 2006. (1).

4.5	Loan Agreement, dated September 21, 2005. To be filed upon request.

4.5.(i)	First Ammendment to Loan Agreement, dated October 11, 2005. To be filed upon request.

4.5.(ii)	Second Ammendment to Loan Agreement, dated November 6, 2006. To be filed upon request.

8.1	List of Subsidiaries. Filed herewith.

11.1	Code of Ethics, January 1, 2003. (1).

12.1	Section 302 Certification of Chief Executive Officer, dated December 22, 2006. Filed herewith.

12.2	Section 302 Certification of Chief Financial Officer, dated December 22, 2006. Filed herewith.

13.1	Section 906 Certification of Chief Executive Officer, dated December 22, 2006. Filed herewith.

13.2	Section 906 Certification of Chief Financial Officer, dated December 22, 2006. Filed herewith.

(58)

(1)	Previously Filed

(59)

(60)

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
Martin Tutschek, Director

(61)

FORUM NATIONAL INVESTMENTS LTD.

December 31, 2005, 2004, 2003

Consolidated Financial Statements
(Expressed in Canadian dollars)

REPORT OF INDEPENDENT AUDITORS

TO THE SHAREHOLDERS OF FORUM NATIONAL INVESTMENTS LTD.

We have audited the consolidated balance sheets of Forum National Investments Ltd. as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2005 in accordance with accounting principles generally accepted in Canada.

Chartered Accountants

/s/ SmytheRatcliffe LLP

Vancouver, Canada
December 22, 2006

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors requires the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going-concern, such as those described in note 3 to the consolidated financial statements. Our report to the shareholders dated December 22, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the notes to the consolidated financial statements.

Chartered Accountants

/s/ SmytheRatcliffe LLP

Vancouver, Canada
December 22, 2006

F-i

FORUM NATIONAL INVESTMENTS LTD.
Consolidated Balance Sheets
(Expressed in Canadian dollars)
December 31

	2005	2004
Assets

Current
Cash	$940,218	$213,065
Short-term investments	3,500	3,500
Accounts and notes receivable (notes 2 and 6)	475,983	517,562
Other receivables	60,935	53,083
Prepaid expenses	23,808	28,286
Inventory – condos	3,433	15,627
Amounts due from related parties (notes 11 and 19)	199,684	–
	1,707,561	831,123

Other Receivables (note 7)	116,355	299,018
Long-Term Receivables (notes 2 and 6)	–	285,478
Property and Equipment (note 8)	4,591,964	3,928,818
Deferred Costs, net (note 9)	1,522,737	1,911,134
Intangibles, net (note 9)	10,000	12,500

	$7,948,617	$7,268,071

Liabilities and Shareholders’ Equity

Current
Accounts payable and accrued liabilities	$1,121,408	$898,278
Current portion of deferred revenue (note 10)	1,097,135	3,139,519
Amounts due to related parties (notes 11 and 19)	–	151,093
Current portion of advances against future revenue streams (note 12)	93,001	138,555
Current portion of deferred gain (note 7)	76,702	113,108
Convertible debentures (note 13)	40,486	40,486
	2,428,732	4,481,039

Deferred Revenue (note 10)	1,463,390	1,503,644
Advances Against Future Revenue Streams (note 12)	–	74,694
Deferred Gain (note 7)	4,320	117,696
Long-Term Debt (note 15)	1,324,991	–
Loans from Related Parties (notes 11 and 19)	239,377	254,995
	5,460,810	6,432,068

Shareholders’ Equity
Capital Stock (note 16)	15,152,797	15,152,797
Deficit	(12,664,990)	(14,316,794)
	2,487,807	836,003

	$7,948,617	$7,268,071

Continuing operations (note 3)
Commitments and Contingencies (note 18)

Approved on behalf of the Board:

/s/ Dan Clozza	Director	/s/ Martin Tutschek	Director
Dan Clozza		Martin Tutschek

See accompanying notes to consolidated financial statements.

FORUM NATIONAL INVESTMENTS LTD.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)
Years ended December 31

	2005	2004	2003

Revenues
Membership sales and travel	$4,157,556	$5,632,938	$6,490,652
Membership dues	1,690,200	1,856,883	2,211,120
Interest	75,760	129,765	184,318
Miscellaneous	–	1,566,858	872,290
	5,923,516	9,186,444	9,758,380

Expenses
Wages	1,179,624	1,374,234	1,496,023
Legal and accounting	274,231	242,312	497,840
Condominium rentals	261,768	137,076	480,236
Bad debts	238,509	427,944	613,505
Rent	200,792	148,406	132,074
Office and related	175,666	206,991	306,533
Automotive	117,048	102,012	121,205
Bank charges and interest	101,538	177,253	265,465
Travel	88,384	151,985	131,562
Direct selling	84,575	232,439	55,454
Postage, copying and printing	48,269	46,699	60,442
Parts and maintenance	42,984	54,927	169,150
Insurance	34,819	30,261	33,509
Consulting fees	33,800	124,008	135,897
Equipment leases	33,651	36,726	81,504
Other	16,717	75,613	61,078
Advertising and promotion	9,573	28,854	6,242
Investor relations	1,299	2,480	21,720
Marketing	–	–	16,088
Amortization of property and equipment	7,319	64,988	68,045
Amortization of deferred commission costs	1,277,223	1,564,724	1,589,766
	4,227,789	5,229,932	6,343,338

Income Before the Following	1,695,727	3,956,512	3,415,042
Write-Down of Investment and Other Receivables	–	–	(106,557)
Loss on Disposal of Houseboats	–	(291,931)	–

Income Before Income Taxes	1,695,727	3,664,581	3,308,485
Income Taxes (note 14)	43,923	1,797	45,438

Net Income for Year	1,651,804	3,662,784	3,263,047
Deficit, Beginning of Year	(14,316,794)	(17,979,578)	(21,242,625)
Deficit, End of Year	$(12,664,990)	$(14,316,794)	$(17,979,578)

Basic earnings per share (note 17)	$0.32	$0.75	$2.36
Diluted earnings per share (note 17)	$0.32	$0.72	$2.36

Weighted Average number of
common shares outstanding	5,144,661	4,899,949	1,384,771

See accompanying notes to consolidated financial statements.

FORUM NATIONAL INVESTMENTS LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
Years ended December 31

	2005	2004	2003

Operating Activities
Net income	$1,651,804	$3,662,784	$3,263,047
Items not involving cash:
Deferred revenue	(3,367,166)	(3,518,248)	(5,530,073)
Miscellaneous revenue	–	(1,566,858)	(813,583)
Deferred commission costs	1,239,223	1,515,329	1,517,766
Amortization of property and equipment,
membership contracts and intangibles	7,319	64,988	68,045
Write-down of property and equipment	–	291,931	–
Write-down of investment	–	–	56,500
Accretion of discount on advances against
future revenue streams	46,508	116,190	137,162
Revenue recognized on advances against
future revenue streams	(209,177)	(475,359)	(577,015)
Operating Cash Flow	(631,489)	90,757	(1,878,151)

Changes in non-cash operating working capital:
Accounts and other receivables	216,389	501,279	(11,534)
Prepaid expenses	4,478	(13,454)	(5,172)
Inventory – condos	12,194	6,018	(21,645)
Long-term receivables	285,478	570,765	(402,326)
Deferred costs	388,397	(686,854)	(2)
Accounts payable and accrued liabilities	223,130	(83,073)	(625,579)
Deferred revenue	45,307	(26,947)	2,620,794
Deferred gain	(149,782)	(438,412)	148,625
	1,025,591	(170,678)	1,703,161

Cash Generated by (Used in) Operating Activities	394,102	(79,921)	(174,990)

Investing Activities
Proceeds on sale of property and equipment	–	160,500	–
Purchase of property and equipment	(667,965)	(716,693)	(8,843)
Redemption (acquisition) of short-term investments	–	9,500	(3,000)
Cash Used in Investing Activities	(667,965)	(546,693)	(11,843)

Financing Activities
Repayment of convertible debentures	–	(7,618)	(5,782)
Proceeds from advances against future revenue
streams (note 12)	42,422	301,547	126,751
Amounts due to related parties	(350,779)	152,773	7,017
Loans from related parties	(15,618)	254,995	–
Long-term loans	1,324,991	–	–
Proceeds from convertible debentures	–	100	124,510
Cash Provided by Financing Activities	1,001,016	701,797	252,496

Increase in Cash	727,153	75,183	65,663
Cash, Beginning of Year	213,065	137,882	72,219

Cash, End of Year	$940,218	$213,065	$137,882

Supplemental cash flow information (note 20)

See accompanying notes to consolidated financial statements.

FORUM NATIONAL INVESTMENTS LTD.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2005 and 2004

1.	Incorporation and Nature of Operations

The Company was incorporated on September 22, 1995, under the Business Corporations Act of British Columbia and commenced operations on that date. On October 2, 1997, the Company was continued under the laws of the Province of Ontario. Effective February 26, 1999, the Company changed its name from Snowbird Vacations International Inc. to inTRAVELnet.com inc., and on April 17, 2002 the Company’s name was changed to Forum National Investments Ltd. The Company earns dues from members of its travel club, who are entitled to the full-travel services of the Company.

2.	Change in Accounting Policy

The Company previously excluded from the consolidated balance sheet the amounts receivable from the sale of memberships that were not due until future years (notes 4(e) and 6). In 2003 the Company changed its accounting policy to include these long-term receivables, net of estimated uncollectible, deferred interest and potential GST accruals.

3.	Going-Concern

For the year ended December 31, 2005, the Company had net income of $1,651,804 compared to net income of $3,662,784 and $3,263,047 for the years ended December 31, 2004 and 2003, respectively. In 2005, the Company generated net cash from operating activities of $394,102 and used $79,921 and $174,990 in 2004 and 2003, respectively, and at December 31, 2005 had a working capital deficiency of $721,170 (2004 - $3,649,916) and shareholders’ equity of $2,487,808 (2004 - $836,003).

These financial statements have been prepared on a going-concern-basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Accordingly, these financial statements do not include any adjustments to the specific amounts and classifications of assets and liabilities, which might be necessary should the Company be unable to continue as a going-concern.

FORUM NATIONAL INVESTMENTS LTD.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2005 and 2004

4.	Significant Accounting Policies

	(a)	Basis of presentation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the accounts of the Company and the following wholly owned subsidiaries:

	Incorporating	Date of acquisition
Subsidiary	jurisdiction	or incorporation

inTRAVELnet Inc.	Alberta, Canada	November 9, 1999
ATM Travel Group Ltd. (“ATM”)	British Columbia, Canada	April 3, 2000
Intravelnet Ltd.	Ontario, Canada	July 25, 2003

All significant inter-company balances and transactions have been eliminated.

As described in note 22, Canadian GAAP differ in certain material aspects from accounting principles generally accepted in the United States (“U.S. GAAP”).

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

The Company follows the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) for stock-based compensation and other stock-based payments. Under the amended recommendations, the Company accounts for stock options granted to directors, employees and consultants using the fair value method. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model and charged to earnings over the vesting period with a corresponding increase in contributed surplus. Upon exercise of the stock options, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to capital stock.

No stock options were granted to either employees or non-employees during the year ended December 31, 2005, 2004 or 2003.

FORUM NATIONAL INVESTMENTS LTD.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2005 and 2004

4.	Significant Accounting Policies (continued)

	(d)	Property and equipment

Property and equipment are stated at cost. Amortization is provided on a straight-line basis in order to amortize the cost of depreciable assets over their estimated useful lives. For assets constructed internally, amortization is charged once the asset is complete and brought into use. The Company periodically evaluates the recoverability of its in-use property and equipment based on expected undiscounted future cash flows and recognizes impairments, if any, when the undiscounted future cash flows are expected to be less than the carrying value of the asset. For assets that are under construction, the Company evaluates recoverability based on the fair market value of the asset on the reporting date. When impairment in value is noted, the carrying value of the property and equipment is reduced by a charge to operations.

The annual rates applied are as follows:

Asset	Basis	Rate

Motor vessels	Straight-line	4%
Houseboats	Straight-line	4%
Service boats	Straight-line	10%
Equipment	Straight-line	20%
Computers	Straight-line	30%
Leasehold improvements	Term of lease	5 years

(e)	Deferred costs

Sales commissions are deferred and amortized to operations on the same basis as the related membership sales are recognized as revenue.

(f)	Purchased intangibles

The Company defers and amortizes the cost of purchased intangibles, which consists of a license that allows ATM to purchase airline tickets for the Company’s travel service business. Amortization is provided on a straight-line basis over a period of ten years.

In August 2001, the CICA issued recommendations whereby tangible assets acquired in a business combination should be identified and recognized apart from goodwill when they arise from either contractual enterprise and sold, transferred, licensed, rented or exchanged, either individually or with a group of related assets or liabilities. Goodwill and intangible assets having indefinite lives are not amortized, but are tested for impairment at least annually. Intangible assets with definite lives are amortized over their estimated useful lives. When the carrying amount of goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in the statement of operations. Goodwill is tested for impairment on a reporting unit basis. The Company has identified one reporting unit.

FORUM NATIONAL INVESTMENTS LTD.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2005 and 2004

4.	Significant Accounting Policies (continued)

	(f)	Purchased intangibles (continued)

The Company’s other intangible assets are all determined to have finite useful lives and are amortized according to the policies in effect before January 1, 2002. This policy includes a periodic review of the recoverability of intangibles.

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

Income taxes are accounted for under the asset and liability method. Future income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss carry-forwards. Future income tax assets and liabilities are measured using substantially enacted or enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantial enactment date. To the extent that it is more likely than not those future income tax assets will not be realized, a valuation allowance is provided for the excess.

FORUM NATIONAL INVESTMENTS LTD.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2005 and 2004

4.	Significant Accounting Policies (continued)

	(k)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the recognition of revenue, valuation of accounts receivable, impairment of assets, including intangible assets, and rates for amortization. Actual results could differ from those estimates.

5.	Financial Instruments

	(a)	Fair value

Carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, short-term investments, accounts and notes receivable, accounts payable and accrued liabilities, and income taxes payable approximate fair values due to their short-term maturities. The fair value of the convertible debentures is not readily determinable as these instruments were issued to related parties and comparable market rates are not available. The fair value of long-term receivables has been determined to approximate its carrying value at December 31, 2005 and 2004.

	(b)	Credit risk

The distribution of the Company’s customers and suppliers and the business risk management procedures in place has the effect of avoiding any significant concentration of credit risk.

	(c)	Interest rate risk

Interest rate risk consists of two components:

(i)

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii) To the extent that changes in prevailing market interest rates differ from the interest rates in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

	(d)	Currency risk

The Company is exposed to currency risk in relation to their US dollar financing referred to in note 15.

FORUM NATIONAL INVESTMENTS LTD.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2005 and 2004

6.	Long-Term Receivables

Long-term receivables represent the non-current portion of amounts due to the Company in conjunction with membership and travel club sales. These receivables are evidenced by promissory notes bearing interest at an average rate of 8% per annum and are repayable over periods not exceeding 60 months.

7.	Judgment Obtained in Ontario Litigation

On October 14, 2003, the Company obtained judgment in the Superior Court of Justice. The judgment was by way of settlement agreement. The Company had filed suit against former employees and agents and shareholders of the company: REMO LORENZETTO, WALTER VERBETIC, 1508812 ONTARIO INC., FAMILY VACATION CENTERS LTD., SNOWBIRD SALES AND MARKETING INC., and 849092 ALBERTA LTD., et al. The suit had alleged breach of contract, breach of fiduciary duty, and further, that the defendants had engaged in a pattern of misconduct aimed at destroying the Company’s relationship with its Snowbird Travel Club members and fundamentally undermining the viability of the Company’s business operations.

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

8.	Property and Equipment

		Accumulated	Net book
2005	Cost	amortization	value

Motor vessel	$4,234,549	$–	$4,234,549
Houseboats	350,000	–	350,000
Service boats	49,979	46,886	3,093
Equipment	185,246	182,215	3,031
Computers	124,348	123,058	1,290
Leasehold improvements	27,601	27,600	1

	$4,971,723	$379,759	$4,591,964

FORUM NATIONAL INVESTMENTS LTD.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2005 and 2004

8.	Property and Equipment (continued)

		Accumulated	Net book
2004	Cost	amortization	value

Motor vessel	$3,566,694	$–	$3,566,694
Houseboats	350,000	–	350,000
Service boats	49,979	43,709	6,270
Equipment	185,819	181,815	4,004
Computers	124,445	122,596	1,849
Leasehold improvements	27,601	27,600	1

	$4,304,538	$375,720	$3,928,818

At December 31, 2005, the Company’s motor vessel is under construction and is therefore not being amortized. The new houseboat was sold in 2006 to purchase issued capital stock in the same year.

9.	Intangibles

	2005	2004

Purchased intangibles	$25,000	$25,000
Accumulated amortization	15,000	12,500
	$10,000	$12,500

Deferred Costs	$2,761,960	$3,426,463
Accumlated amortization	$1,239,223	$1,515,329
	$1,522,737	$1,911,134

10.	Deferred Revenue

	2005	2004

Deferred membership sales	$2,560,525	$4,643,163
Less: Current portion	1,097,135	3,139,519
	$1,463,390	$1,503,644

The deferred membership sales and dues relates to the portion of revenue that entitles members to use the Company’s vacation and travel club privileges at a future date. The revenue is recognized as indicated in note 4(b).

FORUM NATIONAL INVESTMENTS LTD.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2005 and 2004

10.	Deferred Revenue (continued)

During 2005, the Company entered into travel club membership agreements with a total value of $990,645 (2004 - $763,665; 2003 - $135,810). The following table reconciles the total value of these travel club memberships entered into during the year to the amounts due to be received in future years from these agreements. As described in note 4(b), the revenue from these memberships is recognized evenly over the term of the membership.

	2005	2004	2003

Travel club memberships entered
into during the year	$990,645	$763,665	$135,810
Amount recognized as revenue
during the year	(110,384)	(87,240)	(27,162)

Future years’ revenue to be earned from
current year membership agreements	880,261	676,425	108,648
Cash collected during the year related to
future years’ revenues	(690,317)	(332,730)	(79,487)

Amounts due to be received in subsequent
years from current year membership
agreements	$189,944	$344,262	$29,161

11.	Amounts Due from/to Related Parties

The amounts due from/to directors and officers are unsecured, non-interest bearing and repayable on demand and relate primarily to advances made by the Company, net of expenditures.

12.	Advances Against Future Revenue Streams

During the years ended December 31, 2005 and 2004, the Company sold future streams of revenue as described in note 4(h). The activity is summarized as follows:

	2005	2004

Balance, January 1	$213,249	$270,871
Proceeds from sale of future revenue streams, net of
discount, reserve and buybacks	42,422	301,547
Accretion of discount to interest expense during the year	46,507	116,190
Recognition of membership revenues during the year	(209,177)	(475,359)

Balance, December 31	93,001	213,249
Current portion	93,001	138,555

Long-term portion	$–	$74,694

FORUM NATIONAL INVESTMENTS LTD.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2005 and 2004

13.	Convertible Debentures

During 2005, $0 (2004 - $7,619) of 8% convertible debentures was repaid. The conversion privilege to convert to common shares of the Company in the amount of $0 (2004 - $124,510) of convertible debentures issued to officers, directors and shareholders of the Company were exercised and 0 (2004 - 4,060,000) common shares were issued after approval by shareholders at the Annual General Meeting (held June 2, 2004).

14.	Income Taxes

The effective income tax rate differs from the Canadian statutory income tax rate. The principal factor causing the different rates is shown below:

	2005	2004	2003

Statutory income tax rate	33.6%	33.6%	33.8%

Statutory rate applied to income from
operations before income taxes	$685,772	$1,228,860	$845,605
Permanent differences	35,186	47,550	64,257
Large corporations tax and other	43,923	1,797	45,438
Non-capital losses not previously recognized	–	–	–
Tax effect of depreciation and amortization in excess of
capital cost allowance	(720,958)	(1,276,410)	(909,862)

	$43,923	$1,797	$45,438

The tax effects of the significant temporary differences, which comprise the deferred tax assets and liabilities at December 31, 2005 and 2004, are as follows:

	2005	2004	2003

Future income tax assets
Non-capital loss carry-forwards	$1,830,500	$1,509,270	$1,884,040
Capital loss carry-forwards	28,625	28,850	28,595
Property and equipment – undepreciated tax cost
in excess of net book value	3,310,869	2,367,400	1,423,931
Intangibles	1,292,657	1,281,200	1,269,743

Total gross future income tax assets	6,462,651	5,186,720	3,910,309

Valuation allowance	(6,462,651)	(5,186,720)	(3,910,309)

	$–	$–	$–

FORUM NATIONAL INVESTMENTS LTD.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2005 and 2004

14.	Income Taxes (continued)

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

The Company has non-capital income tax loss carry-forwards of approximately $1,830,000 available to reduce future years’ taxable income expiring between 2007 and 2015.

The Company has a capital loss carry-forward of $277,800, which can be carried forward indefinitely.

15.	Long-Term Debt

During the year ended December 31, 2005, the Company secured a long-term loan to complete the refit project of the vessel.

	2005	2004

Balance, January 1	$–	$–
Construction loan in U.S. funds to complete vessel refit project, convertible into a permanent loan at completion, amortizing
over 10 years bearing interest at the per annum LIBOR rate
plus 2.75% monthly published (US$1,136,444)	1,324,991	–

Balance, December 31	1,324,991	–
Current portion	–	–

Long-term portion	$1,324,991	$–

FORUM NATIONAL INVESTMENTS LTD.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2005 and 2004

16.	Capital Stock

	(a)	The authorized capital stock of the Company consists of 100,000,000 common shares.

	(b)	The issued capital stock of the Company is as follows:

	Number
	of shares	Amount

Issued and outstanding, December 31, 2003	1,384,771	$15,028,187
Less: Shares in escrow (note 7)	(300,110)	–
Issued during the year upon conversion of debenture (note 13)	4,060,000	124,610

Issued and outstanding, December 31, 2004	5,144,661	15,152,797
Issued during the year ended December 31, 2005	–	–

Issued and outstanding, December 31, 2005	5,144,661	$15,152,797

Shares issued for non-cash consideration have been recorded at the market value of the shares at the date of agreement.

(c)	Options

The Company has no outstanding employee and director stock options to purchase common shares of the Company.

17.	Earnings per Share

Basic earnings per share is calculated based upon the weighted average number of voting common shares outstanding during the year, which was 5,144,661 in 2005 (2004 - 4,899,949; 2003 – 1,384,771). Diluted earnings per share reflects the dilutive effect of the convertible debentures outstanding at the end of the year or those items exercised or converted during the year, as if they had been exercised at the beginning of the year or the date issued, if later. Where the impact of conversion or exercise is anti-dilutive, the conversions are not included in the calculation of diluted per share amounts.

FORUM NATIONAL INVESTMENTS LTD.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2005 and 2004

18.	Commitments and Contingencies

	(a)	The Company has commitments in respect of operating leases with total aggregate payments due of approximately $152,876 (2004 - $145,160). Payments due in each of the next three years are as follows:

2006	$91,066
2007	$50,940
2008	$10,871
Total	$152,877

(b)	The Company has commitments in respect of office leases with total aggregate payments due of approximately $335,664 (2004 - $385,441). Payments due in each of the next four years are as follows:

2006	$159,017
2007	$90,955
2008	$62,840
2009	$22,853
Total	$355,665

19.	Related Party Transactions

In addition to related party transactions disclosed elsewhere in these financial statements, the following transactions have occurred:

(a)

During 2005, the Company paid $21,736 (2004 - $172,500; 2003 - $0) as settlement and $14,430 (2004 - $44,000; 2003 - $114,827) in consulting fees to directors or companies controlled by directors of the Company. The Company also reimbursed $220,625 (2004 - $185,535; 2003 - $156,321) to directors for expenditures made on behalf of the Company.

(b)

At December 31, 2005, directors and officers advanced $107,629 (2004 - $406,088; 2003 - $0) to the Company in the form of loans and short-term financing. The amounts advanced from directors and officers are unsecured, non-interest bearing and repayable on demand.

(c) During 2005, the Company wrote-off an amount of $8,555 (2004 - $ 68,069; 2003 - $84,781) being advances in lieu of expenses due from former officers and employees of the Company.

FORUM NATIONAL INVESTMENTS LTD.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2005 and 2004

20.	Supplementary Information

Cash flow information:

	2005	2004	2003

Interest paid	$89,656	$36,987	$23,347
Taxes paid	$43,923	$47,503	$–
Non cash Items; Conversion of Debenture for	$–	$124,510	$–
Common Stock

21.	Subsequent Events

In addition to subsequent events disclosed elsewhere in these financial statements, the following occurred subsequent to year-end:

	(a)	In January 2006, the Company signed an agreement with an Ontario-based corporation for the sales and marketing of the Company’s travel club – Snowbird Vacations.

	(b)	In March 2006, the Company completed the acquisition of an Ontario-based travel club, “Embassy Travel Club”.

	(c)	Effective March 31, 2006, the Company ceased its relationship with the operator of its Barrie, Ontario, sales and marketing operations.

	(d)	A motor vessel purchased from one of the directors in 2004 was disposed of in April 2006 for 500,000 common shares of the Company for submission to treasury at a cost of $350,000.

FORUM NATIONAL INVESTMENTS LTD.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2005 and 2004

22.	United States generally accepted accounting principles (“U.S. GAAP”) reconciliation

These financial statements have been prepared in accordance with Canadian GAAP, which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with U.S. GAAP, as summarized below:

(a)	Stock-based compensation

(i)

For U.S. GAAP purposes, the Company accounts for its employee stock-based compensation arrangements in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. As such, compensation expense under fixed plans is recorded on the grant date only if the market price of the Company’s stock at that date exceeds the exercise price. Variable accounting is required to be applied if the exercise price of outstanding fixed stock options is reduced. Under variable accounting, the compensation expensed is re-measured based on the option’s intrinsic value at each reporting date until the date the award is exercised, forfeited or expires unexercised with changes in the intrinsic value recorded in the measurement of net income. For Canadian GAAP purposes, the Company accounts for the issuance of stock options, whether made under a fixed or variable plan, to employees and directors by the settlement method, which results in no compensation expense for the Company’s stock-based employee compensation awards. Consideration paid by employees or directors on the exercise of stock options is recorded as capital stock.

For the year ended December 31, 2005, no employee stock options were granted. Accounting for employee stock options under U.S. GAAP would not result in additional compensation expense for fiscal 2005, 2004 or 2003.

(ii)

Under U.S. GAAP, the issue of stock options and warrants to non-employees is accounted for under Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”). The Company recognizes compensation expense for stock options issued to non-employees for services received based upon the fair value of the services received or the equity instruments issued, whichever is more reliably determined. During the year ended December 31, 2002, the Company adopted the new recommendations of the CICA Handbook section related to stock-based compensation payments (note 4 (c)). Under this new policy, stock options issued to non-employees after December 31, 2001 are accounted for consistently with U.S. GAAP. Therefore, for the year ended December 31, 2001, the only measurement difference for non-employees are those carried forward from the prior years as noted below.

FORUM NATIONAL INVESTMENTS LTD.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2005 and 2004

22.	United States generally accepted accounting principles (“U.S. GAAP”) reconciliation (continued)

(a)	Stock-based compensation (continued)

	(ii)	(continued)

The fair value of the stock options and warrants granted to non-employees during the years ended December 31, 2001 and 2000 were estimated on the date of grant using the Black-Scholes option pricing model and the following weighted-average assumptions:

	2001	2000

Expected volatility	1.73	1.98
Risk-free rate	5.48%	4.23%
Dividend yield	0%	0%
Expected life of options	0.6 years	1.6 years

Accounting for the non-employee options on this basis would result in recording additional compensation expense and capital stock of $0 (2004 - $0; 2003 - $0) and would be a cumulative amount of $684,664 from the year of adoption of SFAS No. 123 to December 31, 2005.

(b)	Valuation of stock issued for assets and services

(i)

During the year ended December 31, 2000, the Company acquired International Fitness Vacations for 992,000 common shares of the Company. Under Canadian GAAP, the acquisition was valued based on the estimated fair value of the assets acquired. For U.S. GAAP purposes, the acquisition would be valued based on the market value of the shares given. Accordingly as at December 31, 2000, and subsequent years, the application of U.S. GAAP would result in an increase in capital stock of $1,217,705, an increase in goodwill of $1,105,346 and an increase in the deficit of $112,359.

During the year ended December 31, 2001, goodwill relating to the acquisition of International Fitness Vacations was written down, and as such, the additional goodwill recorded on the acquisition under U.S. GAAP was written off. Accordingly as at December 31, 2004 and 2005, the application of U.S. GAAP would result in an increase in capital stock and deficit of $1,217,705.

(ii)

During the years ended December 31, 2001 and 2000, the Company settled a number of accounts payable by the issuance of stock options and common shares. For Canadian GAAP purposes, the transactions were recorded at the carrying value of services received. For U.S. GAAP purposes, the transactions would be valued based on the market value of the options or shares issued. Accordingly, for the years ended December 31, 2005 and 2004, the application of U.S. GAAP would result in an increase in capital stock and deficit of $695,681.

	(iii)	During the years ended December 31, 2005, 2004 and 2003, the Company did not issue shares under its incentive share purchase plan (note 4(c)).

FORUM NATIONAL INVESTMENTS LTD.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2005 and 2004

22.	United States generally accepted accounting principles (“U.S. GAAP”) reconciliation (continued)

(c)	Recent accounting pronouncements

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

(iiii)

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

(vi)
In December 2004, FASB issued Statement No. 153, “Exchange of Nonmonetary Assests”. This statement addressed the measurement of exchanges of non monetary assets and eliminates the exception from fair value measurement for non monetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. A non monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for periods beginning after June 15, 2005. (The company does not expect the application of Statement No. 153 to have a material impact on our financial statements.)

(vii)
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

(viii)
In June 2006, the FASB issued FASB interpretation No. 48 (FIN no. 48_, “Accounting for Uncertainty in Income Taxes- an interpretation of FASB statement No. 109,” which clarifies the accounting for uncertainty in income taxes recognized in accordance with SFAS no. 109. “Accounting for Income Taxes.” FIN No. 48 clarifies the application of SFAS No. 109 by defining criteria that an individual tax position must meet for any part of benefit of that position to be recognized in the financial statements. Additionally FIN No. 48 provides guidance on the measurement m derecognition classification and disclosure of tax positions along with the accounting for the related interest and penalties. The provisions of FIN No. 48 are effective for the fiscal years beginning after December 15, 2006 with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings.

(ix)
On September 13, 2006 the securites and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 (SEAB 108). Which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 is effective for the first fiscal year ending after November 15, 2006. (The adoptions of this statement is not expected to have a material impact on the Company’s financial position or results operations.

FORUM NATIONAL INVESTMENTS LTD.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2005 and 2004

22.	United States generally accepted accounting principles (“U.S. GAAP”) reconciliation (continued)

(d)	Reconciliation

The effect of the differences between Canadian GAAP and U.S. GAAP (including practices proscribed by the SEC) on the consolidated balance sheets and statements of operations are summarized as follows: (i) Capital stock

	2005	2004

Capital stock, under Canadian GAAP	$15,152,797	$15,152,797
Adjustment for stock-based compensation for non-employees	684,664	684,664
Adjustment for acquisition of International Fitness Vacations	1,217,705	1,217,705
Adjustment for accounts payable settled by share issuances	695,681	695,681

Capital stock, under U.S. GAAP	$17,750,847	$17,750,847

(ii)	Deficit

	2005	2004

Deficit, under Canadian GAAP	$(12,664,990)	$(14,316,794)
Adjustment for stock-based compensation for non-employees	(684,664)	(684,664)
Adjustment for acquisition of International Fitness Vacations	(1,217,705)	(1,217,705)
Adjustment for accounts payable settled by share issuances	(695,681)	(695,681)

Deficit, under U.S. GAAP	$(15,263,040)	$(16,914,844)

(iii)	Net income and earnings per share for the year

	Years ended December 31,
	2005	2004	2003
Net income for the year, under Canadian
GAAP	$1,651,804	$3,662,784	$3,263,047
Net income for the year, under U.S. GAAP	$1,651,804	$3,662,784	$3,263,047
Basic earnings per share, under U.S. GAAP	$0.32	$0.75	$2.36