Form 20-F
period 2006-12-31
FORUM NATIONAL INVESTMENTS LTD
filed 2007-08-29
CIK 1065579

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F
(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended__December 31, 2006_____________________________
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from ________________ to ______________________

Commission file number	000-29862

Forum National Investments Ltd.
(Exact name of registrant as specified in this charter)
Province of Ontario, Canada
(Jurisdiction of incorporation or organization)
Suite 180A, 13040 #2 Road, Richmond, B.C. Canada V7E 2G1
(Address of principal executive offices)
Securities registered or to be registered pursuant to section 12(b) of the Act:
Title of each Class	Name of each exchange on which registered
None	Not Applicable

(1)

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Shares Without Par Value
(Title of Class)
Securities registered or to be registered pursuant to Section 15(D) of the Act:
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock
as of the close of the period covered by the annual report.	4,644,661

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes	No	X
If this report is an annual or transitional report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes	No	X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes	X	No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" on Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer	Accelerated filer	Non-accelerated filer	X

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17	X	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes	No	X

(2)

FORUM NATIONAL INVESTMENTS LTD.

TABLE OF CONTENTS

(3)

(4)

GENERAL

In this Annual Report on Form 20-F, all references to "Forum", or the "Company" refer to Forum National Investments, Ltd. and its subsidiaries and affiliated companies. References to this "Form 20-F" and this "Annual Report" mean references to this Annual Report on Form 20-F for the year ended December 31, 2006.

We use the Canadian dollar as our reporting currency. All references in this Annual Report to "dollars" or "$" are expressed in Canadian dollars, unless otherwise indicated. See also "Item 3. Key Information" for more detailed currency and conversion information. Our consolidated financial statements, which form part of the annual report are presented in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which differ in certain respects from accounting principles generally accepted in the United States ("U.S. GAAP"). The differences between Canadian GAAP and U.S. GAAP, as they relate to our business, are explained in the notes to our consolidated financial statements.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements (within the meaning of the United States Private Securities Litigation Reform Act of 1995) concerning our business strategies, market conditions, outlook and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management including, but not limited to, certain statements and projections concerning our plans, intentions, strategies, expectations, predictions, financial projections, assumptions and estimates related to accounting policies, concerning the our future activities and results of operations and other future events or conditions. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements contained in this report are based on current facts and analyses and include, but are not limited to, the following:

the effect of certain transactions, including marketing agreements on our revenues and results of operations in future periods;

our discussions with potential new marketing agents or membership based organizations and the status of these discussions;

our ability to secure additional financing and improve operating cash flow to allow it to continue as a going concern;

our ability to successfully enter the Life Settlement marketplace and source adequate amounts of Life Settlement policies.

(5)

application of critical accounting policies and the effect of accounting pronouncements on our results of operations;

our focus on key long-term objectives, including diversifying our type of membership offerings, maintaining and expanding current membership levels, and improving its levels and areas of service;

other statements related to our business and results of operations.

Forward looking statements are made based on management's reasonable beliefs, estimates and opinions on the date the statements are made. However, these forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risk factors include, but are not limited to, general economic conditions, our ability to generate sufficient cash flows to support capital expansion plans and general operating activities; changing travel and lifestyle trends of consumers; competition; pricing and availability of services; insurance laws and regulations and changes thereto that may affect the way our services are marketed, provided and sold; and political and economic uncertainties including exchange controls, currency fluctuations, taxation and other laws or governmental economic, fiscal, monetary or political policies of Canada and the United States affecting foreign travel, investment and taxation and other factors beyond our reasonable control, which, in turn, could affect our current or future operations. See "Key Information - Risk Factors". Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. The reader is cautioned not to place undue reliance on forward-looking statements. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this filing. Readers should carefully review the cautionary statements and risk factors contained in this and other documents that we file from time to time with the Securities and Exchange Commission.

(6)

PART I

ITEM I. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This Form 20-F is been filed as an annual report under the Exchange Act and, as such; there is no requirement to provide information under this item.

ITEM II. OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20-F is been filed as an annual report under the Exchange Act and, as such; there is no requirement to provide information under this item.

ITEM III. KEY INFORMATION

A) SELECTED FINANCIAL DATA

Set forth below is certain selected financial data for the Company for the year-end fiscal periods 2002 to 2006. The following information must be read in conjunction with the more detailed financial information contained in the accompanying audited financial statement. Unless otherwise stated, all references to dollars herein are to Canadian dollars. As at December 31, 2006, one United States Dollar was equal to 1.1659 Canadian dollars and that value is used in the calculations herein, unless otherwise indicated.

TABLE OF SELECTED CONSOLIDATED FINANCIAL DATA

(Stated in Canadian Dollars)
		Year Ended December 31
		2006	2005	2004	2003	2002
Current Assets	(2)	$ 1,431,310	$ 1,707,562	$ 831,123	$ 852,855	$ 938,659
Capital Assets		7,276,372	4,591,964	3,928,818	3,760,853	3,817,556
Total Assets	(2)	8,715,182	7,948,618	7,268,071	8,893,775	10,073,096
Current Liabilities, Excluding Deferred Revenue	(2)	784,084	1,331,598	1,341,520	1,518,890	1,955,794
Deferred Revenue		-	2,560,525	4,463,163	9,755,212	13,478,076
Convertible Debentures		40,486	40,486	40,486	175,615	53,887
Long Term Debt		4,029,516	1,324,991	-	-	-
Share Capital		14,802,797	15,152,797	15,152,797	15,028,187	15,028,187
Shares Subscribed		-	-	-	-	-
Deficit		(11,231,814)	(12,664,990)	(14,316,794)	(17,979,578)	(21,242,625)

Net Revenue from Operations		$ 6,097,780	$ 5,923,516	$ 9,186,444	$ 9,758,380	$ 11,837,153

(7)

Year Ended December 31
2006	2005	2004	2003	2002
Net Income (Loss) from Operations		1,644,160	1,651,804	3,662,784	3,263,047	1,273,629
Earnings (Loss) per Share from Operations	(1)	0.35	0.30	0.75	2.36	0.92
Fully Diluted Earnings (Loss) per Share	(1)	0.32	0.30	0.72	2.36	0.92
Weighted Average number of shares for calculating basic Earnings (Loss) per share	(1)	5,098,086	5,444,661	4,899,949	1,384,771	1,381,964

Notes:

  Effective July 5, 2002 the Company's shares were consolidated on a ten (10) old for one (1) new basis. On April 16, 2007, the Company's common shares were forward split on a three new for one old basis.
  The Company's financial statements for 2002 have been retroactively restated. The Company previously followed the practice of excluding from the balance sheet the amounts receivable from the sale of memberships that were not due until future years. In 2003 the Company changed the policy and now reports long-term receivables net of estimated uncollectible, deferred interest and potential GST accruals.

On June 30, 2007, the exchange rate for Canadian dollars was $1.00 (US) for $1.0634 (CAD), as posted by the Bank of Canada.

The high and low buying rate figures are selected from monthly figures for each month of the previous six-month period ending June 30, 2007. Daily average figures are not available from any major Canadian chartered bank.

	June	May	April	March	February	January
High	1.0580	1.0699	1.1067	1.1529	1.1585	1.1649
Low	1.0730	1.1135	1.1584	1.1811	1.1853	1.1824

Historical exchange rates for $1.00 (US) expressed in Canadian dollars over the past five years are as follows:

	2006	2005	2004	2003	2002
Period End	1.1653	1.1659	1.2036	1.2924	1.5756
Average	1.1340	1.2116	1.3015	1.4014	1.5702
High	1.0990	1.1507	1.1774	1.2924	1.5710
Low	1.1726	1.2704	1.3968	1.5747	1.6132

The above information was obtained from the Bank of Canada and is believed by the Company to closely approximate the rates certified for customs purposes by the Federal Reserve Bank in New York.

(8)

B) CAPITALIZATION AND INDEBTEDNESS

This Form 20-F is been filed as an annual report under the Exchange Act and, as such; there is no requirement to provide information under this item.

C) REASONS FOR THE OFFER AND USE OF PROCEEDS

This Form 20-F is been filed as an annual report under the Exchange Act and, as such; there is no requirement to provide information under this item.

D) RISK FACTORS

Investment in the Company involves a high degree of risk. Prospective investors, prior to making an investment in the Company, should carefully consider, among others, the following risk factors:

The Company's businesses are heavily regulated and changes in regulations, changes in interpretation of existing regulations or failure to obtain required regulatory approvals or licenses could adversely affect the Company's ability to operate or compete effectively.

On October 1, 2003 the United States federal governments "no call registry" went into effect. The new law allows consumers who do not wish to be "solicited" and receive telemarketing calls to register on the federal government's nationwide list. The "no call list" is receiving millions of registrants. A similar law is under review for Canada. At this time it is anticipated this law will take effect in the fall of 2007. This law in Canada will affect the company's operations and result in a higher marketing cost, which could affect the profitability of the Company's Snowbird Vacations Travel Club membership sales.

The market for Life Settlements in the United States is regulated by the State. There currently exists government regulation in 26 states is to ensure fair practices and protect consumers particularly from fraud, large incommensurate middleman commissions and transaction costs. Some States and the United States Securities and Exchange Commission treat Life Settlements as securities under state and federal securities law when viewed as a structured product.

The Life Settlement secondary market provides consumers with an alternative to the cash surrender value offered by their underwriting insurance company and facilitates consumer choice and competition. Legitimate Life Settlement companies provide a socially responsible service to seniors whose future welfare is an important social policy issue at all levels of society and government. However, there can be no assurances that future changes in Consumer, Securities or Insurance regulations at Federal or State level will not have a materially adverse effect on the industry and the Company's results.

The Company may require additional capital; if we are unable to obtain financing necessary to support our operations, we may be unable to continue as a going concern.

The Company has a credit facility from Caterpillar Financial Services to complete the refit to the 120" Yacht in the amount of $4.3 million USD of which $4.2 million has been drawn down as of June 30, 2007, with construction slated for completion in the fall of 2007. In addition the

(9)

Company has completed private placements of $9 million USD in July of 2007 to develop its Life Settlement division. As of December 31, 2006 the Company had a working capital surplus of $647,227. The Company continues to operate within the continually evolving and volatile travel industry. The Company believes it will generate sufficient operating capital through operations. There can be no assurances the Company will be able to generate sufficient investment from borrowing, the sale of equity, or a combination thereof. If additional financing is required, there is no certainty it will be available when and to the extent required or that if available, it will be on acceptable terms. If adequate funds are not available on acceptable terms, the Company may not be able to fund existing operations in their current state, fund business expansion, develop or enhance its products or services, or respond to competitive pressures. This could have a material adverse effect on the Company's existing operations and planned growth.

These financial statements have been prepared on a going-concern-basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. See Note 2 "Going Concern" Notes to the Consolidated Financial Statements. Accordingly, these financial statements do not include any adjustments to the specific amounts and classifications of assets and liabilities, which might be necessary should the Company be unable to continue as a going concern.

Because of daily price and volume limitations associated with being a Pink Sheet quoted company, you may not be able to sell your shares of our common stock at a particular price on any particular trading day, or at all.

The Company's common stock is vulnerable to pricing and purchasing actions in the "Pink Sheet" market that are beyond its control and therefore persons holding or acquiring shares may be unable to resell their shares at a profit as a result of this volatility. It is the intention of management to reinstate the listing of the Company's shares on the Over-the-Counter Bulletin Board or other more senior exchange. Should the Company be unable to reinstate a listing for the securities on the Over-the-Counter Bulletin Board or other exchange, they would continue to trade on the "Pink Sheets" Market and there would be no public market for trading of the company's common shares.

The Company does not expect to pay dividends in the future. Any return on investment may be limited to the value of the Company's stock.

The Company does not anticipate paying cash dividends on its stock in the foreseeable future. The payment of dividends on the Company's stock will depend on its earnings, financial condition and other business and economic factors affecting the Company at such time as the board of directors may consider relevant. If the Company does not pay dividends, its stock may be less valuable because a return on your investment will only occur if the Company's stock price appreciates.

The market price for our common shares has been and is expected to continue to be volatile; and as a result the value of your investment in the Company may decrease.

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

(10)

Announcements of delays in the Company's business plans or online commerce operations, technological innovations or new services by the Company, or its competitor's developments, could have a significant and adverse impact on such market prices. Also, economic and other external factors, as well as period-to-period fluctuations in its financial results, may have a significant impact on the market price of the Company's securities.

There can be no assurance that the continual fluctuations in price will not occur. In particular, subsequent to the financial year ended December 31, 2006, the price per share of the Company's common shares fluctuated (US dollar figures) from a low of $0.55 to a current high of $5.00.

We may issue additional shares in the Company thereby further diluting the total shares issued and outstanding. As well, a substantial number of our shares of common stock will be eligible for future sale, and the sale of these shares may cause our stock price to decline, even if our business is doing well.

Situations may arise which could require the issuance of additional shares of the Company. In addition to the three (3) for one (1) split in the Company's common shares subsequent to the date of the annual financial statements there has been an increase in the number of issued and outstanding common shares of the Company. As of July 15, 2007 the Company completed private placements for a total of $9 million USD and correspondingly issued 14,500,000 restricted common shares of the company.

On June 27, 2007 the record date, the Company issued 13,933,983 Series "A" Preferred Non-Dilutive shares to all the existing registered and beneficial common shareholders on a one (1) for one (1) PRO RATA basis. The Series "A' Preferred Non-Dilutive shares are convertible, as a Series into common shares of the Company provided a majority of the Series "A" Preferred shareholders vote in favor of converting the entire Series. The Series will convert into a number of common shares that will represent 50% of the number of fully diluted common shares after conversion.

On June 27, 2007 the record date, the Company issued 13,933,983 Series "B" Preferred Shares to all the existing registered and beneficial common shareholders on a one (1) for one (1) PRO RATA basis. The Series "B" Preferred shares are convertible into common shares of the Company on a one for one basis by shareholders of record as of June 27, 2007.

On July 5th 2007, the Company has executed a Stock Option plan reserving 2,850,000 shares in the common stock of the Corporation to provide its officers, directors, employees and consultants with an incentive to use their best efforts to advance the business affairs of the Corporation. The plan allows optionees to exercise the purchase of stock options at the price of $1.00 per common share which will be executable for a period of five years from the date of grant.

Furthermore future equity financings, property transactions, issuance of stock options among other things may require the subsequent issuance and further dilution of the Company's securities.

Our significant shareholders and management personnel have potential conflicts of interest with us, which may result in their taking corporate actions which you may not believe to be in your best

(11)

interests or in the best interests of the Company.

The Company's officers and board of directors control more than 50% of the Company's issued and outstanding stock. The concentration of such a large percentage of the Company's stock in the hands of relatively few shareholders may cause a disproportionate effect on minority shareholders in all matters presented to the company's shareholders. The Company's officers and board of directors as majority shareholders have the power to take corporate actions which other shareholders may not believe are in their best interests or in the best interests of the Company. There can be no assurance that the Company's officers and Board of Directors as will not cause the Company to take such corporate actions.

We rely on our founders, Messrs. Dan Clozza and Martin Tutschek, the loss of either could have a material adverse effect on our business.

Our success will depend to a significant extent on the efforts and abilities of our Chief Executive Officer, Mr. Dan Clozza and our Chief Financial Officer, Mr. Martin Tutschek. Messrs. Clozza and Tutschek are actively engaged in our management and together determine our strategic direction, especially with regard to business development activity. While we are in the process of establishing a management structure designed to reduce our dependence on Messrs. Clozza and Tutschek, the sudden departure or reduced attention of either Messrs. Clozza or Tutschek to us could have a material adverse effect on our operations, financial condition and operating results. The Company does not maintain "key man" insurance in respect of any of its management.

For our business to be successful we will need to attract and retain qualified personnel, licensees or operators, brokers or life settlement providers. Failure to attract and retain such parties could have a material adverse effect on our business.

The Company's future success depends, in significant part, upon the continuing service and performance of its senior management and other key personnel, with whom it does not have employment agreements at this time. If it loses the services of any of these individuals, its ability to effectively deliver services to its customers and manage its business effectively, could be impaired. Furthermore, companies seeking to develop similar business strategies may hire away some of our key employees.

The Company's historical core growth depends, in significant part, upon the continuing traditional method of sales and marketing of its Travel Club products. If the Company is unable to secure an Operator or hire qualified sales and marketing staff, its ability to effectively grow and expand its business could be impaired. In addition to the risk of securing an Operator or contracting a Licensee, the Company's growth is dependent upon the success of the entities.

We have begun to develop our network of financial planning professional, insurance brokers, and Life Settlement provider companies. Our ability to initiate, build and grow these relationships is dependent on many factors including the purchase volume and amount of commissions received from transactions with the Company. The relationship with these individuals is fundamental to operating in this market. We have no contractual arrangements with financial planners, insurance brokers or Life Settlement providers.

The Company believes that its future success will depend in large part upon its ability to attract and retain qualified personnel, Licensees or operators, and brokers or Life Settlement providers

(12)

for its operations. The failure to attract or retain such persons or entities could materially adversely affect the Company's business, financial condition and results of operations.

The markets in which the Company competes are highly competitive. If the Company cannot successfully compete, its growth rate may stagnate or revenues may decline.

The market in which the Company competes is intensely competitive in all its phases. It is expected that competition will intensify and increase in the future as more vacation and travel-related companies engage in e-commerce and or travel clubs. The Company anticipates that it will compete for customers and experienced personnel with a number of companies having significantly greater financial, technical and marketing resources than it has. Established branded companies may have some marketing advantage due to their market identities and this is likely to have serious ramifications for the remaining companies. Price competition may be instituted and sustained further reducing the profit margins, resulting in a reduction of the Company's market share, and revenues.

There exists one publicly listed company operating in the brokering of insurance policies in the life Settlement market and has an estimated 3% market share. Since the civil suit filed by the Attorney general of New York against the largest operator in the Life Settlement market, it is estimated the market is divided among several companies having no more than a 10% share. The Company must compete against established competitors in this market and there can be no assurances of success in obtaining market share. The Life Settlement market is a relatively new market within the financial services sector. Its growth and precise direction is unclear. The ability of the Company to not only compete but react to market changes as the Life Settlement market grows could result in an unsuccessful attempt to enter into the Life Settlement market.

We may be unable to develop and maintain a distinctive brand identity, which could damage our reputation, reduce market penetration and reduce sales.

The Company believes brand identity is important to attracting and expanding the membership base and Life Settlement portfolio. The Company believes the significance of brand and name recognition will intensify should the number of competing companies increase. The Company cannot assure shareholders that it will be able to continue developing a distinctive brand identity that will ensure significant market recognition. Without market recognition, the Company may be unable to sell memberships or source settlement policies, which failure would affect growth and operating results of the Company's operations.

Estimates of longevity in the Life Settlement market are uncertain and any material underestimation will materially affect the cost and lower the anticipated returns.

In the Life Settlement market, the price of a successful bid for a settlement insurance policy is based upon several variables. The most relevant been the face value of the policy, the continuing premium costs, and the anticipated life expectancy of the insured. An insured's life expectancy is estimated from a medical life expectancy report, medical history, genetic history and actuarial data. Bids for policies are priced with this information and seek to obtain competitive yields available for other financial products with similar risk.

(13)

It is impossible to predict with accuracy of an insured's exact life expectancy. An underestimation will result in lower returns than projected been realized. An underestimation also increases the amount of money necessary to be allocated for premium payments. An overestimation will result in higher calculated projected returns.

System failures or flaws in our computer and communications systems could decrease market acceptance of our sales and services, which would reduce our revenues and profitability.

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

It may not be possible for investors to effect service of process within the United States upon us or our Directors or corporate auditors or to enforce against us or these persons judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States.

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

enforce in U.S. courts judgments obtained against any of our directors and senior management or us in courts of jurisdictions outside the United States in any action, including actions under the civil liability provisions of U.S. securities laws; or

(14)

to bring an original action in a Canadian court to enforce liabilities against any of our directors and executive officers or us based upon U.S. securities laws.

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

A) HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was incorporated in British Columbia, Canada on September 22, 1995, under the name of Snowbird Vacations International Inc., and was continued to the Province of Ontario on November 12, 1997. The name of the Company was changed to Intravelnet.com Inc. on February 26, 1999. Further to shareholder approval on April 17, 2002, the Company's name was changed to Forum National Investments Ltd., with a consolidation of the share capital on a ten old for a one new basis, effective July 5, 2002. On April 16 of 2007 the share capital of the Company was forward split of a 3 new for 1 old basis.

The Company's principal office is Suite 180A - 13040 # 2 Road, Richmond, British Columbia, Canada V7E 2G1, the telephone number is (604) 275 - 2170 and fax number is (604) 275-8745. The Company's agent in Canada is Kornfeld Mackoff Silber, 1100 One Bentall Center, 505 Burrard Street, Box 11, Vancouver, B.C., V7X 1M5. The Company has the following web addresses: www.foruminvestments.com, www.snowbirdvacations.com, www.SpiritOfTwoThousandTen.com, www.spirityachtcharters.com, www.fitnessvacation.ca www.americanlifesettlementsociety.com, www.priceshieldsystems.com.

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

During 2003 the Company incorporated a wholly owned subsidiary in the Province of Ontario: Intravelnet Limited. As required by Ontario legislation specifically relating to travel, the new entity incorporated and domiciled in Ontario was created to handle the Ontario travel club business for the Ontario members. Subsequent to December 31, 2003 the sole director of

(15)

Intravelnet Inc. resigned and a replacement has yet to be found. Given the circumstances management instructed the new Ontario Corporation Intravelnet Limited to handle servicing all travel Club members. The assets of Intravelnet Inc. were sold to Intravelnet Limited on June 30th, 2004 and all existing employees were offered continuous employment in the new Company. In the first quarter of 2007 the Company entered into an agreement with an Ontario registered travel wholesaler to assist in servicing the Snowbird Vacations Travel Club membership. The operators' industry knowledge and experience in the wholesale travel market combined with their centralized call center and on-line presence have been valuable in assisting the continued serving and growth of the Travel Club membership.

With the recent new affiliation and contracting out of our travel services, it is unknown at this time as to the future status of the company's subsidiary's Intravelnet Inc., Intravelnet LTD., and ATM Travel. It is highly unlikely that the Company as the parent company will recoup inter-company loans and advances made to Intravelnet Inc and or other subsidiaries over the last several years totaling approximating $4.4 million. Any tax loss as result of the above mentioned losses will be carried forward and applied to offset future year's tax obligations.

In January of 2004, the Company entered into a Commission Agreement with 42260584 Canada Inc., for the operation of the Company's London Ontario sales and marketing operations. 4226054 Canada Inc. took control of the offices and marketed the Company's Snowbird Vacations Travel Club Membership until September of 2004.

In November of 2005 the principal of 42260584 Canada Inc. entered into a Commission Agreement with the Company to market the Company's Snowbird Vacations Travel Club Membership in the Barrie Ontario area. The Agreement with 1617165 Ontario Inc was terminated in March of 2006 and at this time no new memberships are actively been marketed in the Barrie Ontario area.

In January of 2006 the Company acquired the members of an upstart Ontario Travel Club called Embassy Vacation Club. The members were offered to have their members serviced by the Company's travel service provider Intravelnet Ltd and 110 of Embassy Vacation Club members agreed to our terms.

Effective December 31, 2006, the Company completed the purchase of 100% of the outstanding capital stock of International Fitness Vacations (BC) Ltd. ("Fitness Vacations") from an officer and director of the Company in the amount of $550,000. The newly acquired company is a full service gym and also markets gym memberships with a travel component.

In January of 2007, the Company acquired all the outstanding shares of Price Shield Systems Inc., a Washington State Corporation. Price Shields Systems Inc., sole business is a contract which facilitates the ongoing supply of resort and Condominium inventory which is marketed to the travel club membership.

In the first quarter of 2006, the Company signed a Commission Agreement with 2094711 Ontario Limited to secure an office location to market Travel Club memberships in the greater Toronto, Ontario area. The new office location in Pickering, Ontario commenced operations In October 2006.

The Company's core growth depends, in significant part, upon the continuing traditional method of sales and marketing of its Travel Club products. If the Company is unable to secure an Operator or is unable to contract a Licensee, its ability to effectively grow and expand its

(16)

business could be impaired. In addition to the risk of securing an Operator or contracting a Licensee, the Company's growth is dependent upon the success of the entities. (See Item 3 Risk factors, Ability to Attract and retain Successful Licensees or Operators).

The Company will complete the refit on its 120 feet motor vessel MV Spirit of Two Thousand and Ten in fall of 2007. In spring of 2005 Sheerline Yachts completed their component of the refit and Platinum Marine Services was retained to complete the almost $10.0 million refit project. The Company had established an initial credit facility with Caterpillar Financial Services for up to $3 million USD which has provided funding for the project. The Company subsequently had the credit facility increased to $4.3 million USD in spring of 2007. The Company continues to refit the 120 foot motor vessel with Platinum Marine Services. In 2005 the Company spent $685,964 during 2005, 2,753,788 during 2006 and another $911,463 to June 30, 2007. The Motor Vessel has an appraised market value of $12 million upon completion.

With the increasing age of baby boomers we are anticipating growth of leisure and lifestyle opportunities. Given our history of membership based organizations and servicing, the company is actively entering and test marketing travel services combined with health club services. The two combine are referred to as a "Resort Lifestyle" offering. The desire to travel coupled with the desire to physically enjoy an active lifestyle creates an opportunity to align two membership based businesses.

On December 31, 2006, the Company completed the purchase of International Fitness Vacations (BC) Ltd. ("Fitness Vacations"), by obtaining 100% of the outstanding shares held by an officer and director of the Company for consideration.  The wholly-owned subsidiary is involved in the marketing of gym and travel club memberships.

In 2005, Forum began to investigate the business opportunities in the secondary Life Insurance market also known as "Life Settlements". The Company is entering into the business of purchasing life insurance policies from consumers actively interested in selling their policies. Forum will invests in the purchasing of Life Insurance policies issued in the Unites States sold by the policy holders with life expectancies of 6 to 12 years. The Company becomes the irrevocable beneficiary of these policies.

Although relatively new, the Life Settlement market is the fastest growing segment of the financial services industry. The life insurance industry is a "double digit" trillion dollar industry and the Life Settlement market is projected to grow significantly within the next few years. The senior and the baby boomer markets are the fastest growing segments of the population, resulting in billions of dollars in policies rolling into the Life Settlement policy industry annually. Expected growth of the Life Settlement market will parallel the aging population boom.

The significant, additional money that many policy holders receive from life settlement companies in the secondary market represents "found money"; turning unrealized assets into cash. In general, this windfall significantly improves the lifestyle of the policy holder when most seniors need it, i.e. -- allowing them to afford long-term health care or maintain their current standard of living for many more additional years. Legitimate Life Settlement companies have been described as providing a "socially responsible" service.

The Company began to research the Life Settlement industry in 2005 and has completed a substantial amount of due-diligence and invested capital to create large channels of Life Settlement "policy flow". The Company is currently sourcing Life Settlement policies through "Business to Business" (B2B) Channels and expects to launch a "Business to Consumer" (B2C) Channel in the near future.

(17)

To expand beyond is present financial capabilities in the Life Settlement market and other business ventures, additional financing will be required. There is no certainty this financing will be available when and to the extent required, or that if available it will be on acceptable terms. If adequate funds are not available on acceptable terms, the Company may not be able to fund business expansion, develop or enhance its products or services, or respond to competitive pressures. This and other risks related to operating in the Life Settlement industry could have a material adverse effect on the Company's operations and planned growth. (See Item 3 Risk factors, The Company May Require Additional Capital).

B) BUSINESS OVERVIEW

The Company's historical business is providing travel services for the members of its "Snowbird Vacations International" travel club. A travel club membership entitles the member to access wholesale travel at rates marginally above the cost to the travel agency as well as vacation condominium rentals at wholesale rates through the Company's wholesale network affiliation with the Cooperative Association of Resort Exchangers (C.A.R.E.) and other strategic relationships in the travel industry. The Company continues to develop products and services for its members, and seeks to expand its membership by securing and contracting licensed marketing agents throughout Canada. The Company presently markets new memberships in the Province of Ontario:
	2006	2005	2004
Membership Sales	$3,319,381	$ 3,367,167	$ 4,951,541

Membership Dues	1,648,637	1,690,200	1,856,883

Total	$4,968,017	$ 5,057,367	$ 6,808,424

For the fiscal year 2006, a total of 202 (2005 - 311, 2004 - 268) travel club memberships were sold for a mean average non-refundable purchase price of $ 3,215 (2005 - $3,722, 2004 - $3,134) with a standard deviation of $ 1,298 (2005 - $1,289, 2004 - $1,125).

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

(18)

Travel Club

The Snowbird Vacations travel club membership entitles the Snowbird Vacations travel club members to wholesale travel at rates marginally above the cost to the travel agency, and vacation condominium rentals at wholesale rates through the Company's wholesale network affiliation with the Cooperative Association of Resort Exchangers ("C.A.R.E."), The Company has sold the following travel club memberships:
	2006	2005	2004

Travel Club Memberships entered into during the year	$ 649,486	$ 990,645	$ 763,665
Amount recognized as revenue during the year	(649,486)	(110,384)	(87,240)

Future years revenue to be earned from current year
membership agreements	-	880,261	676,425
Cash collected during the year related to future years revenue	-	690,317	332,163

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

(19)

Areas of growth within the North American Leisure travel market by age group include 15 - 24 year olds and all ages over 45. The most rapidly growing age group of Americans is 55 - 64 year olds. Between 2000 and 2005 this aged group increased in size by 10 million, creating a boom for the industry as this age group spends more on their leisure travel than any other age group. This age group is expected to grow by 8 million between 2005 and 2010.

Older adults represent a growing segment - creating a potentially lucrative - market for Leisure Lifestyle. According to Prism Business Media September 1, 1999 article entitled "The New Age" The baby boomers, who have revolutionized every decade that they have lived in, are especially active people used to doing things and going places. They're intent on being able to continue to live as they've always lived. They want to keep active, busy and involved. These people look to the fitness industry to provide them with ideas for how to fill their time.

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

The Company believes the opportunity created by the demographic changes is to be positioned in both the "Travel" and the "Heath Club" industry. By not targeting this market, membership based organizations risk losing active aging adults to those organizations that will cater to their needs.

Despite encouraging enrollment statistics, fitness clubs have only scratched the surface of the profitable older market. Clubs have captured only 10 to 12 percent of the total population, and only 9 percent of people over the age of 55. There are a lot of people out there who are not members of clubs but who have more time, disposable income and motivation.

The Company believes the ability to provide both travel and health club services in efficient upscale facilities providing exceptional service will be a primary driver of the Company's future growth. The Company is beginning to develop and implement its vision of integrating "Travel Club" and "Health Club' membership offerings.

Following the theme of older adults and the growth of the group as a percentage of the population, the Company is entering the Life Settlement market. The exact size of the market is difficult to accurately quantify. In 2005, Sanford C. Bernstein & Co., LLC, a research unit of Allainace Bernstein L.P. estimated the market to be approximately $13 billion in face value of policies purchased from 1998 through 2005. The growth is expected to continue in the next few decades with the increase in the number of older Americans. American seniors consider selling their policies in the secondary Life Settlement market for a variety of reasons including:

(20)

Living Longer... Seniors must have more liquid capital during retirement to support themselves. Additionally, parents of seniors are also living longer which some will have to financially support.

Income... Many companies have encountered financial trouble and therefore pensions have been reduced or wiped out. In 2003, 1,197 companies eliminated their pensions reported the American Federation of Labor jeopardizing the retirement of thousands who presumed these funds were guaranteed.

Debt Crisis... Many seniors do not adequately save or plan financially for retirement. USA Today, Jan/07 "seniors are becoming the face of the indebted and the fastest population group seeking bankruptcy, many are having extreme difficulty paying mortgage, food and medical costs... we are just seeing the tip of the iceberg".

Social Security in Trouble... A looming large risk for seniors is government social security -- a critical source of income - which could go bankrupt and not be able to support the growing seniors market. At a minimum, social security benefit payments are estimated to be reduced.

Skyrocketing Medical Costs... As reported in Business Week "Seniors Pushing Medicaid to Breaking Point" (Feb/05) "as 70 million baby boomers age, their demand for care threatens to crush Medicaid". In 2004 alone, medical insurance payments, co-pays and deductibles increased 40%. Medical costs are estimated to continue to rise and fixed income seniors will have to find some way to pay for this large, unbudgeted but essential cost of retirement.

Real risks exist in relation to operating in the Travel and Life Settlement industry and they could have a material adverse effect on the Company's operations and planned entrance to the Life Settlement market. (See Item 3 Risk factors, The Markets in Which the Company Competes is Highly Competitive. If the Company Cannot Successfully Compete, its Growth Rate May Stagnate or Revenues May Decline).

Growth Strategy

The Company recognizes that it needs to be innovative and pioneer new avenues for business development. A key to the Company's future development is the expansion and retention of its existing Travel Club membership base, adding other "Membership" based service and or product offerings to specific demographic groups. Additionally new opportunities have encouraged the Company to expand and position itself for entry into the Life Settlement market.

For its existing travel operations, the Company plans to achieve continued growth of its travel club memberships through five key areas:

1) Licensing Snowbird vacation travel club sales and marketing agents in Canada and the investigation of potential US market penetration.

As part of the strategy to increase memberships, the Company has shifted from Company owned and operated marketing operations to licensed sales and marketing operations in Canada. With a limited growth potential in Canada investigation of opportunities in other countries is necessary. This shift in the Company's method of generating sales will require less capital resources and management. The goal is to focus on the management and development of the travel club's products and services. The Company continues to seek out those potential independent marketing agents with "know how' and financing to market the Company's Snowbird vacations travel club memberships in the Province of Ontario and beyond. There can be no assurances that the Company will be able to attack and retain successful licensees or operators. (See Item 3 Risk factors, Ability to Attract and retain Successful Licensees or Operators).

(21)

2) Diversification of its travel services to include varying types of travel products.

By tailoring its travel service offerings to include a broader product portfolio of more affordable vacation packages including exclusive club member excursions the Company hopes to maintain and grow the Snowbird vacations travel club membership. These packages are designed to appeal to different age groups, both younger and particularly the high growth aging "boomer" market, with varying income levels. There can be no assurances that the Company will be able to successfully diversify and market travel related products.

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

3) Affiliating with existing affinity groups to provide travel service to their membership

In addition to the traditional marketing efforts, other referral programs, strategic relationships, and affinity programs are continually been evaluated. In the first quarter of 2007 the Company contracted with an Ontario based travel wholesaler with an on-line and retail presence in Ontario to service our membership through its centralized call center.

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

4) Increasing membership based operations in the active lifestyles market

With the increasing age of baby boomers we are anticipating growth of leisure and lifestyle opportunities. Given our history of membership based organizations and servicing, the company is actively investigating and test marketing travel services combined with health club services. The two combine are referred to as a "Resort Lifestyle" offering. The desire to travel coupled with the desire to physically enjoy an active lifestyle creates an opportunity to align two membership based businesses.

Each facet of the Company's travel and membership based developments are interconnected. With growth in membership the Company's requirements for inventory and vacation options including maritime product offerings will be increased. The Company's primary goal is to increase memberships by marketing, its secondary goal being to increase the number of product offerings available to its members for vacations, and its tertiary goal being to expand its other holdings. The Company believes promoting the "Resort Lifestyle" concept in desirable locations with value pricing are foundations for corporate growth.

(22)

In 2005, Forum began to investigate the business opportunities in the secondary Life Insurance market also known as "Life Settlements". The Company is entering into the business of purchasing life insurance policies from consumers actively interested in selling their policies. Forum will invests in the purchasing of Life Insurance policies issued in the Unites States sold by the policy holders with life expectancies of 6 to 12 years. The Company becomes the irrevocable beneficiary of these policies.

Although relatively new, the Life Settlement market is the fastest growing segment of the financial services industry. The life insurance industry is a "double digit" trillion dollar industry and the Life Settlement market is projected to grow significantly within the next few years. The senior and the baby boomer markets are the fastest growing segments of the population, resulting in billions of dollars in policies rolling into the Life Settlement policy industry annually. Expected growth of the Life Settlement market will parallel the aging population boom.

The significant, additional money that many policy holders receive from life settlement companies in the secondary market represents "found money"; turning unrealized assets into cash. In general, this windfall significantly improves the lifestyle of the policy holder when most seniors need it, i.e. -- allowing them to afford long-term health care or maintain their current standard of living for many more additional years. Legitimate Life Settlement companies have been described as providing a "socially responsible" service.

The Company began to research the Life Settlement industry in 2005 and has completed a substantial amount of due-diligence and invested capital to create large channels of Life Settlement "policy flow". The Company is currently sourcing Life Settlement policies through "Business to Business" (B2B) Channels and expects to launch a "Business to Consumer" (B2C) Channel in the near future.

To expand beyond is present financial capabilities in the Life Settlement market and other business ventures, additional financing will be required. There is no certainty this financing will be available when and to the extent required, or that if available it will be on acceptable terms. If adequate funds are not available on acceptable terms, the Company may not be able to fund business expansion, develop or enhance its products or services, or respond to competitive pressures. This and other risks related to operating in the Life Settlement industry could have a material adverse effect on the Company's operations and planned growth. (See Item 3 Risk factors, The Company May Require Additional Capital).

Government Regulations

On October 1, 2003 the United States federal governments "no call registry" went into effect. The new law allows consumers who do not wish to be "solicited" and receive telemarketing calls to register on the federal government's nationwide list. The "no call list" is receiving millions of registrants. A similar law is under review for Canada. At this time it is anticipated this law will take effect in the fall of 2007. This law in Canada will affect the company's operations and result in a higher marketing cost, which could affect the profitability of the Company's Snowbird Vacations Travel Club membership sales.

The market for Life Settlements in the United States is regulated by the State. There currently exists government regulation in 26 states is to ensure fair practices and protect consumers particularly from fraud, large incommensurate middleman commissions and transaction costs. Some States and the United States Securities and Exchange Commission treat Life Settlements as securities under state and federal securities law when viewed as a structured product.

(23)

The Life Settlement secondary market provides consumers with an alternative to the cash surrender value offered by their underwriting insurance company and facilitates consumer choice and competition. Legitimate Life Settlement companies provide a socially responsible service to seniors whose future welfare is an important social policy issue at all levels of society and government. However, there can be no assurances that future changes in Consumer, Securities or Insurance regulations at Federal or State level will not have a materially adverse effect on the industry and the Company's results.

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

There can be no assurance that unforeseen developments or introduction of legislation, laws, and other factors will not alter the Company's ability to achieve it growth targets for marketing and selling Travel Club programs or entering and operating in the Life Settlement market. (See Item 3 Risk factors, Government Regulations)

C) ORGANIZATIONAL STRUCTURE

As of June 30, 2007, the following is a list of all the Company's subsidiaries, all of which are wholly owned and over which the Company holds 100% voting control:

Subsidiary	Incorporating Jurisdiction
Intravelnet Limited.	Ontario, Canada
InTRAVELnet Inc.	Alberta, Canada
ATM Travel Group Ltd.	Alberta, Canada
International Fitness Vacations (BC) Ltd.	British Columbia, Canada
Price Shield Systems Inc.	Washington, USA

Properties

Office Leases

The Company is headquartered at 180A - 13040 Number 2 Road, Richmond British Columbia Canada where it rents 11,881 sq. ft. office space housing its principal administrative, customer services, its IT department and International Fitness Vacations. The Company believes that its current facilities are adequate for its current and near future operations.

The Company's subsidiary, Intravelnet Limited, leases an office in Calgary, situated at suite 1520 - 324 8th Avenue S.W. Calgary, Alberta T2P 2Z2. The Company's lease for this 1638 sq. ft. space expires on September 30, 2008.

(24)

Intravelnet Limited has a second office in Calgary located at Suite 140, 272 7th Ave S.W. Calgary, Alberta T2P 3H6. The Company leases approximately 1000 square feet. The lease expires September 30, 2009.

Intravelnet Limited leases an office in London, Ontario, situated at #102 - 920 Commissioner Street East, London, Ontario, this lease expires on October 31, 2007.

Motor Vessels

The Company owns and is currently refitting a 120-foot motor vessel cal the MV Spirit of Two Thousand and Ten.

Item	Qty	Description
Spirit of Two Thousand and Ten	1	Type: 120 ft. motor vessel Overnight Accommodation: 12 passengers| Dinner cruise - 100 passengers

The Company will complete the refit on its 120 feet motor vessel MV Spirit of Two Thousand and Ten in fall of 2007. In spring of 2005 Sheerline Yachts completed their component of the refit and Platinum Marine Services was retained to complete the almost $10.0 million refit project. The Company had established an initial credit facility with Caterpillar Financial Services for up to $3 million USD which has provided funding for the project. The Company subsequently had the credit facility increased to $4.3 million USD in spring of 2007. The Company continues to refit the 120 foot motor vessel with Platinum Marine Services. In 2005 the Company spent $685,964 during 2005, 2,753,788 during 2006 and another $911,463 to June 30, 2007. The Motor Vessel has an appraised market value of $12 million upon completion.

If additional financing is required, there is no certainty this financing will be available when and to the extent required, or that if available it will be on acceptable terms. If adequate funds are not available on acceptable terms, the Company may not be able to fund business expansion, develop or enhance its products or services, or respond to competitive pressures. This and other risks related to operating in the Life Settlement industry could have a material adverse effect on the Company's operations and planned growth. (See Item 3 Risk factors, The Company May Require Additional Capital).

ITEM V. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial condition and results of operations of the Company for the years ended December 31, 2006, 2005, and 2004 should be read in conjunction with the Consolidated Financial Statements of the Company for the years ended December 31, 2006, 2005, and 2004. Except as otherwise indicated, all dollar amounts contained in this discussion and analysis and the Consolidated Financial Statements are in Canadian dollars.  The financial information presented in the Consolidated Financial Statements was prepared in accordance with generally accepted accounting principles (GAAP) in Canada. Note 21 of these Consolidated Financial Statements of the Company set forth the material

(25)

differences between Canadian and U.S. GAAP.

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

The detailed accounting policies are listed in Note 3 to the Financial Statements for the year ended December 31, 2006. Included below is a discussion of the accounting policies that are affected by the most significant judgments and estimates used in the preparation of the financial statements, how such policies are applied and how results differing from the estimates and assumptions would affect the amounts presented in the financial statements. Other accounting policies also have a significant effect on our financial statements, and some of these policies also require the use of estimates and assumptions.

Going Concern

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern.

While these accompanying financial statements have been prepared on the assumption that the Company is a going concern and will be able to realize our assets and discharge our liabilities in the normal course of business, certain events and conditions cast substantial doubt on this assumption. As of December 31, 2006 the Company had a working capital surplus of $647,227 and a shareholders' equity of $3,570,984.

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

Revenue Recognition

The Company generates revenues from the sale of memberships, dues and charter sales. The portion of revenue received from members, which entitles members to use the Company's vacation and travel club privileges at a future date, is recognized in income during the year when the membership is sold and the member pays more than 10% of the purchase price. Prior to 2006 the membership revenue was deferred and recognized in income evenly over the term of the members' entitlements.

(26)

Prior to 2006 the revenue related to three and five-year memberships were recognized evenly over the term of the contract. For lifetime memberships, revenue was recognized over a period of five years, which is the best estimate over which the performance of services will be required. The service period of lifetime memberships was based on a combination of factors such as the estimated length of service required, and historical membership cancellations and refunds. Management regularly reassess the appropriateness of the estimated service period of lifetime memberships and will revise it prospectively if future events, which are generally outside of our control, indicate that the service period is shorter or longer than five years.

Management believes that the assumptions we have made in the period of recognition described above are reasonable. However, if revisions to the length of service for lifetime memberships are necessary, the expected financial results will be impacted and these results may be material.

Asset Impairments

Management evaluates the carrying value of intangible assets for impairment whenever indicators of impairment exist. If it is determined that such indicators are present, then an undiscounted future net cash flow projection for the asset is prepared. In preparing this projection, assumptions must be made concerning future financial performance after considering historical trends, business plans and likely external factors. If projections of future net cash flows are in excess of the carrying value of the recorded asset, no impairment is recorded. If the carrying value of the asset exceeds the projected undiscounted net cash flows, impairment is recorded. The amount of the impairment charge is determined as the deficiency of the discounted projected net cash flows to the carrying value.

Accounts Receivable

The Company generates a significant portion of revenue and related accounts receivable from travel memberships. Management evaluates the collectability of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligations, a specific reserve for bad debts against amounts due is recorded to reduce the recognized receivable to the net amount we reasonably believe will be collected. For all other customers, reserves are recognized for bad debts based on past write-off history and the length of time the receivables are past due.

Selected Annual Information

The following depicts some of the Company's significant operating results:
	Year End December 31
	2006	2005	2004
Travel Club Memberships Sold Amount Recognized as Revenue during the year see Note # 10	$ 649,486 649,486	$ 990,645 110,384	$ 763,665 87,240
Membership Dues	$ 1,648,637	$ 1,690,200	$ 1,856,883
# Travel Club Memberships Sold (1)	202	311	268
Mean Average Membership Price (1)	$ 3,215	$ 3,723	$ 3,134
Standard Deviation from Mean (1)	1,298	1,289	1,215

(27)

Year End December 31
2006	2005	2004
Net Income (Loss) for the year (2)	1,644,160	1,651,804	3,662,784
Income (Loss) per Share (2) (3)	$ 0.35	$ 0.30	$ 0.75

2006 year-end Travel Club Memberships sales decreased totals were down 34.4% to $649,486 compared to ($990,645 - 2005, and $763,665 - 2004), with amount recognized as revenue during the year increased by 488.4% to $649,486 ($110,384 - 2005, $87,240 - 2004) and corresponding total revenue increased by 2.9% to $6,097,780 ($5,923,516 - 2005, $9,186,444 - 2004).

In 2006 gross cash flow from operations decreased 11.0% to $ 2,639,347 with a net cash outflow from operations of $ 82,228, compared to gross cash flows of $2,966,897 with a net cash inflow from operations of $394,102 in 2005, and gross cash flow of $2,859,910 with a net cash outflow from operations of $79,921 in 2004.

The Company had revenues from membership dues of approximately $1,648,637 for the year ended December 31, 2006, $1,690,200 in 2005, and $1,856,883 in 2004, and expects dues to approximate the level obtained in 2006 for the year ended December 31, 2007.

For the fiscal year 2006, a total of 202 travel club memberships were sold, a decrease of 53.9% (2005 - 311, 2004 - 268) The mean average non-refundable travel club membership purchase price decreased 13.6% to $ 3,215 ($3,723 - 2005, and $3,134- 2004). Standard deviation from the mean purchase price has increased 1% to $1,298 ($ 1,289 - 2005, and $1215 - 2004).

Net Income for the year decreased to $1,644,160 ($1,651,804 - 2005, and $3,662,784 - 2004). Earnings per share were $0.35 for the year ($0.30 - 2005, and $0.75 - 2004).

There were 4,644,661 shares outstanding as of December 31, 2006 and 5,444,661 in 2005, with 5,444,661 in 2004. In spring of 2004 the debenture holders exercised a conversion privilege on debentures they owned. The result was the issuance of 4,060,000 shares of the Company. In July of 2007 the Company completed a series of private placements and issued a total of 14,500,000 shares from treasury as a result.

Expenses increased by 5.3% or $225,377 in 2006 due mainly as a result of the change in revenue recognition to account for all commissions payable off set by the continued effects of the divesture of the sales and marketing operations and the operating costs associated with those operations.

The largest expense was commissions from the sale of memberships during the fiscal year. Total commissions costs in 2006 amounted to $1,939,061 compared to $1,277,223 in 2005 and $1,564,724 in 2004. All deferred commissions and commissions on sales for 2006 were recognized during the year while commissions prior to 2006 were deferred over a five-year period. In 2005 the commission expense included one-fifth of commissions paid out in 2001, 2002, 2003, 2004 and 2005.

The largest decrease in expenses of $252,516 occurred in Bad Debts to ($14,007) in 2006, (2005 - $238,509) compared to $427,944 in 2004. The decrease was the result of an

(28)

overestimate of the reserve for Bad Debt for 2005 and increased recovery on Bad Debts as compared to previous years.

The second largest decrease in expenses of $110,475 occurred in Legal and Accounting expenses to $163,756 in 2006. Legal and accounting related expenses in 2005 totaled $274,231 and $242,312 in 2004 respectively. The Company continues to see the effects of the divesture of Company owned Sales and Marketing operations.

The third largest decrease in expenses of $98,576 occurred in Wage expenses of $1,081,049 in 2006. Wage related expenses in 2005 totaled $1,179,624 and $1,374,234 in 2004 respectively. The Company continues to see the effects of the divesture of Company owned Sales and Marketing operations.

Consulting fees in 2006 totaled $53,423, an increase of $19,623 compared to $33,800 in 2005 and $124,008 in 2004. Consulting fees in 2006 increased as a direct consequence of a cost recognition of a 2005 advance.

B) LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Beginning in 2004, the working capital deficit was $ 3,649,916 primarily due to a decrease in the current portion of the deferred revenue.

In 2005, the working capital deficit decreased to $ 721,171 primarily due to a decrease in the current portion of the deferred revenue and recognition of other deferred items in 2005.

In 2006, the working capital surplus increased to $ 647,227 primarily due to the acceleration in revenue amortization in 2006.

The Company continues to operate within the new travel and economic environment by continuously adjusting its operations accordingly. The Company plans to generate sufficient operating capital through operations in the short-term. For long-term growth additional capital is required. The 120-foot motor vessel will complete its refit with an estimated completion date of fall 2007. The motor vessel did not contribute to revenue in 2005 or 2006.

The work on the vessel has been from cash provided from operations and the proceeds of the construction loan form Caterpillar Financial Services. In September of 2005 the company was successful in attaining a credit facility with Caterpillar Financial Services Corporation for $3.0 million USD. This credit facility was increased to $4.3 million USD in March of 2007 and the Company has drawn down $4.2 million USD as of June 30, 2007.

The Company's total Revenues for 2006 increased $174,263 to $6,097,779. This increase was largely caused by the reduction in sales of $239,146 and a reduction in membership dues of $41,563 and a decrease of $ 22,509 in Interest received and off-set by an increase of $477,482 in miscellaneous revenue compared to 2005 results. Other factors included the accelerated recognition of the amortization of deferred revenue and commission, over-accruals for un-collectable receivables, deferred interest and potential GST as reflected in a change in estimates.

(29)

Capital Resources

The Company's capital resources are comprised primarily of private investors (including members of management) who are either existing contacts of the Company's management, or who came to the attention of the Company through brokers, financial institutions and other intermediaries.

In 2006 gross cash flow from operations decreased 11.0% to $ 2,639,347 with a net cash outflow from operations of $ 82,228, compared to gross cash flows of $2,966,897 with a net cash inflow from operations of $394,102 in 2005, and gross cash flow of $2,859,910 with a net cash outflow from operations of $79,921 in 2004.

In September of 2005 the company gained a credit facility with Caterpillar Financial Services Corporation for $3.0 million USD. This credit facility was increased to $4.3 million USD in March of 2007. The credit facility is available in United States Dollars with a floating interest rate set to the 30-day LIBOR rate plus 3.25%. The Company does not currently hedge against foreign exchange or interest rate fluctuations.

The Company has utilized $2,753,788 during 2006 on the refit of the vessel and another $911,463 to June 30, 2007.

The Company estimates that its cash and cash equivalents will be sufficient to meet its capital requirements for at least the next 6 months. However, its forecast of the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. If the Company is unable to raise additional capital when required or on acceptable terms, it may have to significantly delay, scale back or discontinue one or more of its present operations.

The Company's access to capital is always dependent upon general financial market conditions. The Company has no agreements with Management, investors, shareholders or anyone else respecting additional financing at this time. Because of the nature of the Company's business, there are no trends in the nature of its capital resources that could be considered predictable. To date, the Company's capital resources have consisted of the private issuance of common shares, convertible securities and a credit facility from Caterpillar Financial Services Corporation.

In July 2007, the Company completed a series of private placements totaling US$9,000,000. In connection with the private placements a total of 14,500,000 common shares of the Company were issued.

Quantitative and Qualitative Disclosures about Market Risk

The Company does not have any derivative financial instruments. The exposure to market risk is limited to interest and exchange rate sensitivity. The Company's long term debt is denominated in US dollars with a floating exchange rate set to the LIBOR 30-day rate. These two risks are affected by changes in the general level of LIBOR and Canadian dollar exchange rates. The primary strategy of the Company's borrowing activities is to preserve principal by keeping funds in US dollars and converting to Canadian dollars when required. The long term debt portfolio is subject to interest rate risk and will cost more in the event market interest rates increase. The Company does not currently hedge against foreign exchange or interest rate fluctuations.

(30)

C) RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The Company's has expended no material research and development expenses for the last three fiscal years.

D) TREND INFORMATION

The Company is affected by the sales and marketing trends and uncertainties in the leisure-travel business.

On October 1, 2003 the United States federal governments "no call registry" went into effect. The new law allows consumers who do not wish to be "solicited" and receive telemarketing calls to register on the federal government's nationwide list. The "no call list" is receiving millions of registrants. A similar law is under review for Canada. At this time it is anticipated this law will take effect in the fall of 2007. This law in Canada will affect the company's operations and result in a higher marketing cost, which could affect the profitability of the Company's Snowbird Vacations Travel Club membership sales.

Given the legal environment the Company and its agents must focus its efforts more heavily in telephone hardware and software and other marketing channels including direct mail, traditional media advertising and Internet based marketing. New advances in technology have allowed for marketing to large amounts of potential members at lower costs. Presently e-mail and direct marketing campaigns are been reviewed with media companies to further evaluate the potential opportunities of these new marketing methods for our product

In January of 2004, the Company entered into a Commission Agreement with 42260584 Canada Inc., for the operation of the Company's London, Ontario sales and marketing operations. 4226054 Canada Inc. took control of the offices and marketed the Company's Snowbird Vacations Travel Club Membership until September of 2004. In November of 2005 the principal of 42260584 Ontario Ltd entered into a Commission Agreement to market the Company's Snowbird Vacations Travel Club Membership in the Barrie, Ontario area. The Agreement with 1617165 Ontario Inc was terminated in March of 2006 and at this time no new memberships are actively been marketed in the Barrie, Ontario area. In January of 2006 the Company acquired the members of an upstart Ontario Travel Club called Embassy Vacation Club. The members were offered to have their members serviced by the Company's travel service provider Intravelnet Ltd and the 110 of the Embassy Vacation Club members.

Subsequently to 2005, the Company signed a Commission Agreement with 2094711 Ontario Limited to secure an office location to market Travel Club memberships in the greater Toronto Ontario area. The new office location in Pickering Ontario commenced operations in October 2006.

The Company can give no assurances that licensed marketing efforts will be successful in the future. In the alternative the Company is investigating other marketing efforts that differ from the previous traditional sales cycle.

As of July 15, 2007, the Company has 6,272 active family memberships, with 5,905 current and 367 in arrears in monthly membership dues or payments. The unit volume of new memberships of its vacation Travel Club memberships in 2006 was 202, 2005 - 311, in 2004 - 268 memberships and 2003 - 504 memberships. The Company estimates the unit volume of new

(31)

memberships of its vacation Travel Club memberships for the fiscal year 2007 to approximate 325. The mean average price of a membership sold was decreased to $3,215 from $3722 in 2005 and $2,207 in 2004. The Company is unable to project sales totals for 2007 at this time. Sales totals for 2006 were $649,486, 2005 - $990,645 and $769,665 for 2004.

Operating costs of the company have increased slightly in 2006 after a decline for the previous three years (2006 - $4,453,166, 2005 - $4,227,789, 2004 - $5,229,932. Expenses increased by 5.3% or $225,377 in 2006 due mainly as a result of the accelerated amortization of commission payable on sales offset by continued effects of the divesture of the sales and marketing operations and the operating costs associated with their operations.

With the increasing age of baby boomers we are anticipating growth of leisure and lifestyle opportunities. Given our history of membership based organizations and servicing, the company is actively investigating and test marketing travel services combined with health club services. The two combine are referred to as a "Resort Lifestyle" offering. The desire to travel coupled with the desire to physically enjoy an active lifestyle creates an opportunity to align two membership based businesses. In addition to the core travel business the Company is seeking entry into the socially responsible industry of assisting seniors liquidating their life insurance policies in the Secondary Life Insurance market called the Life Settlement market.

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

F) TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table is a summary of our contractual obligations as of December 31, 2006:
		Payments due by period
		Less than			More than
Contractual Obligations	Total	1 year	1 - 3 years	3 - 5 years	5 years
Long-Term Debt Obligations	$ 4,078,779	$49,262	$431,288	$511,632	$3,086,595
Operating Lease Obligations	325,359	181,477	143,882	-	-
Purchase Obligations	-	-	-	-	-
Other Long Term Obligations	-	-	-	-	-
Total	$ 4,404,138	$ 230,739	$ 575,170	$511,632	$3,086,595

(32)

G) SAFE HARBOR

This discussion includes certain statements that may be deemed "forward-looking statements".  All statements in this discussion, other than statements of historical facts, that address future operation activities, growth and events or developments that the Company expects, are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include: the tourism demand, market prices, government regulation, continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

ITEM VI. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A) DIRECTORS AND SENIOR MANAGEMENT

The names and municipality of residence of each of the directors and officers of the Company, the principal occupations in which each has been engaged during the immediately preceding five years, and their respective ownership of the Company's common shares as at the date herein, are as follows:

(33)

Name and City of Residence	Date of Birth	Principal Occupation For the Past Five Years	Position Held
Daniel Clozza Vancouver, B.C. Canada	Feb. 9, 1960	Since September 1995, employed full-time by the Company.	President, CEO and Director since September 1995
Martin Tutschek Vancouver, B.C. Canada	May 24, 1960	Since August 2001, employed full-time by the Company.	CFO and Director since August 2001
Jeff Teeny Portland, Oregon. USA	April 30, 1967	Property and Real Estate developer for various projects including the 400 acre Villages at Cascade Head located on the Pacific Coast of Oregon, USA..	Director since July 2007
Scott McManus Las Vegas, Nevada, USA	June 21,1962	CEO, Chairman: Ganix Biotechnologies, Inc. 2002 - present, an Ecological Science Company. Financier, Net Branch: North American Funding August 2004 - present, a Commercial Finance Company. Various resort property real estate developments.	Director since July 2007

Family Relationships

There are no family relationships between any directors or executive officers and any other director or executive officer. Each Director serves for a term of one year or until the next annual meeting of the shareholders at which Directors are elected and qualified.

Arrangements

Messrs. Teeny and McManus were appointed to the Board of Directors concurrent with private placements raising an aggregate total of US$ 9,000,000 completed in July 2007 with companies related to Messrs. Teeny and McManus. Other than the foregoing, there are no arrangements or understandings between of our directors or executive officers, and with our major shareholders, customers, suppliers or others pursuant to which any director or officer was or is to be selected as a director or officer. In addition, there are no agreements or understandings for the officers or directors to resign at the request of another person and the above-named officers and directors are not acting on behalf of nor acting at the direction of any other person.

B) COMPENSATION

Executive Compensation and Compensation of Directors

During the year ended December 31, 2006, the Company paid $ Nil, (2005 - $ Nil, 2004- $ Nil) in management fees and $nil - 2006, (2005 - $14,430, 2004, $44,000) in consulting fees to directors. The Company also reimbursed $159,715 -2006, (2005 - $220,625, 2004 - $185,535) to directors for expenditures made on behalf of the Company.

The Company has no medical, extended medical, dental, pension, retirement, or other similar benefits for directors or officers pursuant to any existing plan provided by, or contributed to by, the Company or its subsidiaries.

(34)

Directors and senior management are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with corporate matters pertaining to the Company.  The Board of Directors may award special remuneration to any director or senior management undertaking any special services on behalf of the Company other than services ordinarily required of a director or senior management.

Stock Options

The information on stock options required by this item is set forth in Item 6.E of this annual report.

C) BOARD PRACTICES

The Board of Directors meets formally approximately 6 to 8 times per year on an as needed basis to deal matters relating to the Company. Each Director serves for a term of one year or until the next annual meeting of the shareholders at which Directors are elected and qualified. The Company's last annual general meeting was held on March 05, 2007 and the next meeting will be held subject to Board approval as specified in the Company's Articles.  The Company's executive officers are appointed by and serve at the pleasure of the Board of Directors.

Audit Committee

The Company's Audit Committee is composed of three individuals including one former director and one present director.  The Audit Committee members of the Company at June 30, 2007 are Mike Parsonson, Hendrik Van der Walt, and Martin Tutschek. The committee is responsible for reviewing the Company's financial reporting procedures, internal controls, and the performance of the Company's external auditors.  The committee is also responsible for reviewing the annual financial statements prior to their approval by the Board of Directors. The Board is in the process of adopting a charter for the Audit Committee.

Remuneration Committee

The Company does not have a Compensation Committee.

Service Contracts

The Company and its subsidiaries do not have any service agreements with any of the directors of the Company providing for benefits upon termination of employment.

D) EMPLOYEES

The following is a breakdown of Company employees as at June 30, 2007 and for the years ended December 31st, 2006, 2005, 2004:

(35)

	June 30,	December 31,
	2007	2006	2005	2004
Administrative Staff	6	10	11	10
Customer Service Representatives	3	16	19	28
IT / e-Commerce Personnel	1	1	1	1
Fitness Club Personnel	8	-	-	-

The decrease in the number of Customer Service Representatives was due to the outsourcing of travel fulfillment and servicing of the travel club members to an Ontario based travel wholesaler.

E) SHARE OWNERSHIP OF MANAGEMENT

The following table sets forth the share ownership of management as of July 15, 2007:
Name	Common Shares(1)	Percent of Class	"A" Preferred Shares(4)	Percent of Class	"B" Preferred Shares(5)	Percent of Class
Scott McManus(2)	6,250,000	21.98	0	0	0	0
Jeffery Teeny(3)	6,250,000	21.98	0	0	0	0
Daniel Clozza	5,430,000	19.09	5,430,000	38.96	5,430,000	38.96
Martin Tutschek	1,524,000	5.36	1,524,000	10.94	1,524,000	10.94

Notes:

  Does not include options owned by directors or officers. Options are disclosed in table below.
  Shares beneficially owned or held by Mr McManus are registered to Aliya Life Settlement, LLC.
  Shares beneficially owned or held by Mr Teeny are registered to Teeny Acquisitions, LLC
  On June 27, 2007 the record date, the Company issued 13,933,983 Series "A" Preferred Non-Dilutive shares to all the existing registered and beneficial common shareholders on a one (1) for one (1) PRO RATA basis. The Series "A' Preferred Non-Dilutive shares are convertible, as a Series into common shares of the Company provided a majority of the Series "A" Preferred shareholders vote in favor of converting the entire Series. The Series will convert into a number of common shares that will represent 50% of the number of fully diluted common shares after conversion.
  On June 27, 2007 the record date, the Company issued 13,933,983 Series "B" Preferred Shares to all the existing registered and beneficial common shareholders on a one (1) for one (1) PRO RATA basis. The Series "B" Preferred shares are convertible into common shares of the Company on a one for one basis by shareholders of record as of June 27, 2007.

Incentive Share Purchase Plan

On July 5th 2007, the Company has executed a Stock Option plan reserving 2,850,000 shares in the common stock of the Corporation to provide its officers, directors, employees and

(36)

consultants with an incentive to use their best efforts to advance the business affairs of the Corporation. The plan allows optionees to exercise the purchase of stock options at the price of $1.00 per common share which will be executable for a period of five years from the date of grant.

The following table sets out detail regarding stock option grants made to our Named Executive Officers subsequent to our 2006 fiscal year.
Name	Number of Securities Underlying Options	% of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Sh)	Expiration Date
Jeff Teeny (1)	1,250,000	43.85	1.00	July 5, 2012
Scott McManus (2)	315,000	11.05	1.00	July 5, 2012
Martin Tutschek	300,000	10.52	1.00	July 5, 2012

Notes:

  Options beneficially owned or held by Mr Teeny are registered to Teeny Acquisitions, LLC.
  Options beneficially owned or held by Mr McManus are registered to Aliya Life Settlement, LLC.

Warrants

There are no warrants outstanding.

Other Dilutive Elements

All convertible debentures totaling $53,887 issued prior to 2003 are fully matured as of December 31, 2002. The debentures during their term carried a rate of interest of eight percent per annum payable semi-annually. The conversion feature of the debenture allows for the debenture holders to convert his capital at a rate of $6.00 US to $12.50 US per share. The Company would have 4,622 shares issued if 100% of the debentures were to be converted. During 2006, $ -, (2005 -, 2004- $7,619) of convertible debentures was repaid. There were no conversions during 2006, 2005, or 2004.

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

(37)

Company may be exposed and its financial position at that time.

ITEM VII. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A) MAJOR SHAREHOLDERS

The information as to shares beneficially owned, not being within the knowledge of the Company, has been furnished by the respective individuals.  The Company's major shareholders do not have different voting rights.  There are no arrangements known to the Company which may, at a subsequent date, result in a change in control of the Company.

The following persons hold, of record or beneficially, directly or indirectly, or are known by the Company to own beneficially, directly or indirectly, more than 5% of the issued shares of the Company as at July 15, 2007:
Identity of Person or Group	Common Shares (1)	Percent of Class	"A" Preferred Shares (4)	Percent of Class	"B" Preferred Shares (5)	Percent of Class
Jeffery Teeny(3)	6,250,000	21.98
Scott McManus(2)	6,250,000	21.98
Daniel Clozza,	5,430,000	19.09	5,430,000	38.96	5,430,000	38.96
Martin Tutschek	1,524,000	5.35	1,524,000	10.94	1,524,000	10.94
Jackie Dawydiuk	1,500,000	5.27	1,500,000	10.76	1,500,000	10.76

Notes:

  Does not include options owned by directors or officers. Options are disclosed previously.
  Shares beneficially owned or held by Mr McManus are registered to Aliya Life Settlement, LLC.
  Shares beneficially owned or held by Mr Teeny are registered to Teeny Acquisitions, LLC
  On June 27, 2007 the record date, the Company issued 13,933,983 Series "A" Preferred Non-Dilutive shares to all the existing registered and beneficial common shareholders on a one (1) for one (1) PRO RATA basis. The Series "A' Preferred Non-Dilutive shares are convertible, as a Series into common shares of the Company provided a majority of the Series "A" Preferred shareholders vote in favor of converting the entire Series. The Series will convert into a number of common shares that will represent 50% of the number of fully diluted common shares after conversion.
  On June 27, 2007 the record date, the Company issued 13,933,983 Series "B" Preferred Shares to all the existing registered and beneficial common shareholders on a one (1) for one (1) PRO RATA basis. The Series "B" Preferred shares are convertible into common shares of the Company on a one for one basis by shareholders of record as of June 27, 2007.

The nature and extent of principal non-United States trading market is approximately 45% of all outstanding securities, which are held outside the United States and approximately 55% of all

(38)

outstanding securities are held within the United States as of July, 2007. The Company is not owned or controlled, directly or indirectly, by another corporation or by any foreign government.

B) RELATED PARTY TRANSACTIONS

Except as set out below or otherwise disclosed in this report or in our audited financial statements attached hereto, no executive officer or senior management of the Company, nor any spouse, relative, associate or affiliate of the foregoing persons, has any interest in any material transactions which occurred during the Company's last full fiscal year and involved the Company or any of its subsidiaries; or any presently proposed transaction involving the Company or any of its subsidiaries.

In July 2007, the Company closed a private placement of 11,000,000 shares of common stock at a purchase price of US$ 0.50 per share for gross proceeds to the Company of US$ 5.5 million USD. The two corporate investors to this offering are beneficially owned or controlled by two individuals who subsequent to the offering became directors of the Company. These investors were arms length to the Company prior to the July offerings.

In July 2007 the company announced that it closed a private placement of 3,500,000 shares of common stock at a purchase price of US$ 1.00 per share for gross proceeds to the Company of US$ 3.5 million USD. The corporate investor to this offering is beneficially owned or controlled by an individual who subsequent to the offering became a director of the Company. This investor was arms length to the Company prior to the July offerings.

Subsequent to the year ended December 31, 2005, in April of 2006 a motor vessel was disposed of for 500,000 common shares of the Company for submission to treasury at a cost of $350,000 resulting in no gain or loss on the purchase and sale of the asset.

During the year ended December 31, 2006, the Company paid $ Nil, (2005 - $ Nil, 2004- $ Nil) in management fees and $nil - 2006, (2005 - $14,430, 2004, $44,000) in consulting fees to directors. The Company also reimbursed $159,715 - 2006, (2005 - $220,625, 2004 - $185,535) to directors for expenditures made on behalf of the Company.

Effective December 31, 2006, the Company completed the purchase of 100% of the outstanding capital stock of Fitness Vacations from an officer and director of the Company in the amount of $550,000. The newly acquired company is a full service gym and also markets gym memberships with a travel component. Consideration given was settlement of $441,260 of advances by the Company to the owner of the shares of Fitness Vacations (who are also a shareholder of the Company including the President and Director), and settlement of $108,740 of advances to Fitness Vacations

The assets and liabilities of Fitness Vacations at the time of acquisition were.

Purchase price		$550,000

Purchase Price Allocation
	Equipment	$206,798
	Leasehold improvements	150,000
	Accounts payable	(17,782)

(39)

Net identifiable assets acquired	339,016
Excess of purchase price over net identifiable assets acquired	210,984

Total	$550,000

Canadian GAAP requires that any assets or liabilities acquired in a non-arms length transaction be recorded in the Company records at the carrying value of the vendor. The amounts above attributed to net identifiable assets approximate their carrying value in the records of Fitness Vacations. The amount attributed to "excess of purchase price over net identifiable assets acquired" has been charged to deficit.

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

Indebtedness to Company of Directors and Senior Management

Amounts due to shareholders during fiscal year 2006 were $330,599. Directors of the Company are indebted to the Company in the amount of $nil and no director or senior management or have been indebted to the Company since the beginning of the last completed financial year of the Company other than as listed below. The Company reimburses Directors and Senior Management for expenses incurred in connection with Company's ordinary course of business. To the extent these advances and expenses are offset, there exists an indebtedness to the Company of a net $nil as of December 31, 2006 (2005 - $ nil, 2004 - $nil).

Interests of Experts and Counsel

This Form 20-F is been filed as an annual report under the Exchange Act and, as such; there is no requirement to provide information under this item.

ITEM VIII. FINANCIAL INFORMATION

A) CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

This Annual Report contains the consolidated financial statements for the Company for the fiscal years ended December 31, 2006, 2005 and 2004 which contain an Auditors' Report dated _________________, Consolidated Balance Sheets as at December 31, 2006 and 2005, Consolidated Statements of Loss and Deficit, and Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004, and Notes to Consolidated Financial Statements.

Indebtedness to Company of Directors and Senior Management

No directors or senior management of the Company are indebted to the Company or have been indebted to the Company since the beginning of the last completed financial year of the Company other than as noted in ITEM VII - Major Shareholders and Related Party

(40)

Transactions.

Legal or Arbitration Proceedings

As of the date hereof, the Company is a named party to a legal claim against it in the Province of Ontario. This action purports to represent and individual who fell while attending a presentation at the office of a Licensee of the Company marketing vacations travel club memberships.

From time to time, the Company may become subject to claims and litigation generally associated with any business venture.  In addition, the operations of the Company are subject to risks of accident and injury, possible violations of other regulations and some of which cannot be covered by insurance or other risk reduction strategies.  Since the Company is a Canadian corporation and the officers, directors and certain of the persons involved with the Company as professional advisors are resident in Canada, it may be difficult to effect service within the United States upon such persons or to realize on any judgment by a court of the United States which is predicated on civil liabilities under the 1933 Act.  The Company's Canadian counsel have advised that there is doubt as to the enforceability in Canada, either in original actions or through enforcement of United States judgments, of liabilities predicated solely upon violations of the 1933 Act or the rules and regulations promulgated there under.

Dividend Distribution Policy

The Company has not paid any cash dividends on its Common Stock and has no present intention of paying any dividends. The current policy of the Company is to retain earnings, if any, for use in operations and in the development of its business. The Board of Directors will determine the future dividend policy of the Company from time to time.

B) SIGNIFICANT CHANGES

In addition to the three (3) for one (1) split in the Company's common shares subsequent to the date of the annual financial statements there has been an increase in the number of issued and outstanding common shares of the Company. As of July 15, 2007 the Company completed private placements for a total of $9 million USD and correspondingly issued 14,500,000 restricted common shares of the company.

On June 27, 2007 the record date, the Company issued 13,933,983 Series "A" Preferred Non-Dilutive shares to all the existing registered and beneficial common shareholders on a one (1) for one (1) PRO RATA basis. The Series "A' Preferred Non-Dilutive shares are convertible, as a Series into common shares of the Company provided a majority of the Series "A" Preferred shareholders vote in favor of converting the entire Series. The Series will convert into a number of common shares that will represent 50% of the number of fully diluted common shares after conversion.

On June 27, 2007 the record date, the Company issued 13,933,983 Series "B" Preferred Shares to all the existing registered and beneficial common shareholders on a one (1) for one (1) PRO RATA basis. The Series "B" Preferred shares are convertible into common shares of the Company on a one for one basis by shareholders of record as of June 27, 2007.

(41)

On July 5th 2007, the Company has executed a Stock Option plan reserving 2,850,000 shares in the common stock of the Corporation to provide its officers, directors, employees and consultants with an incentive to use their best efforts to advance the business affairs of the Corporation. The plan allows optionees to exercise the purchase of stock options at the price of $1.00 per common share which will be executable for a period of five years from the date of grant.

ITEM IX. THE OFFER AND LISTING

A) PRICE RANGE AND VOLUME OF SHARES OF COMMON STOCK

The following table sets forth the price ranges of the Company's shares when listed on the on the OTCBB and the Pink Sheet Exchange for each of the most current five years, each of the quarters for the most current two years and each of the most current six months:

For the five most recent full financial years, the annual high and low market prices for the Company's common stock were as follows (US dollar figures):
	2006	2005	2004	2003	2002
High	$3.00	1.00	1.85	2.40	1.75
Low	$0.24	0.17	0.15	0.07	0.01

For the two most recent full financial years, the high and low market prices for each full financial quarter for the Company's common stock were as follows (US dollar figures):

		2006				2005
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
High	$ 0.90	1.25	1.80	3.00	$1.00	0.51	0.50	0.50
Low	$ 0.24	0.60	1.15	1.75	$ 0.17	0.25	0.25	0.65

For the two most recent six months, the high and low market prices for each month for the Company's common stock were as follows (US dollar figures):
			2006
	Jun	May	Apr (1)	Mar	Feb	Jan
High	$1.00	0.80	2.60	2.50	2.50	2.50
Low	$ 0.80	0.50	0.50	2.40	2.40	2.40

Note: (1) The Company's shares were forward split on a three for one basis April 16th, 2007.

B) PLAN OF DISTRIBUTION

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C) MARKETS

As of July 13, 2007 the shares of Forum National Investments Ltd. are publicly traded on the Pink Sheets Exchange under the trading symbol FMNLF CUSIP Number 3498452067. The

(42)

nature and extent of principal non-United States trading market is approximately 45% of all outstanding securities, which are held outside the United States and approximately 55% of all outstanding securities are held within the United States as of July 13, 2007. The share price has traded at a high of $5.20 USD in 2007 and a low of $0.15 USD in 2004.

D) SELLING SHAREHOLDERS

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

B) MEMORANDUM AND ARTICLES OF INCORPORATION

The information called for by this item is contained in an Exhibit to the Company's Registration Statement on form 20-F filed with the Commission November 3, 1998 and Exhibits filed herewith. In particular:

1. The Company's Memorandum and Articles are on file with the Office of the British Columbia Registrar of Companies under Certificate of Incorporation No. 504791. The Company was continued into the province of Ontario November 12, 1997. The Company's Memorandum and Articles are on file with the Office of the Ontario Registrar of Companies under Articles of Continuance No. 1264549.  Under the provisions of the Ontario Business Corporations Act, the Company has the power and capacity of a natural person, there are no restrictions in the Company's memorandum, on the business that the Company can carry on nor on the powers the Company can exercise.

2. Article 4.19 of the Company's articles sets out the circumstances whereby a director must not vote on a proposal, arrangement or contract in which the director is materially interested, article 4.20 sets out the directors' powers to determine their compensation, Part 3 of the Company's articles outlines the Company's borrowing powers exercisable by the directors and article 4.2 sets out that no shares are required to be held for director's qualification.

(43)

3. The Company's common shares rank equally as to dividend rights, voting rights, rights to share in the Company's profits and liquidation rights.  The Company's common shares are not, under the Company's memorandum and articles, subject to redemption or sinking fund provisions, liability to further capital calls, nor any provisions discriminating against any existing or prospective holder of such shares as a result of such shareholder owning a substantial number of shares.

The Company's Series "A" Non-Dilutive Convertible Preferred Shares without par value have no rights as to dividend rights, voting rights, rights to share in the Company's profits and or liquidation rights. The Series "A" Convertible Preferred Shares are not, under the Company's memorandum and articles, subject to redemption or sinking fund provisions, liability to further capital calls, nor any provisions discriminating against any existing or prospective holder of such shares as a result of such shareholder owning a substantial number of shares.

The Series "A" Preferred Non-Dilutive shares are convertible, as a Series into common shares of the Company provided a majority of the Series "A" Preferred shareholders vote in favor of converting the entire Series. The Series will convert into a number of common shares that will represent 50% of the number of fully diluted common shares after conversion.

A majority of the shares of the Series "A" Non-Dilutive Preferred Shares outstanding must vote in favor of converting the entire Series "A" Preferred Shares outstanding into common shares before the shares of the Series "A" Preferred Shares may convert into Common Shares. On receipt of the requisite affirmative vote, the Series "A" Preferred Shares, in the aggregate shall be converted into that number of fully paid and non-assessable Common Shares that will represent 50% of the number of fully diluted common shares after conversion. Each Share of Series "A" Preferred Shares shall be convertible into Common Shares PRO RATA to its portion of the Series "A" Preferred Shares.

The Company's Series "B" Convertible Preferred Shares without par value have no rights as to dividend rights, voting rights, rights to share in the Company's profits and or liquidation rights. The Company's Series "B" Convertible Preferred Shares are convertible into common shares of the Company on one common share for each preferred share held. The Series "B" Convertible Preferred Shares are not, under the Company's memorandum and articles, subject to redemption or sinking fund provisions, liability to further capital calls, nor any provisions discriminating against any existing or prospective holder of such shares as a result of such shareholder owning a substantial number of shares.

4. To the Company's knowledge, there are no conditions imposed by the memorandum and articles of the Company governing changes in the rights of holders of stock.

5. Section 10 of the Company's articles together with applicable corporate and securities laws contain the conditions governing the manner in which annual and extraordinary general meetings of shareholders are called including Notice of Meeting/Proxy Solicitation requirements.  Part 10 of the Company's articles deals with proceedings at such meetings including quorum requirements.

6. To the Company's knowledge, there are no limitations on the rights to own securities.

7. There are no provisions of the Company's memorandum or articles that would have an effect of delaying, deferring or preventing a change in control of the Company and that would

(44)

operate only with respect to a merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.

8. There are no bylaws provisions governing the ownership threshold above which shareholder ownership must be disclosed.

9. There are no conditions imposed by the memorandum and articles of the Company governing changes in the capital of the Company that are more stringent than is required by law.

C) MATERIAL CONTRACTS

In September of 2005, the Company secured a credit facility with Caterpillar Financial Services for up to $3 million USD. The Company in March of 2007 had the credit facility increased to $4.3 million USD.

In November of 2005 the principal of 4226054 Ontario Ltd entered into a Commission Agreement to market the Company's Snowbird Vacations Travel Club Membership in the Barrie Ontario area. The Commission Agreement with 1617165 Ontario Inc was terminated in March of 2005 and at this time no new memberships are actively been marketed in the Barrie Ontario area.

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

Effective December 31, 2006, the Company completed the purchase of 100% of the outstanding capital stock of Fitness Vacations from an officer and director of the Company in the amount of $550,000. The newly acquired company is a full service gym and also markets gym memberships with a travel component. Consideration given was settlement of $441,260 of advances by the Company to the owner of the shares of Fitness Vacations (who are also a shareholder of the Company including the President and Director), and settlement of $108,740 of advances to Fitness Vacations

The assets and liabilities of Fitness Vacations at the time of acquisition were.

Purchase price		$550,000

Purchase Price Allocation
	Equipment	$206,798
	Leasehold improvements	150,000
	Accounts payable	(17,782)
Net identifiable assets acquired	339,016
Excess of purchase price over net identifiable assets acquired	210,984

Total	$550,000

(45)

Canadian GAAP requires that any assets or liabilities acquired in a non-arms length transaction be recorded in the Company records at the carrying value of the vendor. The amounts above attributed to net identifiable assets approximate their carrying value in the records of Fitness Vacations. The amount attributed to "excess of purchase price over net identifiable assets acquired" has been charged to deficit.

In July 2007 the company announced that it closed a private placement of 11,000,000 shares of common stock at a purchase price of US$ 0.50 per share for gross proceeds to the Company of US$ 5.5 million USD. The private placement was made to two accredited investors.

In July 2007 the company announced that it closed a private placement of 3,500,000 shares of common stock at a purchase price of US$ 1.00 per share for gross proceeds to the Company of US$ 3.5 million USD. The private placement was made to an accredited investor.

D) EXCHANGE CONTROLS

There are no governmental laws, decrees or regulations in Canada restricting the import or export of capital or affecting the remittance to the United States of interest, dividends or other payments to non-resident holders of our shares. However, the payment or crediting of interest or dividends to United States residents may be subject to applicable withholding taxes at a rate prescribed by the Income Tax Act (Canada) and modified by the provisions of the Canada-United States Income Tax Convention, 1980 (see commentary in the section entitled "Taxation" below).

Except as provided in the Investment Canada Act (the "ICA"), there are no limitations under the laws of Canada, the Province of Ontario or in our Memorandum or Articles on the right of foreigners to hold and/or vote the shares of our capital stock.

The ICA has application where a "non-Canadian" individual or entity or controlled group of entities proposes to make an investment to acquire control of a Canadian business enterprise, either directly or indirectly, by way of purchase of voting shares of a corporation or of substantially all of the assets used in the Canadian business enterprise. An investment to acquire voting shares of a corporation is deemed to be an acquisition of control where more than one-half of the voting shares are acquired. An acquisition of less than one-third of the voting shares of a corporation is deemed not to be an acquisition of control and an acquisition of between one-third and one-half of the voting shares of a corporation is presumed to be an acquisition of control unless it can be established that the acquisition does not in fact result in control of the corporation by the investor.

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

(46)

E) TAXATION

Canadian Federal Income Tax Considerations

The following is a general discussion of the material Canadian federal income tax consequences applicable to a holder of our common shares who is a resident of the United States and who is not, and is not deemed to be, a resident of Canada, who holds such common shares as capital property and who does not use or hold such common shares in carrying on a business in Canada (a "Non-Resident Holder").

This summary is based on the current provisions of the Income Tax Act (Canada) and regulations there under (the "ITA") and all specific proposals to amend the ITA publicly announced prior to the date hereof by the Minister of Finance (Canada) and the current administrative practices of the Canada Revenue Agency. It has been assumed that all specific proposals to amend the ITA will be enacted in substantially their present form and that no other relevant amendments to the ITA will come into force. However, no assurance can be given to this effect. Except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations which may differ from those described herein. See "United States Federal Income Tax Consequences" below.

This summary is not exhaustive of all possible Canadian federal income tax consequences to all Non-Resident Holders and in particular will not be applicable where the Non-Resident Holder is a non-resident insurer carrying on an insurance business in Canada in respect of which our common shares are held or used in Canada. Nor should these comments be interpreted as legal or tax advice to any particular Non-Resident Holder; each of whom should consult their own tax advisors with respect to their particular circumstances.

Dividends

Dividends (including deemed dividends) paid or credited on our common shares to a Non-Resident Holder will be subject to withholding tax in Canada. The Canada-United States Income Tax Convention, 1980, as amended (the "Treaty") provides that the normal 25% rate of withholding tax on the gross amount of such dividends is reduced to 15% if paid to a resident of the United States. The Treaty provides for a further reduction of the withholding tax rate to 5% if the beneficial owner of such dividends is a company (any entity which is treated as a body corporate for purposes of the ITA) which is a resident of the United States and which owns at least 10% of our voting stock.

Capital Gains

A Non-Resident Holder will not be subject to tax under the ITA in respect of a capital gain realized upon the disposition or deemed disposition (such as would arise on the death of an individual Non-Resident Holder) of a common share unless such share is "taxable Canadian property" to the Non-Resident Holder. A common share in the capital of our company will be taxable Canadian property to a Non-Resident Holder if (i) at any time during the five year period ending at the time of disposition of such share, the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm's length, or the Non-Resident Holder together with all such persons owned (or had an option to acquire) 25% or more of the issued shares of any

(47)

class or series of our capital stock; or (ii) the Non-Resident Holder elected under the ITA to treat such common shares as taxable Canadian property upon ceasing to be a resident of Canada prior to October 2, 1996.

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

U.S. Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of our common shares ("Common Shares").

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

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service ("IRS"), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Annual Report. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

(48)

U.S. Holders

For purposes of this summary, a "U.S. Holder" is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of Common Shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a "functional currency" other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own, directly or indirectly, 10% or more, by voting power or value, of our outstanding shares. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

If an entity that is classified as partnership (or "pass-through" entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership (or "pass-through" entity) and the partners of such partnership (or owners of such "pass-through" entity) generally will depend on the activities of the partnership (or "pass-through" entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (or owners of "pass-through" entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the

(49)

U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares. (See "Taxation-Canadian Federal Income Tax Considerations" above).

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current or accumulated "earnings and profits." To the extent that a distribution exceeds our current and accumulated "earnings and profits," such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares. (See more detailed discussion at "Disposition of Common Shares" below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2009, a dividend paid by us generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) we are a "qualified foreign corporation" (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the "ex-dividend date" (i.e., the first date that a purchaser of such Common Shares will not be entitled to receive such dividend).

We generally will be a "qualified foreign corporation" under Section 1(h)(11) of the Code (a "QFC") if (a) we are incorporated in a possession of the U.S., (b) we are eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S. However, even if we satisfies one or more of such requirements, we will not be treated as a QFC if we are a "passive foreign investment company" (as defined below) for the taxable year during which we pay a dividend or for the preceding taxable year. In 2003, the U.S. Department of the Treasury (the "Treasury") and the IRS announced that they intended to issue Treasury Regulations providing procedures for a foreign corporation to certify that it is a QFC. Although these Treasury Regulations were not issued in 2004, the Treasury and the IRS have confirmed their intention to issue these Treasury Regulations. It is expected that these Treasury Regulations will obligate persons required to file information returns to report a distribution with respect to a foreign security issued by a foreign

(50)

corporation as a dividend from a QFC if the foreign corporation has, among other things, certified under penalties of perjury that the foreign corporation was not a "passive foreign investment company" for the taxable year during which the foreign corporation paid the dividend or for the preceding taxable year.

As discussed below, we do not believe that we were a "passive foreign investment company" for the taxable year ended December 31, 2006, and we do not expect that we will be a "passive foreign investment company" for the taxable year ending December 31, 2007. (See more detailed discussion at "Additional Rules that May Apply to U.S. Holders" below). However, there can be no assurance that the IRS will not challenge our determination concerning our "passive foreign investment company" status or that we will not be a "passive foreign investment company" for the current or any future taxable year. Accordingly, although we anticipate that we may be a QFC, there can be no assurances that the IRS will not challenge the determination made by us concerning our QFC status, that we will be a QFC for the current or any future taxable year, or that we will be able to certify that we are a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

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

Dividends Received Deduction

Dividends paid on the Common Shares generally will not be eligible for the "dividends received deduction." The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash and the fair market value of any property received and (b) such U.S. Holder's tax basis in the Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as "U.S. source" for purposes of applying the U.S. foreign tax credit rules. (See more detailed discussion at "Foreign Tax Credit" below).

(51)

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

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." In addition, this limitation is calculated separately with respect to specific categories of income (including "passive income," "high withholding tax interest," "financial services income," "general income," and certain other categories of income). Dividends paid by us generally will constitute "foreign source" income and generally will be categorized as "passive income" or, in the case of certain U.S. Holders, "financial services income." However, for taxable years beginning after December 31, 2006, the foreign tax credit limitation categories are reduced to "passive income" and "general income" (and the other categories of income, including "financial services income" are eliminated). The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its

(52)

own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If we are a "controlled foreign corporation" or a "passive foreign investment company" (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Controlled Foreign Corporation

We generally will be a "controlled foreign corporation" under Section 957 of the Code (a "CFC") if more than 50% of the total voting power or the total value of our outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of our outstanding shares (a "10% Shareholder").

If we are a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder's pro rata share of our "subpart F income" (as defined in Section 952 of the Code) and (b) such 10% Shareholder's pro rata share of our earnings invested in "United States property" (as defined in Section 956 of the Code). In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of our "earnings and profits" that are attributable to such Common Shares. If we are both a CFC and a "passive foreign investment company" (as defined below), we generally will be treated as a CFC (and not as a "passive foreign investment company") with respect to any 10% Shareholder.

We do not believe that we have has previously been, or currently is, a CFC. However, there can be no assurance that we will not be a CFC for the current or any future taxable year.

Passive Foreign Investment Company

We generally will be a "passive foreign investment company" under Section 1297 of the Code (a "PFIC") if, for a taxable year, (a) 75% or more of our gross income for such taxable year is passive income or (b) 50% or more of the assets held by us either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if we are not publicly traded and either are a "controlled foreign corporation" or makes an election). "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and assets test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, we will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, "passive income" does not include any interest, dividends, rents, or royalties that are received or accrued by us from a "related person" (as defined in Section 954(d)(3) of the Code),

(53)

to the extent such items are properly allocable to the income of such related person that is not passive income.

If we are a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat us as a "qualified electing fund" or "QEF" under Section 1295 of the Code (a "QEF Election") or a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election"). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder."

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any "excess distribution" (as defined in Section 1291(b) of the Code) paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder's holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder's holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, a U.S. Holder that makes a QEF Election generally will be subject to U.S. federal income tax on such U.S. Holder's pro rata share of (a) our "net capital gain," which will be taxed as long-term capital gain to such U.S. Holder, and (b) our "ordinary earnings," which will be taxed as ordinary income to such U.S. Holder. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which we are a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by us.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are "marketable stock" (as defined in Section 1296(e) of the Code). A U.S. Holder that makes a Mark-to-Market Election will include in gross income, for each taxable year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder's tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will, subject to certain limitations, be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder's adjusted tax basis in the Common Shares over (b) the fair market value of such Common Shares as of the close of such taxable year.

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

(54)

F) DIVIDENDS AND PAYING AGENTS

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

G) STATEMENTS BY EXPERTS

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

H) DOCUMENTS ON DISPLAY

Any documents referred to in this document may be inspected at the head office of the Company, #180A - 13040 No 2 Road, Richmond, British Columbia, Canada, V7E 2G1 during normal business hours.

You may also review a copy of the Company's filings with the SEC, including exhibits and schedules filed with it, in the SEC's Public Reference Room at 100 F Street NE, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 or the Conventional Reading Rooms' Headquarters Office at 212-551-8090 for further information on the public reference rooms. The SEC maintains a web site (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

I) SUBSIDIARY INFORMATION

There is no information relating to the Company's subsidiaries which must be provided in Canada and which is not otherwise called for by the body of generally accepted accounting principles used in preparing the consolidated financial statements.

ITEM XI. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company has no financial instrument about which disclosure of quantitative or qualitative market risk exposure is required.

ITEM XII. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

(55)

PART II

ITEM XIII. DEFAULTS, DIVIDENDS, ARREARS AND DELINQUENCIES

There has not been a material default in the payment of principal, interest, a sinking fund or purchase fund installment, or any other material default not cured within thirty days, relating to indebtedness of the Company.  There are no payments of dividend by the Company in arrears, nor has there been any other material delinquency relating to any class of preference shares of the Company.

ITEM XIV. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material modification to the rights of security holders

There have been no material modifications to the rights of security holders during the most current fiscal year.

Use of proceeds

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM XV. CONTROLS AND PROCEDURES

Disclosure controls and procedures

Under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of a date (the "Evaluation Date") being December 31, 2006.  Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or the Company's consolidated subsidiaries) required to be included in the Company's SEC filings.

Management's annual report on internal controls over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of

(56)

the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate.

Our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2006. Based on that assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2006.

There was no change in the Company's internal control over financial reporting (as required by the Exchange Act) during the last fiscal year that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. There were no significant deficiencies or material weaknesses, and therefore no corrective actions were taken or may occur and not be detected.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

ITEM XVI. AUDIT COMMITTEE FINANCIAL EXPERT

Audit Committee Financial Expert

The Company has an Audit Committee established by the Board of Directors. Our board has determined that we do not have a financial expert serving on our audit committee as defined by Item 401(h) of Regulation S-K of the Exchange Act.

We believe that the combined knowledge, skills and experience of the members of our Audit Committee enables them, as a group, to act effectively in the fulfillment of their tasks and responsibilities, including those under the Sarbanes-Oxley Act of 2002, without appointing a member who would qualify as an audit committee financial expert.

Code of Ethics

We have adopted a code of ethics for our Chief Executive Officer, principal financial officer, principal accounting officer, controller and other persons performing similar functions. Our code of ethics complies with the SEC rules. The code of ethics addresses the following:

Honest and ethical conduct, including handling of corporate opportunities and conflicts of interest;

(57)

Full, fair, accurate, timely and quality public disclosure filed with the SEC and otherwise publicly made by us;

Compliance with applicable the laws and regulations;

Prompt internal reporting of violations of the code of ethics; and

Accountability for adherence to the code of ethics.

There have been no waivers to the code of ethics as of the date of this report

Principal Accountant Fees and Services

The independent auditors of the Company are the firm of SmytheRatcliffe Chartered Accountants, located at 7th Floor Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8

For the years ended December 31, 2006 and 2005, the Company was invoiced by SmytheRatcliffe, the Company's independent auditors, for audit fees, audit-related fees, tax fees and all other fees as set forth below:

	Year Ended December 31, 2006	Year Ended December 31, 2005
Audit fees (1)	41,000-	41,000
Audit - related fees	-	-
Tax fees	-	-
All other fees	-	-

Total	41,000-	41,000

Note:

"Audit Fees" represent fees for the audit of the Company's annual financial statements, review of the Company's interim financial statements and review in connection with the Company's statutory and regulatory filings

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services to be provided by SmytheRatcliffe.  Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review and attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service.  The Audit Committee approved all of the engagements and fees during the year ended December 31, 2006.  The Audit Committee reviews with SmytheRatcliffe whether the non-audit services to be provided are compatible with maintaining the auditors' independence.  The Board has determined that, beginning with January 1, 2006, fees paid to the independent auditors for non-audit related services in any year will not exceed the fees paid for audit services during the year. Permissible non-audit services will be limited to fees for tax services, accounting assistance or audits in connection with

(58)

acquisitions, and other services specifically related to accounting or audit matters such as registration statements filings or private placements or public offerings.

Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

PART III

ITEM XVII. FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item XIX hereof and filed as part of this Annual Report. Included are audited consolidated balance sheets as at December 31, 2006 and 2005, and the consolidated statements of operations and deficit and cash flows for each of the years ended December 31, 2006, 2005 and 2004, including the Auditors' Report to Shareholders.

These financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars.  Such financial statements have been reconciled to U.S. GAAP (see note 22 therein).  For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see "Item III - Key Information, Selected Financial Data - Exchange Rate Data".

ITEM XVIII. FINANCIAL STATEMENTS

Not applicable.

ITEM XIX. EXHIBITS

Exhibits attached to this Form 20-F are as follows:

Financial Statements

(i) Management's Responsibility to Financial Reporting.
(ii) Auditors' Report dated July 31, 2007.
(iii) Consolidated Balance Sheets as at December 31, 2006 and 2005.
(iv) Consolidated Statements of Operations and Deficit for the years ended December 31, 2006, 2005 and 2004.
(v) Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004.

(59)

(vi) Notes to the Consolidated Financial Statements for the years ended December 31, 2006, 2005 and 2004 Financial Statements Schedules are omitted because they are not applicable, not required or because the required information is included in the consolidated financial statement or notes thereto filed within.

Exhibit	Description
1.1	Registered Incorporation Memorandum(1)
1.2	Articles of Continuance into Ontario(2)
1.3	Articles of Amendment, Change of Name(2)
1.4	Articles of Amendment, Authorization of Preferred Shares including Designation of Series "A" and Series "B" Preferred Share
4.1	4226054 Canada Inc., Commission Agreement Janaury 1, 2004(3)
4.2	1617165 Ontario Inc., Commission Agreement May 1, 2004(3)
4.3	2094711 Ontario Limited., Commission Agreement January 1, 2006(3)
4.5	Loan Agreement, dated September 21, 2005(4)
4.5.(i)	First Amendment to Loan Agreement, dated October 11, 2005(4)
4.5.(ii)	Second Amendment to Loan Agreement, dated November 6, 2006(4)
4.6	Purchase Agreement. International Fitness Vacations (BC) Ltd., December 31, 2006(5)
4.7	Letter of Intent. Gala Travels, February 19, 2007(4)
8.1	List of Subsidiaries
11.1	Code of Ethics, January 1, 2003(3)
12.1	Section 302 Certification of Chief Executive Officer
12.2	Section 302 Certification of Chief Financial Officer
13.1	Section 906 Certification of Chief Executive Officer and Chief Financial Officer

Note:

  Incorporated by reference to Form 20-F filed with the SEC on November 3, 1998.
  Incorporated by reference to Form 20-F filed with the SEC on August 15, 2003.
  Incorporated by reference to Form 20-F filed with the SEC on December 29, 2006.
  To be filed on request.
  Incorporated by reference to Form 20-F filed with the SEC on July 8, 2002

(60)

FORUM NATIONAL INVESTMENTS LTD.

December 31, 2006, 2005, 2004

Consolidated Financial Statements
(Expressed in Canadian dollars)

(61)

INDEX TO FINANCIAL STATEMENTS

(62)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF FORUM NATIONAL INVESTMENTS LTD.

We have audited the consolidated balance sheets of Forum National Investments Ltd. as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with accounting principles generally accepted in Canada.

Chartered Accountants

/s/ SmytheRatcliffe LLP

Vancouver, Canada
July 31, 2007

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors requires the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going-concern, such as those described in note 2 to the consolidated financial statements. Our report to the shareholders dated July 31, 2007 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the notes to the financial statements.

Chartered Accountants

/s/ SmytheRatcliffe LLP

Vancouver, Canada
July 31, 2007

(63)

FORUM NATIONAL INVESTMENTS LTD.
Consolidated Balance Sheets
December 31
(Expressed in Canadian dollars)

	2006	2005
Assets

Current
Cash	$641,253	$940,218
Short-term investments	14,210	3,500
Accounts and notes receivable	440,358	475,983
Other receivables	323,281	60,935
Prepaid expenses	12,208	23,808
Inventory - condos	-	3,433
Amounts due from related parties (notes 10 and 18)	-	199,684
	1,431,310	1,707,561

Other Receivables	-	116,355
Property and Equipment (note 7)	7,276,372	4,591,964
Deferred Costs, net (note 9)	-	1,522,737
Intangibles, net (note 8)	7,500	10,000

	$8,715,182	$7,948,617

Liabilities and Shareholders' Equity

Current
Accounts payable and accrued liabilities	$669,014	$1,121,408
Deferred revenue, current portion (note 9)	-	1,097,135
Advances against future revenue streams (note 11)	25,321	93,001
Current portion of deferred gain (note 6)	-	76,702
Current portion of long-term debt (note 14)	49,263	-
Convertible debentures (note 12)	40,486	40,486
	784,084	2,428,732

Deferred Revenue (note 9)	-	1,463,390
Deferred Gain (note 6)	-	4,320
Long-Term Debt (note 14)	4,029,516	1,324,991
Loans from Related Parties (notes 10 and 18)	330,599	239,377
	5,144,199	5,460,810

Shareholders' Equity
Capital Stock (note 15)	14,802,797	15,152,797
Deficit	(11,231,814)	(12,664,990)
	3,570,984	2,487,807

	$8,715,182	$7,948,617

Going-concern (note 2)
Commitments (note 17)
Approved on Behalf of the Board:

/s/ Dan Clozza	Director	/s/ Martin Tutschek
Dan Clozza		Martin Tutschek	Director
See accompanying notes to consolidated financial statements.

(64)

FORUM NATIONAL INVESTMENTS LTD.
Consolidated Statements of Operations and Deficit
Year ended December 31
(Expressed in Canadian dollars)

	2006	2005	2004

Revenues
Membership sales and travel	$3,918,410	$4,157,556	$5,632,938
Membership dues	1,648,637	1,690,200	1,856,883
Miscellaneous	477,482	-	1,566,858
Interest	53,251	75,760	129,765
	6,097,780	5,923,516	9,186,444

Expenses

Wages	1,081,049	1,179,624	1,374,234
Office and related	238,216	175,666	206,991
Rent	186,550	200,792	148,406
Condominium rentals	185,969	261,768	137,076
Legal and accounting	163,756	274,231	242,312
Automotive	157,075	117,048	102,012
Travel	142,105	88,384	151,985
Direct selling	93,147	84,575	232,439
Bank charges and interest	85,223	101,538	177,253
Consulting fees	53,423	33,800	124,008
Postage, copying and printing	41,526	48,269	46,669
Insurance	25,935	34,819	30,261
Investor relations	16,771	1,299	2,480
Equipment leases	16,700	33,651	36,261
Advertising and promotion	13,826	9,573	28,854
Parts and maintenance	13,106	42,984	54,927
Other	5,906	16,717	75,613
Bad debts/(recovery)	(14,007)	238,509	427,944
Amortization of property and equipment	7,830	7,319	64,988
Amortization of deferred commission costs	1,939,061	1,277,223	1,564,724
	4,453,167	4,227,789	5,229,932

Income Before the Following	1,644,613	1,695,727	3,956,512
Loss on Disposal of Houseboats	-	-	(291,931)

Income Before Income Taxes	1,644,613	1,695,727	3,664,581
Income Taxes (note 13)	453	43,923	1,797

Net Income for Year	1,644,160	1,651,804	3,662,784
Deficit, Beginning of Year	(12,664,990)	(14,316,894)	(17,979,578)
Adjustment on acquisition of subsidiary (note 4)	(210,984)	-	-
Deficit, End of Year	$(11,231,814)	$(14,316,894)	$(14,316,794)

Basic earnings per share (note 16)	$0.35	$0.30	$0.75
Diluted earnings per share (note 16)	$0.32	$0.30	$0.72

Weighted average number of common shares outstanding - Basic	5,098,086	5,444,661	4,899,949

See accompanying notes to consolidated financial statements

(65)

FORUM NATIONAL INVESTMENTS LTD.
Consolidated Statements of Cash Flows
Year ended December 31
(Expressed in Canadian dollars)
	2006	2005	2004

Operating Activities
Net income	$1,644,160	$1,651,804	$3,662,784
Items not involving cash:
Deferred revenue	(2,560,525)	(3,367,166)	(3,518,248)
Miscellaneous revenue	-	-	(1,556,858)
Deferred commission costs	1,939,061	1,239,223	1,515,329
Amortization of property and equipment, membership contracts and intangibles	7,830	7,319	64,988
Write-down of property and equipment	-	-	291,931
Accretion of discount on advances against future revenue streams	-	46,508	116,190
Revenue recognized on advances against future revenue streams	(67,680)	(209,177)	(475,359)
	962,846	(631,489	90,757

Changes in non-cash operating capital:
Accounts receivable and other receivables	(110,366)	216,389	501,279
Prepaid expenses	11,600	4,478	(13,454)
Inventory - condos	3,433	12,194	6,018
Long-term receivables	-	285,478	570,765
Deferred costs	(416,324)	388,397	(686,854)
Accounts payable and accrued liabilities	(452,395)	223,130	(83,073)
Deferred revenue	-	45,307	(26,947)
Deferred gain	(81,022)	(149,782)	(438,412)
	(1,045,074)	1,025,591	(170,678)

Cash Generated From (Used in) Operating Activities	(82,228)	394,102	(79,921)

Investing Activities
Proceeds on sale of property and equipment	-	-	160,500
Short-term investment	(10,710)	-	-
Purchase of property and equipment	(2,689,738)	(667,965)	(716,693)
Redemption of short-term investments	-	-	9,500
Cash Used in Investing Activities	(2,700,448)	(667,965)	(546,693)

Financing Activities
Repayment of convertible debentures	-	-	(7,618)
Proceeds from advances against future revenue streams (note 11)	-	42,422	301,547
Amounts due to (from) related parties	199,684	(350,779)	152,773
Loans from related parties	91,223	(15,618)	254,995
Current portion of long-term debt	49,263	-	-
Long-term debt	2,704,525	1,324,991	-
Reduction in capital stock on disposal of asset	(350,000)	-	100
Adjustment to accumulated deficit (note 4)	(210,984)	-	-
Cash Provided by Financing Activities	2,483,711	1,001,016	701,797

Increase (Decrease) in Cash	(298,895)	727,153	75,183
Cash, Beginning of Year	940,218	213,065	137,882

Cash, End of Year	$641,253	$940,218	$213,065

Supplemental cash flow information (note 19)

See accompanying notes to consolidated financial statements

(66)

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

1. Incorporation and Nature of Operations

The Company was incorporated on September 22, 1995, under the Business Corporations Act (British Columbia) and commenced operations on that date. On October 2, 1997, the Company was continued under the laws of the Province of Ontario. Effective February 26, 1999, the Company changed its name from Snowbird Vacations International Inc. to inTRAVELnet.com inc. and on April 17, 2002, the Company's name was changed to Forum National Investments Ltd.

The Company earns dues from members of its travel club, who are entitled to the full-travel services of the Company. The Company has purchased and operates a full-service gym from the end of December 2006 to increase memberships and marketing opportunities.

2. Going-Concern

For the year ended December 31, 2006, the Company had net income of $1,644,160 compared to net income of $1,651,804 and $3,662,784 for the years ended December 31, 2005 and 2004, respectively. In 2006, the Company used cash in operating activities of $82,228 and generated cash of $394,102 in 2005 and used cash of $79,921 in 2004 and at December 31, 2006 had a working capital surplus of $647,227 (deficiency of - $721,171 for 2005 and shareholders' equity of $3,781,967 (2005 - $2,487,807).

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

3. Significant Accounting Policies

(a)  Basis of presentation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and include the accounts of the Company and the following wholly owned subsidiaries:

Subsidiary	Incorporating jurisdiction	Date of acquisition or incorporation

inTRAVELnet Inc.	Alberta, Canada	November 9, 1999
Intravelnet Ltd.	Ontario, Canada	July 25, 2003
ATM Travel Group Ltd. ("ATM")	British Columbia, Canada	April 3, 2000
International Fitness Vacations (BC) Ltd. (note 4)	British Columbia, Canada	December 31, 2006

All significant inter-company balances and transactions have been eliminated.

As described in note 21, Canadian GAAP differ in certain material aspects from accounting principles generally accepted in the United States ("US GAAP").

(67)

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

3. Significant Accounting Policies (continued)

 (b)  Revenue recognition

The Company generates revenues from the sale of memberships, dues and charter sales. The Company accounts for the full membership contract value in the year sold if more than 10% of the face value was received during that financial year. Prior to 2006, the portion of revenue received from members, which entitles members to use the Company's vacation and travel club privileges at a future date, was deferred and recognized in income evenly over the term of the member's entitlements. For lifetime memberships, revenue was recognized over a period of five years, which is management's best estimate of the period over which performance will be required.

(c)  Stock-based compensation

The Company follows the recommendations of the Canadian Institute of Chartered Accountants ("CICA) for stock-based compensation and other stock-based payments. The Company accounts for stock options granted to directors, employees and consultants using the fair value method. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model and charged to earnings over the vesting period with a corresponding increase in contributed surplus. Upon exercise of the stock options, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to capital stock.

No stock options were granted to either employees or non-employees during the years ended December 31, 2006, 2005 and 2004.

(d)  Property and equipment

Property and equipment are stated at cost. Amortization is provided on a straight-line basis in order to amortize the cost of depreciable assets over their estimated useful lives. For assets constructed internally, amortization is charged once the asset is complete and brought into use. The Company periodically evaluates the recoverability of its in-use property and equipment based on expected undiscounted future cash flows and recognizes impairments, if any, when the undiscounted future cash flows are expected to be less than the carrying value of the asset. For assets that are under construction, the Company evaluates recoverability based on the fair value of the asset on the reporting date. When impairment in value is noted, the carrying value of the property and equipment is reduced by a charge to operations.

(68)

3. Significant Accounting Policies (continued)

(d) Property and equipment (continued)

The annual rates applied are as follows:

Asset	Basis	Rate

Motor vessel	Straight-line	4%
Houseboats	Straight-line	4%
Service boats	Straight-line	10%
Equipment	Straight-line	20%
Computers	Straight-line	30%
Leasehold improvements	Term of lease	5 years

(e)  Deferred costs

Sales commissions deferred were amortized to operations on the same basis as the related membership sales were recognized as revenue.

(f)  Purchased intangibles

The Company defers and amortizes the cost of purchased intangibles, which consists of a license that allows ATM to purchase airline tickets for the Company's travel service business. Amortization is provided on a straight-line basis over a period of ten years.

Tangible assets acquired in a business combination are identified and recognized apart from goodwill when they arise from either contractual enterprise and sold, transferred, licensed, rented or exchanged, either individually or with a group of related assets or liabilities. Goodwill and intangible assets having indefinite lives are not amortized, but are tested for impairment at least annually. Intangible assets with definite lives are amortized over their estimated useful lives. When the carrying amount of goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in the statement of operations. Goodwill is tested for impairment on a reporting unit basis. The Company has identified one reporting unit.

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

(69)

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

3. Significant Accounting Policies (continued)

(h)  Advances against future revenue streams

The Company has entered into arrangements whereby future streams of certain financed membership cash flows are sold to a third party ("Lender") while the Company is committed to provide the future services under these membership contracts. The Company receives cash proceeds on the sale at a discount to the future proceeds that the Lender is expected to receive from the customers. The Lender has recourse against the Company should the amounts become uncollectible, and the Company establishes a reserve for such amounts. For accounting purposes, the discounted proceeds have been recorded as a liability at the time of the transaction (note 11), which is credited to the gross value through a charge to interest expense over the term of the membership contracts. The related revenue is recorded as a reduction of the liability to reflect the membership services rendered by the Company with the resulting reduction in the Company's potential obligation, in accordance with its revenue recognition policy (note 3(b)).

(i)  Earnings per share

Basic earnings per share is calculated based on the weighted average number of common shares outstanding during the period.

(j)  Income taxes

Income taxes are accounted for under the asset and liability method. Future income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss carry-forwards. Future income tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantial enactment date. To the extent that it is more likely than not those future income tax assets will not be realized, a valuation allowance is provided for the excess.

(k)  Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates include the valuation of accounts receivable, impairment of assets, including intangible assets, rates for amortization and revenue recognition estimates and estimated balances of accounts payable and accrued liabilities. While management believes the estimates used are reasonable, actual results could differ from those estimates.

(70)

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

4. Acquisitions

Effective December 31, 2006, the Company completed the purchase of 100% of the outstanding capital stock of International Fitness Vacations (BC) Ltd. ("Fitness Vacations") from an officer and director of the Company in the amount of $550,000. The newly acquired company is a full service gym and also markets gym memberships with a travel component. Consideration given was settlement of $441,260 of advances by the Company to the owner of the shares of Fitness Vacations (who are also a shareholder of the Company including the President and Director), and settlement of $108,740 of advances to Fitness Vacations

The assets and liabilities of Fitness Vacations at the time of acquisition were.
Purchase price	$550,000

Purchase Price Allocation
Equipment	$206,798
Leasehold improvements	150,000
Accounts payable	(17,782)

Net identifiable assets acquired	339,016
Excess of purchase price over net identifiable assets acquired	210,984

Total	$550,000

Canadian GAAP requires that any assets or liabilities acquired in a non-arms length transaction be recorded in the Company records at the carrying value of the vendor. The amounts above attributed to net identifiable assets approximate their carrying value in the records of Fitness Vacations. The amount attributed to "excess of purchase price over net identifiable assets acquired" has been charged to deficit, beginning of year.

5. Financial Instruments

(a) Fair value

Carrying amounts of certain of the Company's financial instruments, including cash, short-term investments, accounts and notes receivable and accounts payable and accrued liabilities approximate fair values due to their short-term maturities. The fair value of the convertible debentures is not readily determinable as these instruments were issued to related parties and comparable market rates are not available.

(b) Credit risk

The distribution of the Company's customers and suppliers and the business risk management procedures currently in place have the effect of avoiding any significant concentration of credit risk.

(71)

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

5. Financial Instruments (continued)

(c) Interest rate risk

Interest rate risk consists of two components:

(i) To the extent that payments made or received on the Company's monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk

(ii) To the extend that changes in prevailing market interest rates differ from the interest rates in the Company's monetary assets and liabilities, the Company is exposed to interest rate price risk.

(d) Currency risk

The Company is exposed to currency risk in relation to their US dollar financing referred to in note 14.

6. Judgment Obtained in Ontario Litigation

On October 14, 2003, the Company obtained judgment in the Superior Court of Justice. The judgment was by way of settlement agreement. The Company had filed suit against former employees and agents and shareholders of the company: REMO LORENZETTO, WALTER VERBETIC, 1508812 ONTARIO INC, FAMILY VACATION CENTERS LTD, SNOWBIRD SALES AND MARKETING INC, and 849092 ALBERTA LTD, et al. The suit had alleged breach of contract, breach of fiduciary duty, and further, that the defendants had engaged in a pattern of misconduct aimed at destroying the Company's relationship with its Snowbird Travel Club members and fundamentally undermining the viability of the Company's business operations.

As a result, $669,216 pursuant to the promissory notes (the "Promissory Notes") executed after March 1, 2002 by members of the Company's travel club which, on their face, are stated to be held by any of the Company, Intravelnet.com, Snowbird Vacations International, Snowbird Vacations, or either Snowbird Marketing or 1508812 Ontario Inc. as agent for any of the foregoing, were to be paid to and received by the Company.

The FVC Defendants and all other Applicants to the case will deliver up to the Company for cancellation all share certificates of the Company in which he, she or it has a beneficial or legal interest. A total of 300,110 common shares of the Company will be placed in escrow and cancelled when all issues are settled.

(72)

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

7. Property and Equipment

2006	Cost	Accumulated amortization	Net book value

Motor vessel	$6,915,556	$-	$6,915,556
Service boats	49,979	49,979	-
Equipment	210,592	2,097	208,495
Computers	7,737	1,671	6,066
Leasehold improvements	147,794	1,539	146,255

	$7,331,658	$55,286	$7,276,372

2005	Cost	Accumulated amortization	Net Book value

Motor vessel	$4,234,549	$-	$4,234,549
Houseboat	350,000	-	350,000
Service boats	49,979	46,886	3,093
Equipment	185,246	182,215	3,031
Computers	124,348	123,058	1,290
Leasehold improvements	27,601	27,600	1

	$4,971,723	$379,759	$4,591,964

At December 31, 2006, the Company's motor vessel is under construction and its cost is therefore not being amortized. The houseboat was sold in 2006 in return for capital stock issued in a prior year.

8. Intangibles
	2006	2005

Purchased intangibles	$25,000	$25,000
Accumulated amortization	(17,500)	(15,000)
	$7,500	$10,000

The premium on acquisition was determined by evaluating the membership and marketing potential.

(73)

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

9. Deferred Revenue

2006	2005

$-	$2,560,525
-	1,097,135

$-	$1,463,390

$-	$2,761,960
-	1,239,223

$-	$1,522,737

The deferred membership sales and dues relates to the portion of revenue, which entitles members to use the Company's vacation and travel club privileges at a future date up to December 31, 2005. The revenue is recognized as indicated in note 3(b).

During 2006, the Company entered into travel club membership agreements with a total value of $649,486 (2005 - $990,645; 2004 - $763,665). The following table reconciles the total value of these travel club memberships entered into during the year to the amounts due to be received in future years from these agreements. As described in note 3(b), the revenue from these memberships are recognized in the year of purchase and prior to 2006 evenly over the term of the membership.
		2006	2005	2004

Travel club memberships entered into during the year		$649,486	$990,645	$763,665
Amount recognized as revenue during the year		(649,486)	(110,384)	(87,240)

Future years' revenue to be earned from current year membership agreements		-	880,261	676,425
Cash collected during the year related to future years' revenues		-	(690,317)	(332,730)
		-
Amounts due to be received in subsequent years from current year membership agreements	$		$189,944	$343,695

10. Amounts Due from Related Parties

The amounts due from directors and officers are unsecured, non-interest bearing and repayable on demand and relate primarily to advances made by the Company, net of expenditures. To the extent that these advances and expenses are offset, there exists a net indebtedness to the Company of $nil as of December 31, 2006 (2005 - $nil; 2004 - $nil).

(74)

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

11. Advances Against Future Revenue Streams

During the years ended December 31, 2006 and 2005, the Company sold future streams of revenue as described in note 3(h). The activity is summarized as follows:
	2006	2005

Balance, January 1	$93,001	$213,249
Proceeds from sale of future revenue streams, net of discount, reserve and buybacks	17,940	42,422
Accretion of discount to interest expense during the year	23,747	46,507
Recognition of membership revenues during the year	(109,367)	(209,177)

Balance, December 31	25,321	93,001

12. Convertible Debentures

The conversion feature of the debenture allows for the debenture holder to convert the capital at a rate of US$6.00 to U$12.50 per common share of the Company. The Company would have to issues 4,622 common shares if 100% of the debentures were converted. During 2006, $nil (2005 - $nil and 2004 - $7,619) convertible debentures were converted to common shares.

13. Income Taxes

The effective income tax rate differs from the Canadian statutory income tax rate. The principal factors causing the different rates are shown below:
	2006	2005	2004

Statutory income tax rate	34.12%	33.6%	33.6%

Statutory rate applied to income (loss) from operations before income taxes	$501,841	$557,815	$1,228,860
Permanent differences	20,058	11,366	47,550
Large corporations tax and other	-	43,923	1,797
Non-capital losses not previously recognized	48,857	23,383	-
Use of losses not previously recognized	(553,744)	(444,812)	-
Tax effect of depreciation and amortization in excess of capital cost allowance	(16,443)	(147,752)	(1,276,410)

Income tax expense	$569	$45,923	$1,797

(75)

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

13. Income Taxes (continued)

The tax effects of the significant temporary differences, which comprise the deferred tax assets and liabilities at December 31, 2006, 2005 and 2004, are as follows:

	2006	2005	2004

Future income tax assets:
Non-capital loss carry forwards	$1,640,145	$2,151,524	$1,509,270
Capital loss carry forwards	419,431	419,431	28,850
Property and equipment - un-depreciated tax cost in excess of net book value	296,537	444,651	2,367,400
Intangibles	-	1,292,657	1,281,200

Total gross future income tax assets	2,356,117	3,015,608	5,186,720

Valuation allowance	(2,356,117)	(3,015,608)	(5,186,720)

	$-	$-	$-

The ultimate realization of the future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. In assessing the reliability of future tax assets, management considers whether it is more likely than not that some or all of the future tax assets will be realized. Where management does not believe that realization is more likely than not, a valuation allowance is provided.

The Company has non-capital income tax loss carry forwards of approximately $5,043,000 available to reduce future years' taxable income expiring between 2007 and 2026.

The Company has a capital loss carry-forward of approximately $1,240,000 which can be carried forward indefinitely.

14. Long-Term Debt

During the year ended December 31, 2006, the Company secured a long-term loan to complete the refit project of the vessel.
	2006	2005

Balance, January 1	$-	$-
Construction loan in US Funds to complete vessel refit project, convertible into a permanent loan at completion, amortizing over 10 years bearing interest at the per annum LIBOR plus 3.25% monthly published rate (US$3,500,000)	4,078,779	1,324,991

Balance, December 31	4,078,779	1,324,991
Less: Current portion	49,263	-

Long-term portion	$4,029,516	$1,324,991

(76)

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

15. Capital Stock

(a)  The authorized capital stock of the Company consists of 100,000,000 common shares.

(b) The issued capital stock of the Company is as follows:

	Number of shares	Amount

Issued and outstanding, December 31, 2005 and 2004	5,444,661	$ 15,152,797

Returned to treasury in 2006 (note 7)	(800,000)	(350,000)

Issued and outstanding, December 31, 2006	4,644,661	$ 14,802,797

(c) Options

The Company has no outstanding employee and director stock options to purchase common shares of the Company.

16. Earnings per Share

Basic earnings per share is calculated based upon the weighted average number of voting common shares outstanding during the year, which was 5,098,086 in 2006 (2005 - 5,144,661; 2004 - 4,899,949). Diluted earnings per share reflects the dilutive effect of the conversion of the stock options and convertible debentures outstanding at the end of the year or those items exercised or converted during the year, as if they had been exercised at the beginning of the year or the date issued, if later. Where the impact of conversion or exercise is anti-dilutive, the conversions are not included in the calculation of diluted per share amounts.

17. Commitments

(a) The Company has commitments in respect of operating leases with total aggregate payments due of approximately $148,712 (2005 - $152,876). Payments due in each of the next three years are as follows:

2007	$90,522
2008	47,793
2009	10,397

Total	$148,712

(77)

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

17. Commitments (continued)

(b) The Company has commitments in respect of office leases with total aggregate payments due of approximately $176,647 (2005 - $335,664). Payments due in each of the next three years are as follows:

2007	$90,955
2008	62,840
2009	22,852

Total	$176,647

18. Related Party Transactions

In addition to related party transactions disclosed elsewhere in these financial statements, the following transactions have occurred:

(a)  During 2006, the Company paid $nil (2005 - $21,736; 2004 - $172,500) as settlement and $nil (2005 - $14,430; 2004 - $44,000) in consulting fees to directors or companies controlled by directors of the Company. The Company also reimbursed $159,715 (2005 - $220,625; 2004 - $185,535) to directors for expenditures made on behalf of the Company.

(b)  At December 31, 2006, directors and officers advanced $257,706 (2005 - $107,629; 2004 - $406,088) to the Company in the form of loans and short-term financing. The amounts advanced from directors and officers are unsecured, non-interest bearing and repayable on demand.

(c)  During 2006, the Company wrote-off an amount of $37,396 (2005 - $8,555; 2004 - $68,069) being advances in lieu of expenses due from former officers and employees of the Company.

All of the above transactions and balances are in the normal course of operations and measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

19. Supplemental Cash Flow Information

Cash flow information:
	2006	2005	2004

Interest paid	$30,950	$89,656	$36,987

Taxes paid	$453	$43,923	$47,503

Excess of purchase price - gym acquisition	$210,984	$-	$-

(78)

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

20. Subsequent Events

In addition to subsequent events disclosed elsewhere in these financial statements the following occurred subsequent to year-end:

(a) In February 2007, the Company acquired 100% of the issued and outstanding capital stock of a Washington State company, Price Shield Systems Inc.

(b) In February 2007, the Company signed a letter of intent with an Ontario-based travel wholesaler for travel fulfillment.

(c) On April 16, 2007, the Company's common shares were forward split on a three new for one old basis.

(d) On June 27, 2007, the Company issued 13,933,983 Class "A" preferred shares and 13,933,983 Class "B' preferred shares to existing shareholders. The Class "A" preferred shares are convertible, in whole but not in part, into such number of common shares as would equal 50% of the number of fully diluted common shares upon conversion. The Class "B" Preferred shares are convertible into common shares of the Company on a one-for -one basis.

(e) On July 5, 2007, the Company executed a stock option plan reserving 2,850,000 shares in the common stock of the Company. The plan allows optionees to exercise the purchase of stock options at the price of $1.00 per common share for a period of five years from the date of grant.

(f) In July 2007, the Company completed a series of private placements totaling US$9,000,000. In connection with the private placements a total of 14,500,000 common shares of the Company were issued.

(79)

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

21. United States generally accepted accounting principles ("U.S. GAAP") reconciliation

These financial statements have been prepared in accordance with Canadian GAAP, which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with US GAAP as summarized below:

(a) Stock-based compensation

(i) Under US GAAP, the issue of stock options and warrants to non-employees is accounted for under Financial Accounting Standards Board ("FASB") Statement No 123R ("SFAS 123R"), "Accounting for Stock Issued to Employees" and related interpretations. As such, compensation expense under fixed plans is recorded on the grant date only if the market price of the Company's stock at that date exceeds the exercise price. Variable accounting is required to be applied if the exercise price of outstanding fixed stock options is reduced. Under variable accounting, the compensations expensed is re-measured based on the option's intrinsic value at each reporting date until the date the award is exercised, forfeited or expires unexercised with changes in the intrinsic value recorded in the measurement of net income. For Canadian GAAP purposes, the Company accounts for the issuance of stock options, whether made under a fixed or variable plan, to employees and directors by the settlement method which results in no compensation expense for the Company's stock-based employee compensation awards. Consideration paid by employees or directors on the exercise of stock options is recorded as capital stock.

For the year ended December 31, 2006, nil employee stock options were granted. Accounting for employee stock options under US GAAP would not result in additional compensation expense for fiscal 2006, 2005 or 2004.

(ii) Under US GAAP, the issue of stock options and warrants to non-employees is accounted for under Financial Accounting Standards Board ("FASB") Statement No 123 ("SFAS 123"), "Accounting for Stock-Based Compensation". The Company recognizes compensation expense for stock options, issued to non-employees for services received based upon the fair value of the services received or the equity instruments issued, whichever is more reliably determined. During the year ended December 31, 2002, the Company adopted the new recommendations of the CICA Handbook section related to stock-based compensation payments (note 3(c)). Under this policy, stock options issued to non-employees after December 31, 2001 are accounted for consistently with US GAAP. Therefore, for the year ended December 31, 2002, the only measurement difference for non-employees are those carried forward from the prior years as noted below.

(80)

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

21. United States generally accepted accounting principles reconciliation (continued)

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

Accounting for the non-employee options on this basis would result in recording additional compensation expense and capital stock of $684,664 from the year of adoption of FAS No 123 to December 31, 2006.

(b) Valuation of stock issued for assets and services

(i) During the year ended December 31, 2000, the Company acquired International Fitness Vacations for 992,000 common shares of the Company. Under Canadian GAAP, the acquisition was valued based on the estimated fair value of the assets acquired. For US GAAP purposes, the acquisition would be valued based on the market value of the shares given. Accordingly, as at December 31, 2000, the application of US GAAP would result in an increase in capital stock of $1,217,705, an increase in goodwill of $1,105,346 and an increase in the deficit of $112,359.

During the year ended December 31, 2001, goodwill relating to the acquisition of International Fitness Vacations was written down, and as such, the additional goodwill recorded on the acquisition under US GAAP was written off. Accordingly as at December 31, 2006 and 2005, the application of US GAAP would result in an increase in capital stock and deficit of $1,217,705.

(ii) During the years ended December 31, 2001 and 2000, the Company settled a number of accounts payable by the issuance of stock options and common shares. For Canadian GAAP purposes, the transactions were recorded at the carrying value of services received. For US GAAP purposes, the transactions would be valued based on the market value of the options or shares issued. Accordingly, for the years ended December 31, 2006 and 2005, the application of US GAAP would result in an increase in capital stock and deficit of $695,681.

(iii)  During the years ended December 31, 2006, 2005 and 2004, the Company did not issue shares under its incentive share purchase plan (note 3(c)).

(81)

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

21. United States generally accepted accounting principles reconciliation (continued)

(c) Recent accounting pronouncements

(i) In December 2004, the FASB issued a revised Statement No 123 ("SFAS 123R"), "Accounting for Stock-Based Compensation" requiring public entities to measure the cost of employee services received in exchange for an award of equity instruments based on grant date fair value. The cost will be recognized over the period during which an employee is required to provide the service in exchange for the award usually the vesting period. The effective date for this statement is as of the first interim period that begins after June 15, 2005 (after December 15, 2005 for small business filers). The adoption of this standard does not have a material impact on the Company's financial statements.

(ii)  In December 2004, the FASB issued SFAS No 152 ("SFAS 152), "Accounting for Real Estate Time Sharing Transactions - an amendment of FASB Statements No 66 and 67". SFAS 152 amends SFAS 66 and 67 to reference the financial accounting and reporting guidance for real estate timesharing transactions that is provided in AICPA statement of position ("SOP 04-2"), "Accounting for Real Estate Time-Sharing Transactions". SFAS 152 is effective for financial statements, for fiscal years beginning after June 15, 2005. The adoption of this standard does not have a material impact on the Company's financial statements.

(iii)  In December 2004, FASB issued Statement No 153 ("SFAS 153'), "Exchange of Non-monetary Assets". SFAS 153 addressed the measurement of exchanges of non-monetary assets and eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for periods beginning after June 15, 2005. The adoption of this standard does not have a material impact on the Company's financial statements.

(iv)  In May 2005, the FASB issued Statement No 154 ("SFAS 154"), "Accounting Changes and Error Corrections". SFAS 154 replaces APB Opinion No 20 "Accounting Changes" and FASB Statement No 3 ("SFAS 3"), "Reporting Accounting Changes in Interim Financial Statements" and requires the direct effects of accounting principle changes to be retrospectively applied. The existing guidance with respect to accounting estimate changes and corrections of errors is carried forward in SFAS 154. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard does not have a material impact on the Company's financial statements.

(82)

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

21. United States generally accepted accounting principles reconciliation (continued)

(c) Recent accounting pronouncements (continued)

(v)  In June 2006, the FASB issued FASB interpretation No 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes- an interpretation of FASB Statement No 109", which clarifies the accounting for uncertainty in income taxes recognized in accordance with FASB Statement No 109 ("SFAS 109"), "Accounting for Income Taxes." FIN 48 clarifies the application of SFAS 109 by defining criteria that an individual tax position must meet for any part of benefit of that position to be recognized in the financial statements. Additionally FIN 48 provides guidance on the measurement of de-recognition, classification and disclosure of tax positions along with accounting for the related interest and penalties. The provisions of FIN 48 are effective for the fiscal years beginning after December 15, 2006 with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The adoption of this interpretation does not have a material impact on the Company's financial statements.

(vi)  On September 13, 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No 108 ("SAB 108") which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 is effective for the first fiscal year ending after November 15, 2006. The adoption of this standard does not have a material impact on the Company's financial statements.

(83)

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

21. United States generally accepted accounting principles reconciliation (continued)

(d) Reconciliation

The effect of the differences between Canadian GAAP and US GAAP (including practices proscribed by the SEC) on the consolidated balance sheets and statements of operations are summarized as follows:

(i) Capital stock
	2006	2005

Capital stock, under Canadian GAAP	$14,802,797	$15,152,797
Adjustment for stock-based compensation for non-employees (a)	684,664	684,664
Adjustment for acquisition of International Fitness Vacations (b)(i))	1,217,705	1,217,705
Adjustment for accounts payable settled by share issuances (b(ii) and (iii))	695,681	695,681

Capital stock, under US GAAP	$17,400,847	$17,750,847

(ii) Deficit

	2006	2005

Deficit, under Canadian GAAP	$(11,231,814)	$(12,664,990)
Adjustment for stock-based compensation for non-employees (a)	(684,664)	(684,664)
Adjustment for acquisition of International Fitness Vacations (b)(i))	(1,217,705)	(1,217,705)
Adjustment for accounts payable settled by share issuances (b(ii) and (iii))	(695,681)	(695,681)

Deficit, under US GAAP	$(13,829,864)	$(15,263,040)

(iii) Net income and earnings per share for the year
	Years ended December 31,
	2006	2005	2004

Net Income for the year, under Canadian GAAP	$1,644,160	$1,651,804	$3,662,784

Net Income for the year, under US GAAP	$1,644,160	$1,651,804	$3,662,784

Basic earnings (loss) per share, under US GAAP	$0.35	$0.30	$0.75
Diluted earnings (loss) per share, under US GAAP	$0.32	$0.30	$0.72

(84)