Form 20-F
period 2007-09-30
FORUM NATIONAL INVESTMENTS LTD
filed 2008-04-01
CIK 1065579

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal period ended September 30, 2007_____________________________
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

i

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Shares Without Par Value
(Title of Class)
Securities registered or to be registered pursuant to Section 15(D) of the Act:
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock
as of the close of the period covered by the annual report.	28,433,983

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes	No	X
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

FORUM NATIONAL INVESTMENTS LTD.

GENERAL

In this Annual Report on Form 20-F, all references to "Forum", or the "Company" refer to Forum National Investments, Ltd. and its subsidiaries and affiliated companies. References to this "Form 20-F" and this "Annual Report" mean references to this Annual Report on Form 20-F for the period ended September 30, 2007.

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

  our ability to secure additional financing and grow operating cash flow to allow it to continue as a going concern;

  our ability to successfully enter the Life Settlement marketplace and source adequate amounts of Life Settlement policies;

  application of critical accounting policies and the effect of accounting pronouncements on our results of operations;

  our focus on key long-term objectives, including diversifying our type of membership offerings, maintaining and expanding current membership levels, and improving its levels and areas of service; and

  other statements related to our business and results of operations.

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

ITEM III.  KEY INFORMATION

A)    SELECTED FINANCIAL DATA

Set forth below is certain selected financial data for the Company for the year-end fiscal periods 2003 to 2007. The following information must be read in conjunction with the more detailed financial information contained in the accompanying audited financial statement.  Unless otherwise stated, all references to dollars herein are to Canadian dollars. As at September 30, 2007, one United States Dollar was equal to 0.9963 Canadian dollars and that value is used in the calculations herein, unless otherwise indicated.

TABLE OF SELECTED CONSOLIDATED FINANCIAL DATA

(Stated in Canadian Dollars)

		Year Ended December 31
	Sep 30, 2007(1)	2006	2005	2004	2003
Current Assets	$ 9,255,321	$ 1,431,310	$ 1,707,562	$ 831,123	$ 852,855
Capital Assets	9,100,127	7,276,372	4,591,964	3,928,818	3,760,853
Total Assets	18,535,700	8,715,182	7,948,618	7,268,071	8,893,775
Current Liabilities, Excluding Deferred Revenue	767,485	784,084	1,331,598	1,341,520	1,518,890
Deferred Revenue	-	-	2,560,525	4,463,163	9,755,212
Convertible Debentures	40,486	40,486	40,486	40,486	175,516
Long Term Debt	3,988,031	4,029,516	1,324,991	-	-
Share Capital	24,194,793	14,802,797	15,152,797	15,152,797	15,028,187
Contributed surplus	2,944,536	-	-	-	-

Deficit	(13,647,697)	(11,231,814)	(12,664,990)	(14,316,794)	(17,979,578)

Net Revenue from Operations	$ 2,582,487	$ 6,097,780	$ 5,923,516	$ 9,186,444	$ 9,758,380
Net Income (Loss) from Operations	(2,415,883)	1,644,160	1,651,804	3,662,784	3,263,047

			Year Ended December 31
		Sep 30, 2007(1)	2006	2005	2004	2003
Earnings (Loss) per Share from Operations	(2)	(0.22)	0.35	0.30	0.75	2.36
Fully Diluted Earnings (Loss) per Share	(2)		0.32	0.30	0.72	2.36
Weighted Average number of shares for calculating basic and diluted Earning (Loss) per share	(2)	11,140,573	5,098,086	5,444,661	4,899,949	1,384,771

  Notes:

(1)    The Company has changed its year end to September 30th effective for the year ended September 30, 2007.  Fiscal period for September 30, 2007 includes 9 months for comparison and does not include the October 2007, purchase of Family Vacation Centers and associated increase in revenues.

(2)   Effective April 16, 2007, the Company's common shares were forward split on a three new for one old basis.

On February 29, 2008, the exchange rate for Canadian dollars was $1.00 (US) for $0.9798 (CAD), as posted by the Bank of Canada.

The high and low buying rate figures are selected from monthly figures for each month of the previous six-month period ending February 29, 2008.  Daily average figures are not available from any major Canadian chartered bank.

	February	January	December	November	October	September
High	1.0190	0.9686	1.0217	0.9992	0.9996	0.9466
Low	0.9719	1.0096	1.0220	1.0905	1.0905	1.0069

Historical exchange rates for $1.00 (US) expressed in Canadian dollars over the past five years are as follows:

	2007	2006	2005	2004	2003
Period End	1.0905	1.1653	1.1659	1.2036	1.2965
Average	1.0747	1.1340	1.2116	1.3015	1.4014
High	1.0905	1.0990	1.1507	1.1774	1.5672
Low	0.9215	1.1726	1.2704	1.3968	1.2943

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

In the 1990's with the growth of the Life Settlement industry the federal government and various states introduced legislation. The state legislative actions were designed to introduce consumer protection type regulations for policy holders and purchasers while the federal government with the Securities and Exchange Commission seeks to regulate the market for the protection of a purchaser. There currently exists government regulation in 27 states to ensure fair practices and protect consumers particularly from fraud, large incommensurate middleman commissions and transaction costs.

The United States Securities and Exchange Commission treat Life Settlements as securities under state and federal securities law when viewed as a structured product. No state federal or regulatory body or private litigant has successfully asserted that our settlements transactions are under state or federal law. As the purchaser or possible seller of policies we represent that we are a sophisticated individual and have diminutive needs for protection afforded by securities laws. We have utilized some exceptions and exemptions in conducting our life settlement transactions.

The insurance industry is highly regulated. The Company is not required to be licensed as an insurance company or insurance broker as the Company does not issue policies. Regulations that cover policy terms, premium payment, transferability, and receipt of policy benefits could adversely affect the secondary market for life settlements in which the company operates.

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

The Company has a credit facility from Caterpillar Financial Services to complete the refit to the 120" Yacht in the amount of $4.3 million USD of which $4.25 million has been drawn down as of February 29, 2008, with construction slated for completion in the spring of 2008. As of September 30, 2007 the Company had a working capital surplus of $8,487,836. The Company continues to operate within the continually evolving and volatile travel industry. The Company believes it will generate sufficient operating capital through operations. There can be no assurances the Company will be able to generate sufficient investment from borrowing, the sale of equity, or a combination thereof. If additional financing is required, there is no certainty it will be available when and to the extent required or that if available, it will be on acceptable terms. If adequate funds are not available on acceptable terms, the Company may not be able to fund existing operations in their current state, fund business expansion, develop or enhance its products or services, or respond to competitive pressures. This could have a material adverse effect on the Company's existing operations and planned growth.

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

Because of daily price and volume limitations associated with being an OTCBB quoted company, you may not be able to sell your shares of our common stock at a particular price on any particular trading day, or at all.

The Company's common stock is vulnerable to pricing and purchasing actions in the ``OTCBB`` market that are beyond its control and therefore persons holding or acquiring shares may be unable to resell their shares at a profit as a result of this volatility.

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

There can be no assurance that the continual fluctuations in price will not occur. In particular, subsequent to the financial period ended September 30, 2007, the price per share of the Company's common shares fluctuated (US dollar figures) from a low of $5.00 to a high of $18.00 and a current level of $11.75.

We may issue additional shares in the Company thereby further diluting the total shares issued and outstanding.  As well, a substantial number of our shares of common stock will be eligible for future sale, and the sale of these shares may cause our stock price to decline, even if our business is doing well.

Situations may arise which could require the issuance of additional shares of the Company. In addition to the three (3) for one (1) split in the Company's common shares April 16, 2007, there has been an increase in the number of issued and outstanding common shares of the Company. In July, 2007 the Company completed private placements for a total of $9 million USD and correspondingly issued 14,500,000 restricted common shares of the company.

On June 27, 2007 the record date, as part of a restructuring the Company issued 13,933,983 Series "A" Preferred Non-Dilutive shares to all the existing registered and beneficial common shareholders on a one (1) for one (1) PRO RATA basis. The Series "A' Preferred Non-Dilutive shares are convertible, as a Series into common shares of the Company provided a majority of the Series "A" Preferred shareholders vote in favor of converting the entire Series. The Series will convert into a number of common shares that will represent 50% of the number of fully diluted common shares after conversion.

On June 27, 2007 the record date, as part of a restructuring the Company issued 13,933,983 Series "B" Preferred Shares to all the existing registered and beneficial common shareholders on a one (1) for one (1) PRO RATA basis. The Series "B" Preferred shares are convertible into common shares of the Company on a one for one basis by shareholders of record as of June 27, 2007.

On July 5th 2007, the Company has executed a Stock Option plan reserving 2,850,000 shares in the common stock of the Corporation to provide its officers, directors, employees and consultants with an incentive to use their best efforts to advance the business affairs of the Corporation.  Pursuant to the plan, the Company granted 2,835,000 options during the year to officers, directors, employees and consultants with an exercise price of $1.00 per common share which will be executable for a period of five years from the date of grant.

Furthermore future equity financings, property transactions, issuance of stock options among other things may require the subsequent issuance and further dilution of the Company's securities.

Our significant shareholders and management personnel have potential conflicts of interest with us, which may result in their taking corporate actions which you may not believe to be in your best interests or in the best interests of the Company.

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

The Company believes that its future success will depend in large part upon its ability to attract and retain qualified personnel, Licensees or operators, and brokers or Life Settlement providers for its operations.  The failure to attract or retain such persons or entities could materially adversely affect the Company's business, financial condition and results of operations.

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

The Life Settlement market is a relatively new market within the financial services sector. Its growth and precise direction is unclear. As the Life Settlement market grows it could result in the Company's unsuccessful attempt to enter into the Life Settlement market for various reasons this includes:

  The ability of the Company to compete with other Life Settlement companies;

  The ability of the Company to locate sufficient policy flow;

  The ability of the Company to successfully negotiate and close Life Settlement transactions; and

  The introduction of financially burdensome governmental regulation.

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

Taking into account all available information, the Company cannot assure that it will not err by underestimating or overestimating the average life expectancy of an individual and the amounts required for future premiums. Any associated losses could have a material adverse effect on our business, financial condition, and operating results.

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

A)    HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was incorporated in British Columbia, Canada on September 22, 1995, under the name of Snowbird Vacations International Inc., and was continued to the Province of Ontario on November 12, 1997. The name of the Company was changed to Intravelnet.com Inc. on February 26, 1999. Further to shareholder approval on April 17, 2002, the Company's name was changed to Forum National Investments Ltd., with a consolidation of the share capital on a ten old for a one new basis, effective July 5, 2002. On April 16 of 2007 the share capital of the Company was forward split on a 3 new for 1 old basis.

The Company's principal office is Suite 180A - 13040 # 2 Road, Richmond, British Columbia, Canada V7E 2G1, the telephone number is (604) 275 - 2170 and fax number is (604) 275-8745.  The Company's agent in Canada is Kornfeld Mackoff Silber, 1100 One Bentall Center, 505 Burrard Street, Box 11, Vancouver, B.C., V7X 1M5. The Company has the following web addresses: www.foruminvestments.com, www.snowbirdvacations.com, www.SpiritOfTwoThousandTen.com, www.spirityachtcharters.com, www.fitnessvacation.ca www.americanlifesettlementsociety.com, www.priceshieldsystems.com, www.familyvacationcenters.com.

Forum National Investments Ltd. maintains a fiscal year ending September 30. The Company's financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for periods presented with U.S. GAAP except as noted in the notes to the Company's financial statements.  See "Item XVII Financial Statements".

During 2003 the Company incorporated a wholly owned subsidiary in the Province of Ontario: Intravelnet Limited. As required by Ontario legislation specifically relating to travel, the new entity incorporated and domiciled in Ontario was created to handle the Ontario travel club business for the Ontario members. Subsequent to December 31, 2003 the sole director of Intravelnet Inc. resigned and a replacement has yet to be found. Given the circumstances management instructed the new Ontario Corporation Intravelnet Limited to handle servicing all travel Club members. The assets of Intravelnet Inc. were sold to Intravelnet Limited on June 30th, 2004 and all existing employees were offered continuous employment in the new Company. In the first quarter of 2007 the Company entered into an agreement with an Ontario and BC registered travel wholesaler to assist in servicing the Snowbird Vacations Travel Club membership. The operators' industry knowledge and experience in the wholesale travel market combined with their centralized call center and on-line presence have been valuable in assisting the continued serving and growth of the Travel Club membership.

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

Subsequent to year end September 30, 2007, the Company purchased the membership and assets of Family Vacation Centers from an Ontario based Company for consideration of $4 million in cash and stock. The Company continues to market the Family Vacation Centers membership from its Burlington Ontario location.

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

The Company will complete the refit on its 120 feet motor vessel MV Spirit of Two Thousand and Ten in spring of 2008. In spring of 2005 Sheerline Yachts completed their component of the refit and Platinum Marine Services was retained to complete the almost $10.0 million refit project.  The Company had established an initial credit facility with Caterpillar Financial Services for up to $3 million USD which has provided funding for the project. The Company subsequently had the credit facility increased to $4.3 million USD in spring of 2007.  The Company continues to refit the 120 foot motor vessel with Platinum Marine Services. The Company spent $2,782,391 during 2006, $1,881,433 to September 30, 2007 and another $1,402,467 to February 29, 2008. The Motor Vessel has an appraised market value of $12 million upon completion.

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

Subsequent to fiscal year end September 30, 2007 the Company completed the purchase of $30 million face value of Life Insurance policies.

In addition the Company acquired a 25% interest in a real estate development project in Needles, California, for a price of US $1 million. The project is controlled and/or operated by a director of the Company.

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

	2007*	2006	2005
Membership Sales	$874,431	3,319,381	3,367,167

Membership Dues	$1,050,116	1,648,637	1,690,200

Total	$1,924,547	4,968,017	5,057,367

* Fiscal period for September 30, 2007 includes 9 months for comparison and does not include the October 2007, purchase of Family Vacation Centers and associated increase in revenues.

For the fiscal period 2007, a total of 275 (2006 - 202, 2005 - 311) travel club memberships were sold for a mean average non-refundable purchase price of $ 2,996 (2006 - $3,215, 2005 - $3,722) with a standard deviation of $ 1,093 (20065 - $1,298, 2005 - $1,289).

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

	2007*	2006	2005

Travel Club Memberships entered into for the period	$ 874,431	$ 649,486	$ 990,645
Amount recognized as revenue during the year	(874,431)	(649,486)	(110,384)

Future years revenue to be earned from current year
Membership agreements	-	-	880,261
Cash collected during the year related to future years revenue	-	-	690,317

* Fiscal period for September 30, 2007 includes 9 months for comparison and does not include the October 2007, purchase of Family Vacation Centers and associated increase in revenues.

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

The general industry trend for members of our Canadian based travel clubs in 2007 saw same-day auto trips by Canadians to the US hit its highest level in almost seven years as the Loonie surpassed parity with the dollar. "At the same time, same-day car travel by U.S. residents to Canada hit a record low," according to Statistics Canada. The site reports Canadian residents took about 2.2 million same-day car trips to the US in a recent month, or 6% more than in the previous month. With the average monthly value of the Canadian dollar in October 2007 at US $1.03, it was the highest number of same-day car trips to the US in one month since January 2001. "Overnight car travel to the United States jumped 4.9% to 972,000 trips, the highest monthly level since September 1993," says the site. The number of travel trips by Canadian residents overseas rose 3.2% to 642,000 - the seventh record monthly high set in 2007.

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

Living Longer… Seniors must have more liquid capital during retirement to support themselves.  Additionally, parents of seniors are also living longer which some will have to financially support.

Income… Many companies have encountered financial trouble and therefore pensions have been reduced or wiped out.  In 2003, 1,197 companies eliminated their pensions reported the American Federation of Labor jeopardizing the retirement of thousands who presumed these funds were guaranteed.

Debt Crisis… Many seniors do not adequately save or plan financially for retirement.  USA Today, Jan/07 "seniors are becoming the face of the indebted and the fastest population group seeking bankruptcy, many are having extreme difficulty paying mortgage, food and medical costs… we are just seeing the tip of the iceberg".

Social Security in Trouble… A looming large risk for seniors is government social security -- a critical source of income - which could go bankrupt and not be able to support the growing seniors market.  At a minimum, social security benefit payments are estimated to be reduced.

Skyrocketing Medical Costs… As reported in Business Week "Seniors Pushing Medicaid to Breaking Point" (Feb/05) "as 70 million baby boomers age, their demand for care threatens to crush Medicaid".  In 2004 alone, medical insurance payments, co-pays and deductibles increased 40%.  Medical costs are estimated to continue to rise and fixed income seniors will have to find some way to pay for this large, unbudgeted but essential cost of retirement.

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

For its existing travel operations, the Company plans to achieve continued growth of its travel club memberships through four key areas:

1) Licensing Snowbird vacation travel club sales and marketing agents or acquiring existing travel clubs in Canada while investigation of potential US market penetration.

The Company continues to seek out those potential acquisitions or independent marketing agents with "know how' and financing to market the Company's Snowbird vacations travel club memberships in the Province of Ontario and beyond. The goal is to focus on the management and development of the travel club's products and services. With a limited growth potential in Canada investigation of opportunities in other countries is necessary. There can be no assurances that the Company will be able to attack and retain successful licensees or operators or source acquisitions. (See Item 3 Risk factors, Ability to Attract and retain Successful Licensees or Operators).

2) Diversification of its travel services to include varying types of travel products.

By tailoring its travel service offerings to include a broader product portfolio of more affordable vacation packages including exclusive club member excursions the Company hopes to maintain and grow the Snowbird vacations travel club membership. These guided tour packages are designed to appeal to different age groups, both younger and particularly the high growth aging "boomer" market, with varying income levels. There can be no assurances that the Company will be able to successfully diversify and market travel related products.

The ability to offer members of the travel club Company owned product including charter yacht experiences such as the MV Spirit of Two Thousand and Ten and future real estate based projects such as the Colorado River Project that offers boating capabilities helps to segment and differentiates our program as unique. Not only offering the traditional travel club membership and its benefits we seek to attract and retain members through the availability of maritime themed vacation experiences. Penetrating and successfully operating in a given marketplace will cause the Company to investigate further pursue additional Company owned inventory.

3) Affiliating with existing affinity groups to provide travel service to their membership

In addition to the traditional marketing efforts, other referral programs, strategic relationships, and affinity programs are continually been evaluated. In 2007 the Company contracted with an Ontario and BC based travel suppliers with an on-line and call center presence in Ontario and BC to service our membership through their centralized service centers.

4) Increasing membership based operations in the active lifestyles market

With the increasing age of baby boomers we are anticipating growth of leisure and lifestyle opportunities. Given our history of membership based organizations and servicing, the company is actively investigating the marketing of travel services combined with health club services. The two combine are referred to as a "Resort Lifestyle" offering. The desire to travel coupled with the desire to physically enjoy an active lifestyle creates an opportunity to align two membership based businesses.

Each facet of the Company's travel and membership based developments are interconnected. With growth in membership the Company's requirements for inventory and vacation options increases. For the Company's membership operations, the primary goal is to increase memberships by marketing, its secondary goal being to increase the number of product offerings available to its members for vacations, and its tertiary goal being to successfully expand its entrance into the Life Settlement market. The Company believes promoting the "Resort Lifestyle" concept in desirable options with value pricing are foundations for growth of its membership based operations.

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

The Company began to research the Life Settlement industry in 2005 and has completed a substantial amount of due-diligence and invested capital to create large channels of Life Settlement "policy flow".  The Company believes successful entrance and capture of market share in this emerging industry will dominate the future Company direction and the allocation of resources. The Company is currently sourcing Life Settlement policies through "Business to Business" (B2B) Channels and expects to launch a "Business to Consumer" (B2C) Channel in the near future.

Subsequent to fiscal year end September 30, 2007 the Company completed the purchase of $30 million face value of Life Insurance policies.

To expand beyond its present financial capabilities in the Life Settlement market and other business ventures, additional financing will be required. There is no certainty this financing will be available when and to the extent required, or that if available it will be on acceptable terms. If adequate funds are not available on acceptable terms, the Company may not be able to fund business expansion, develop or enhance its products or services, or respond to competitive pressures. This and other risks related to operating in the Life Settlement industry could have a material adverse effect on the Company's operations and planned growth. (See Item 3 Risk factors, The Company May Require Additional Capital).

Government Regulations

On October 1, 2003 the United States federal governments "no call registry" went into effect. The new law allows consumers who do not wish to be "solicited" and receive telemarketing calls to register on the federal government's nationwide list. The "no call list" is receiving millions of registrants. A similar law is under review for Canada. At this time it is anticipated this law will take effect in the fall of 2008. This law in Canada will affect the company's operations and result in a higher marketing cost, which could affect the profitability of the Company's Snowbird Vacations Travel Club membership sales.

In the 1990's with the growth of the Life Settlement industry the federal government and various states introduced legislation. The state legislative actions were designed to introduce consumer protection type regulations for policy holders and purchasers while the federal government with the Securities and Exchange Commission seeks to regulate the market for the protection of a purchaser. There currently exists government regulation in 27 states to ensure fair practices and protect consumers particularly from fraud, large incommensurate middleman commissions and transaction costs.

The United States Securities and Exchange Commission treat Life Settlements as securities under state and federal securities law when viewed as a structured product. No state federal or regulatory body or private litigant has successfully asserted that our settlements transactions are under state or federal law. As the purchaser or possible seller of policies we represent that we are a sophisticated individual and have diminutive needs for protection afforded by securities laws. We have utilized some exceptions and exemptions in conducting our life settlement transactions.

The insurance industry is highly regulated. The Company is not required to be licensed as an insurance company or insurance broker as the Company does not issue policies. Regulations that cover policy terms, premium payment, transferability, and receipt of policy benefits could adversely affect the secondary market for life settlements in which the company operates.

The Life Settlement secondary market provides consumers with an alternative to the cash surrender value offered by their underwriting insurance company and facilitates consumer choice and competition. Legitimate Life Settlement companies provide a socially responsible service to seniors whose future welfare is an important social policy issue at all levels of society and government. However, there can be no assurances that future changes in Consumer, Securities or Insurance regulations at Federal or State level will not have a materially adverse effect on the industry and the Company financial results.

There can be no assurance that unforeseen developments or introduction of legislation, laws, and other factors will not alter the Company's ability to achieve it growth targets for marketing and selling Travel Club programs or entering and operating in the Life Settlement market. (See Item 3 Risk factors, Government Regulations)

C)    ORGANIZATIONAL STRUCTURE

As of February 29, 2008, the following is a list of all the Company's subsidiaries, all of which are wholly owned and over which the Company holds 100% voting control:

Subsidiary	Incorporating Jurisdiction
Intravelnet Limited.	Ontario, Canada
InTRAVELnet Inc.	Alberta, Canada
ATM Travel Group Ltd.	Alberta, Canada
International Fitness Vacations (BC) Ltd.	British Columbia, Canada
Price Shield Systems Inc.	Washington, USA
American Life Settlement Society LLC	Deleware, USA

Properties

Office Leases

The Company is headquartered at 180A - 13040 Number 2 Road, Richmond British Columbia Canada where it rents 11,881 sq. ft. office space housing its principal administrative, customer services, its IT department and International Fitness Vacations. The Company believes that its current facilities are adequate for its current and near future operations.

The Company operates its Family Vacations travel club membership sales from an office it leases in Burlington Ontario, situated at suite 2279 Fairview Street, unit 2, Burlington, OntarioL7R 2E3. The Company's lease for this 7,176 sq. ft. space expires on September 1, 2009.

The Company additionally markets its Family Vacations travel club membership from an office it rents in Kitchener Ontario, situated at suite 2279 Fairview Street, unit 2, Kitchener, OntarioL7R 2E3. The Company's rents 6,000 sq. ft. on a month to month basis.

The Company tele-markets its Family Vacations travel club membership from an office it rents in Windsor Ontario, situated at suite 2279 Fairview Street, unit 2, Burlington, OntarioL7R 2E3. The Company's rents 3,000 sq. ft. space on a month to month basis.

Motor Vessels

The Company owns and is currently refitting a 120-foot Tri Level motor vessel, the MV Spirit of Two Thousand and Ten.

Item	Qty	Description
Spirit of Two Thousand and Ten	1	Type: 120 ft. motor vessel Overnight Accommodation: 12 passengers Dinner cruise - 100 passengers

The Company will complete the refit on its 120 feet motor vessel MV Spirit of Two-Thousand-and-Ten in spring of 2008. In the spring of 2005 Sheerline Yachts completed their component of the refit and Platinum Marine Services was retained to complete the almost $10.0 million refit project.  The Company had established an initial credit facility with Caterpillar Financial Services for up to $3 million USD which has provided funding for the project. The Company subsequently had the credit facility increased to $4.3 million USD in spring of 2007.  The Company continues to refit the 120 foot motor vessel with Platinum Marine Services. The Company spent $2,782,391 during 2006, $1,881,433 to September 30, 2007 and another $1,402,467 on February 29, 2008. The Motor Vessel has an appraised market value of $12 million upon completion.

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

ITEM IV.  UNRESOLVED STAFF COMMENTS

This item is not applicable as we are not an accelerated filer or a large accelerated filer or a well-seasoned issuer.

ITEM V.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial condition and results of operations of the Company for the period ended September 30, 2007 and the years ended December 31, 2006, and 2005 should be read in conjunction with the Consolidated Financial Statements of the Company for the period ended September 30, 2007 and the years ended December 31, 2006, and 2005. Except as otherwise indicated, all dollar amounts contained in this discussion and analysis and the Consolidated Financial Statements are in Canadian dollars.  The financial information presented in the Consolidated Financial Statements was prepared in accordance with generally accepted accounting principles (GAAP) in Canada. Note 17 of these Consolidated Financial Statements of the Company set forth the material differences between Canadian and U.S. GAAP.

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

The detailed accounting policies are listed in Note 3 to the Financial Statements for the period ended September 30, 2007. Included below is a discussion of the accounting policies that are affected by the most significant judgments and estimates used in the preparation of the financial statements, how such policies are applied and how results differing from the estimates and assumptions would affect the amounts presented in the financial statements. Other accounting policies also have a significant effect on our financial statements, and some of these policies also require the use of estimates and assumptions.

Going Concern

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern.

While these accompanying financial statements have been prepared on the assumption that the Company is a going concern and will be able to realize our assets and discharge our liabilities in the normal course of business, certain events and conditions cast substantial doubt on this assumption. As of September 30, 2007 the Company had a working capital surplus of $8,487,836 and a shareholders' equity of $13,491,632.

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

Management believes that the assumptions we have made in the period of recognition described are reasonable. However, if revisions to the length of service for lifetime memberships are necessary, the expected financial results will be impacted and these results may be material.

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

Accounts Receivable

The Company generates a significant portion of revenue and related accounts receivable from travel memberships.  Management with its auditors evaluates the collectability of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligations, a specific reserve for bad debts against amounts due is recorded to reduce the recognized receivable to the net amount we reasonably believe will be collected. For all other customers, reserves are recognized for bad debts based on past write-off history and the length of time the receivables are past due.

Selected Annual Information

The following depicts some of the Company's significant operating results:

	Year End
	2007	2006	2005
Travel Club Memberships Sold	$874,431	$649,486	$990,645
Amount Recognized as Revenue during the year	874,431	649,486	110,384
Membership Dues	$1,050,116	$1,648,637	$1,690,200
# Travel Club Memberships Sold	275	202	311
Mean Average Membership Price	$2,996	$3,215	$3,723
Standard Deviation from Mean	$2,996	$1,298	$1,298
Net Income (Loss) for the year	$(2,415,883)	$1,644,160	$1,651,804
Income (Loss) per Share	$(0.22)	$0.35	$0.30

* Fiscal period for September 30, 2007 includes 9 months for comparison and does not include the October 2007, purchase of Family Vacation Centers and associated increase in revenues.

For the period ended September 30, 2007 Travel Club Memberships sales increased by 34.6% to $874,431 compared to ($649,486 - December 31, 2006, and $990,645 - December 31, 2005), with amount recognized as revenue during the period ended September 30, 2007 increased by 34.6% to 874,431 ($649,486 - December 31, 2006, $110,384 - December 31, 2005) and corresponding total revenue decreased during the period September 30, 2007 by 57.7% to $2,582,487 ($6,097,780 - December 31, 2006, $5,923,516 - December 31, 2005).

For the period September 30, 2007 gross cash flow from operations decreased 3.2% to $ 2,565,348 with a net cash inflow from operations of $ 560,797, compared to gross cash flows of $2,639,347 with a net cash outflow from operations of $82,228 December 31, 2006, and gross cash flow of $2,966,897 with a net cash inflow from operations of $394,102 December 31, 2005.

The Company had revenues from membership dues of approximately $1,050,116 for the period ended September 30, 2007 and $1,648,637 for the period December 31, 2006, $1,690,200 for the period December 31, 2005 and anticipates dues to approximate double the level obtained in 2007 for the year ended September 30, 2008.

For the period September 30, 2007 a total of 275 travel club memberships were sold, an increase of 36.1%  (December 31, 2006 - 202, December 31, 2005 - 311). For the period September 30, 2007 the mean average non-refundable travel club membership purchase price decreased 6.8% to $ 2,996 ($3,215 - December 31, 2006, and $3,723 - December 31, 2005). For the period September 30, 2007 standard deviation from the mean purchase price has increased 15.2% to $1,093 ($ 1,289 - December 31 2006, and $1289 - December 31, 2005).

A net loss of $2,415,883 occurred for the period September 30, 2007 due largely as result of the stock-based compensation charges $2,944,536 compared with net revenue of $1,644,160 - December 31, 2006, and $1,651,804 - December 31, 2005). (Loss)/Earnings per share were ($0.22) for the period September 30, 2007 ($0.35 - December 31, 2006, and $0.30 - December 31, 2005).

There were 28,433,983 shares outstanding as of September 30, 2007 and 4,644,661 at December 31, 2006, with 5,444,661 at December 31, 2005. In April 2007 the company completed a 3-for-1 forward split increasing the outstanding shares to 9,289,322.  In July of 2007 the Company completed a series of private placements and issued a total of 14,500,000 shares from treasury as a result.

For the period September 30, 2007 expenses increased by 15.2% or $674,708 due mainly as a result of the Stock-based compensation charge and dramatic decline in the US Dollar exchange rate affecting closing monetary balances.

The largest expense was stock-based compensation $ 2,944,536 from issuance of stock options during the fiscal period. Total commissions costs for the period September 30, 2007 amounted to $ 731,628 compared to $1,939,061 December 31, 2006 and $1,277,223 December 31, 2005. All deferred commissions and commissions on sales for 2006 were recognized during the year while commissions prior to 2006 were deferred over a five-year period. In 2005 the commission expense included one-fifth of commissions paid out in 2001, 2002, 2003, 2004 and 2005.

For the period September 30, 2007 the largest decrease in expenses of $1,207,433 occurred in Commission costs to $731,628, (December 31, 2006 - $1,939,061 and $1,277,223 December 31, 2005) The decrease was the result of a shorter fiscal period and elimination of all deferred commission expenses on or before December 31, 2006.

For the period September 30, 2007 he second largest decrease in expenses of $459,054 occurred in category Wage Expenses to $621,994. Wage related expenses December 31, 2006 totaled $1,081,049 and $1,179,624 December 31, 2005 respectively. The decrease was the result of a shorter fiscal period and the realized effects of the divesture of Company owned Sales and Marketing operations.

For the period September 30, 2007 the third largest decrease in expenses of $82,789 occurred in Travel expenses to $59,436. Travel related expenses December 31, 2006 totaled $142,105 and $88,384 December 31, 2005 respectively. The decrease was the result of a shorter fiscal period and the realized effects of the divesture of Company owned Sales and Marketing operations.

For the period September 30, 2007 consulting fees totaled $15,608, a decrease of $38,901 compared to $53,423 December 31, 2006 and $33,800 December 31 2005. The decrease was the result of a shorter fiscal period and the realized effects of internal resource utilization.

B)    LIQUIDITY AND CAPITAL RESOURCES

Liquidity

In 2005, the working capital deficit decreased to $ 721,171 primarily due to a decrease in the current portion of the deferred revenue and recognition of other deferred items in 2005.

In 2006, the working capital surplus increased to $ 647,226 primarily due to the acceleration in revenue amortization in 2006.

In 2007, the working capital surplus increased to $8,487,836 primarily due to the investment in the Company in relation to establishing the Life Settlement division.

The Company continues to operate its travel club operations by continuously adjusting its operations accordingly and plans to generate sufficient operating capital for operations in the short-term. For long-term growth including the development of the Life Settlement operations additional capital is required. The Company's 120-foot motor vessel will complete its refit in spring 2008 and the vessel has not contributed to revenue in 2005, 2006, or 2007.

Financing the work on the vessel has been to date has been from operations, a credit facility from Caterpillar Financial Services, and funds raised. The credit facility with Caterpillar Financial Services Corporation was created in September of 2005 for $3.0 million USD. This credit facility was subsequently increased to a total of $4.3 million USD. The Company has drawn down a total of $4.2 million USD as of September 30, 2007. The credit facility is denominated in United States Dollars with a floating interest rate set to the 30-day LIBOR rate. The Company does not currently hedge against foreign exchange or interest rate fluctuations

The Company's total Revenues for the period September 30, 2007 decreased by $3,515,293 to $2,582,487. Categorically the decrease was the result of reduced Sales $2,637,761, reduced Membership Dues $598,521, reduced Miscellaneous Revenue $375,035, while off-set by an increase of $96,024 in Interest Received.  In comparison to the December 31, 2006 results it must be noted the nine month reporting period in 2007 played a significant factor. Additional factors included the accelerated pace of the amortization for both the deferred revenue and deferred commission, the over-accruals for un-collectable receivables, deferred interest and estimates for potential GST.

Capital Resources

The Company's capital resources are comprised primarily of private investors (including members of management) who are either existing contacts of the Company's management, or who came to the attention of the Company through brokers, financial institutions and other intermediaries.

For the period September 30, 2007 gross cash flow from operations decreased 3.2% to $ 2,565,348 with a net cash inflow from operations of $560,797, compared to gross cash flows of $2,639,347 with a net cash outflow from operations of $82,228 December 31, 2006, and gross cash flow of $2,966,897 with a net cash inflow from operations of $394,102 December 31, 2005.

A credit facility with Caterpillar Financial Services Corporation was created in September of 2005 for $3.0 million USD. This credit facility was subsequently increased to a total of $4.3 million USD. The Company has drawn down a total of $4.2 million USD as of September 30, 2007. The credit facility is denominated in United States Dollars with a floating interest rate set to the 30-day LIBOR rate. The Company does not currently hedge against foreign exchange or interest rate fluctuations.

The Company has utilized $911,436 during 2007 on the refit of the vessel and another $50,000 up to February 29, 2008 of the credit facility.

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

The Company's access to capital is always dependent upon general financial market conditions. Because of the nature of the Company's business, there are no trends in the nature of its capital resources that could be considered predictable. To date, the Company's capital resources have consisted of the private issuance of common shares, convertible securities and a credit facility form Caterpillar Financial Services Corporation.

Quantitative and Qualitative Disclosures about Market Risk

The Company does not have any derivative financial instruments. The exposure to market risk is limited to interest and exchange rate sensitivity. The Company's long term debt is denominated in US dollars with a floating exchange rate set to the LIBOR 30-day rate. These two risks are affected by changes in the general level of LIBOR and Canadian dollar exchange rates. The primary strategy of the Company's borrowing activities was to preserve principal by keeping funds in US dollars and converting to Canadian dollars when required. Given the fluctuation of the US Dollar for the period September 31, 2007 the Company incurred a charge to earnings of $383,815. The long term debt portfolio is subject to interest rate risk and will cost additional in the event market interest rates increase and conversely cost less in the event market interest rates decrease.  The Company does not currently hedge against either foreign exchange or interest rate fluctuations.

C)    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The Company's has expended no material research and development expenses for the last three fiscal years.

D)    TREND INFORMATION

The Company is affected by the sales and marketing trends and uncertainties in the leisure-travel business.

On October 1, 2003 the United States federal governments "no call registry" went into effect. The new law allows consumers who do not wish to be "solicited" and receive telemarketing calls to register on the federal government's nationwide list. The "no call list" is receiving millions of registrants. A similar law is under review for Canada. At this time it is anticipated this law will take effect in the fall of 2008. This law in Canada will affect the company's operations and result in a higher marketing cost, which could affect the profitability of the Company's Snowbird Vacations Travel Club membership sales.

Given the legal environment the Company and its agents must focus its efforts more heavily in telephone hardware and software and other marketing channels including direct mail, traditional media advertising and Internet based marketing. New advances in technology have allowed for marketing to large amounts of potential members at lower costs. Presently e-mail and direct marketing campaigns are been reviewed with media companies to further evaluate the potential opportunities of these new marketing methods for our product

In November of 2005 the principal of 42260584 Ontario Ltd entered into a Commission Agreement to market the Company's Snowbird Vacations Travel Club Membership in the Barrie, Ontario area.  The Agreement with 1617165 Ontario Inc was terminated in March of 2006 and at this time no new memberships are actively been marketed in the Barrie, Ontario area. In

January of 2006 the Company acquired the members of an upstart Ontario Travel Club called Embassy Vacation Club. The members of the Embassy Vacation Club were offered to have their members serviced by the Company's travel service provider Intravelnet Ltd.

The Company signed a Commission Agreement with 2094711 Ontario Limited to assist in securing an office location to market Travel Club memberships in the greater Toronto Ontario area. The new office location in Pickering Ontario commenced operations in October 2006.

The Company can give no assurances that licensed marketing efforts will be successful in the future. In the alternative the Company is investigating other marketing efforts that differ from the previous traditional sales cycle.

Subsequent to year end September 30, 2007, the Company purchased the membership and assets of Family Vacation Centers from an Ontario based Company for consideration of $4 million in cash and stock. The Company continues to market the Family Vacation Centers membership from its Burlington Ontario location.

As of February 29, 2007, the Company has12,175 active family memberships, with 10,747 current and 1,428 in arrears in monthly membership dues or payments. The unit volume of new memberships of its vacation Travel Club memberships for the period September 30, 2007 was 275, December 31, 2006 - 202, and December 31,  2005 - 311 memberships. The mean average price of a membership sold for the period September 30, 2007 was decreased to $2,996 from $3,215 December 31, 2006 and $3,722 December 31, 2005. The Company is unable to predict with accuracy sales totals for the period September 30, 2008 but estimates the volume to be 300 percent more due to the acquisition of Family Vacation Centers. Sales totals for the period September 30, 2007 were $836,455, December 31, 2006 - $649,486 and $990,645 for December 31, 2005.

Operating costs of the company have increased for the period September 30, 2007 - $5,127,874, December 31, 2006 - $4,453,167, December 31, 2005 - $4,227,789). The 15.2% increase or $674,707 is due to the charge of $2,944,536 for options granted during the period offset mainly by a reduction of $1,207,433 in commissions paid, reduction in wages of $459,054 and $259,611 net gain on Exchange Rate adjustments from the soaring Canadian Dollar and reductions in other expenses as result of the shorter financial period.

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

Subsequent to fiscal year end September 30, 2007 the Company the Company formed "American Life Settlement Society LLC" duly formed under the laws of the state of Delaware on the 15th day of November 2007.

Additionally subsequent to fiscal year end September 30, 2007 the Company completed the purchase of $30 million face value of Life Insurance policies for a cost f US $3.7 million.

The Company acquired a 25% interest in a real estate development project in Needles, California, for a price of US $1 million.  The project is controlled and/or operated by a director of the Company.

The Company believes the implementation of necessary measures will allow the continued growth of the travel club with a corresponding reduction in operating costs while focusing on development and implementation of its business plan for the entry into the secondary market for life insurance.

E)    OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F) TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table is a summary of our contractual obligations as of September 30, 2007:

Payments due by period
		Less than			More than
Contractual Obligations	Total	1 year	1 - 3 years	3 - 5 years	5 years
Long-Term Debt Obligations	$ 4,215,598	$ 227,567	$ 714,260	$ 816,240	$ 2,457,531
Operating Lease Obligations	296,699	170,380	126,319	-	-
Purchase Obligations	-	-	-	-	-
Other Long Term Obligations	-	-	-	-	-
Total	$ 4,512,297	$ 397,947	$ 840,579	$ 816,240	$ 2,457,531

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

ITEM VI.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A)    DIRECTORS AND SENIOR MANAGEMENT

The names and municipality of residence of each of the directors and officers of the Company, the principal occupations in which each has been engaged during the immediately preceding five years, and their respective ownership of the Company's common shares as at the date herein, are as follows:

Name and City of Residence	Date of Birth	Principal Occupation For the Past Five Years	Position Held
Daniel Clozza Vancouver, B.C. Canada	Feb. 9, 1960	Since September 1995, employed full-time by the Company.	President, CEO and Director since September 1995
Martin Tutschek Vancouver, B.C. Canada	May 24, 1960	Since August 2001, employed full-time by the Company.	CFO and Director since August 2001
Jeff Teeny Portland, Oregon USA	April 30, 1967	Property and Real Estate developer for various projects including the 400 acre Villages at Cascade Head located on the Pacific Coast of Oregon, USA.	Director since July 2007
Scott McManus Las Vegas, Nevada USA	June 21,1962

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

B) COMPENSATION

Executive Compensation and Compensation of Directors

During the period ended September 30, 2007, the Company paid $ Nil, (December 31, 2006 - $ Nil, December 31, 2005- $ Nil) in management fees and $nil - for the period September 30, 2007, (December 31, 2006 - $nil, December 31, 2005, $14,430) in consulting fees to directors. The Company also reimbursed $113,297 - for the period September 30, 2007, (December 31, 2006 - $159,715, December 31, 2005 - $220,625) to directors for expenditures made on behalf of the Company.

The Company has an employee extended medical / dental plan acquired with the purchase of Family Vacation Centers on October 18th 2007. No directors or officers are participating in the plan. The Company has no pension, retirement, or other similar benefits for directors or officers pursuant to any existing plan provided by, or contributed to by, the Company or its subsidiaries.

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

Audit Committee

The Company's Audit Committee is composed of three individuals all present directors.  The Audit Committee members of the Company at December 31, 2007 are Jeff Teeny, Scott McManus, and Daniel Clozza. Messrs. Teeny and McManus during fiscal year 2007 and currently:

•       are considered an "independent" director as defined in Section 803A(2) of the American Stock Exchange Company Guide;

•       meets the criteria for independence as defined by Rule 10A-3 adopted by the SEC;

•       have not participated in the preparation of our financial statements or the financial statements of any of our current subsidiaries at any time during the past three years; and

•       is able to read and understand fundamental financial statements.

Our Board of Directors has determined that the audit committee has at least one member, Mr. McManus who qualifies as an Audit Committee Financial Expert, as defined by relevant SEC rules. As previously stated, Mr. McManus is an independent director. The Audit Committee is responsible for reviewing the Company's financial reporting procedures, internal controls, and the performance of the Company's external auditors. The functions of the Audit Committee also includes selecting, appointing, retaining, compensating and overseeing our independent auditors, deciding upon and approving in advance the scope of audit and non-audit assignments and related fees, reviewing accounting principles we use in financial reporting, and reviewing the adequacy of our internal control procedures, including the internal audit function. The committee is also responsible for reviewing the annual financial statements prior to their approval by the Board of Directors. The Board has adopted a charter for the Audit Committee in the fall of 2007.

Remuneration Committee

The Company does not have a Compensation Committee.

Service Contracts

The Company and its subsidiaries do not have any service agreements with any of the directors of the Company providing for benefits upon termination of employment.

D)    EMPLOYEES

The following is a breakdown of Company employees as at February 29, 2008 and for the years ended September 30th 2007, and December 31st, 2006, 2005:

	2008(1)	2007(2)	2006	2005
Management Sales Representatives	4 18	2	2	2
Marketing Representatives	75
Administrative Staff	13	6	10	11
Customer Service Representatives	4	3	16	19
IT / e-Commerce Personnel	1	1	1	1
Fitness Club Personnel	8	8	-	-
Notes:
        (1)    Fiscal period ended September 30, 2007 includes 9 months for comparison and does not include the October 18, 2007, purchase of Family Vacation Centers.

(2)    February 29, 2008.

The increase in the overall number of personnel was due to the acquisition of Family Vacation Centers in October of 2007.

E)    SHARE OWNERSHIP OF MANAGEMENT

The following table sets forth the share ownership of management as of February 15, 2008:

Name	Common Shares(1)	Percent of Class	"A" Preferred Shares(4)	Percent of Class	"B" Preferred Shares(5)	Percent of Class
Scott McManus(2)	6,250,000	21.98	1,393,398	10.00	1,393,398	10.00
Jeffery Teeny(3)	6,250,000	21.98	1,393,398	10.00	1,393,398	10.00
Daniel Clozza	5,430,000	19.09%	5,305,500	38.07	5,305,500	38.07
Martin Tutschek	1,524,000	5.36	1,399,500	10.04	1,399,500	10.94

Notes:

(1)   Does not include options owned by directors or officers.  Options are disclosed in table below.

(2)   Shares beneficially owned or held by Mr McManus are registered to Aliya Life Settlement, LLC.

(3)   Shares beneficially owned or held by Mr Teeny are registered to Teeny Acquisitions, LLC

(4)   On June 27, 2007 the record date, the Company issued 13,933,983 Series "A" Preferred Non-Dilutive shares to all the existing registered and beneficial common shareholders on a one (1) for one (1) PRO RATA basis. The Series "A' Preferred Non-Dilutive shares are convertible, as a Series into common shares of the Company provided a majority of the Series "A" Preferred shareholders vote in favor of converting the entire Series. The Series will convert into a number of common shares that will represent 50% of the number of fully diluted common shares after conversion.

(5)   On June 27, 2007 the record date, the Company issued 13,933,983 Series "B" Preferred Shares to all the existing registered and beneficial common shareholders on a one (1) for one (1) PRO RATA basis. The Series "B" Preferred shares are convertible into common shares of the Company on a one for one basis by shareholders of record as of June 27, 2007.

Incentive Share Purchase Plan

On July 5th 2007, the Company has executed a Stock Option plan reserving 2,850,000 shares in the common stock of the Corporation. Pursuant to the plan, the Company granted 2,835,000 stock options to exercise the purchase of common shares at the price of $1.00 per common share which will be executable for a period of five years from the date of grant.

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

Notes:

(1)    Options beneficially owned or held by Mr Teeny are registered to Teeny Acquisitions, LLC.

(2)    Options beneficially owned or held by Mr McManus are registered to Aliya Life Settlement, LLC.

Warrants

There are no warrants outstanding.

Other Dilutive Elements

All convertible debentures totaling $53,887 issued prior to 2003 are fully matured as of December 31, 2002. The debentures during their term carried a rate of interest of eight percent per annum payable semi-annually. The conversion feature of the debenture allows for the debenture holders to convert his capital at a rate of $6.00 US to $12.50 US per share. The Company would have 4,622 shares issued if 100% of the debentures were to be converted. For the period ending September 30, 2007, $ Nil, (December 31, 2006 $Nil, December 31, 2005 $Nil) of convertible debentures was repaid. There were no conversions during 2007, 2006, or 2005.

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

The following persons hold, of record or beneficially, directly or indirectly, or are known by the Company to own beneficially, directly or indirectly, more than 5% of the issued shares of the Company as at July 15, 2007:

Identity of Person or Group	Common Shares (1)	Percent of Class	"A" Preferred Shares (4)	Percent of Class	"B" Preferred Shares (5)	Percent of Class
Jeffery Teeny(2)	6,250,000	21.98	1,393,398	10.00	1,393,398	10.00
Scott McManus(3)	6,250,000	21.98	1,393,398	10.00	1,393,398	10.00
Daniel Clozza,	5,430,000	21.77	5,430,000	38.07	5,430,000	38.07
Martin Tutschek	1,524,000	5.35	1,524,000	10.04	1,524,000	10.04
Jackie Dawydiuk	1,500,000	5.27	1,500,000	10.76	1,500,000	10.76

Notes:

(1)    Does not include options owned by directors or officers.  Options are disclosed previously.

(2)    Shares beneficially owned or held by Mr Teeny are registered to Teeny Acquisitions, LLC

(3)    Shares beneficially owned or held by Mr McManus are registered to Aliya Life Settlement, LLC.

(4)    On June 27, 2007 the record date, the Company issued 13,933,983 Series "A" Preferred Non-Dilutive shares to all the existing registered and beneficial common shareholders on a one (1) for one (1) PRO RATA basis. The Series "A' Preferred Non-Dilutive shares are convertible, as a Series into common shares of the Company provided a majority of the Series "A" Preferred shareholders vote in favour of converting the entire Series. The Series will convert into a number of common shares that will represent 50% of the number of fully diluted common shares after conversion.

(5)    On June 27, 2007 the record date, the Company issued 13,933,983 Series "B" Preferred Shares to all the existing registered and beneficial common shareholders on a one (1) for one (1) PRO RATA basis. The Series "B" Preferred shares are convertible into common shares of the Company on a one for one basis by shareholders of record as of June 27, 2007.

The nature and extent of principal non-United States trading market is approximately 50% of all outstanding securities, which are held outside the United States and approximately 50% of all outstanding securities are held within the United States as of February, 2008. The Company is not owned or controlled, directly or indirectly, by another corporation or by any foreign government.

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

Effective December 31, 2006, the Company completed the purchase of 100% of the outstanding capital stock of Fitness Vacations from an officer and director of the Company in the amount of $550,000. The newly acquired company is a full service gym and also markets gym memberships with a travel component. Consideration given was settlement of $441,260 of advances by the Company to the owner of the shares of Fitness Vacations (who are also a shareholder of the Company including the President and Director), and settlement of $108,740 of advances to Fitness Vacations.

The assets and liabilities of Fitness Vacations at the time of acquisition were:

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

Subsequent to fiscal year end September 30, 2007, the Company acquired at 25% interest in a real estate development project in Needles California for a price $1,000,000 USD. The project named the Colorado River Project is controlled and or operated by a director of the Company.

During the period ended September 30, 2007, the Company paid $ Nil, (December 31, 2006 - $ Nil, December 31, 2005- $ Nil) in management fees and $nil - 2007, (December 31, 2006 - $nil, December 31, 2005, $14,430) in consulting fees to directors. The Company also reimbursed $113,297 for the period ended September 30, 2007, (December 31, 2006 - $159,715, December 31, 2005 - $220,625) to directors for expenditures made on behalf of the Company.

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

Indebtedness to Company of Directors and Senior Management

Amounts due to shareholders at the end of the fiscal period September 30, 2007 were $288,552. Directors of the Company are indebted to the Company in the amount of $nil and no director or senior management or have been indebted to the Company since the beginning of the last completed financial year of the Company other than as listed below. The Company reimburses Directors and Senior Management for expenses incurred in connection with Company's ordinary course of business. To the extent these advances and expenses are offset, there exists an indebtedness to the Company of a net $nil as of September 30, 2007 (December 30, 2006 - $ nil, December 30, 2005 - $nil).

Interests of Experts and Counsel

This Form 20-F is been filed as an annual report under the Exchange Act and, as such; there is no requirement to provide information under this item.

ITEM VIII.  FINANCIAL INFORMATION

A)    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

This Annual Report contains the consolidated financial statements for the Company for the fiscal period ended September 30, 2007, and December 31, 2006, and 2005 which contain an Auditors' Report dated March 12, 2008, Consolidated Balance Sheets as at September 30, 2007 and December 31, 2006, Consolidated Statements of Operations and Deficit, and Consolidated Statements of Cash Flows for the fiscal period ended September 30, 2007 and years ended December 31, 2006, and 2005, and Notes to Consolidated Financial Statements.

Indebtedness to Company of Directors and Senior Management

No directors or senior management of the Company are indebted to the Company or have been indebted to the Company since the beginning of the last completed financial year of the Company other than as noted in ITEM VII - Major Shareholders and Related Party Transactions.

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

B)    SIGNIFICANT CHANGES

In addition to the three (3) for one (1) in the Company's common shares on April 16, 2007, there has been an increase in the number of issued and outstanding common shares of the Company. As of July 15, 2007 the Company completed private placements for a total of $9 million USD and correspondingly issued 14,500,000 restricted common shares of the Company.

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

On July 5th 2007, the Company has executed a Stock Option plan reserving 2,850,000 shares in the common stock of the Corporation. Subsequently, the Company granted 2,835,000 stock options to exercise the purchase of common shares at the price of $1.00 per common share which will be executable for a period of five years from the date of grant.

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

	2007	2006	2005	2004	2003
High	$17.30	3.00	1.00	1.85	2.40
Low	$0.50	0.24	0.17	0.15	0.07

For the two most recent full financial years, the high and low market prices for each full financial quarter for the Company's common stock were as follows (US dollar figures):

		2007				2006
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
High	$ 0.83	1.00	5.20	17.30	$ 0.90	1.25	1.80	3.00
Low	$ 0.80	0.50	0.75	4.25	$ 0.24	0.60	1.15	1.75

For the two most recent six months, the high and low market prices for each month for the Company's common stock were as follows (US dollar figures):

	2008	2008	2007	2007	2007	2007
	Feb	Jan	Dec	Nov	Oct	Sep
High	$13.60	18.00	17.30	10.50	5.15	5.10
Low	$12.00	13.65	11.25	4.90	4.40	4.55

Note: (1) The Company's shares were forward split on a three for one basis April 16th, 2007.

B)    PLAN OF DISTRIBUTION

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C)    MARKETS

As of January 30, 2008 the shares of Forum National Investments Ltd. are publicly traded on the ``OTCBB under the trading symbol FMNLF CUSIP Number 3498452067. The nature and extent of principal non-United States trading market is approximately 50% of all outstanding securities, which are held outside the United States and approximately 50% of all outstanding securities are held within the United States as of January 30, 20078. The share price has traded at a high of $18.00 USD in 2008 and a low of $0.17 USD in 2005.

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

C)    MATERIAL CONTRACTS

In September of 2005, the Company secured a credit facility with Caterpillar Financial Services for up to $3 million USD. The Company subsequently has had the credit facility increased to an amount of $4.3 million USD.

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

The assets and liabilities of Fitness Vacations at the time of acquisition were:

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

Subsequent to fiscal period ending September 30, 2007, the company:

  Purchased the membership and all of the assets of Family Vacation Centers from an Ontario based Company for consideration of $3,900,000 in cash and stock on the 18th day of October 2007.

  Formed "American Life Settlement Society LLC" duly formed under the laws of the state of Delaware in the 15th day of November 2007.

  Completed contracts for the purchase of $30 million face value of Life Insurance policies.

  Acquired 25% interest in a real estate development project in Needles, California for a price of $1.0 million US.  The project, named the Colorado River Project is controlled and/or operated by a director of the company.

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

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares. (See "Taxation—Canadian Federal Income Tax Considerations" above).

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

For purposes of the PFIC income test and assets test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, we will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, "passive income" does not include any interest, dividends, rents, or royalties that are received or accrued by us from a "related person" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

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

ITEM XV.  CONTROLS AND PROCEDURES

Disclosure controls and procedures

Under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of a date (the "Evaluation Date") being September 30, 2007.  Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or the Company's consolidated subsidiaries) required to be included in the Company's SEC filings.
Management's annual report on internal controls over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate.

 Our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of internal control over financial reporting as of September 30, 2007.   Based on that assessment, our management concluded that our internal control over financial reporting was effective as of September 30, 2007.

There was no change in the Company's internal control over financial reporting (as required by the Exchange Act) during the last fiscal period that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.  There were no significant deficiencies or material weaknesses, and therefore no corrective actions were taken or may occur and not be detected.

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

Code of Ethics

We have adopted a code of ethics for our Chief Executive Officer, Chief Financial Officer, principal accounting officer, controller and other persons performing similar functions. Our code of ethics complies with the SEC rules. The code of ethics addresses the following:

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

There have been no waivers to the code of ethics as of the date of this report

Principal Accountant Fees and Services

The independent auditors of the Company are the firm of SmytheRatcliffe Chartered Accountants, located at 7th Floor Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8

For the periods ended September 30, 2007 and December 31, 2006, the Company was invoiced by SmytheRatcliffe, the Company's independent auditors, for audit fees, audit-related fees, tax fees and all other fees as set forth below:

	Period Ended September 30, 2007	Year Ended December 31, 2006
Audit fees - auditing of our annual financial statements and preparation of auditors' report.	$ 89,090	$ 41,000
Audit-related fees - review of each of the quarterly financial statements.	-	-
Tax fees - preparation and filing of three major tax-related forms and tax planning.	-	-
All other fees - other services provided by our principal accountants.	-	-
Total fees paid or accrued to our principal accountants	$ 89,090	$ 41,000

Notes: (1)

"Audit Fees" represent fees for the audit of the Company's annual financial statements, review of the Company's interim financial statements and review in connection with the Company's statutory and regulatory filings

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services to be provided by SmytheRatcliffe.  Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review and attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service.  The Audit Committee approved all of the engagements and fees during the period ended September 30, 2007.  The Audit Committee reviews with SmytheRatcliffe whether the non-audit services to be provided are compatible with maintaining the auditors' independence.  The Board has determined that, beginning with January 1, 2006, fees paid to the independent auditors for non-audit related services in any year will not exceed the fees paid for audit services during the year.  Permissible non-audit services will be limited to fees for tax services, accounting assistance or audits in connection with acquisitions, and other services specifically related to accounting or audit matters such as registration statements filings or private placements or public offerings.

Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

PART III

ITEM XVII.  FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item XIX hereof and filed as part of this Annual Report. Included are audited consolidated balance sheets as at September 30, 2007 and December 31, 2006 and the consolidated statements of operations and deficit and cash flows for each of the period ended September 30, 2007 and the years ended December 31, 2006 and 2005, including the Auditors' Report to Shareholders.

These financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars.  Such financial statements have been reconciled to U.S. GAAP (see note 17 therein).  For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see "Item III - Key Information, Selected Financial Data - Exchange Rate Data".

ITEM XVIII.  FINANCIAL STATEMENTS

Not applicable.

 ITEM XIX.  EXHIBITS

Exhibits attached to this Form 20-F are as follows:

Financial Statements

(i)    Management's Responsibility to Financial Reporting.

(ii)   Auditors' Report dated March 12, 2008.

(iii)  Consolidated Balance Sheets as at September 30, 2007 and December 31, 2006.

(iv) Consolidated Statements of Operations and Deficit for the period ended September 30, 2007 and the years ended December 31, 2006 and 2005.

(v)   Consolidated Statements of Cash Flows for the period ended September 30, 2007 and the years ended December 31, 2006 and 2005.

(vi)  Notes to the Consolidated Financial Statements for the period ended September 30, 2007 and the years ended December 31, 2006 and 2005.  Financial Statements Schedules are omitted because they are not applicable, not required or because the required information is included in the consolidated financial statement or notes thereto filed within.

Exhibit	Description
1.1	Registered Incorporation Memorandum(1)
1.2	Articles of Continuance into Ontario(2)
1.3	Articles of Amendment, Change of Name(2)
1.4	Articles of Amendment, Authorization of Preferred Shares including Designation of Series "A" and Series "B" Preferred Share(3)
4.1	2094711 Ontario Limited., Commission Agreement January 1, 2006(3)
4.2	Loan Agreement, dated September 21, 2005(4)
4.2.(i)	First Amendment to Loan Agreement, dated October 11, 2005(4)
4.2.(ii)	Second Amendment to Loan Agreement, dated November 6, 2006 (4)
4.2.(iii)	Third Amendment to Loan Agreement, dated May 2, 2007 (4)
4.3	Purchase Agreement. International Fitness Vacations (BC) Ltd., December 31, 2006(4)
4.4	Letter of Intent. Gala Travels, February 19, 2007(4)
4.5	Servicing Agreement. Vision 200 travel, dated Octover 15, 2007
4.5	Purchase Agreement. Family Vacation Centers and 1508812 Ontario Inc., October 18, 2007(4)
4.6	Addendum to Purchase Agreement. Family Vacation Centers and 1508812 Ontario Inc., November 2, 2007(4)
8.1	List of Subsidiaries
11.1	Code of Ethics, January 1, 2003(3)
12.1	Section 302 Certification of Chief Executive Officer
12.2	Section 302 Certification of Chief Financial Officer
13.1	Section 906 Certification of Chief Executive Officer
13.2	Section 906 Certification of Chief Financial Officer
Notes: (1)    Incorporated by reference to Form 20-F filed with the SEC on November 3, 1998. (2)    Incorporated by reference to Form 20-F filed with the SEC on August 15, 2003. (3)    Incorporated by reference to Form 20-F filed with the SEC on August 29, 2007. (4)    Incorporated by reference to Form 20-F filed with the SEC on December 29, 2006. (5)    To be filed on request.  (6)   Incorporated by reference to Form 20-F filed with the SEC on July 8, 2002

INDEX TO FINANCIAL STATEMENTS

FORUM NATIONAL INVESTMENTS LTD.

September 30, 2007 and December 31, 2006 and 2005

Consolidated Financial Statements

(Expressed in Canadian dollars)

Management’s Responsibility for Financial Reporting

The consolidated financial statements of Forum National Investments Ltd. are the responsibility of the Company’s management.  The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and reflect management’s best estimates and judgment based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities.  The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements as at September 30, 2007 and December 31, 2006 and for the period ended September 30, 2007, and the years ended December 31, 2006 and 2005 have been audited by Smythe Ratcliffe LLP, Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the financial statements.

/s/ “Dan Clozza” (signed)

Dan Clozza
President

March 12, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF FORUM NATIONAL INVESTMENTS LTD.

We have audited the consolidated balance sheets of Forum National Investments Ltd. as at September 30, 2007 and December 31, 2006 and the consolidated statements of operations and deficit and cash flows for the period ended September 30, 2006, and the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2007, and December 31, 2006 and the results of its operations and its cash flows for the period ended September 30, 2007, and the years ended December 31, 2006 and 2005 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, Canada

March 12, 2008

COMMENTS BY AUDITORS FOR US READERS ON CANADA – US REPORTING DIFFERENCES

In the United States, reporting standards for auditors requires the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going-concern, such as those described in note 2 to the consolidated financial statements. Our report to the shareholders dated March 12, 2008 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the notes to the consolidated financial statements.

Chartered Accountants

Vancouver, Canada

March 12, 2008

FORUM NATIONAL INVESTMENTS LTD.
Consolidated Balance Sheets
 (Expressed in Canadian dollars)

	September 30. 2007	December 31 2006
Assets

Current
Cash and equivalents	$8,624,205	$641,343
Short-term investments	14,210	14,210
Accounts and notes receivable	360,634	440,358
Other receivables	256,272	323,281
Prepaid expenses	-	12,208
Total Current Assets	9,255,321	1,431,310

Deferred Organization Costs,	149,976	-
Property and Equipment (note 6)	9,100,127	7,276,372
Intangibles, net (note 7)	30,276	7,500
		-
Total Assets	$18,535,700	$8,715,182

Liabilities and Shareholders' Equity
Current
Accounts payable and accrued liabilities	$491,250	$669,014
Advances against future revenue streams (note 8)	8,182	25,321
Current portion of long-term debt (note 10)	227,567	49,263
Convertible debentures (note 9)	40,486	40,486
	767,485	784,084

Long-Term Debt (note 10)	3,988,031	4,029,516
Loans from Related Parties (notes 14)	288,552	330,599
	5,044,068	5,144,199

Shareholder's Equity
Capital Stock (note 11)	24,194,793	14,802,797
Contributed Surplus (note11(e))	2,944,536	-
Deficit	(13,647,697)	(11,231,814)
Total Shareholder's Equity	13,491,632	3,570,983
Total Liabilities and Shareholders' Equity	$18,535,700	$8,715,182
Going-concern (note 2)
Commitments (note 13)

Approved on behalf of the Board:
/s/ Dan Clozza	Director	/s/ Martin Tutschek	Director
Dan Clozza		Martin Tutschek
See accompanying notes to consolidated financial statements

                                                                                                                                     F-4

FORUM NATIONAL INVESTMENTS LTD.

Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

	Period Ended September 30, 2007	Years Ended December 31, 2005 2004

Revenues
Membership sales and travel	$1,280,649	$3,918,410	$4,157,556
Membership dues	1,050,116	1,648,637	1,690,200
Interest	149,275	53,251	75,760
Miscellaneous	102,447	477,482	-
	2,582,487	6,097,780	5,923,516

Expenses
Commission cost	731,628	1,939,061	1,277,223
Wages	621,994	1,081,049	1,179,624
Legal and accounting	220,814	163,756	274,231
Office and related	191,356	238,216	175,666
Condominium rentals	162,210	185,969	261,768
Rent	130,196	186,550	200,792
Automotive	98,370	157,075	117,048
Amortization	68,106	8,830	7,319
Travel	59,436	142,105	88,384
Bank charges and interest	23,697	85,223	101,538
Bad debts/(recovery)	15,608	(14,007)	238,509
Consulting fees	15,422	53,423	33,800
Parts and maintenance	14,649	13,106	42,984
Insurance	12,092	25,935	34,819
Other	9,187	5,906	16,717
Equipment leases	8,957	16,700	33,651
Advertising and promotion	6,865	13,826	9,573
Investor relations	6,032	16,771	1,299
Postage, copying and printing	-	41,526	48,269
Direct Selling	(259,611)	93,147	84,575
Foreign exchange gain	2,944,536	-	-
Stock -based compensation (note 11)		-	-
	5,127,874	4,453,167	4,227,789

(Loss) Income Income Before	2,545,387	1,644,613	1,695,727
Income Taxes Recovery (Expenses) (note 12)	129,504	(453)	(43,923)

Net (Loss) Income for Period	(2,545,387)	1,644,160	1,651,804
Deficit, Beginning of Year	(11,231,814)	(12,664,990)	(14,316,894)
Adjustment on acquisition of subsidiary (note 4)	-	(210,984)	-
Deficit, End of Year	$(13,647,697)	$(11,231,814)	$(14,316,894)

Basic (loss) earnings per share	$(0.22)	$0.35	$0.30
Diluted earnings per share (		$0.32	$0.30

Weighted average number of common shares outstanding - Basic	11,140,573	5,098,086	5,444,661

See accompanying notes to consolidated financial statements

                                                                                                                                                                  F-5

FORUM NATIONAL INVESTMENTS LTD.

Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Period Ended September 30, 2007	Years Ended December 31, 2006 2005

Operating Activities
Net (loss) income	$(2,415,883)	$1,644,160	$1,651,804
Items not involving cash:	-
Deferred revenue	-	(2,560,525)	(3,367,166)
Deferred commission costs	-	1,939,061	1,239,223
Amortization	68,106	7,830	7,319
Accretion of discount on advances against future revenue streams	-	-	46,508
Revenue recognized on advances against future revenue streams	(17,139)	(67,680)	(209,177)
Stock-based compensation	2,944,536	-	-
	579,620	962,846	(631,489)

Changes in non-cash operating capital:
Accounts notes and other receivables	146,733	(110,366)	216,389
Prepaid expenses	12,208	11,600	4,478
Inventory - condos	-	3,433	12,194
Long-term receivables	-	-	285,478
Deferred costs	(177,764)	(416,324)	388,397
Accounts payable and accrued liabilities	-	(452,395)	223,130
Deferred revenue	-	-	45,307
Deferred gain		(81,022)	(149,782)
	(18,823)	(1,045,074)	1,025,591

Cash (Used in) Generated From Operating Activities	560,797	(82,228)	394,102

Investing Activities
Short-term investment	-	(10,710)	-
Purchase of property and equipment	(1,882,212)	(2,689,738)	(667,965)
Purchase of intangible property	(32,425)	-	-
Organization costs	(149,976)	-	-
Cash Used in Investing Activities	(2,064,613)	(2,700,448)	(667,965)

Financing Activities
Net proceeds received on share issuance	9,391,996	-	-
Proceeds from advances against future revenue streams (note 8)	-	-	42,422
Amounts due to (from) related parties	+	199,684	(350,779)
Loans from related parties	(42,047)	91,223	(15,618)
Current portion of long-term debt	178,304	49,263	-
Long-term debt	(41,485)	2,704,525	1,324,991
Reduction in capital stock on disposal of asset	-	(350,000)	-
Adjustment to accumulated deficit	-	(210,984)	-
Cash Provided by Financing Activities	9,486,768	2,483,711	1,001,016

Increase (Decrease) in Cash	7,982,952	(298,895)	727,153
Cash, Beginning of Year	641,253	940,218	213,065

Cash and Cash Equivalents, End of Year	$8,624,205	$641,253	$940,218

Supplemental cash flow information (note 15)

See accompanying notes to consolidated financial statements

1.   Incorporation and Nature of Operations

The Company was incorporated on September 22, 1995 under the Business Corporations Act (British Columbia) and commenced operations on that date.  On October 2, 1997, the Company was continued under the laws of the Province of Ontario.  Effective February 26, 1999, the Company changed its name from Snowbird Vacations International Inc. to inTRAVELnet.com inc. and on April 17, 2002, the Company’s name was changed to Forum National Investments Ltd.

The Company earns dues from members of its travel club, who are entitled to the full-travel services of the Company. The Company also operates a full-service gym to increase memberships and marketing opportunities.

2.   Going-Concern

For the period ended September 30, 2007, the Company had a net loss of $2,415,883 compared to net income of $1,644,160 and $1,651,804 for the years ended December 31, 2006 and 2005, respectively.  For the period ended September 30, 2007, the Company generated cash from operating activities of $560,797 and used cash in the amount of $82,228 for the year ended December 31, 2006 and generated cash of $394,102 for the year ended December 31, 2005 and at September 30, 2007 had a working capital surplus of $8,487,836 (December 31, 2006 – $647,226) and shareholders’ equity of $13,491,632 (December 31, 2006 – $3,570,983).

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

3.   Significant Accounting Policies

(a)   Basis of presentation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the accounts of the Company and the following wholly owned subsidiaries:

Subsidiaries	Incorporating jurisdiction	Date of acquisition or incorporation

inTRAVELnet Inc.	Alberta, Canada	November 9, 1999
Intravelnet Ltd.	Ontario, Canada	July 25, 2003
ATM Travel Group Ltd. ("ATM")	British Columbia, Canada	April 3, 2000
International Fitness Vacations (BC) Ltd. (note 4)	British Columbia, Canada	December 31, 2006
Price Shield Systems Inc. (note 4)	Washington State, USA	February 27, 2007

All significant inter-company balances and transactions have been eliminated.

As described in note 17, Canadian GAAP differ in certain material aspects from accounting principles generally accepted in the United States ("US GAAP").

3.   Significant Accounting Policies (continued)

(b)   Revenue recognition

The Company generates revenues from the sale of memberships and dues.  The Company accounts for the full membership contract value in the year sold, if more than 10% of the face value was received during that financial year. Prior to 2006, the portion of revenue received from members, which entitles members to use the Company’s vacation and travel club privileges at a future date, was deferred and recognized in income evenly over the term of the member’s entitlements.  For lifetime memberships, revenue was recognized over a period of five years, which is management’s best estimate of the period over which performance will be required.

(c)   Stock-based compensation

The Company follows the recommendations of the Canadian Institute of Chartered Accountants (“CICA) for stock-based compensation and other stock-based payments.  The Company accounts for stock options granted to directors, employees and consultants using the fair value method.  The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model and charged to earnings over the vesting period with a corresponding increase in contributed surplus.  Upon exercise of the stock options, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to capital stock.

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

(e) Deferred organization costs

The Company defers and amortizes the costs associated with setting up its Life Settlement business.  Amortization will be provided on a straight-line basis over five years and will commence once the Life Settlement business has begun operations.

3.   Significant Accounting Policies (continued)

(f)    Purchased intangibles

The Company defers and amortizes the cost of purchased intangibles, which consists of a license to purchase condo accommodation at wholesale prices.  Amortization is provided on a straight-line basis over a period of ten years.

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

(g)   Foreign currency translation

Monetary assets and liabilities denominated in foreign currency have been translated into Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred.  Revenues and expenses are translated at the rates in effect at the time of the transaction.  Foreign exchange gains and losses are included in the determination of net loss for the period.

(h)   Advances against future revenue streams

The Company has entered into arrangements whereby future streams of certain financed membership cash flows are sold to a third party (“Lender”) while the Company is committed to provide the future services under these membership contracts.  The Company receives cash proceeds on the sale at a discount to the future proceeds that the Lender is expected to receive from the customers.  The Lender has recourse against the Company should the amounts become uncollectible, and the Company establishes a reserve for such amounts.  For accounting purposes, the discounted proceeds have been recorded as a liability at the time of the transaction (note 8), which is credited to the gross value through a charge to interest expense over the term of the membership contracts.  The related revenue is recorded as a reduction of the liability to reflect the membership services rendered by the Company with the resulting reduction in the Company’s potential obligation, in accordance with its revenue recognition policy (note 3(b)).

(i)     Earnings per share

Basic earnings per share is calculated based on the weighted average number of common shares outstanding during the year.  The Company uses the treasury stock method for calculating diluted earnings per share.

3.   Significant Accounting Policies (continued)

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

(k)   Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of estimates include the valuation of accounts receivable, impairment of assets, including intangible assets, rates for amortization and revenue recognition, balances of accrued liabilities, valuation allowance for future income tax assets, and the determination of the variables used in the calculation of stock-based compensation. While management believes the estimates used are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

(l)     Cash and cash equivalents

Securities with original maturities of three months or less are considered cash equivalents, at cost.  The securities are highly liquid and can be converted to known amounts of cash at any time, and are held at major financial institutions.  Accrued interest on the guaranteed investment certificates, included as cash equivalents, is at the stated interest rate over the term of the instrument and included in accounts receivable.

4.   Acquisitions

(a)  Effective February 27, 2007, the Company acquired 100% of the issued and outstanding   capital stock of a Washington state company, Price Shield Systems Inc., at fair market value in the amount of $32,425.  The amount has been allocated to intangibles as the Company had no other assets and liabilities.  The newly acquired company owns access rights to wholesale priced condo accommodation required to enhance vacation club membership benefits.

4.  Acquisitions (continued)

(b)  Effective December 31, 2006, the Company completed the purchase of 100% of the outstanding capital stock of International Fitness Vacations (BC) Ltd. (“Fitness Vacations”) from an officer and director of the Company in the amount of $550,000.  The newly acquired company is a full service gym and also markets gym memberships with a travel component.  Consideration given was settlement of $441,260 of advances by the Company to the owner of the shares of Fitness Vacations (who are also a shareholder of the Company including the President and Director), and settlement of $108,740 of advances to Fitness Vacations.

The assets and liabilities of Fitness Vacations at the time of acquisition were:

Purchase price	$550,000

Purchase Price Allocation
Equipment	$206,798
Leasehold improvements	150,000
Accounts payable	(17,782)

Net identifiable assets acquired	339,016
Excess of purchase price over net identifiable assets acquired	210,984

Total	$550,000

Canadian GAAP requires that any assets or liabilities acquired in a non-arms length transaction be recorded in the Company’s records at the carrying value of the vendor.  The amounts above attributed to net identifiable assets approximate their carrying value in the records of Fitness Vacations.  The amount attributed to “excess of purchase price over net identifiable assets acquired” has been charged to deficit, beginning of year.

5.   Financial Instruments

During the period, the Company adopted a new standard, the CICA Handbook Section 3855, “Financial instruments – Recognition and Measurement”. Under the new standard, all financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading or available-for-sale.  Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income.  Financial assets held-to-maturity, loans and receivables, and financial liabilities other than those held-for-trading, are measured at amortized cost.  Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income.  The standard also permits designation of any financial instrument as held-for-trading upon initial recognition.

Also adopted by the Company was CICA Handbook Section 1530, “Comprehensive Income”.  As a result of adopting these standards, a new category, Accumulated Other Comprehensive Income, is added to shareholders’ equity on the consolidated balance sheets.  Major components for the category include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, net of hedging arising from self-sustaining foreign operations and changes in fair value of the effective portion of cash flow hedging amounts.

5.   Financial Instruments (continued)

The adoption of these new standards had no effect in the Company’s consolidated financial statements.

(a)  Fair value

Carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, short-term investments, accounts and notes receivable, and accounts payable and accrued liabilities approximate fair values due to their short-term maturities.  The fair value of the convertible debentures is not readily determinable as these instruments were issued to related parties and comparable market rates are not available.

(b)  Credit risk

The distribution of the Company’s customers and suppliers and the business risk management procedures currently in place have the effect of avoiding any significant concentration of credit risk.

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

The Company’s long-term debt is at annual market interest rates and, therefore, the Company is exposed to interest rate cash flow risk during the term of the debt.  The Company is not exposed to significant interest rate price risk due to the short-term maturity of its monetary assets and liabilities.

(d)  Currency risk

The Company is exposed to currency risk in relation to their US dollar financing referred to in note 10.  The Company has not entered into any foreign currency contracts to mitigate this risk.

6. Property and Equipment

September 30, 2007	Cost	Accumulated amortization	Net book value

Motor vessel	$8,796,989	$-	$8,796,989
Equipment	211,873	35,595	175,778
Computers	7,737	4,692	3,045
Leasehold improvements	147,792	23,477	124,315

	$9,163,891	$63,764	$9,100,127

December 31, 2006	Cost	Accumulated amortization	Net Book value

Motor vessel	$6,915,556	$-	$6,915,556
Service boats	49,979	49,979	-
Equipment	210,592	2,097	208,495
Computers	7,737	1,671	6,066
Leasehold improvements	147,794	1,539	146,255

	$7,331,658	$55,286	$7,276,372

At September 30, 2007, the Company's motor vessel is under construction and its cost is therefore not being amortized. .

7. Intangibles
	September 30, 2007	December 31, 2006

Purchased intangibles	$32,425	$25,000
Accumulated amortization	(2,149)	(17,500)
	$30,276	$7,500

The premium on acquisition was determined by evaluating the membership and marketing potential.

8.   Advances against Future Revenue Streams

During the year ended December 31, 2006, the Company sold future streams of revenue as described in note 3(h).  The activity is summarized as follows:

	September 30, 2007	December 31, 2006

Balance, beginning of period	$25,321	$93,001
Proceeds from sale of future revenue streams, net of discount, reserve and buybacks	-	17,940
Accretion of discount to interest expense during the year	-	23,747
Recognition of membership revenues during the year	(17,139)	(109,367)

Balance, end of period	8,182	25,321

9.   Convertible Debentures

The conversion feature of the debentures allow for the debenture holder to convert the capital at a rate of US $6.00 to US $12.50 per common share of the Company.  The Company would have to issue 4,622 common shares, if 100% of the debentures were converted. During 2007, $nil (December 31, 2006 - $nil and December 31, 2005 - $nil) convertible debentures were converted to common shares.

10. Long-Term Debt

	September 30, 2007	December 31, 2006

	$-	$-
Construction loan in US Funds to complete vessel refit project, convertible into a permanent loan at completion, amortizing over 10 years bearing interest at the per annum LIBOR plus 3.25% monthly published rate (US$3,500,000)	4,215,598	4,078,779

Less: Current portion	227,567	49,263

Long-term portion	$3,988,031	$4,029,516

The loan is secured by the motor vessel and by a guarantee from one of the directors of the Company.

11.  Capital Stock

(a)   The authorized capital stock:

Unlimited - Common shares without par value

Unlimited - Series “A” - Preference non-dilutive convertible shares without par value (convertible to 50% of outstanding common shares at the time of conversion)

Unlimited - Series “B” - Preference convertible shares without par value (convertible to one common share for each preferred share held)

11.  Capital Stock (continued)

(b)  The issued capital stock of the Company is as follows:

13,933,983 Series “A” preferred shares for no consideration

13,933,983 Series “B” preferred shares for no consideration

	Number Common shares	Amount

Issued and outstanding, December 31, 2005	5,444,661	$ 15,152,797
Returned to treasury in 2006	(800,000)	(350,000)

Balance, December 31, 2006	4,644,661	$14,802,797
Forward share-split -3-for-1(i)	9,289,322	-
Private Placement (ii)	11,000,000	5,773,917
Private Placement (iii)	3,500,000	3,650,396
Share issue costs	-	(32,318)

Balance, September 30, 2007	28,433,983	$24,194,793

(i)   On April 16, 2007, the Company's common shares were forward split on a three new for one old basis.

(ii)  On June 29, 2007, the Company completed a private placement and issued 11,000,000 common shares of the Company at US $0.50 per share for gross proceeds of US $5,500,000.

(iii)  On July 4, 2007, the Company completed a private placement and issued 3,500,000 common shares at US $1.00 per share for gross proceeds of US $3,500,000.

(c)  Options

The Company executed a stock option plan reserving 2,850,000 shares in the common stock of the Company (year ended December 31, 2006 - $nil and year ended December 31, 2005 - $nil).

(d)  Stock-based compensation

Stock-based compensation costs of $2,944,536 (year ended December 31, 2006 - $nil and year ended December 31, 2005 - $nil) were charged to income during the period for options granted to directors, employees and consultants of the Company.

11.  Capital Stock (continued)

(d)  Stock-based compensation (continued)

The table below summarizes the outstanding stock options as at September, 30 2007 and December 31, 2006:

	Number of Options	Exercise Price (US$)

Issued and outstanding, December 31, 2006 and 2005	-	$ -
Granted	2,835,000	1.00
Balance, September 30, 2007	2,835,000	$1.00

The table below summarizes the attributes of the outstanding stock options as at September 30, 2007:

Options Outstanding			Options Exercisable
Exercise Price (US$)	Number of Options	Remaining Contractual Life	Numbe r of Options	Exercis e Price (uS$)
I $1.00	2,835,000	4.75 years	2,835,000	$1.00

Balance, September 30, 2007			2,835,000	$1.00

The fair value of stock options used to calculate stock-based compensation is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

2007

Dividend rate	-
Expected volatility	209%
Interest rate	4.88%
Expected Life	5 years

(e)  Contributed surplus

Balance, December 31, 2006 and 2005	$-
Stock based compensation	$2,944,536
Balance, September 30, 2007	$2,944,536

12.  Income Taxes

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	Period Ended September 30, 2007	Years Ended December 31, 2006 2005

Statutory income tax rate	33.9%	33.8%	33.8%

Statutory rate applied to income (loss) from operations before income taxes	$(862,377)	$557,114	$558,815
Permanent differences	1,007,468	20,058	11,366
Large corporations tax and other	-	-	43,923
Non-capital losses not previously recognized	(129,933)	(556,719)	(448,025)
Use of losses not previously recognized	(553,744)	(444,812)	-
Tax effect of depreciation and amortization in excess of capital cost allowance	(129,504)	-	(144,539)

Income tax expense (recovery)	$(114,346)	$453	$43,923

The significant components of the Company’s future income tax assets are as follows:

			September 30, 2007		December 31, 2006

Further income tax assets:		$		$
			1,277,604		1,640,145
Non-capital loss carry forwards			378,127		419,431
Capital loss carry forwards
Property and equipment - undepreciated			180,041		296,537
tax cost in excess of net book value

			1,835,772		2,356,113
Valuation allowance			1,835,772		2,356,113
Future income taxes, net	$		$-		$-

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

The Company has non-capital income tax loss carry forwards of approximately $5,043,000 available to reduce future years’ taxable income expiring between 2007 and 2026.

The Company has a capital loss carry-forward of approximately $1,240,000, which can be carried forward indefinitely.

13.  Commitments

(a)   The Company has commitments in respect of operating leases with total aggregate payments due of approximately $190,867 (December 31, 2006 – $148,712).  Payments due in each of the next three years are as follows:

2008	95,018
2009	60,170
2010	35,679

Total	$190,867

(b)  The Company has commitments in respect of office leases with total aggregate payments due of approximately $105,832 (December 31, 2006 – $176,647).  Payments due in each of the next two years are as follows:

2008	$75,362
2009	30,470

Total	$105,832

14.  Related Party Transactions

In addition to related party transactions disclosed elsewhere in these financial statements, the following transactions have occurred:

(a)  During 2007, the Company paid $nil (year ended December 31, 2006 – $nil and year ended December 31, 2005 – $21,736) as settlement and $nil (year ended December 31, 2006 - $nil and year ended December 31, 2005 – $14,430) in consulting fees to directors or companies controlled by directors of the Company.  The Company also reimbursed $113,297 (year ended December 31, 2006 – $159,715 and year ended December 31, 2005 – $220,625) to directors for expenditures made on behalf of the Company.

(b)   At September 30, 2007, directors and officers advanced $296,747 (December 31, 2006 – $257,706) to the Company in the form of loans and short-term financing. The amounts advanced from directors and officers are unsecured, non-interest bearing and repayable on demand.

(c)  During 2007, the Company wrote-off an amount of $nil (year ended December 31, 2006 – $37,396 and year ended December 31, 2005 – $8,555) being advances in lieu of expenses due from former officers and employees of the Company.

All of the above transactions and balances are in the normal course of operations and measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

15.  Supplemental Cash Flow Information

Cash flow information:

	Period Ended for September 30, 2007	Years Ended December 31, 2006 2005

Interest paid	$9,496	$30,950	$89,656

Taxes paid	$6,468	$453	$43,923

Excess of purchase price - gym acquisition	$-	$210,984	$-

16. Subsequent Events

(a)  On October 18, 2007, the Company purchased the membership and all of the assets of Family Vacation Centers Ltd. for total consideration of $4.0 million payable with a cash payment of $2.0 million (paid) and through the issuance of 400,000 common shares of the Company.

(b)  On November 15, 2007, the Company formed American Life Settlement Society LLC (“ALSS”) under the laws of the state of Delaware.

(c)  ALSS completed the purchase of US $30 million face-value of Life Settlement insurance policies for a cost of US $ 3.7 million.

(d)  The Company acquired a 25% interest in a real estate development project in Needles, California, for a price of US $1.0 million.  The project is controlled and/or operated by a director of the Company.

(e)  The Company issued 3.0 million common shares for proceeds of US $18,000,000 in December 2007.

17.  United States Generally Accepted Accounting Principles Reconciliation

These financial statements have been prepared in accordance with Canadian GAAP, which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with US GAAP as summarized below:

(a)  Stock-based compensation

(i)   Under US GAAP, the issue of stock options and warrants to non-employees is accounted for under Financial Accounting Standards Board (“FASB”) Statement No. 123R (“SFAS 123R”), “Accounting for Stock Issued to Employees”, and related interpretations.  As such, compensation expense under fixed plans is recorded on the grant date only if the market price of the Company’s stock at that date exceeds the exercise price.  Variable accounting is required to be applied if the exercise price of outstanding fixed stock options is reduced.  Under variable accounting, the compensation expensed is re-measured based on the option’s intrinsic value at each reporting date until the date the award is

17.  United States Generally Accepted Accounting Principles Reconciliation (continued)

(a)  Stock-based compensation (continued)

(i)  (continued)

exercised, forfeited or expires unexercised with changes in the intrinsic value recorded in the measurement of net income.  For Canadian GAAP purposes, the Company accounts for the issuance of stock options, whether made under a fixed or variable plan, to employees and directors by the settlement method which results in no compensation expense for the Company’s stock-based employee compensation awards.  Consideration paid by employees or directors on the exercise of stock options is recorded as capital stock.

For the period ended September 30, 2007, the Company granted 2,835,000 stock options.  Accounting for employee stock options under US GAAP would not result in additional compensation expense for fiscal 2007, 2006 or 2005.

(ii)    Under US GAAP, the issue of stock options and warrants to non-employees is accounted for under FASB Statement No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation”.  The Company recognizes compensation expense for stock options issued to non-employees for services received based upon the fair value of the services received or the equity instruments issued, whichever is more reliably determined.  During the year ended December 31, 2002, the Company adopted the new recommendations of the CICA Handbook section related to stock-based compensation payments (note 3(c)).  Under this policy, stock options issued to non-employees after December 31, 2001 are accounted for consistently with US GAAP. Therefore, for the year ended December 31, 2002, the only measurement difference for non-employees are those carried forward from the prior years as noted below.

The fair value of the stock options and warrants granted to non-employees during the years ended December 31, 2001 and 2000 were estimated on the date of grant using the Black-Scholes option pricing model and the following weighted average assumptions:

	2001	2000

Expected volatility	1.73	1.98
Risk-free rate	5.48%	4.23%
Dividend yield	0%	0%
Expected life of options	0.6 years	1.6 years

                                                                                                2001                      2000

Accounting for the non-employee options on this basis would result in recording additional compensation expense and capital stock of $684,664 from the year of adoption of FAS No 123 to September 30, 2007.

17.  United States Generally Accepted Accounting Principles Reconciliation (continued)

(b)  Valuation of stock issued for assets and services

(i)   During the year ended December 31, 2000, the Company acquired Fitness Vacations for 992,000 common shares of the Company.  Under Canadian GAAP, the acquisition was valued based on the estimated fair value of the assets acquired.  For US GAAP purposes, the acquisition would be valued based on the market value of the shares given.  Accordingly, as at December 31, 2000, the application of US GAAP would result in an increase in capital stock of $1,217,705, an increase in goodwill of $1,105,346 and an increase in deficit of $112,359.

During the year ended December 31, 2001, goodwill relating to the acquisition of Fitness Vacations was written down, and as such, the additional goodwill recorded on the acquisition under US GAAP was written off.  Accordingly, as at December 31, 2006 and 2005, the application of US GAAP would result in an increase in capital stock and deficit of $1,217,705.

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

(iii)    During the period ended September 30, 2007 and the years ended December 31, 2006 and 2005, the Company did not issue shares under its incentive share purchase plan (note 3(c)).

(c)  Recent accounting pronouncements

(i)   In May 2005, the FASB issued Statement No 154 (“SFAS 154”), “Accounting Changes and Error Corrections”. SFAS 154 replaces APB Opinion No. 20, “Accounting Changes”, and FASB Statement No. 3 (“SFAS 3”), “Reporting Accounting Changes in Interim Financial Statements”, and requires the direct effects of accounting principle changes to be retrospectively applied. The existing guidance with respect to accounting estimate changes and corrections of errors is carried forward in SFAS 154. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.  The adoption of this standard does not have a material impact on the Company’s consolidated financial statements.

17.  United States Generally Accepted Accounting Principles Reconciliation (continued)

(c)  Recent accounting pronouncements (continued)

 (ii)  SFAS 157, “Fair Value Measurements”. The provisions of this standard are to provide guidance for using fair value to measure assets and liabilities.  The standard clarifies methods for measuring items not actively traded and the principles that fair value should be based upon when pricing an asset or liability.  SFAS 157 is effective for financial statements for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.  Earlier application is encouraged, provided that the reporting entity has not issued financial statements for that fiscal year. The adoption of this standard does not have a material impact on the Company’s consolidated financial statements.

(iii)  In June 2006, the FASB issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes- an interpretation of FASB Statement No. 109”, which clarifies the accounting for uncertainty in income taxes recognized in accordance with FASB Statement No. 109 (“SFAS 109”), “Accounting for Income Taxes.” FIN 48 clarifies the application of SFAS 109 by defining criteria that an individual tax position must meet for any part of benefit of that position to be recognized in the financial statements. Additionally, FIN 48 provides guidance on the measurement of de-recognition,   classification and disclosure of tax positions along with accounting for the related interest and penalties. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006 with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings.  The adoption of this interpretation does not have a material impact on the Company’s consolidated financial statements.

(iv) In February 2007, the FASB issued Statement No. 159 (“SFAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities – an Amendment of FASB Statement 115”, which permits entities to choose to measure many financial instruments and certain items at fair value.  The fair value option established by SFAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates.  A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date.  Adoption is required for fiscal years beginning after November 15, 2007.  Early adoption is permitted as of the beginning of the fiscal year that begins on or before November 15, 2007 provided the entity also elects to apply the provisions of SFAS 157. The adoption of this standard does not have a material impact on the Company’s consolidated financial statements.

(v)  On September 13, 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 (“SAB 108”), which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 is effective for the first fiscal year ending after November 15, 2006. The adoption of this standard does not have a material impact on the Company’s consolidated financial statements.

17.  United States Generally Accepted Accounting Principles Reconciliation (continued)

(d)  Reconciliation

The effect of the differences between Canadian GAAP and US GAAP (including practices proscribed by the SEC) on the consolidated balance sheets and statements of operations and deficit are summarized as follows:

(i)   Capital stock

(i) Capital stock
	September 30, 2007	Year Ended December 31 , 2006

Capital stock, under Canadian GAAP	$24,194,793	$14,802,797
Contributed surplus	2,944,536
Adjustment for stock-based compensation for non-employees (note 17a)	684,664	684,664
Adjustment for acquisition of Fitness Vacations (note 17b)(i))	1,217,705	1,217,705
Adjustment for accounts payable settled by share issuances (notes 17b(ii) and (iii))	695,681	695,681

Capital stock, under US GAAP	$29,737,379	$17,400,847

(ii) Deficit

	September 30, 2007	Years Ended December 31, 2006 2005

Deficit, under Canadian GAAP	$(13,647,697)	(11,231,814)	(12,664,990)
Adjustment for stock-based compensation for non-employees (a)	(684,664)	(684,664)	(684,664)
Adjustment for acquisition of International Fitness Vacations (b)(i))	(1,217,705	(1,217,705)	(1,217,705)
Adjustment for accounts payable settled by share issuances (b(ii) and (iii))	(695,681)	(695,681)	(695,681)

Deficit, under US GAAP	$(16,245,747)	(13,829,864)	(15,263,040)

(iii) Net income and earnings (loss) per share for:r
	Years ended December 31,
	September 30, 2007	2006	2005

Net Income for the year, under Canadian GAAP	$(2,415,883)	$1,644,160	$1,651,804

Net Income for the year, under US GAAP	$(2,415,883)	$1,651,804	$1,651,804

Basic earnings (loss) per share, under US GAAP		$0.22	$0.35	$0.30
Diluted earnings (loss) per share, under US GAAP	$		$0.32	$0.30