Form 20-F/A
period 2007-09-30
FORUM NATIONAL INVESTMENTS LTD
filed 2008-04-15
CIK 1065579

United States
SECURITIES AND EXCHANGE COMMISSION
Washington , D.C. 20549

Amendment No 1
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

**

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

TABLE OF SELECTED CONSOLIDATED FINANCIAL DATA

(Stated in Canadian Dollars)

		Year Ended December 31
	Sep 30, 2007(1)	2006	2005	2004	2003
Current Assets	$ 9,255,321	$ 1,431,310	$ 1,707,562	$ 831,123	$ 852,855
Capital Assets	9,100,127	7,276,372	4,591,964	3,928,818	3,760,853
Total Assets	18,535,700	8,715,182	7,948,618	7,268,071	8,893,775
Current Liabilities, Excluding Deferred Revenue	1,056,037	1,114,683	1,331,598	1,341,520	1,518,890
Deferred Revenue	-	-	2,560,525	4,463,163	9,755,212
Convertible Debentures	40,486	40,486	40,486	40,486	175,516
Long Term Debt	3,988,031	4,029,516	1,324,991	-	-
Share Capital	24,194,793	14,802,797	15,152,797	15,152,797	15,028,187
Contributed surplus	2,944,536	-	-	-	-

Deficit	(13,647,697)	(11,231,814)	(12,664,990)	(14,316,794)	(17,979,578)

Net Revenue from Operations	$ 2,582,487	$ 6,097,780	$ 5,923,516	$ 9,186,444	$ 9,758,380
Net Income (Loss) from Operations	(2,415,883)	1,644,160	1,651,804	3,662,784	3,263,047

			Year Ended December 31
		Sep 30, 2007(1)	2006	2005	2004	2003
Earnings (Loss) per Share from Operations	(2)	(0.22)	0.35	0.30	0.75	2.36
Fully Diluted Earnings (Loss) per Share	(2)		0.32	0.30	0.72	2.36
Weighted Average number of shares for calculating basic and diluted Earning (Loss) per share	(2)	11,140,573	5,098,086	5,444,661	4,899,949	1,384,771

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

There can be no assurance that the continual fluctuations in price will not occur. In particular, subsequent to the financial period ended September 30, 2007, the price per share of the Company's common shares fluctuated (US dollar figures) from a low of $5.00 to a high of $18.00 and a current level of $10.00.

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

The Company's principal office is Suite 180A - 13040 # 2 Road, Richmond, British Columbia, Canada V7E 2G1, the telephone number is (604) 275 - 2170 and fax number is (604) 275-8745.  The Company's agent in Canada is Kornfeld Mackoff Silber, 1100 One Bentall Center, 505 Burrard Street, Box 11, Vancouver, B.C., V7X 1M5. The Company has the following web addresses: www.foruminvestments.com, www.snowbirdvacations.com, www.SpiritOfTwoThousandTen.com, www.spirityachtcharters.com, www.fitnessvacation.ca www.americanlifesettlementsociety.com, www.priceshieldsystems.com, www.thealss.com .

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

With the increasing age of baby boomers we are anticipating growth of leisure and lifestyle opportunities. Given our history of membership based organizations and servicing, the company is actively entering and test marketing travel services combined with health club services. The two combine d are referred to as a "Resort Lifestyle" offering. The desire to travel coupled with the desire to physically enjoy an active lifestyle creates an opportunity to align two membership based businesses.

On December 31, 2006, the Company completed the purchase of International Fitness Vacations (BC) Ltd. ("Fitness Vacations"), by obtaining 100% of the outstanding shares held by an officer and director of the Company for consideration (see VII(b) Related Party Transactions) .  The wholly-owned subsidiary is involved in the marketing of gym and travel club memberships.

In 2005, Forum began to investigate the business opportunities in the secondary Life Insurance market also known as "Life Settlements". The Company is entering into the business of purchasing life insurance policies from consumers actively interested in selling their policies. Forum will invests in the purchasing of Life Insurance policies issued in the Unites States sold by the policy holders with life expectancies of 6 to 12 years. The Company then becomes the irrevocable beneficiary of these policies.

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

In addition the Company acquired a 25% interest in a real estate development project in Needles, California, for a price of US $1 million. The project is controlled and/or operated by a director of the Company (see VII(b) Related Party Transactions) .

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

The Company operates its Family Vacations travel club membership sales from an office it leases in Burlington Ontario, situated at suite 2279 Fairview Street, unit 2, Burlington, Ontari o L 7R 2E3. The Company's lease for this 7,176 sq. ft. space expires on September 1, 2009.

**

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

While these accompanying financial statements have been prepared on the assumption that the Company is a going concern and will be able to realize our assets and discharge our liabilities in the normal course of business, certain events and conditions cast substantial doubt on this assumption. As of September 30, 2007 the Company had a working capital surplus of $8,199,284 and a shareholders' equity of $13,491,632.

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

Revenue Recognition

The Company generates revenues from the sale of memberships, dues and charter sales.  The portion of revenue received from members, which entitles members to use the Company's vacation and travel club privileges at a future date, is recognized as income during the year when the membership is sold and the member pays more than 10% of the purchase price.

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

For the period September 30, 2007 gross cash flow from operations decreased 3.2% to $ 2,565,348 with a net cash outflow from operations of $ 83,554 , compared to gross cash flows of $2,639,347 with a net cash outflow from operations of $82,228 December 31, 2006, and gross cash flow of $2,966,897 with a net cash inflow from operations of $394,102 December 31, 2005.

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

For the period September 30, 2007 , the largest decrease in expenses of $1,207,433 occurred in Commission costs to $731,628, (December 31, 2006 - $1,939,061 and $1,277,223 December 31, 2005) The decrease was the result of a shorter fiscal period and elimination of all deferred commission expenses on or before December 31, 2006.

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

In 2006, the working capital surplus increased to $ 316,627 primarily due to the acceleration in revenue amortization in 2006.

In 2007, the working capital surplus increased to $ 8,199,284 primarily due to the investment in the Company in relation to establishing the Life Settlement division.

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

For the period September 30, 2007 gross cash flow from operations decreased 3.2% to $ 2,565,348 with a net cash outflow from operations of $ 83,554 , compared to gross cash flows of $2,639,347 with a net cash outflow from operations of $82,228 December 31, 2006, and gross cash flow of $2,966,897 with a net cash inflow from operations of $394,102 December 31, 2005.

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

As of February 29, 2007, the Company has 12,175 active family memberships, with 10,747 current and 1,428 in arrears in monthly membership dues or payments. The unit volume of new memberships of its vacation Travel Club memberships for the period September 30, 2007 was 275, December 31, 2006 - 202, and December 31,  2005 - 311 memberships. The mean average price of a membership sold for the period September 30, 2007 was decreased to $2,996 from $3,215 December 31, 2006 and $3,722 December 31, 2005. The Company is unable to predict with accuracy sales totals for the period September 30, 2008 but estimates the volume to be 300 percent more due to the acquisition of Family Vacation Centers. Sales totals for the period September 30, 2007 were $836,455, December 31, 2006 - $649,486 and $990,645 for December 31, 2005.

Operating costs of the company have increased for the period September 30, 2007 - $ 4,998,370 , December 31, 2006 - $4,453,167, December 31, 2005 - $4,227,789). The 12.2 % increase or $ 545,203 is due to the charge of $2,944,536 for options granted during the period offset mainly by a reduction of $1,207,433 in commissions paid, reduction in wages of $459,054 and $259,611 net gain on Exchange Rate adjustments from the soaring Canadian Dollar and reductions in other expenses as result of the shorter financial period.

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

Audit Committee

The Company's Audit Committee is composed of three individuals all present directors.  The Audit Committee members of the Company as at December 31, 2007 are Jeff Teeny, Scott McManus, and Martin Tutschek . Messrs. Teeny and McManus during fiscal year 2007 and currently:

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
Notes:
        (1)    as at February 29, 2008.

(2)   as at   September 30, 2007.

The increase in the overall number of personnel was due to the acquisition of Family Vacation Centers in October of 2007.

E)    SHARE OWNERSHIP OF MANAGEMENT

The following table sets forth the share ownership of management as of February 15, 2008:

Name	Common Shares(1)	Percent of Class	"A" Preferred Shares(4)	Percent of Class	"B" Preferred Shares(5)	Percent of Class
Scott McManus(2)	9,250,000	32.53	1,393,398	10.00	1,393,398	10.00
Jeffery Teeny(3)	6,250,000	21.98	1,393,398	10.00	1,393,398	10.00
Daniel Clozza	5,430,000	19.09%	5,305,500	38.07	5,305,500	38.07
Martin Tutschek	1,524,000	5.36	1,399,500	10.04	1,399,500	10.94

Notes:

(1)   Does not include options owned by directors or officers.  Options are disclosed in table below.

(2)   Shares beneficially owned or held by Mr McManus are registered to Aliya Life Settlement International , LLC.

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

(2)    Options beneficially owned or held by Mr McManus are registered to Aliya Life Settlement International , LLC.

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

The following persons hold, of record or beneficially, directly or indirectly, or are known by the Company to own beneficially, directly or indirectly, more than 5% of the issued shares of the Company as at July 15, 2007:

Identity of Person or Group	Common Shares (1)	Percent of Class	"A" Preferred Shares (4)	Percent of Class	"B" Preferred Shares (5)	Percent of Class
Jeffery Teeny(2)	6,250,000	21.98	1,393,398	10.00	1,393,398	10.00
Scott McManus(3)	9,250,000	32.53	1,393,398	10.00	1,393,398	10.00
Daniel Clozza,	5,430,000	21.77	5,305,500	38.07	5,305,500	38.07
Martin Tutschek	1,524,000	5.35	1,399,500	10.04	1,399,500	10.04
Jackie Dawydiuk	1,500,000	5.27	1,500,000	10.76	1,500,000	10.76

Notes:

(1)    Does not include options owned by directors or officers.  Options are disclosed previously.

(2)    Shares beneficially owned or held by Mr Teeny are registered to Teeny Acquisitions, LLC

(3)    Shares beneficially owned or held by Mr McManus are registered to Aliya Life Settlement International , LLC.

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

For the two most recent full financial years, the high and low market prices for each full financial quarter for the Company's common stock were as follows (US dollar figures):

		2007					2006
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
High	$ 0.83	1.00	5.20	17.30	$ 0.90	1.25	1.80	3.00
Low	$ 0.80	0.50	0.75	4.25	$ 0.24	0.60	1.15	1.75

For the two most recent six months, the high and low market prices for each month for the Company's common stock were as follows (US dollar figures):

	2008	2008	2007	2007	2007	2007
	Feb	Jan	Dec	Nov	Oct	Sep
High	$ 13.60	18.00	17.30	10.50	5.15	5.10
Low	$ 12.00	13.65	11.25	4.90	4.40	4.55

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

As discussed below, we do not believe that we were a "passive foreign investment company" for the taxable year ended December 31, 2007, and we do not expect that we will be a "passive foreign investment company" for the taxable year ending December 31, 2008 . (See more detailed discussion at "Additional Rules that May Apply to U.S. Holders" below). However, there can be no assurance that the IRS will not challenge our determination concerning our "passive foreign investment company" status or that we will not be a "passive foreign investment company" for the current or any future taxable year. Accordingly, although we anticipate that we may be a QFC, there can be no assurances that the IRS will not challenge the determination made by us concerning our QFC status, that we will be a QFC for the current or any future taxable year, or that we will be able to certify that we are a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

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

We do not believe that we have previously been, or currently are , a CFC. However, there can be no assurance that we will not be a CFC for the current or any future taxable year.

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

We do not believe that we were a PFIC for the taxable year ended December 31, 200 7 , and we do not expect that we will be a PFIC for the taxable year ending December 31, 200 8 . There can be no assurance, however, that the IRS will not challenge our determination concerning its PFIC status or that we will not be a PFIC for the current or any future taxable year.

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

Exhibit	Description
1.1	Registered Incorporation Memorandum(1)
1.2	Articles of Continuance into Ontario(2)
1.3	Articles of Amendment, Change of Name(2)
1.4	Articles of Amendment, Authorization of Preferred Shares including Designation of Series "A" and Series "B" Preferred Share(3)
4.1	2094711 Ontario Limited., Commission Agreement January 1, 2006(3)
4.2	Loan Agreement, dated September 21, 2005(4)
4.2.(i)	First Amendment to Loan Agreement, dated October 11, 2005(4)
4.2.(ii)	Second Amendment to Loan Agreement, dated November 6, 2006 (4)
4.2.(iii)	Third Amendment to Loan Agreement, dated May 2, 2007 (4)
4.3	Purchase Agreement. International Fitness Vacations (BC) Ltd., December 31, 2006(4)
4.4	Letter of Intent. Gala Travels, February 19, 2007(4)
4.5	Servicing Agreement. Vision 200 travel, dated Octo b er 15, 2007
4.5	Purchase Agreement. Family Vacation Centers and 1508812 Ontario Inc., October 18, 2007(4)
4.6	Addendum to Purchase Agreement. Family Vacation Centers and 1508812 Ontario Inc., November 2, 2007(4)
8.1	List of Subsidiaries
11.1	Code of Ethics, January 1, 2003(3)
12.1	Section 302 Certification of Chief Executive Officer
12.2	Section 302 Certification of Chief Financial Officer
13.1	Section 906 Certification of Chief Executive Officer
13.2	Section 906 Certification of Chief Financial Officer
Notes: (1)    Incorporated by reference to Form 20-F filed with the SEC on November 3, 1998. (2)    Incorporated by reference to Form 20-F filed with the SEC on August 15, 2003. (3)    Incorporated by reference to Form 20-F filed with the SEC on August 29, 2007. (4)    Incorporated by reference to Form 20-F filed with the SEC on December 29, 2006. (5)    To be filed on request.  (6)   Incorporated by reference to Form 20-F filed with the SEC on July 8, 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 15 , 2008	FORUM NATIONAL INVESTMENTS LTD.

/s/ Daniel Clozza
Daniel Clozza, President and Chief Executive Officer

/s/ Martin Tutschek
Martin Tutschek, Chief Financial Officer

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

“Dan Clozza” (signed)

Dan Clozza
President

March 12, 2008

SmytheRatcliffe
             Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF FORUM NATIONAL INVESTMENTS LTD.

We have audited the consolidated balance sheets of Forum National Investments Ltd. as at September 30, 2007 and December 31, 2006 and the consolidated statements of operations and deficit and cash flows for the nine-month period ended September 30, 2007 , and the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2007 and December 31, 2006 and the results of its operations and its cash flows for the nine-month period ended September 30, 2007, and the years ended December 31, 2006 and 2005 in accordance with Canadian generally accepted accounting principles.

“Smythe Ratcliffe LLP” (signed)

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

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
March 12, 2008

7th Floor , Marine Building 355 Burrard Street, Vancouver, BC Canada V6C 2G8	Fax: 604-688.4675 Phone: 604.687.1231 Web: SmytheRatcliffe.com	A member of PKF International

FORUM NATIONAL INVESTMENTS LTD.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

	September 30. 2007	December 31 2006
Assets

Current
Cash and cash equivalents	$8,624,205	$641,253
Short-term deposits	14,210	14,210
Accounts and notes receivable	360,634	440,358
Other receivables	256,272	323,281
Prepaid expenses	-	12,208
Total Current Assets	9,255,321	1,431,310

Deferred Organization Costs	149,976	-
Property and Equipment (note 6)	9,100,127	7,276,372
Intangibles, net (note 7)	30,276	7,500
		-
Total Assets	$18,535,700	$8,715,182

Liabilities and Shareholders' Equity
Current
Accounts payable and accrued liabilities	$491,250	$669,014
Advances against future revenue streams (note 8)	8,182	25,321
Current portion of long-term debt (note 10)	227,567	49,263
Convertible debentures (note 9)	40,486	40,486
Loans from related parties (note 14)	288,552	330,599
Total Current Liabilities	1,056,037	1,114,683

Long-Term Debt (note 10)	3,988,031	4,029,516
Total Liabilities	5,044,068	5,144,199

Shareholder's Equity
Capital Stock (note 11)	24,194,793	14,802,797
Contributed Surplus (note11(e))	2,944,536	-
Deficit	(13,647,697)	(11,231,814)
Total Shareholders' Equity	13,491,632	3,570,983
Total Liabilities and Shareholders' Equity	$18,535,700	$8,715,182
Going-concern (note 2)
Commitments (note 13)
Subsequent events (note 16)
Approved on behalf of the Board:
" Dan Clozza "	Director	" Martin Tutschek "	Director
Dan Clozza		Martin Tutschek
See accompanying notes to consolidated financial statements

FORUM NATIONAL INVESTMENTS LTD.
 Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

	Nine-Month Period Ended September 30,	Years Ended December 31
	2007	2006	2005
Revenues
Membership sales and travel	$1,280,649	$3,918,410	$4,157,556
Membership dues	1,050,116	1,648,637	1,690,200
Interest	149,275	53,251	75,760
Miscellaneous	102,447	477,482	-
	2,582,487	6,097,780	5,923,516

Expenses
Commission cost s	731,628	1,939,061	1,277,223
Wages	492,490	1,081,049	1,179,624
Legal and accounting	220,814	163,756	274,231
Office and related	191,356	238,216	175,666
Condominium rentals	162,210	185,969	261,768
Rent	130,196	186,550	200,792
Automotive	98,370	157,075	117,048
Amortization	68,106	7 ,830	7,319
Travel	59,436	142,105	88,384
Bank charges and interest	46,330	85,223	101,538
Bad debts/(recovery)	23,697	(14,007)	238,509
Consulting fees	15,608	53,423	33,800
Parts and maintenance	15,422	13,106	42,984
Insurance	14,649	25,935	34,819
Other	12,092	5,906	16,717
Equipment leases	9,187	16,700	33,651
Advertising and promotion	8,957	13,826	9,573
Investor relations	6,865	16,771	1,299
Postage, copying and printing	6,032	41,526	48,269
Direct s elling	-	93,147	84,575
Foreign exchange gain	(259,611)	-	-
Stock -based compensation (note 11)	2,944,536	-	-
	4,998,370	4,453,167	4,227,789

(Loss) / Income Income Before Income Taxes	(2,415,883)	1,644,613	1,695,727
Income Taxes Recovery (Expenses) (note 12)	-	(453)	(43,923)

Net (Loss) / Income for Period	(2,415,883)	1,644,160	1,651,804
Deficit, Beginning of Year	(11,231,814)	(12,664,990)	(14,316, 7 94)
Adjustment on acquisition of Subsidiary (note 4)	-	(210,984)	-
Deficit, End of Period	$(13,647,697)	$(11,231,814)	$(12,664,990)

Basic (loss) earnings per share	$(0.22)	$0.35	$0.30
Diluted (loss) earnings per share	(0.22)	$0.32	$0.30

Weighted average number of common shares outstanding - Basic	11,140,573	5,098,086	5,444,661

See accompanying notes to consolidated financial statements

FORUM NATIONAL INVESTMENTS LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Nine-Month Period Ended September 30,	Years Ended December 31,
	2007	2006	2005

Operating Activities
Net (loss)/income	$(2,415,883)	$1,644,160	$1,651,804
Items not involving cash:
Deferred revenue	-	(2,560,525)	(3,367,166)
Deferred commission costs	-	1,939,061	1,239,223
Amortization	68,106	7,830	7,319
Accretion of discount on advances against future revenue streams	-	-	46,508
Revenue recognized on advances against future revenue streams	(17,139)	(67,680)	(209,177)
Stock-based compensation	2,944,536	-	-
Unrealized foreign exchange gain	(644,351)	-	-
	(64,731)	962,846	(631,489)

Changes in non-cash operating working capital:
Accounts, notes and other receivables	146,733	(110,366)	216,389
Prepaid expenses	12,208	11,600	4,478
Inventory - condos	-	3,433	12,194
Long-term receivables	-	-	285,478
Deferred costs	-	(416,324)	388,397
Accounts payable and accrued liabilities	(177,764)	(452,395)	223,130
Deferred revenue	-	-	45,307
Deferred gain	-	(81,022)	(149,782)
	(18,823)	(1,045,074)	1,025,591

Cash (Used in) Generated From Operating Activities	(83,554)	(82,228)	394,102

Investing Activities
Short-term investment	-	(10,710)	-
Purchase of property and equipment	(1,882,212)	(2,689,738)	(667,965)
Purchase of intangible property	(32,425)	-	-
Organization costs	(149,976)	-	-
Cash Used in Investing Activities	(2,064,613)	(2,700,448)	(667,965)

Financing Activities
Net proceeds received on share issuance	9,391,996	-	-
Proceeds from advances against future revenue streams (note 8)	-	-	42,422
Amounts due to (from) related parties	-	199,684	(350,779)
Loans from related parties	(42,047)	91,223	(15,618)
Current portion of long-term debt	178,304	49,263	-
Long-term debt	602,866	2,704,525	1,324,991
Reduction in capital stock on disposal of asset	-	(350,000)	-
Adjustment to accumulated deficit	-	(210,984)	-
Cash Provided by Financing Activities	10,131,119	2,483,711	1,001,016

Increase (Decrease) in Cash	7,982,952	(298,965)	727,153
Cash and Cash Equivalents, Beginning of Year	641,253	940,218	213,065

Cash and Cash Equivalents, End of Year	$8,624,205	$641,253	$940,218

Supplemental cash flow information (note 15)

See accompanying notes to consolidated financial statements

FORUM NATIONAL INVESTMENTS LTD .

Notes to Consolidated Financial Statements
Period ended September 30, 2007 and the years ended December 31, 2006 and 2005
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

During the period, the Company changed its year-end to September 30, 2007.

The Company earns dues from members of its travel club, who are entitled to the full-travel services of the Company. The Company also operates a full-service gym to increase memberships and marketing opportunities.

2.       Going-Concern

For the nine-month period ended September 30, 2007, the Company had a net loss of $2,415,883 compared to net income of $1,644,160 and $1,651,804 for the years ended December 31, 2006 and 2005, respectively.  For the period ended September 30, 2007, the Company used cash from operating activities of $ 83,554 (2006 - $82,228 ) and generated cash of $394,102 for the year ended December 31, 2005 and at September 30, 2007 had a working capital surplus of $ 8,199,284 (December 31, 2006 – $ 316,627 ) and shareholders’ equity of $13,491,632 (December 31, 2006 – $3,570,983).

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

3.       Significant Accounting Policies

(a)   Basis of presentation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the accounts of the Company and the following wholly owned subsidiaries:

Subsidiaries	Incorporating J urisdiction	Date of A cquisition or I ncorporation

inTRAVELnet Inc.	Alberta, Canada	November 9, 1999
Intravelnet Ltd.	Ontario, Canada	July 25, 2003
ATM Travel Group Ltd. ("ATM")	British Columbia, Canada	April 3, 2000
International Fitness Vacations (BC) Ltd. (note 4)	British Columbia, Canada	December 31, 2006
Price Shield Systems Inc. (note 4)	Washington State, USA	February 27, 2007

All significant intercompany balances and transactions have been eliminated.

FORUM NATIONAL INVESTMENTS LTD.

 Notes to Consolidated Financial Statements
Period ended September 30, 2007 and the years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

3.       Significant Accounting Policies (continued)

(a)   Basis of presentation (continued)

As described in note 17, Canadian GAAP differs in certain material aspects from accounting principles generally accepted in the United States (“US GAAP”).

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

FORUM NATIONAL INVESTMENTS LTD.

 Notes to Consolidated Financial Statements
Period ended September 30, 2007 and the years ended December 31, 2006 and 2005
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

Tangible assets acquired in a business combination are identified and recognized apart from goodwill.  Goodwill and intangible assets having indefinite lives are not amortized, but are tested for impairment at least annually.  Intangible assets with definite lives are amortized over their estimated useful lives.  When the carrying amount of goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in the statement of operations.  Goodwill is tested for impairment on a reporting unit basis.  The Company has identified one reporting unit.

(g)          (g)     Foreign currency translation

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

FORUM NATIONAL INVESTMENTS LTD.

 Notes to Consolidated Financial Statements
Period ended September 30, 2007 and the years ended December 31, 2006 and 2005
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

FORUM NATIONAL INVESTMENTS LTD.

 Notes to Consolidated Financial Statements
Period ended September 30, 2007 and the years ended December 31, 2006 and 2005
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

FORUM NATIONAL INVESTMENTS LTD.

 Notes to Consolidated Financial Statements
Period ended September 30, 2007 and the years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

5.       Financial Instruments (continued)

The adoption of these new standards had no effect in the Company’s consolidated financial statements.

     (a)  Fair value

Prior to the adoption of CICA Handbook section 3855 (Financial Instruments), the Company was required to disclose information about the fair value of its financial instruments.  In prior periods, the carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, short-term investments, accounts and notes receivable, and accounts payable and accrued liabilities approximate d fair values due to their short-term maturities.  The fair value of the convertible debentures was not readily determinable as these instruments were issued to related parties and comparable market rates were not available.

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

FORUM NATIONAL INVESTMENTS LTD.

 Notes to Consolidated Financial Statements
Period ended September 30, 2007 and the years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

6.       Property and Equipment

September 30, 2007	Cost	Accumulated A mortization	Net Book Value

Motor vessel	$8,796,989	$-	$8,796,989
Equipment	211,373	35,595	175,778
Computers	7,737	4,692	3,045
Leasehold improvements	147,792	23,477	124,315

	$9,163,891	$63,764	$9,100,127

December 31, 2006	Cost	Accumulated Amortization	Net Book Value

Motor vessel	$6,915,556	$-	$6,915,556
Service boats	49,979	49,979	-
Equipment	210,592	2,097	208,495
Computers	7,737	1,671	6,066
Leasehold improvements	147,794	1,539	146,255

	$7,331,658	$55,286	$7,276,372

At September 30, 2007, the Company’s motor vessel is under construction and its cost is therefore not being amortized.

7.      Intangibles

	September 30, 2007	December 31, 2006

Purchased intangibles	$32,425	$25,000
Accumulated amortization	(2,149)	(17,500)
	$30,276	$7,500

FORUM NATIONAL INVESTMENTS LTD.

 Notes to Consolidated Financial Statements
Period ended September 30, 2007 and the years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

8.        Advances against Future Revenue Streams

During the year ended December 31, 2006, the Company sold future streams of revenue as described in note 3(h).  The activity is summarized as follows:

	September 30, 2007	December 31, 2006

Balance, beginning of period	$25,321	$93,001
Proceeds from sale of future revenue streams, net of discount, reserve and buybacks	-	17,940
Accretion of discount to interest expense during the period	-	23,747
Recognition of membership revenues during the period	(17,139)	(109,367)

Balance, end of period	$8,182	25,321

9.        Convertible Debentures

The conversion feature of the debentures (unsecured, matured and 0% interest) held by a related party allow for the debenture holder to convert at a rate of US $6.00 to US $12.50 per common share of the Company.  The Company would have to issue 4,622 common shares, if 100% of the debentures were converted. During 2007, $nil (December 31, 2006 - $nil and December 31, 2005 - $nil) convertible debentures were converted to common shares.

10.      Long-Term Debt

The Company has secured a long-term loan to complete the refit project of the vessel

	September 30, 2007	December 31, 2006

	$-	$-
Construction loan in US Funds to complete vessel refit project, convertible into a permanent loan at completion, amortizing over 10 years bearing interest at the per annum LIBOR plus 3.25% monthly published rate	4,215,598	4,078,779

Less: Current portion	227,567	49,263

Long-term portion	$3,988,031	$4,029,516

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

FORUM NATIONAL INVESTMENTS LTD.

 Notes to Consolidated Financial Statements
Period ended September 30, 2007 and the years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

11.      Capital Stock (continued)

(b)  The issued capital stock of the Company is as follows:

13,933,983 Series “A” preferred shares for no consideration

13,933,983 Series “B” preferred shares for no consideration

	Number of Common shares	Amount

Balance December 31, 2005	5,444,661	$ 15,152,797
Returned to treasury	(800,000)	(350,000)

Balance, December 31, 2006	4,644,661	$ 14,802,797
Forward share-split 3 for 1 (i)	9,289,322	-
Private Placement (ii)	11,000,000	5,773,918
Private Placement (iii)	3,500,000	3,650,396
Share issue costs	-	(32,318)

Balance, September 30, 2007	28,433,983	$ 24,194,793

(i)   On April 16, 2007, the Company's common shares were forward split on a three new for one old basis.

(ii)  On June 29, 2007, the Company completed a private placement and issued 11,000,000 common shares of the Company at US $0.50 per share for gross proceeds of $5,773,918 (US $5,500,000) .

(iii)  On July 4, 2007, the Company completed a private placement and issued 3,500,000 common shares at US $1.00 per share for gross proceeds of $3,650,396 (US $3,500,000) .

     (c)  Options

The Company executed a stock option plan reserving 2,850,000 shares in the common stock of the Company (year ended December 31, 2006 - $nil and year ended December 31, 2005 - $nil).

     (d)  Stock-based compensation

Stock-based compensation costs of $2,944,536 (year ended December 31, 2006 - $nil and year ended December 31, 2005 - $nil) were charged to income during the period for options granted to directors ($1,937,058) , employees ($nil) and consultants ($1,007,478) of the Company.

FORUM NATIONAL INVESTMENTS LTD.

 Notes to Consolidated Financial Statements
Period ended September 30, 2007 and the years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

11.       Capital Stock (continued)

      (d)  Stock-based compensation (continued)

The table below summarizes the outstanding stock options as at September, 30 2007 and December 31, 2006:

	Number of Options	Exercise Price (US$)

Balance, December 31, 2006 and 2005	-	$ -
Granted	2,835,000	1.00
Balance, September 30, 2007	2,835,000	$ 1.00

The table below summarizes the attributes of the outstanding stock options as at September 30, 2007:

Options Outstanding			Options Exercisable
Exercise Price (US$)	Number of Options	Remaining Contractual Life	Number of Options	Exercise Price (US$)
$1.00	2,835,000	4.75 years	2,835,000	$ 1.00

The fair value of stock options used to calculate stock-based compensation is estimated using the Black-Scholes option pricing model with the following weighted average assumptions

September 30, 2007

Dividend rate	-
Expected volatility	209%
Interest rate	4.88%
Expected Life	5 years

      (e)  Contributed surplus

Balance, December 31, 2006 and 2005	$-
Stock based compensation	$2,944,536
Balance, September 30, 2007	$2,944,536

FORUM NATIONAL INVESTMENTS LTD.

 Notes to Consolidated Financial Statements
Period ended September 30, 2007 and the years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

12.     Income Taxes

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	Nine Month Period Ended September 30,	Years Ended December 31,
	2007	2006	2005

Statutory income tax rate	33.9%	33.8%	33.8%

Statutory rate applied to income (loss) from operations before income taxes	$(818,984)	$537,114	$558,815
Permanent differences	1,007,468	20,058	11,366
Large corporations tax and other	-	-	43,923
Non-capital losses not previously recognized	-	-	23,383
Use of losses not previously recognized	(76,321)	(556,719)	(448,025)
Tax effect of depreciation and amortization in excess of capital cost allowance	(112,163)	-	(144,539)

Income tax expense (recovery)	$-	$453	$43,923

The significant components of the Company’s future income tax assets are as follows:

	September 30, 2007	December 31, 2006

Further income tax assets:
Non-capital loss carry forwards	$1,224,008	$1,640,145
Capital loss carry forwards	378,127	419,431
Excess of tax basis over carrying value of assets	178,155	296,537

Valuation allowance	(1,780,290)	(2,356,133)

Future income taxes, net	$-	$-

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

The Company has non-capital income tax loss carry forwards of approximately $3,979,000 available to reduce future years’ taxable income expiring between 2008 and 2027 .

The Company has a capital loss carry-forward of approximately $1,243,000 , which can be carried forward indefinitely.

FORUM NATIONAL INVESTMENTS LTD.

 Notes to Consolidated Financial Statements
Period ended September 30, 2007 and the years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

13.       Commitments

(a)   The Company has commitments in respect of operating leases with total aggregate payments due of approximately $190,867 (December 31, 2006 – $148,712).  Payments due in each of the next three years are as follows:

2008	$95,018
2009	60,170
2010	35,679

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

$105,832

14.     Related Party Transactions

In addition to related party transactions disclosed elsewhere in these financial statements, the following transactions have occurred:

(a)  During the nine-month period ended September 30, 2007, the Company paid $nil (year ended December 31, 2006 – $nil and year ended December 31, 2005 – $21,736) as settlement and $nil (year ended December 31, 2006 - $nil and year ended December 31, 2005 – $14,430) in consulting fees to directors or companies controlled by directors of the Company.  The Company also reimbursed $113,297 (year ended December 31, 2006 – $159,715 and year ended December 31, 2005 – $220,625) to directors for expenditures made on behalf of the Company.

(b)   At September 30, 2007, directors and officers advanced $288,552 (December 31, 2006 – $257,706) to the Company in the form of loans and short-term financing. The amounts advanced from directors and officers are unsecured, non-interest bearing and repayable on demand.

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

FORUM NATIONAL INVESTMENTS LTD.

 Notes to Consolidated Financial Statements
Period ended September 30, 2007 and the years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

15.  Supplemental Cash Flow Information

Cash flow information:

	Nine Month Period Ended September 30,	Years Ended December 31,
	2007	2006	2005

Interest paid	$9,496	$30,950	$89,656

Taxes paid	$6,468	$453	$43,923

Excess of purchase price - gym acquisition	$-	$210,984	$-

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

17.  United States Generally Accepted Accounting Principles Reconciliation

These financial statements have been prepared in accordance with Canadian GAAP, which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with US GAAP as summarized below:

(a)  Stock-based compensation

(i)   Under US GAAP, the issue of stock options and warrants to non-employees is accounted for under Financial Accounting Standards Board (“FASB”) Statement No. 123R (“SFAS 123R”), “ Share-based Payment ”, and related interpretations.  As such, compensation expense under fixed plans is recorded on the grant date only if the market price of the Company’s stock at that date exceeds the exercise price.  Variable accounting is required to be applied if the exercise price of outstanding fixed stock options is reduced.  Under variable accounting, the compensation expensed is re-measured based on the option’s intrinsic value at each reporting date until the date the award is

FORUM NATIONAL INVESTMENTS LTD.

 Notes to Consolidated Financial Statements
Period ended September 30, 2007 and the years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

17.  United States Generally Accepted Accounting Principles Reconciliation (continued)

(a)  Stock-based compensation (continued)

(i)  (continued)

exercised, forfeited or expires unexercised with changes in the intrinsic value recorded in the measurement of net income.  For Canadian GAAP purposes, the Company accounted for the issuance of stock options, whether made under a fixed or variable plan, to employees and directors by the settlement method in 2000 and 2001, which resulted in no compensation expense for the Company’s stock-based employee compensation awards in 2000 and 2001.   Consideration paid by employees or directors on the exercise of stock options is recorded as capital stock.

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

Accounting for the non-employee options on this basis would result in recording additional compensation expense and capital stock of $684,664 from the year of adoption of FAS No. 123 to September 30, 2007.

FORUM NATIONAL INVESTMENTS LTD.

 Notes to Consolidated Financial Statements
Period ended September 30, 2007 and the years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

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

     (c)  Recent accounting pronouncements

(i)     SFAS 157, “Fair Value Measurements”. The provisions of this standard are to provide guidance for using fair value to measure assets and liabilities.  The standard clarifies methods for measuring items not actively traded and the principles that fair value should be based upon when pricing an asset or liability.  SFAS 157 is effective for financial statements for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.  Earlier application is encouraged, provided that the reporting entity has not issued financial statements for that fiscal year. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

FORUM NATIONAL INVESTMENTS LTD.

 Notes to Consolidated Financial Statements
Period ended September 30, 2007 and the years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

 17.  United States Generally Accepted Accounting Principles Reconciliation (continued)

     (c)  Recent accounting pronouncements (continued)

(ii)     In June 2006, the FASB issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109”, which clarifies the accounting for uncertainty in income taxes recognized in accordance with FASB Statement No. 109 (“SFAS 109”), “Accounting for Income Taxes.” FIN 48 clarifies the application of SFAS 109 by defining criteria that an individual tax position must meet for any part of benefit of that position to be recognized in the financial statements. Additionally, FIN 48 provides guidance on the measurement of de-recognition,   classification and disclosure of tax positions along with accounting for the related interest and penalties. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006 with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings.  The adoption of this interpretation did not have a material impact on the Company’s consolidated financial statements.

(iii)    In February 2007, the FASB issued Statement No. 159 (“SFAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities – an Amendment of FASB Statement 115”, which permits entities to choose to measure many financial instruments and certain items at fair value.  The fair value option established by SFAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates.  A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date.  Adoption is required for fiscal years beginning after November 15, 2007.  Early adoption is permitted as of the beginning of the fiscal year that begins on or before November 15, 2007 provided the entity also elects to apply the provisions of SFAS 157. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

(iv)  In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (SFAS 141(R)), which replaces SFAS 141.  SFAF 141(R) requires assets and liabilities acquired in a business combination, contingent consideration and certain acquired contingencies to be measured at their fair values as of the date of acquisition.  SFAS 141(R) also requires that acquisition-related costs and restructuring costs be recognized separately from the business combination.  SFAS 141(R) is effective for fiscal years beginning after December 15, 2008 and will be effective for business combinations entered into after January 1, 2009.

(v)   On September 13, 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 (“SAB 108”), which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 is effective for the first fiscal year ending after November 15, 2006. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

FORUM NATIONAL INVESTMENTS LTD.

 Notes to Consolidated Financial Statements
Period ended September 30, 2007 and the years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

17.  United States Generally Accepted Accounting Principles Reconciliation (continued)

(c)  Recent accounting pronouncements (continued)

(vi)  In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements”, an Amendment of ARB No. 51 (SFAS 160).  SFAS 160 clarifies the accounting for non-controlling interests and establishes accounting and reporting standards for the non-controlling interests in a subsidiary, including classification as a component of equity.  SFAS 160 is effective for fiscal years beginning after December 15, 2008.  The Company does not currently have any minority interests.

(d)  Reconciliation

The effect of the differences between Canadian GAAP and US GAAP (including practices proscribed by the SEC) on the consolidated balance sheets and statements of operations and deficit are summarized as follows:

          (i)   Capital stock

	September 30, 2007	December 31 , 2006

Capital stock, under Canadian GAAP	$24,194,793	$14,802,797
Contributed surplus	2,944,536	-
Adjustment for stock-based compensation for non-employees (note 17(a))	684,664	684,664
Adjustment for acquisition of Fitness Vacations (note 17(b)(i))	1,217,705	1,217,705
Adjustment for accounts payable settled by share issuances (notes 17(b)(ii) and (iii))	695,681	695,681

Capital stock, under US GAAP	$29,737,379	$17,400,847

         (ii)   Deficit

	Nine-Month Period Ended September 30,	Years Ended December 31,
	2007	2006	2005

Deficit, under Canadian GAAP	$(13,647,697)	(11,231,814)	(12,664,990)
Adjustment for stock-based compensation for non-employees (note 17 (a) (ii))	(684,664)	(684,664)	(684,664)
Adjustment for acquisition of International Fitness Vacations ((note 17 (b)(i))	(1,217,705	(1,217,705)	(1,217,705)
Adjustment for accounts payable settled by share issuances (notes 17 (b)(ii) and (iii))	(695,681)	(695,681)	(695,681)

Deficit, under US GAAP	$(16,245,747)	(13,829,864)	(15,263,040)

FORUM NATIONAL INVESTMENTS LTD.

 Notes to Consolidated Financial Statements
Period ended September 30, 2007 and the years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

17.  United States Generally Accepted Accounting Principles Reconciliation (continued)

     (d)  Reconciliation (continued)

             (iii)  Net income (loss) and earnings (loss) per share for:

	Nine-Month Period Ended September 30,	Years Ended December 31,
	2007	2006	2005

Net Income (loss) for the period, under Canadian GAAP	$(2,415,883)	$1,644,160	$1,651,804

Net Income for the period , under US GAAP	$(2,415,883)	$1,644,160	$1,651,804

Basic earnings (loss) per share, under US GAAP	$	(0.22)	$0.35	$0.30
Diluted earnings per share, under US GAAP		$(0.22)	$0.32	$0.30