Form 20-F/A
period 2007-09-30
FORUM NATIONAL INVESTMENTS LTD
filed 2009-04-15
CIK 1065579

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2

FORM 20-F /A

(Mark One)

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________________

For the transition period from January 01, 2007 to September 30, 2007

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the
Securities Act. Yes [   ]    No [X]

If this report is an annual or transitional report, indicate by check mark if the registrant is not required to
file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes [   ]    No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or
15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements f
or the past 90 days.  Yes [X]    No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-a ccelerated filer. See definition of “accelerated filer and large accelerated filer” on Rule 12b-2 of the Exchange
Act. (Check One):

Large accelerated filer [   ]                            Accelerated filer [   ]                            Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 [X]    Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2 of the Exchange Act).   Yes [   ]    No [X]

EXPLANATORY NOTE

Amendment No. 2

           Forum National Investments Ltd. (“we or the “Company”) is filing this Amendment No. 2 on Form 20-F/A (“Amendment No. 2”) to its annual report on Form 20-F for the transition year ended September 30, 2007 originally filed with the Securities and Exchange Commission on April 1, 2008 (the “original filing”)and the amended filing on April 15, 2008 (Amendment No. 2) to reflect the following amendments to the original filing, as amended:

1)	The cover page has been amended to indicate this Form 20-F is a Transition Report a the Company changed its fiscal year end from December 31st to September 30th of each year.
2)	Part I Item III – Selected Financial Data has been amended to reflect the adjustments made to the financial statements and to add a weighted average number of share calculation.
3)	Part I Item IV – Information About the Company has been amended to include an introductory paragraph of the Company’s three lines of business and more information about these lines of business.
4)

Part I Item V Operating Results has been amended to expand the disclosure on revenue recognition, amend the Selected Financial Data to reflect the adjustments made to the financial statements and to explain in more detail changes to our operating results.

5)	Part I Item V Liquidity has been amended to expand disclosure regarding private placements.
6)	Part I Item V Tabular Disclosure has been amended to expand the notes for clarity.
7)	Part I Item X Other Information has been amended to expand the information provided on subsequent events.
8)

Part I Item XV Controls and Procedures has been amended to revise our conclusion regarding the effectiveness of our internal controls over financial reporting and our disclosure controls and procedures as of the end of the period covered by this report.

9)	Part I Item VIII The Company’s consolidated audited financial statements have been amended as follows:
	a)	Revision of the Report of the Independent Auditor to reference the restatement note in the Company’s consolidated audited financial statements.
	b)	Restate its balance sheets, statements of operations and deficit and statement of cash flows as a result of the incorrect accounting income recognition policies on sales of vacation club memberships.
	c)	Notes to consolidated audited financial statements.
10)	New certifications of our principal executive and financial officer are included as exhibits to this amendment.

           We undertook the restatement of our financial statements as a result of receipt of a comment letter from the Securities and Exchange Commission dated August 22, 2008.

Amendment No. 1

           The note directly following discuss the difference between the Company’s Annual Report and Form 20-F for the nine months ended September 30, 2007, which was originally filed on April 01, 2008 (the “Original Filing”) and Amendment 1 filed on April 15, 2008. Amendment No. 1 revises certain balances in Part I, Items V, VIII, Part II and the Consolidated Financial Statements and Notes.

           Amendment No. 1 revised certain balances in Part I, Items V, VIII, Part II and the Consolidated Financial Statements and Notes. A few journal entries were reallocated at our auditors request which resulted in what we believe to be minor changes to our financial statements. In addition, final changes made to the financial statements were not recorded on the original filing. The changes were as follows:

1)	Part I Item III – Selected Financial Data was amended to reflect the adjustments made to the financial statements.
2)	Part I Item V Operating Results was amended to reflect the adjustments made to the financial statements.
3)	Part I Item V Liquidity was amended to reflect the adjustments made to the financial statements.
4)	Part I Item VIII The Company’s consolidated audited financial statements were amended as follows:
a)

Restate its its balance sheets, statements of operations and deficit and statement of cash flows as a result of the incorrect accounting income recognition policies on sales of vacation club memberships.

	b)	Notes to consolidated audited financial statements.
5)	New certifications of our principal executive and financial officer.

General

           For the convenience of the reader, Amendment No, 2 sets forth the original Form 20-F as amended in its entirety. However, this Amendment No. 2 only amends the items specifically described above. No other information in the original Form 20-F is amended. In addition, pursuant to the rules of the SEC, the original Form 20-F has been amended to contain currently dated certifications from our Chief Executive Officer and Chief Financial Officer, as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

           This Amendment does not reflect events that have occurred after April 1, 2008, the date the Annual Report on Form 20-F was originally filed. Information with respect to those events is set forth, as appropriate, in our subsequent Current Reports on Form 6-K.

FORUM NATIONAL INVESTMENTS LTD.

GENERAL

In this Annual Report on Form 20-F, all references to “Forum”, or the “Company” refer to Forum National Investments, Ltd. and its subsidiaries and affiliated companies. References to this “Form 20-F” and this “Annual Report” mean references to this Annual Report on Form 20-F for the period ended September 30, 2007.

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

  our ability to successfully enter the Life Settlement marketplace and source adequate amounts of Life Settlement policies .

  application of critical accounting policies and the effect of accounting pronouncements on our results of operations;

  our focus on key long-term objectives, including diversifying our type of membership offerings, maintaining and expanding current membership levels, and improving its levels and areas of service ;

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

TABLE OF SELECTED CONSOLIDATED FINANCIAL DATA

(Stated in Canadian Dollars)

	Year Ended December 31

	Sep 30, 2007*	2006	2005	2004	2003
Current Assets	$9,264,232	$1,465,160	$1,707,562	$831,123	$52,855
Capital Assets	9,100,127	7,276,372	4,591,964	3,928,818	3,760,853
Total Assets	20,035,886	10,101,818	7,948,618	7,268,071	8,893,775
Current Liabilities,	1,056,037	1,114,683	1,331,598	1,341,520	1,518,890
Excluding Deferred
Revenue
Deferred Revenue	2,065,575	2,155,441	2,560,525	4,463,163	9,755,212
Convertible Debentures	40,486	40,486	40,486	40,486	175,516
Long Term Debt	3,988,031	4,029,516	1,324,991	-	-
Share Capital	24,194,793	14,802,797	15,152,797	15,152,797	15,028,187
Contributed surplus	2,944,536	-	-	-	-
Deficit	(14,213,086)	(12,000,619)	(12,664,990)	(14,316,794)	(17,979,578)
Net Revenue from	$2,572,638	$4,077,698	$5,923,516	$9,186,444	$9,758,380

	Year Ended December 31

	Sep 30, 2007*	2006	2005	2004	2003
Operations
Net Income (Loss) from	(2,212,467)	875,355	1,651,804	3,662,784	3,263,047
Operations

	Year Ended December 31
	Sep 30, 2007		2006	2005	2004	2003
Earnings (Loss) per	(2)	(0.20)	0.17	0.30	0.75	2.36
Share from Operations
Fully Diluted Earnings	(2)	-	0.17	0.30	0.72	2.36
per Share
Weighted Average	(2)	11,140,573	5,098,086	5,444,661	4,899,949	1,384,771
number of shares for
calculating basic and
diluted Earnings (Loss)
per share

Notes:

(*)      The Company has changed its year end to September 30th effective for the year ended September 30, 2007. Fiscal period for September 30, 2007 includes 9 months for comparison and does not include the October 2007, purchase of Family Vacation Centers and associated increase in revenues.
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

D)      RISK FACTORS

Investment in the Company involves a high degree of risk. Prospective investors, prior to making an investment in the Company, should carefully consider, among others, the following risk factors:

The Company’s businesses are heavily regulated and changes in regulations, changes in interpretation of existing regulations or failure to obtain required regulatory approvals or licenses could adversely affect the Company’s ability to operate or compete effectively.

On October 1, 2003 the United States federal governments “no call registry” went into effect. The new law allows consumers who do not wish to be “solicited” and receive telemarketing calls to register on the federal government’s nationwide list. The “no call list” is receiving millions of registrants. A similar law is under review for Canada. At this time it is anticipated this law will take effect in the fall of 2007. This law in Canada will affect the company’s operations and result in a higher marketing cost, which could affect the profitability of the Company’s Snowbird Vacations Travel Club membership sales.

In the 1990’s with the growth of the Life Settlement industry the federal government and various states introduced legislation. The state legislative actions were designed to introduce consumer protection type regulations for policy holders and purchasers while the federal government with the Securities and Exchange Commission seeks to regulate the market for the protection of a purchaser. There currently exists government regulation in 27 states to ensure fair practices and protect consumers particularly from fraud, large incommensurate middleman commissions and transaction costs.

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

The Life Settlement secondary market provides consumers with an alternative to the cash surrender value offered by their underwriting insurance company and facilitates consumer choice and competition. Legitimate Life Settlement companies provide a socially responsible service to seniors whose future welfare is an important social policy issue at all levels of society and government. However, there can be no assurances that future changes in Consumer, Securities or Insurance regulations at Federal or State level will not have a materially adverse effect on the industry and the Company’s results.

The Company may require additional capital; if we are unable to obtain financing necessary to support our operations, we may be unable to continue as a going concern.

The Company has a credit facility from Caterpillar Financial Services to complete the refit to the 120” Yacht in the amount of $4.3 million USD of which $4.25 million has been drawn down as of February 29, 2008, with construction slated for completion in the spring of 2008. As of September 30, 2007 the Company had a working capital surplus of $ 7,532,298 . The Company continues to operate within the continually evolving and volatile travel industry. The Company believes it will generate sufficient operating capital through operations. There can be no assurances the Company will be able to generate sufficient investment from borrowing, the sale of equity, or a combination thereof. If additional financing is required, there is no certainty it will be available when and to the extent required or that if available, it will be on acceptable terms. If adequate funds are not available on acceptable terms, the Company may not be able to fund existing operations in their current state, fund business expansion, develop or enhance its products or services, or respond to competitive pressures. This could have a material adverse effect on the Company's existing operations and planned growth.

These financial statements have been prepared on a going-concern-basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. See Note 2 “Going Concern” Notes to the Consolidated Financial Statements. Accordingly, these financial statements do not include any adjustments to the specific amounts and classifications of assets and liabilities, which might be necessary should the Company be unable to continue as a going concern.

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

The Company does not expect to pay dividends in the future. Any return on investment may be limited to the value of the Company’s stock.

The Company does not anticipate paying cash dividends on its stock in the foreseeable future. The payment of dividends on the Company’s stock will depend on its earnings, financial condition and other business and economic factors affecting the Company at such time as the board of directors may consider relevant. If the Company does not pay dividends, its stock may be less valuable because a return on your investment will only occur if the Company’s stock price appreciates.

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

There can be no assurance that the continual fluctuations in price will not occur. In particular, subsequent to the financial period ended September 30, 2007, the price per share of the Company’s common shares fluctuated (US dollar figures) from a low of $5.00 to a high of $18.00 and a current level of $ 10.00 .

We may issue additional shares in the Company thereby further diluting the total shares issued and outstanding. As well, a substantial number of our shares of common stock will be eligible for future sale, and the sale of these shares may cause our stock price to decline, even if our business is doing well.

Situations may arise which could require the issuance of additional shares of the Company. In addition to the three (3) for one (1) split in the Company’s common shares April 16, 2007, there has been an increase in the number of issued and outstanding common shares of the Company. In July, 2007 the Company completed private placements for a total of $9 million USD and correspondingly issued 14,500,000 restricted common shares of the company.

On June 27, 2007 the record date, as part of a restructuring the Company issued 13,933,983 Series ”A” Preferred Non-Dilutive shares to all the existing registered and beneficial common shareholders on a one (1) for one (1) PRO RATA basis. The Series “A’ Preferred Non-Dilutive shares are convertible, as a Series into common shares of the Company provided a majority of the Series “A” Preferred shareholders vote in favor of converting the entire Series. The Series will convert into a number of common shares that will represent 50% of the number of fully diluted common shares after conversion.

On June 27, 2007 the record date, as part of a restructuring the Company issued 13,933,983 Series ”B” Preferred Shares to all the existing registered and beneficial common shareholders on a one (1) for one (1) PRO RATA basis. The Series “B” Preferred shares are convertible into common shares of the Company on a one for one basis by shareholders of record as of June 27, 2007.

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

Furthermore future equity financings, property transactions, issuance of stock options among other things may require the subsequent issuance and further dilution of the Company’s securities.

Our significant shareholders and management personnel have potential conflicts of interest with us, which may result in their taking corporate actions which you may not believe to be in your best interests or in the best interests of the Company.

The Company’s officers and board of directors control more than 50% of the Company’s issued and outstanding stock. The concentration of such a large percentage of the Company’s stock in the hands of relatively few shareholders may cause a disproportionate effect on minority shareholders in all matters presented to the company’s shareholders. The Company’s officers and board of directors as majority shareholders have the power to take corporate actions which other shareholders may not believe are in their best interests or in the best interests of the Company. There can be no assurance that the Company’s officers and Board of Directors as will not cause the Company to take such corporate actions.

We rely on our founders, Messrs. Dan Clozza and Martin Tutschek, the loss of either could have a material adverse effect on our business.

Our success will depend to a significant extent on the efforts and abilities of our Chief Executive Officer, Mr. Dan Clozza and our Chief Financial Officer, Mr. Martin Tutschek. Messrs. Clozza and Tutschek are actively engaged in our management and together determine our strategic direction, especially with regard to business development activity. While we are in the process of establishing a management structure designed to reduce our dependence on Messrs. Clozza and Tutschek, the sudden departure or reduced attention of either Messrs. Clozza or Tutschek to us could have a material adverse effect on our operations, financial condition and operating results. The Company does not maintain “key man” insurance in respect of any of its management.

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

The Company's historical core growth depends, in significant part, upon the continuing traditional method of sales and marketing of its Travel Club products. If the Company is unable to secure an Operator or hire qualified sales and marketing staff, its ability to effectively grow and expand its business could be impaired. In addition to the risk of securing an Operator or contracting a Licensee, the Company’s growth is dependent upon the success of the entities.

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

The Life Settlement market is a relatively new market within the financial services sector. Its growth and precise direction is unclear. As the Life Settlement market grows it could result in the Company’s unsuccessful attempt to enter into the Life Settlement market for various reasons this includes:

  The ability of the Company to compete with other Life Settlement companies;

  The ability of the Company to locate sufficient policy flow;

  The ability of the Company to successfully negotiate and close Life Settlement transactions ;

  Introduction of financially burdensome governmental regulation;

We may be unable to develop and maintain a distinctive brand identity, which could damage our reputation, reduce market penetration and reduce sales.

The Company believes brand identity is important to attracting and expanding the membership base and Life Settlement portfolio. The Company believes the significance of brand and name recognition will intensify should the number of competing companies increase. The Company cannot assure shareholders that it will be able to continue developing a distinctive brand identity that will ensure significant market recognition. Without market recognition, the Company may be unable to sell memberships or source settlement policies, which failure would affect growth and operating results of the Company’s operations.

Estimates of longevity in the Life Settlement market are uncertain and any material underestimation will materially affect the cost and lower the anticipated returns.

In the Life Settlement market, the price of a successful bid for a settlement insurance policy is based upon several variables. The most relevant been the face value of the policy, the continuing premium costs, and the anticipated life expectancy of the insured. An insured’s life expectancy is estimated from a medical life expectancy report, medical history, genetic history and actuarial data. Bids for policies are priced with this information and seek to obtain competitive yields available for other financial products with similar risk.

It is impossible to predict with accuracy of an insured’s exact life expectancy. An underestimation will result in lower returns than projected been realized. An underestimation also increases the amount of money necessary to be allocated for premium payments. An overestimation will result in higher calculated projected returns.

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

The Company’s principal office is Suite 180A - 13040 # 2 Road, Richmond, British Columbia, Canada V7E 2G1, the telephone number is (604) 275 – 2170 and fax number is (604) 275-8745. The Company’s agent in Canada is Kornfeld Mackoff Silber, 1100 One Bentall Center, 505 Burrard Street, Box 11, Vancouver, B.C., V7X 1M5. The Company has the following web addresses: www.foruminvestments.com, www.snowbirdvacations.com, www.SpiritOfTwoThousandTen.com, www.spirityachtcharters.com, www.fitnessvacation.ca www.americanlifesettlementsociety.com, www.priceshieldsystems.com, www.thealss.com.

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

During 2003 the Company incorporated a wholly owned subsidiary in the Province of Ontario: Intravelnet Limited. As required by Ontario legislation specifically relating to travel, the new entity incorporated and domiciled in Ontario was created to handle the Ontario travel club business for the Ontario members. Subsequent to December 31, 2003 the sole director of Intravelnet Inc. resigned and a replacement has yet to be found. Given the circumstances management instructed the new Ontario Corporation Intravelnet Limited to handle servicing all travel Club members. The assets of Intravelnet Inc. were sold to Intravelnet Limited on June 30th, 2004 and all existing employees were offered continuous employment in the new Company. In the first quarter of 2007 the Company entered into an agreement with an Ontario and BC registered travel wholesaler to assist in servicing the Snowbird Vacations Travel Club membership. The operators’ industry knowledge and experience in the wholesale travel market combined with their centralized call center and on-line presence have been valuable in assisting the continued serving and growth of the Travel Club membership.

With the recent new affiliation and contracting out of our travel services, it is unknown at this time as to the future status of the company’s subsidiary’s Intravelnet Inc., Intravelnet LTD., and ATM Travel. It is highly unlikely that the Company as the parent company will recoup inter-company loans and advances made to Intravelnet Inc and or other subsidiaries over the last several years totaling approximating $4.4 million. Any tax loss as result of the above mentioned losses will be carried forward and applied to offset future year’s tax obligations.

In November of 2005 the principal of 42260584 Canada Inc. entered into a Commission Agreement with the Company to market the Company’s Snowbird Vacations Travel Club Membership in the Barrie Ontario area. The Agreement with 1617165 Ontario Inc was terminated in March of 2006 and at this time no new memberships are actively been marketed in the Barrie Ontario area.

In January of 2006 the Company acquired the members of an upstart Ontario Travel Club called Embassy Vacation Club. The members were offered to have their members serviced by the Company’s travel service provider Intravelnet Ltd and 110 of Embassy Vacation Club members agreed to our terms.

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

The Company's core growth depends, in significant part, upon the continuing traditional method of sales and marketing of its Travel Club products. If the Company is unable to secure an Operator or is unable to contract a Licensee, its ability to effectively grow and expand its business could be impaired. In addition to the risk of securing an Operator or contracting a Licensee, the Company’s growth is dependent upon the success of the entities. (See Item 3 Risk factors, Ability to Attract and retain Successful Licensees or Operators).

The Company will complete the refit on its 120 feet motor vessel MV Spirit of Two Thousand and Ten in spring of 2008. In spring of 2005 Sheerline Yachts completed their component of the refit and Platinum Marine Services was retained to complete the almost $10.0 million refit project. The Company had established an initial credit facility with Caterpillar Financial Services for up to $3 million USD which has provided funding for the project. The Company subsequently had the credit facility increased to $4.3 million USD in spring of 2007. The Company continues to refit the 120 foot motor vessel with Platinum Marine Services. The Company spent $2,782,391 during 2006, $1,881,433 to September 30, 2007 and another $1,402,467 to February 29, 2008. A survey completed in May of 2007 by Chris Small Marine Surveyors Ltd a member of N.A.M.S., a registered Marine Surveyor indicated the Motor Vessel has an appraised market value of $12 million upon completion.

With the increasing age of baby boomers we are anticipating growth of leisure and lifestyle opportunities. Given our history of membership based organizations and servicing, the company is actively entering and test marketing travel services combined with health club services. The two combined are referred to as a “Resort Lifestyle” offering. The desire to travel coupled with the desire to physically enjoy an active lifestyle creates an opportunity to align two membership based businesses.

On December 31, 2006, the Company completed the purchase of International Fitness Vacations (BC) Ltd. (“Fitness Vacations”), by obtaining 100% of the outstanding shares held by an officer and director of the Company for consideration (see VII(b) Related Party Transactions) . The wholly-owned subsidiary is involved in the marketing of gym and travel club memberships.

In 2005, Forum began to investigate the business opportunities in the secondary Life Insurance market also known as “Life Settlements”. The Company is entering into the business of purchasing life insurance policies from consumers actively interested in selling their policies. Forum will invests in the purchasing of Life Insurance policies issued in the Unites States sold by the policy holders with life expectancies of 6 to 12 years. The Company then becomes the irrevocable beneficiary of these policies.

Although relatively new, the Life Settlement market is the fastest growing segment of the financial services industry. The life insurance industry is a “double digit” trillion dollar industry and the Life Settlement market is projected to grow significantly within the next few years. The senior and the baby boomer markets are the fastest growing segments of the population, resulting in billions of dollars in policies rolling into the Life Settlement policy industry annually. Expected growth of the Life Settlement market will parallel the aging population boom. The significant, additional money that many policy holders receive from life settlement companies in the secondary market represents “found money”; turning unrealized assets into cash. In general, this windfall significantly improves the lifestyle of the policy holder when most seniors need it, i.e. -- allowing them to afford long-term health care or maintain their current standard of living for many more additional years. Legitimate Life Settlement companies have been described as providing a “socially responsible” service.

The Company began to research the Life Settlement industry in 2005 and has completed a substantial amount of due-diligence and invested capital to create large channels of Life Settlement “policy flow”. The Company is currently sourcing Life Settlement policies through “Business to Business” (B2B) Channels and expects to launch a “Business to Consumer” (B2C) Channel in the near future.

Subsequent to fiscal year end September 30, 2007 the Company entered the Life Settlement industry with the initial purchase of $30 million face value of Life Insurance policies. The Company uses an industry standard Milliman Report (consultants for the health care insurance industry) along with recent purchases and sales of similar life insurance policies, financial standing of the insurer, changes in general economic conditions, standard, actuarially developed mortality tables and industry life expectancy reports to determine an acceptable purchase price. The Company paid $2,900,029 which was funded by the recent Private Placements completed by the Company in July of 2007.

In addition the Company acquired a 25% interest in a mixed use development property in Needles California for US$1,000,000. The 22 acre property with 850 feet of waterfront on the Colorado River has a marina with a 20,000 square foot storage facility for marine based activity. As the property is developed to various stages differing options to include condo / townhomes for either full ownership, fractional ownership of timeshare intervals will be explored. The Canadian travel club membership would be offered a product in a southern United States location that has an extended season of favorable weather conditions. This purchase has been classified on our balance sheet as an investment in non-current assets. The project is controlled and/or operated by a director of the Company (see VII(b) Related Party Transactions).

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

B)      BUSINESS OVERVIEW

The Company has three lines of business at this time:

  The Company owns and operates travel clubs under the name of Snowbird Vacations and Family Vacations Centers. In addition to accessing a full service travel agency and other travel benefits, travel club members are entitled to rent vacation ownership rentals from a broad variety of participating resorts at wholesale rates.
  The company owns a passenger carrying yacht the 120’ MV Spirit of 2010 which is continuing its refit. The vessel is for charter cruises to the Pacific Northwest, Alaska and Baja Mexico in addition to day cruises from its home port in Vancouver, B.C. Charters will be available to the general public in addition to the existing travel club membership.
  The Company has entered the Life Settlement market. A life settlement is the purchase of an existing life insurance policy by a third party. The third party then continues to make the premiums payments until the policy has matured and at that time receives the benefits. The Company sees this new market as a high growth opportunity in which to participate through its recently created American Life Settlement Society.

Real risks exist in relation to operating in the Travel and Life Settlement industries and they could have a material adverse effect on the Company's operations and planned entrance to the Life Settlement market. (See Item 3 Risk factors, The Markets in Which the Company Competes is Highly Competitive. If the Company Cannot Successfully Compete, its Growth Rate May Stagnate or Revenues May Decline).

Travel Club

The Company’s historical business is providing travel services for the members of its “Snowbird Vacations International” travel club. A travel club membership entitles the member to access wholesale travel at rates marginally above the cost to the travel agency as well as vacation condominium rentals at wholesale rates through the Company’s wholesale network affiliation with the Cooperative Association of Resort Exchangers (C.A.R.E.) and other strategic relationships in the travel industry. The Company continues to develop products and services for its members, and seeks to expand its membership by securing and contracting licensed marketing agents throughout Canada. The Company presently markets new memberships in the Province of Ontario:

	2007*	2006	2005
Membership	$829,254	1,299,300	3,367,167
Sales
Membership	$1,050,116	1,648,637	1,690,200
Dues
Total	$1,879,370	2,947,937	5,057,367

* Fiscal period for September 30, 2007 includes 9 months for comparison and does not include the October 2007, purchase of Family Vacation Centers.

For the fiscal period 2007, a total of 275 (2006 - 202, 2005 - 311) travel club memberships were sold for a mean average non-refundable purchase price of $ 2,996 (2006 - $3,215, 2005 - $3,722).

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

The Snowbird Vacations travel club membership entitles the Snowbird Vacations travel club members to wholesale travel at rates marginally above the cost to the travel agency, and vacation condominium rentals at wholesale rates through the Company’s wholesale network affiliation with the Cooperative Association of Resort Exchangers (“C.A.R.E.”), The Company has sold the following travel club memberships:

	2007*	2006	2005

Travel Club Memberships entered into for the period	$739,788	$784,845	$990,645
Amount recognized as revenue during the year	(63,401)	(92,706)	(110,384)

Future years revenue to be earned from current year
Membership agreements	676,387	692,139	880,261
Cash collected during the year related to future years revenue	(503,947)	(483,773)	(690,317)
	$172,440	$208,366	$189,944

* Fiscal year for September 30, 2007 includes 9 months for comparison and does not include the purchase of Family Vacation Centers in October of 2007 subsequent to the financial Statements.

Travel club purchasers have the option to pay the initial membership fee in a single installment or, alternatively, pay a minimum down payment of 10% and obtain financing from the Company with monthly payments for the remainder of the balance. The Company seeks interest at an average rate of 9.9% on outstanding membership receivables.

The Company acquired a 25% interest in a mixed use development property in Needles California for US$1,000,000 subsequent to the fiscal year end of 2007. The 22 acre property with 850 feet of waterfront on the Colorado River has a marina with a 20,000 square foot storage facility for marine based activity. As the property is developed to various stages differing options to include condo / townhomes for either full ownership, fractional ownership of timeshare intervals will be explored. The Canadian travel club membership would be offered a product in a southern United States location that has an extended season of favorable weather conditions. This purchase has been classified on our balance sheet as an investment in non-current assets. The project is controlled and/or operated by a director of the Company (see VII(b) Related Party Transactions).

Travel Industry Overview

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

The Company continues to seek out those potential acquisitions or independent marketing agents with “know how’ and financing to market the Company’s Snowbird vacations travel club memberships in the Province of Ontario and beyond. The goal is to focus on the management and development of the travel club’s products and services. With a limited growth potential in Canada investigation of opportunities in other countries is necessary. There can be no assurances that the Company will be able to attack and retain successful licensees or operators or source acquisitions. (See Item 3 Risk factors, Ability to Attract and retain Successful Licensees or Operators).

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

Each facet of the Company’s travel and membership based developments are interconnected. With growth in membership the Company’s requirements for inventory and vacation options increases. For the Company’s membership operations, the primary goal is to increase memberships by marketing, its secondary goal being to increase the number of product offerings available to its members for vacations, and its tertiary goal being to successfully expand its entrance into the Life Settlement market. The Company believes promoting the “Resort Lifestyle” concept in desirable options with value pricing are foundations for growth of its membership based operations.

Charter Cruises

The Company owns and is completing the refit on its 120 foot passenger carrying motor vessel MV Spirit of Two-Thousand-and-Ten. The vessel is for charter cruises to the Pacific Northwest, Alaska and Baja Mexico in addition to day cruises from its home port in Vancouver, B.C. Approximately 40% of the custom yacht cruise market are full yacht charters by a single entity for a corporate retreat, corporate awards program and family retreats etc. Charters will be available to the general public in addition to the existing travel club membership. The Company is beginning the marketing and promotion to many tourism based organizations and has a web site www.spirityachtcharters.com to present the vessel and provide an overview of the yacht offering.

In the spring of 2005 Sheerline Yachts completed their component of the refit and Platinum Marine Services was retained to complete the almost $10.0 million refit project. The Company had established an initial credit facility with Caterpillar Financial Services for up to $3 million USD which has provided funding for the project. The Company subsequently had the credit facility increased to $4.3 million USD in spring of 2007. The Company continues to refit the 120 foot motor vessel with Platinum Marine Services. Management foresees no undue delays in completion but projects of this magnitude do present challenges and complications that can be unforeseen and out of the control of management including delays in passenger carrying certification. The Company spent $2,782,391 during 2006, $1,881,433 to September

30, 2007 and another $1,402,467 to February 29, 2008. A survey completed in May of 2007 by Chris Small Marine Surveyors Ltd a member of N.A.M.S., a registered Marine Surveyor indicated the Motor Vessel has an appraised market value of $12 million CDN upon completion.

Life Settlements

In 2005, Forum began to investigate the business opportunities in the secondary Life Insurance market also known as “Life Settlements”. The Company is entering into the business of purchasing life insurance policies from consumers actively interested in selling their policies. Forum will invests in the purchasing of Life Insurance policies issued in the Unites States sold by the policy holders with life expectancies of 6 to 12 years. The Company becomes the irrevocable beneficiary of these policies.

Although relatively new, the Life Settlement market is the fastest growing segment of the financial services industry. The life insurance industry is a “double digit” trillion dollar industry and the Life Settlement market is projected to grow significantly within the next few years. The senior and the baby boomer markets are the fastest growing segments of the population, resulting in billions of dollars in policies rolling into the Life Settlement policy industry annually.

Expected growth of the Life Settlement market will parallel the aging population boom. The significant, additional money that many policy holders receive from life settlement companies in the secondary market represents “found money”; turning unrealized assets into cash. In general, this windfall significantly improves the lifestyle of the policy holder when most seniors need it, i.e. -- allowing them to afford long-term health care or maintain their current standard of living for many more additional years. Legitimate Life Settlement companies have been described as providing a “socially responsible” service.

The Company began to research the Life Settlement industry in 2005 and has completed a substantial amount of due-diligence and invested capital to create large channels of Life Settlement “policy flow”. The Company believes successful entrance and capture of market share in this emerging industry will dominate the future Company direction and the allocation of resources. The Company is currently sourcing Life Settlement policies through “Business to Business” (B2B) Channels and expects to launch a “Business to Consumer” (B2C) Channel in the near future.

Subsequent to fiscal year end September 30, 2007 the Company entered the Life Settlement industry with the initial purchase of $30 million face value of Life Insurance policies. The Company uses an industry standard Milliman Report (consultants for the health care insurance industry) along with recent purchases and sales of similar life insurance policies, financial standing of the insurer, changes in general economic conditions, standard, actuarially developed mortality tables and industry life expectancy reports to determine an acceptable purchase price. The Company paid $2,900,029 which was funded by the recent Private Placements completed by the Company in July of 2007.

Life Settlement Industry Overview

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

Debt Crisis… Many seniors do not adequately save or plan financially for retirement. USA Today, Jan/07

“seniors are becoming the face of the indebted and the fastest population group seeking bankruptcy, many are having extreme difficulty paying mortgage, food and medical costs… we are just seeing the tip of the iceberg”.

Social Security in Trouble… A looming large risk for seniors is government social security -- a critical source of income – which could go bankrupt and not be able to support the growing seniors market. At a minimum, social security benefit payments are estimated to be reduced.

Skyrocketing Medical Costs… As reported in Business Week “Seniors Pushing Medicaid to Breaking Point” (Feb/05) “as 70 million baby boomers age, their demand for care threatens to crush Medicaid”. In 2004 alone, medical insurance payments, co-pays and deductibles increased 40%. Medical costs are estimated to continue to rise and fixed income seniors will have to find some way to pay for this large, unbudgeted but essential cost of retirement.

The Company recognizes that it needs to be innovative and pioneer new avenues for business development. A key to the Company’s future development is the expansion and retention of its existing Travel Club membership base, adding other “Membership” based service and or product offerings to specific demographic groups. Additionally new opportunities have encouraged the Company to expand and position itself for entry into the Life Settlement market.

Private Placements completed by the Company in July of 2007.

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

Government Regulations

On October 1, 2003 the United States federal governments “no call registry” went into effect. The new law allows consumers who do not wish to be “solicited” and receive telemarketing calls to register on the federal government’s nationwide list. The “no call list” is receiving millions of registrants. A similar law is under review for Canada. At this time it is anticipated this law will take effect in the fall of 2008. This law in Canada will affect the company’s operations and result in a higher marketing cost, which could affect the profitability of the Company’s Snowbird Vacations Travel Club membership sales.

In the 1990’s with the growth of the Life Settlement industry the federal government and various states introduced legislation. The state legislative actions were designed to introduce consumer protection type regulations for policy holders and purchasers while the federal government with the Securities and Exchange Commission seeks to regulate the market for the protection of a purchaser. There currently exists government regulation in 27 states to ensure fair practices and protect consumers particularly from fraud, large incommensurate middleman commissions and transaction costs.

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

As of February 29, 2008, the following is a list of all the Company’s subsidiaries, all of which are wholly owned and over which the Company holds 100% voting control:

Subsidiary	Incorporating Jurisdiction

Intravelnet Limited.	Ontario, Canada
InTRAVELnet Inc.	Alberta, Canada
ATM Travel Group Ltd.	Alberta, Canada
International Fitness Vacations (BC) Ltd.	British Columbia, Canada
Price Shield Systems Inc.	Washington, USA
American Life Settlement Society LLC	Deleware, USA

Properties

Office Leases

The Company is headquartered at 180A – 13040 Number 2 Road, Richmond British Columbia Canada where it rents 11,881 sq. ft. office space housing its principal administrative, customer services, its IT department and International Fitness Vacations. The Company believes that its current facilities are adequate for its current and near future operations.

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

Motor Vessels

The Company owns and is currently refitting a 120-foot Tri Level motor vessel called the MV Spirit of Two Thousand and Ten.

Item	Qty	Description
Spirit of Two	1	Type: 120 ft. motor vessel Overnight Accommodation: 12 passengers
Thousand and Ten		Dinner cruise - 100 passengers

The vessel is for charter cruises to the Pacific Northwest, Alaska and Baja Mexico in addition to day cruises from its home port in Vancouver, B.C. Approximately 40% of the custom yacht cruise market are full yacht charters by a single entity for a corporate retreat, corporate awards program and family retreats etc. Charters will be available to the general public in addition to the existing travel club membership. The Company is beginning the marketing and promotion to many tourism based organizations and has a web site www.spirityachtcharters.com to present the vessel and provide an overview of the yacht offering.

In the spring of 2005 Sheerline Yachts completed their component of the refit and Platinum Marine Services was retained to complete the almost $10.0 million refit project. The Company had established an initial credit facility with Caterpillar Financial Services for up to $3 million USD which has provided funding for the project. The Company subsequently had the credit facility increased to $4.3 million USD in spring of 2007. The Company continues to refit the 120 foot motor vessel with Platinum Marine Services. Management foresees no undue delays in completion but projects of this magnitude do present challenges and complications that can be unforeseen and out of the control of management including delays in passenger carrying certification. The Company spent $2,782,391 during 2006, $1,881,433 to September 30, 2007 and another $1,402,467 to February 29, 2008. A survey completed in May of 2007 by Chris Small Marine Surveyors Ltd a member of N.A.M.S., a registered Marine Surveyor indicated the Motor Vessel has an appraised market value of $12 million CDN upon completion.

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

ITEM V. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial condition and results of operations of the Company for the period ended September 30, 2007 and the years ended December 31, 2006, and 2005 should be read in conjunction with the Consolidated Financial Statements of the Company for the period ended September 30, 2007 and the years ended December 31, 2006, and 2005. Except as otherwise indicated, all dollar amounts contained in this discussion and analysis and the Consolidated Financial Statements are in Canadian dollars. The financial information presented in the Consolidated Financial Statements was prepared in accordance with generally accepted accounting principles (GAAP) in Canada. Note 18 of these Consolidated Financial Statements of the Company set forth the material differences between Canadian and U.S. GAAP.

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

The detailed accounting policies are listed in Note 3 and 4 to the Financial Statements for the period ended September 30, 2007. Included below is a discussion of the accounting policies that are affected by the most significant judgments and estimates used in the preparation of the financial statements, how such policies are applied and how results differing from the estimates and assumptions would affect the amounts presented in the financial statements. Other accounting policies also have a significant effect on our financial statements, and some of these policies also require the use of estimates and assumptions.

Going Concern

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern.

While these accompanying financial statements have been prepared on the assumption that the Company is a going concern and will be able to realize our assets and discharge our liabilities in the normal course of business, certain events and conditions cast substantial doubt on this assumption. As of September 30, 2007 the Company had a working capital surplus of $7,532,298 and a shareholders’ equity of $12,926,243.

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

Revenue Recognition

The Company generates revenues from the sale of memberships, dues and charter sales. The portion of revenue received from members, which entitles members to use the Company’s vacation and travel club privileges at a future date, is deferred and recognized in income evenly over the term of the members’ entitlements. For lifetime memberships, revenue is recognized over a period of 5 years, which is management’s best estimate of the period over which performance will be required. Membership dues are allocated to the period to which they relate and recognized accordingly. Membership dues billed and received in advance are reflected as deferred revenues in the statement of financial position.

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

Selected Annual Information

The following depicts some of the Company’s significant operating results:

		Year End
	2007*	2006	2005
Travel Club Memberships Sold	$739,788	$784,845	$990,645

Amount Recognized as Revenue	63,401	92,706	110,384
during the year
Membership Dues	$1,050,116	$1,648,637	$1,690,200
# Travel Club Memberships Sold	275	202	311
Mean Average Membership Price	$2,996	$3,215	$3,723
Net Income (Loss) for the year	$(2,212,467)	$875,355	$1,651,804
Income (Loss) per Share	$(0.20)	$0.17	$$0.30

* Fiscal year for September 30, 2007 includes 9 months for comparison and does not include the October 2007, purchase of Family Vacation Centers.

For the period ended September 30, 2007 Travel Club Memberships sales decreased by 5.7% to $739,788 compared to ($784,845 - December 31, 2006, and $990,645 - December 31, 2005), with amount recognized as revenue during the period ended September 30, 2007 decreased by 31.6% to 63,401 ($92,706 - December 31, 2006, $110,384 - December 31, 2005). The operating party conducting the sales encountered a declining economic environment and reported operating results for a 9 month period versus a 12 month period comparison. Increased sales of club memberships and corresponding total revenue decreased during the period September 30, 2007 by 36.9% to $2,572,638 ($4,077,698 - December 31, 2006, $5,923,516 - December 31, 2005) due to the shortened reporting period in 2007, remaining declining deferred revenue recognized in 2006 and over-accruals recognized in 2005 resulting in decline of other revenue in 2007.

For the period ended September 30, 2007 gross cash flow from operations decreased 3.2% to $ 2,565,348 with a net cash outflow from operations of $ 83,554 due to recognition of the 2007 stock option plan as disclosed in stock-based compensation $2,944,536 (2006 - $nil, 2005 - $nil) reduced by unrealized foreign exchange adjustments ($644, 350) (2006 - $nil, 2005 - $nil), compared to gross cash flows of $2,639,347 with a net cash outflow from operations of $82,228 December 31, 2006, and gross cash flow of $2,966,897 with a net cash inflow from operations of $394,102 December 31, 2005.

The Company recorded reduced revenues from membership dues of approximately $1,050,116 for the 9 month period ended September 30, 2007 and $1,648,637 for the years ended December 31, 2006 and $1,690,200, December 31, 2005 The company anticipates dues to approximate double the level obtained in 2007 for the year ended September 30, 2008 based on increased sales from independent sales operator and acquisition of Family Vacation Centers per Subsequent events - Note 18 (a) to the consolidated financial statements.

For the period ended September 30, 2007 a total of 275 travel club memberships were sold, an increase of 36.1% (December 31, 2006 - 202, December 31, 2005 - 311). For the period September 30, 2007 the mean average non-refundable travel club membership purchase price decreased 6.8% to $ 2,996 ($3,215 - December 31, 2006, and $3,723 - December 31, 2005 as result of minimal business interruptions.

A net loss of $2,212,467 occurred for the period ended September 30, 2007 due largely as result of the stock-based compensation charges $2,944,536 from issuance of stock options during the fiscal period, compared with net income of $875,355 - December 31, 2006, and $1,651,804 - December 31, 2005). (Loss)/Earnings per share were ($0.20) for the period September 30, 2007 ($0.17 - December 31, 2006, and $0.30 - December 31, 2005).

There were 28,433,983 shares outstanding as of September 30, 2007 and 4,644,661 at December 31, 2006, with 5,444,661 at December 31, 2005. In April 2007 the company completed a 3-for-1 forward split increasing the outstanding shares by 9,289,322. On June 29, 2007, the Company completed a private placement and issued 11,000,000 common shares of the Company at US $0.50 per share for gross proceeds of $5,773,918 (US $5,500,000). On July 4, 2007, the Company completed a private placement and issued 3,500,000 common shares at US $1.00 per share for gross proceeds of $3,650,396 (US $3,500,000) increasing the issued and outstanding shares from 4,644,661 on December 31, 2006 to 28,433,983 at September 30, 2007.

For the period ended September 30, 2007 expenses increased by 49.5% or $1,583,215 due mainly as a result of the Stock-based compensation charge in the amount of $2,944,536 (2006 - $nil, 2005 - $nil). Comparable expenses decreased by $1,361,321or 57.8% to $1,840,569 if the stock based compensation is eliminated. The dramatic decline in the US Dollar vs Canadian Dollar exchange rate affecting closing monetary balances reduced expenses for the period under review by $259,611 (2006 - $nil, 2005 - $nil).

The largest expense was stock-based compensation $ 2,944,536 (2006 - $nil, 2005 - $nil) from issuance of stock options during the fiscal period.

For the period ended September 30, 2007 the largest decrease in expenses of $588,559 occurred in category Wage Expenses to $492,490. Wage related expenses December 31, 2006 totaled $1,081,049 and $1,179,624 December 31, 2005 respectively. The decrease was the result of a shorter fiscal period and the realized effects of the divesture of Company owned Sales and Marketing operations as well as the effect of withholding tax refund amounting to $129,504 (2006 - $nil and 2005 - $nil).

For the period September 30, 2007, the second largest decrease in expenses of $169,421 occurred in Commission costs to $518,363, (December 31, 2006 - $687,784 and $1,277,223 December 31, 2005). The decrease was the result of a shorter fiscal period and. All deferred commissions and commissions on sales are deferred over a five-year period. In 2006 the commission expense included one-fifth of commissions paid out in 2002, 2003, 2004, 2006 and 2006.

For the period ended September 30, 2007 the third largest decrease in expenses of $82,789 occurred in Travel expenses to $59,436. Travel related expenses December 31, 2006 totaled $142,105 and $88,384 December 31, 2005 respectively. The decrease was the result of a shorter fiscal period and the realized effects of the divesture of Company owned Sales and Marketing operations.

For the period ended September 30, 2007 consulting fees totaled $15,608, a decrease of $38,901 compared to $53,423 December 31, 2006 and $33,800 December 31 2005. The decrease was the result of a shorter fiscal period and the realized effects of internal resource utilization.

The Company changed separate disclosure of Direct Selling Expenses and Discounts from January 01, 2007 in the Expense section of the Consolidated Statements of Operations and Deficit to “Net” Membership Sales for the period ended September 30, 2007. Direct Selling Expenses amounting to $35,399 were offset against Membership Sales revenue. Prior year results were not restated.

B)      LIQUIDITY AND CAPITAL RESOURCES

Liquidity

In 2007, the working capital surplus increased to $ 7,532,298 primarily due to the private placement investments in the Company undertaken to enter into the Life Settlement division. During the summer of 2007 the Company completed two private placements raising an aggregate total of $9 million USD and correspondingly issued 14,500,000 restricted common shares of the company. The terms of these private placement were as follows:

(i) On June 29, 2007, the Company completed a private placement and issued 11,000,000 common shares of the Company at US $0.50 per share for gross proceeds of $5,773,918 (US $5,500,000).

(ii) On July 4, 2007, the Company completed a private placement and issued 3,500,000 common shares at US $1.00 per share for gross proceeds of $3,650,396 (US $3,500,000).

In 2006, the working capital deficit decreased to $ 415,386 primarily due to a decrease in the current portion of the deferred revenue and recognition of other deferred items in 2006 and reclassification of related party loans.

In 2005, the working capital deficit decreased to $ 960,548 primarily due to a decrease in the current portion of the deferred revenue and recognition of other deferred items in 2005 and reclassification of related party loans.

The Company continues to operate its travel club operations by continuously adjusting its operations accordingly and plans to generate sufficient operating capital for operations in the short-term. For long-term growth including the development of the Life Settlement operations additional capital is required. The Company’s 120-foot motor vessel will is estimated to complete its refit in spring 2008 and the vessel has not contributed to revenue in 2005, 2006, or 2007.

Financing the work on the vessel has been to date has been from operations, a credit facility from Caterpillar Financial Services, and funds raised. The credit facility with Caterpillar Financial Services Corporation was created in September of 2005 for $3.0 million USD. This credit facility was subsequently increased to a total of $4.3 million USD. The Company has drawn down a total of $4.2 million USD as of September 30, 2007. The credit facility is denominated in United States Dollars with a floating interest rate set to the 30-day LIBOR rate. The Company does not currently hedge against foreign exchange or interest rate fluctuations

The Company’s total Revenues for the period September 30, 2007 decreased with $1,505,060 to $2,572,638. Categorically the decrease was the result of reduced Sales $627,528, reduced Membership Dues $598,521, reduced Miscellaneous Revenue $375,035, while off-set by an increase of $96,024 in Interest Received. In comparison to the December 31, 2006 results it must be noted the nine month reporting period in 2007 played a significant factor. In addition, the completed amortization for the over-accruals for un-collectable receivables, deferred interest and estimates for potential GST in 2006 resulted in a further reduction.

Capital Resources

The Company's capital resources are comprised primarily of private investors (including members of management) who are either existing contacts of the Company's management, or who came to the attention of the Company through brokers, financial institutions and other intermediaries.

For the period September 30, 2007 gross cash flow from operations decreased 3.2% to $ 2,565,348 with a net cash utilized in operations of $83,553, compared to gross cash flows of $2,639,347 with a net cash utilized in operations of $82,228 December 31, 2006, and gross cash flow of $2,966,897 with a net cash provided by operations of $394,102 December 31, 2005.

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

Quantitative and Qualitative Disclosures about Market Risk

The Company does not have any derivative financial instruments. The exposure to market risk is limited to interest and exchange rate sensitivity. The Company’s long term debt is denominated in US dollars with a floating exchange rate set to the LIBOR 30-day rate. These two risks are affected by changes in the general level of LIBOR and Canadian dollar exchange rates. The primary strategy of the Company’s borrowing activities was to preserve principal by keeping funds in US dollars and converting to Canadian dollars when required. Given the fluctuation of the US Dollar for the period September 31, 2007 the Company received additional earnings of $259,611. The long term debt portfolio is subject to interest rate risk and will cost additional in the event market interest rates increase and conversely cost less in the event market interest rates decrease. The Company does not currently hedge against either foreign exchange or interest rate fluctuations.

C)      RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The Company’s has expended no material research and development expenses for the last three fiscal years.

D)      TREND INFORMATION

The Company is affected by the sales and marketing trends and uncertainties in the leisure-travel business.

On October 1, 2003 the United States federal governments “no call registry” went into effect. The new law allows consumers who do not wish to be “solicited” and receive telemarketing calls to register on the federal government’s nationwide list. The “no call list” is receiving millions of registrants. A similar law is under review for Canada. At this time it is anticipated this law will take effect in the fall of 2008. This law in Canada will affect the company’s operations and result in a higher marketing cost, which could affect the profitability of the Company’s Snowbird Vacations Travel Club membership sales.

Given the legal environment the Company and its agents must focus its efforts more heavily in telephone hardware and software and other marketing channels including direct mail, traditional media advertising and Internet based marketing. New advances in technology have allowed for marketing to large amounts of potential members at lower costs. Presently e-mail and direct marketing campaigns are been reviewed with media companies to further evaluate the potential opportunities of these new marketing methods for our product

In November of 2005 the principal of 42260584 Ontario Ltd entered into a Commission Agreement to market the Company’s Snowbird Vacations Travel Club Membership in the Barrie, Ontario area. The Agreement with 1617165 Ontario Inc was terminated in March of 2006 and at this time no new memberships are actively been marketed in the Barrie, Ontario area. In January of 2006 the Company acquired the members of an upstart Ontario Travel Club called Embassy Vacation Club. The members of the Embassy Vacation Club were offered to have their members serviced by the Company’s travel service provider Intravelnet Ltd.

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

As of February 29, 2007, the Company has12,175 active family memberships, with 10,747 current and 1,428 in arrears in monthly membership dues or payments. The unit volume of new memberships of its vacation Travel Club memberships for the period September 30, 2007 was 275, December 31, 2006 - 202, and December 31, 2005 - 311 memberships. The mean average price of a membership sold for the period September 30, 2007 was decreased to $2,996 from $3,215 December 31, 2006 and $3,722 December 31, 2005. The Company is unable to predict with accuracy sales totals for the period September 30, 2008 but estimates the volume to be 300 percent more due to the acquisition of Family Vacation Centers. Sales totals for the period September 30, 2007 were $739,788 , December 31, 2006 - $784,845 and $990,645 for December 31, 2005.

Operating costs of the company have increased for the period September 30, 2007 - $4,785,105, December 31, 2006 - $3,201,890, December 31, 2005 - $4,227,789). The 49.5% increase or $1,583,214 is due to the charge of $2,944,536 for options granted during the period and $259,611 net gain on Exchange Rate adjustments from the soaring Canadian Dollar.

In addition to the core travel business the Company is seeking entry into the socially responsible industry of assisting seniors liquidating their life insurance policies in the Secondary Life Insurance market called the Life Settlement market. The Company began to research the Life Settlement industry in 2005 and has completed a substantial amount of due-diligence and invested capital to create large channels of Life Settlement “policy flow”. The Company is currently sourcing Life Settlement policies through “Business to Business” (B2B) Channels and expects to launch a “Business to Consumer” (B2C) Channel in the near future.

Subsequent to fiscal year end September 30, 2007 the Company the Company formed “American Life Settlement Society LLC” duly formed under the laws of the state of Delaware on the 15th day of November 2007.

Additionally subsequent to fiscal year end September 30, 2007 the Company entered the Life Settlement industry with the initial purchase of $30 million face value of Life Insurance policies. The Company uses an industry standard Milliman Report (consultants for the health care insurance industry) along with recent purchases and sales of similar life insurance policies, financial standing of the insurer, changes in general economic conditions, standard, actuarially developed mortality tables and industry life expectancy reports to determine an acceptable purchase price. The Company paid $2,900,029 which was funded by the recent Private Placements completed by the Company in July of 2007.

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

F)      TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table is a summary of our contractual obligations as of September 30, 2007:

	Payments due by period
		Less than			More than
Contractual Obligations	Total	1 year	1 - 3 years	3 - 5 years	5 years
Long-Term Debt
Obligations*	$4,215,598	$227,568	$714,260	$816,240	$2,457,530
Operating Lease
Obligations	296,698	170,380	126,318	-	-
Purchase Obligations	-	-	-	-	-
Other Long Term
Obligations	-	-	-	-	-
Total	$4,512,296	$397,948	$840,578	$816,240	$2,457,530

*

Contractual long term debt obligations do not include interest. The Company’s long term debt consists of a construction loan in US funds with Caterpillar Financial Services Corporations to complete vessel refit project, convertible into a permanent loan at completion, amortizing over 10 years bearing interest at the per annum LIBOR plus 3.25% monthly published rate.

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

ITEM VI. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A)      DIRECTORS AND SENIOR MANAGEMENT

The names and municipality of residence of each of the directors and officers of the Company, the principal occupations in which each has been engaged during the immediately preceding five years, and their respective ownership of the Company's common shares as at the date herein, are as follows:

Name and City of Residence	Date of Birth	Principal Occupation For the Past Five Years	Position Held
Daniel Clozza Vancouver, B.C. Canada	Feb. 9, 1960	Since September 1995, employed full-time by the Company.	President, CEO and Director since September 1995
Martin Tutschek Vancouver, B.C. Canada	May 24, 1960	Since August 2001, employed full-time by the Company.	CFO and Director since August 2001
Jeff Teeny Portland, Oregon. USA	April 30, 1967	Property and Real Estate developer for various projects including the 400 acre Villages at Cascade Head located on the Pacific Coast of Oregon, USA	Director since July 2007
Scott McManus Las Vegas, Nevada, USA	June 21,1962	CEO, Chairman: Ganix Biotechnologies, Inc. 2002 – present, an Ecological Science Company. Financier, Net Branch: North American Funding August 2004 – present, a Commercial Finance Company. Various resort property real estate developments.	Director since July 2007

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

B)      COMPENSATION

Executive Compensation and Compensation of Directors

During the period ended September 30, 2007, the Company paid $ Nil, (December 31, 2006 – $ Nil, December 31, 2005- $ Nil) in management fees and $nil - for the period September 30, 2007, (December 31, 2006 - $nil, December 31, 2005, $14,430) in consulting fees to directors. The Company also reimbursed $113,297 – for the period September 30, 2007, (December 31, 2006 - $159,715, December 31, 2005 - $220,625) to directors for expenditures made on behalf of the Company.

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

D)      EMPLOYEES

The following is a breakdown of Company employees as at February 29, 2008 and for the years ended September 30th 2007, and December 31st, 2006, 2005:

	2008 *	2007 **	2006	2005
Management	4	2	2	2
Sales Representatives	18
Marketing Representatives	75
Administrative Staff	13	6	10	11
Customer Service Representatives	4	3	16	19
IT / e-Commerce Personnel	1	1	1	1
Fitness Club Personnel	8	8	-	-

Notes:
(1) as at February 29, 2008.
(2) as at September 30, 2007.

The increase in the overall number of personnel was due to the acquisition of Family Vacation Centers in October of 2007.

E)      SHARE OWNERSHIP OF MANAGEMENT

The following table sets forth the share ownership of management as of February 15, 2008:

Name	Common	Percent	"A"	Percent	"B"	Percent
	Shares(1)	of Class	Preferred	of Class	Preferred	of Class
			Shares(4)		Shares(5)

Scott McManus(2)	6,250,000	21.98	1,393,398	10.00	1,393,398	10.00

Jeffery Teeny(3)	6,250,000	21.98	1,393,398	10.00	1,393,398	10.00

Daniel Clozza	5,430,000	19.09%	5,305,500	38.07	5,305,500	38.07

Martin Tutschek	1,524,000	5.36	1,399,500	10.04	1,399,500	10.94

Notes:

(1) Does not include options owned by directors or officers. Options are disclosed in table below.

(2) Shares beneficially owned or held by Mr McManus are registered to Aliya Life Settlement, LLC.

(3) Shares beneficially owned or held by Mr Teeny are registered to Teeny Acquisitions, LLC

(4) On June 27, 2007 the record date, the Company issued 13,933,983 Series ”A” Preferred Non-Dilutive shares to all the existing registered and beneficial common shareholders on a one (1) for one (1) PRO RATA basis. The Series “A’ Preferred Non-Dilutive shares are convertible, as a Series into common shares of the Company provided a majority of the Series “A” Preferred shareholders vote in favor of converting the entire Series. The Series will convert into a number of common shares that will represent 50% of the number of fully diluted common shares after conversion.

(5) On June 27, 2007 the record date, the Company issued 13,933,983 Series ”B” Preferred Shares to all the existing registered and beneficial common shareholders on a one (1) for one (1) PRO RATA basis. The Series “B” Preferred shares are convertible into common shares of the Company on a one for one basis by shareholders of record as of June 27, 2007.

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

Warrants

There are no warrants outstanding.

Other Dilutive Elements

All convertible debentures totaling $ 40,486 issued prior to 2003 are fully matured as of December 31, 2002. The debentures during their term carried a rate of interest of eight percent per annum payable semi-annually. The conversion feature of the debenture allowed for the debenture holders to convert his capital at a rate of $6.00 US to $12.50 US per share. The Company would have 4,622 shares issued if 100% of the debentures were to be converted. For the period ending September 30, 2007, $ Nil, (December 31, 2006 $Nil, December 31, 2005 $Nil) of convertible debentures was repaid. There were no conversions during 2007, 2006, or 2005.

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

The following persons hold, of record or beneficially, directly or indirectly, or are known by the Company to own beneficially, directly or indirectly, more than 5% of the issued shares of the Company as at July 15, 2007:

Identity of Person or	Common	Percent of	"A"	Percent of	"B"	Percent of
Group	Shares (1)	Class	Preferred	Class	Preferred	Class
			Shares (4)		Shares (5)

Jeffery Teeny(2)	6,250,000	21.98	1,393,398	10.00	1,393,398	10.00

Scott McManus(3)	6,250,000	21.98	1,393,398	10.00	1,393,398	10.00

Daniel Clozza,	5,430,000	21.77	5,430,000	38.07	5,430,000	38.07

Martin Tutschek	1,524,000	5.35	1,524,000	10.04	1,524,000	10.04

Jackie Dawydiuk	1,500,000	5.27	1,500,000	10.76	1,500,000	10.76

Notes:

(1) Does not include options owned by directors or officers. Options are disclosed previously.

(2) Shares beneficially owned or held by Mr Teeny are registered to Teeny Acquisitions, LLC

(3) Shares beneficially owned or held by Mr McManus are registered to Aliya Life Settlement, LLC.

(4) On June 27, 2007 the record date, the Company issued 13,933,983 Series ”A” Preferred Non-Dilutive shares to all the existing registered and beneficial common shareholders on a one (1) for one (1) PRO RATA basis. The Series “A’ Preferred Non-Dilutive shares are convertible, as a Series into common shares of the Company provided a majority of the Series “A” Preferred shareholders vote in favour of converting the entire Series. The Series will convert into a number of common shares that will represent 50% of the number of fully diluted common shares after conversion.

(5) On June 27, 2007 the record date, the Company issued 13,933,983 Series ”B” Preferred Shares to all the existing registered and beneficial common shareholders on a one (1) for one (1) PRO RATA basis. The Series “B” Preferred shares are convertible into common shares of the Company on a one for one basis by shareholders of record as of June 27, 2007.

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

Subsequent to fiscal year end September 30, 2007, the Company acquired a 25% interest in a resort multi use development property in Needles California for US$1,000,000. The property on the Colorado River has its own marina with a 20,000 square foot storage facility for marine based activity. It is anticipated in the long term to have a product offering for the travel membership in a location that has an extended season of favorable weather conditions. This purchase has been classified on our balance sheet as an investment in non-current assets. The project is controlled and/or operated by a director of the Company (see VII(b) Related Party Transactions).

During the period ended September 30, 2007, the Company paid $ Nil, (December 31, 2006 – $ Nil, December 31, 2005- $ Nil) in management fees and $nil – 2007, (December 31, 2006 - $nil, December 31, 2005, $14,430) in consulting fees to directors. The Company also reimbursed $113,297 for the period ended September 30, 2007, (December 31, 2006 - $159,715, December 31, 2005 - $220,625) to directors for expenditures made on behalf of the Company.

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

ITEM VIII. FINANCIAL INFORMATION

A)     CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

This Annual Report contains the consolidated financial statements for the Company for the fiscal periods ended September 30, 2007(restated), and December 31, 2006(restated), and 2005 which contain an Auditors’ Report dated March 12, 2008, Consolidated Balance Sheets as at September 30, 2007(restated) and December 31, 2006(restated), Consolidated Statements of Loss and Deficit, and Consolidated Statements of Cash Flows for the fiscal periods ended September 30, 2007(restated) and December 31, 2006(restated), and 2005, and Notes to Consolidated Financial Statements.

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

B)      SIGNIFICANT CHANGES

In addition to the three (3) for one (1) in the Company’s common shares on April 16, 2007 there has been an increase in the number of issued and outstanding common shares of the Company. As of July 15, 2007 the Company completed private placements for a total of $9 million USD and correspondingly issued 14,500,000 restricted common shares of the company.

On June 27, 2007 the record date, the Company issued 13,933,983 Series ”A” Preferred Non-Dilutive shares to all the existing registered and beneficial common shareholders on a one (1) for one (1) PRO RATA basis. The Series “A’ Preferred Non-Dilutive shares are convertible, as a Series into common shares of the Company provided a majority of the Series “A” Preferred shareholders vote in favor of converting the entire Series. The Series will convert into a number of common shares that will represent 50% of the number of fully diluted common shares after conversion.

On June 27, 2007 the record date, the Company issued 13,933,983 Series ”B” Preferred Shares to all the existing registered and beneficial common shareholders on a one (1) for one (1) PRO RATA basis. The Series “B” Preferred shares are convertible into common shares of the Company on a one for one basis by shareholders of record as of June 27, 2007.

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

ITEM IX. THE OFFER AND LISTING

A)      PRICE RANGE AND VOLUME OF SHARES OF COMMON STOCK

The following table sets forth the price ranges of the Company’s shares when listed on the on the OTCBB and the Pink Sheet Exchange for each of the most current five years, each of the quarters for the most current two years and each of the most current six months:

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

Note: (1) The Company’s shares were forward split on a three for one basis April 16th, 2007.

B)      PLAN OF DISTRIBUTION

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C)      MARKETS

As of January 30, 2008 the shares of Forum National Investments Ltd. are publicly traded on the OTCBB under the trading symbol FMNLF CUSIP Number 3498452067. The nature and extent of principal non-United States trading market is approximately 50% of all outstanding securities, which are held outside the United States and approximately 50% of all outstanding securities are held within the United States as of January 30, 2008 . The share price has traded at a high of $18.00 USD in 2008 and a low of $0.17 USD in 2005.

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

The Company’s Series “A” Non-Dilutive Convertible Preferred Shares without par value have no rights as to dividend rights, voting rights, rights to share in the Company’s profits and or liquidation rights. The Series “A” Convertible Preferred Shares are not, under the Company’s memorandum and articles, subject to redemption or sinking fund provisions, liability to further capital calls, nor any provisions discriminating against any existing or prospective holder of such shares as a result of such shareholder owning a substantial number of shares.

The Series ”A” Preferred Non-Dilutive shares are convertible, as a Series into common shares of the Company provided a majority of the Series “A” Preferred shareholders vote in favor of converting the entire Series. The Series will convert into a number of common shares that will represent 50% of the number of fully diluted common shares after conversion.

A majority of the shares of the Series “A” Non-Dilutive Preferred Shares outstanding must vote in favor of converting the entire Series “A” Preferred Shares outstanding into common shares before the shares of the Series “A” Preferred Shares may convert into Common Shares. On receipt of the requisite affirmative vote, the Series “A” Preferred Shares, in the aggregate shall be converted into that number of fully paid and non-assessable Common Shares that will represent 50% of the number of fully diluted common shares after conversion. Each Share of Series “A” Preferred Shares shall be convertible into Common Shares PRO RATA to its portion of the Series “A” Preferred Shares.

The Company’s Series “B” Convertible Preferred Shares without par value have no rights as to dividend rights, voting rights, rights to share in the Company’s profits and or liquidation rights. The Company’s Series “B” Convertible Preferred Shares are convertible into common shares of the Company on one common share for each preferred share held. The Series “B” Convertible Preferred Shares are not, under the Company’s memorandum and articles, subject to redemption or sinking fund provisions, liability to further capital calls, nor any provisions discriminating against any existing or prospective holder of such shares as a result of such shareholder owning a substantial number of shares.

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

Subsequent to fiscal period ending September 30, 2007, the company:

  Purchased the membership and all of the assets of Family Vacation Centers from an Ontario based Company for consideration of $ 4,000 ,000 in cash and stock on the 18th day of October 2007.

  Formed “American Life Settlement Society LLC” duly formed under the laws of the state of Delaware in the 15th day of November 2007.

  Completed contracts for the initial purchase of $30 million face value of Life Insurance policies. The Company uses an industry standard Milliman Report (consultants for the health care insurance industry) along with recent purchases and sales of similar life insurance policies, financial standing of the insurer, changes in general economic conditions, standard, actuarially developed mortality tables and industry life expectancy reports to determine an acceptable purchase price. The Company paid $2,900,029 which was funded by the recent Private Placements completed by the Company in July of 2007.

  Acquired a 25% interest in a resort multi use development property in Needles California for US$1,000,000. The property on the Colorado River has its own marina with a 20,000 square foot storage facility for marine based activity. It is anticipated in the long term to have a product offering for the travel membership in a location that has an extended season of favorable weather conditions. This purchase has been classified on our balance sheet as an investment in non- current assets. The project is controlled and/or operated by a director of the Company (see VII(b) Related Party Transactions).

D)      EXCHANGE CONTROLS

There are no governmental laws, decrees or regulations in Canada restricting the import or export of capital or affecting the remittance to the United States of interest, dividends or other payments to nonresident holders of our shares. However, the payment or crediting of interest or dividends to United States residents may be subject to applicable withholding taxes at a rate prescribed by the Income Tax Act (Canada) and modified by the provisions of the Canada-United States Income Tax Convention, 1980 (see commentary in the section entitled “Taxation” below).

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

This summary is based on the current provisions of the Income Tax Act (Canada) and regulations there under (the “ITA”) and all specific proposals to amend the ITA publicly announced prior to the date hereof by the Minister of Finance (Canada) and the current administrative practices of the Canada Revenue Agency. It has been assumed that all specific proposals to amend the ITA will be enacted in substantially their present form and that no other relevant amendments to the ITA will come into force. However, no assurance can be given to this effect. Except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations which may differ from those described herein. See “United States Federal Income Tax Consequences” below.

This summary is not exhaustive of all possible Canadian federal income tax consequences to all NonResident Holders and in particular will not be applicable where the Non-Resident Holder is a non-resident insurer carrying on an insurance business in Canada in respect of which our common shares are held or used in Canada. Nor should these comments be interpreted as legal or tax advice to any particular NonResident Holder; each of whom should consult their own tax advisors with respect to their particular circumstances.

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

Capital Gains

A Non-Resident Holder will not be subject to tax under the ITA in respect of a capital gain realized upon the disposition or deemed disposition (such as would arise on the death of an individual Non-Resident Holder) of a common share unless such share is “taxable Canadian property” to the Non-Resident Holder. A common share in the capital of our company will be taxable Canadian property to a Non-Resident Holder if (i) at any time during the five year period ending at the time of disposition of such share, the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, or the Non-Resident Holder together with all such persons owned (or had an option to acquire) 25% or more of the issued shares of any class or series of our capital stock; or (ii) the Non-Resident Holder elected under the ITA to treat such common shares as taxable Canadian property upon ceasing to be a resident of Canada prior to October 2, 1996.

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

As discussed below, we do not believe that we were a “passive foreign investment company” for the taxable year ended December 31, 2006, and we do not expect that we will be a “passive foreign investment company” for the taxable year ending December 31, 2007. (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders” below). However, there can be no assurance that the IRS will not challenge our determination concerning our “passive foreign investment company” status or that we will not be a “passive foreign investment company” for the current or any future taxable year. Accordingly, although we anticipate that we may be a QFC, there can be no assurances that the IRS will not challenge the determination made by us concerning our QFC status, that we will be a QFC for the current or any future taxable year, or that we will be able to certify that we are a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

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

H)      DOCUMENTS ON DISPLAY

Any documents referred to in this document may be inspected at the head office of the Company, #180A – 13040 No 2 Road, Richmond, British Columbia, Canada, V7E 2G1 during normal business hours.

You may also review a copy of the Company’s filings with the SEC, including exhibits and schedules filed with it, in the SEC's Public Reference Room at 100 F Street NE, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 or the Conventional Reading Rooms’ Headquarters Office at 212-551-8090 for further information on the public reference rooms. The SEC maintains a web site (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

I)      SUBSIDIARY INFORMATION

There is no information relating to the Company’s subsidiaries which must be provided in Canada and which is not otherwise called for by the body of generally accepted accounting principles used in preparing the consolidated financial statements.

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

ITEM XV. CONTROLS AND PROCEDURES

Disclosure controls and procedures

Under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, the Company reevaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of a date (the “Evaluation Date”) being September 30, 2007. Based on this evaluation these officers have concluded that as of the end of the period covered by this Annual Report on Form 20-F/A, our disclosure controls and procedures were ineffective and were not adequate to insure that the information required to be disclosed by the Company in reports it files or submits under the Exchange Act were recorded, processed, summarized and reported within the time period specified in the Commission's rules and forms.

The deficiencies in the Company's controls and procedures relates to the Company's income recognition policies. Previously, and during the period ended September 30, 2007, the Company recognized revenues when memberships were sold to customers. The Company determined that a portion of it its initial sale of memberships was deemed to fall under the SEC's Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB 104") and Emerging Issues Task Force 00-21 ("EITF 00-21"), "Accounting for Revenue Arrangements with Multiple Deliverables". SAB 104 and EITF 00-21 require the initial sales price, including all up-front fees received from new membership sales, to be amortized over the expected term of the member’s entitlement to use the Company’s vacation and travel club privileges at a future date. As discussed above, and in Note 4 to the financial statements, the financial statements contained in this amended Annual Report on Form 20-F have been restated to reflect these revenue recognition policies for the transition period ended September 30, 2007 and the year ended December 31, 2006.

Management’s annual report on internal controls over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Our management, including our Chief Executive Officer and Chief Financial Officer, reassessed the effectiveness of internal control over financial reporting as of September 30, 2007. Based on that assessment, our management concluded that there was a material weakness in our internal control over the interpretation and application of Statement of SAB No. 104 and EIC 141, as they apply to the calculation of our revenue. Specifically, the design of controls over the preparation and review of revenue did not detect that our method of accounting for membership revenue and dues was not in conformity with generally accepted accounting principles. The Company has subsequently determined that its revenue recognition policies were incorrect and it has restated its financial statements as discussed above.

Based on its assessment, including consideration of the aforementioned material weakness, and the criteria discussed above, management has revised its original conclusion relative to the effectiveness of our internal control over financial reporting as of September 30, 2007. Accordingly, management now concludes that our internal control over financial reporting was not effective at a reasonable assurance level as of September 30, 2007 or at December 31, 2006.

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Remediation Steps to Address Material Weakness

Management has dedicated significant resources to correct the accounting error relating to our revenue recognition policy and to ensure that we take proper steps to improve our internal controls and remedy our material weakness in our financial reporting and disclosure controls. Management is committed to implementing effective control policies and procedures and will continually update our Audit Committee as to the progress and status of our remediation efforts to ensure that they are adequately implemented. We believe the following actions we have taken and are taking will be sufficient to remediate the material weakness described above:

  conduct a full review of our accounting methodology for revenue recognition policy;

  assess the technical accounting capabilities of the accounting and finance departments to ensure the proper knowledge, skills, and training; and

  finance and accounting personnel to attend training sessions, covering relevant topics, which include revenue recognition and related accounting concepts.

We believe the need to restate our consolidated financial statements was not the result of any fraud or intentional wrongdoing on the part of any of our directors, officers or other employees.

Management believes that the actions described above will remediate the material weakness we have identified and strengthen our internal control over financial reporting. We expect that the material weakness will be fully remediated prior to September 30, 2009 year end. As we improve our internal control over financial reporting and implement remediation measures, we may supplement or modify the remediation measures described above. Further, we believe that, as a result of management’s in-depth review of its accounting processes, the utilization of external resources and the additional procedures management has implemented, there are no material inaccuracies or omissions of material fact in this Form 20-F/A and, to the best of our knowledge, we believe that the consolidated financial statements in this Form 20-F/A fairly present in all material aspects the financial condition, results of operations and cash flows of Forum in conformity with generally accepted accounting principles.

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

	Period Ended	Year Ended
	September	December
	30, 2007	31, 2006

Audit fees - auditing of our annual financial statements and
preparation of auditors' report.	$89,090	$41,000

Audit-related fees - review of each of the quarterly financial
statements.	-	-

Tax fees - preparation and filing of three major tax-related
forms and tax planning.	-	-

All other fees - other services provided by our principal
accountants.	-	-

Total fees paid or accrued to our principal accountants	$89,090	$41,000

Note: (1) "Audit Fees" represent fees for the audit of the Company's annual financial statements, review of the Company's interim financial statements and review in connection with the Company's statutory and regulatory filings

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services to be provided by SmytheRatcliffe. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review and attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service. The Audit Committee approved all of the engagements and fees during the period ended September 30, 2007. The Audit Committee reviews with SmytheRatcliffe whether the non-audit services to be provided are compatible with maintaining the auditors' independence. The Board has determined that, beginning with January 1, 2006, fees paid to the independent auditors for non-audit related services in any year will not exceed the fees paid for audit services during the year. Permissible non-audit services will be limited to fees for tax services, accounting assistance or audits in connection with acquisitions, and other services specifically related to accounting or audit matters such as registration statements filings or private placements or public offerings.

Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

PART III

ITEM XVII. FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item XIX hereof and filed as part of this Annual Report. Included are audited consolidated balance sheets as at September 30, 2007 (restated) and December 31, 2006 (restated) and the consolidated statements of operations and deficit and cash flows for each of the period ended September 30, 2007 (restated) and the years ended December 31, 2006 (restated) and 2005, including the Auditors’ Report to Shareholders.

These financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars. Such financial statements have been reconciled to U.S. GAAP (see note 19 therein). For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see “Item III - Key Information, Selected Financial Data – Exchange Rate Data”.

ITEM XVIII. FINANCIAL STATEMENTS

Not applicable.

ITEM XIX. EXHIBITS

Exhibits attached to this Form 20-F are as follows:

Financial Statements

(i)           Management’s Responsibility to Financial Reporting.

(ii)          Auditors’ Report dated March 12, 2008, except as to Note 4 which is as of March 2, 2009

(iii)         Consolidated Balance Sheets as at September 30, 2007(restated) and December 31, 2006(restated).

(iv)         Consolidated Statements of Operations and Deficit for the period ended September 30, 2007(restated) and the years ended December 31, 2006(restated) and 2005.

(v)          Consolidated Statements of Cash Flows for the period ended September 30, 2007(restated) and the years ended December 31, 2006(restated) and 2005

(vi)        Notes to the Consolidated Financial Statements for the period ended September 30, 2007(restated) and the years ended December 31, 2006(restated) and 2005. Financial Statements Schedules are omitted because they are not applicable, not required or because the required information is included in the consolidated financial statement or notes thereto filed within.

Exhibit	Description
1.1	Registered Incorporation Memorandum(1)
1.2	Articles of Continuance into Ontario(2)
1.3	Articles of Amendment, Change of Name(2)
1.4	Articles of Amendment, Authorization of Preferred Shares including Designation of Series “A” and Series “B” Preferred Share(3)
4.1	2094711 Ontario Limited., Commission Agreement January 1, 2006(3)
4.2	Loan Agreement, dated September 21, 2005(4)
4.2.(i)	First Amendment to Loan Agreement, dated October 11, 2005(4)
4.2.(ii)	Second Amendment to Loan Agreement, dated November 6, 2006 (4)
4.2.(iii)	Third Amendment to Loan Agreement, dated May 2, 2007 (4)
4.3	Purchase Agreement. International Fitness Vacations (BC) Ltd., December 31, 2006(4)
4.4	Letter of Intent. Gala Travels, February 19, 2007(4)
4.5	Servicing Agreement. Vision 200 travel, dated October 15, 2007
4.5	Purchase Agreement. Family Vacation Centers and 1508812 Ontario Inc., October 18, 2007(4)
4.6	Addendum to Purchase Agreement. Family Vacation Centers and 1508812 Ontario Inc., November 2, 2007(4)
4.7	Disclosure Consent Chris Small Marine Surveyors Ltd., dated November 10, 2008
8.1	List of Subsidiaries
11.1	Code of Ethics, January 1, 2003(3)
12.1	Section 302 Certification of Chief Executive Officer
12.2	Section 302 Certification of Chief Financial Officer
13.1	Section 906 Certification of Chief Executive Officer
13.2	Section 906 Certification of Chief Financial Officer

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

Date: April 2, 2009	FORUM NATIONAL INVESTMENTS LTD.

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
President

March 12, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF FORUM NATIONAL INVESTMENTS LTD.

We have audited the consolidated balance sheets of Forum National Investments Ltd. as at September 30, 2007 and December 31, 2006 and the consolidated statements of operations and deficit and cash flows for the period ended September 30, 2007 , and the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
March 12, 2008
       except as to note 4 which is as of March 2, 2009.

COMMENTS BY AUDITORS FOR US READERS ON CANADA – US REPORTING DIFFERENCES

In the United States, reporting standards for auditors requires the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going-concern, such as those described in note 2 to the consolidated financial statements. Our report to the shareholders dated March 12, 2009 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the notes to the financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
March 12, 2008
      except as to note 4 which is as of March 2, 2009.

7th Floor, Marine Building	Fax:	604.688.4675
355 Burrard Street, Vancouver, BC	Telephone:	604.687.1231
Canada V6C 2G8	Web:	SmytheRatcliffe.com

FORUM NATIONAL INVESTMENTS LTD.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

	September 30,	December 31,
	2007	2006
	(Restated – note 4)	(Restated – note 4)
Assets

Current
Cash and cash equivalents	$8,624,205	$641,253
Short-term investments	14,210	14,210
Accounts and notes receivable	360,634	440,358
Other receivables	265,183	357,121
Prepaid expenses	–	12,208
Total Current Assets	9,264,232	1,465,150

Deferred Organization Costs	149,976	–
Property and Equipment (note 7)	9,100,127	7,276,372
Deferred Costs, net (note 9)	1,491,275	1,352,796
Intangibles, net (note 8)	30,276	7,500

Total Assets	$20,035,886	$10,101,818

Liabilities and Shareholders’ Equity

Current
Accounts payable and accrued liabilities	$491,250	$669,014
Current portion of deferred revenue (note 9)	675,897	765,854
Advances against future revenue streams (note 10)	8,182	25,321
Current portion of long-term debt (note 12)	227,567	49,263
Convertible debentures (note 11)	40,486	40,486
Loans from related parties (note 16)	288,552	330,599
Total Current Liabilities	1,731,934	1,880,537

Deferred Revenue (note 9)	1,389,678	1,389,587
Long-Term Debt (note 12)	3,988,031	4,029,516
Total Liabilities	7,109,643	7,299,640

Shareholders’ Equity

Capital Stock (note 13)	24,194,793	14,802,797
Contributed Surplus (note 13(e))	2,944,536	–
Deficit	(14,213,086)	(12,000,619)
Total Shareholders’ Equity	12,926,243	2,802,178

Total Liabilities and Shareholders’ Equity	$20,035,886	$10,101,818

Going-concern (note 2)
Commitments (note 15)
Subsequent events (note 18)

Approved on behalf of the Board:

“Dan Clozza” (signed)	Director	“Martin Tutschek” (signed)	Director
Dan Clozza		Martin Tutschek

See accompanying notes to consolidated financial statements.

FORUM NATIONAL INVESTMENTS LTD.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

	Period Ended
	September 30,	Years Ended December 31,
	2007	2006	2005
	(Restated – note 4)	(Restated – note 4)
Revenues
Membership sales and travel	$1,270,800	$1,898,328	$4,157,556
Membership dues	1,050,116	1,648,637	1,690,200
Interest	149,275	53,251	75,760
Miscellaneous	102,447	477,482	–
	2,572,638	4,077,698	5,923,516

Expenses
Commission costs	518,363	687,784	1,277,223
Wages	492,490	1,081,049	1,179,624
Legal and accounting	220,814	163,756	274,231
Office and related	191,356	238,216	175,666
Condominium rentals	162,210	185,969	261,768
Rent	130,196	186,550	200,792
Automotive	98,370	157,075	117,048
Amortization	68,106	7,830	7,319
Travel	59,436	142,105	88,384
Bank charges and interest	46,330	85,223	101,538
Bad debts (recovery)	23,697	(14,007)	238,509
Consulting fees	15,608	53,423	33,800
Parts and maintenance	15,422	13,106	42,984
Insurance	14,649	25,935	34,819
Other	12,092	5,906	16,717
Equipment leases	9,187	16,700	33,651
Advertising and promotion	8,957	13,826	9,573
Investor relations	6,865	16,771	1,299
Postage, copying and printing	6,032	41,526	48,269
Direct selling	–	93,147	84,575
Foreign exchange gain	(259,611)	–	–
Stock-based compensation (note 13)	2,944,536	–	–
	4,785,105	3,201,890	4,227,789

(Loss) Income Before Income Taxes	(2,212,467)	875,808	1,695,727
Income Taxes Recovery (Expense) (note 14)	–	(453)	(43,923)

Net (Loss) Income for Period	(2,212,467)	875,355	1,651,804
Deficit, Beginning of Period	(12,000,619)	(12,664,990)	(14,316,794)
Adjustment on Acquisition of Subsidiary (note 5)	–	(210,984)	–
Deficit, End of Period	$(14,213,086)	$(12,000,619)	$(12,664,990)

Basic and diluted (loss) earnings per share	$(0.20)	$0.17	$0.30

Weighted average number of
common shares outstanding – Basic and diluted	11,140,573	5,098,086	5,444,661

See accompanying notes to consolidated financial statements.

FORUM NATIONAL INVESTMENTS LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Period Ended
	September 30,	Years Ended December 31,
	2007	2006	2005
	(Restated – note 4)	(Restated – note 4)

Operating Activities
Net (loss) income	$(2,212,467)	$875,355	$1,651,804
Items not involving cash:
Deferred revenue	(829,254)	(1,299,300)	(3,367,166)
Deferred commission costs	416,063	687,784	1,239,223
Amortization	68,106	7,830	7,319
Accretion of discount on advances against
future revenue streams	–	–	46,508
Revenue recognized on advances against
future revenue streams	(17,139)	(67,680)	(209,177)
Stock-based compensation	2,944,536	–	–
Unrealized foreign exchange gain	(644,350)	–	–
	(274,505)	203,989	(631,489)

Changes in non-cash operating working capital:
Accounts, notes and other receivables	171,663	(144,206)	216,389
Prepaid expenses	12,208	11,600	4,478
Inventory - condos	–	3,433	12,194
Long-term receivables	–	–	285,478
Deferred costs	(554,543)	(517,843)	388,397
Accounts payable and accrued liabilities	(177,763)	(452,395)	223,130
Deferred revenue	739,386	894,216	45,307
Deferred gain	–	(81,022)	(149,782)
	190,951	(286,217)	1,025,591

Cash (Used in) Generated from Operating Activities	(83,554)	(82,228)	394,102

Investing Activities
Short-term investment	–	(10,710)	–
Purchase of property and equipment	(1,882,212)	(2,689,738)	(667,965)
Purchase of intangible property	(32,425)	–	–
Organization costs	(149,976)	–	–
Cash Used in Investing Activities	(2,064,613)	(2,700,448)	(667,965)

Financing Activities
Net proceeds received on share issuance	9,391,996	–	–
Proceeds from advances against future revenue
streams (note 8)	–	–	42,422
Amounts due to (from) related parties	–	199,684	(350,779)
Loans from (to) related parties	(42,047)	91,223	(15,618)
Current portion of long-term debt	178,304	49,263	–
Long-term debt	602,866	2,704,525	1,324,991
Reduction in capital stock on disposal of asset	–	(350,000)	–
Adjustment to accumulated deficit	–	(210,984)	–
Cash Provided by Financing Activities	10,131,119	2,483,711	1,001,016

Increase (Decrease) in Cash	7,982,952	(298,965)	727,153
Cash and Cash Equivalents, Beginning of Period	641,253	940,218	213,065

Cash and Cash Equivalents, End of Period	$8,624,205	$641,253	$940,218

Supplemental cash flow information (note 17)

See accompanying notes to consolidated financial statements

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

2.      Going-Concern

For the period ended September 30, 2007, the Company had a net loss of $2,212,467 compared to net income of $875,355 and $1,651,804 for the years ended December 31, 2006 and 2005, respectively. For the period ended September 30, 2007, the Company used cash in operating activities in the amount of $83,554 ($82,228 for the year ended December 31, 2006 and generated cash of $394,102 for the year ended December 31, 2005) and at September 30, 2007 had a working capital surplus of $7,532,298 (deficiency of $415,387 at December 31, 2006) and shareholders’ equity of $12,926,243 (December 31, 2006 – $2,802,178).

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

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and include the accounts of the Company and the following wholly owned subsidiaries:

	Incorporating	Date of Acquisition
Subsidiaries	Jurisdiction	or Incorporation

inTRAVELnet.com inc.	Alberta, Canada	November 9, 1999
Intravelnet Ltd.	Ontario, Canada	July 25, 2003
ATM Travel Group Ltd. (“ATM”)	British Columbia, Canada	April 3, 2000
International Fitness Vacations (BC) Ltd. (note 5)	British Columbia, Canada	December 31, 2006
Price Shield Systems Inc. (note 5)	Washington State, USA	February 27, 2007

All significant intercompany balances and transactions have been eliminated.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Period ended September 30, 2007 and the years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

3.	Significant Accounting Policies (continued)

	(a)	Basis of presentation (continued)

As described in note 19, Canadian GAAP differs in certain material aspects from accounting principles generally accepted in the United States.

	(b)	Revenue recognition

The Company generates revenue from the sale of memberships and dues. The Company determined that a portion of it its initial sale of memberships was deemed to fall under the SEC's Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB 104") and Emerging Issues Task Force 00-21 ("EITF 00-21"), "Accounting for Revenue Arrangements with Multiple Deliverables". SAB 104 and EITF 00-21 require the initial sales price, including all up-front fees received from new membership sales, to be amortized over the expected term of the member’s entitlement to use the Company’s vacation and travel club privileges at a future date. For lifetime memberships the calculation of the expected membership term is based on five years which was based on management’s best estimate of the length of time each member continues with the Company. Membership dues are allocated to the period to which they relate and recognized accordingly. Membership dues billed and received in advance are reflected as deferred revenues in the statement of financial position.

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

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Period ended September 30, 2007 and the years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

3.	Significant Accounting Policies (continued)

	(d)	Property and equipment

The annual rates applied are as follows:

Asset	Basis	Rate

Motor vessel	Straight-line	4%
Service boats	Straight-line	10%
Equipment	Straight-line	20%
Computers	Straight-line	30%
Leasehold improvements	Term of lease	5 years

(e)	Deferred organization costs

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

The Company has entered into arrangements whereby future streams of certain financed membership cash flows are sold to a third party (“Lender”) while the Company is committed to provide the future services under these membership contracts. The Company receives cash proceeds on the sale at a discount to the future proceeds that the Lender is expected to receive from the customers. The Lender has recourse against the Company should the amounts become uncollectible, and the Company establishes a reserve for such amounts. For accounting purposes, the discounted proceeds have been recorded as a liability at the time of the transaction (note 10), which is credited to the gross value through a charge to interest expense over the term of the membership contracts. The related revenue is recorded as a reduction of the liability to reflect the membership services rendered by the Company with the resulting reduction in the Company’s potential obligation, in accordance with its revenue recognition policy (note 3(b)).

	(i)	Earnings per share

Basic earnings per share is calculated based on the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share.

	(j)	Income taxes

Income taxes are accounted for under the asset and liability method. Future income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and operating loss carry- forwards. Future income tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantial enactment date. To the extent that it is more likely than not those future income tax assets will not be realized, a valuation allowance is provided for the excess.

	(k)	Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates include the valuation of accounts receivable, impairment of assets including intangible assets, rates for amortization and revenue recognition, balances of accrued liabilities, valuation allowance for future income tax assets and the determination of the variables used in the calculation of stock-based compensation. While management believes the estimates used are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

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

	(m)	Deferred costs

Sales commissions are deferred and amortized to operations on the same basis as the related membership sales are recognized as revenue.

4.	Change in Accounting Policy

The restatements to the September 30, 2007 and December 31, 2006 consolidated financial statements as previously reported result from the following accounting miscalculation: The Company recognized revenue and the related commission costs erroneously on the sale of its vacation club memberships in fiscal 2006 and 2007. The Company had previously accounted for the full membership contract value in the year sold if more than 10% of the face value was received during those periods. Additionally, the related commissions were erroneously recognized on the same basis as the related membership revenues.

The Company has amended the miscalculation and recognizes revenue on the sale of memberships and the related commission costs in accordance with the significant accounting policies described in notes 3(b) and 3(m).

The change recognizes membership sales and related commission if less than 10% of face value was received in the period incurred and amortizes in accordance with the significant accounting policies described in notes 3(b) and 3(m) resulting in an increase in other receivables by $8,911 (December 31, 2006 - $33,840). The effect of this change was to increase deferred costs by $1,491,275 (December 31, 2006 - $1,352,796) with a corresponding decrease in commission expense of $213,265 (December 31, 2006 - $1,251,277) and an increase to deferred revenue – current portion of $675,897 (December 31, 2006 - $765,854) and an increase in deferred revenue of $1,389,678 (December 31, 2006 - $1,389,587) with corresponding decrease in membership sales and travel revenue of $9,849 (December 31, 2006 - $ 2,020,081) and an increase to deficit at September 30, 2007 of $565,389 (increase at September 30, 2006 - $768,805).

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Period ended September 30, 2007 and the years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

4.	Change in Accounting Policy (continued)

At September 30, 2007, the restatements resulted in changes to the previously reported carrying values of assets, liabilities and shareholders’ equity as follows:

	Previously
	Reported	Adjustments	Restated

Assets
Other receivables	$256,272	$8,911	$265,183
Deferred costs	$–	$1,491,275	$1,491,275

Liabilities
Current portion of deferred revenue	$–	$675,897	$675,897
Deferred Revenue	$–	$1,389,678	$1,389,678

Shareholders’ Equity
Deficit	$(13,647,697)	$(565,389)	$(14,213,086)

The restatements resulted in changes to the previously reported amounts in the consolidated statements of operations and deficit for the period ended September 30, 2007, as follows:

	Previously
	Reported	Adjustments	Restated
Revenue
Membership sales and travel	$1,280,649	$(9,849)	$1,270,800
Expenses
Commission costs	$731,628	$(213,265)	$518,363
Net Loss for Period	$(2,415,883)	$203,416	$(2,212,467)
Deficit, End of Period	$(13,647,697)	$(565,389)	$(14,213,086)

Basic and diluted loss per share	$(0.22)	$0.02	$(0.20)

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Period ended September 30, 2007 and the years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

4.	Change in Accounting Policy (continued)

At December 31, 2006, the restatements resulted in changes to the previously reported carrying values of assets, liabilities and shareholders’ equity as follows:

	Previously
	Reported	Adjustments	Restated

Assets
Other receivables	$323,281	$33,840	$357,121
Deferred costs	$–	$1,352,796	$1,352,796

Liabilities
Deferred revenue - current portion	$–	$765,854	$765,854
Deferred Revenue	$–	$1,389,587	$1,389,587

Shareholders’ Equity
Deficit	$(11,231,814)	$(768,805)	$(12,000,619)

The restatements resulted in changes to the previously reported amounts in the consolidated statements of operations and deficit for the year ended December 31, 2006, as follows:

	Previously
	Reported	Adjustments	Restated
Revenue
Membership sales and travel	$3,918,409	$(2,020,081)	$1,898,328
Expenses
Amortization of deferred commission costs	$1,939,061	$(1,251,277)	$687,784
Net Income for Year	$1,644,160	$(768,805)	$875,355
Deficit, End of Year	$(11,231,814)	$(768,805)	$(12,000,619)

Basic and diluted earnings per share	$0.32	$(0.15)	$0.17

5.	Acquisitions

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

(b)

Effective December 31, 2006, the Company completed the purchase of 100% of the outstanding capital stock of International Fitness Vacations (BC) Ltd. (“Fitness Vacations”) from an officer and director of the Company in the amount of $550,000. The newly acquired company is a full service gym and also markets gym memberships with a travel component. Consideration given was settlement of $441,260 of advances by the Company to the owner of the shares of Fitness Vacations (who is also a shareholder of the Company including the President and Director), and settlement of $108,740 of advances to Fitness Vacations.

The assets and liabilities of Fitness Vacations at the time of acquisition were:

Purchase price	$550,000

Purchase price allocation
Equipment	$206,798
Leasehold improvements	150,000
Accounts payable	(17,782)

Net identifiable assets acquired	339,016
Excess of purchase price over net identifiable assets acquired	210,984

Total	$550,000

Canadian GAAP requires that any assets or liabilities acquired in a non-arms length transaction be recorded in the Company’s records at the carrying value of the vendor. The amounts above attributed to net identifiable assets approximate their carrying value in the records of Fitness Vacations. The amount attributed to “excess of purchase price over net identifiable assets acquired” has been charged to deficit, beginning of period.

6.      Financial Instruments

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

6.      Financial Instruments (continued)

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

The Company is exposed to currency risk in relation to their US dollar financing referred to in note 12. The Company has not entered into any foreign currency contracts to mitigate this risk.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Period ended September 30, 2007 and the years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

7.      Property and Equipment

		Accumulated	Net Book
September 30, 2007	Cost	Amortization	Value

Motor vessel	$8,796,989	$–	$8,796,989
Equipment	211,373	35,595	175,778
Computers	7,737	4,692	3,045
Leasehold improvements	147,792	23,477	124,315

	$9,163,891	$63,764	$9,100,127

		Accumulated	Net Book
December 31, 2006	Cost	Amortization	Value

Motor vessel	$6,915,556	$–	$6,915,556
Service boats	49,979	49,979	–
Equipment	210,592	2,097	208,495
Computers	7,737	1,671	6,066
Leasehold improvements	147,794	1,539	146,255

	$7,331,658	$55,286	$7,276,372

At September 30, 2007, the Company’s motor vessel is under construction and its cost is therefore not being amortized.

8.      Intangibles

	September 30,	December 31,
	2007	2006

Purchased intangibles	$32,425	$25,000
Accumulated amortization	2,149	17,500

	$30,276	$7,500

9.      Deferred Revenue

	September 30,	December 31,
	2007	2006
		Restated – note 4

Deferred membership sales	$2,065,575	$2,155,441
Less: Current portion	675,897	765,854

	$1,389,678	$1,389,587

Deferred costs	$1,907,338	$2,040,580
Accumulated amortization	416,063	687,784

	$1,491,275	$1,352,796

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Period ended September 30, 2007 and the years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

9.      Deferred Revenue

The deferred membership sales and dues relates to the portion of revenue that entitles members to use the Company’s vacation and travel club privileges at a future date up to September 30, 2012. The revenue is recognized as indicated in note 3(b).

During 2007, the Company entered into travel club membership agreements with a total value of $739,788 (year ended December 31, 2006 - $784,845 and year ended December 31, 2005 - $990,645). The following table reconciles the total value of these travel club memberships entered into during the period to the amounts due to be received in future years from these agreements. As described in note 3(b), the revenue from these memberships are recognized evenly over the term of the membership.

	September 30,	December 31,	December 31,
	2007	2006	2005

Travel club memberships entered
into during the period	$739,788	$784,845	$990,645

Amount recognized as revenue
during the period	(63,401)	(92,706)	(110,384)

Future years’ revenue to be earned from
current period membership agreements	676,387	692,139	880,261

Cash collected during the period related to
future years’ revenues	(503,947)	(483,773)	(690,317)

Amounts due to be received in subsequent years
from current period membership agreements	$172,440	$208,366	$189,944

10.    Advances Against Future Revenue Streams

During the year ended December 31, 2006, the Company sold future streams of revenue as described in note 3(h). The activity is summarized as follows:

	September 30,	December 31,
	2007	2006

Balance, beginning of period	$25,321	$93,001
Proceeds from sale of future revenue streams, net of
discount, reserve and buybacks	–	17,940
Accretion of discount to interest expense during the period	–	23,747
Recognition of membership revenues during the period	(17,139)	(109,367)

Balance, end of period	$8,182	$25,321

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Period ended September 30, 2007 and the years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

11.    Convertible Debentures

The conversion feature of the debentures allows for the debenture holder to convert the capital at a rate of US $6.00 to US $12.50 per common share of the Company. The Company would have to issue 4,622 common shares, if 100% of the debentures were converted. During 2007, $nil (December 31, 2006 - $nil) convertible debentures were converted to common shares.

12.    Long-Term Debt

The Company has secured a long-term loan to complete the refit project of the vessel.

	September 30,	December 31,
	2007	2006

Construction loan in US funds to complete vessel refit project, convertible into a permanent loan at completion, amortizing
over 10 years, bearing interest at the per annum LIBOR plus
3.25% monthly published rate	$4,215,598	$4,078,779

Less: Current portion	227,567	49,263

Long-term portion	$3,988,031	$4,029,516

The loan is secured by the motor vessel and by a guarantee from one of the directors of the Company.

13.    Capital Stock

(a)	The authorized capital stock:

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

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Period ended September 30, 2007 and the years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

13.    Capital Stock (continued)

(b)	The issued capital stock of the Company is as follows:

13,933,983 Series “A” preferred shares for no consideration 13,933,983 Series “B” preferred shares for no consideration

	Number of
	Common
	Shares	Amount

Balance, December 31, 2005	5,444,661	$15,152,797
Returned to treasury	(800,000)	(350,000)

Balance, December 31, 2006	4,644,661	14,802,797
Forward share split - 3-for-1 (i)	9,289,322	–
Private placement (ii)	11,000,000	5,773,918
Private placement (iii)	3,500,000	3,650,396
Share issue costs	–	(32,318)

Balance, September 30, 2007	28,433,983	$24,194,793

(i)	On April 16, 2007, the Company's common shares were forward split on a three new for one old basis.

(ii)	On June 29, 2007, the Company completed a private placement and issued 11,000,000 common shares of the Company at US $0.50 per share for gross proceeds of $5,773,918 (US $5,500,000).

(iii)	On July 4, 2007, the Company completed a private placement and issued 3,500,000 common shares at US $1.00 per share for gross proceeds of $3,650,396 (US $3,500,000).

(c)	Options

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

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Period ended September 30, 2007 and the years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

13.    Capital Stock (continued)

(d)	Stock-based compensation (continued)

The following summarizes the outstanding stock options as at September, 30 2007 and December 31, 2006:

	Number	Exercise
	of Options	Price (US $)

Balance, December 31, 2006 and 2005	–	$–
Granted	2,835,000	$1.00

Balance, September 30, 2007	2,835,000	$1.00

The table below summarizes the attributes of the outstanding stock options as at September 30, 2007:

Options Outstanding			Options Exercisable
Exercise	Number	Remaining	Number	Exercise
Price (US $)	of Options	Contractual Life	of Options	Price (US $)

$1.00	2,835,000	4.75 years	2,835,000	$ 1.00

The fair value of stock options used to calculate stock-based compensation is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

September 30, 2007

Dividend rate	–
Expected volatility	209%
Interest rate	4.88%
Expected life	5 years

(e)	Contributed surplus

Balance, December 31, 2006 and 2005	$–
Stock-based compensation	2,944,536

Balance, September 30, 2007	$2,944,536

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Period ended September 30, 2007 and the years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

14.    Income Taxes

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	Period Ended
	September 30,	Years Ended December 31,
	2007	2006	2005
	(Restated – note 4)	(Restated – note 4)

Statutory income tax rate	33.9%	33.8%	33.8%

Statutory rate applied to income (loss) from
operations before income taxes	$(750,026)	$296,023	$558,815
Permanent differences	1,007,468	20,058	11,366
Large corporations tax and other	–	–	43,923
Non-capital losses not previously recognized	–	–	23,383
Use of losses not previously recognized	(145,279)	(315,628)	(449,025)
Tax effect of depreciation and amortization
in excess of capital cost allowance	(112,163)	–	(144,539)

Income tax expense (recovery)	$–	$453	$43,923

The significant components of the Company’s future income tax assets are as follows:

	September 30,	December 31,
	2007	2006
	(Restated – note 4)	(Restated – note 4)
Future income tax assets:
Non-capital loss carry-forwards	$1,397,920	$1,888,934
Capital loss carry-forwards	378,127	419,431
	178,155	296,537

Excess of tax basis over carrying value of assets

	1,954,202	2,604,902
Valuation allowance	(1,954,202)	(2,604,902)

Future income taxes, net	$–	$–

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

The Company has non-capital income tax loss carry-forwards of approximately $4,544,000 available to reduce future years’ taxable income expiring between 2008 and 2027.

The Company has a capital loss carry-forward of approximately $1,243,000, which can be carried forward indefinitely.

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

2008	$75,362
2009	30,470

Total	$105,832

16.	Related Party Transactions

In addition to related party transactions disclosed elsewhere in these financial statements, the following transactions have occurred:

(a)

During 2007, the Company paid $nil (year ended December 31, 2006 - $nil and year ended December 31, 2005 - $21,736) as settlement and $nil (year ended December 31, 2006 - $nil and year ended December 31, 2005 - $14,430) in consulting fees to directors or companies controlled by directors of the Company. The Company also reimbursed $113,297 (year ended December 31, 2006 - $159,715 and year ended December 31, 2005 - $220,625) to directors for expenditures made on behalf of the Company.

(b)

At September 30, 2007, directors and officers advanced $296,747 (December 31, 2006 - $257,706) to the Company in the form of loans and short-term financing. The amounts advanced from directors and officers are unsecured, non-interest bearing and repayable on demand.

(c)

During 2007, the Company wrote-off an amount of $nil (year ended December 31, 2006 - $37,396 and year ended December 31, 2005 - $8,555) being advances in lieu of expenses due from former officers and employees of the Company.

All of the above transactions and balances are in the normal course of operations and measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Period ended September 30, 2007 and the years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

17.    Supplemental Cash Flow Information

Cash flow information:

	Period Ended
	September 30,	Years Ended December 31,
	2007	2006	2005

Interest paid	$9,496	$30,950	$89,656

Taxes paid	$6,468	$453	$43,923

Excess of purchase price - gym acquisition	$–	$210,984	$–

18.	Subsequent Events

(a)

On October 18, 2007, the Company purchased the membership and all of the assets of Family Vacation Centers Ltd. for total consideration of $4.0 million payable with a cash payment of $2.0 million (paid) and through the issuance of 400,000 common shares of the Company.

	(b)	On November 15, 2007, the Company formed American Life Settlement Society LLC (“ALSS”) under the laws of the state of Delaware.

	(c)	ALSS completed the purchase of US $30 million face-value of Life Settlement insurance policies for a cost of US $3.7 million.

	(d)	The Company acquired a 25% interest in a real estate development project in Needles, California, for a price of US $1.0 million. The project is controlled and/or operated by a director of the Company.

19.    United States GAAP

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with US GAAP as summarized below:

(a)	Stock-based compensation

Under US GAAP, the issue of stock options and warrants to non-employees is accounted for under Financial Accounting Standards Board (“FASB”) Statement No. 123R (“SFAS 123R”), “Share-Based Payment”. The Company recognizes compensation expense for stock options issued to non-employees for services received based upon fair value of the services received or equity instruments issued, whichever is more reliably determined. Prior to the adoption of SFAS 123R, the Company had accounted for stock options issued to non-employees at fair value under FASB Statement No. 123 (“SFAS 123), “Accounting for Stock- based Compensation” therefore, the adoption of SFAS 123R had no effect on the Company’s accounting policy as all options were granted to non-employees. During the year ended December 31, 2002, the Company adopted the new recommendations of the CICA Handbook

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Period ended September 30, 2007 and the years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

19.    United States GAAP (continued)

(a)

Stock-based compensation (continued)

sections related to stock-based compensation payments (note 3(c)). Under this policy, stock options issued to non-employees after December 31, 2001 are accounted for consistently with US GAAP. Under Canadian GAAP, stock options issued to non-employees prior to December 31, 2001 were not valued and no stock- based compensation expense was recorded. Therefore, for the year ended December 31, 2002, the measurement difference for non-employee stock options relates to options granted prior to January 1, 2002.

The fair value of the stock options and warrants granted to non-employees during the years ended December 31, 2001 and 2000 were estimated on the date of grant using the Black-Scholes option pricing model and the following weighted average assumptions:

	2001	2000

Expected volatility	1.73	1.98
Risk-free rate	5.48%	4.23%
Dividend yield	0%	0%
Expected life of options	0.6 years	1.6 years

Accounting for the non-employee options on this basis would result in recording additional compensation expense and capital stock of $684,664 from the year of adoption of SFAS No. 123 to September 30, 2007.

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

During the year ended December 31, 2001, goodwill relating to the acquisition of Fitness Vacations was written down, and as such, the additional goodwill recorded on the acquisition under US GAAP was written off. Accordingly, as at December 31, 2006 and 2005 the application of US GAAP would result in an increase in capital stock and deficit of $1,217,705.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Period ended September 30, 2007 and the years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

19.    United States Generally Accepted Accounting Principles Reconciliation (continued)

(b)	Valuation of stock issued for assets and services (continued)

(ii)

During the years ended December 31, 2001 and 2000, the Company settled a number of accounts payable by the issuance of stock options and common shares. For Canadian GAAP purposes, the transactions were recorded at the carrying value of services received. For US GAAP purposes, the transactions would be valued based on the market value of the options or shares issued. Accordingly, for the years ended December 31 2006 and 2005, the application of US GAAP would result in an increase in capital stock and deficit of $695,681.

(iii) During the period ended September 30, 2007, and the years ended December 31, 2006 and 2005, the Company did not issue shares under its incentive share purchase plan (note 3(c)).

(c)	Deferred organization costs

During the period ended September 30, 2007 the Company deferred costs associated with setting up its Life Settlement business. In April 1998, the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position (“SOP”) No. 98-5, “Reporting on the Costs of Start-Up Activities”. The SOP is intended to provide guidance on how organizations should report start-up and organization costs. SOP No. 98-5 requires that such costs be expensed, rather than capitalized, which has been the usual practice. The application of US GAAP would result in a decrease in total assets of $149,976 (year ended December 31, 2006- $nil) and an increase in deficit of $149,976 (year ended December 31, 2006 - $nil and year ended December 31, 2005 - $nil).

(d)	Purchased intangibles

During the period ended September 30, 2007, the Company acquired access rights to wholesale priced condo accommodation. For Canadian GAAP purposes, the license is treated as an intangible asset and amortized on a straight-line basis over ten years. For US GAAP purposes, the acquisition of the license would be expensed in the year incurred. The application of US GAAP would result in a decrease in total assets of $30,276 (December 31, 2006 - $nil) and an increase in deficit of $30,276 (year ended December 31, 2006 - $nil and year ended December 31, 2005 - $nil).

(e)	Recent accounting pronouncements

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

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Period ended September 30, 2007 and the years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

19.    United States Generally Accepted Accounting Principles Reconciliation (continued)

(e)	Recent accounting pronouncements (continued)

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

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Period ended September 30, 2007 and the years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

19.    United States Generally Accepted Accounting Principles Reconciliation (continued)

(e)	Recent accounting pronouncements (continued)

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

(f)	Reconciliation

The effect of the differences between Canadian GAAP and US GAAP (including practices proscribed by the SEC) on the consolidated balance sheets and statements of operations and deficit as restated (note 4) are summarized as follows:

(i) Total Assets

	September 30,	December 31,
	2007	2006
Total Assets under Canadian GAAP	$20,035,885	$10,101,818
Adjustment for deferred organization costs (note 19(c))	(149,796)	–
Intangibles, net (note 19(d))	(30,276)	–

Total Assets under US GAAP	$19,855,813	$10,101,818

(ii)	Capital stock

	September 30,	December 31,
	2007	2006

Capital stock, under Canadian GAAP	$24,194,793	$14,802,797
Contributed surplus	2,944,536	–
Adjustment for stock-based compensation
for non-employees (note 19(a))	684,664	684,664
Adjustment for acquisition of Fitness Vacations (note 19(b)(i))	1,217,705	1,217,705
Adjustment for accounts payable settled by share issuances
(notes 19(b)(ii) and (iii))	695,681	695,681

Capital stock, under US GAAP	$29,737,379	$17,400,847

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Period ended September 30, 2007 and the years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

19.    United States Generally Accepted Accounting Principles Reconciliation (continued)

(f)	Reconciliation (continued)

(iii)	Deficit

	Period ended
	September 30,	Years Ended December 31,
	2007	2006	2005

Deficit, under Canadian GAAP	$(14,213,086)	$(12,000,619)	$(12,664,990)
Adjustment for deferred organization
costs (note 19(c))	(149,976)	–	–
Adjustment for intangibles (note 19(d))	(30,276)	–	–
Adjustment for stock-based
compensation for non-employees
for non-employees (note 19(a))	(684,664)	(684,664)	(684,664)
Adjustment for acquisition of Fitness
Vacations (note 19(b)(i))	(1,217,705)	(1,217,705)	(1,217,705)
Adjustment for accounts payable settled
by share issuances (note 19(b)(ii))	(695,681)	(695,681)	(695,681)

Deficit, under US GAAP	$(16,991,388)	$(14,598,669)	$(15,263,040)

(iv)	Net income (loss) and earnings (loss) per share for:

	Period Ended
	September 30,	Years Ended December 31,
	2007	2006	2005

Net income (loss) for the period,
under Canadian GAAP	$(2,212,467)	$875,355	$1,651,804
Adjustment for deferred organization costs
(note 19(c))(149,976)	(149,976)
Adjustment for intangibles (note 19(d))	(30,276)	–	–

Net income (loss) for the period,
under US GAAP$	(2,392,719)	$875,355	$1,651,804

Basic and diluted earnings (loss) per
share, under US GAAP	$(0.21)	$0.17	$0.30