Form 20-F
period 2008-09-30
FORUM NATIONAL INVESTMENTS LTD
filed 2009-05-15
CIK 1065579

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

____ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

  X   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

September 30, 2008

OR

____ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

____ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from _______________________

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 28,463,983

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ___ No X

If this report is an annual or transitional report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ___ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes X No ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” on Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ___	Accelerated filer ___	Non-accelerated filer X

Indicate by check mark which basis of accounting used to prepare the financial statements included in this filing:

US GAAP ___	International Financial Reporting Standards as issued by the International Accounting Standards Board ___	Other X

If “Other” has been checked in response to the previous questions, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 X Item 18 ___

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ___ No X

FORUM NATIONAL INVESTMENTS LTD.

GENERAL

In this Annual Report on Form 20-F, all references to “Forum”, or the “Company” refer to Forum National Investments, Ltd. and its subsidiaries and affiliated companies. References to this “Form 20-F” and this “Annual Report” mean references to this Annual Report on Form 20-F for the period ended September 30, 2008.

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

  our ability to secure additional financing and grow operating cash flow;

  our ability to compete successfully in the Life Settlement marketplace and source adequate amounts and appropriate pricing of Life Settlement policies.

  application of critical accounting policies and the effect of accounting pronouncements on our results of operations;

  our focus on key long-term objectives, including diversifying our type of membership offerings, maintaining and expanding current membership levels through various marketing channels, and improving all levels and areas of service;

  other statements related to our business and results of operations.

Forward looking statements are made based on management’s reasonable beliefs, estimates and opinions on the date the statements are made. However, these forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risk factors include, but are not limited to, general economic conditions, our ability to generate sufficient cash flows to support capital expansion plans; changing travel and lifestyle trends of consumers; competition; pricing and availability of services; insurance laws and regulations and changes thereto that may affect the way our services are marketed, provided and sold; and political and economic uncertainties including exchange controls, currency fluctuations, taxation and other laws or governmental economic, fiscal, monetary or political policies of Canada and the United States affecting foreign travel, investment and taxation and other factors beyond our reasonable control, which, in turn, could affect our current or future operations. See “Key Information – Risk Factors”. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. The reader is cautioned not to place undue reliance on forward-looking statements. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this filing. Readers should carefully review the cautionary statements and risk factors contained in this and other documents that we file from time to time with the Securities and Exchange Commission.

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

ITEM III. KEY INFORMATION

A) SELECTED FINANCIAL DATA

Set forth below is certain selected financial data for the Company for the year-end fiscal periods 2004 to 2008. The following information must be read in conjunction with the more detailed financial information contained in the accompanying audited financial statement. Unless otherwise stated, all references to dollars herein are to Canadian dollars. As at September 30, 2008, one United States Dollar was equal to 1.0599 Canadian dollars and that value is used in the calculations herein, unless otherwise indicated.

TABLE OF SELECTED CONSOLIDATED FINANCIAL DATA

(Stated in Canadian Dollars)

		Year Ended December 31

	Sep 30, 2008	Sep 30, 2007*	2006	2005	2004
Current Assets	$6,373,942	$9,264,232	$1,465,160	$1,707,562	$831,123
Capital Assets	12,047,502	9,100,127	7,276,372	4,591,964	3,928,818
Total Assets	26,203,459	20,035,886	10,101,818	7,948,618	7,268,071
Current Liabilities,	3,240,797	1,056,039	1,114,683	1,331,598	1,341,520
Excluding Deferred
Revenue
Deferred Revenue	3,492,166	2,065,573	2,155,441	2,560,525	4,463,163
Convertible Debentures	40,486	40,486	40,486	40,486	40,486
Long Term Debt	4,211,715	3,988,031	4,029,516	1,324,991	-
Share Capital	24,224,793	24,194,793	14,802,797	15,152,797	15,152,797
Contributed surplus	2,944,537	2,944,536	-	-	-
Deficit	(11,910,648)	(14,213,086)	(12,000,619)	(12,664,990)	(14,316,794)
Net Revenue from Operations	$9,417,264	$2,572,638	$3,984551	$5,838,941	$8,954,005
Net Income (Loss) from Operations	2,302,438	(2,212,467)	875,355	1,651,804	3,662,784

			Year Ended December 31
		Sep 30, 2008	Sep 30, 2007*	2006	2005	2004
Earnings (Loss) per	(1)	0.08	(0.20)	0.17	0.30	0.75
Share from Operations
Fully Diluted Earnings	(1)	0.03	(0.20)	0.17	0.30	0.72
per Share
Weighted Average	(1)	28,447,808	11,140,573	5,098,086	5,444,661	4,899,949
number of shares for
calculating basic and
diluted Earnings (Loss)		90,435,932	11,140,573	5,098,086	5,444,661	5,104,113
per share

Notes:

(*) The Company has changed its year end to September 30th effective for the nine months ended September 30, 2007. Fiscal period for September 30, 2007 includes nine months for comparison and does not include the October 2007, purchase of Family Vacation Centers and associated increase in revenues.

(1) Effective April 16, 2007, the Company's common shares were forward split on a three new for one old basis.

On March 30, 2009, the exchange rate for Canadian dollars was $1.00 (US) for $1.2590 (CAD), as posted by the Bank of Canada.

The high and low buying rate figures are selected from monthly figures for each month of the previous six-month period ending February 28, 2009. Daily average figures are not available from any major Canadian chartered bank.

	May	April	February	January	December	November
High	1.3000	1.2643	1.2890	1.2741	1.2969	1.2855
Low	1.2245	1.1940	1.2192	1.1823	1.1965	1.1499

Historical exchange rates for $1.00 (US) expressed in Canadian dollars over the past five years are as follows:

	2008	2007	2006	2005	2004
Period End	1.2246	1.0905	1.1653	1.1659	1.2036
Average	1.0660	1.0747	1.1340	1.2116	1.3015
High	1.2969	1.0905	1.0990	1.1507	1.1774
Low	0.9719	0.9215	1.1726	1.2704	1.3968

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

On September 30, 2008 the Canadian governments “no call registry” went into effect. The new law allows consumers who do not wish to be “solicited” and receive telemarketing calls to register on the federal government’s nationwide list. The “no call list” is receiving millions of registrants. A similar law was enacted in the United States on October 1, 2003.

In the 1990’s with the growth of the Life Settlement industry various states introduced legislation. The state legislative actions were designed to introduce consumer protection type regulations for policy holders and purchasers while the federal government with the Securities and Exchange Commission seeks to regulate the market for the protection of a purchaser. There currently exists government regulation in approximately one half of the states to ensure fair practices and protect consumers particularly from fraud, large incommensurate middleman commissions and transaction costs. A number of the larger states Texas, California and New York currently have proposals at various levels of the legislative process. It is anticipated within the next 5 years that all states will have some form of regulation governing commerce in the Life Settlement industry.

On the Federal level the U.S. Senate Special Committee on Aging plans to hold a hearing in the spring of 2009 on the life settlement industry. The committee has sent out questionnaires to market players and has met with a number of them to gain an understanding of the industry. Inquiries also have gone out to trade groups for the settlement and life insurance industries. The committee's main concern is protecting the interests of the elderly, which it considers its constituents.

The committee wants to know more about the tax ramifications for investors involved in the market, the commissions charged by brokers, regulatory issues, and the clashes between the life insurance and life settlement industries.

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

There can be no assurance that unforeseen developments or introduction of legislation, laws, and other factors in Consumer, Securities or Insurance regulations at Federal or State level will not alter the Company’s ability to achieve it growth targets for marketing and selling Travel Club programs or entering and operating in the Life Settlement market.

The Company may require additional capital to grow its Life Settlement division; if we are unable to obtain financing necessary to support our operations, we may be unable to grow this segment of the Company.

As of September 30, 2008 the Company had a working capital surplus of $2,045,142. The Company continues to successfully operate within the continually evolving and volatile travel industry. The Company believes it will generate sufficient operating capital through operations. There can be no assurances the Company will be able to generate sufficient investment from borrowing, the sale of equity, or a combination thereof to rapidly grow its life Settlement division. If additional financing is required, there is no certainty it will be available when and to the extent required or that if available, it will be on acceptable terms. If adequate funds are not available on acceptable terms, the Company may not be able to rapidly grow its business expansion. This could have a material adverse effect on the Company's planned growth.

Because of daily price and volume limitations associated with being an OTCBB quoted company, you may not be able to sell your shares of our common stock at a particular price on any particular trading day, or at all.

The Company's common stock is vulnerable to pricing and purchasing actions in the “OTCBB” market that are beyond its control and therefore persons holding or acquiring shares may be unable to resell their shares at a profit as a result of this volatility.

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

There can be no assurance that the continual fluctuations in price will not occur. In particular, subsequent to the financial period ended September 30, 2008, the price per share of the Company’s common shares fluctuated (US dollar figures) from a low of $0.75 to a high of $4.50 and a current level of $1.10.

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

On June 27, 2007 the record date, as part of a restructuring the Company issued 13,933,983 Series ”A” Preferred Non-Dilutive shares to all the existing registered and beneficial common shareholders on a one (1) for one (1) PRO RATA basis. The Series “A’ Preferred Non-Dilutive shares are convertible, as a Series into common shares of the Company provided a majority of the Series “A” Preferred shareholders vote in favor of converting the entire Series. The Series will convert into a number of common shares that will represent 100% of the number of fully diluted common shares after conversion.

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

Our success will depend to a significant extent on the efforts and abilities of our Chief Executive Officer, Mr. Dan Clozza and our Chief Financial Officer, Mr. Martin Tutschek. Messrs. Clozza and Tutschek are actively engaged in our management and together determine our strategic direction, especially with regard to investment and business development activity. An audit committee has been established with three additional directors elected to the board, and we continue the process of establishing a management structure designed to reduce our dependence on Messrs. Clozza and Tutschek, the sudden departure or reduced attention of either Messrs. Clozza or Tutschek to us could have a material adverse effect on our operations, financial condition and operating results. The Company does not maintain “key man” insurance in respect of any of its management.

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

The Company's historical core growth depends, in significant part, upon the continuing sales and marketing of its Travel Club products. If the Company is unable to secure an Operator, is unable to contract a Licensee, or implement other non traditional marketing efforts, its ability to effectively grow and expand its business could be impaired. In addition to securing an Operator or contracting a Licensee, the Company’s traditional growth has been dependent upon the success of these entities operations.

We continue to develop our network of financial planning professional, insurance brokers, and Life

Settlement provider companies. Our ability to initiate, build and grow these relationships is dependent on many factors including the purchase volume and amount of commissions received from transactions with the Company. The relationship with these individuals is fundamental to operating in this market. We have no contractual arrangements with financial planners, insurance brokers or Life Settlement providers. The Company believes that its future success will depend in large part upon its ability to attract and retain qualified personnel, Licensees or operators, and brokers or Life Settlement providers for its operations. The failure to continue to attract or retain such persons or entities could materially adversely affect the Company's business, financial condition and results of operations.

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

The Life Settlement market is a relatively new market within the financial services sector. Its continued growth and precise direction is unclear. Though the Company has been successful in Life Settlement industry to date the Company’s successful growth in the Life Settlement market may be slowed for various reasons this includes:

  The ability of the Company to compete with other Life Settlement companies;

  The ability of the Company to locate sufficient policy flow;

  The ability of the Company to successfully negotiate and close Life Settlement transactions;

  The Company’s ability to raise sufficient ongoing funding to rapidly grow the business;

  Introduction of financially burdensome governmental regulation;

We may be unable to develop and maintain a distinctive brand identity, which could damage our reputation, reduce market penetration and reduce sales.

The Company believes brand identity is important to attracting and expanding the travel club membership base and Life Settlement portfolio. The Company believes the significance of brand and name recognition will intensify should the number of competing companies increase. The Company cannot assure shareholders that it will be able to continue to maintain a distinctive brand identity that will ensure significant market recognition. Without market recognition, the Company may be unable to sell new travel club memberships or source new life settlement policies, which failure would affect growth and operating results.

Estimates of life expectancy in the Life Settlement market are uncertain at best and any material underestimation will materially affect the cost, lower the anticipated returns, and effect the liquidity of the secondary marketplace.

In the Life Settlement market, the price of a successful bid for a settlement insurance policy is based upon several variables. The most relevant being the face value of the policy, the continuing premium costs, and the anticipated life expectancy of the insured. An insured’s life expectancy is estimated from a medical life expectancy report, medical history, genetic history and actuarial data. Bids for policies are priced with this information and seek to obtain competitive yields available for other financial products with similar risk.

It is impossible to predict with accuracy of an insured’s exact life expectancy. An underestimation will result in lower returns than projected. An underestimation also increases the amount of capital necessary to be reserved for premium payments. Similarly an overestimation will result in higher returns and lower premium reserves.

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

We are a public company incorporated and domiciled under the laws of Canada. Three of our seven directors and two of our executive officers are residents of countries other than the United States. Furthermore, all or a substantial portion of their assets and our assets are located outside the United States. As a result, it may not be possible for you to:

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

The Company’s principal office is Suite 180A - 13040 # 2 Road, Richmond, British Columbia, Canada V7E 2G1, the telephone number is (604) 275 – 2170 and fax number is (604) 275-8745. The Company’s agent in Canada is KMS Corporate Services Inc, 1100 One Bentall Center, 505 Burrard Street, Box 11, Vancouver, B.C., V7X 1M5. The Company has the following web addresses: www.foruminvestments.com, www.snowbirdvacations.com, www.SpiritOfTwoThousandTen.com, www.spirityachtcharters.com, www.fitnessvacation.ca www.americanlifesettlementsociety.com, www.thealss.com.

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

In January of 2006 the Company acquired the members of an upstart Ontario Travel Club called Embassy Vacation Club. The members were offered to have their members serviced by the Company’s travel service provider Intravelnet Ltd and 110 of Embassy Vacation Club members agreed to our terms. In the first quarter of 2006, the Company signed a Commission Agreement with 2094711 Ontario Limited to secure an office location to market Travel Club memberships in the greater Toronto, Ontario area. The new office location in Pickering, Ontario commenced operations In October 2006. In early 2008 the licensee terminated their marketing operations citing the downturn in the economic climate.

In January of 2007, the Company acquired all the outstanding shares of Price Shield Systems Inc., a Washington State Corporation. Price Shields Systems Inc., sole business is a contract which facilitates the ongoing supply of resort and Condominium inventory which is marketed to the travel club membership. The Company has subsequently secured the condominium relationships directly and no longer requires or uses Price Shield Systems Inc., in any capacity. Price Shield Systems Inc is in the process of been wound down at this time.

In the first quarter of 2007 the Company entered into a servicing agreement with an Ontario and BC registered travel wholesaler to assist in servicing the Snowbird Vacations Travel Club membership. The operators’ industry knowledge and experience in the wholesale travel market combined with their centralized call center and on-line presence have been valuable in assisting the continued serving and growth of the Travel Club membership. This servicing agreement has expanded to include the servicing of the recently acquired Family Vacation Centers members.

With the recent new affiliation and contracting out of our travel services, it is unknown at this time as to the future status of the company’s subsidiary’s Intravelnet Inc., Intravelnet LTD., and ATM Travel. It is highly unlikely that the Company as the parent company will recoup inter-company loans and advances made to Intravelnet Inc and or other subsidiaries over the last several years totaling approximating $4.4 million. It is the opinion of management that the that any tax loss as result of the above mentioned losses will ultimately be carried forward and applied to offset future year’s tax obligations.

On October 16, 2007, the Company purchased the notes receivable and vacation club memberships of Family Vacation Centers from an Ontario based Company for consideration of $3,052,866 in cash and stock. The Company marketed the Family Vacation Centers membership from its Burlington Ontario location until July 4, 2008 at which time a decision was made to cease marketing and sales operations from its Burlington Ontario office citing the downturn in the economic climate.

The Company's historical core growth depends, in significant part, upon the continuing sales and marketing of its Travel Club products. If the Company is unable to secure an Operator, is unable to contract a Licensee, or implement other non traditional marketing efforts, its ability to effectively grow and expand its business could be impaired. In addition to securing an Operator or contracting a Licensee, the Company’s traditional growth has been dependent upon the success of these entities operations. (See Item 3 Risk factors, Ability to Attract and retain Successful Licensees or Operators).

The Company has completed the rebuild on its 120 feet motor vessel MV Spirit of Two Thousand and Ten. The Company had established an initial construction credit facility with Caterpillar Financial Services for up to $3 million USD which had provided funding for the project. The Company subsequently had the credit facility increased to $4.3 million USD in spring of 2007. The construction loan has been converted to a 5 year permanent loan facility of $5 million USD at a rate of 7% with an 18 year amortization. The Company spent $1,881,433 in fiscal year ending September 30, 2007, $2,949,292 in fiscal year ending September 30, 2008 and another $924,038 to March 30, 2009. A survey completed in January of 2009 by Chris Small Marine Surveyors Ltd a member of N.A.M.S., a registered Marine Surveyor indicated the Motor Vessel had an appraised estimated market value of $12 Million.

With the increasing age of baby boomers we are anticipating growth of leisure and lifestyle opportunities. Given our history of membership based organizations and servicing, the company entered and test marketed travel services combined with health club services. The two combined are referred to as a “Resort Lifestyle” offering. The desire to travel coupled with the desire to physically enjoy an active lifestyle creates an opportunity to align two membership based businesses.

On December 31, 2006, the Company completed the purchase of International Fitness Vacations (BC) Ltd. (“Fitness Vacations”), by obtaining 100% of the outstanding shares held by an officer and director of the Company for consideration (see VII(b) Related Party Transactions). The wholly-owned subsidiary is involved solely in the marketing of gym memberships at this time. The unique product offering of the two services combined has yet to be implemented.

In 2005, Forum began to investigate the business opportunities in the secondary Life Insurance market also known as “Life Settlements”. The Company is entering into the business of purchasing life insurance policies from consumers actively interested in selling their policies. Forum has invested in the purchasing of Life Insurance policies issued in the Unites States sold by the policy holders with life expectancies of 6 to 15 years. The Company then becomes the irrevocable beneficiary of these policies.

Although relatively new, the Life Settlement market is the fastest growing segment of the financial services industry. The life insurance industry is a “double digit” trillion dollar industry and the Life Settlement market is projected to grow significantly within the next few years. The senior and the baby boomer markets are the fastest growing segments of the population, resulting in billions of dollars in policies rolling into the Life Settlement policy industry annually. Expected growth of the Life Settlement market will parallel the aging population boom. The significant, additional money that many policy holders receive from life settlement companies in the secondary market represents “found money”; turning otherwise illiquid assets into cash. In general, this windfall significantly improves the lifestyle of the policy holder when most seniors need it, i.e. -- allowing them to afford long-term health care or maintain their current standard of living for many more additional years. Legitimate Life Settlement companies have been described as providing a “socially responsible” service.

Since the Company began to research the Life Settlement industry it has completed a substantial amount of due-diligence and invested capital to create large channels of Life Settlement “policy flow”. The Company is currently sourcing Life Settlement policies through “Business to Business” (B2B) Channels and anticipates launching a “Business to Consumer” (B2C) model.

The Company uses an industry standard Milliman Report (consultants for the health care insurance industry) along with recent purchases and sales of similar life insurance policies, financial standing of the insurer, changes in general economic conditions, standard, actuarially developed mortality tables and industry life expectancy reports to determine an acceptable purchase price. In fiscal 2008, the Company entered the Life Settlement industry with the initial purchase of $30,930 Million USD face value of Life Insurance policies. The Company paid $1,548,070 which was funded by the recent Private Placements completed by the Company in July of 2007. In the third quarter of 2008 the first $5 Million USD of approximately $31 Million USD matured.

Additionally the Company acquired a 25% interest in a mixed use development property in Needles California for US$1,000,000. The 22 acre property with 850 feet of waterfront on the Colorado River has a marina with a 20,000 square foot storage facility for marine based activity. As the property is developed to various stages differing options to include condo / townhomes for either full ownership, fractional ownership of timeshare intervals will be explored. The Canadian travel club membership would be offered a product in a southern United States location that has an extended season of favorable weather conditions. This purchase has been classified on our balance sheet as an investment in non-current assets. During Fiscal year 2008, the Company wrote down the value of its investment by US$250,000 to more accurately reflect the value of falling real estate values in the southern United States. Subsequent to fiscal year end 2008 the Company wrote down the value of the investment to zero. Given the present and foreseeable economic climate, the Company has abandoned the project. The project is controlled and/or operated by a director of the Company (see VII(b) Related Party Transactions).

To expand beyond is present financial capabilities in the Life Settlement market and other business ventures, additional financing will be sought. There can be no assurances the Company will be able to generate sufficient investment from borrowing, the sale of equity, or a combination thereof to rapidly grow its life Settlement division. If additional financing is required, there is no certainty it will be available when and to the extent required or that if available, it will be on acceptable terms. If adequate funds are not available on acceptable terms, the Company may not be able to grow and expand its business at an accelerated rate. This could have a material adverse effect on the Company's planned growth. This and other risks related to operating in the Life Settlement industry could have a material adverse effect on the Company's operations and planned growth. (See Item 3 Risk factors, The Company May Require Additional Capital).

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
  The company owns a passenger carrying yacht the 120’ MV Spirit of 2010. The vessel is for charter cruises to the Pacific Northwest, Alaska and Baja Mexico in addition to day cruises from its home port in Vancouver, B.C. Charters will be available to the general public in addition to the existing travel club membership.
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

Real risks exist in operating a Travel Club and Life Settlement business. These risks may have a material adverse effect on the Company's Travel club and expansion in the Life Settlement marketplace. (See Item 3 Risk factors, The Markets in Which the Company Competes is Highly Competitive. If the Company Cannot Successfully Compete, its Growth Rate May Stagnate or Revenues May Decline).

Travel Club

The Company’s historical business is providing travel services for the members of its travel clubs. A travel club membership entitles the member to access discount travel at rates marginally above the cost to the travel agency as well as vacation condominium rentals at discount rates through the Company’s wholesale network affiliation with the Cooperative Association of Resort Exchangers (C.A.R.E.) and other strategic relationships in the travel industry. The Company continues to develop products and services for its members, and seeks to expand its membership by securing and contracting licensed marketing agents throughout Canada.

Information regarding vacation membership:

	2008	2007*	2006
Membership Sales	$973,426	829,254	1,189,831
Membership Dues	$2,443,758	1,050,116	1,648,637
Total	$3,417,184	1,879,370	2,838,468

* Fiscal period for September 30, 2007 includes 9 months for comparison and does not include the October 2007, purchase of Family Vacation Centers.

For the fiscal period 2008, a total for both travel clubs (Snowbird Vacations (Snowbirds) and Family Vacations Centers (FVC)) of 1,020 (2007 - 275, 2006 - 202) travel club memberships were sold for a mean average non-refundable purchase price of $3,196 (2007 - $2,996, 2006 - $3,215).

Both Snowbird and FVC Travel club memberships are due in full at the time of sale, and may either be paid in cash or financed by the Company (see Travel Club - this section). Travel club membership costs to the member range from $995 for a trial membership to $7,995 for a lifetime membership.

Continued membership in both clubs is dependent on the member paying a monthly fee of $19.95 to $29.95. If the member has not paid his/her monthly dues, the member has no entitlements. Entitlements are restored once arrears of monthly fees are paid, at the sole discretion of the club.

The Snowbird and FVC membership entitles the members to vacation condominium rentals at discount rates through the Company’s wholesale network affiliation with the Cooperative Association of Resort Exchangers (“C.A.R.E.”), and discount travel at rates marginally above the cost to the travel agency. The Company has sold the following travel club memberships:

	2008	2007*	2006

Travel Club Memberships entered into for the period	$2,400,019	$739,788	$784,845
	(297,532)	(63,401)
Amount recognized as revenue during the year			(92,706)

Future years revenue to be earned from current year
Membership agreements	2,102,487	676,387	692,139
Cash collected during the year related to future years	(1,687,304)
revenue		(503,947)	(483,773)
Amounts due to be received in subsequent years	$415,183	$172,440	$208,366
from current period membership agreements

* Fiscal year for September 30, 2007 includes 9 months for comparison and does not include the purchase of Family Vacation Centers in October of 2007.

Travel club purchasers have the option to pay the initial membership fee in a single installment or, alternatively, pay a minimum down payment of 10% and obtain financing from the Company with monthly payments for the remainder of the balance. The Company seeks interest at an average rate of 9.9% on outstanding membership receivables.

The Company acquired a 25% interest in a mixed use development property in Needles California for US$1,000,000 in the fiscal year 2008. The 22 acre property with 850 feet of waterfront on the Colorado River has a marina with a 20,000 square foot storage facility for marine based activity. As the property is developed to various stages differing options to include condo / townhomes for either full ownership, fractional ownership of timeshare intervals will be explored. The Canadian travel club membership would be offered a product in a southern United States location that has an extended season of favorable weather conditions. This purchase has been classified on our balance sheet as an investment in non-current assets. During Fiscal year 2008, the Company wrote down the value of its investment by

US$250,000 to more accurately reflect the value of falling real estate values in the southern United States. Subsequent to fiscal year end the Company wrote down the value of the investment to zero. Given the present and foreseeable economic climate, the Company has abandoned the project. The project is controlled and/or operated by a director of the Company (see VII(b) Related Party Transactions).

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

Tourism spending in Canada increased 1.9 per cent in 2008, as outlays by Canadians at home continued to rise while those by international visitors decreased again. Statistics Canada reports spending by international visitors in Canada fell 5.4 per cent in last year, the seventh decline in eight years, bringing tourism exports to their lowest level in 13 years. Tourism outlays by Canadians at home weakened in the second half of 2008, and ended the year up 4.1 per cent from 2007, the smallest gain in four years. Tourism GDP advanced 1.8 per cent, on the strength of first-quarter gains, while tourism employment increased 1.4 per cent to 662,900, half the previous year's pace. Tourism spending in the fourth quarter edged down 0.1 per cent as outlays by Canadians continued to fall while spending by international visitors to Canada was flat. Canadians' spending on tourism in Canada slipped 0.2 per cent in the fourth quarter after declining 0.4 per cent in the third quarter - the first time tourism spending in Canada posted back-to-back declines since the SARS scare of 2003.

For its existing travel operations, the Company plans to achieve continued growth of its travel club memberships through four key areas:

1) Licensing Snowbird vacation travel club sales and marketing agents or acquiring existing travel clubs in Canada while investigation of potential US market penetration.

The Company continues to seek out those potential acquisitions or independent marketing agents with “know how’ and financing to market the Company’s Snowbird Vacations or Family Vacations travel club memberships in Canada and the United States. The goal is to focus on the management and development of the travel club’s products and services. With the acquisition of Family Vacation centers there exists very few options for growth through acquisitions in this country. With a limited growth potential in Canada investigation of opportunities in the United States is necessary. There can be no assurances that the Company will be able to attack and retain successful licensees or operators or source acquisitions. (See Item 3 Risk factors, Ability to Attract and retain Successful Licensees or Operators).

2) Diversification of its travel services to include varying types of travel products.

By tailoring its travel service offerings to include a broader product portfolio of more affordable vacation packages including exclusive club member excursions the Company hopes to maintain and grow both its travel club memberships. These guided tour packages are designed to appeal to different age groups, both younger and particularly the high growth aging “boomer” market, with varying income levels. There can be no assurances that the Company will be able to successfully diversify and market travel related products.

The ability to offer members of the travel club Company owned product including charter yacht experiences such as the MV Spirit of Two Thousand and Ten and future resort real estate based projects that differentiates our program as unique. Not only offering the traditional travel club membership and its benefits we seek to attract and retain members through the availability of maritime themed vacation experiences through its yacht the MV Spirit of Two Thousand and Ten. Penetrating and successfully operating in a given marketplace will cause the Company to investigate further and pursue additional

Company owned inventory.

3) Affiliating with existing affinity groups to provide travel service to their membership

In addition to the traditional marketing efforts, other referral programs, strategic relationships, and affinity programs are continually been evaluated. In 2007 the Company contracted with an Ontario and BC based travel suppliers with an on-line and call center presence in Ontario and BC to service our Snowbird Vacations membership through their centralized service centers. This service has since been expanded to service the Family Vacations Centers members.

4) Increasing membership based operations in the active lifestyles market

With the increasing age of baby boomers we are anticipating growth of leisure and lifestyle opportunities. Given our history of membership based organizations and servicing, the company is actively investigating the marketing of travel services, health club services and a possible combination of both to the same member. The two combine are referred to as a “Resort Lifestyle” offering. The desire to travel coupled with the desire to physically enjoy an active lifestyle creates an opportunity to align two membership based businesses.

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

Charter Cruises

The Company owns and has recently completed the rebuild on its $12 Million, 120 foot passenger carrying motor vessel MV Spirit of Two-Thousand-and-Ten. The vessel is for charter cruises to the Pacific Northwest, Alaska and Baja Mexico in addition to day and evening dinner cruises from its home port in Vancouver, B.C. Approximately 40% of the custom yacht cruise market are full yacht charters by a single entity for a corporate retreat, corporate awards program and family retreats etc. Charters will be available to the general public in addition to the existing travel club membership. The Company is beginning the marketing and promotion to many tourism based organizations and has a web site www.spirityachtcharters.com to present the vessel and provide an overview of the yacht offering.

The Company has completed the rebuild on its 120 feet motor vessel MV Spirit of Two Thousand and Ten. The Company had established an initial construction credit facility with Caterpillar Financial Services for up to $3 million USD which had provided funding for the project. The Company subsequently had the credit facility increased to $4.3 million USD in spring of 2007. The construction loan has been converted to a 5 year permanent loan facility of $5 million USD at a rate of 7% with an 18 year amortization. The Company spent $1,881,433 in fiscal year ending September 30, 2007, $2,949,292 in fiscal year ending September 30, 2008 and another $924,038 to March 30, 2009. A survey completed in January of 2009 by Chris Small Marine Surveyors Ltd a member of N.A.M.S., a registered Marine Surveyor indicated the Motor Vessel had an appraised estimated market value of $12 Million

Life Settlements

In 2005, Forum began to investigate the business opportunities in the secondary Life Insurance market also known as “Life Settlements”. The Company has entered into the business of purchasing life insurance policies from consumers actively interested in selling their policies. Forum has invested in the purchasing of Life Insurance policies issued in the Unites States sold by the policy holders with life expectancies of 6 to 15 years. The Company has becomes the irrevocable beneficiary of these policies.

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

Expected growth of the Life Settlement market will parallel the aging population boom. The significant, additional money that many policy holders receive from life settlement companies in the secondary market represents “found money”; turning otherwise illiquid assets into cash. In general, this windfall significantly improves the lifestyle of the policy holder when most seniors need it, i.e. -- allowing them to afford long-term health care or maintain their current standard of living for many more additional years. Legitimate Life Settlement companies have been described as providing a “socially responsible” service.

The Company began to research the Life Settlement industry in 2005 and has completed a substantial amount of due-diligence and invested capital to create large channels of Life Settlement “policy flow”. The Company believes successful entrance and capture of market share in this emerging industry will dominate the future Company direction and the allocation of resources. The Company is currently sourcing Life Settlement policies through “Business to Business” (B2B) Channels and expects to launch a “Business to Consumer” (B2C) Channel.

The Company uses an industry standard Milliman Report (consultants for the health care insurance industry) along with recent purchases and sales of similar life insurance policies, financial standing of the insurer, changes in general economic conditions, standard, actuarially developed mortality tables and industry life expectancy reports to determine an acceptable purchase price. In fiscal 2008, the Company entered the Life Settlement industry with the initial purchase of $30,930 Million USD face value of Life Insurance policies. The Company paid $1,548,070 which was funded by the recent Private Placements completed by the Company in July of 2007. In the third quarter of 2008 the first $5 Million USD of approximately $31 Million USD matured.

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

To expand beyond its present financial capabilities in the Life Settlement market and other business ventures, additional financing will be required. There can be no assurances the Company will be able to generate sufficient investment from borrowing, the sale of equity, or a combination thereof to grow its life Settlement division. If additional financing is required, there is no certainty it will be available when and to the extent required or that if available, it will be on acceptable terms. If adequate funds are not available on acceptable terms, the Company may not be able to rapidly grow its business expansion. This could have a material adverse effect on the Company's planned growth. (See Item 3 Risk factors, The Company May Require Additional Capital).

Government Regulations

On September 30, 2008 the Canadian governments “no call registry” went into effect. The new law allows consumers who do not wish to be “solicited” and receive telemarketing calls to register on the federal government’s nationwide list. The “no call list” is receiving millions of registrants. A similar law was enacted in the United States on October 1, 2003.

In the 1990’s with the growth of the Life Settlement industry various states introduced legislation. The state legislative actions were designed to introduce consumer protection type regulations for policy holders and purchasers while the federal government with the Securities and Exchange Commission seeks to regulate the market for the protection of a purchaser. There currently exists government regulation in approximately one half of the states to ensure fair practices and protect consumers particularly from fraud, large incommensurate middleman commissions and transaction costs. A number of the larger states Texas, California and New York currently have proposals at various levels of the legislative process. It is anticipated within the next 5 years that all states will have some form of regulation governing commerce in the Life Settlement industry.

On the Federal level the U.S. Senate Special Committee on Aging plans to hold a hearing in the spring of 2009 on the life settlement industry. The committee has sent out questionnaires to market players and has met with a number of them to gain an understanding of the industry. Inquiries also have gone out to trade groups for the settlement and life insurance industries. The committee's main concern is protecting the interests of the elderly, which it considers its constituents.

The committee wants to know more about the tax ramifications for investors involved in the market, the commissions charged by brokers, regulatory issues, and the clashes between the life insurance and life settlement industries.

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

There can be no assurance that unforeseen developments or introduction of legislation, laws, and other factors in Consumer, Securities or Insurance regulations at Federal or State level will not alter the Company’s ability to achieve it growth targets for marketing and selling Travel Club programs or entering and operating in the Life Settlement market.

C) ORGANIZATIONAL STRUCTURE

As of March 30, 2009, the following is a list of all the Company’s subsidiaries, all of which are wholly owned and over which the Company holds 100% voting control:

Subsidiary	Incorporating Jurisdiction

Intravelnet Limited.	Ontario, Canada
InTRAVELnet Inc.	Alberta, Canada
ATM Travel Group Ltd.	Alberta, Canada
International Fitness Vacations (BC) Ltd.	British Columbia, Canada
Price Shield Systems Inc.	Washington, USA
American Life Settlement Society LLC	Deleware, USA

Properties

Office Leases

The Company is headquartered at 180A – 13040 Number 2 Road, Richmond British Columbia Canada where it rents 11,881 sq. ft. office space housing its principal administrative, customer services, its IT department and International Fitness Vacations. The Company believes that its current facilities are adequate for its current administrative and health club operations but may need expansion to accommodate the Spirit Yacht Charters and Life Settlement operations.

The Company operates its customer and travel services operations from an office it leases in Burlington Ontario, situated at Unit 1, 499 Brandt Street, Burlington, OntarioL7R 2G5. The Company's lease for this 660 sq. ft. space expires on September 30, 2010.

Motor Vessels

The Company owns a 120-foot Tri Level motor vessel called the MV Spirit of Two Thousand and Ten.

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

The Company has completed the rebuild on its 120 feet motor vessel MV Spirit of Two Thousand and Ten. The Company had established an initial construction credit facility with Caterpillar Financial Services for up to $3 million USD which had provided funding for the project. The Company subsequently had the credit facility increased to $4.3 million USD in spring of 2007. The construction loan has been converted to a 5 year permanent loan facility of $5 million USD at a rate of 7% with an 18 year amortization. The Company spent $1,881,433 in fiscal year ending September 30, 2007, $2,949,292 in fiscal year ending September 30, 2008 and another $924,038 to March 30, 2009. A survey completed in January of 2009 by Chris Small Marine Surveyors Ltd a member of N.A.M.S., a registered Marine Surveyor indicated the Motor Vessel had an appraised estimated market value of $12 Million.

ITEM V. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial condition and results of operations of the Company for the year ended September 30, 2008 and period ended September 30, 2007 and the year ended December 31, 2006 and should be read in conjunction with the Consolidated Financial Statements of the Company for the year ended September 30, 2008 and the period ended September 30, 2007, and the year ended December 31, 2006. Except as otherwise indicated, all dollar amounts contained in this discussion and analysis and the Consolidated Financial Statements are in Canadian dollars. The financial information presented in the Consolidated Financial Statements was prepared in accordance with generally accepted accounting principles (GAAP) in Canada. Note 22 of these Consolidated Financial Statements of the Company set forth the material differences between Canadian and U.S. GAAP.

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

The detailed accounting policies are listed in Note 2 to the Financial Statements for the year ended September 30, 2008. Included below is a discussion of the accounting policies that are affected by the most significant judgments and estimates used in the preparation of the financial statements, how such policies are applied and how results differing from the estimates and assumptions would affect the amounts presented in the financial statements. Other accounting policies also have a significant effect on our financial statements, and some of these policies also require the use of estimates and assumptions.

Revenue Recognition

The Company generates revenues from investments in Life Settlements, yacht charter operations, and the sale of memberships and dues. In accordance with CICA HB 3400, Revenue, the portion of revenue received from members, which entitles members to use the Company’s vacation and travel club privileges at a future date, is deferred and recognized in income evenly over the term of the member’s entitlements. For lifetime memberships, revenue is recognized over a period of five years, which is management’s best estimate of the period over which performance will be required.

During the year ended September 30, 2008, the Company entered into the life settlement industry. The Company recorded investments in the life settlement contracts at fair value on each balance sheet date. Any changes to fair value will be recognized in the statements of operations in the period in which the changes occur. During the year ended September 30, 2008, the Company recognized in revenue the difference between the death benefits and the carrying value of the policy when the Company determine that settlement and ultimate collection is reasonably assured.

Impairments of Long Lived Assets

Long-lived assets are reviewed for impairment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized when the carrying value of a long-lived asset intended for use exceeds the sum of the undiscounted cash flows is expected from its use and eventual disposition. The impairment loss is measured as the excess of the carrying value of the asset over its fair value.

Accounts Receivable

The Company generates a portion of revenue and related accounts receivable from travel memberships. Management evaluates the collectability of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligations, a specific reserve for bad debts against amounts due is recorded to reduce the recognized receivable to the net amount we reasonably believe will be collected. For all other customers, reserves are recognized for bad debts based on past write-off history and the length of time the receivables are past due.

Financial Instruments

Financial instruments are initially recognized at fair value. The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values of financial instruments are based on independent prices quoted in active markets. In the absence of an active market, fair values are determined based on valuation models such as discounted cash flows, which require the use of assumptions concerning the amount of timing of estimated future cash flows and discount rates. Subsequent measurement depends on management’s classification of the financial assets as held-for-trading, available –for-sale, held-to-maturity or loans and receivables, and financial liabilities as held-for-trading or other liabilities. The classification of financial instruments depends on the nature of and the purpose of the financial instruments, management’s choice and in some circumstances, management’s intentions.

Held-for-trading

Financial instruments classified as held-for-trading are measured at fair value with the realized and unrealized changes in fair value recognized each reporting period through interest and financing costs, net on the consolidated statement of earnings

Available-for-sale

Financial assets classified as available-for-sale are measured at fair value with the unrealized changes in fair value recorded each reporting period in OCI, Investments in equity instruments classified as available-for-sale do not have the quoted price in an active market are recorded at cost. Each reporting period, available-for-sale assets are written down to fair value through interest and financing costs, net on the consolidated statement of earnings to reflect impairments that are considered to be other than temporary.

Held-to-maturity, loans and receivables and other liabilities

Financial instruments classified as held-to-maturity, loans and receivables and other liabilities are measured at amortized cost using the effective interest method

The following table summarizes the Company’s selected financial instrument classifications based on its intentions:

Financial instrument	Classification

Cash and cash equivalents	Held-for-trading
Short-term deposits	Held-to-maturity
Accounts and notes receivable	Loans and receivables
Life settlement receivable	Loans and receivables
Other receivables	Loans and receivables
Investment	Available for sale
Life Settlement	Held for trading
Accounts payable and accrued liabilities	Other liabilities
Accounts payable - other	Other liabilities
Convertible debentures	Other liabilities
Long term debt	Other liabilities
Loan from related parties	Other liabilities

Selected Annual Information

The following depicts some of the Company’s significant operating results:

		Year End
	2008	2007*	2006
Travel Club Memberships Sold	$2,400,019	$739,788	$784,845

Amount Recognized as	297,532	63,401	92,706
Revenue during the year
Membership Dues	$2,443,758	$1,050,116	$1,648,637
# Travel Club Memberships	1,030	275	202
Sold
Mean Average Membership	$3,196	$2,996	$3,215
Price
Net Income (Loss) for the period	$2,302,438	$(2,212,467)	875,355
Basic Income (Loss) per Share	$0.08	$(0,20)	$0.17
Diluted Income (Loss) per Share	$0.03	$(0,20)	0.17

* Fiscal year for September 30, 2007 includes 9 months for comparison and does not include the October 2007, purchase of Family Vacation Centers.

For the year ended September 30, 2008 Travel Club Memberships sales increased by 325% to $2,400,019 compared to ($739,788 – nine month period ended September 30, 2007, and $784,845 – year ended December 31, 2006), with amount recognized as revenue during the year ended September 30, 2008 increasing by 469 % to $297,532 ($63,401 – nine month period ended September 30, 2007, $92,706 – year ende December 31, 2006). The increased sales of club memberships and corresponding total revenue (excluding life settlement revenue) increased during the year ended September 30, 2008 by 44.5 % to $3,717,154 ($2,572,638 – nine month period ended September 30, 2007, $4,077,698 – year ended December 31, 2006) due to the acquisition of Family Vacation Centers operations in the 2008 reporting period, building of deferred revenue recognized in 2008.

For the year ended September 30, 2008, cash flow used in operations increased $677,345 or 811% to $760,899 due mainly to accrual for revenue from life settlement contracts not yet received and increase of expenses due to acquisition of Family Vacation Centers, compared to cash flows used in operating activities of $83,554 for the nine month period ended September 30, 2007, and cash flows used in operating activities of $82,228 for year ended December 31, 2006.

The Company recorded revenues from membership dues and travel club membership sold of $3,593,847 for the year ended September 30, 2008 and $2,320,916 for the nine month period ended September 30, 2007 and $3,546,965 for the year ended December 31, 2006. The company anticipates dues to remain at the approximate level obtained in 2008 for the year ended September 30, 2009 based on increased membership levels achieved in 2008.

For the year ended September 30, 2008 a total of 1,030 travel club memberships were sold, an increase of 374% (nine month period ended September 30, 2007 - 275, year ended December 31, 2006 - 202). For the year ended September 30, 2008 the mean average non-refundable travel club membership purchase price increased 6.6 % to $3,196 ($2,996 – nine monthe period ended September 30, 2007, and $3,215 – year ended December 31, 2006 as result of the Family Vacation Centers vacation club aquisition.

A net profit of $2,302,438 was recorded for the year ended September 30, 2008 due to the inclusion of net Life Settlement revenue of $5,700,110 as compared to a net loss of $2,212,467 occurred for the nine month period ended September 30, 2007 due largely as result of the stock-based compensation charges $2,944,536 in cluded in wage expenses, from issuance of stock options during the fiscal period, compared with net income of $875,355 – year ended December 31, 2006. Basic earnings per share were $0.08 for the year ended September 30, 2008 compared to a loss per share of ($0.20) for the nine month period September 30, 2007 ($0.17 – year ended December 31, 2006).

There were 28,463,983 shares issued as of September 30, 2008 and 28,433,983issued as of September 30, 2007 and 4,644,661 at December 31, 2006. In April 2007 the company completed a 3-for-1 forward split increasing the outstanding shares by 9,289,322. On June 29, 2007, the Company completed a private placement and issued 11,000,000 common shares of the Company at US $0.50 per share for gross proceeds of $5,773,918 (US $5,500,000). On July 4, 2007, the Company completed a private placement and issued 3,500,000 common shares at US $1.00 per share for gross proceeds of $3,650,396 (US $3,500,000) increasing the issued and outstanding shares from 4,644,661 on December 31, 2006 to 28,433,983 at September 30, 2007.

For the year ended September 30, 2008 expenses increased by 33% or $2,016,154 due mainly as a result of the acquisition of Family Vacation Centers. The largest expense increase was wages and compensation to $ 3,060,503 (2007 - $492,490, 2006 - $1,081,049) from the addition of the operations of Family Vacation Centers during the fiscal period. General and Administration expense increased from $761,610 for the nine month period ended September 30,2007 to $2,259,454 for the year ended September 30,2008 mainly due to purchase and assimilation of Family Vacation Centers into the Company’s operations.

For the year ended September 30, 2008, the third largest increase in expenses of $342,563 occurred in Consulting fees to $358,171, (nine months ended September 30, 2007 - $15,608 and $53,423 – year ended December 31, 2006). The increase was the result of expenses incurred in the development of the Life Settlement business of the company during the fiscal period.

For the year ended September 30, 2008 the fourth largest increase in expenses of $205,333 occurred in Rent and utility expenses to $335,529. Rent and utility related expenses for the nine months ended September 30, 2007 totaled $130,196 and $186,550 for the year ended December 31, 2006 respectively. The increase was the result of the take over of the Family Vacation Center operations.

For the year ended September 30, 2008 the largest decrease in expenses of $198,875 occurred in category Commission Expenses to $319,488. Commission related expenses for the nine months ended September 30, 2007 totaled $518,363 and $687,784 for the year ended December 31, 2006 respectively. The decrease was the result of a change in vacation club membership revenue recognition accounting policy to defer revenue and commission paid on sales over a maximum period of 5 years.

The Company changed separate disclosure of direct selling expenses and discounts from January 01, 2007 in the expense section of the Consolidated Statements of Operations and Deficit to “Net” Membership Sales for the period. For the year ended September 30, 2008 $188,751 (nine months ended September 30, 2007 - $35,399 and $93,147 for the year ended December 31, 2006 direct selling expenses were offset against membership sales revenue. Prior year results were restated for comparison purposes.

During the year ended September 30,2008 , the Company recognized bad debt expense of $394,386 related to other receivables as a result of termination of the third party agreement to sell the Company’s vacation club membership.

B) LIQUIDITY AND CAPITAL RESOURCES

Liquidity

As of March 31, 2009 the Company had in excess of $6 Million cash on deposit. In 2008, the working capital surplus decreased $5,487,155 to $2,045,142 primarily due to investments made in Life Settlements, Family Vacation Centers and property investments in Colorado.

In 2007, the working capital surplus increased to $ 7,532,298 compared to December 31, 2006 primarily due to the private placement investments in the Company undertaken to enter into the Life Settlement division. During the summer of 2007 the Company completed two private placements raising an aggregate total of $9 million USD and correspondingly issued 14,500,000 restricted common shares of the company. The terms of these private placement were as follows:

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

The Company continues to operate its travel club operations by continuously adjusting its operations accordingly and plans to generate sufficient operating capital for operations in the short-term. For rapid long-term growth specifically the development of the Life Settlement operations additional capital is required. The Company’s 120-foot motor vessel is completed its refit and the vessel is anticipated to contributed to revenue in fiscal 2009.

Financing the work on the vessel to date has been from operations, a credit facility from Caterpillar Financial Services, and funds raised. The credit facility with Caterpillar Financial Services Corporation was created in September of 2005 for $3.0 million USD. This credit facility was subsequently increased to a total of $4.3 million USD in spring of 2007. The construction loan has been converted to a 5 year permanent loan facility of $5 million USD at a rate of 7% with an 18 year amortization. The Company spent $1,881,433 in fiscal year September 30, 2007, $2,949,292 in fiscal year September 30, 2008 and another $924,038 to March 30, 2009. The Company does not currently hedge against foreign exchange or interest rate fluctuations

The Company’s total Revenues for the year ended September 30, 2008 increased by $6,844,626 to $9,417,264, the increase was the result of maturing Life Settlement revenue $5,700,110, increased membership and travel revenue $1,272,726, and decrease in Miscellaneous Revenue $85,504 and decrease of $42,911 in Interest Received. The results for the nine month period ended September 2007 and the year ended December 31, 2006 were restated to reflect the change in accounting policy on Vacationa Club memebership sales revenue and to comply with Canadian GAAP.

Capital Resources

The Company's capital resources are comprised primarily of financial institutions and private investors (including members of management) who are either existing contacts of the Company's management, or who came to the attention of the Company through brokers, financial institutions and other intermediaries.

For the year ended September 30, 2008, cash flow used in operations increased $677,345, 811% to $760,899 due mainly to accrual for for revenue from life settlement contracts not yet received and increase of expenses due to acquisition of family vacation centers, compared to cash flows used in operating activities of $83,554 for the nine month period ended September 30, 2007, and cash flows used in operating activities of $82,228 for year ended December 31, 2006.

Financing the work on the vessel to date has been from operations, a credit facility from Caterpillar Financial Services, and funds raised. The credit facility with Caterpillar Financial Services Corporation was created in September of 2005 for $3.0 million USD. This credit facility was subsequently increased to a total of $4.3 million USD in spring of 2007. The construction loan has been converted to a 5 year permanent loan facility of $5 million USD at a fixed APR of 7% with an 18 year amortization. The Company spent $1,881,433 in fiscal year September 30, 2007, $2,949,292 in fiscal year September 30, 2008 and another $924,038 to March 30, 2009. The Company does not currently hedge against foreign exchange or interest rate fluctuations.

The Company estimates that its cash and cash equivalents will be sufficient to meet its capital requirements for at least the next several years. However, its forecast of the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. If the Company is unable to raise additional capital when required or on acceptable terms, it may have to delay, scale back on some planned initiatives.

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

Quantitative and Qualitative Disclosures about Market Risk

The Company does not have any derivative financial instruments. The exposure to market risk is limited to interest and exchange rate sensitivity. The Company’s long term debt is denominated in US dollars with a fixed exchange rate of 7%. The Company is therefore affected by changes in the Canadian dollar exchange rate. The primary strategy of the Company’s borrowing activities was to preserve principal by keeping funds in US dollars and converting to Canadian dollars when required. Given the fluctuation of the US Dollar for the year ended September 30, 2008 the Company did not receive any additional earnings related to exchange rate fluctuations. The Company does not currently hedge against either foreign exchange.

C) RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The Company’s has expended no material research and development expenses for the last three fiscal years.

D) TREND INFORMATION

The Company’s historical business is providing travel services for the members of its travel clubs. A travel club membership entitles the member to access discount travel at rates marginally above the cost to the travel agency as well as vacation condominium rentals at discount rates. The Company is affected by the sales and marketing trends and uncertainties in the leisure-travel business. The Company can give no assurances that licensed marketing efforts will be successful in the future. In the alternative the Company is actively investigating other non-traditional marketing strategies that differ from the previous historical model the Company operated within.

In January of 2006 the Company acquired the members of an upstart Ontario Travel Club called Embassy Vacation Club. The members were offered to have their members serviced by the Company’s travel service provider Intravelnet Ltd and 110 of Embassy Vacation Club members agreed to our terms. In the first quarter of 2006, the Company signed a Commission Agreement with 2094711 Ontario Limited to secure an office location to market Travel Club memberships in the greater Toronto, Ontario area. The new office location in Pickering, Ontario commenced operations In October 2006. In early 2008 the licensee terminated their marketing operations citing the downturn in the economic climate.

On October 16, 2007, the Company purchased the notes receivable and vacation club memberships of Family Vacation Centers from an Ontario based Company for consideration of $3,052,866 in cash and stock. The Company marketed the Family Vacation Centers membership from its Burlington Ontario location until July 4, 2008 at which time a decision was made to cease marketing and sales operations from its Burlington Ontario office citing the downturn in the economic climate.

The Company's historical core growth depends in part, upon the continuing sales and marketing of its Travel Club products. If the Company is unable to secure an Operator, is unable to contract a Licensee, or implement other non traditional marketing efforts, its ability to effectively grow and expand its business could be impaired. In addition to securing an Operator or contracting a Licensee, the Company’s traditional growth has been dependent upon the success of these entities operations. (See Item 3 Risk factors, Ability to Attract and retain Successful Licensees or Operators).

As of March 30, 2009, the Company has 12,245 active family memberships, with 10,771 current and 1,474 in arrears in monthly membership dues or payments. During the last fiscal year the unit volume of new memberships of its vacation Travel Club memberships for the year ended September 30, 2008 was 1,030, compared to the nine month period ended September 30, 2007 - 275, and year ended December 31, 2006 - 202 memberships. The mean average sales price of a membership sold during the year ended September 30, 2008 remained relatively constant at $3,196 compared with $2,996 in nine month period ended September 30, 2007 and $3,215 in fiscal year ended December 31, 2006. The Company is unable to project with accuracy sales totals for the period September 30, 2009 but estimates the volume of new memberships sold significantly less than this fiscal period given the lack of active marketing operations in this present economic downturn. Sales totals for the year ended September 30, 2008 were $2,400,019 and for the nine month period ended September 30, 2007 they were $739,788, with the year ended December 31, 2006 been $784,845.

With the acquisition of Family Vacation Centers, the operating costs of the company increased for the year ended September 30, 2008 to $6,401,159 compared to the nine month period ended September 30, 2007 - $4,785,105, and year ended December 31, 2006 - $3,201,890. The 33% increase or $1,616,054 is a direct result of the inclusion of Family Vacation Centers operating costs during the fiscal year.

In addition to the core travel business the Company has entered the Life Settlement market. The Company believes successful development and capture of market share in this capital intensive emerging industry will dominate the future Company direction and the allocation of resources.

The Company is currently sourcing Life Settlement policies through “Business to Business” (B2B) Channels and expects to launch a “Business to Consumer” (B2C) Channel. To operate the “Business to Consumer” (B2C) Channel, the Company formed “American Life Settlement Society LLC” duly formed under the laws of the state of Delaware on the 15th day of November 2007.

The Company uses an industry standard Milliman Report (consultants for the health care insurance industry) along with recent purchases and sales of similar life insurance policies, financial standing of the insurer, changes in general economic conditions, standard, actuarially developed VBT mortality tables, industry life expectancy reports and CDC reports on nationwide mortality statistics to determine an acceptable purchase price. In fiscal 2008, the Company entered the Life Settlement industry with the initial purchase of $30,930 million USD face value of Life Insurance policies. The Company paid $1,548,070 USD which was funded by the recent Private Placements completed by the Company in July of 2007. In the third quarter of 2008 the first $5 Million USD of approximately $31 million USD matured.

With the Life Settlement acquisitions in fiscal 2008, the revenues from this segment for the fiscal period were $5,700,110 with operating costs of policies for the fiscal period which are capitalized, of $1,258,341. From the total Life Settlement revenue, $4,681,237 was attributable the earlier than anticipated maturity of a $5 million USD policy. The Company projects revenue for fiscal 2009 to approximate the 2008 revenue from Life Settlements without an early policy maturity.

To expand beyond is present financial capabilities in the Life Settlement market and other business ventures, additional financing will be sought. There can be no assurances the Company will be able to generate sufficient investment from borrowing, the sale of equity, or a combination thereof to rapidly grow its life Settlement division. If additional financing is required, there is no certainty it will be available when and to the extent required or that if available, it will be on acceptable terms. If adequate funds are not available on acceptable terms, the Company may not be able to grow and expand its business at an accelerated rate. This could have a material adverse effect on the Company's planned growth. This and other risks related to operating in the Life Settlement industry could have a material adverse effect on the Company's operations and planned growth. (See Item 3 Risk factors, The Company May Require Additional Capital).

The Company has completed the rebuild on its 120 feet motor vessel MV Spirit of Two Thousand and Ten. The Company had established an initial construction credit facility with Caterpillar Financial Services for up to $3 million USD which had provided funding for the project. The Company subsequently had the credit facility increased to $4.3 million USD in spring of 2007. The construction loan has been converted to a 5 year permanent loan facility of $5 million USD at a fixed APR rate of 7% with an 18 year amortization. The Company spent $1,881,433 in fiscal period ending September 30, 2007, $2,949,292 in fiscal year ending September 30, 2008 and another $924,038 to March 30, 2009. A survey completed in January of 2009 by Chris Small Marine Surveyors Ltd a member of N.A.M.S., a registered Marine Surveyor indicated the Motor Vessel had an appraised estimated market value of $12 million.

The Company is beginning the marketing and promotion too many tourism based organizations and has a web site www.spirityachtcharters.com to present the vessel and provide an overview of the yacht offering. As a new business venture the Company is anticipating charter revenue from the marketing of the yacht in fiscal 2009 but is unable at this time to accurately project any revenue amounts to be generated in this inaugural year.

The Company believes the existing travel club membership will have minimal growth if any while projecting some new revenues from charter sales operations. The corporate growth is anticipated to arise from development and implementation of its business plan for the Life Settlement market.

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

F) TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table is a summary of our contractual obligations as of September 30, 2008:

		Payments due by period
		Less than			More than
Contractual Obligations	Total	1 year	1 - 3 years	3 - 5 years	5 years
Long-Term Debt
Obligations*	$4,504,575	$347,341	$1,042,022	$1,042,022	$2,070,190
Capital Lease on Vehicle	70,896	16,415	54,481
Operating Lease Obligations	215,020	107,164	96,190	11,666	-
Purchase Obligations	-	-	-	-	-
Other Long Term Obligations	-	-	-	-	-
Total	$4,790,491	$470,920	$1,195,693	$1,053,688	$2,070,190

* Contractual long term debt obligations do not include interest. In January 2009 the Company’s long term debt was converted to a $5.0 million permanent loan in US funds with Caterpillar Financial Services Corporations having a 5 year term amortizing over 18 years bearing interest at fixed rate of 7% APR.

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

Director since July 2007
Chris Yergensen Esq Las Vegas, Nevada, USA	March 13, 1967	President and General Counsel, Panorama Towers Group, Las Vegas Nevada 2002 to present. President of Show Media LLC Las Vegas Nevada 2001 to present	Director since June 2008
Mike Barrett Portland, Oregon, USA	November 13, 1963

President of Pounce Consulting, an IT consulting company based in Orange County. Vice President of Sales and Marketing for Xavient Information Systems, Simi Valley, California and Noida, India.2006-2008 Sr. Business Development Manager, Tata Consultancy Services, Mumbai, India 2004- 2006. Executive VP, Sales & Marketing, Centerlogic, Portland Oregon 2002-2004.

Director since June 2008
Kazunari Kohno Tokyo, Japan	December 19, 1963	Member of the Board of Directors for Aegis Capital Co., Ltd 2007 to present. Associate Professor Graduate School of Media and Governance, Keio University 2002 to present.	Director since June 2008

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

B) COMPENSATION

Executive Compensation and Compensation of Directors

During 2008, the Company paid $nil (period ended September 30, 2007 $nil and year ended December 31, 2006 – $nil) in consulting fees to directors or companies controlled by directors of the Company. The Company also reimbursed $112,565 ($113,297 – for the period September 30, 2007, (December 31, 2006 - $159,715) to directors for expenditures made on behalf of the Company.

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

Audit Committee

The Company's Audit Committee is composed of three individuals all present directors. The Audit Committee members of the Company as at December 31, 2008 are Mr. Mike Barrett, Mr. Chris Yergensen, and Mr. Kazunari Kohno. Messrs. Barrett, Yergensen, and Kohno during fiscal year 2008 and currently:

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

Our Board of Directors has determined that the audit committee has at least one member, Mr. Barrett who qualifies as an Audit Committee Financial Expert, as defined by relevant SEC rules. As previously stated, Mr. Barrett is an independent director. The Audit Committee is responsible for reviewing the Company's financial reporting procedures, internal controls, and the performance of the Company's external auditors. The functions of the Audit Committee also includes selecting, appointing, retaining, compensating and overseeing our independent auditors, deciding upon and approving in advance the scope of audit and non-audit assignments and related fees, reviewing accounting principles we use in financial reporting, and reviewing the adequacy of our internal control procedures, including the internal audit function. The committee is also responsible for reviewing the annual financial statements prior to their approval by the Board of Directors. The Board has adopted a charter for the Audit Committee in the fall of 2007.

Remuneration Committee

The Company does not have a Compensation Committee.

Service Contracts

The Company and its subsidiaries do not have any service agreements with any of the directors of the Company providing for benefits upon termination of employment.

D) EMPLOYEES

The following is a breakdown of Company employees as at March 30, 2009 and for the years ended September 30th 2008, and 2007 and December 31, 2006:

	2009*	2008**	2007	2006
Management	3	2	2	2
Administrative Staff	7	7	6	10
Customer Service Representatives	10	10	11	16
IT / e-Commerce Personnel	1	1	1	1
Fitness Club Personnel	8	8	8	-

Notes:
(*) as at March 30, 2009.
(**) as at September 30, 2008.

E) SHARE OWNERSHIP OF MANAGEMENT

The following table sets forth the share ownership of management as of February 15, 2008:

Name	Common	Percent of	"A"	Percent of	"B"	Percent of
	Shares(1)	Class	Preferred	Class	Preferred	Class
			Shares(4)		Shares(5)
Scott McManus(2)	6,250,000	21.98	1,393,398	10.00	1,393,398	10.00
Jeffery Teeny(3)	6,250,000	21.98	1,393,398	10.00	1,393,398	10.00
Daniel Clozza	5,430,000	19.09%	5,305,500	38.07	5,305,500	38.07
Martin Tutschek	1,599,000	5.61	1,399,500	10.04	1,399,500	10.94
Mike Barrett	-	-	-	-	-	-
Chris Yergensen	-	-	-	-	-	-
Kazunari Kohno	-	-	-	-	-	-

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

Warrants

There are no warrants outstanding.

Other Dilutive Elements

All convertible debentures totaling $40,486 issued prior to 2003 are fully matured as of December 31, 2002. The debentures during their term carried a rate of interest of eight percent per annum payable semi-annually. The conversion feature of the debenture allowed for the debenture holders to convert his capital at a rate of $6.00 US to $12.50 US per share. The Company would have 4,622 shares issued if 100% of the debentures were to be converted. For the period ending September 30, 2007, $ Nil, (December 31, 2006 $Nil, December 31, 2005 $Nil) of convertible debentures was repaid. There were no conversions during 2007, 2006, or 2005.

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

The following persons hold, of record or beneficially, directly or indirectly, or are known by the Company to own beneficially, directly or indirectly, more than 5% of the issued shares of the Company as at March 30, 2009:

Identity of Person or Group	Common Shares (1)	Percent of Class	"A" Preferred Shares (4)	Percent of Class	"B" Preferred Shares (5)	Percent of Class
Jeffery Teeny(2)	6,250,000	21.98	1,393,398	10.00	1,393,398	10.00
Scott McManus(3)	6,250,000	21.98	1,393,398	10.00	1,393,398	10.00
Daniel Clozza,	5,430,000	21.77	5,430,000	38.07	5,430,000	38.07
Martin Tutschek	1,599,000	5.61	1,524,000	10.04	1,524,000	10.04
Jackie Dawydiuk	1,500,000	5.27	1,500,000	10.76	1,500,000	10.76

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

The nature and extent of principal non-United States trading market is approximately 50% of all outstanding securities, which are held outside the United States and approximately 50% of all outstanding securities are held within the United States as of March, 2009. The Company is not owned or controlled, directly or indirectly, by another corporation or by any foreign government.

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

Effective December 31, 2006, the Company completed the purchase of 100% of the outstanding capital stock of Fitness Vacations from an officer and director of the Company in the amount of $550,000. The acquired company is a full service gym and also markets gym memberships with a travel component. Consideration given was settlement of $441,260 of advances by the Company to the owner of the shares of Fitness Vacations (who are also a shareholder of the Company including the President and Director), and settlement of $108,740 of advances to Fitness Vacations

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

During fiscal 2008 a limousine owned by a director and officer of the Company was sold to the Company for $115,000. The Company subsequently lease financed the vehicle with the proceeds having been utilized by the Company’s general operating account.

The Company acquired a 25% interest in a mixed use development property in Needles California for US$1,000,000. The 22 acre property with 850 feet of waterfront on the Colorado River has a marina with a 20,000 square foot storage facility for marine based activity. As the property is developed to various stages differing options to include condo / townhomes for either full ownership, fractional ownership of timeshare intervals will be explored. The Canadian travel club membership would be offered a product in a southern United States location that has an extended season of favorable weather conditions. This purchase has been classified on our balance sheet as an investment in non-current assets. During Fiscal year 2008, the Company wrote down the value of its investment by US$250,000 to more accurately reflect the value of falling real estate values in the southern United States. Subsequent to fiscal year end 2008 the Company wrote down the value of the investment to zero. Given the present and foreseeable economic climate, the Company has abandoned the project. The project was controlled and/or operated by a director of the Company

During 2008, the Company paid $nil (nine month period ended September 30, 2007 $nil and year ended December 31, 2006 – $nil) in consulting fees to directors or companies controlled by directors of the Company. The Company also reimbursed $112,565 ($113,297 – for the nine month period ended September 30, 2007, (year ended December 31, 2006 - $159,715) to directors for expenditures made on behalf of the Company.

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

Indebtedness to Company of Directors and Senior Management

Amounts due to shareholders at the end of the fiscal period September 30, 2008 were $598,001. Directors of the Company are indebted to the Company in the amount of $nil and no director or senior management or have been indebted to the Company since the beginning of the last completed financial year of the Company other than as listed below. The Company reimburses Directors and Senior Management for expenses incurred in connection with Company’s ordinary course of business. To the extent these advances and expenses are offset, there exists an indebtedness to the Company of a net $nil as of September 30, 2007 (December 30, 2006 - $ nil, December 30, 2005 - $nil).

Interests of Experts and Counsel

This Form 20-F is been filed as an annual report under the Exchange Act and, as such; there is no requirement to provide information under this item.

ITEM VIII. FINANCIAL INFORMATION

A) CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

This Annual Report contains the consolidated financial statements for the Company for the fiscal year ended September 30, 2008, nine-month period ended September 30, 2007, and fiscal year ended December 31, 2006 which contain an Auditors' Report dated April 14, 2009 in connection with the fiscal year ended September 30, 2008, an Auditors Report dated March 2, 2009 in connection with the nine-month period ended September 30, 2007 and fiscal year ended December 31, 2006, Consolidated Balance Sheets as at September 30, 2008 and September 30, 2007, Consolidated Statements of Operations, Comprehensive Income (Loss) and Deficit, and Consolidated Statements of Cash Flows for the fiscal year ended September 30, 2008 and nine-month period ended September 30, 2007 and fiscal year ended December 31, 2006, and Notes to Consolidated Financial Statements.

Indebtedness to Company of Directors and Senior Management

No directors or senior management of the Company are indebted to the Company or have been indebted to the Company since the beginning of the last completed financial year of the Company other than as noted in ITEM VII - Major Shareholders and Related Party Transactions.

Legal or Arbitration Proceedings

As of the date hereof, the Company is a named party to a legal claim against it in the Province of Ontario. This action purports to represent and individual who fell while attending a presentation at the office of a Licensee of the Company marketing vacations travel club memberships. The company had in effect a public liability insurance rider that would mitigate any direct financial loss to the company in the event the company was found legally responsible in a court of law. Forum in conjunction with its insurance company has defended the claim, on the basis that it neither conducted its business from the premises at issue nor organized the seminar at issue. Forum considers the above suit frivolous, a nuisance, and without merit. Accordingly, it is not possible at this time to assess the likelihood of recovery or to estimate the possible quantum of damages.

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

	2008	2007	2006	2005	2004
High	$18.00	17.30	3.00	1.00	1.85
Low	$1.75	0.50	0.24	0.17	0.15

For the two most recent full financial years, the high and low market prices for each full financial quarter for the Company’s common stock were as follows (US dollar figures):

		2008				2007
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
High	$18.00	11.50	5.00	4.50	$0.83	1.00	5.20	17.30
Low	$11.75	4.01	3.75	1.75	$0.80	0.50	0.75	4.25

For the two most recent six months, the high and low market prices for each month for the Company’s common stock were as follows (US dollar figures):

	2009	2009	2009	2008	2008	2008
	Mar	Feb	Jan	Dec	Nov	Oct
High	$3.05	4.00	4.00	4.26	4.50	3.75
Low	$2.05	2.30	2.53	2.50	3.00	1.75

Note: (1) The Company’s shares were forward split on a three for one basis April 16th, 2007.

B) PLAN OF DISTRIBUTION

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C) MARKETS

As of March 30, 2009 the shares of Forum National Investments Ltd. are publicly traded on the OTCBB under the trading symbol FMNLF CUSIP Number 3498452067. The nature and extent of principal non-United States trading market is approximately 50% of all outstanding securities, which are held outside the United States and approximately 50% of all outstanding securities are held within the United States as of March 30, 2009. The share price has traded at a high of $18.00 USD in 2008 and a low of $0.24 USD in 2006.

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

At the Company’s last AGM June 26, 2008, shareholders were asked to consider, and if deemed advisable, to pass with or without variation, a special resolution to approve an amendment to Article No. 10.3 of the Corporation to increase the quorum requirement for shareholders meetings to 2 shareholders in person or by proxy representing not less than 33.33% of the outstanding shares of the Corporation. The resolution was passed and the directors have yet to enact the Amendment

6. To the Company’s knowledge, there are no limitations on the rights to own securities.

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

Effective December 31, 2006, the Company completed the purchase of 100% of the outstanding capital stock of Fitness Vacations from an officer and director of the Company in the amount of $550,000. The acquired company is a full service gym and also markets gym memberships with a travel component. Consideration given was settlement of $441,260 of advances by the Company to the owner of the shares of Fitness Vacations (who are also a shareholder of the Company including the President and Director), and settlement of $108,740 of advances to Fitness Vacations

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

On October 18, 2007 the Company purchased the notes receivable and vacation club memberships of Family Vacation Centers from an Ontario based Company for consideration of $3,052,866 in cash and stock.

On November 15, 2007 the Company formed “American Life Settlement Society LLC” duly formed under the laws of the state of Delaware. In fiscal 2008, the Company entered the Life Settlement industry with the initial purchase of $30,930 million USD face value of Life Insurance policies. The Company paid $2,900,029 which was funded by the recent Private Placements completed by the Company in July of 2007. In the third quarter of 2008 the first $5 million USD policy of the approximately $31million USD portfolio matured.

Additionally during fiscal 2008, the Company acquired a 25% interest in a mixed use development property in Needles California for $1,000,000 USD. The 22 acre property with 850 feet of waterfront on the Colorado River has a marina with a 20,000 square foot storage facility for marine based activity. As the property is developed to various stages differing options to include condo / townhomes for either full ownership, fractional ownership of timeshare intervals will be explored. The Canadian travel club membership would be offered a product in a southern United States location that has an extended season of favorable weather conditions. This purchase has been classified on our balance sheet as an investment in non-current assets. During Fiscal year 2008, the Company wrote down the value of its investment by US$250,000 to more accurately reflect the value of falling real estate values in the southern United States. Subsequent to fiscal year end 2008 the Company wrote down the value of the investment to zero. Given the present and foreseeable economic climate, the Company has abandoned the project. The project is controlled and/or operated by a director of the Company (see VII(b) Related Party Transactions).

Effective November 30, 2006, the Company completed the purchase of Family Vacation Centers being the notes receivable and and vacation club memberships from Family Vacation Centers Inc (“The Vendor”) in the amount of $3,052,766. The Company did not purchase the outstanding capital stock of the Vendor and no debt or obligations of the Vendor were assumed. Consideration given was cash payment in the amount of $1,849,588 and an amount $1,203,178 payable in capital stock of the company as at September 30, 2008. Due to worsening travel industry conditions the business was closed down before September 30, 2008. The company continues to operate the vacation club and derive cash flow from the notes receivable.

The assets of Family Vacation Centers at the time of acquisition were:

Purchase price	$3,052,766

Purchase price allocation
Notes receivable	450,066

Vacation club membership	2,602,700

Total	$3,052,766

Purchased memberships are amortized evenly over 5 years. During the year ended September 30, 2008 the company amortized $681,350 (2007 - $ nil) to revenue.

In September of 2005, the Company secured a credit facility with Caterpillar Financial Services for up to $3 million USD. The Company subsequently had the credit facility increased to an amount of $4.3 million USD. Subsequent to fiscal year end September 30, 2008 the Company converted its construction loan facility with Caterpillar Financial Services Corporation to a 5 year permanent loan facility of $5 million USD at a fixed APR rate of 7% with an 18 year amortization. The Company does not currently hedge against foreign exchange or interest rate fluctuations.

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

As discussed below, we do not believe that we were a “passive foreign investment company” for the taxable year ended December 31, 2008, and we do not expect that we will be a “passive foreign investment company” for the taxable year ending December 31, 2009. (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders” below). However, there can be no assurance that the IRS will not challenge our determination concerning our “passive foreign investment company” status or that we will not be a “passive foreign investment company” for the current or any future taxable year. Accordingly, although we anticipate that we may be a QFC, there can be no assurances that the IRS will not challenge the determination made by us concerning our QFC status, that we will be a QFC for the current or any future taxable year, or that we will be able to certify that we are a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

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

We do not believe that we have previously been, or currently are, a CFC. However, there can be no assurance that we will not be a CFC for the current or any future taxable year.

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

We do not believe that we were a PFIC for the taxable year ended December 31, 2008, and we do not expect that we will be a PFIC for the taxable year ending December 31, 2009. There can be no assurance, however, that the IRS will not challenge our determination concerning its PFIC status or that we will not be a PFIC for the current or any future taxable year.

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

ITEM XI. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Other than described below, we are not a party to any market risk sensitive instruments other than instruments evidencing interest-bearing debt obligations as described in “Item 4 – History and Development of the Company, Material Events” and in Note 5 and Note 12 to our audited financial statements for the year ended September 30, 2008 entitled “Financial Instruments” and “Long Term Debt”, respectively.

Financial instruments

               Fair value of financial instruments

The fair value of cash and cash equivalents, accounts receivable, bank indebtedness, and accounts payable and accrued liabilities corresponds to their carrying value due to their short-term nature. The carrying value of long-term debt approximates its fair value based upon the discount rates applied.

               Concentration of credit risk

We grant credit to our members in the normal course of our sales and marketing of travel club memberships. The financial statements take into account an allowance for bad debts. Receivables from the proceeds of our Life Settlement operations are substantial. At September 30, 2008, one Life Settlement maturity represented 91% of total receivables.

               Interest rate risk

The Company has no short term bank credit facilities. Our long term debt bears interest at a fixed rate. This is described in further detail in “Item 4 – History and Development of the Company” of this annual report and in Note 13 to our financial statements. We do not use derivative instruments to manage our exposure to interest rate risk.

               Foreign exchange rate risk

A majority of our revenues are earned and premium costs incurred in the United States. However, certain selling, general and administration costs are incurred in Canada and we are therefore subject to risk due to fluctuations in exchange rates. We do not use derivative instruments to manage our exposure to foreign exchange rate risk.

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

ITEM XIV. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material modification to the rights of security holders

At the Company’s last AGM June 26, 2008, shareholders were asked to consider, and if deemed advisable, to pass with or without variation, a special resolution to approve an amendment to Article No. 10.3 of the Corporation to increase the quorum requirement for shareholders meetings to 2 shareholders in person or by proxy representing not less than 33.33% of the outstanding shares of the Corporation. The resolution was passed and the directors have yet to enact an Amendment.

Use of proceeds

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM XV. CONTROLS AND PROCEDURES

Disclosure controls and procedures

Under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, the Company reevaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of a date (the “Evaluation Date”) being September 30, 2008. Based on this evaluation these officers have concluded that as of the end of the period covered by this Annual Report on Form 20-F/A, our disclosure controls and procedures were ineffective and were not adequate to insure that the information required to be disclosed by the Company in reports it files or submits under the Exchange Act were recorded, processed, summarized and reported within the time period specified in the Commission's rules and forms.

The deficiencies in the Company's controls and procedures relates to the Company's income recognition policies. Up to the last quarter prior to September 31, 2008 and during the nine month period ended September 30, 2007, the Company recognized revenues when memberships were sold to customers. The Company determined that a portion of it its initial sale of memberships was deemed to fall under the SEC's Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB 104") and Emerging Issues Task Force 00-21 ("EITF 00-21"), "Accounting for Revenue Arrangements with Multiple Deliverables". SAB 104 and EITF 00-21 which require the initial sales price, including all up-front fees received from new membership sales, to be amortized over the expected term of the member’s entitlement to use the Company’s vacation and travel club privileges at a future date. The financial statements and this Annual Report on Form 20-F reflect these revenue recognition policies for the year ended September 31, 2008, the transition nine month period ended September 30, 2007 and the year ended December 31, 2006.

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

Our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of internal control over financial reporting as of September 30, 2008. Based on that assessment, our management concluded that there was a material weakness in our internal control over our previous interpretation and application of Statement of SAB No. 104 and EIC 141, as they apply to the calculation of our revenue. Specifically, the design of controls over the preparation and review of revenue did not detect that our method of accounting for membership revenue and dues was not in conformity with generally accepted accounting principles up until September 30, 2008.

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

Remediation Steps to Address Material Weakness

Management has dedicated significant resources to correct the previous accounting error relating to our revenue recognition policy and to ensure that we take proper steps to improve our internal controls and remedy our material weakness in our financial reporting and disclosure controls. Management is committed to implementing effective control policies and procedures and will continually update our Audit Committee as to the progress and status of our remediation efforts to ensure that they are adequately implemented. We believe the following actions we have taken and are taking will be sufficient to remediate the material weakness described above:

  conduct a full review of our accounting methodology for revenue recognition policy;
  assess the technical accounting capabilities of the accounting and finance departments to ensure the proper knowledge, skills, and training; and
  finance and accounting personnel to attend training sessions, covering relevant topics, which include revenue recognition and related accounting concepts.

  Management believes that the actions described above will remediate the material weakness we have identified and strengthen our internal control over financial reporting. We expect that the material weakness will be fully remediated prior to September 30, 2009 year end. As we improve our internal control over financial reporting and implement remediation measures, we may supplement or modify the remediation measures described above. Further, we believe that, as a result of management’s in-depth review of its accounting processes, the utilization of external resources and the additional procedures management has implemented, there are no material inaccuracies or omissions of material fact in this Form 20-F and, to the best of our knowledge, we believe that the consolidated financial statements in this Form 20-F fairly present in all material aspects the financial condition, results of operations and cash flows of Forum in conformity with generally accepted accounting principles.

  .

  ITEM XVI. AUDIT COMMITTEE FINANCIAL EXPERT

  Audit Committee Financial Expert

  The Company has an Audit Committee established by the Board of Directors. Our board has determined that we have a financial expert serving on our audit committee as defined by Item 401(h) of Regulation S-K of the Exchange Act.

  We believe that the combined knowledge, skills and experience of the members of our Audit Committee enables them, as a group, to act effectively in the fulfillment of their tasks and responsibilities, including those under the Sarbanes-Oxley Act of 2002. Mr. Michael Barrett is chairman of the audit committee and is a member who would qualify as an audit committee financial expert.

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

  There have been no waivers to the code of ethics as of the date of this report

  Principal Accountant Fees and Services

  The independent auditors of the Company are the firm of BDO Dunwoody LLP, Chartered Accountants and Advisors, located at 600 Cathedral Place, 925 west Georgia Street, Vancouver, British Columbia, Canada V6C 3L2

  For the periods ended September 30, 2008 the Company was invoiced by BDO Dunwoody LLP and September 30, 2007 the Company was invoiced by SmytheRatcliffe, the Company's previous independent auditors, for audit fees, audit-related fees, tax fees and all other fees as set forth below:

	Year Ended	Period Ended
	September	September
	30, 2008	30, 2007

Audit fees - auditing of our annual financial statements and
preparation of auditors' report.	$146,300	$89,090

Audit-related fees - review of each of the quarterly financial
statements.	-	-

Tax fees - preparation and filing of three major tax-related
forms and tax planning.	-	-

All other fees - other services provided by our principal
accountants.	-	-

Total fees paid or accrued to our principal accountants	$146,300	$89,090

  Note: (1) "Audit Fees" represent fees for the audit of the Company's annual financial statements, review of the Company's interim financial statements and review in connection with the Company's statutory and regulatory filings

  The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services to be provided by BDO Dunnwoody. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review and attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service. The Audit Committee approved all of the engagements and fees during the period ended September 30, 2008. The Audit Committee reviews with BDO Dunnwoody whether the non-audit services to be provided are compatible with maintaining the auditors' independence. The Board has determined that, beginning with January 1, 2006, fees paid to the independent auditors for non-audit related services in any year will not exceed the fees paid for audit services during the year. Permissible non-audit services will be limited to fees for tax services, accounting assistance or audits in connection with acquisitions, and other services specifically related to accounting or audit matters such as registration statements filings or private placements or public offerings.

  Exemptions from the Listing Standards for Audit Committees

  Not Applicable.

  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

  Not Applicable.

  PART III

  ITEM XVII. FINANCIAL STATEMENTS

  See the Financial Statements and Exhibits listed in Item XIX hereof and filed as part of this Annual Report. Included are audited consolidated balance sheets as at September 30, 2008 and September 30, 2007 and the consolidated statements of operations and deficit and cash flows for each of the year ended September 30, 2008, nine month period ended September 30, 2007 and the year ended December 31, 2006, including the Auditors’ Report to Shareholders.

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

  ITEM XIX. EXHIBITS

  Exhibits attached to this Form 20-F are as follows:

  Financial Statements

  (i) Management’s Responsibility to Financial Reporting.

  (ii) Auditors’ Report dated April 14, 2009,

  (iii) Consolidated Balance Sheets as at September 30, 2008 and September 30, 2007.

  (iv) Consolidated Statements of Operations and Deficit for the year ended September 30, 2008, nine month period ended September 30, 2007 and the year ended December 31, 2006.

  (v) Consolidated Statements of Cash Flows for the year ended September 30, 2008, nine month period ended September 30, 2007 and the year ended December 31, 2006.

  (vi) Notes to the Consolidated Financial Statements for the year ended September 30, 2008, nine month period ended September 30, 2007 and the year ended December 31, 2006. Financial Statements Schedules are omitted because they are not applicable, not required or because the required information is included in the consolidated financial statement or notes thereto filed within.

Exhibit	Description
1.1	Registered Incorporation Memorandum(1)
1.2	Articles of Continuance into Ontario(2)
1.3	Articles of Amendment, Change of Name(2)
1.4	Articles of Amendment, Authorization of Preferred Shares including Designation of Series “A” and Series “B” Preferred Share(3)
4.1	2094711 Ontario Limited., Commission Agreement January 1, 2006(3)
4.2	Loan Agreement, dated September 21, 2005(4)
4.2.(i)	First Amendment to Loan Agreement, dated October 11, 2005(4)
4.2.(ii)	Second Amendment to Loan Agreement, dated November 6, 2006 (4)
4.2.(iii)	Third Amendment to Loan Agreement, dated May 2, 2007 (4)
4.3	Purchase Agreement. International Fitness Vacations (BC) Ltd., December 31, 2006(4)
4.4	Letter of Intent. Gala Travels, February 19, 2007(4)
4.5	Servicing Agreement. Vision 200 travel, dated October 15, 2007(3)
4.5	Purchase Agreement. Family Vacation Centers and 1508812 Ontario Inc., October 18, 2007(4)
4.6	Addendum to Purchase Agreement. Family Vacation Centers and 1508812 Ontario Inc., November 2, 2007(4)
4.7	Subscription Agreement, Colorado River Resorts, LLC, January 1, 2008
4.8	Amended and Restated Loan Agreement, Caterpillar Financial Services Corporation, February 6, 2009
4.9	Disclosure Consent Chris Small Marine Surveyors Ltd., dated April 1, 2009
8.1	List of Subsidiaries
11.1	Code of Ethics, January 1, 2003(3)
12.1	Section 302 Certification of Chief Executive Officer
12.2	Section 302 Certification of Chief Financial Officer
13.1	Section 906 Certification of Chief Executive Officer
13.2	Section 906 Certification of Chief Financial Officer

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

Date: May 13, 2009	FORUM NATIONAL INVESTMENTS LTD.

/s/ Daniel Clozza
Daniel Clozza, President and Chief Executive Officer

/s/ Martin Tutschek
Martin Tutschek, Chief Financial Officer

  FORUM NATIONAL INVESTMENTS LTD.

  September 30, 2008 and 2007 and December 31, 2006

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

  The consolidated financial statements as at September 30, 2008 and 2007 and for the year ended September 30, 2008, the nine month period ended September 30, 2007 and the year ended December 31, 2006 have been audited by BDO Dunwoody LLP, Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the financial statements.

  “Dan Clozza” (signed)

  Dan Clozza
  President

  April 1, 2009

  REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

  TO THE SHAREHOLDERS OF FORUM NATIONAL INVESTMENTS LTD.

  We have audited the consolidated balance sheet of Forum National Investments Ltd. as at September 30, 2008 and the consolidated statements of operations, comprehensive income (loss) and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit approach provides a reasonable basis for our audit opinion.

  In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2008 and the consolidated statements of operations and deficit and cash flows for the year ended September 30, 2008, in accordance with Canadian generally accepted accounting principles.

  The consolidated financial statements as at September 30, 2007 and for the nine-month period ended September 30, 2007 and the year ended December 31, 2006 were audited by other auditors, who expressed an opinion without reservation on those statements in their report, dated March 12, 2008, except for note 4 which is as of March 2, 2009.

  /s/ BDO Dunwoody LLP

  Chartered Accountants

  Vancouver, Canada
  April 14, 2009, except for note 14 which is as of May 13, 2009

  COMMENTS BY AUDITORS FOR US READERS ON CANADA – US REPORTING DIFFERENCES

  In the United States, reporting standards for auditors requires the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by changes in accounting policy, such as those described in note 2 to the consolidated financial statements. Our report to the shareholders dated March 12,, 2008, except for note 4 which is as of March 2, 2009 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the notes to the consolidated financial statements.

  /s/ BDO Dunwoody LLP

  Chartered Accountants

  Vancouver, Canada
  April 14, 2009, except for note 14 which is as of May 13, 2009

  FORUM NATIONAL INVESTMENTS LTD.
  Consolidated Balance Sheets
  (Expressed in Canadian dollars)

	September 30,	September 30,
	2008	2007

Assets

Current
Cash and cash equivalents	$227,795	$8,624,205
Short-term deposits	14,210	14,210
Amounts and notes receivable (notes 3(b) and 5)	749,612	360,634
Life Settlement receivable (note 21 (d))	5,371,606	–
Other receivables	4,981	265,183
Prepaid expenses	5,738	–
Total Current Assets	6,373,942	9,264,232

Deferred Organization Costs	258,556	149,976
Investments (note 3)	2,670,686	–
Life Settlements (note 6)	3,511,639	–
Property and Equipment (note 7)	12,047,502	9,100,127
Deferred Costs, net (note 9)	1,341,034	1,491,275
Intangibles, net (note 8)	–	30,276

Total Assets	$26,203,359	$20,035,886

Liabilities and Shareholders’ Equity

Current
Accounts payable and accrued liabilities	$897,956	$491,252
Accounts payable – other (note 3(b))	1,203,277	–
Secured borrowing (note 3(b))	137,321	–
Deferred revenue, current portion (note 9)	1,088,003	675,895
Advances against future revenue streams (note 10)	–	8,182
Current portion of long-term debt (note 12)	363,756	227,567
Debentures (note 11)	40,486	40,486
Loans from related parties (note 18)	598,001	288,552
Total Current Liabilities	4,328,800	1,731,934

Deferred Revenue (note 9)	2,404,163	1,389,678
Long-Term Debt (note 12)	4,211,715	3,988,031
Total Liabilities	10,944,678	7,109,643

Shareholders’ Equity

Capital Stock (note 13)	24,224,793	24,194,793
Contributed Surplus (note 13(e))	2,944,536	2,944,536
Deficit	(11,910,648)	(14,213,086)
Total Shareholders’ Equity	15,258,681	12,926,243

Total Liabilities and Shareholders’ Equity	$26,203,359	$20,035,886

  Contingencies and Commitments (notes 16 and 17)
  Subsequent events (note 21)
  Approved on behalf of the Board:

/s/ Dan Clozza	Director	/s/ Martin Tutschek	Director
Dan Clozza		Martin Tutschek

  See accompanying notes to consolidated financial statements.

  FORUM NATIONAL INVESTMENTS LTD.
  Consolidated Statements of Operations, Comprehensive Income (Loss) and Deficit
  (Expressed in Canadian dollars)

		Nine-month
	Year Ended	Period Ended	Year Ended
	September 30,	September 30,	December 31,
	2008	2007	2006

Revenues
Life settlement, net	$5,700,110	$–	$–
Membership and travel	3,593,847	2,320,916	3,546,965
Interest	106,364	149,275	53,251
Miscellaneous	16,943	102,447	477,482
	9,417,264	2,572,638	4,077,698

Expenses
Wages (note 13)	3,060,503	3,437,026	1,081,049
General and administration	2,259,454	761,610	1,425,227
Bad debt expense (note 5(d))	394,386	–	–
Commission costs	319,488	518,363	687,784
Amortization of property and equipment	86,078	68,106	7,830
Amortization of purchased memberships (note 3(b))	681,350	–	–
	6,801,259	4,785,105	3,201,890

Other Expenses
Loss on sale-lease back of vehicle	45,040	–	–
Write off of access rights to wholesale priced
condo accommodation (note 19(a))	27,052	–	–
Write-down of Needles project (note 3(a))	250,876	–	–
	322,968	–	–

Income/(Loss) Before Income Taxes	2,293,037	(2,212,467)	875,808
Income Taxes Recovery (Expense) (note 14)	9,401	–	(453)

Net Income (Loss) and Comprehensive
Income (loss) for Period	2,302,438	(2,212,467)	875,355
Deficit, Beginning of Period	(14,213,086)	(12,000,619)	(12,664,990)
Excess of purchase price over net asset (note 19 (b))	–	–	(210,984)
Deficit, End of Period	$(11,910,648)	$(14,213,086)	$(12,000,619)

Basic earnings (loss) per share	$0.08	$(0.20)	$0.17
Diluted earnings (loss) per share	$0.03	$(0.20)	$0.17

Weighted average number of common shares outstanding (note 13 (b))

  See accompanying notes to consolidated financial statements.

  FORUM NATIONAL INVESTMENTS LTD.
  Consolidated Statements of Cash Flows
  (Expressed in Canadian dollars)

		Nine-month
	Year Ended	Period Ended	Year Ended
	September 30,	September 30,	December 31,
	2008	2007	2006
Operating Activities
Net income/(loss)	$2,302,438	$(2,212,467)	$875,355
Items not involving cash:
Non-cash life settlement revenue	(1,963,569)	–	–
Deferred vacation membership revenue	(973,426)	(829,254)	(1,299,300)
Deferred vacation membership commission costs	547,662	416,063	687,784
Amortization of property and equipment	86,078	68,106	7,830
Amortization of purchased membership	681,350	–	–
Loss on sale-lease back of vehicle	45,040	–	–
Write off of intangibles	27,052	–	–
Write down on Needles project	250,876	–	–
Bad debt expense	394,386	–	–
Revenue recognized on advances against
future revenue streams	–	(17,139)	(67,680)
Stock-based compensation	–	2,944,536	–
Unrealized foreign exchange gain	–	(644,350)
	1,397,887	(274,505)	203,989
Changes in non-cash operating working capital:
Accounts, notes and other receivables	(523,162)	171,663	(144,206)
Life settlement receivables	(5,371,606)	–	–
Prepaid expenses	(5,737)	12,208	11,600
Inventory - condos	–	–	3,433
Deferred costs	(397,421)	(554,543)	(517,843)
Accounts payable and accrued liabilities	398,523	(177,763)	(452,395)
Accounts payable - other	1,203,277	–	–
Deferred revenue	2,400,019	739,386	894,216
Secured borrowing	137,321	–	–
Deferred gain	–	–	(81,022)
	(2,158,786)	190,951	(286,217)

Cash Used in Operating Activities	(760,899)	(83,554)	(82,228)

Investing Activities
Short-term investment	–	–	(10,710)
Purchase of property and equipment	(3,075,269)	(1,882,212)	(2,689,738)
Purchase of intangible property	–	(32,425)	–
Purchase of investments	(3,602,913)	–	–
Purchase of life settlement investments	(1,548,070)	–	–
Organization costs	(108,580)	(149,976)	–
Cash Used in Investing Activities	(8,334,832)	(2,064,613)	(2,700,448)

Financing Activities
Net proceeds received on share issuance	30,000	9,391,996	–
Amounts due to (from) related parties	309,448	–	199,684
Loans from related parties	–	(42,047)	91,223
Current portion of long-term debt	132,991	178,304	49,263
Long-term debt	226,882	602,866	2,704,525
Reduction in capital stock on disposal of asset	–	–	(350,000)
Adjustment to accumulated deficit	–	–	(210,984)
Cash Provided by Financing Activities	699,321	10,131,119	2,483,711

Increase (Decrease) in Cash	(8,396,410)	7,982,952	(298,965)
Cash and Cash Equivalents, Beginning of Period	8,624,205	641,253	940,218

Cash and Cash Equivalents, End of Period	$227,795	$8,624,205	$641,253

  Supplemental cash flow information (note 20)
  See accompanying notes to consolidated financial statements

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended
December 31, 2006
(Expressed in Canadian dollars)

1.	Nature of Operations and Ability to Continue as a Going Concern

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

  The Company earns revenue from investments in life settlement contracts, the sale of travel and fitness club membership and monthly dues from the members of its travel and fitness clubs. As at September 30, 2008, the Company has accumulated deficit of $11,910,648 and working capital of $2,045,143. The Company anticipates incurring substantial expenditures to further develop its life settlement line of business. The Company’s cash flow from operating activities may not be sufficient to satisfy its obligations as they come due and meet the requirements of its capital investment programs and covenants on its long term debt. The continued existence of the Company is dependent upon its ability to generate profit from its life settlement and vacation club business lines to meet its obligations as they become due. The Company intends to finance the future capital required to acquire life settlement contracts and continued operations from a combination of traditional debt, equity markets and cash flow from operations. However, there is no assurance that (a) traditional debt and equity markets may be accessible as required, or if so, on acceptable terms and, or (b) the demand for and selling prices of the Company’s products, may not be sufficient to meet cash flow. The outcome of these matters cannot be predicted with certainty and therefore the Company may not be able to continue operations as planned. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

2.	Significant Accounting Policies

(a) Basis of presentation

  These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the accounts of the Company and the following wholly owned subsidiaries:

	Incorporating	Date of Acquisition
Subsidiaries	Jurisdiction	or Incorporation

inTRAVELnet.com inc.	Alberta, Canada	November 9, 1999
Intravelnet Ltd.	Ontario, Canada	July 25, 2003
ATM Travel Group Ltd. (“ATM”)	British Columbia, Canada	April 3, 2000
International Fitness Vacations (BC) Ltd.	British Columbia, Canada	December 31, 2006
(note 19)
Price Shield Systems Inc. (note 19)	Washington State, USA	February 27, 2007
American Life Settlement Society LLC	State of Delaware, USA	November 15, 2007

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended
December 31, 2006
(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

	(a)	Basis of presentation (continued)

All significant intercompany balances and transactions have been eliminated.

As described in note 22, Canadian GAAP differs in certain material aspects from accounting principles generally accepted in the United States (“US GAAP”).

	(b)	Revenue recognition

  (i) The Company generates revenues from investments in Life Settlements, yacht charter operations, and the sale of memberships and dues. In accordance with CICA HB 3400, Revenue, the portion of revenue received from members, which entitles members to use the Company’s vacation and travel club privileges at a future date, is deferred and recognized in income evenly over the term of the member’s entitlements. For lifetime memberships, revenue is recognized over a period of five years, which is management’s best estimate of the period over which performance will be required.

  (ii) During the year ended September 30, 2008, the Company entered into the life settlement industry. The Company recorded investments in the life settlement contracts at fair value on each balance sheet date. Any changes to fair value will be recognized in the statements of operations in the period in which the changes occur. During the year ended September 30, 2008, the Company recognized in revenue the difference between the death benefits and the carrying value of the policy when the Company determined that settlement and ultimate collection is reasonably assured.

	(c)	Business segments

  The Company’s businesses are organized, managed and internally grouped into segments based on differences in products, technologies and services. The Company continues to manage its operations in two operating business segments: Life Settlement segment and Vacation and Fitness Membership Club segment.

	(d)	Stock-based compensation

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

	(e)	Property and equipment

  Property and equipment are stated at cost. Amortization is provided on a straight-line basis in order to amortize the cost of depreciable assets over their estimated useful lives. For assets constructed internally, amortization is charged once the asset is complete and brought into use.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended
December 31, 2006
(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

	(e)	Property and equipment (continued)

  For assets that are under construction, the Company evaluates recoverability based on the fair value of the asset on the reporting date. When impairment in value is noted, the carrying value of the property and equipment is reduced by a charge to operations.

The annual rates applied are as follows:

Asset	Basis	Rate

Motor vessel	Straight-line	4%
Vehicles	Straight-line	25%
Vehicles under capital lease	Straight-line	33%
Equipment	Straight-line	20%
Computers	Straight-line	30%
Leasehold improvements	Term of lease	5 years

(f)	Deferred organization costs

  The Company defers the costs relating to the structuring of a proposed trust to fund future growth of the life settlement business. The costs of setting up the trust will be amortized once the proposed trust is operational. The Company expects the trust to be operational during 2009.

(g)	Purchased intangibles

  The Company defers and amortizes the cost of purchased intangibles, which consists of a license to purchase condo accommodation at wholesale prices. Amortization is provided on a straight-line basis over a period of ten years.

  Tangible assets acquired in a business combination are identified and recognized apart from goodwill when they arise from either contractual enterprise and sold, transferred, licensed, rented or exchanged, either individually or with a group of related assets or liabilities. Intangible assets with definite lives are amortized over their estimated useful lives. When the carrying amount of goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in the statement of operations. The Company has identified two reporting units.

(h)	Foreign currency translation

  Monetary assets and liabilities denominated in foreign currency have been translated into Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at the rates in effect at the time of the transaction. Foreign exchange gains and losses are included in the determination of net income or loss for the period.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended
December 31, 2006
(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

	(i)	Advances against future revenue streams

  The Company has entered into arrangements whereby future streams of certain financed membership cash flows are sold to a third party (“Lender”) while the Company is committed to provide the future services under these membership contracts. The Company receives cash proceeds on the sale at a discount to the future proceeds that the Lender is expected to receive from the customers. The Lender has recourse against the Company should the amounts become uncollectible, and the Company establishes a reserve for such amounts. For accounting purposes, the discounted proceeds have been recorded as a liability at the time of the transaction (note 10), which is credited to the gross value through a charge to interest expense over the term of the membership contracts. The related revenue is recorded as a reduction of the liability to reflect the membership services rendered by the Company with the resulting reduction in the Company’s potential obligation, in accordance with its revenue recognition policy (note 2(b)).

	(i)	Earnings per share

  Basic earnings-per-share is calculated based on the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share.

	(k)	Income taxes

  Income taxes are accounted for under the asset and liability method. Future income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss carry-forwards. Future income tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantial enactment date. To the extent that it is more likely than not those future income tax assets will not be realized, a valuation allowance is recorded for the excess.

	(l)	Impairment of long lived assets

  Long-lived assets are reviewed for impairment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized when the carrying value of a long-lived asset intended for use exceeds the sum of the undiscounted cash flows is expected from its use and eventual disposition. The impairment loss is measured as the excess of the carrying value of the asset over its fair value.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended
December 31, 2006
(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

	(m)	Use of estimates

  The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates include the valuation of amounts and notes receivable, impairment of assets, including intangible assets, rates for amortization and revenue recognition, balances of accrued liabilities, income taxes provision, valuation allowance for future income tax assets, and the determination of the variables used in the calculation of fair value of life settlement contracts and stock-based compensation. While management believes the estimates used are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

	(n)	Cash and cash equivalents

  Securities with original maturities of three months or less are considered cash equivalents, at cost. The securities are highly liquid and can be converted to known amounts of cash at any time, and are held at major financial institutions. Accrued interest on the guaranteed investment certificates, included as cash equivalents, is at the stated interest rate over the term of the instrument and included in amounts receivable.

	(o)	Deferred costs

Sales commissions are deferred and amortized to operations on the same basis as the related membership sales are recognized as revenue.

	(p)	Comprehensive income

  Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income (“OCI”) includes holding gains and losses on available for sale investments, gains and losses on certain derivative financial instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized. The Company does not have any comprehensive income items for the periods presented.

The adoption of this new standard had no effect in the Company’s consolidated financial statements.

	(q)	Adoption of new accounting standards - Financial instruments

  Financial instruments are initially recognized at fair value. The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values of financial instruments are based on independent prices quoted in active markets. In the absence of an active market, fair values are determined based on valuation models such as discounted cash flows, which require the use of assumptions concerning the amount of timing of estimated

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended
December 31, 2006
(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

(q)

  Adoption of new accounting standards - Financial instruments (continued)

  future cash flows and discount rates. Subsequent measurement depends on management’s classification of the financial assets as held-for-trading, available –for-sale, held-to-maturity or loans and receivables, and financial liabilities as held-for-trading or other liabilities. The classification of financial instruments depends on the nature of and the purpose of the financial instruments, management’s choice and in some circumstances, management’s intentions.

  Held-for-trading

  Financial instruments classified as held-for-trading are measured at fair value with the realized and unrealized changes in fair value recognized each reporting period through interest and financing costs, net on the consolidated statement of earnings

  Available-for-sale

  Financial assets classified as available-for-sale are measured at fair value with the unrealized changes in fair value recorded each reporting period in OCI, Investments in equity instruments classified as available-for-sale do not have the quoted price in an active market are recorded at cost. Each reporting period, available-for-sale assets are written down to fair value through interest and financing costs, net on the consolidated statement of earnings to reflect impairments that are considered to be other than temporary.

Held-to-maturity, loans and receivables and other liabilities

Financial instruments classified as held-to-maturity, loans and receivables and other liabilities are measured at amortized cost using the effective interest method

The following table summarizes the Company’s selected financial instrument classifications based on its intentions:

Financial instrument	Classification

Cash and cash equivalents	Held-for-trading
Short-term deposits	Held-to-maturity
Accounts and notes receivable	Loans and receivables
Life settlement receivable	Loans and receivables
Other receivables	Loans and receivables
Investment	Available for sale
Life Settlement	Held-for-trading
Accounts payable and accrued liabilities	Other liabilities
Accounts payable - other	Other liabilities
Convertible debentures	Other liabilities
Long term debt	Other liabilities
Loan from related parties	Other liabilities

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended
December 31, 2006
(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

	(q)	Adoption of new accounting standards - Financial instruments (continued)

Presentation and Disclosure

  Effective 1 January 2008, CICA Handbook Sections 3862, Financial instruments – disclosures, and 3863, Financial instruments – Presentation. These new sections represent a revision and enhancement to Section 3861, Financial instrument – Presentation and disclosure. Under the new standards, the Company is required to disclose information about the significance of financial instruments for its financial position and performance and qualitative and quantitative information about its exposure to risks arising from financial instruments, as well as management’s objectives, policies and processes for managing such risks. The adoption of these standards did not have an impact on the classification and valuation of financial instruments. The new disclosures resulting from the adoption of these standards are included in note 5.

Capital Disclosures

  Section 1535 establishes standards which require companies to disclose their objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, and whether companies have complied with externally imposed capital requirements and, if not in compliance, the consequences of such non- compliance. See note 15.

	(r)	Recently released new Canadian accounting standards

i. Goodwill and Intangible Assets – Section 3064

  In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”. This new standard provides guidance on the recognition measure, presentation and disclosure of goodwill and intangible assets and is effective beginning January 1, 2009. Concurrent with the adoption of this standard, EIC-27, “Revenues and Expenditures in the Pre-Operating Period”, will be withdrawn. The Company is currently assessing the impact of this standard on its consolidated financial statements.

ii. International Financial Reporting Standards ("IFRS")

  In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended
December 31, 2006
(Expressed in Canadian dollars)

3.	Investments

(a)

  The Company acquired a 25% interest in the Colorado River Resorts, LLC, a real estate development project in Needles, California, in January 2008 for a price of US $1.0 million. The project is controlled and/or operated by a director of the Company. Deterioration of the current real estate market in the southern United States required the company to revalue the investment and recognized impairment of the investment. A charge against income in the amount of $250,876 was made for the year ended September 30, 2008. Subsequent to year end, the investment was further written down to $nil (note 20).

(b)

  Effective October 18, 2007, the Company completed the purchase of Family Vacation Centers being the notes receivable and vacation club memberships from Family Vacation Centers Inc (“The Vendor”) for an amount of $3,052,866. The Company did not purchase the outstanding capital stock of the Vendor and no debt or obligations of the Vendor were assumed. Consideration given was cash payment in the amount of $1,849,589 and an amount $1,203,277 was to be issued in capital stock of the Company and has been accrued in accounts payable as at September 30, 2008. Given the present economic condition the Company has ceased actively selling new travel club memberships from this location at this time. The Company continues to operate the vacation club and derive cash flow from the notes receivable.

The assets of Family Vacation Centers at the time of acquisition were:

Purchase price	$3,052,866

Purchase price allocation
Notes receivable	450,066
Vacation club membership	2,602,800

Total	$3,052,866

  Purchased memberships are amortized over the remaining term of the membership up to a maximum of 5 years. During the year ended September 30, 2008 the Company amortized $681,350 (nine month period ended September 30, 2007 - $ nil) in statements of operations.

  During the year ended September 30, 2008, the Company used its accounts and notes receivable as collateral for secured borrowing. As at year end, the Company recorded a liability of $137,321 related to this borrowing.

  Total investments as at September 30, 2008 and 2007 are:

Investments	2008	2007
Needles Real Estate development	$752,624	$-
Family Vacation Centers Inc.	1,918,062	-
	$2,670,686	$-

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended
December 31, 2006
(Expressed in Canadian dollars)

4.	Business segments

  Transactions among reportable segments are recorded at cost. The Company is an integrated enterprise characterized by substantial intersegment cooperation and cost allocations, therefore, management does not represent that these segments, if operated independently, would report the operating income and financial information shown. The allocations resulting from the shared utilization of shared assets are not necessarily indicative of the underlying activity for segment assets, depreciation and amortization, and capital expenditures.

(a)	Net sales

Net sales	Year ended	Nine months	Year ended
	September 30,	ended September	December 31,
	2008	30, 2007	2006

Life Settlements	$5,700,110	$–	$–
Vacation Clubs	3,593,897	2,320,916	3,546,965
Corporate and unallocated	123,307	251,722	530,733

Total Company	$9,417,264	$2,572,638	$4,077,698

(b)	Operating income

Net Income (loss)	Year ended	Nine months	Year ended
	September 30,	ended September	December 31,
	2008	30, 2007	2006

Life Settlements	$5,700,110	$–	$–
Vacation Clubs	13,576	518,363	687,784
Corporate and unallocated	(3,411,248)	(2,730,830)	188,024

Total Company	$2,302,438	$(2,212,467)	$875,808

(c)	Assets

Assets	As at	As at
	September 30,	September	,
	2008	30, 2007

Life Settlements	$9,141,800	$149,976
Vacation Clubs	3,871,387	1,851,909
Corporate and unallocated	13,190,172	18,034,001

Total Company	$26,203,359	$20,035,886

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended
December 31, 2006
(Expressed in Canadian dollars)

4.	Business segments (continued)

(d)	Capital expenditure

Capital expenditure	Year ended	Nine months	Year ended
	September 30,	ended September	December 31,
	2008	30, 2007	2006

Life Settlements	$1,548,070	$149,976	$–
Vacation Clubs	3,602,913	–	–
Corporate and unallocated	3,183,849	1,914,637	2,700,448

Total Company	$8,334,832	$2,064,613	$2,700,448

(e)	Deprecation and Amortization

Depreciation and amortization	Year ended	Nine months	Year ended
	September 30,	ended September	December 31,
	2008	30, 2007	2006

Life Settlements	$–	$–	$–
Vacation Clubs	681,350	–	–
Corporate and unallocated	86,078	68,106	7,830

Total Company	$767,428	$68,106	$7,830

  Segment assets for the operating business segments (excluding Corporate and Unallocated) primarily include amounts receivable, investments, pre-paid expenses and other miscellaneous assets. Assets included in Corporate and Unallocated principally are cash and cash equivalents; other receivables and property and equipment. Corporate and unallocated assets can change from year to year due to changes in cash, cash equivalents and changes in other unallocated asset categories. For management reporting purposes, corporate capital assets are not allocated to the two operating business segments. Capital expenditure excludes acquisitions paid for by issuing stock.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended
December 31, 2006
(Expressed in Canadian dollars)

5.	Financial Instruments

The company’s financial instruments and the types of risks to which their carrying values are exposed are as follows:

Risks
Market risks
	Credit	Liquidity	Interest rate	Currency
Measured at amortized cost:
Accounts & notes receivable	X			X
Other receivables	X			X
Accounts payable and accrued liabilities		X		X
Convertible debentures		X		X
Long term debt		X		X
Loans form related parties		X		X

Measured at fair value:
Cash and cash equivalents	X			X
Short- tem deposits	X
Loans from related parties	X			X

(a)	Credit risk

  Credit risk is the risk that a party to one of the Company’s financial instruments will cause a financial loss to the Company by failing to discharge an obligation. The carrying values of the Company’s financial assets, which represent the maximum exposure to credit risk, are as follows:

September 30,
2008

Cash and cash equivalents	$227,795
Short-term deposits	14,210
Accounts and notes receivable	749,612
Life settlement receivable	5,371,606
Other receivables	4,981

Total	$6,368,204

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended
December 31, 2006
(Expressed in Canadian dollars)

5.	Financial Instruments (continued)

(a)	Credit risk (continued)

  Cash and cash equivalents and short term deposits: Credit risk associated with these assets is minimized substantially by ensuring that these financial assets are placed in debt instruments of the well-capitalized financial institutions.

  Amounts and notes receivable and Other receivables: Credit risk associated with these assets is minimized due to their nature. All notes receivable are carried a net after allowing for bad debts and unearned interest. The provision for doubtful amounts receivable is an estimate based on an assessment of individual accounts and the length of time balances have been outstanding. As of September 30, 2008 the allowance for doubtful accounts totaled $150,557 (2007 $ 96,530).

Life settlement receivable: Credit risk associated with this asset is minimized by ensuring investments are made in instruments from well-capitalized insurance institutions.

(b)	Liquidity risk

  Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities. The Company manages liquidity risk by regularly monitoring forecast and actual cash flows as well as maturity profiles of financial assets and financial liabilities. The Company expects the following maturities of its financial liabilities (including interest) and operating leases and contracts:

	Expected payments by period as at September 30, 2008
				More
	Within 1 yr	2-3 yrs	4-5 yrs	than 5 yrs	Total

Accounts payable and
accrued liabilities	$897,955	–	–	–	$897,595
Accounts payable – other	1,203,277	–	–	–	1,203,277
Life settlement premiums *	1,313,713	2,627,426	2,627,426	–	6,568,565
Lease and contracts	107,164	96,190	11,666	–	215,020

Total	$3,522,109	$2,723,616	$2,639,092	–	$8,884,817

  * Life insurance premiums are future payments required to keep the insurance policy in good standing.

  Operating leases and contracts include property leases for the Company’s travel operations. The Company believes that it will not encounter difficulty in meeting the obligations associated with its’ financial liabilities and further believes that if necessary, it would be able to access the capital markets for additional financial resources at prevailing market rates.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended
December 31, 2006
(Expressed in Canadian dollars)

5.	Financial Instruments (continued)

	(c)	Market risk

  Market risk is the risk that fair value or future cash flows of financial instrument will fluctuate because of changes in interest rates, other market prices, and/or foreign currency exchange rates. With exception of its’ construction loan to complete overhaul of the motor vessel, the carrying amounts of the Company’s financial instruments are not subject to interest rate risk. Subsequent to year end the construction loan has been converted to a permanent loan having a fixed interest rate. Life settlement contracts are measured at fair value on each balance sheet date. Market risks associated with the financial standing of the issuer and changes in economic conditions affecting the issuer may affect the fair value of such financial instruments.

  The following table sets out a sensitivity analysis of the effect of the Company’s financial instruments that are subject to foreign currency risk by applying reasonable possible changes in foreign currency rates relative to the Company’s functional currency, the Canadian dollar

	Foreign Currency Risk(1)
		-25%(1)		+25%(1)
	Carrying amount	Net		Net
	September 30, 2008	earnings	OCI(2)	earnings	OCI
Financial assets
Cash and cash equivalents	227,795	(56,949)	–	56,949	–
Life Settlements receivable	5,371,606	(1,342,902)	–	1,342,902	–
Financial liabilities
Long term debt – current	363,756	90,939	–	(90,939)	–
Long term debt – non current	4,211,715	1,052,929	–	(1,052,929)	–
Total (decrease) increase		(255,983)	–	255,983	–

(1)	Displayed is the effects on the Company’s US dollar denominated financial assets and liabilities if the value of the US $ increases or decreases by 25%:

(2)	OCI – “Other comprehensive income

  The Company is exposed to currency risk in relation to their US dollar financing referred to in note 12 and the Life Settlement investments (note 6) denominated in US dollars. The Company has not entered into any foreign currency contracts to mitigate this risk.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended
December 31, 2006
(Expressed in Canadian dollars)

5.	Financial Instruments (continued)

	d)	Fair value

  Carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, short-term investments, accounts and notes receivable, and accounts payable and accrued liabilities approximate fair values due to their short-term maturities. The fair value of the convertible debentures is not readily determinable as comparable market rates are not available.

  Other receivables were impaired by termination of the third party agreement to sell the Company’s Vacation club memberships. An amount of $394,386 from Other Receivables was charged to income during the year ended September 30, 2008.

6.	Investments in Life settlements

  The company purchases life settlement contracts for long term investment purposes and accounts for these investments under CICA HB 3855. The Company designated the investments in life settlement contracts as held-for-trading and are recorded at fair value on each reporting dates. As of September 30, 2008 the Company has the following investment in life settlement contracts:

  The table below summarizes the attributes of outstanding life settlement contracts at September 30, 2008:

	Carrying	Premiums	Face
Year	value	payable	value

2008	3,511,639	1,313,713	27,483,207

  Fair value is estimated in good-faith based on information available to the Company on those dates. The Company considered the following factors: cost at date of purchase; recent purchases and sales of similar investments, financial standing of the issuer, changes in economic conditions affecting the issuer; standard, actuarially developed mortality tables and industry life expectancy reports.

  For the fiscal period presented on the current statement of operations and deficit, year ended September 30, 2008, nine months ended September 30, 2007 and year ended December 31 2006, the investments experienced the following gains:

	Realized	Unrealized
Year	Gains (Losses)	Gains (Losses)

2006	-	-
2007	-	-
2008	4,681,237	1,018,873

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended
December 31, 2006
(Expressed in Canadian dollars)

7.	Property and Equipment

		Accumulated	Net Book
September 30, 2008	Cost	Amortization	Value

Motor vessel	$11,746,281	$–	$11,746,281
Vehicles	75,000	10,417	64,583
Equipment	217,311	76,955	140,356
Computers	7,737	5,628	2,109
Leasehold improvements	147,792	53,619	94,173

	$12,194,121	$146,620	$12,047,502

		Accumulated	Net Book
September 30, 2007	Cost	Amortization	Value

Motor vessel	$8,796,989	$–	$8,796,989
Equipment	211,373	35,595	175,778
Computers	7,737	4,692	3,045
Leasehold improvements	147,792	23,477	124,315

	$9,163,891	$63,764	$9,100,127

At September 30, 2008, the Company’s motor vessel is under construction and its cost is therefore not being amortized.

8.	Intangibles

	September 30,	September 30,
	2008	2007

Purchased access rights to wholesale price condo (note 3)	$32,425	$32,425
Accumulated amortization	(5,373)	(2,149)
Impairment write-down	(27,052)	-

	$–	$30,276

9.	Deferred Revenue

	September 30,	September 30,
	2008	2007
Deferred membership sales	$3,492,166	$2,065,573
Less: Current portion	1,088,003	675,895
	$2,404,163	$1,389,678
Deferred costs	$1,888,695	$1,907,338
Accumulated amortization	547,662	416,063
	$1,341,033	$1,491,275

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended
December 31, 2006
(Expressed in Canadian dollars)

9.	Deferred Revenue (continued)

  The deferred membership sales and dues relates to the portion of revenue, which entitles members to use the Company’s vacation and travel club privileges at a future date up to September 30, 2013. Life time memberships are amortized over 5 years, management’s best estimate, based on historical data, of the period over which performance will be required. The revenue is recognized as indicated in note 2(b).

Deferred commission expenses are recognized and amortized as indicated in note 2(f).

  During 2008, the Company entered into travel club membership agreements with a total value of $2,400,019 (2007 - $739,788; 2006 - $784,845). As described in note 2(b), the revenue from these memberships are recognized in the year of purchase evenly over the term of the membership.

10.	Advances against Future Revenue Streams

During the year ended September 30, 2008, the Company sold future streams of revenue as described in note 3(h). The activity is summarized as follows:

	September 30,	September 30,
	2008	2007

Balance, beginning of period	$8,182	$25,321
Recognition of membership revenues during the period	(8,182)	(17,139)

Balance, end of period	$–	$8,182

11.	Debentures

  Between April 19 and December 15, 2000, the Company issued convertible debentures in the aggregate amount of approximately $98,000 to friends and family of former officers and directors of the Company. The debentures matured between April 19 and December 15, 2002, are no longer convertible, no longer continue to bear interest and $34,310 remained unpaid since that date. The Company has been unable to contact the debenture holders. The holder of a debenture had the right at any time after the issuance until maturity to voluntarily convert to common shares of the issuer at a rate of US $6.00 to US $12.50 per common share per share. The debentures are fully matured as of 2002. As of September 30, 2008 and 2007, accrued interest on the debentures amounted to approximately $6,176.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended
December 31, 2006
(Expressed in Canadian dollars)

12.	Long-Term Debt

The Company has secured a long-term loan to complete the refit project of the vessel.

	September 30,	September 30,
	2008	2007
Construction loan in US funds to complete vessel refit project, convertible into a permanent loan at completion, amortizing
over 18 years bearing interest at 7% APR for a 5 year term	$4,504,575	$4,215,598
Lease financing against motor vehicle	70,896	–
Less: Current portion	(363,756)	(227,567)
Long-term portion	$4,211,715	$3,988,031

  The construction loan and permanent loan are secured by the motor vessel and by a personal guarantee from two of the directors of the Company. Interest on the Construction loan is capitalized in the Property and Equipment balance. Interest capitalized for year ended September 30,2008 is $307,917 (nine month period ended September 30, 2007 – 361,376)

  The Company lease financed a motor vehicle during the year September 30, 2008. The loan is in the form of a capital lease repayable in equal installments over 36 months and is secured by a guarantee over the motor vehicle acquired during the year ended September 30, 2008. The minimum lease payment for the lease is $1,838 per month, interest rate at 8.5% p.a. and the guaranteed residual value is $32,000.

  The expected repayments of long term debt for the five following twelve month periods ended September 30, 2008 are as follows:

	Construction loan	Vehicle lease	Total
2009	$ 347,341	$ 16,415	$ 363,756
2010	521,011	14,482	535,493
2011	521,011	39,999	561,010
2012	521,011	-	521,011
2013	521,011	-	521,011
Thereafter	2,073,190	-	2,073,190

Total long term debt	$ 4,504,575	$ 70,896	$ 4,575,471

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended
December 31, 2006
(Expressed in Canadian dollars)

13.	Capital Stock

	(a)	The authorized capital stock:

Unlimited - Common shares without par value

Unlimited - Series “A” - Preference non-dilutive convertible shares without par value (convertible to 100% of outstanding common shares at the time of conversion)

Unlimited - Series “B” - Preference convertible shares without par value (convertible to one common share for each preferred share held)

	(b)	The issued capital stock of the Company is as follows: 13,933,983 Series “A” preferred shares for no consideration 13,933,983 Series “B” preferred shares for no consideration

	Number of
	Common
	Shares	Amount

Balance, December 31, 2006	4,644,661	$14,802,797
Forward share split - 3-for-1 (i)	9,289,322	–
Private placement (ii)	11,000,000	5,773,918
Private placement (iii)	3,500,000	3,650,396
Share issue costs	–	(32,318)

Balance, September 30, 2007	28,433,983	24,194,793
Stock options exercised	30,000	30,000

Balance, September 30, 2008	28,463,983	$24,224,793

(i)	On April 16, 2007, the Company's common shares were forward split on a three new for one old basis.

(ii)	On June 29, 2007, the Company completed a private placement and issued 11,000,000 common shares of the Company at US $0.50 per share for gross proceeds of $5,773,918 (US $5,500,000).

(iii)	On July 4, 2007, the Company completed a private placement and issued 3,500,000 common shares at US $1.00 per share for gross proceeds of $3,650,396 (US $3,500,000).

  Weighted average outstanding common stock for the calculation of earning (loss) per share for each of the period presented:

	Year ended	Nine months	Year ended
	September 30,	ended September	December 31,
	2008	30, 2007	2006

Basic	28,447,808	11,140,573	5,098,086
Diluted common stock	90,435,932	11,140,573	5,098,086

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended
December 31, 2006
(Expressed in Canadian dollars)

13.	Capital Stock (continued)

  Diluted weighted average common stock includes common stock issuable if Series A and Series B preferred shares are converted and 2,805,000 stock options outstanding are exercised assuming that any proceeds would be used to purchase common stocks at the average market price during the period.

	(c)	Options

  The Company did not expand the stock option plan during the year under review after reserving 2,850,000 shares in the common stock of the Company for the nine month period ended September 30, 2007 (year ended December 31, 2006 - $nil). The options vested immediately, exercisable at $1 per share and will expire in July 2012. No options were granted during the year ended September 30, 2008.

	(d)	Stock-based compensation

  Stock-based compensation costs of $nil for the year ended September 30, 2008. Included in wages expense for the nine month period ended September 30, 2007, is stock-based compensation costs of $2,944,536 (year ended December 31, 2006 - $nil) for options granted to directors, employees and consultants of the Company.

The table below summarizes the outstanding stock options as at September, 30 2008 and 2007:

	Number	Exercise
	of Options	Price (US $)

Balance, January 31, 2007	–	$–
Granted during the nine month period ended September 30, 2007	2,835,000	1.00

Balance, October 01, 2007	2,835,000	$1.00
Exercised during the year ended September 30, 2008	(30,000)	$1.00

Balance, September 30, 2008	2,805,000	$1.00

  The table below summarizes the attributes of the outstanding stock options as at September 30, 2008:

Options Outstanding			Options Exercisable
Exercise	Number	Remaining	Number	Exercise
Price (US $)	of Options	Contractual Life	of Options	Price (US $)

$1.00	2,805,000	3.75 years	2,805,000	$1.00

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended
December 31, 2006
(Expressed in Canadian dollars)

13.	Capital Stock (continued)

	(d)	Stock-based compensation (continued)

The fair value of stock options used to calculate stock-based compensation is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

September 30, 2007

Dividend rate	–
Expected volatility	209%
Interest rate	4.88%
Expected life	5 years

(e)	Contributed surplus

Balance, January 01, 2007	$–
Stock-based compensation	2,944,536

Balance, September 30, 2007 and 2008	$2,944,536

14.	Income Taxes

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

		Nine month
	Year ended	period ended	Year ended
	September 30,	September 30,	December 31,
	2008	2007	2006

Statutory income tax rate	31.5%	33.9%	33.8%

Statutory rate applied to income (loss) from
operations before income taxes	$722,307	$(750,026)	$296,023
Permanent differences	(1,778,160)	1,007,468	20,058
Large corporations tax and other	–	–	–
Non-capital losses not previously recognized	859,047	–	–
Cost (benefit) of previously unrecognized tax pools	–	(145,279)	(315,628)
Tax effect of depreciation and amortization
in excess of capital cost allowance	(96,845)	(112,163)	–
Tax effect of write down in investments	293,651

Income tax expense	$–	$–	$453

Comprising:

Income taxes (recovery) expense – current	$–	$–	$453
Income taxes – future	$–	$–	$–

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended
December 31, 2006
(Expressed in Canadian dollars)

14.	Income Taxes (continued)

The significant components of the Company’s future income tax assets are as follows:

	September 30,	September 30,
	2008	2007

Future income tax assets:
Non-capital loss carry forwards	$1,649,664	$1,397,920
Investments	116,528	–
Capital loss carry forwards	193,612	378,127
Excess (deficiency) of tax cost over book value
of tangible assets	(627,775)	178,155
Excess (deficiency) of tax cost over book value
of intangible assets	429,711	–

	1,761,740	1,954,202
Valuation allowance	(1,761,740)	(1,954,202)

Future income taxes, net	$–	$–

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

The Company has non-capital income tax loss carry forwards of approximately $2,723,879 available to reduce future years’ taxable income expiring between 2008 and 2027.

The Company has a capital loss carry-forward of approximately $1,229,281 [utilized in 2008].

  The accounting estimates related to the liability for uncertain tax positions require us to make judgments regarding the sustainability of each uncertain tax position based on its technical merits. If we determine it is more likely than not a tax position will be sustained based on its technical merits, we record the impact of the position in our audited consolidated financial statements at the largest amount that is greater than 50% likely of being realized upon ultimate settlement. These estimates are updated at each reporting date based on the facts, circumstance and information available.

  Actual income tax expense, income tax assets and liabilities could vary due to future changes in income tax laws, significant changes in the taxability of certain proceeds received by the Company particularly between Canadian and US jurisdictions, or unpredicted results from the final assessment of each year’s liability, if any, by various taxing authorities.

15	Capital Management Policy

  The Company’s objective when managing capital are; to safeguard the Company’s ability to continue as a going concern in order to achieve profitable operations and to maintain optimal capital structure, while ensuring the Company strategic objectives are met; and to provide an appropriate return to shareholders relative to the risk of the Company’s underlying assets.

The Company considers the items included in shareholders’ equity as capital.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended
December 31, 2006
(Expressed in Canadian dollars)

16.	Commitments

In addition to other obligations disclosed elsewhere:

(a)

  The Company has commitments in respect of operating leases with total aggregate payments due of approximately $170,780 (September 30, 2007 – $190,867). Payments due in each of the next five years are as follows:

2009	$78,044
2010	67,718
2011	13,352
2012	6,333
2013	5,333

Total	$170,780

(b)

  The Company has commitments in respect of office leases with total aggregate payments due of approximately $44,240 (September 30, 2007 – $105,832). Payments due in each of the next two years are as follows:

2009	$29,120
2010	15,120

Total	$44,240

17.	Contingent liability

  The Company has been named as a defendant with respect to injuries sustained at a travel seminar organized by a person licensed to sell travel memberships on behalf of the Company. Forum in conjunction with its insurance company has defended the claim, on the basis that it neither conducted its business from the premises at issue nor organized the seminar at issue. Forum considers the above suit frivolous, a nuisance, and without merit. Accordingly, it is not possible at this time to assess the likelihood of recovery or to estimate the possible quantum of damages. The Company has liability insurance to mitigate any financial loss to the Company.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended
December 31, 2006
(Expressed in Canadian dollars)

18.	Related Party Transactions

In addition to related party transactions disclosed elsewhere in these financial statements, the following transactions have occurred:

(a)

  During 2008, the Company paid $nil (nine month period ended September 30, 2007 $nil and year ended December 31, 2006 – $nil) in consulting fees to directors or companies controlled by directors of the Company. The Company reimbursed $112,565 (nine month period ended September 30, 2007 $113,297 and year ended December 31, 2006 – $159,715) to directors for expenditures made on behalf of the Company.

(b)

  At September 30, 2008, directors and officers advanced $598,001 (nine month period ended September 30, 2007 $296,747 and year ended December 31, 2006 – $257,706) to the Company in the form of loans and short-term financing. The amounts advanced from directors and officers are unsecured, non-interest bearing and repayable on demand.

(c)

  During 2008, the Company wrote-off an amount of $nil (nine month period ended September 30, 2007 $nil and year ended December 31, 2006 – $37,396) being advances in lieu of expenses due from former officers and employees of the Company.

(d) During fiscal 2008 a 2007 model, SUV 7 passenger limousine owned by a director and officer of the Company was sold to the Company for $115,000. The Company subsequently lease- financed the vehicle.

All of the above transactions and balances are in the normal course of operations and measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

19.	Acquisitions

(a)

  Effective February 27, 2007, the Company acquired 100% of the issued and outstanding capital stock of a Washington state company, Price Shield Systems Inc., at fair market value in the amount of $32,425. The amount has been allocated to intangibles as the Company had no other assets and liabilities. The acquired company owns access rights to wholesale priced condo accommodation required to enhance vacation club membership benefits. During the year ended September 30, 2008 the license was transferred to the Company and the value of the investment was written down to $ nil and recorded an impairment in the amount of $27,052.

(b)

  Effective December 31, 2006, the Company completed the purchase of 100% of the outstanding capital stock of International Fitness Vacations (BC) Ltd. (“Fitness Vacations”) from an officer and director of the Company in the amount of $550,000. The acquired company is a full service gym and also markets gym memberships with a potential travel component. Consideration given was settlement of $441,260 of advances by the Company to the owner of the shares of International Fitness Vacations (BC) Ltd. (who is also a shareholder of the Company including the President and Director), and settlement of $108,740 of advances to International Fitness Vacations (BC) Ltd.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended
December 31, 2006
(Expressed in Canadian dollars)

19.	Acquisitions (continued)

The assets and liabilities of Fitness Vacations at the time of acquisition were:

Purchase price	$550,000

Purchase price allocation
Equipment	$206,798
Leasehold improvements	150,000
Accounts payable	(17,782)

Net identifiable assets acquired	339,016
Excess of purchase price over net identifiable assets acquired	210,984

Total	$550,000

  Canadian GAAP requires that any assets or liabilities acquired in a non-arms length transaction be recorded in the Company’s records at the carrying value of the vendor. The amounts above attributed to net identifiable assets approximate their carrying value in the records of International Fitness Vacations (BC) Ltd. The amount attributed to “excess of purchase price over net identifiable assets acquired” has been charged to deficit, for the year ended December 31, 2006.

20.	Supplemental Cash Flow Information

Cash flow information:

		Nine month
	Year ended	period ended	Year ended
	September 30,	September 30,	December 31,
	2008	2007	2006

Interest paid	$34,268	$9,496	$30,950

Taxes paid	$–	$6,468	$453

Excess of purchase price - gym acquisition	$–	$–	$210,984

21.	Subsequent Events

	(a)	In February 2009, the Company completed construction of its 120 foot passenger carrying yacht the MV Spirit of Two Thousand and Ten.

(b)

  In February 2009, the Company converted its construction loan with Caterpillar Financial Services to a permanent loan facility of $5 million US dollar with a 5 year term, 18 year amortization and a fixed 7% APR.

	(c)	Subsequent to year ended September 30, 2008, the Company write-off its investment in the Colorado River Resorts, LLC, a real estate investment property in Needles, California (note 3(a)).

	(d)	In March 2009, the Company received payment of its $5 Million US dollar receivable.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended
December 31, 2006
(Expressed in Canadian dollars)

22.	United States Generally Accepted Accounting Principles Reconciliation

  These financial statements have been prepared in accordance with Canadian GAAP, which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with US GAAP as summarized below:

	(a)	Stock-based compensation

(i)

  Under US GAAP, the issue of stock options and warrants to non-employees is accounted for under FASB Statement No. 123R (“SFAS 123R”), “Share-based Payment”, and related interpretations. The Company recognizes compensation expense for stock options issued to non-employees for services received based upon the fair value of the services received or the equity instruments issued, whichever is more reliably determined. Prior to the adoption of SFAS 123R, the Company had accounted for stock options issued to non- employees at fair value under FSAB Statement No 123 (“SFAS 123), “Accounting for Stock-based Compensation” therefore, the adoption of SFAS 123R had no effect on the Company’s accounting policy. During the year ended December 31, 2002, the Company adopted the new recommendations of the CICA Handbook section related to stock-based compensation payments (note 2(d)). Under this policy, stock options issued to non- employees after December 31, 2001 are accounted for consistently with US GAAP. Under Canadian GAAP, stock options issued to non-employees prior to December 31, 2001 were not valued and no stock–based compensation expense was recorded. Therefore, for the year ended December 31, 2002, the measurement difference for non-employee stock options relate to options granted prior to January 01, 2002.

  The fair value of the stock options and warrants granted to non-employees during the years ended December 31, 2001 and 2000 were estimated on the date of grant using the Black- Scholes option pricing model and the following weighted average assumptions:

	2001	2000

Expected volatility	1.73	1.98
Risk-free rate	5.48%	4.23%
Dividend yield	0%	0%
Expected life of options	0.6 years	1.6 years

  Accounting for the non-employee options on this basis would result in recording additional compensation expense and capital stock of $684,664 from the year of adoption of FAS No. 123 to September 30, 2008.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended
December 31, 2006
(Expressed in Canadian dollars)

22.	United States Generally Accepted Accounting Principles Reconciliation (continued)

	(b)	Valuation of stock issued for assets and services

(i)

  During the year ended December 31, 2000, the Company acquired Fitness Vacations for 992,000 common shares of the Company. Under Canadian GAAP, the acquisition was valued based on the estimated fair value of the assets acquired. For US GAAP purposes, the acquisition would be valued based on the market value of the shares given. Accordingly, as at September 30, 2008 and 2007, the application of US GAAP would result in an increase in capital stock of $1,217,705.

  During the year ended December 31, 2001, goodwill relating to the acquisition of Fitness Vacations was written down, and as such, the additional goodwill recorded on the acquisition under US GAAP was written off. Accordingly, for the year ended at September 30, 2008, the nine month period ended September 30, 2007 and the year ended December 31, 2006, the application of US GAAP would result in a corresponding increase in deficit of $1,217,705.

(ii)

  During the years ended December 31, 2001 and 2000, the Company settled a number of accounts payable by the issuance of stock options and common shares. For Canadian GAAP purposes, the transactions were recorded at the carrying value of services received. For US GAAP purposes, the transactions would be valued based on the market value of the options or shares issued. Accordingly, as at September 30, 2008 and 2007, the application of US GAAP would result in an increase in capital stock and an increase in deficit of $695,681 for the year ended at September 30, 2008, the nine month period ended September 30, 2007 and the year ended December 31, 2006,.

(iii)

  During the year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended December 31, 2006, the Company did not issue shares under its incentive share purchase plan (note 2(d)).

(c)	Uncertain tax position

  In July 2006, the FASB issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109”, which clarifies the accounting for uncertainty in income taxes recognized in accordance with FASB Statement No. 109 (“SFAS 109”), “Accounting for Income Taxes.” FIN 48 clarifies the application of SFAS 109 by defining criteria that an individual tax position must meet for any part of benefit of that position to be recognized in the financial statements. .The evaluation of a tax position in accordance with this interpretation is a two-step process. In the first step, recognition, the Company determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step addresses measurement of a tax position that meets the more-likely-than-not criteria. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in a) an increase in a liability for income taxes payable or a reduction of an income tax refund receivable, b) a reduction in a deferred tax asset or an increase in a deferred tax liability or c) both a and b. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended
December 31, 2006
(Expressed in Canadian dollars)

22.	United States Generally Accepted Accounting Principles Reconciliation (continued)

(c)	Uncertain tax position (continued)

  recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be de-recognized in the first subsequent financial reporting period in which that threshold is no longer met. Use of a valuation allowance as described in FAS No. 109 is not an appropriate substitute for the de-recognition of a tax position. The requirement to assess the need for a valuation allowance for deferred tax assets based on sufficiency of future taxable income is unchanged by this interpretation. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company determined that as at September 30, 2008 and 2007, its tax position will more likely than not be sustained upon examination. As a result, no tax provisions were accrued. However, the validity of any tax position is a matter of tax law, the body of statutory, regulatory and interpretive guidance on the application of the law is complex and often ambiguous. Because of this, whether a tax position will ultimately be sustained may be uncertain.

(d)	Deferred organization costs

  During the nine month period ended September 30, 2007 the Company deferred costs associated with setting up its Life Settlement business. In April 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) No. 98-5, “Reporting on the Costs of Start-Up Activities”. The SOP is intended to provide guidance on how organizations should report start-up and organization costs. SOP No. 98-5 requires that such costs be expensed, rather than capitalized, which has been the usual practice. The application of US GAAP would result in a decrease in Total Assets of $258,556 (2007 - $149,976) and an increase in deficit of $258,556 (2007 - $149,976).

(e)	Purchased intangibles

  During the nine month period ended September 30, 2007 the Company acquired access rights to wholesale priced condo accommodation. For Canadian GAAP purposes, the license is treated as an intangible asset and amortized on a straight-line basis over 10 years. For US GAAP purposes, the acquisition of the license would be expensed in the year incurred. During the year ended September 30, 2008, the Company wrote-off the investment. The application of US GAAP would result in a decrease in Total Assets as at September 30, 2008 of $nil (2007 - $ 30,276), a increase in net income for the year ended September 30, 2008 of $30,276 (for the nine-month ended September 30, 2007 – increase in net loss of $30,256 and for the year ended December 31, 2006 - $nil) and an increase in deficit of $nil (2007 - $ 30,276 and 2006 - $ nil).

(f)	Life settlement contracts

  On March 27, 2006, FASB Staff Position No. FTB 85-4-1 Accounting for Life Settlement Contracts by Third-Party Investors (FSP FTB 85-4-1) was issued, which amends FTB 85-4. The FASB Staff Position states that an investor may elect to account for its investments in life settlement contracts using either the investment method or the fair value method. The

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended
December 31, 2006
(Expressed in Canadian dollars)

22.	United States Generally Accepted Accounting Principles Reconciliation (continued)

(f)	Life settlement contracts (continued)

  election shall be made on an instrument-by instrument basis and is irrevocable. Under the investment method, an investor shall recognize the initial investment at the purchase priceplus all initial direct costs. Continuing costs (policy premiums and direct external costs, if any) to keep the policy in force shall be capitalized. Under the fair value method, an investor shall recognize the initial investment at the purchase price. In subsequent periods, the investor shall re-measure the investment at fair value in its entirety at each reporting period and shall recognize change in fair value earnings (or other performance indicators for entities that do not report earnings) in the period in which the changes occur. FSP FTB 85-4-1 is required to be applied to fiscal years beginning after June 15, 2006. The Company uses the Fair Value method to calculate its Life Settlement Portfolio.

(g)	Recent accounting pronouncements

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

(ii)

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

(iii)

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

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended
December 31, 2006
(Expressed in Canadian dollars)

22.	United States Generally Accepted Accounting Principles Reconciliation (continued)

(g)	Recent accounting pronouncements (continued)

(iv)

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

(v)

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

(h)	Reconciliation

  The effect of the differences between Canadian GAAP and US GAAP (including practices proscribed by the SEC) on the consolidated balance sheets and statements of operations and deficit are summarized as follows:

(i)	Total Assets

	September 30,	September 30,
	2008	2007
Total Assets under Canadian GAAP	$26,203,359	$20,035,886
Adjustment for Deferred Organization cost (note 22(c))	(258,556)	(149,976)
Intangibles, net (note 22(d))	–	(30,276)

Total Assets under US GAAP	$25,944,803	$19,855,634

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended
December 31, 2006
(Expressed in Canadian dollars)

22.	United States Generally Accepted Accounting Principles Reconciliation (continued)

(h)	Reconciliation (continued)

(ii)	Capital stock

	September 30,	September 30,
	2008	2007

Capital stock, under Canadian GAAP	$24,224,793	$24,194,793
Contributed surplus	2,944,536	2,944,536
Adjustment for stock-based compensation
for non-employees (note 22(a))	684,664	684,664
Adjustment for acquisition of Fitness Vacations (note 22(b)(i))	1,217,705	1,217,705
Adjustment for accounts payable settled by share issuances
(notes 22(b)(ii) and (iii))	695,681	695,681

Capital stock, under US GAAP	$29,767,379	$29,737,379

(iii)	Deficit

		Nine-month
	Year ended	period ended	Year ended
	September 30,	September 30,	December 31,
	2008	2007	2006

Deficit, under Canadian GAAP	$(11,910,648)	$(14,213,086)	$(12,006,619)
Adjustment for Deferred Organization cost	(258,556)	(149,976)	–
Adjustment for Intangibles, net	–	(30,276)	–
Adjustment for stock-based
compensation for non-employees
for non-employees (note 22(a))	(684,664)	(684,664)	(684,664)
Adjustment for acquisition of Fitness
Vacations (note 22(b)(i))	(1,217,705)	(1,217,705)	(1,217,705)
Adjustment for accounts payable settled
by share issuances (notes 22(b)(ii) and (iii))	(695,681)	(695,681)	(695,681)

Deficit, under US GAAP	$(14,767,254)	$(16,991,388)	$(14,598,668)

(iv)	Net income (loss) and earnings (loss) per share for:

		Nine-month
	Year ended	period ended	Year ended
	September 30,	September 30,	December 31,
	2008	2007	2006

Net income (loss) for the period,
under Canadian GAAP	$2,302,438	$(2,212,467)	$875,355
Adjustment for Deferred Organization cost	(108,580)	(149,976)	–
Adjustment for Intangibles, net	30,276	(30,276)	–
Net income (loss) for the period,
under US GAAP	$2,224,134	$(2,392,719)	$875,355

Basic earnings (loss) per share, under US GAAP	$0.08	$(0.21)	$0.17
Diluted earnings per share, under US GAAP	$0.02	$(0.21)	$0.17