Form 20-F/A
period 2007-09-30
FORUM NATIONAL INVESTMENTS LTD
filed 2009-06-23
CIK 1065579

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3

FORM 20-F/A

(Mark One)

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

EXPLANATORY NOTE

Amendment No. 3

           Forum National Investments Ltd. (“we or the “Company”) is filing this Amendment No. 3 on Form 20-F/A (“Amendment No. 3”) to its annual report on Form 20-F for the transition year ended September 30, 2007 originally filed with the Securities and Exchange Commission on April 1, 2008 (the “original filing”) as amended on April 15, 2008 (Amendment No. 1) and April 2, 2009 (“Amendment No. 2”)  to reflect the following amendments:

1)	Part I Item V Operating Results has been amended to:
	a)	clarify number of memberships sold and mean average price;
	b)	explain the meaning of “over-accruals”;
	c)	explain how minimal business interruption resulted in a decrease to the mean average travel club price;
	d)	eliminate non-GAAP measure showing expenses exclusive of stock-based compensation;
	e)	include a more complete explanation of the decline in commission costs and revise our disclosure of the deferral period of commission expenses;
	f)	revise our discussion of deferral period of commission expenses for consistency with our financial statements notes 3(b) and 3(m); and
	g)	revise our presentation of direct selling expenses and discounts or all periods on a consistent basis.
2)	Part I Item VIII The Company’s consolidated audited financial statements have been amended as follows:
a)

Revision of the Report of the Independent Auditor to include an explanatory paragraph regarding the restatement in accordance with the guidance in paragraph 12 of Section 420 in the Statement of Auditing Standards; and to state that period ended September 30, 2007 is a nine-month period.

b)

Revise the consolidated statements of operations to reclassify the charge related to share- based payment arrangements in same line of the income statement as cash compensation paid to employees (wages).

	a)	Note 11 to consolidated audited financial statements concerning our debentures.
3)	New certifications of our principal executive and financial officer are included as exhibits to this amendment.

Amendment No. 2

We filed Amendment No. 2 to reflect the following amendments to the original filing, as amended:
4)	The cover page has been amended to indicate this Form 20-F is a Transition Report a the Company changed its fiscal year end from December 31st to September 30th of each year.
5)	Part I Item III – Selected Financial Data has been amended to reflect the adjustments made to the financial statements and to add a weighted average number of share calculation.
6)	Part I Item IV – Information About the Company has been amended to include an introductory paragraph of the Company’s three lines of business and more information about these lines of business.
7)

Part I Item V Operating Results has been amended to expand the disclosure on revenue recognition, amend the Selected Financial Data to reflect the adjustments made to the financial statements and to explain in more detail changes to our operating results.

8)	Part I Item V Liquidity has been amended to expand disclosure regarding private placements.
9)	Part I Item V Tabular Disclosure has been amended to expand the notes for clarity.
10)	Part I Item X Other Information has been amended to expand the information provided on subsequent events.
11)

Part I Item XV Controls and Procedures has been amended to revise our conclusion regarding the effectiveness of our internal controls over financial reporting and our disclosure controls and procedures as of the end of the period covered by this report.

12)	Part I Item VIII The Company’s consolidated audited financial statements have been amended as follows:
	a)	Revision of the Report of the Independent Auditor to reference the restatement note in the Company’s consolidated audited financial statements.
	b)	Restate its balance sheets, statements of operations and deficit and statement of cash flows as a result of the incorrect accounting income recognition policies on sales of vacation club memberships.
	c)	Notes to consolidated audited financial statements.
13)	New certifications of our principal executive and financial officer are included as exhibits to this amendment.

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

General

      For the convenience of the reader, Amendment No. 3 sets forth the original Form 20-F as amended in its entirety. However, this Amendment No. 3 only amends the items specifically described above. No other information in the original Form 20-F as amended. In addition, pursuant to the rules of the SEC, the original Form 20-F has been amended to contain currently dated certifications from our Chief Executive Officer and Chief Financial Officer, as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

      This Amendment does not reflect events that have occurred after April 1, 2008, the date the Annual Report on Form 20-F was originally filed. Information with respect to those events is set forth, as appropriate, in our subsequent Current Reports on Form 6-K and Form 20-f filed for the year ended September 30, 2008.

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

The Company has a credit facility from Caterpillar Financial Services to complete the refit to the 120” Yacht in the amount of $4.3 million USD of which $4.25 million has been drawn down as of February 29, 2008, with construction slated for completion in the spring of 2008. As of September 30, 2007 the Company had a working capital surplus of $7,532,298. The Company continues to operate within the continually evolving and volatile travel industry. The Company believes it will generate sufficient operating capital through operations. There can be no assurances the Company will be able to generate sufficient investment from borrowing, the sale of equity, or a combination thereof. If additional financing is required, there is no certainty it will be available when and to the extent required or that if available, it will be on acceptable terms. If adequate funds are not available on acceptable terms, the Company may not be able to fund existing operations in their current state, fund business expansion, develop or enhance its products or services, or respond to competitive pressures. This could have a material adverse effect on the Company's existing operations and planned growth.

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

For the period ended September 30, 2007 Travel Club Memberships sales decreased by 5.7% to $739,788 compared to ($784,845 - December 31, 2006, and $990,645 - December 31, 2005), with amount recognized as revenue during the period ended September 30, 2007 decreased by 31.6% to 63,401 ($92,706 - December 31, 2006, $110,384 - December 31, 2005). The operating party conducting the sales encountered a declining economic environment and reported operating results for a 9 month period versus a 12 month period comparison. Increased sales of club memberships and corresponding total revenue decreased during the period September 30, 2007 by 36.9% to $2,572,638 ($4,077,698 - December 31, 2006, $5,923,516 - December 31, 2005) due to the shortened reporting period in 2007, remaining declining deferred revenue recognized in 2006 and completion of amortizing over-accruals against notes receivable  in 2005 (as result of revaluation of accruals against notes receivable in 2004) resulting in decline of other revenue in 2007.

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

For the period ended September 30, 2007 a total of 275 travel club memberships were sold, an increase of 36.1% (December 31, 2006 - 202, December 31, 2005 - 311). Due to minimal business interruption as a result of changes to the licensed marketing representatives operating in the Ontario market, the mean average non-refundable travel club membership purchase price decreased 6.8% to $ 2,996 for the period ended September 30, 2007 ($3,215 - December 31, 2006, and $3,723 - December 31, 2005.

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

For the period September 30, 2007, the second largest decrease in expenses of $169,421 occurred in Commission costs to $518,363, (December 31, 2006 - $687,784 and $1,277,223 December 31, 2005). The decrease in 2007 was the result of the shorter fiscal period of nine months compared to 12 month prior periods. Sales commissions are deferred and amortized to operations on the same basis as the related membership sales are deferred and recognized as revenue.

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

The Company changed separate disclosure of Direct Selling Expenses and Discounts from January 01, 2007 in the Expense section of the Consolidated Statements of Operations and Deficit to “Net” Membership Sales for the period ended September 30, 2007. Direct Selling Expenses amounting to $35,399 were offset against Membership Sales revenue. Prior year results were restated accordingly.

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

As of February 29, 2007, the Company has12,175 active family memberships, with 10,747 current and 1,428 in arrears in monthly membership dues or payments. The unit volume of new memberships of its vacation Travel Club memberships for the period September 30, 2007 was 275, December 31, 2006 - 202, and December 31, 2005 - 311 memberships. The mean average price of a membership sold for the period September 30, 2007 was decreased to $2,996 from $3,215 December 31, 2006 and $3,722 December 31, 2005. The Company is unable to predict with accuracy sales totals for the period September 30, 2008 but estimates the volume to be 300 percent more due to the acquisition of Family Vacation Centers. Sales totals for the period September 30, 2007 were $739,788, December 31, 2006 - $784,845 and $990,645 for December 31, 2005.

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

Audit Committee

The Company's Audit Committee is composed of three individuals all present directors. The Audit Committee members of the Company as at December 31, 2007 are Jeff Teeny, Scott McManus, and Martin Tutschek. Messrs. Teeny and McManus during fiscal year 2007 and currently:

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

D)      EMPLOYEES

The following is a breakdown of Company employees as at February 29, 2008 and for the years ended September 30th 2007, and December 31st, 2006, 2005:

	2008*	2007**	2006	2005
Management	4	2	2	2
Sales Representatives	18
Marketing Representatives	75
Administrative Staff	13	6	10	11
Customer Service Representatives	4	3	16	19
IT / e-Commerce Personnel	1	1	1	1
Fitness Club Personnel	8	8	-	-

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

C)      MARKETS

As of January 30, 2008 the shares of Forum National Investments Ltd. are publicly traded on the OTCBB under the trading symbol FMNLF CUSIP Number 3498452067. The nature and extent of principal non-United States trading market is approximately 50% of all outstanding securities, which are held outside the United States and approximately 50% of all outstanding securities are held within the United States as of January 30, 2008. The share price has traded at a high of $18.00 USD in 2008 and a low of $0.17 USD in 2005.

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

Subsequent to fiscal period ending September 30, 2007, the company:

  Purchased the membership and all of the assets of Family Vacation Centers from an Ontario based Company for consideration of $4,000,000 in cash and stock on the 18th day of October 2007.

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

Date: June 19, 2009	FORUM NATIONAL INVESTMENTS LTD.

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

The consolidated financial statements as at September 30, 2007 and December 31, 2006 and for the nine-month period ended September 30, 2007, and the years ended December 31, 2006 and 2005 have been audited by Smythe Ratcliffe LLP, Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the financial statements.

“Dan Clozza” (signed)

Dan Clozza
President

March 12, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF FORUM NATIONAL INVESTMENTS LTD.

We have audited the consolidated balance sheets of Forum National Investments Ltd. as at September 30, 2007 and December 31, 2006 and the consolidated statements of operations and deficit and cash flows for the nine-month period ended September 30, 2007, and the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

As discussed in Note 4 to the consolidated financial statements, the Company has restated its September 30, 2007 and December 31, 2006 consolidated financial statements.

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

FORUM NATIONAL INVESTMENTS LTD.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

	Nine-Month Period Ended
	September 30,	Years Ended December 31,
	2007	2006	2005
	(Restated – note 4)	(Restated – note 4)
Revenues
Membership sales and travel	$1,270,800	$1,805,181	$4,072,981
Membership dues	1,050,116	1,648,637	1,690,200
Interest	149,275	53,251	75,760
Miscellaneous	102,447	477,482	–
	2,572,638	3,984,551	5,838,941

Expenses
Commission costs	518,363	687,784	1,277,223
Wages (note 13)	3,437,026	1,081,049	1,179,624
Legal and accounting	220,814	163,756	274,231
Office and related	191,356	238,216	175,666
Condominium rentals	162,210	185,969	261,768
Rent	130,196	186,550	200,792
Automotive	98,370	157,075	117,048
Amortization	68,106	7,830	7,319
Travel	59,436	142,105	88,384
Bank charges and interest	46,330	85,223	101,538
Bad debts (recovery)	23,697	(14,007)	238,509
Consulting fees	15,608	53,423	33,800
Parts and maintenance	15,422	13,106	42,984
Insurance	14,649	25,935	34,819
Other	12,092	5,906	16,717
Equipment leases	9,187	16,700	33,651
Advertising and promotion	8,957	13,826	9,573
Investor relations	6,865	16,771	1,299
Postage, copying and printing	6,032	41,526	48,269
Foreign exchange gain	(259,611)	–	–
	4,785,105	3,108,743	4,143,214

(Loss) Income Before Income Taxes	(2,212,467)	875,808	1,695,727
Income Taxes Recovery (Expense) (note 14)	–	(453)	(43,923)

Net (Loss) Income for Period	(2,212,467)	875,355	1,651,804
Deficit, Beginning of Period	(12,000,619)	(12,664,990)	(14,316,794)
Adjustment on Acquisition of Subsidiary (note 5)	–	(210,984)	–
Deficit, End of Period	$(14,213,086)	$(12,000,619)	$(12,664,990)

Basic and diluted (loss) earnings per share	$(0.20)	$0.17	$0.30

Weighted average number of
common shares outstanding – Basic and diluted	11,140,573	5,098,086	5,444,661

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
For the Nine-month period ended September 30, 2007 and the years ended December 31, 2006 and 2005
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

2.      Going-Concern

For the nine-month period ended September 30, 2007, the Company had a net loss of $2,212,467 compared to net income of $875,355 and $1,651,804 for the years ended December 31, 2006 and 2005, respectively. For the nine-month period ended September 30, 2007, the Company used cash in operating activities in the amount of $83,554 ($82,228 for the year ended December 31, 2006 and generated cash of $394,102 for the year ended December 31, 2005) and at September 30, 2007 had a working capital surplus of $7,532,298 (deficiency of $415,387 at December 31, 2006) and shareholders’ equity of $12,926,243 (December 31, 2006 – $2,802,178).

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
For the Nine-month period ended September 30, 2007 and the years ended December 31, 2006 and 2005
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
For the Nine-month period ended September 30, 2007 and the years ended December 31, 2006 and 2005
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
For the Nine-month period ended September 30, 2007 and the years ended December 31, 2006 and 2005
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
For the Nine-month period ended September 30, 2007 and the years ended December 31, 2006 and 2005
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
For the Nine-month period ended September 30, 2007 and the years ended December 31, 2006 and 2005
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

The restatements resulted in changes to the previously reported amounts in the consolidated statements of operations and deficit for the nine-month period ended September 30, 2007, as follows:

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
For the Nine-month period ended September 30, 2007 and the years ended December 31, 2006 and 2005
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
For the Nine-month period ended September 30, 2007 and the years ended December 31, 2006 and 2005
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
For the Nine-month period ended September 30, 2007 and the years ended December 31, 2006 and 2005
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
For the Nine-month period ended September 30, 2007 and the years ended December 31, 2006 and 2005
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
For the Nine-month period ended September 30, 2007 and the years ended December 31, 2006 and 2005
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

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
For the Nine-month period ended September 30, 2007 and the years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

11.    Debentures

Between April 19, 2000 and December 15, 2000, the Company issued convertible debentures in the aggregate amount of approximately $98,000 to friends and family of former officers and directors of the Company. The debentures matured between April 19, 2002 to December 19, 2002, are no longer convertible or continue to bear interest; $34,310 remained unpaid since that date. The holder of a debenture had the right at any time after the issuance until maturity to voluntary convert to common shares of the issuer at a rate of US $6.00 to US $12.50 per common share per share.  The debentures are fully matured as of 2002. As of September 30, 2007 accrued interest on the debentures amounted to approximately $6,176. The Company has been unable to reach the debenture holders despite several repeated attempts.

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
For the Nine-month period ended September 30, 2007 and the years ended December 31, 2006 and 2005
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

Included in wages expense, is stock-based compensation costs of $2,944,536 (year ended December 31, 2006 - $nil and year ended December 31, 2005 - $nil) for options granted to directors, employees and consultants of the Company.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
For the Nine-month period ended September 30, 2007 and the years ended December 31, 2006 and 2005
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
For the Nine-month period ended September 30, 2007 and the years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

14.    Income Taxes

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	Nine-month Period Ended
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
For the Nine-month period ended September 30, 2007 and the years ended December 31, 2006 and 2005
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
For the Nine-month period ended September 30, 2007 and the years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

17.    Supplemental Cash Flow Information

Cash flow information:

	Nine-month Period Ended
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
For the Nine-month period ended September 30, 2007 and the years ended December 31, 2006 and 2005
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

During the year ended December 31, 2001, goodwill relating to the acquisition of Fitness Vacations was written down, and as such, the additional goodwill recorded on the acquisition under US GAAP was written off. Accordingly, as at September 30, 2007 and December 31, 2006. The application of US GAAP would result in an increase in capital stock and deficit of $1,217,705.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
For the Nine-month period ended September 30, 2007 and the years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

19.    United States Generally Accepted Accounting Principles Reconciliation (continued)

(b)	Valuation of stock issued for assets and services (continued)

(ii)

During the years ended December 31, 2001 and 2000, the Company settled a number of accounts payable by the issuance of stock options and common shares. For Canadian GAAP purposes, the transactions were recorded at the carrying value of services received. For US GAAP purposes, the transactions would be valued based on the market value of the options or shares issued. Accordingly, for the nine-month period ended September 31, 2007 and the year ended December 31 2006, the application of US GAAP would result in an increase in capital stock and deficit of $695,681.

(iii) During the nine-month period ended September 30, 2007, and the years ended December 31, 2006 and 2005, the Company did not issue shares under its incentive share purchase plan (note 3(c)).

(c)	Deferred organization costs

During the nine-month period ended September 30, 2007 the Company deferred costs associated with setting up its Life Settlement business. In April 1998, the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position (“SOP”) No. 98-5, “Reporting on the Costs of Start-Up Activities”. The SOP is intended to provide guidance on how organizations should report start-up and organization costs. SOP No. 98-5 requires that such costs be expensed, rather than capitalized, which has been the usual practice. The application of US GAAP would result in a decrease in total assets of $149,976 (year ended December 31, 2006- $nil) and an increase in deficit of $149,976 (year ended December 31, 2006 - $nil and year ended December 31, 2005 - $nil).

(d)	Purchased intangibles

During the nine-month period ended September 30, 2007, the Company acquired access rights to wholesale priced condo accommodation. For Canadian GAAP purposes, the license is treated as an intangible asset and amortized on a straight-line basis over ten years. For US GAAP purposes, the acquisition of the license would be expensed in the year incurred. The application of US GAAP would result in a decrease in total assets of $30,276 (December 31, 2006 - $nil) and an increase in deficit of $30,276 (year ended December 31, 2006 - $nil and year ended December 31, 2005 - $nil).

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
For the Nine-month period ended September 30, 2007 and the years ended December 31, 2006 and 2005
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
For the Nine-month period ended September 30, 2007 and the years ended December 31, 2006 and 2005
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
For the Nine-month period ended September 30, 2007 and the years ended December 31, 2006 and 2005
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