Form 20-F/A
period 2007-09-30
FORUM NATIONAL INVESTMENTS LTD
filed 2010-01-14
CIK 1065579

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 5

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

EXPLANATORY NOTE

Amendment No 5

Forum National Investments Ltd. (“we or the “Company”) is filing this Amendment No. 5 on Form 20-F/A (“Amendment No. 6”) to its annual report on Form 20-F for the transition year ended September 30, 2007 originally filed with the Securities and Exchange Commission on April 1, 2008 (the “original filing”) as amended on April 15, 2008 (Amendment No. 1) and April 2, 2009 (“Amendment No. 2”) and June 19, 2009 (Amendment No. 3) and November 13, 2009 (“Amendment No. 4”) to reflect the following amendments:

1)	Adjusted the following amounts on page 2 – Selected Consolidated Financial Data:

“Current liabilities” to include current portion of Deferred Revenue and “Deferred Revenue” to include only the long term portion of Deferred revenue as well as a footnote to the table

2)	Disclosure on page 24 amended to include effect of stock-based compensation on wages

3)	Adjusted Consolidated Statement of cash Flows, page 6 (Financial Statements):

Amend disclosure to delete sub totals in “Cash (Used) Generated” section of statement of cash flows.

4)	Clarification of earnings (loss) per share calculation to include the exercise of the series “B” preferred shares.

5)	Adjusted the amounts on pages iii, 12, 17, 27, 41 and page 33 of the financial statements to read $30,930 thousand USD.

6)	Adjusted the cost of the life insurance policies to $1,788,567 ($1,742,817 USD) on pages 12, 17, 27, 41 and page 33 of the financial statements.

Amendment No 4

Forum National Investments Ltd. (“we or the “Company”) is filing this Amendment No. 4 on Form 20-F/A (“Amendment No. 4”) to its annual report on Form 20-F for the transition year ended September 30, 2007 originally filed with the Securities and Exchange Commission on April 1, 2008 (the “original filing”) as amended on April 15, 2008 (Amendment No. 1) and April 2, 2009 (“Amendment No. 2”) and June 19, 2009 (Amendment No. 3) to reflect the following amendments:

1)	Part I Item IV Information on the Company – History and Development of the Company has been amended to:
	a)	Correct a typo to read $30 thousand (not million) face value of life insurance policies on pages 121, 186, 285 and 43.
	b)	Remove through-out the Form 20-F and financial statements the phrase “non-dilutive” in connection with the Series “A” and Series “B” preferred shares of the Company.
2)	Part III Item VIII Financial Statements The Company’s consolidated audited financial statements and notes have been amended as follows:
	a)	to account for the preferred shares in calculating diluted earnings per share.
b)

to account for the acquisition of the assets of Family Vacation Centers Ltd. as a business acquisition, classify the club memberships as intangible assets, and reconcile the purchase date to October 18, 2007

	c)	to expand the disclosure in Note 6 – Investment in Life Settlements.
	d)	to revise our disclosure regarding the Series “A” and Series “B” preferred shares.
3)	New certifications of our principal executive and financial officer are included as exhibits to this amendment.

Amendment No. 3

          Forum National Investments Ltd. ("we or the "Company") is filing this Amendment No. 3 on Form 20-F/A ("Amendment No. 3") to its annual report on Form 20-F for the transition year ended September 30, 2007 originally filed with the Securities and Exchange Commission on April 1, 2008 (the "original filing") as amended on April 15, 2008 (Amendment No. 1) and April 2, 2009 ("Amendment No. 2")  to reflect the following amendments:

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

	c)	Note 11 to consolidated audited financial statements concerning our debentures.
3)	New certifications of our principal executive and financial officer were included as exhibits to this amendment.

Amendment No. 2

We filed Amendment No. 2 to reflect the following amendments to the original filing, as amended:
4)	The cover page has been amended to indicate this Form 20-F is a Transition Report a the Company changed its fiscal year end from December 31st to September 30th of each year.
5)	Part I Item III – Selected Financial Data has been amended to reflect the adjustments made to the financial statements and to add a weighted average number of share calculation.
6)	Part I Item IV – Information About the Company has been amended to include an introductory paragraph of the Company’s three lines of business and more information about these lines of business.
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

12)	Part I Item VIII The Company’s consolidated audited financial statements have been amended as follows:
	a)	Revision of the Report of the Independent Auditor to reference the restatement note in the Company’s consolidated audited financial statements.
	b)	Restate its balance sheets, statements of operations and deficit and statement of cash flows as a result of the incorrect accounting income recognition policies on sales of vacation club memberships.
	c)	Notes to consolidated audited financial statements.
13)	New certifications of our principal executive and financial officer were included as exhibits to this amendment.

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

     Amendment No. 1 revised certain balances in Part I, Items V, VIII, Part II and the Consolidated Financial Statements and Notes. A few journal entries were reallocated at our auditors request which resulted in what we believe to be minor changes to our financial statements. In addition, final changes made to the financial statements were not recorded on the original filing. The changes were as follows:

1)	Part I Item III – Selected Financial Data was amended to reflect the adjustments made to the financial statements.
2)	Part I Item V Operating Results was amended to reflect the adjustments made to the financial statements.
3)	Part I Item V Liquidity was amended to reflect the adjustments made to the financial statements.
4)	Part I Item VIII The Company’s consolidated audited financial statements were amended as follows:
	a)	Restate its balance sheets, statements of operations and deficit and statement of cash flows as a result of the incorrect accounting income recognition policies on sales of vacation club memberships.
	b)	Notes to consolidated audited financial statements.
5)	New certifications of our principal executive and financial officer.

General

     For the convenience of the reader, Amendment No. 3 sets forth the original Form 20-F as amended in its entirety. However, this Amendment No. 3 only amends the items specifically described above. No other information in the original Form 20-F has been amended. In addition, pursuant to the rules of the SEC, the original Form 20-F has been amended to contain currently dated certifications from our Chief Executive Officer and Chief Financial Officer, as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

     This Amendment does not reflect events that have occurred after April 1, 2008, the date the Annual Report on Form 20-F was originally filed. Information with respect to those events is set forth, as appropriate, in our subsequent Current Reports on Form 6-K and Form 20- F filed for the year ended September 30, 2008.

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

TABLE OF SELECTED CONSOLIDATED FINANCIAL DATA

(Stated in Canadian Dollars)

		Year Ended December 31

		Sep 30, 2007*	2006	2005	2004	2003
Current Assets		$9,264,232	$1,465,160	$1,707,562	$831,123	$52,855
Capital Assets		9,100,127	7,276,372	4,591,964	3,928,818	3,760,853
Total Assets		20,035,886	10,101,818	7,948,618	7,268,071	8,893,775
Current Liabilities,	(1)	1,731,934	1,880,537	2,428,732	4,481,039	6,591473
Deferred Revenue	(1)	1,389,678	1,389,587	1,463,390	1,503,644	4,682,629
Convertible Debentures		40,486	40,486	40,486	40,486	175,516
Long Term Debt		3,988,031	4,029,516	1,324,991	-	-
Share Capital		24,194,793	14,802,797	15,152,797	15,152,797	15,028,187
Contributed surplus		2,944,536	-	-	-	-
Deficit		(14,213,086)	(12,000,619)	(12,664,990)	(14,316,794)	(17,979,578)
Net Revenue from		$2,572,638	$4,077,698	$5,923,516	$9,186,444	$9,758,380

	Year Ended December 31

	Sep 30, 2007*	2006	2005	2004	2003
Operations
Net Income (Loss) from	(2,212,467)	875,355	1,651,804	3,662,784	3,263,047
Operations

(1) Deferred Revenue – Current portion included in Current Liabilities

	Year Ended December 31
	Sep 30, 2007		2006	2005	2004	2003
Earnings (Loss) per	(2)	(0.11)	0.17	0.30	0.75	2.36
Share from Operations
Fully Diluted Earnings	(2)	-	0.17	0.30	0.72	2.36
per Share
Weighted Average	(2)	19,794,768	5,098,086	5,444,661	4,899,949	1,384,771
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

On June 27, 2007 the record date, as part of a restructuring the Company issued 13,933,983 Series ”A” Preferred shares to all the existing registered and beneficial common shareholders on a one (1) for one (1) PRO RATA basis. The Series “A’ Preferred shares are convertible, as a Series into common shares of the Company provided a majority of the Series “A” Preferred shareholders vote in favor of converting the entire Series. The Series will convert into a number of common shares that will represent 50% of the number of fully diluted common shares after conversion.

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

Subsequent to fiscal year end September 30, 2007 the Company entered the Life Settlement industry with the initial purchase of approximately $31 million face value of Life Insurance policies. The Company uses an industry standard Milliman Report (consultants for the health care insurance industry) along with recent purchases and sales of similar life insurance policies, financial standing of the insurer, changes in general economic conditions, standard, actuarially developed mortality tables and industry life expectancy reports to determine an acceptable purchase price. The Company paid $2,900,029 which was funded by the recent Private Placements completed by the Company in July of 2007.

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

Subsequent to fiscal year end September 30, 2007 the Company entered the Life Settlement industry with the initial purchase of approximately $31 million face value of Life Insurance policies. The Company uses an industry standard Milliman Report (consultants for the health care insurance industry) along with recent purchases and sales of similar life insurance policies, financial standing of the insurer, changes in general economic conditions, standard, actuarially developed mortality tables and industry life expectancy reports to determine an acceptable purchase price. The Company paid $2,900,029 which was funded by the recent Private Placements completed by the Company in July of 2007.

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

A net loss of $2,212,467 occurred for the period ended September 30, 2007 due largely as result of the stock-based compensation charges $2,944,536 from issuance of stock options during the fiscal period, compared with net income of $875,355 - December 31, 2006, and $1,651,804 - December 31, 2005). (Loss)/Earnings per share were ($0. 11 ) for the period September 30, 2007 ($0.17 - December 31, 2006, and $0.30 - December 31, 2005).

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

For the period ended September 30, 2007 the largest expense was Wages in the amount of $3,437,036 which included stock-based compensation of $ 2,944,536 (2006 - $nil, 2005 - $nil) from issuance of stock options during the fiscal period.

For the period ended September 30, 2007 the largest increase in expenses of $2,355,987 occurred in category Wage Expenses to $3,437,036. Wage related expenses December 31, 2006 totaled $1,081,049 and $1,179,624 December 31, 2005 respectively. The increase was the result of issuance of stock options during the fiscal period. (2006 - $nil and 2005 - $nil).

For the period September 30, 2007, the largest decrease in expenses of $169,421 occurred in Commission costs to $518,363, (December 31, 2006 - $687,784 and $1,277,223 December 31, 2005). The decrease in 2007 was the result of the shorter fiscal period of nine months compared to 12 month prior periods. Sales commissions are deferred and amortized to operations on the same basis as the related membership sales are deferred and recognized as revenue.

For the period ended September 30, 2007 the second largest decrease in expenses of $82,789 occurred in Travel expenses to $59,436. Travel related expenses December 31, 2006 totaled $142,105 and $88,384 December 31, 2005 respectively. The decrease was the result of a shorter fiscal period and the realized effects of the divesture of Company owned Sales and Marketing operations.

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

Additionally subsequent to fiscal year end September 30, 2007 the Company entered the Life Settlement industry with the initial purchase of approximately $31 million face value of Life Insurance policies. The Company uses an industry standard Milliman Report (consultants for the health care insurance industry) along with recent purchases and sales of similar life insurance policies, financial standing of the insurer, changes in general economic conditions, standard, actuarially developed mortality tables and industry life expectancy reports to determine an acceptable purchase price. The Company paid $2,900,029 which was funded by the recent Private Placements completed by the Company in July of 2007.

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

(3) Shares beneficially owned or held by Mr Teeny are registered to Teeny Acquisitions, LLC

(4) On June 27, 2007 the record date, the Company issued 13,933,983 Series ”A” Preferred shares to all the existing registered and beneficial common shareholders on a one (1) for one (1) PRO RATA basis. The Series “A’ Preferred shares are convertible, as a Series into common shares of the Company provided a majority of the Series “A” Preferred shareholders vote in favor of converting the entire Series. The Series will convert into a number of common shares that will represent 50% of the number of fully diluted common shares after conversion.

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

(4) On June 27, 2007 the record date, the Company issued 13,933,983 Series ”A” Preferred shares to all the existing registered and beneficial common shareholders on a one (1) for one (1) PRO RATA basis. The Series “A’ Preferred shares are convertible, as a Series into common shares of the Company provided a majority of the Series “A” Preferred shareholders vote in favour of converting the entire Series. The Series will convert into a number of common shares that will represent 50% of the number of fully diluted common shares after conversion.

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

On June 27, 2007 the record date, the Company issued 13,933,983 Series ”A” Preferred shares to all the existing registered and beneficial common shareholders on a one (1) for one (1) PRO RATA basis. The Series “A’ Preferred shares are convertible, as a Series into common shares of the Company provided a majority of the Series “A” Preferred shareholders vote in favor of converting the entire Series. The Series will convert into a number of common shares that will represent 50% of the number of fully diluted common shares after conversion.

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

B)      MEMORANDUM AND ARTICLES OF INCORPORATION

The information called for by this item is contained in an Exhibit to the Company’s Registration Statement on form 20-F filed with the Commission November 3, 1998 and Exhibits filed herewith. In particular:

1. The Company’s Memorandum and Articles are on file with the Office of the British Columbia Registrar of Companies under Certificate of Incorporation No. 504791. The Company was continued into the province of Ontario November 12, 1997. The Company’s Memorandum and Articles are on file with the Office of the Ontario Registrar of Companies under Articles of Continuance No. 1264549 (“Articles of Continuance”). Under the provisions of the Ontario Business Corporations Act, the Company has the power and capacity of a natural person, there are no restrictions in the Company’s Articles of Continuance, on the business that the Company can carry on nor on the powers the Company can exercise.

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

3. Article 9 of the Company’s Articles of Continuance sets out two class of shares: unlimited number of common shares without par value and unlimited number of preferred shares without par value . Two series of preferred shares have been designated Series “A Convertible Preferred Shares and Series “B” Convertible Preferred Shares.

Article 10 of the Company’s Articles of Continuance sets out the rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors’ authority with respect to any class of shares which may be issued in series. The Company’s common shares rank equally as to dividend rights, voting rights, rights to share in the Company’s profits and liquidation rights. The Company’s common shares are not, under the Company’s memorandum and articles, subject to redemption or sinking fund provisions, liability to further capital calls, nor any provisions discriminating against any existing or prospective holder of such shares as a result of such shareholder owning a substantial number of shares.

The Company’s Series “A” Convertible Preferred Shares without par value have no rights as to dividend rights, voting rights, rights to share in the Company’s profits and or liquidation rights. The Series “A” Convertible Preferred Shares are not, under the Company’s memorandum and articles, subject to redemption or sinking fund provisions, liability to further capital calls, nor any provisions discriminating against any existing or prospective holder of such shares as a result of such shareholder owning a substantial number of shares.

The Series ”A” Preferred shares are convertible, as a Series into common shares of the Company provided a majority of the Series “A” Preferred shareholders vote in favor of converting the entire Series. The Series will convert into a number of common shares that will represent 50% of the number of fully diluted common shares after conversion.

A majority of the shares of the Series “A” Preferred Shares outstanding must vote in favor of converting the entire Series “A” Preferred Shares outstanding into common shares before the shares of the Series “A” Preferred Shares may convert into Common Shares. On receipt of the requisite affirmative vote, the Series “A” Preferred Shares, in the aggregate shall be converted into that number of fully paid and non-assessable Common Shares that will represent 50% of the number of fully diluted common shares after conversion. Each Share of Series “A” Preferred Shares shall be convertible into Common Shares PRO RATA to its portion of the Series “A” Preferred Shares.

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

5. Section 10 of the Company’s Articles together with applicable corporate and securities laws contains the conditions governing the manner in which annual and extraordinary general meetings of shareholders are called including Notice of Meeting/Proxy Solicitation requirements. Part 10 of the Company’s Articles deals with proceedings at such meetings including quorum requirements.

6. To the Company’s knowledge, there are no limitations on the rights to own securities.

7. There are no provisions of the Company’s Articles of Continuance or Articles that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.

8. There are no bylaws provisions governing the ownership threshold above which shareholder ownership must be disclosed.

9. There are no conditions imposed by the Articles of Continuance and Articles of the Company governing changes in the capital of the Company that are more stringent than is required by law.

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

  Completed contracts for the initial purchase of approximately $31 million face value of Life Insurance policies. The Company uses an industry standard Milliman Report (consultants for the health care insurance industry) along with recent purchases and sales of similar life insurance policies, financial standing of the insurer, changes in general economic conditions, standard, actuarially developed mortality tables and industry life expectancy reports to determine an acceptable purchase price. The Company paid $2,900,029 which was funded by the recent Private Placements completed by the Company in July of 2007.

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

Exhibit	Description
1.1	Registered Incorporation Memorandum(1)
1.2	Articles of Continuance into Ontario(2)
1.3	Articles of Amendment, Change of Name(2)
1.4	Articles of Amendment, Authorization of Preferred Shares including Designation of Series “A” and Series “B” Preferred Share(3)
4.1	2094711 Ontario Limited., Commission Agreement January 1, 2006(3)
4.2	Loan Agreement, dated September 21, 2005(4)
4.2.(i)	First Amendment to Loan Agreement, dated October 11, 2005(4)
4.2.(ii)	Second Amendment to Loan Agreement, dated November 6, 2006 (4)
4.2.(iii)	Third Amendment to Loan Agreement, dated May 2, 2007 (4)
4.3	Purchase Agreement. International Fitness Vacations (BC) Ltd., December 31, 2006(4)
4.4	Letter of Intent. Gala Travels, February 19, 2007(4)
4.5	Servicing Agreement. Vision 200 travel, dated October 15, 2007
4.5	Purchase Agreement. Family Vacation Centers and 1508812 Ontario Inc., October 18, 2007(4)
4.6	Addendum to Purchase Agreement. Family Vacation Centers and 1508812 Ontario Inc., November 2, 2007(4)
4.7	Disclosure Consent Chris Small Marine Surveyors Ltd., dated November 10, 2008(7)
8.1	List of Subsidiaries(7)
11.1	Code of Ethics, January 1, 2003(3)
12.1	Section 302 Certification of Chief Executive Officer
12.2	Section 302 Certification of Chief Financial Officer
13.1	Section 906 Certification of Chief Executive Officer
13.2	Section 906 Certification of Chief Financial Officer

Notes:
(1)      Incorporated by reference to Form 20-F filed with the SEC on November 3, 1998.
(2)      Incorporated by reference to Form 20-F filed with the SEC on August 15, 2003.
(3)      Incorporated by reference to Form 20-F filed with the SEC on August 29, 2007.
(4)      Incorporated by reference to Form 20-F filed with the SEC on December 29, 2006.
(5)      To be filed on request.
(6)      Incorporated by reference to Form 20-F filed with the SEC on July 8, 2002
(7)      Incorporated by reference to Form 20-F/A filed with the SEC on June 23, 2009

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: January 14, 2010	FORUM NATIONAL INVESTMENTS LTD.

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

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
March 12, 2008
       except as to note 4(a) which is as of March 2, 2009
       and note 4(b) which is as of October 28, 2009

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

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada
March 12, 2008
      except as to note 4(a) which is as of March 2, 2009
      and note 4(b) which is as of October 28, 2009

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

FORUM NATIONAL INVESTMENTS LTD.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

	Nine-Month Period Ended
	September 30,	Years Ended December 31,
	2007	2006	2005
	(Restated – note 4)	(Restated – note 4)
Revenues
Membership sales and travel	$1,270,800	$1,805,181	$4,072,981
Membership dues	1,050,116	1,648,637	1,690,200
Interest	149,275	53,251	75,760
Miscellaneous	102,447	477,482	–
	2,572,638	3,984,551	5,838,941

Expenses
Commission costs	518,363	687,784	1,277,223
Wages (note 13)	3,437,026	1,081,049	1,179,624
Legal and accounting	220,814	163,756	274,231
Office and related	191,356	238,216	175,666
Condominium rentals	162,210	185,969	261,768
Rent	130,196	186,550	200,792
Automotive	98,370	157,075	117,048
Amortization	68,106	7,830	7,319
Travel	59,436	142,105	88,384
Bank charges and interest	46,330	85,223	101,538
Bad debts (recovery)	23,697	(14,007)	238,509
Consulting fees	15,608	53,423	33,800
Parts and maintenance	15,422	13,106	42,984
Insurance	14,649	25,935	34,819
Other	12,092	5,906	16,717
Equipment leases	9,187	16,700	33,651
Advertising and promotion	8,957	13,826	9,573
Investor relations	6,865	16,771	1,299
Postage, copying and printing	6,032	41,526	48,269
Foreign exchange gain	(259,611)	–	–
	4,785,105	3,108,743	4,143,214

(Loss) Income Before Income Taxes	(2,212,467)	875,808	1,695,727
Income Taxes Recovery (Expense) (note 14)	–	(453)	(43,923)

Net (Loss) Income for Period	(2,212,467)	875,355	1,651,804
Deficit, Beginning of Period	(12,000,619)	(12,664,990)	(14,316,794)
Adjustment on Acquisition of Subsidiary (note 5)	–	(210,984)	–
Deficit, End of Period	$(14,213,086)	$(12,000,619)	$(12,664,990)

Basic and diluted (loss) earnings per share	$(0.11)	$0.17	$0.30

Weighted average number of
common shares outstanding – Basic and diluted	19,794,768	5,098,086	5,444,661

See accompanying notes to consolidated financial statements.

FORUM NATIONAL INVESTMENTS LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Nine-Month Period Ended
	September 30,	Years Ended December 31,
	2007	2006	2005
	(Restated – note 4)	(Restated – note 4)

Operating Activities
Net (loss) income	$(2,212,467)	$875,355	$1,651,804
Items not affecting cash:
Deferred revenue	(829,254)	(1,299,300)	(3,367,166)
Deferred commission costs	416,063	687,784	1,239,223
Amortization	68,106	7,830	7,319
Accretion of discount on advances against
future revenue streams	–	–	46,508
Revenue recognized on advances against
future revenue streams	(17,139)	(67,680)	(209,177)
Stock-based compensation	2,944,536	–	–
Unrealized foreign exchange gain	(644,350)	–	–
Changes in non-cash working capital:
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

Basic earnings-per-share is calculated using the weighted average number of common shares outstanding during the year and assumes conversion of all outstanding Series “B” Preference convertible shares. . The Series “B” preferred convertible shares are included in the calculation of basic earnings per share. Management believes the Series “B” preferred shares are not “contingently issuable shares” and considers conversion at the option of the Series “B” holder does not constitute a barrier to conversion. Series “A” preference convertible shares are not included in the calculation of basic earnings per share. Management believes the Series “A” preferred shares are “contingently issuable shares” and considers conditions for conversion of the Series “A” preferred shares constitute a barrier to conversion as some target performance or event has not been met or occurred.Under the treasury stock method, diluted earnings-per-share is calculated based upon the weighted average number of shares issued and outstanding during the year, adjusted by the total of the additional common shares that would have been outstanding assuming exercise of all stock options and conversion of all Series “A” Preference convertible shares without par value convertible to 50% of the outstanding common shares after conversion.

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

	(m)	Deferred costs

Sales commissions are deferred and amortized to operations on the same basis as the related membership sales are recognized as revenue.

4.	Restatement

The restatements to the September 30, 2007 and December 31, 2006 consolidated financial statements as previously reported result from the following:

	a)	The Company recognized revenue and the related commission costs erroneously on the sale of its vacation club memberships in fiscal 2006 and 2007. The Company had previously accounted for the full membership contract value in the year sold if more than 10% of the face value was received during those periods. Additionally, the related commissions were erroneously recognized on the same basis as the related membership revenues.

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

	b)	The Company incorrectly excluded the Series “B” Preferred Shares (issued during the year ended September 30, 2007) from the calculation of basic loss per share for the year ended September 30, 2007. As the Series “B” Preferred Shares are convertible into common shares at any time by the holder, they are considered to be outstanding common shares and included in the calculation of basic loss per share. This has resulted in the weighted average number of common shares outstanding at September 30, 2007, to be increased to 19,794,768 and the basic and fully diluted loss per share be adjusted to $0.11.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
For the Nine-month period ended September 30, 2007 and the years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

4.	Restatement (continued)

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

The restatements resulted in changes to the previously reported amounts in the consolidated statements of operations and deficit for the nine-month period ended September 30, 2007, as follows:

	Previously
	Reported	Adjustments	Restated
Revenue
Membership sales and travel	$1,280,649	$(9,849)	$1,270,800
Expenses
Commission costs	$731,628	$(213,265)	$518,363
Net Loss for Period	$(2,415,883)	$203,416	$(2,212,467)
Deficit, End of Period	$(13,647,697)	$(565,389)	$(14,213,086)

Basic and diluted loss per share	$(0.22)	$0.11	$(0.11)

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
For the Nine-month period ended September 30, 2007 and the years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

4.	Restatement (continued)

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

Unlimited - common shares without par value
Unlimited – preferred shares without par value, of which two series have been designated:

14,000,000 Series “A” - Preference convertible shares without par value (convertible to 50% of outstanding common shares at the time of conversion); and
14,000,000 Series “B” - Preference convertible shares without par value (convertible to one common share for each preferred share held).-

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

	(b)	On November 15, 2007, the Company formed American Life Settlement Society LLC (“ALSS”) under the laws of the state of Delaware.

	(c)	ALSS completed the purchase of US $30 thousand face-value of Life Settlement insurance policies for a cost of US $3.7 million.

	(d)	The Company acquired a 25% interest in a real estate development project in Needles, California, for a price of US $1.0 million. The project is controlled and/or operated by a director of the Company.

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

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
For the Nine-month period ended September 30, 2007 and the years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

19.    United States Generally Accepted Accounting Principles Reconciliation (continued)

(f)	Reconciliation (continued)

(iii)	Deficit

	Nine-month Period ended
	September 30,	Years Ended December 31,
	2007	2006	2005

Deficit, under Canadian GAAP	$(14,213,086)	$(12,000,619)	$(12,664,990)
Adjustment for deferred organization
costs (note 19(c))	(149,976)	–	–
Adjustment for intangibles (note 19(d))	(30,276)	–	–
Adjustment for stock-based
compensation for non-employees
for non-employees (note 19(a))	(684,664)	(684,664)	(684,664)
Adjustment for acquisition of Fitness
Vacations (note 19(b)(i))	(1,217,705)	(1,217,705)	(1,217,705)
Adjustment for accounts payable settled
by share issuances (note 19(b)(ii))	(695,681)	(695,681)	(695,681)

Deficit, under US GAAP	$(16,991,388)	$(14,598,669)	$(15,263,040)

(iv)	Net income (loss) and earnings (loss) per share for:

	Nine-month Period Ended
	September 30,	Years Ended December 31,
	2007	2006	2005

Net income (loss) for the period,
under Canadian GAAP	$(2,212,467)	$875,355	$1,651,804
Adjustment for deferred organization costs
(note 19(c))(149,976)	(149,976)
Adjustment for intangibles (note 19(d))	(30,276)	–	–

Net income (loss) for the period,
under US GAAP$	(2,392,719)	$875,355	$1,651,804

Basic and diluted earnings (loss) per
share, under US GAAP	$(0.12)	$0.17	$0.30