Form 20-F/A
period 2007-09-30
FORUM NATIONAL INVESTMENTS LTD
filed 2010-01-20
CIK 1065579

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 6

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

EXPLANATORY NOTE

Amendment No 6

Forum National Investments Ltd. (“we or the “Company”) is filing this Amendment No. 6 on Form 20-F/A (“Amendment No. 6”) to its annual report on Form 20-F for the transition year ended September 30, 2007 originally filed with the Securities and Exchange Commission on April 1, 2008 (the “original filing”) as amended on April 15, 2008 (Amendment No. 1) and April 2, 2009 (“Amendment No. 2”) and June 19, 2009 (Amendment No. 3) and November 13, 2009 (“Amendment No. 4”) and January 14, 2010 (“Amendment No. 5”) to reflect the following amendments:

1)	Adjusted the amounts on pages 17, 22, 31, 44 and page 81 to read $30,930 thousand USD.

2)	Adjusted the cost of the life insurance policies to $1,788,567 ($1,742,817 USD) on pages 17, 22, 31, 44 and page 81.

3)	New certifications of our principal executive and financial officer are included as exhibits to this amendment.

Amendment No 5

Forum National Investments Ltd. (“we or the “Company”) is filing this Amendment No. 5 on Form 20-F/A (“Amendment No. 5 ”) to its annual report on Form 20-F for the transition year ended September 30, 2007 originally filed with the Securities and Exchange Commission on April 1, 2008 (the “original filing”) as amended on April 15, 2008 (Amendment No. 1) and April 2, 2009 (“Amendment No. 2”) and June 19, 2009 (Amendment No. 3) and November 13, 2009 (“Amendment No. 4”) to reflect the following amendments:

1)	Adjusted the following amounts on page 2 – Selected Consolidated Financial Data:

“Current liabilities” to include current portion of Deferred Revenue and “Deferred Revenue” to include only the long term portion of Deferred revenue as well as a footnote to the table

2)	Disclosure on page 24 amended to include effect of stock-based compensation on wages

3)	Adjusted Consolidated Statement of cash Flows, page 6 (Financial Statements):

Amend disclosure to delete sub totals in “Cash (Used) Generated” section of statement of cash flows.

4)	Clarification of earnings (loss) per share calculation to include the exercise of the series “B” preferred shares.

5)	Adjusted the amounts on pages iii, 12, 17, 27, 41 and page 33 of the financial statements to read $30,930 thousand USD.

6)	New certifications of our principal executive and financial officer are included as exhibits to this amendment.

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

Subsequent to fiscal year end September 30, 2007 the Company entered the Life Settlement industry with the initial purchase of $30,930 thousand USD face value of Life Insurance policies. The Company uses an industry standard Milliman Report (consultants for the health care insurance industry) along with recent purchases and sales of similar life insurance policies, financial standing of the insurer, changes in general economic conditions, standard, actuarially developed mortality tables and industry life expectancy reports to determine an acceptable purchase price. The Company paid $1,788,567 ($1,742,817 USD) which was funded by the recent Private Placements completed by the Company in July of 2007.

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

Subsequent to fiscal year end September 30, 2007 the Company entered the Life Settlement industry with the initial purchase of $30,930 thousand USD face value of Life Insurance policies. The Company uses an industry standard Milliman Report (consultants for the health care insurance industry) along with recent purchases and sales of similar life insurance policies, financial standing of the insurer, changes in general economic conditions, standard, actuarially developed mortality tables and industry life expectancy reports to determine an acceptable purchase price. The Company paid $1,788,567 ($1,742,817 USD)which was funded by the recent Private Placements completed by the Company in July of 2007.

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

A net loss of $2,212,467 occurred for the period ended September 30, 2007 due largely as result of the stock-based compensation charges $2,944,536 from issuance of stock options during the fiscal period, compared with net income of $875,355 - December 31, 2006, and $1,651,804 - December 31, 2005). (Loss)/Earnings per share were ($0.11) for the period September 30, 2007 ($0.17 - December 31, 2006, and $0.30 - December 31, 2005).

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

Additionally subsequent to fiscal year end September 30, 2007 the Company entered the Life Settlement industry with the initial purchase of $30,930 thousand USD face value of Life Insurance policies. The Company uses an industry standard Milliman Report (consultants for the health care insurance industry) along with recent purchases and sales of similar life insurance policies, financial standing of the insurer, changes in general economic conditions, standard, actuarially developed mortality tables and industry life expectancy reports to determine an acceptable purchase price. The Company paid $1,788,567 ($1,742,817 USD) which was funded by the recent Private Placements completed by the Company in July of 2007.

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

  Completed contracts for the initial purchase of $30,930 thousand USD face value of Life Insurance policies. The Company uses an industry standard Milliman Report (consultants for the health care insurance industry) along with recent purchases and sales of similar life insurance policies, financial standing of the insurer, changes in general economic conditions, standard, actuarially developed mortality tables and industry life expectancy reports to determine an acceptable purchase price. The Company paid $1,788,567 ($1,742,817 USD) which was funded by the recent Private Placements completed by the Company in July of 2007.

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

Date: January 19 , 2010	FORUM NATIONAL INVESTMENTS LTD.

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

	(b)	On November 15, 2007, the Company formed American Life Settlement Society LLC (“ALSS”) under the laws of the state of Delaware.

	(c)	ALSS completed the purchase of US $30,930 thousand USD face-value of Life Settlement insurance policies for a cost of US $$1,788,567 ($1,742,817 USD).

	(d)	The Company acquired a 25% interest in a real estate development project in Needles, California, for a price of US $1.0 million. The project is controlled and/or operated by a director of the Company.

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