Form 20-F/A
period 2008-09-30
FORUM NATIONAL INVESTMENTS LTD
filed 2010-05-18
CIK 1065579

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1

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

Suite 200, 550 Denman Street, Vancouver, B.C. Canada V6G 3H1
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 28,439,611

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

Large accelerated filer [   ]                        Accelerated filer [   ]                      Non-accelerated filer [X]

Indicate by check mark which basis of accounting used to prepare the financial statements included in this filing:

US GAAP [ ]	International Financial Reporting Standards as issued	Other [X]
by the International Accounting Standards Board [ ]

If “Other” has been checked in response to the previous questions, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 [X]     Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the
Exchange Act).
Yes [   ]      No [X]

EXPLANATORY NOTE

Amendment No 1

Forum National Investments Ltd. (“we or the “Company”) is filing this Amendment No. 1 on Form 20-F/A (“Amendment No. 1”) to its annual report on Form 20-F for the year ended September 30, 2008 originally filed with the Securities and Exchange Commission on May 15, 2009 (the “original filing”) to reflect the following amendments:

1)	Part I Item III Selected Financial Data, Table of Selected Consolidated Financial Data
a)

Selected financial - amended to reflect the adjustments made to the consolidated financial statements as a result of the restatement described in note 22 to the consolidated financial statements and to amend terminology consistent with the current year’s presentation.

b)

Selected financial data - “Current liabilities” - amended to include current portion of Deferred Revenue and amended “Deferred Revenue” to include only the long term portion of Deferred revenue as well as a footnote to the table.

	c)	Selected financial data – amended 2007 and 2006 deferred revenue numbers as a result of restatement filed January 1, 2010.
2)	Part I Item IV B) Business Overview Life Settlements
d)

Clarified the face value amount of the life insurance policies purchased on pages 11, 16 and 25 to read $30,930 thousand USD at a cost of $1,788,567 ($1,742,817 USD) and the face value and cost of the remaining life insurance portfolio subsequent to the maturity to $25,930 thousand USD and $1,548,070 ($1,506,473 USD) respectively.

3)	Part I Item IV c) Organizations Structure
	e)	Amended the table of subsidiaries to include Colorado River Resorts, LLC.
4)	Part I Item V A) Operating Results
f)

Amended Revenue Recognition and Other Income disclosure for to reallocate gains from matured life insurance policies and revaluation of life settlement investments from “Operating revenue” to “Other Income”.

	g)	Selected Annual Information, – Amended disclosure regarding stock-based compensation
5)	Part I Item V B) Liquidity and Capital Resources
	h)	Capital Resources, Amended disclosure of cash flow from operations.
	i)	Tabular Disclosure of Contractual Obligations, - Added disclosures to the Contractual Obligations table.
6)	Part I Item IV F) Tabular Disclosure of Contractual Obligations
	j)	Amended 2008 financial data to reflect restated amounts as disclosed in note 22 to the consolidated financial statements. Amended the Report of Independent Registered Accountants,
7)	Part I Item IV E) Share Ownership of Management
	k)	Amended Incentive Share Purchase Plan disclosure to be easier to understand.
8)	Part I Item VII B) Related Party Transactions
	l)	Removed paragraph describing a transaction which is not a related party transaction.
9)	Part I Item VIII A) Financial Information
	m)	Added the updated report of previous independent registered auditors.
10)	Part I Item VIII B) Memorandum and Articles of Incorporation
	n)	Amended the terminology to be consistent with original documentation.
11)	Part I Item VIII C) Material Contracts
	o)	Amended disclosure of investment in Colorado River Resorts LLC.
12)	Part II Part XV Controls and Procedures
	p)	Amended disclosure of material weaknesses in internal controls to include specific controls and effects of weaknesses.
13)	Part II Item XIX Exhibits
	q)	Amended the consolidated financial statements
		a.	Amended note 2 to include explanatory description and schedules of amendment
14)	New certifications of our principal executive and financial officer are included as exhibits to this amendment.

General

For the convenience of the reader, Amendment No. 1 sets forth the original Form 20-F as amended in its entirety. However, this Amendment No. 1 only amends the items specifically described above. No other information in the original Form 20-F as amended. In addition, pursuant to the rules of the SEC, the original Form 20-F has been amended to contain currently dated certifications from our Chief Executive Officer and Chief Financial Officer, as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

This Amendment does not reflect events that have occurred after May 13, 2009, the date the Annual Report on Form 20-F was originally filed. Information with respect to those events is set forth, as appropriate, in our subsequent Current Reports on Form 6-K and Form 20-f filed for the year ended September 30, 2008.

FORUM NATIONAL INVESTMENTS LTD.

v

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

PART I

ITEM I. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This Form 20-F /A is been filed as an annual report under the Exchange Act and, as such; there is no requirement to provide information under this item.

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

TABLE OF SELECTED CONSOLIDATED FINANCIAL DATA

(Stated in Canadian Dollars)

		Year Ended December 31

		Sep 30, 2008	Sep 30,	2006	2005	2004
			2007*
Current Assets		$6,050,471	$9,264,232	$1,465,160	$1,707,562	$831,123
Property and Equipment		17,850,032	9,100,127	7,276,372	4,591,964	3,928,818
Total Assets		31,081,181	20,035,886	10,101,818	7,948,618	7,268,071
Current Liabilities,	(1)	12,422,361	1,731,934	1,880,537	2,428,732	4,481,039
Deferred Revenue (long term)	(1)	2,404,163	1,389,678	1,389,587	1,463,390	1,503,644
Debentures	(2)	40,486	40,486	40,486	40,486	40,486
Long Term Debt		4,211,715	3,988,031	4,029,516	1,324,991	-
Share Capital		24,255,952	24,194,793	14,802,797	15,152,797	15,152,797
Contributed surplus		2,913,377	2,944,536	-	-	-
Deficit		(15,126,387)	(14,213,086)	(12,000,619)	(12,664,990)	(14,316,794)
Revenue from Operations		$3,717,154	$2,572,638	$4,077,698	$5,838,941	$8,954,005
Net and Comprehensive Income (Loss) for the period		(913,301)	(2,212,467)	875,355	1,651,804	3,662,784

		Year Ended December 31
		Sep 30,	Sep 30,	2006	2005	2004
		2008	2007*

Earnings (Loss) per Share	(3)	(0.02)	(0.09)	0.17	0.30	0.75
Diluted Earnings per Share	(3)	(0.02)	(0.09)	0.17	0.30	0.72
Weighted Average number of shares for calculating basic and diluted	(3)	42,359,509	23,377,239	5,073,714	5,420,289	4,8 75,577
Earnings (Loss) per share		42,359,509	23,377,239	5,073,714	5,420,289	5,104,113

Notes:

(*) The Company has changed its year end to September 30th effective for the nine months ended September 30, 2007. Fiscal period for September 30, 2007 includes nine months for comparison and does not include the October 18 , 2007, purchase of Family Vacation Centers and associated increase in revenues.

(1) Deferred Revenue – Current portion included in Current Liabilities

(2) Debentures – also included in Current Liabilities

(3) Effective April 16, 2007, the Company's common shares were forward split on a three new for one old basis.

On March 30, 2009, the exchange rate for Canadian dollars was $1.00 (US) for $1.2590 (CAD), as posted by the Bank of Canada.

The high and low buying rate figures are selected from monthly figures for each month of the previous six-month period ending February 28, 2009. Daily average figures are not available from any major Canadian chartered bank.

	May	April	February	January	December	November
High	1.3000	1.2643	1.2890	1.2741	1.2969	1.2855
Low	1.2245	1.1940	1.2192	1.1823	1.1965	1.1499

Historical exchange rates for $1.00 (US) expressed in Canadian dollars over the past five years are as follows:

	2008	2007	2006	2005	2004
Period End	1.0599	1.0905	1.1653	1.1659	1.2036
Average	1.0660	1.0747	1.1340	1.2116	1.3015
High	1.2969	1.0905	1.0990	1.1507	1.1774
Low	0.9719	0.9215	1.1726	1.2704	1.3968

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

On September 30, 2008, the Canadian governments “no call registry” went into effect. The new law allows consumers who do not wish to be “solicited” and receive telemarketing calls to register on the federal government’s nationwide list. The “no call list” is receiving millions of registrants. A similar law was enacted in the United States on October 1, 2003.

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

As of September 30, 2008 the Company had a working capital deficit of ($6,371,890) primarily due to investments made in Life Settlements, Family Vacation Centers and the corresponding short term obligations for the Colorado River property investment. The Company continues to successfully operate within the continually evolving and volatile travel industry. The Company believes it will generate sufficient operating capital through operations. There can be no assurances the Company will be able to generate sufficient investment from borrowing, the sale of equity, or a combination thereof to rapidly grow its life Settlement division. If additional financing is required, there is no certainty it will be available when and to the extent required or that if available, it will be on acceptable terms. If adequate funds are not available on acceptable terms, the Company may not be able to rapidly grow its business expansion. This could have a material adverse effect on the Company's planned growth.

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

There can be no assurance that the continual fluctuations in price will not occur. In particular, subsequent to the financial period ended September 30, 2008, the price per share of the Company’s common shares fluctuated (US dollar figures) from a low of $0.75 to a high of $4.50 and a current level of $1.00.

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

On July 5th 2007, the Company executed a Stock Option plan reserving 2,850,000 shares in the common stock of the Corporation to provide its officers, directors, employees and consultants with an incentive to use their best efforts to advance the business affairs of the Corporation. The minimum exercise price of an option granted under the plan cannot be less than 80% of the market price of the common shares on the date of the grant. The Board has full discretion at the time of granting an option with respect to the term and the vesting period of the options. During the nine months ended September 30, 2007, the Company granted all 2,850,000 options available under the plan with an exercise price of $1.00, exercisable for a period of five years from the date of grant.

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

The Company’s officers and board of directors control more than 50% of the Company’s issued and outstanding stock. The concentration of such a large percentage of the Company’s stock in the hands of relatively few shareholders may cause a disproportionate effect on minority shareholders in all matters presented to the company’s shareholders. The Company’s officers and board of directors as majority shareholders have the power to take corporate actions which other shareholders may not believe are in their best interests or in the best interests of the Company. There can be no assurance that the Company’s officers and Board of Directors will not cause the Company to take such corporate actions.

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

The Company's historical core growth depends, in significant part, upon the continuing sales and marketing of its Travel Club products. If the Company is unable to secure an Operator, is unable to contract a Licensee, or implement other non - traditional marketing efforts, its ability to effectively grow and expand its business could be impaired. In addition to securing an Operator or contracting a Licensee, the Company’s traditional growth has been dependent upon the success of these entities operations.

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

On October 18 , 2007, the Company purchased the notes receivable and vacation club memberships of Family Vacation Centers from an Ontario based Company for consideration of $3,052,866 in cash and stock. The Company marketed the Family Vacation Centers membership from its Burlington Ontario location until July 4, 2008 at which time a decision was made to cease marketing and sales operations from its Burlington Ontario office citing the downturn in the economic climate.

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

The Company has completed the rebuild on its 120 feet motor vessel MV Spirit of Two Thousand and Ten in 2009. The Company had established an initial construction credit facility with Caterpillar Financial Services for up to $3 million USD which had provided funding for the project. The Company subsequently had the credit facility increased to $4.3 million USD in spring of 2007. The construction loan has been converted to a 5 year permanent loan facility of $5 million USD at a rate of 7%. The Company spent $1,881,433 in fiscal year ending September 30, 2007, $2,949,292 in fiscal year ending September 30, 2008 and another $924,038 to March 30, 2009.

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

The Company uses an industry standard Milliman Report (consultants for the health care insurance industry) along with recent purchases and sales of similar life insurance policies, financial standing of the insurer, changes in general economic conditions, standard, actuarially developed mortality tables and industry life expectancy reports to determine an acceptable purchase price. In fiscal 2008, the Company entered the Life Settlement industry with the initial purchase of $30,930 thousand USD face value of Life Insurance policies. The Company paid $1,788,567 ($1,742,817 USD) which was funded by the recent Private Placements completed by the Company in July of 2007. During the third quarter of 2008 a $5 Million USD policy matured resulting in a portfolio face value of $25,930 thousand USD at a cost of $1,548,070 ($1,506,473 USD) at the end of the financial year.

Additionally the Company originally intended to acquire a 25% interest in a mixed use development property in Needles California for US$1,000,000. The 22 acre property with 850 feet of waterfront on the Colorado River has a marina with a 20,000 square foot storage facility for marine based activity. As the property is developed to various stages differing options to include condo / townhomes for either full ownership, fractional ownership of timeshare intervals will be explored. The Canadian travel club membership would be offered a product in a southern United States location that has an extended season of favorable weather conditions. Subsequent to fiscal year end 2008, the Company discovered that the investee had failed to raise the additional capital as planned. As a result, the ownership interest actually acquired by the Company was 54% instead of 25% as originally intended. Accordingly, the Company has restated the presentation of its investment to consolidate the net assets of Colorado River Resorts LLC (the “LLC”) as of September 30, 2008. . Subsequent to the initial investment, the LLC entered into a sale and purchase agreement to acquire the development property. The deterioration of the real estate market in the southern United States by the end of fiscal 2008 triggered an impairment analysis of the investment in the property. The fair value of the property, based on an independent appraisal, had deteriorated below the value of the outstanding mortgage and therefore the fair value of the asset group was determined to be zero. Accordingly, a write down of the property of $1,619,163 was recognized in 2008.

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

* Fiscal period for September 30, 2007 includes 9 months for comparison and does not include the October 18 , 2007, purchase of Family Vacation Centers.

For the fiscal period 2008, a total for both travel clubs (Snowbird Vacations (Snowbirds) and Family Vacations Centers (FVC)) of 1,030 (2007 - 275, 2006 - 202) travel club memberships were sold for a mean average non-refundable purchase price of $3,196 (2007 - $2,996, 2006 - $3,215).

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

The Snowbird and FVC membership entitles the members to vacation condominium rentals at discount rates through the Company’s wholesale network affiliation with the Cooperative Association of Resort Exchangers (“C.A.R.E.”), and discount travel at rates marginally above the cost to the travel agency. The Company has sold the following travel club memberships:

	2008	2007*	2006

Travel Club Memberships entered into for the period	$2,400,019	$739,788	$784,845
Amount recognized as revenue during the year	(297,532)	(63,401)	(92,706)

Future years revenue to be earned from current year Membership agreements	2,102,487	676,387	692,139
Cash collected during the year related to future years revenue	(1,687,304)	(503,947)	(483,773)
Amounts due to be received in subsequent years from current period membership agreements	$415,183	$172,440	$208,366

* Fiscal year for September 30, 2007 includes 9 months for comparison and does not include the purchase of Family Vacation Centers on October 18 of 2007.

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

Charter Cruises

The Company owns and has recently completed the rebuild on its 120 foot passenger carrying motor vessel MV Spirit of Two-Thousand-and-Ten. The vessel is for charter cruises to the Pacific Northwest, Alaska and Baja Mexico in addition to day and evening dinner cruises from its home port in Vancouver, B.C. Approximately 40% of the custom yacht cruise market are full yacht charters by a single entity for a corporate retreat, corporate awards program and family retreats etc. Charters will be available to the general public in addition to the existing travel club membership. The Company is beginning the marketing and promotion to many tourism based organizations and has a web site www.spirityachtcharters.com to present the vessel and provide an overview of the yacht offering.

Life Settlements

In 2005, Forum began to investigate the business opportunities in the secondary Life Insurance market also known as “Life Settlements”. The Company has entered into the business purchasing life insurance policies from consumers actively interested in selling their policies. Forum has invested by purchasing a beneficial interest in Life Insurance policies issued in the Unites States sold by the policy holders with life expectancies of 6 to 15 years. The Company has becomes the irrevocable beneficiary of these policies.

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

The Company uses an industry standard Milliman Report (consultants for the health care insurance industry) along with recent purchases and sales of similar life insurance policies, financial standing of the insurer, changes in general economic conditions, standard, actuarially developed mortality tables and industry life expectancy reports to determine an acceptable purchase price. In fiscal 2008, the Company entered the Life Settlement industry with the initial purchase of $30,930 thousand USD face value of Life Insurance policies. The Company paid $1,788,567 ($1,742,817 USD) which was funded by the recent Private Placements completed by the Company in July of 2007. During the third quarter of 2008 a $5 Million USD policy matured resulting in a portfolio face value of $25,930 thousand USD at a cost of $1,548,070 ($1,506,473 USD) at the end of the financial year.

Life Settlement Industry Overview

Following the theme of older adults and the growth of the group as a percentage of the population, the Company is entering the Life Settlement market. The exact size of the market is difficult to accurately quantify. In 2005, Sanford C. Bernstein & Co., LLC, a research unit of Alliance Bernstein L.P. estimated the market to be approximately $13 billion in face value of policies purchased from 1998 through 2005. The growth is expected to continue in the next few decades with the increase in the number of older Americans. American seniors consider selling their policies in the secondary Life Settlement market for a variety of reasons including:

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

C) ORGANIZATIONAL STRUCTURE

As of March 30, 2009, the following is a list of all the Company’s subsidiaries, all of which are wholly owned and over which the Company holds 100% voting control:

Subsidiary	Incorporating Jurisdiction

Intravelnet Limited.	Ontario, Canada
InTRAVELnet Inc.	Alberta, Canada
ATM Travel Group Ltd.	Alberta, Canada
International Fitness Vacations (BC) Ltd.	British Columbia, Canada
Price Shield Systems Inc.	Washington, USA
American Life Settlement Society LLC	Deleware, USA
Colorado River Resorts, LLC	California, USA

As of March 30, 2009, the Company also holds 54% in Colorado River Resorts LLC, Nevada USA.

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

After its completion in 2009, the vessel is for charter cruises to the Pacific Northwest, Alaska and Baja Mexico in addition to day cruises from its home port in Vancouver, B.C. Approximately 40% of the custom yacht cruise market are full yacht charters by a single entity for a corporate retreat, corporate awards program and family retreats etc. Charters will be available to the general public in addition to the existing travel club membership. The Company is beginning the marketing and promotion to many tourism based organizations and has a web site www.spirityachtcharters.com to present the vessel and provide an overview of the yacht offering.

The Company has completed the rebuild on its 120 feet motor vessel MV Spirit of Two Thousand and Ten in 2009. The Company had established an initial construction credit facility with Caterpillar Financial Services for up to $3 million USD which had provided funding for the project. The Company subsequently had the credit facility increased to $4.3 million USD in spring of 2007. The construction loan has been converted to a 5 year permanent loan facility of $5 million USD at a rate of 7%. The Company spent $1,881,433 in fiscal year ending September 30, 2007, $2,949,292 in fiscal year ending September 30, 2008 and another $924,038 to March 30, 2009.

ITEM V. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial condition and results of operations of the Company for the year ended September 30, 2008 and period ended September 30, 2007 and the year ended December 31, 2006 and should be read in conjunction with the restated Consolidated Financial Statements of the Company for the year ended September 30, 2008 and the period ended September 30, 2007, and the year ended December 31, 2006. Except as otherwise indicated, all dollar amounts contained in this discussion and analysis and the Consolidated Financial Statements are in Canadian dollars. The financial information presented in the Consolidated Financial Statements was prepared in accordance with generally accepted accounting principles (GAAP) in Canada. Note 21 of these Consolidated Financial Statements of the Company set forth the material differences between Canadian and U.S. GAAP.

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

Revenue Recognition

The Company generates revenues from yacht charter operations and the sale of memberships and dues. In accordance with CICA HB 3400, Revenue, the portion of revenue received from members, which entitles members to use the Company’s vacation and travel club privileges at a future date, is deferred and recognized in income evenly over the term of the member’s entitlements. For lifetime memberships, revenue is recognized over a period of five years, which is management’s best estimate of the period over which performance will be required.

Other income

During the year ended September 30, 2008, the Company entered into the life settlement industry. The Company records investments in the life settlement contracts at fair value on each balance sheet date. Any changes to fair value will be recognized in the Other Income in the period in which the changes occur. Gains from matured life insurance policies and revaluation of life settlement investments are recorded as Other Income and are excluded from Operating Income.

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

Held-for-trading

Financial instruments classified as held-for-trading are measured at fair value with the realized and unrealized changes in fair value recognized each reporting period through interest and financing costs, net on the consolidated statement of earnings.

Available-for-sale

Financial assets classified as available-for-sale are measured at fair value with the unrealized changes in fair value recorded each reporting period in OCI Investments in equity instruments classified as available-for-sale do not have the quoted price in an active market are recorded at cost. Each reporting period, available-for-sale assets are written down to fair value through interest and financing costs, net on the consolidated statement of earnings to reflect impairments that are considered to be other than temporary.

Held-to-maturity, loans and receivables and other liabilities

Financial instruments classified as held-to-maturity, loans and receivables and other liabilities are measured at amortized cost using the effective interest method

The following table summarizes the Company’s selected financial instrument classifications based on its intentions:

Financial instrument	Classification

Cash and cash equivalents	Held-for-trading
Funds held in trust	Held-for-trading
Short-term deposits	Held-to-maturity
Accounts and notes receivable	Loans and receivables
Life settlement receivable	Loans and receivables
Other receivables	Loans and receivables
Investment	Available for sale
Life Settlement	Held for trading
Accounts payable and accrued liabilities	Other liabilities
Accounts payable - other	Other liabilities
Convertible debentures	Other liabilities
Long term debt	Other liabilities
Loan from related parties	Other liabilities

Selected Annual Information

The following depicts some of the Company’s significant operating results:

	Year End
	2008	2007*	2006
Travel Club Memberships Sold	$2,400,019	$739,788	$784,845

Amount Recognized as Revenue during the year	297,532	63,401	92,706
Membership Dues	$2,443,758	$1,050,116	$1,648,637
# Travel Club Memberships Sold	1,030	275	202
Mean Average Membership Price	$3,196	$2,996	$3,215

Net Income (Loss) for the period	$(913,301)	$(2,212,467)	875,355
Basic Income (Loss) per Share	$(0.02)	$(0.09)	$0.17
Diluted Income (Loss) per Share	$(0.02)	$(0.09)	0.17

* Fiscal year for September 30, 2007 includes 9 months for comparison and does not include the October 18, 2007, purchase of Family Vacation Centers.

For the year ended September 30, 2008 Travel Club Memberships sales increased by 325% to $2,400,019 compared to ($739,788 – nine month period ended September 30, 2007, and $784,845 – year ended December 31, 2006), with amount recognized as revenue during the year ended September 30, 2008 increasing by 469 % to $297,532 ($63,401 – nine month period ended September 30, 2007, $92,706 – year ended December 31, 2006). The increased sales of club memberships and corresponding total revenue (excluding life settlement revenue) increased during the year ended September 30, 2008 by 44.5 % to $3,717,154 ($2,572,638 – nine month period ended September 30, 2007, $4,077,698 – year ended December 31, 2006) due to the acquisition of Family Vacation Centers operations in the 2008 reporting period, building of deferred revenue recognized in 2008.

For the year ended September 30, 2008, cash flow used in operations increased $323,357 due mainly to acquisition of Family Vacation Centers and consolidation of Colorado River Resorts LLC, compared to cash flows used in operating activities of $83,554 for the nine month period ended September 30, 2007, and cash flows used in operating activities of $82,228 for year ended December 31, 2006.

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

For the year ended September 30, 2008 a total of 1,030 travel club memberships were sold, an increase of 374% (nine month period ended September 30, 2007 - 275, year ended December 31, 2006 - 202). For the year ended September 30, 2008 the mean average non-refundable travel club membership purchase price increased 6.6 % to $3,196 ($2,996 – nine month period ended September 30, 2007, and $3,215 – year ended December 31, 2006 as result of the Family Vacation Centers vacation club acquisition.

A net loss of $913,301 was recorded for the year ended September 30, 2008 due to the inclusion of net gain on life settlement of $5,447,464 and impairment charges totaling $3,419,163, as compared to a net loss of $2,212,467 occurred for the nine month period ended September 30, 2007. The net loss for 2007 was due largely as result of the stock-based compensation charges $2,944,536 included in wage expenses, from issuance of stock options during the fiscal period, compared with net income of $875,355 – year ended December 31, 2006. Basic earnings (loss) per share were ($0.02) for the year ended September 30, 2008 compared to a loss per share of ($0.09) for the nine month period September 30, 2007 ($0.17 – year ended December 31, 2006).

There were 28,439,611 shares issued as of September 30, 2008 and 28,409,611 issued as of September 30, 2007 and 4,644,661 (pre-split) at December 31, 2006. In April 2007 the company completed a 3-for-1 forward split increasing the outstanding shares by 9,289,322 to 13,933,983. On June 29, 2007, the Company completed a private placement and issued 11,000,000 common shares of the Company at US $0.50 per share for gross proceeds of $5,773,918 (US $5,500,000). On July 4, 2007, the Company completed a private placement and issued 3,500,000 common shares at US $1.00 per share for gross proceeds of $3,650,396 (US $3,500,000) increasing the issued and outstanding shares from 4,644,661 (pre-split) on December 31, 2006 to 28,433,983 at September 30, 2007. Basic earnings-per-share is calculated using the weighted average number of common shares outstanding during the year and assumes conversion of all outstanding Series “B” Preference convertible shares. The Series “B” preferred convertible shares are included in the calculation of basic earnings per share because management considers these shares substantially equivalent to common stock. For the year ended September 30, 2008, the weighted average number of shares outstanding, which assumes the conversion of all Series “B” Preference convertible shares for the calculation of basic earnings-per-share is 42,359,509 and the weighted average number of shares outstanding for the calculation of fully diluted earnings-per-share is 42,359,509. In a loss year, common shares equivalents are excluded from the calculation of diluted earnings per share as the effect would be anti dilutive.

For the year ended September 30, 2008 expenses increased by 44% or $2,100,666 due mainly as a result of the acquisition of Family Vacation Centers.

General and Administration expense increased from $761,610 for the nine month period ended September 30, 2007 to $2,340,578 for the year ended September 30, 2008 mainly due to purchase and assimilation of Family Vacation Centers into the Company’s operations and consulting fees related to the development of life settlement business.

For the year ended September 30, 2008, the largest increase in General and Administrative expense of $342,563 occurred in Consulting fees to $358,171, (nine months ended September 30, 2007 - $15,608 and $53,423 – year ended December 31, 2006). The increase was the result of expenses incurred in the development of the Life Settlement business of the company during the fiscal period.

For the year ended September 30, 2008 the second largest increase in General and Administrative expense of $205,333 occurred in Rent and utility expenses to $335,529. Rent and utility related expenses for the nine months ended September 30, 2007 totaled $130,196 and $186,550 for the year ended December 31, 2006 respectively. The increase was the result of the take- over of the Family Vacation Center operations.

The second largest increase in expenses, other than General and Administrative expense, of $684,738 occurred as a result of the Company amortizing the purchased of Family Vacation memberships acquired in fiscal 2008. There were no corresponding charges of this type in previous periods.

For the year ended September 30, 2008 the largest decrease in expenses was in wages and compensation of $376,523 (2007 - $3,437,026) to $3,060,503, as there was $Nil stock based compensation expense included in wages and compensation expense in 2008 (2007 - $2,944,536, 2006 - $Nil).

The Company changed separate disclosure of direct selling expenses and discounts in the expense section of the Consolidated Statements of Operations and Deficit to “Net” Membership Sales for the period commencing January 1, 2007. For the year ended September 30, 2008 $188,751 (nine months ended September 30, 2007 - $35,399 and $93,147 for the year ended December 31, 2006 direct selling expenses were offset against membership sales revenue. Prior year results were restated for comparison purposes.

During the year ended September 30, 2008 , the Company recognized bad debt expense of $394,386 (2007 - $Nil, 2006 - $Nil) related to other receivables as a result of termination of the third party agreement to sell the Company’s vacation club membership.

B) LIQUIDITY AND CAPITAL RESOURCES

Liquidity

As of March 31, 2009 the Company had in excess of $6 Million cash on deposit. In 2008, the working capital surplus decreased $13,904,188 to working capital deficiency of ($6,371,890) primarily due to investments made in Life Settlements, Family Vacation Centers and the corresponding short term obligations for the Colorado River property investment.

In 2007, the working capital surplus increased to $ 7,532,298 compared to December 31, 2006 primarily due to the private placement investments in the Company undertaken to enter into the Life Settlement division. During the summer of 2007 the Company completed two private placements raising an aggregate total of $9 million USD and correspondingly issued 14,500,000 restricted common shares of the company. The terms of these private placements were as follows:

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

Financing the work on the vessel to date has been from operations, a credit facility from Caterpillar Financial Services, and funds raised. The credit facility with Caterpillar Financial Services Corporation was created in September of 2005 for $3.0 million USD. This credit facility was subsequently increased to a total of $4.3 million USD in spring of 2007. The construction loan has been converted to a 5 year permanent loan facility of $5 million USD at a rate of 7% . The Company spent $1,881,433 in fiscal year September 30, 2007, $2,949,292 in fiscal year September 30, 2008 and another $924,038 to March 30, 2009. The Company does not currently hedge against foreign exchange or interest rate fluctuations

The Company’s total Operating Revenues for the year ended September 30, 2008 increased by $1,144,516 to $3,717,154, the increase was the result of the purchase of Family Vacation Centers operations, increased membership and travel revenue $1,272,931, and decrease in Miscellaneous Revenue $85,504 and decrease of $42,911 in Interest Received. Life settlement revenue and maturing Life Settlement gains amounting to $5,447,464 was recorded under “Other Income.” The results for the nine month period ended September 2007 and the year ended December 31, 2006 were restated to reflect the change in accounting policy on Vacations Club membership sales revenue and to comply with Canadian GAAP.

Capital Resources

The Company's capital resources are comprised primarily of financial institutions and private investors (including members of management) who are either existing contacts of the Company's management, or who came to the attention of the Company through brokers, financial institutions and other intermediaries.

For the year ended September 30, 2008, cash flow used in operations decreased $177,203 or 212% to cash provided by operations of $93,649 due mainly to the acquisition of Family Vacation Centers, compared to cash flows used in operating activities of $83,554 for the nine month period ended September 30, 2007, and cash flows used in operating activities of $82,228 for year ended December 31, 2006.

Financing the work on the vessel to date has been from operations, a credit facility from Caterpillar Financial Services, and funds raised. The credit facility with Caterpillar Financial Services Corporation was created in September of 2005 for $3.0 million USD. This credit facility was subsequently increased to a total of $4.3 million USD in spring of 2007. The construction loan has been converted to a 5 year permanent loan facility of $5 million USD at a fixed annual percentage rate of 7%. The Company spent $1,881,433 in fiscal year September 30, 2007, $2,949,292 in fiscal year September 30, 2008 and another $924,038 to March 30, 2009. The Company does not currently hedge against foreign exchange or interest rate fluctuations.

The Company estimates that its cash and cash equivalents and cash received in March 2009 from life settlement receivable will be sufficient to meet its capital requirements for at least the next several years. However, its forecast of the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. If the Company is unable to raise additional capital when required or on acceptable terms, it may have to delay, scale back on some planned initiatives.

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

Quantitative and Qualitative Disclosures about Market Risk

The Company does not have any derivative financial instruments. The exposure to market risk is limited to interest and exchange rate sensitivity. The Company’s long term debt is denominated in US dollars with a fixed interest rate of 7%. The Company is therefore affected by changes in the Canadian dollar exchange rate. The primary strategy of the Company’s borrowing activities was to preserve principal by keeping funds in US dollars and converting to Canadian dollars when required. Given the fluctuation of the US Dollar for the year ended September 30, 2008 the Company did not receive any additional earnings related to exchange rate fluctuations. The Company does not currently hedge against either foreign exchange.

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

On October 18 , 2007, the Company purchased the notes receivable and vacation club memberships of Family Vacation Centers from an Ontario based Company for consideration of $3,052,866 in cash and stock. The Company marketed the Family Vacation Centers membership from its Burlington Ontario location until July 4, 2008 at which time a decision was made to cease marketing and sales operations from its Burlington Ontario office citing the downturn in the economic climate.

The Company's historical core growth depends in part, upon the continuing sales and marketing of its Travel Club products. If the Company is unable to secure an Operator, is unable to contract a Licensee, or implement other non- traditional marketing efforts, its ability to effectively grow and expand its business could be impaired. In addition to securing an Operator or contracting a Licensee, the Company’s traditional growth has been dependent upon the success of these entities operations. (See Item 3 Risk factors, Ability to Attract and retain Successful Licensees or Operators).

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

With the acquisition of Family Vacation Centers and the consolidation of the Colorado River investment, the operating costs of the company increased for the year ended September 30, 2008 to $6,885,771 compared to the nine month period ended September 30, 2007 - $4,785,105, and year ended December 31, 2006 - $3,201,890. The 44% increase or $2,100,666 is a direct result of the inclusion of Family Vacation Centers operating costs during the fiscal year.

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

The Company uses an industry standard Milliman Report (consultants for the health care insurance industry) along with recent purchases and sales of similar life insurance policies, financial standing of the insurer, changes in general economic conditions, standard, actuarially developed VBT mortality tables, industry life expectancy reports and CDC reports on nationwide mortality statistics to determine an acceptable purchase price. In fiscal 2008, the Company entered the Life Settlement industry with the initial purchase of $30,930 thousand USD face value of Life Insurance policies. The Company paid $1,788,567 ($1,742,817 USD) which was funded by the recent Private Placements completed by the Company in July of 2007. During the third quarter of 2008 a $5 Million USD policy matured resulting in a portfolio face value of $25,930 thousand USD at a cost of $1,548,070 ($1,506,473 USD) at the end of the financial year.

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

The Company has completed the rebuild on its 120 feet motor vessel MV Spirit of Two Thousand and Ten. The Company had established an initial construction credit facility with Caterpillar Financial Services for up to $3 million USD which had provided funding for the project. The Company subsequently had the credit facility increased to $4.3 million USD in spring of 2007. The construction loan has been converted to a 5 year permanent loan facility of $5 million USD at a fixed annual percentage rate of 7%. The Company spent $1,881,433 in fiscal period ending September 30, 2007, $2,949,292 in fiscal year ending September 30, 2008 and another $924,038 to March 30, 2009.

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

F) TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table is a summary of our contractual obligations as of September 30, 2008:

	Expected payments by period as at September 30, 2008
				More
	Within 1 yr	2-3 yrs	4-5 yrs	than 5 yrs	Total

Accounts payable and accrued liabilities	$897,955	–	–	–	$897, 95 5
Accounts payable – other	1,203,277	–	–	–	1,203,277
Promissory note payable	7,602,530	–	–	–	7,602,530
Loans from related parties	1,089,032	–	–	–	1,089,032
Secured borrowings	137,321	–	–	–	137,321
Long term debt	347,341	1,042,022	1,042,022	2,070,190	4,50 1 ,575
Life settlement premiums ***	192,139	429,889	555,560	6,449,892	7,627,480
Lease and contracts	107,164	96,190	11,666	–	215,020

Total	$11,57 6 ,759	$1,568,101	$1,609,248	$8,520,082	$23,274,190

* Contractual long term debt obligations do not include interest. In January 2009 the Company’s long term debt was converted to a $5.0 million permanent loan in US funds with Caterpillar Financial Services Corporations having a 5 year term bearing interest at fixed rate of 7% annual percentage rate.

** The amounts advanced by related parties are unsecured, non-interest bearing and does not form part of contractual obligations.

*** Life insurance premiums are future payments required to keep the insurance policies in good standing.

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

Notes:
(*) as at March 30, 2009.
(**) as at September 30, 2008.

E) SHARE OWNERSHIP OF MANAGEMENT

The following table sets forth the share ownership of management as of February 15, 2008:

Name	Common	Percent of	"A"	Percent of	"B"	Percent of
	Shares(1)	Class	Preferred	Class	Preferred	Class
			Shares(4)		Shares(5)
Scott McManus(2)	9,000,000	31.98	1,393,398	10.00	1,393,398	10.00
Jeffery Teeny(3)	6,250,000	21.98	1,393,398	10.00	1,393,398	10.00
Daniel Clozza	5,430,000	19.09	5,305,500	38.07	5,305,500	38.07
Martin Tutschek	1,599,000	5.61	1,399,500	10.04	1,399,500	10.04
Mike Barrett	-	-	-	-	-	-
Chris Yergensen	-	-	-	-	-	-
Kazunari Kohno	-	-	-	-	-	-

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

Incentive Share Purchase Plan

On July 5th 2007, the Company executed a Stock Option plan reserving 2,850,000 shares in the common stock of the Corporation to provide its officers, directors, employees and consultants with an incentive to use their best efforts to advance the business affairs of the Corporation. The minimum exercise price of an option granted under the plan cannot be less than 80% of the market price of the common shares on the date of the grant. The Board has full discretion at the time of granting an option with respect to the term and the vesting period of the options. During the nine months ended September 30, 2007, the Company granted all 2,835,000 options available under the plan with an exercise price of $1.00, exercisable for a period of five years from the date of grant.

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

The following persons hold, of record or beneficially, directly or indirectly, or are known by the Company to own beneficially, directly or indirectly, more than 5% of the issued shares of the Company as at March 30, 2009:

Identity of Person or	Common	Percent of	"A"	Percent of	"B"	Percent of
Group	Shares (1)	Class	Preferred	Class	Preferred	Class
			Shares (4)		Shares (5)
Jeffery Teeny(2)	6,250,000	21.98	1,393,398	10.00	1,393,398	10.00
Scott McManus(3)	9,000,000	31.98	1,393,398	10.00	1,393,398	10.00
Daniel Clozza,	5,430,000	19.09	5,305,500	38.07	5,305,500	38.07
Martin Tutschek	1,599,000	5.61	1,399,500	10.04	1,399,500	10.04
Jackie Dawydiuk	1,500,000	5.27	1,500,000	10.76	1,500,000	10.76

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

Indebtedness to Company of Directors and Senior Management

Amounts due to shareholders at the end of the fiscal period September 30, 2008 were $1,089,032 . Directors of the Company are indebted to the Company in the amount of $nil and no director or senior management or have been indebted to the Company since the beginning of the last completed financial year of the Company other than as listed below. The Company reimburses Directors and Senior Management for expenses incurred in connection with Company’s ordinary course of business. To the extent these advances and expenses are offset, there exists an indebtedness to the Company of a net $nil as of September 30, 2007 (December 30, 2006 - $ nil, December 30, 2005 - $nil).

Interests of Experts and Counsel

This Form 20-F is been filed as an annual report under the Exchange Act and, as such; there is no requirement to provide information under this item.

ITEM VIII. FINANCIAL INFORMATION

A) CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

This Annual Report contains the consolidated financial statements for the Company for the fiscal year ended September 30, 2008, nine-month period ended September 30, 2007, and fiscal year ended December 31, 2006 which contain an Auditors' Report dated May 13, 2009 except for note 22, dated April 24, 2010 in connection with the fiscal year ended September 30, 2008, an Auditors Report dated March 12, 2008, except as to note 4(a) which is as of March 2, 2009 and note 4(b) which is as of October 28, 2009 in connection with the nine-month period ended September 30, 2007 and fiscal year ended December 31, 2006, Consolidated Balance Sheets as at September 30, 2008 and September 30, 2007, Consolidated Statements of Operations, Comprehensive Income (Loss) and Deficit, and Consolidated Statements of Cash Flows for the fiscal year ended September 30, 2008 and nine-month period ended September 30, 2007 and fiscal year ended December 31, 2006, and Notes to Consolidated Financial Statements.

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

On July 5th 2007, the Company executed a Stock Option plan reserving 2,850,000 shares in the common stock of the Corporation to provide its officers, directors, employees and consultants with an incentive to use their best efforts to advance the business affairs of the Corporation. The minimum exercise price of an option granted under the plan cannot be less than 80% of the market price of the common shares on the date of the grant. The Board has full discretion at the time of granting an option with respect to the term and the vesting period of the options. During the nine months ended September 30, 2007, the Company granted all 2,850,000 options available under the plan with an exercise price of $1.00, exercisable for a period of five years from the date of grant.

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

For the two most recent full financial years, the high and low market prices for each full financial quarter for the Company’s common stock were as follows (US dollar figures):

		2008				2007
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
High $	18.00	11.50	5.00	4.50	$0.83	1.00	5.20	17.30
Low $	11.75	4.01	3.75	1.75	$0.80	0.50	0.75	4.25

For the two most recent six months, the high and low market prices for each month for the Company’s common stock were as follows (US dollar figures):

	2009	2009	2009	2008	2008	2008
	Mar	Feb	Jan	Dec	Nov	Oct
High	$3.05	4.00	4.00	4.26	4.50	3.75
Low	$2.05	2.30	2.53	2.50	3.00	1.75

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

Effective October 18, 2007, the Company completed the purchase of 100% of the outstanding capital stock of Fitness Vacations from an officer and director of the Company in the amount of $550,000. The acquired company is a full service gym and also markets gym memberships with a travel component. Consideration given was settlement of $441,260 of advances by the Company to the owner of the shares of Fitness Vacations (who are also a shareholder of the Company including the President and Director), and settlement of $108,740 of advances to Fitness Vacations.

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

On November 15, 2007 the Company formed “American Life Settlement Society LLC” duly formed under the laws of the state of Delaware. In fiscal 2008, the Company entered the Life Settlement industry with the initial purchase of $30,930 thousand USD face value of Life Insurance policies. The Company paid $1,788.567 ($1,742,817 USD) which was funded by the recent Private Placements completed by the Company in July of 2007. During the third quarter of 2008 a $5 Million USD policy matured resulting in a portfolio face value of $25,930 thousand USD at a cost of $1,548,070 ($1,506,473 USD) at the end of the financial year.

Additionally the Company originally intended to acquire a 25% interest in a mixed use development property in Needles California for US$1,000,000. The 22 acre property with 850 feet of waterfront on the Colorado River has a marina with a 20,000 square foot storage facility for marine based activity. As the property is developed to various stages differing options to include condo / townhomes for either full ownership, fractional ownership of timeshare intervals will be explored. The Canadian travel club membership would be offered a product in a southern United States location that has an extended season of favorable weather conditions. Subsequent to fiscal year end 2008, the Company discovered that the investee had failed to raise the additional capital as planned. As a result, the ownership interest actually acquired by the Company was 54% instead of 25% as originally intended. Accordingly, the Company has restated the presentation of its investment to consolidate the net assets of Colorado River Resorts LLC (the “LLC”) as of September 30, 2008. . Subsequent to the initial investment, the LLC entered into a sale and purchase agreement to acquire the development property. The deterioration of the real estate market in the southern United States by the end of fiscal 2008 triggered an impairment analysis of the investment in the property. The fair value of the property, based on an independent appraisal, had deteriorated below the value of the outstanding mortgage and therefore the fair value of the asset group was determined to be zero. Accordingly, a write down of the property of $1,619,163 was recognized in 2008.

Effective November 30, 2006, the Company completed the purchase of Family Vacation Centers being the notes receivable and vacation club memberships from Family Vacation Centers Inc (“The Vendor”) in the amount of $3,052,766. The Company did not purchase the outstanding capital stock of the Vendor and no debt or obligations of the Vendor were assumed. Consideration given was cash payment in the amount of $1,849,588 and an amount $1,203,178 payable in capital stock of the company as at September 30, 2008. Due to worsening travel industry conditions the business was closed down before September 30, 2008. The company continues to operate the vacation club and derive cash flow from the notes receivable.

The assets of Family Vacation Centers at the time of acquisition were:

Purchase price	$3,052,866

Purchase price allocation
Notes receivable	450,066

Vacation club membership	2,602,800

Total	$3,052,866

Purchased memberships are amortized evenly over 5 years. During the year ended September 30, 2008 the company amortized $681,350 (2007 - $ nil) to revenue.

In September of 2005, the Company secured a credit facility with Caterpillar Financial Services for up to $3 million USD. The Company subsequently had the credit facility increased to an amount of $4.3 million USD. Subsequent to fiscal year end September 30, 2008 the Company converted its construction loan facility with Caterpillar Financial Services Corporation to a 5 year permanent loan facility of $5 million USD at a fixed annual percentage rate of 7%. The Company does not currently hedge against foreign exchange or interest rate fluctuations.

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

ITEM XV. CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, the Company reevaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of a date (the “Evaluation Date”) being September 30, 2008. Based on this evaluation these officers have concluded that as of the end of the period covered by this Annual Report on Form 20-F/A, due to identified weaknesses in internal control noted below, our disclosure controls and procedures were ineffective and were not adequate to insure that the information required to be disclosed by the Company in reports it files or submits under the Exchange Act were recorded, processed, summarized and reported within the time period specified in the Commission's rules and forms.

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

Our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of internal control over financial reporting as of September 30, 2008. Based on that assessment, our management concluded that there was a material weakness in our internal control related to a lack of sufficient technical accounting expertise, which resulted in the required restatement of our results for the periods ending September 30, 2008.

Due to the limited number of personnel, our finance staff did not have sufficient technical accounting knowledge to address all complex and non-routine accounting transactions that may arise. These transactions are sometimes extremely technical in nature and require an in-depth understanding of generally accepted accounting principles. As a result of this material weakness, we were required to restate our 2008 results due to errors in the application of various accounting principles, as outlined in footnote 22 to the financial statements included in this Form 20-F.

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

REMEDIATION STEPS TO ADDRESS MATERIAL WEAKNESS

Management has dedicated significant resources to correct the previous accounting error relating to our revenue recognition policy and to ensure that we take proper steps to improve our internal controls and remedy our material weakness in our financial reporting and disclosure controls. Management is committed to implementing effective control policies and procedures and will continually update our Audit Committee as to the progress and status of our remediation efforts to ensure that they are adequately implemented. We believe the following actions we have taken and are taking will be sufficient to remediate the material weakness described above:

• conduct a full review of our accounting methodology for revenue recognition policy;
• assess the technical accounting capabilities of the accounting and finance departments to ensure the proper knowledge, skills, and training; and
• finance and accounting personnel to attend training sessions, covering relevant topics, which include revenue recognition and related accounting concepts.

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

There have been no waivers to the code of ethics as of the date of this report

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The independent auditors of the Company are the firm of BDO Canada LLP, Chartered Accountants and Advisors, located at 600 Cathedral Place, 925 west Georgia Street, Vancouver, British Columbia, Canada V6C 3L2

For the periods ended September 30, 2008 the Company was invoiced by BDO Canada LLP and September 30, 2007 the Company was invoiced by SmytheRatcliffe, the Company's previous independent auditors, for audit fees, audit-related fees, tax fees and all other fees as set forth below:

	Year Ended	Period Ended
	September	September
	30, 2008	30, 2007

Audit fees - auditing of our annual financial statements and preparation of auditors' report.	$131,400	$89,090

Audit-related fees - review of each of the quarterly financial statements.	-	-

Tax fees - preparation and filing of three major tax-related forms and tax planning.	-	-

All other fees - other services provided by our principal accountants.	-	-

Total fees paid or accrued to our principal accountants	$131,400	$89,090

Note: (1) "Audit Fees" represent fees for the audit of the Company's annual financial statements, review of the Company's interim financial statements and review in connection with the Company's statutory and regulatory filings

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services to be provided by BDO Dunwoody. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review and attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service. The Audit Committee approved all of the engagements and fees during the period ended September 30, 2008. The Audit Committee reviews with BDO Dunwoody whether the non-audit services to be provided are compatible with maintaining the auditors' independence. The Board has determined that, beginning with January 1, 2006, fees paid to the independent auditors for non-audit related services in any year will not exceed the fees paid for audit services during the year. Permissible non-audit services will be limited to fees for tax services, accounting assistance or audits in connection with acquisitions, and other services specifically related to accounting or audit matters such as registration statements filings or private placements or public offerings.

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

These financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian Dollars . Such financial statements have been reconciled to U.S. GAAP (see note 22 therein). For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see “Item III - Key Information, Selected Financial Data – Exchange Rate Data”.

ITEM XVIII. FINANCIAL STATEMENTS

Not applicable.

ITEM XIX. EXHIBITS

Exhibits attached to this Form 20-F are as follows:

FINANCIAL STATEMENTS

(i) Management’s Responsibility to Financial Reporting.

(ii) Auditors’ Report dated April 14, 2009 and May 13, 2009 and previous Auditors’ Report dated March 12, 2008 and October 28, 2009

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

Exhibit	Description
1.1	Registered Incorporation Memorandum(1)
1.2	Articles of Continuance into Ontario(2)
1.3	Articles of Amendment, Change of Name(2)
1.4	Articles of Amendment, Authorization of Preferred Shares including Designation of Series “A” and Series “B” Preferred Share(3)
4.1	2094711 Ontario Limited., Commission Agreement January 1, 2006(3)
4.2	Loan Agreement, dated September 21, 2005(4)
4.2.(i)	First Amendment to Loan Agreement, dated October 11, 2005(4)
4.2.(ii)	Second Amendment to Loan Agreement, dated November 6, 2006 (4)
4.2.(iii)	Third Amendment to Loan Agreement, dated May 2, 2007 (4)
4.3	Purchase Agreement. International Fitness Vacations (BC) Ltd., December 31, 2006(4)
4.4	Letter of Intent. Gala Travels, February 19, 2007(4)
4.5	Servicing Agreement. Vision 200 travel, dated October 15, 2007(3)
4.5	Purchase Agreement. Family Vacation Centers and 1508812 Ontario Inc., October 18, 2007(4)
4.6	Addendum to Purchase Agreement. Family Vacation Centers and 1508812 Ontario Inc., November 2, 2007(4)
4.7	Subscription Agreement, Colorado River Resorts, LLC, January 1, 2008> (5)
4.8	Amended and Restated Loan Agreement, Caterpillar Financial Services Corporation, February 6, 2009 (5)
8.1	List of Subsidiaries
11.1	Code of Ethics, January 1, 2003(3)
12.1	Section 302 Certification of Chief Executive Officer
12.2	Section 302 Certification of Chief Financial Officer
13.1	Section 906 Certification of Chief Executive Officer and Chief Financial Officer

Notes: (1) Incorporated by reference to Form 20-F filed with the SEC on November 3, 1998. (2) Incorporated by reference to Form 20-F filed with the SEC on August 15, 2003. (3) Incorporated by reference to Form 20-F filed with the SEC on August 29, 2007. (4) Incorporated by reference to Form 20-F filed with the SEC on December 29, 2006. (5) Incorporated by reference to Form 20-F filed with the SEC May 15th, 2009.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 24, 2010	FORUM NATIONAL INVESTMENTS LTD.

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

The restated consolidated financial statements as at September 30, 2008 and 2007 and for the year ended September 30, 2008, the nine month period ended September 30, 2007 and the year ended December 31, 2006 have been audited by BDO Canada LLP, Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the financial statements.

“Dan Clozza” (signed)

Dan Clozza
President

April 28, 2010

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

As described in note 22 to the consolidated financial statements, the accompanying financial statements of the Company as at September 30, 2008 and for the year then ended have been restated. We therefore withdraw our previous report dated May 13, 2009 , as originally filed.

The consolidated financial statements as at September 30, 2007 and for the nine-month period ended September 30, 2007 and the year ended December 31, 2006 were audited by other auditors, who expressed an opinion without reservation on those statements in their report, dated March 12, 2008, except for note 4(a) which is as of March 2, 2009 and note 4(b) which is as of October 28, 2009.

/s/ BDO Canada LLP

Chartered Accountants

Vancouver, Canada
May 13, 2009, except for notes 3 and 22, which is as of April 24, 2010.

COMMENTS BY AUDITORS FOR US READERS ON CANADA – US REPORTING DIFFERENCES

In the United States, reporting standards for auditors requires the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by changes in accounting policy, such as those described in note 2 to the consolidated financial statements. Our report to the shareholders dated May 13, 2009, except for notes 3 and 22, which is as of April 24, 2010. is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the notes to the consolidated financial statements.

/s/ BDO Canada LLP

Chartered Accountants

Vancouver, Canada
May 13, 2009, except for notes 3 and 22, which is as of April 24, 2010.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF FORUM NATIONAL INVESTMENTS LTD.

We have audited the consolidated balance sheet of Forum National Investments Ltd. as at September 30, 2007 and the consolidated statements of operations and deficit and cash flows for the nine month period ended September 30, 2007, and the year ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2007 and the results of its operations and its cash flows for the period ended September 30, 2007, and the year ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada, March 12, 2008

     Except as to note 4(a) which is as of March 2, 2009 and note 4 (b) which is as of October 28, 2009

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

As discussed in Note 4 to the consolidated financial statements, the Company has restated its September 30, 2007 and December 31, 2006 consolidated financial statements

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada, March 12, 2008

      Except as to note 4(a) which is as of March 2, 2009 and note 4 (b) which is as of October 28, 2009

7th Floor, Marine Building	Fax:	604.688.4675
355 Burrard Street, Vancouver, BC	Telephone:	604.687.1231

FORUM NATIONAL INVESTMENTS LTD.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

	September 30,	September 30,
	2008 (restated –	2007
	note 22)
Assets

Current
Cash and cash equivalents	$228,864	$8,624,205
Funds held in trust	79,493	-
Short-term deposits	14,210	14,210
Amounts and notes receivable (note 18(c))	345,579	360,634
Life settlement contract receivable (note 20(d))	5,371,606	–
Other receivables	4,981	265,183
Prepaid expenses	5,738	–
Total Current Assets	6,050,471	9,264,232

Amounts and notes receivable (note 18 (c))	404,033	–
Deferred Organization Costs	258,556	149,976
Investment in Life Settlement Contracts (note 5)	3,258,993	–
Property and Equipment (note 6)	17,850,032	9,100,127
Deferred Costs, net (note 8)	1,341,034	1,491,275
Intangibles, net (note 7)	1,918,062	30,276

Total Assets	$31,081,181	$20,035,886

Liabilities and Shareholders’ Equity

Current
Accounts payable and accrued liabilities	$897,956	$491,252
Accounts payable – other (note 18(c))	1,203,277	–
Secured borrowing (note 18(c))	137,321	–
Promissory note payable (notes 3 and 22)	7,602,530	–
Deferred revenue, current portion (note 8)	1,088,003	675,895
Advances against future revenue streams (note 9)	–	8,182
Current portion of long-term debt (note 11)	363,756	227,567
Debentures (note 10)	40,486	40,486
Loans from related parties (notes 3 and 17)	1,089,032	288,552
Total Current Liabilities	12,422,361	1,731,934

Deferred Revenue (note 8)	2,404,163	1,389,678
Long-Term Debt (note 11)	4,211,715	3,988,031
Total Liabilities	19,038,239	7,109,643

Shareholders’ Equity

Capital Stock (note 12)	24,255,952	24,194,793
Contributed Surplus (note 12(e))	2,913,377	2,944,536
Deficit	(15,126,387)	(14,213,086)
Total Shares holders’ Equity	12,042,942	12,926,243
Total Liabilities and Shareholders’ Equity	$31,081,181	$20,035,886

Contingencies and Commitments (notes 15 and 16)
Subsequent events (note 20)

Approved on behalf of the Board:

/s/ Dan Clozza	Director	/s/ Martin Tutschek	Director
Dan Clozza		Martin Tutschek

See accompanying notes to consolidated financial statements.

FORUM NATIONAL INVESTMENTS LTD.
Consolidated Statements of Operations, Comprehensive Income (Loss) and Deficit
(Expressed in Canadian dollars)

		Nine-month
	Year Ended	Period Ended	Year Ended
	September 30,	September 30,	December 31,
	2008	2007	2006
	(Restated – note 22)
Revenues
Membership and travel	3,593,847	2,320,916	3,546,965
Interest	106,364	149,275	53,251
Miscellaneous	16,943	102,447	477,482
	3,717,154	2,572,638	4,077,698
Expenses
Wages (note 12)	3,060,503	3,437,026	1,081,049
General and administration	2,340,578	761,610	1,425,227
Bad debt expense (note 4(d))	394,386	–	–
Commission costs	319,488	518,363	687,784
Amortization of property and equipment	82,854	65,957	7,830
Amortization of acquired access right	3,224	2,149	–
Amortization of purchased memberships (note 18(c))	684,738	–	–
	6,885,771	4,785,105	3,201,890

Operating Income (Loss)	(3,168,617)	(2,212,467)	875,808
Other Income (Expenses)
Net gain on investment in life settlement contracts (note 5)	5,447,464	–	–
Gain on settlement of debt (note 3)	46,673
Loss on sale-lease back of vehicle	(45,040)	–	–
Foreign exchange loss	(503,784)	–	–
Write off of access rights to wholesale priced condo accommodation (note 7)	(27,052)	–	–
Write-down of Needles project (note 3(a))	(1,619,163)	–	–
Impairment of property and equipment (note 6)	(1,800,000)	–	–
	1,499,098	–	–

Income/(Loss) Before Non-controlling Interest and Income Taxes	(1,669,519)	(2,212,467)	875,808
Income Taxes Recovery (Expense) (note 13)	9,401	–	(453)

Net Income (Loss) before Non-controlling interest	(1,660,118)	(2,212,467)	875,355
Net Loss Attributable to Non-controlling interest	746,817	–	–
Net and Comprehensive Income (loss) for the Period	(913,301)	(2,212,467)	875,355
Deficit, Beginning of Period	(14,213,086)	(12,000,619)	(12,664,990)
Excess of purchase price over net asset (note 18 (b))	–	–	(210,984)
Deficit, End of Period	$(15,126,387)	$(14,213,086)	$(12,000,619)

Basic earnings (loss) per share	$(0.02)	$(0.09)	$0.17
Diluted earnings (loss) per share	$(0.02)	$(0.09)	$0.17

Weighted average number of common shares outstanding (note 12 (b))

See accompanying notes to consolidated financial statements.

FORUM NATIONAL INVESTMENTS LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

		Nine-month
	Year Ended	Period Ended	Year Ended
	September 30,	September 30,	December 31,
	2008	2007	2006
Operating Activities	(Restated – Note 22)
Net income/(loss)	$(913,301)	$(2,212,467)	$875,355
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Net gain on investment in life settlement contracts	(5,447,464)	–	–
Non-controlling interest	(746,817)	–	–
Deferred vacation membership revenue	(973,426)	(829,254)	(1,299,300)
Deferred vacation membership commission costs	150,240	416,063	687,784
Amortization of property and equipment	82,854	65,957	7,830
Amortization of intangible assets	687,962	2,149	–
Loss on sale-lease back of vehicle	45,040	–	–
Write off of intangibles	27,052	–	–
Write down on Needles project	1,619,163	–	–
Impairment of property and equipment	1,800,000	–	–
Bad debt expense	394,386	–	–
Accrued interest on loan from related party	53,820	–	–
Gain on settlement of debt	(46,673)	–	–
Revenue recognized on advances against future revenue streams	–	(17,139)	(67,680)
Stock-based compensation	–	2,944,536	–
Unrealized foreign exchange gain	503,784	(644,350)	–
(Increase) decrease in amounts, notes and other receivables	(73,096)	171,663	(144,206)
(Increase) decrease in prepaid expenses	(5,738)	12,208	11,600
Decrease in inventory - condos	–	–	3,433
(Increase) decrease in deferred costs	–	(554,543)	(517,843)
Increase (decrease) in accounts payable and accrued liabilities	398,523	(177,763)	(452,395)
Increase (decrease) in deferred revenue	2,400,019	739,386	894,216
Increase (decrease) in secured borrowing	137,321	–	–
Decrease in deferred gain	–	–	(81,022)
Cash Provided by (Used in) Operating Activities	93,649	(83,554)	(82,228)

Investing Activities
Cash on-hand upon acquisition	814,003	–	–
Short-term investment	–	–	(10,710)
Purchase of property and equipment	(5,183,301)	(1,882,212)	(2,689,738)
Purchase of Family Vacation Center	(1,849,589)	–	–
Purchase of intangible property	–	(32,425)	–
Purchase of investment in life settlement contracts	(1,788,567)	–	–
Payment of investment life settlement premiums	(1,118,127)	–	–
Organization costs	(108,580)	(149,976)	–
Cash Used in Investing Activities	(9,234,161)	(2,064,613)	(2,700,448)

Financing Activities
Net proceeds received on share issuance	30,000	9,391,996	–
Amounts due to (from) related parties	309,448	–	199,684
Loans from related parties	375,689	(42,047)	91,223
Current portion of long-term debt	16,415	178,304	49,263
Long-term debt	102,576	602,866	2,704,525
Reduction in capital stock on disposal of asset	–	–	(350,000)
Adjustment to accumulated deficit	–	–	(210,984)
Cash Provided by Financing Activities	834,128	10,131,119	2,483,711
Effect of foreign exchange on cash	(88,957)	–	–
Increase (Decrease) in Cash	(8,395,341)	7,982,952	(298,965)
Cash and Cash Equivalents, Beginning of Period	8,624,205	641,253	940,218

Cash and Cash Equivalents, End of Period	$228,864	$8,624,205	$641,253

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

The Company earns revenue from investments in life settlement contracts, the sale of travel and fitness club membership and monthly dues from the members of its travel and fitness clubs. As at September 30, 2008, the Company has accumulated deficit of $15,126,387 and working capital deficiency of $6,371,890. The Company anticipates incurring substantial expenditures to further develop its investment in the life settlement business. Also, the continued existence of the Company is dependent upon its ability to generate profit from its vacation club business lines to meet its obligations as they become due. In March 2009, the Company received payment of US$5M on its life settlement receivable. The Company intends to finance the future capital required to acquire life settlement contracts and continued operations from a combination of traditional debt, equity markets and cash flow from operations. However, there is no assurance that (a) traditional debt and equity markets may be accessible as required, or if so, on acceptable terms and, or (b) the demand for and selling prices of the Company’s products, may not be sufficient to meet cash flow expectation. The outcome of these matters cannot be predicted with certainty and therefore the Company may not be able to continue operations as planned. These amended consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

2.	Significant Accounting Policies

(a) Basis of presentation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the accounts of the Company and the following subsidiaries:

	Incorporating	Date of Acquisition
Subsidiaries	Jurisdiction	or Incorporation

inTRAVELnet.com inc.	Alberta, Canada	November 9, 1999
Intravelnet Ltd.	Ontario, Canada	July 25, 2003
ATM Travel Group Ltd. (“ATM”)	British Columbia, Canada	April 3, 2000
International Fitness Vacations (BC) Ltd. (note 19)	British Columbia, Canada	December 31, 2006
Price Shield Systems Inc. (note 18)	Washington State, USA	February 27, 2007
American Life Settlement Society LLC	State of Delaware, USA	November 15, 2007
Colorado River Resorts, LLC	California, USA	January 1, 2008

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended December 31, 2006
(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

	(a)	Basis of presentation (continued)

All significant intercompany balances and transactions have been eliminated.

As described in note 21, Canadian GAAP differs in certain material aspects from accounting principles generally accepted in the United States (“US GAAP”).

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

	(c)	Other income

Net gain on life settlement contracts

During the year ended September 30, 2008, the Company entered into the life settlement industry. The Company recorded investments in the life settlement contracts at estimated fair value on each balance sheet date. Any changes to fair value will be recognized in the statements of operations in the period in which the changes occur. Gains from matured life insurance policy investments and revaluation of life settlement investments are recorded in Other Income.

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

For assets that are under construction, the Company evaluates recoverability when circumstances indicate that the carrying value of an asset may not be recoverable. Estimates of recoverability are based on undiscounted cash flows that is expected from the use and eventual disposition of the assets or when there is no undiscounted cash flows, the fair value of the asset on the reporting date. When impairment in value is noted, the carrying value of the property and equipment is reduced by a charge to operations.

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

The Company defers and amortizes the cost of purchased intangibles, which consists of a license to purchase condo accommodation at wholesale prices. Amortization is provided on a straight-line basis over a period of ten years. Purchased vacation memberships are amortized over their expected useful life, up to 5 years.

Intangible assets acquired in a business combination are identified and recognized apart from goodwill when they arise from either contractual enterprise and sold, transferred, licensed, rented or exchanged, either individually or with a group of related assets or liabilities. Intangible assets with definite lives are amortized over their estimated useful lives. When the carrying amount of goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in the statement of operations.

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

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended December 31, 2006
(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

	(h)	Foreign currency translation (continued)

Assets and liabilities of self-sustaining operations in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at average exchange rates for the year. Unrealized gains or losses on translations of self-sustaining operations conducted in foreign currencies are shown as currency translation adjustments, a component of other comprehensive earnings.

The Company’s integrated operations, translate monetary assets and liabilities denominated in foreign currencies at exchange rates in effect at the balance sheet date and non-monetary items at historical rates. Revenues and expenses are translated at the exchange rate at the date of the transactions. Gains and losses on translation are included in the income statement.

The Company has determined that all of its subsidiaries are integrated foreign operations.

(i)	Advances against future revenue streams

The Company has entered into arrangements whereby future streams of certain financed membership cash flows are sold to a third party (“Lender”) while the Company is committed to provide the future services under these membership contracts. The Company receives cash proceeds on the sale at a discount to the future proceeds that the Lender is expected to receive from the customers. The Lender has recourse against the Company should the amounts become uncollectible, and the Company establishes a reserve for such amounts. For accounting purposes, the discounted proceeds have been recorded as a liability at the time of the transaction (note 9), which is credited to the gross value through a charge to interest expense over the term of the membership contracts. The related revenue is recorded as a reduction of the liability to reflect the membership services rendered by the Company with the resulting reduction in the Company’s potential obligation, in accordance with its revenue recognition policy (note 2(b)).

(j)	Earnings per share

Basic earnings-per-share is calculated using the weighted average number of common shares outstanding during the year and assumes conversion of all outstanding Series “B” Preference convertible shares. The Series “B” preferred convertible shares are included in the calculation of basic earnings per share because management considers these shares substantially equivalent to common stock. Management believes the Series “B” preferred shares are not “contingently issuable shares” and do not constitute a barrier to conversion. Series “B” preferred convertible shares are without par value, are convertible to one common share for each preferred share held, have no rights to dividends, voting, profit sharing, or liquidation.

Series “A” preference convertible shares are not included in the calculation of basic earnings per share. Management believes the Series “A” preferred shares are “contingently issuable shares” and considers conditions for conversion of the Series “A” preferred shares constitute a barrier to conversion as some events have not been met or occurred. Under the treasury stock method, diluted earnings-per-share is calculated based upon the weighted average number of shares issued and outstanding during the year, adjusted by the total of the additional common shares that would have been outstanding assuming exercise of all stock options and conversion of all Series “A” Preference convertible shares without par value convertible to 50% of the outstanding common shares after conversion. See note 12(b) for calculation of weighted average share outstanding for calculation of diluted earnings per share. In a loss year, the common share equivalents are not included in the calculation of diluted earnings per share as the effect would be anti dilutive.

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

Long-lived assets, including property and equipment, long lived assets under construction, and intangibles, are reviewed for impairment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized when the carrying value of a long-lived asset intended for use exceeds the sum of the undiscounted cash flows is expected from its use and eventual disposition. The impairment loss is measured as the excess of the carrying value of the asset over its fair value.

	(m)	Investment in Life Settlement Contracts

Cash flows relating to the acquisition of the Company’s investment in Life Settlement contracts and premiums are recognized as investing activities in the statement of cash flows. Proceeds from the maturity of a life settlement contract will be shown as cash-inflows from investing activities, with realized gains on maturity of life settlement policies shown as a reconciling item in the determination of net cash provided by operating activities.

	(m)	Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates include the valuation of amounts and notes receivable, impairment of long lived assets, including assets under construction and intangible assets, rates for amortization and revenue recognition, balances of accrued liabilities, income taxes provision, valuation allowance for future income tax assets, and the determination of the variables used to estimate fair value of investments in life settlement contracts and stock-based compensation. While management believes the estimates used are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

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

The adoption of this new standard had no effect in the Company’s consolidated financial statements.

	(q)	Business Segment

The Company operates in one reporting segment, the travel and vacation club. All of the Company’s operations, assets and employees are located in Canada.

The Company also invests in life settlement contracts in the United States. However, as at September 30, 2008, the life settlement business does not constitute a clearly identifiable business segment.

	(r)	Adoption of new accounting standards - Financial instruments

Financial instruments are initially recognized at fair value. The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values of financial instruments are based on independent prices quoted in active markets. In the absence of an active market, fair values are determined based on valuation models such as discounted cash flows, which require the use of assumptions concerning the amount of timing of estimated future cash flows and discount rates. Subsequent measurement depends on management’s classification of the financial assets as held-for- trading, available –for-sale, held-to-maturity or loans and receivables, and financial liabilities as held- for-trading or other liabilities. The classification of financial instruments depends on the nature of and the purpose of the financial instruments, management’s choice and in some circumstances, management’s intentions.

Held-for-trading

Financial instruments classified as held-for-trading are measured at fair value with the realized and unrealized changes in fair value recognized each reporting period through interest and financing costs, net on the consolidated statement of earnings

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended December 31, 2006
(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

	(r)	Adoption of new accounting standards – Financial instruments (continued)

Available-for-sale

Financial assets classified as available-for-sale are measured at fair value with the unrealized changes in fair value recorded each reporting period in OCI, Investments in equity instruments classified as available-for-sale do not have the quoted price in an active market are recorded at cost. Each reporting period, available-for-sale assets are written down to fair value through interest and financing costs, net on the consolidated statement of earnings to reflect impairments that are considered to be other than temporary

Held-to-maturity, loans and receivables and other liabilities

Financial instruments classified as held-to-maturity, loans and receivables and other liabilities are measured at amortized cost using the effective interest method

The following table summarizes the Company’s selected financial instrument classifications based on its intentions:

Financial instrument	Classification

Cash and cash equivalents	Held-for-trading
Funds held in trust	Held-for-trading
Short-term deposits	Held-to-maturity
Accounts and notes receivable	Loans and receivables
Life settlement contract receivable	Loans and receivables
Other receivables	Loans and receivables
Investment in life settlement contracts	Held-for-trading
Accounts payable and accrued liabilities	Other liabilities
Accounts payable - other	Other liabilities
Convertible debentures	Other liabilities
Secured borrowings	Other liabilities
Long term debt	Other liabilities
Promissory note payable	Other liabilities
Loan from related parties	Other liabilities

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended December 31, 2006
(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

	(r)	Adoption of new accounting standards - Financial instruments (continued)

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

Capital Disclosures

Section 1535 establishes standards which require companies to disclose their objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, and whether companies have complied with externally imposed capital requirements and, if not in compliance, the consequences of such non- compliance. See note 14.

	(s)	Recently released new Canadian accounting standards

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

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended December 31, 2006
(Expressed in Canadian dollars)

3.	Investment in Colorado River Resorts LLC

In January 2008, the Company acquired a 54% interest in the Colorado River Resorts, LLC, (the “LLC”) a real estate development project in Needles, California, for a price of US $1.0 million. The project was for the acquisition of the property, the preparation, design and engineering studies for the subdivision and sale of paper lots. Deterioration of the real estate market in the southern United States required the Company to revalue the investment and recognized an impairment of the investment. An original charge against income in the amount of $250,876 was made for the year ended September 30, 2008.

Per Note 22, the Company has restated the presentation of the investment in the Colorado River Resorts, LLC to consolidate the net assets and results of operations of the LLC from the date of acquisition of , which had previously been presented as an investment and was accounted at cost. At the time of the investment, the net financial position of the LLC was a deficit; net liabilities were comprised substantially of cash and a deposit on the proposed property acquisition offset by a loan payable. The initial investment in the LLC did not represent the acquisition of a business, and accordingly was not accounted for as a business combination. As the LLC was in a net deficit position, the purchase price adjustment of $206,031 representing cumulative general and administrative expenses of the LLC were written off.

Subsequent to the initial investment, the LLC entered into a sale and purchase agreement to acquire land for future development. The arm’s length acquisition was financed through cash of $2,108,032 (US$1,988,897), and a five year vendor take-back promissory note payable of $7,331,196 (US $6,916,875).

The promissory note payable was an interest only note, payable quarterly and was secured solely by a first priority charge on the property. The note interest rate was 5% annually for years 1 to 4, and 7.5% in year 5, with no prepayment penalty for early repayment. Subsequent to September 30, 2008, the Company received a ‘Notice of Default’ from the note holder, wherefore the note holder proceeded with foreclosure on the property in settlement of the note payable, which was approximately $7.3 million USD at the time of foreclosure.

The deterioration of the real estate market in the southern United States by the end of fiscal 2008 triggered an impairment analysis of the investment in the property. The asset group included the property and the related mortgage for which the property was the only source of cash flow to pay the liability. The fair value of the property, based on an independent appraisal, had deteriorated below the value of the outstanding mortgage and therefore the fair value of the asset group was determined to be zero, Accordingly, upon restatement, an additional write down of the property of $1,368,287 was recognized in 2008.

As at September 30, 2008, the LLC also owed $491,031 to a Company owned by a director of the Company in loans payable. This loan bears interest at 15% per annum, compounded 1st day of each 30 day period and was due on June 20, 2008. The loan is guaranteed by two members of the LLC personally and the LLC is negotiating with the related party to settle the loan.

During the year ended September 30, 2008, a LLC guarantor repaid $46,673 (US$45,830) of the loan and accrued interest to the related party. As such the LLC was released from its legal obligation of repaying that amount to the related party creditor or to the guarantor. Consequently, the amount was recorded as a gain on settlement of debt.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended December 31, 2006
(Expressed in Canadian dollars)

4.	Financial Instruments

The Company’s financial instruments and the types of risks to which their carrying values are exposed are as follows:

Risks
Market risks
	Credit	Liquidity	Interest rate	Currency
Measured at amortized cost:
Accounts & notes receivable	X			X
Other receivables	X			X
Life settlement receivable	X			X
Accounts payable and accrued liabilities		X		X
Note payable		X
Convertible debentures		X		X
Long term debt		X		X
Secured borrowings		X		X
Promissory note payable		X		X
Loans from related parties		X		X

Measured at fair value:
Cash and cash equivalents	X			X
Funds held in trust	X			X
Short- term deposits	X
Investment in life settlement contracts	X			X

(a)	Credit risk

Credit risk is the risk that a party to one of the Company’s financial instruments will cause a financial loss to the Company by failing to discharge an obligation. The carrying values of the Company’s financial assets, which represent the maximum exposure to credit risk, are as follows:

September
30, 2008

Cash and cash equivalents	$228,864
Funds held in trust	79,493
Short-term deposits	14,210
Accounts and notes receivable	749,612
Life settlement receivable	5,371,606
Other receivables	4,981

Total	$6,448,766

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended December 31, 2006
(Expressed in Canadian dollars)

4.	Financial Instruments (continued)

	(a)	Credit risk (continued)

Cash and cash equivalents and short term deposits: Credit risk associated with these assets is minimized substantially by ensuring that these financial assets are placed in debt instruments of the well-capitalized financial institutions. Funds held in trust are funds held by a director, held in trust to repay loans from related parties on October 1, 2008.

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

Life settlement receivable and investments in life settlements : Credit risk associated with this asset is minimized by ensuring investments are made in instruments from well-capitalized insurance institutions.

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

	Expected payments by period as at September 30, 2008
				More
	Within 1 yr	2-3 yrs	4-5 yrs	than 5 yrs	Total

Accounts payable and accrued liabilities	$897,955	–	–	–	$897,955
Accounts payable – other	1,203,277	–	–	–	1,203,277
Promissory note payable	7,602,530	–	–	–	7,602,530
Loans from related parties	1,089,032	–	–	–	1,089,032
Secured borrowings	137,321	–	–	–	137,321
Long term debt	347,341	1,042,022	1,042,022	2,070,190	4,501,575
Life settlement premiums *	192,139	429,889	555,560	6,449,892	7,627,480
Lease and contracts	107,164	96,190	11,666	–	215,020

Total	$11,576,759	$1,568,101	$1,609,248	$8,520,082	$23,274,190

* Life insurance premiums are future payments required to keep the Company’s investments in life settlement insurance contracts in good standing.

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

Market risk is the risk that fair value or future cash flows of financial instruments will fluctuate because of changes in interest rates, other market prices, and/or foreign currency exchange rates. With exception of its’ construction loan to complete overhaul of the motor vessel, the carrying amounts of the Company’s financial instruments are not subject to interest rate risk. Subsequent to year end the construction loan has been converted to a term loan having a fixed interest rate. Investments in life settlement contracts are measured at fair value on each balance sheet date. Market risks associated with the financial standing of the issuer and changes in economic conditions affecting the issuer may affect the fair value of such financial instruments.

The following table sets out a sensitivity analysis of the effect of the Company’s financial instruments that are subject to foreign currency risk by applying reasonable possible changes in foreign currency rates relative to the Company’s functional currency, the Canadian dollar

	Foreign Currency Risk (1)
		-10% (1)		+10%(1)
	Carrying	Net		Net
	amount
	September 30,	earnings	OCI (2)	earnings	OCI
	2008
Financial assets
Cash and cash equivalents	145,029	(14,503)	–	14,503	–
Funds held in trust	79,493	(7,949)	–	7,949	–
Life Settlements contract receivable	5,371,606	(537,161)	–	537,161	–
Investment in life settlement contracts	3,258,993	(325,899)	–	325,899	–
Financial liabilities
Long term debt – current	363,756	36,376	–	(36,376)	–
Promissory note payable	7,602,530	760,253	–	(760,253)	–
Long term debt – non current	4,211,715	421,172	–	(421,172)	–
Total (decrease) increase		332,289	–	(332,289)	–

(1)	Displayed is the effects on the Company’s US dollar denominated financial assets and liabilities if the value of the US $ increases or decreases by 10%

(2)	OCI – “Other comprehensive income

The Company is exposed to currency risk in relation to their US dollar financing referred to in note 11 and the Life Settlement investments (note 5) denominated in US dollars. The Company has not entered into any foreign currency contracts to mitigate this risk.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended December 31, 2006
(Expressed in Canadian dollars)

4.	Financial Instruments (continued)

	d)	Fair value

Carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, short-term investments, accounts and notes receivable, life settlements, and accounts payable and accrued liabilities approximate fair values due to their short-term maturities. The fair value of the convertible debentures is not readily determinable as comparable market rates are not available.

Other receivables were impaired by termination of the third party agreement to sell the Company’s Vacation club memberships. An amount of $394,386 from Other Receivables was charged to income during the year ended September 30, 2008 (Nine months ended September 30, 2007 – Nil, year ended December 31, 2006 – Nil).

5.	Investments in Life Settlement Contracts

The Company purchases a beneficial interest in life settlement contracts for long term investment purposes and accounts for these investments under CICA HB 3855. The Company designated the investments in life settlement contracts as held-for-trading and are recorded at fair value on each reporting date. As of September 30, 2008 the Company has the following investment in life settlement contracts:

The table below summarizes the attributes of outstanding life settlement contracts at September 30, 2008:

	Quantity	Carrying	Face
Year	of	value	value (US $)
	contracts

2008	5	$3,258,993	$25,930,000

For the fiscal period presented on the current statement of operations and deficit, year ended September 30, 2008, the nine months ended September 30, 2007 and year ended December 31, 2006, the investments experienced the following gains:

	Realized	Unrealized
Year	Gains	Gains
	(Losses)	(Losses)

2006	$-	$-
2007	$-	$-
2008	$3,736,541	$1,710,923

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended December 31, 2006
(Expressed in Canadian dollars)

5.	Investments in Life Settlements (continued)

Fair value is estimated in good-faith based on information available to the Company at each period end. The Company considered the following factors: cost at date of purchase; recent purchases and sales of similar investments, financial standing of the issuer, changes in economic conditions affecting the issuer; standard, actuarially developed mortality tables and industry life expectancy reports considering information from an independent actuary.

Assumptions : The fair value of life settlement contracts are estimated using present value calculations, with the following weighted average assumptions:

September 30,
2008

Average age of insured	79 years
Average remaining life expectancy	10 years
Expected insurance premium growth rate	5%
Average maturity value	USD $5,200,000
Mortality rates	Standard Life Expectancy
Discount rate	10%

6.	Property and Equipment

		Accumulated		Net Book
September 30, 2008	Cost	Amortization	Impairment	Value

Motor vessel	$11,746,281	$–	$1,800,000	$9,946,281
Vehicles	75,000	10,417	–	64,583
Equipment	217,311	76,955	–	140,356
Computers	7,737	5,628	–	2,109
Leasehold improvements	147,792	53,619	–	94,173
Land	9,221,693	–	1,619,163	7,602,530

	$21,415,814	$146,619	$3,419,163	$17,850,032

		Accumulated	Net Book
September 30, 2007	Cost	Amortization	Value

Motor vessel	$8,796,989	$–	$8,796,989
Equipment	211,373	35,595	175,778
Computers	7,737	4,692	3,045
Leasehold improvements	147,792	23,477	124,315

	$9,163,891	$63,764	$9,100,127

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended December 31, 2006
(Expressed in Canadian dollars)

6.	Property and Equipment (continued)

At September 30, 2008, the Company’s motor vessel is under construction and its cost is therefore not being amortized.

The Company recognized an impairment loss on the carrying value of the motor vessel that was under construction during the year, in the amount of $1,800,000. As the motor vessel has not been in use, the Company was unable to prepare a discounted cash flow analysis to determine the value in use. As an alternative the fair value of the motor vessel was determined based on the amortized replacement cost. Under the amortized replacement cost method, the replacement costs for significant components of the motor vessel were obtained, and depreciated to current market value based on a review by an independent specialist marine surveyor.

7.	Intangibles

As of September 30, 2008, the Company had finite-lived intangible assets which totaled $1,918,062, net of accumulated amortization of $684,738. At September 30, 2008, the Company had one finite-lived intangible asset which consisted of vacation club memberships acquired from Family Vacation Centers on October 18, 2007 as discussed further in Note 18 to these consolidated financial statements. These intangible assets are allocated to the Company’s Vacation Club business segment.

During the nine-month period ended September 30, 2007, the Company had acquired access rights to wholesale priced condo accommodation which, as at September 30, 2007, totaled $32,425, net of accumulated amortization of $3,224 as at September 30, 2008 (2007 - $2,149). For Canadian GAAP purposes, the license is treated as an intangible asset and amortized on a straight-line basis over ten years. For US GAAP purposes, the acquisition of the license would be expensed in the year incurred. The application of US GAAP would result in a decrease in total assets of $30,276 and an increase in deficit of $30,276 (year ended December 31, 2006 - $nil) (Note 21).

	September	September
	30, 2008	30, 2007

Purchased access rights to wholesale price condo (note 3)	$32,425	$32,425
Accumulated amortization	(5,373)	(2,149)
Impairment write-down	(27,052)	-
Vacation club memberships	1,918,062	-

	$1,918,062	$30,276

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended December 31, 2006
(Expressed in Canadian dollars)

8.	Deferred Revenue and Costs

	September	September
	30, 2008	30, 2007
Deferred membership sales	$3,492,166	$2,065,573
Less: Current portion	1,088,003	675,895
	$2,404,163	$1,389,678
Deferred costs	$1,888,695	$1,907,338
Accumulated amortization	547,661	416,063
	$1,341,034	$1,491,275

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

Deferred commission expenses are recognized and amortized as indicated in note 2(o).

During 2008, the Company entered into travel club membership agreements with a total value of $2,400,019 (2007 - $739,788; 2006 - $784,845). As described in note 2(b), the revenue from these memberships are recognized in the year of purchase evenly over the term of the membership.

9.	Advances against Future Revenue Streams

During the year ended September 30, 2008, the Company sold future streams of revenue as described in note 3(h). The activity is summarized as follows:

	September	September
	30,	30,
	2008	2007

Balance, beginning of period	$8,182	$25,321
Recognition of membership revenues during the period	(8,182)	(17,139)

Balance, end of period	$–	$8,182

10.	Debentures

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

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended December 31, 2006
(Expressed in Canadian dollars)

11.	Long-Term Debt

The Company has secured a long-term loan to complete the refit project of the vessel.

	September	September
	30, 2008	30, 2007
Construction loan in US funds to complete vessel refit project, convertible into a term loan at completion bearing interest at a 7% annual percentage rate for a 5 year term	$4,504,575	$4,215,598
Lease financing against motor vehicle	70,896	–
Less: Current portion	(363,756)	(227,567)
Long-term portion	$4,211,715	$3,988,031

The construction loan and permanent loan are secured by the motor vessel and by a personal guarantee from two of the directors of the Company. Interest on the Construction loan is capitalized in the Property and Equipment balance. Interest capitalized for year ended September 30, 2008 is $307,917 (nine month period ended September 30, 2007 – 361,376)

The Company lease financed a motor vehicle during the year September 30, 2008. The loan is in the form of a capital lease repayable in equal installments over 36 months and is secured by a guarantee over the motor vehicle acquired during the year ended September 30, 2008. The minimum lease payment for the lease is $1,838 per month, interest rate at 8.5% p.a. and the guaranteed residual value is $32,000.

The expected repayments of long term debt for the five following twelve month periods ended September 30, 2008 are as follows:

	Construction	Vehicle lease	Total
	loan
2009	$347,341	$16,415	$363,756
2010	521,011	14,482	535,493
2011	521,011	39,999	561,010
2012	521,011	-	521,011
2013	521,011	-	521,011
Thereafter	2,073,190	-	2,073,190

Total long term debt	$4,504,575	$70,896	$4,575,471

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

Unlimited - Common shares without par value

Unlimited – preferred shares without par value, of which two series have been designated:

14,000,000 Series “A” - Preferred convertible shares without par value (convertible to 50% of the number of fully diluted common shares after conversion); and
14,000,000 Series “B” - Preferred convertible shares without par value (convertible to one common share for each preferred share held).

(b)

The issued capital stock of the Company is as follows: 13,933,983 Series “A” preferred shares for no consideration 13,933,983 Series “B” preferred shares for no consideration, and common shares as follows:

	Number of
	Common
	Shares	Amount

Balance, December 31, 2006, as reported	4,644,661	$14,802,797
Common shares corrrection	(8,124)	–
Balance, December 31, 2006, as restated	4,636,537	$14,802,797
Forward share split - 3-for-1 (i)	9,273,074	–
Private placement (ii)	11,000,000	5,773,918
Private placement (iii)	3,500,000	3,650,396
Share issue costs	–	(32,318)

Balance, September 30, 2007	28,409,611	24,194,793
Stock options exercised	30,000	61,159

Balance, September 30, 2008	28,439,611	$24,255,952

(i)	On April 16, 2007, the Company's common shares were forward split on a three new for one old basis.

(ii)	On June 29, 2007, the Company completed a private placement and issued 11,000,000 common shares of the Company at US $0.50 per share for gross proceeds of $5,773,918 (US $5,500,000).

(iii)	On July 4, 2007, the Company completed a private placement and issued 3,500,000 common shares at US $1.00 per share for gross proceeds of $3,650,396 (US $3,500,000).

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended December 31, 2006
(Expressed in Canadian dollars)

12.	Capital Stock (continued)

(b)	(continued)

Weighted average outstanding common stock for the calculation of earnings (loss) per share for each of the period presented:

	Year ended	Nine months	Year ended
	September 30,	ended	December 31,
		September
	2008	30, 2007	2006

Basic	28,425,526	18,477,377	5,073,714
Options outstanding	-	-	-
Series “B” preferred shares conversion	13,933,983	4,899,862	-
Diluted common stock equivalent *	42,359,509	23,377,239	5,073,714

* For the years ended September 30 2009, the nine month period ended September 30, 2008, and the year ended December 31, 2006, outstanding stock options and preferred shares were not included in the calculation of diluted earnings (loss) per share as their effect would be anti dilutive.

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

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended December 31, 2006
(Expressed in Canadian dollars)

12.	Capital Stock (continued)

	(d)	Stock-based compensation (continued)

The table below summarizes the outstanding stock options as at September, 30 2008 and 2007:

	Number	Exercise
	of Options	Price (US $)

Balance, January 31, 2007	–	$–
Granted during the nine month period ended September 30, 2007	2,835,000	1.00

Balance, September 30, 2007	2,835,000	$1.00
Exercised during the year ended September 30, 2008	(30,000)	$1.00

Balance, September 30, 2008	2,805,000	$1.00

The table below summarizes the attributes of the outstanding stock options as at September 30, 2008:

	Options Outstanding		Options Exercisable
Exercise	Number	Remaining	Number	Exercise
Price (US $)	of Options	Contractual Life	of Options	Price (US $)

$1.00	2,805,000	3.75 years	2,805,000	$ 1.00

The fair value of stock options used to calculate stock-based compensation is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

September 30,
2007

Dividend rate	–
Expected volatility	209%
Interest rate	4.88%
Expected life	5 years

(e)	Contributed surplus

Balance, January 01, 2007	$–
Stock-based compensation	2,944,536
Balance, September 30, 2007	2,944,536
Stock option exercised	(31,159)
Balance, September 30, 2008	$2,913,377

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended December 31, 2006
(Expressed in Canadian dollars)

13.	Income Taxes

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

		Nine month
	Year ended	period ended	Year ended
	September 30,	September 30,	December 31,
	2008	2007	2006

Statutory income tax rate	31.5%	33.9%	33.8%

Statutory rate applied to income (loss) from operations before income taxes	$(525,900)	$(750,026)	$296,023
Permanent differences	(1,707,977)	1,007,468	20,058
Cost (benefit) of previously unrecognized tax pools	2,321,321	(145,279)	(315,628)
Tax effect of depreciation and amortization in excess of capital cost allowance	(96,845)	(112,163)	–

Income tax expense (recovery)	$(9,401)	$–	$453

Comprising:

Income taxes (recovery) expense – current	$(9,401)	$–	$453
Income taxes – future	$–	$–	$–

The significant components of the Company’s future income tax assets are as follows:

	September 30,	September 30,
	2008	2007

Future income tax assets:
Non-capital loss carry forwards	$1,857,000	$1,397,920
Capital loss carry forwards	154,000	378,127
Cumulative eligible capital	430,000
Excess (deficiency) of tax cost over book value of tangible and intangible assets	554,000	178,155

	2,995,000	1,954,202
Valuation allowance	(2,995,000)	(1,954,202)

Future income taxes, net	$–	$–

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

The Company has non-capital income tax loss carry forwards of approximately $7,428,000 available to reduce future years’ taxable income expiring between 2008 and 2028.

The Company has a capital loss carry-forward of approximately $614,000.

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

14	Capital Management Policy

The Company’s objective when managing capital are; to safeguard the Company’s ability to continue as a going concern in order to achieve profitable operations and to maintain optimal capital structure, while ensuring the Company strategic objectives are met; and to provide an appropriate return to shareholders relative to the risk of the Company’s underlying assets.

The Company considers the items included in shareholders’ equity as capital.

15.	Commitments

In addition to other obligations disclosed elsewhere:

(a)

The Company has commitments in respect of operating leases and a note payable with regards to the land purchase with total aggregate payments due of approximately $7,501,976 (September 30, 2007 – $190,867). Payments due in each of the next five years are as follows:

2009	$7,409,240
2010	67,718
2011	13,352
2012	6,333
2013	5,333
Total	$7,501,976

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended December 31, 2006
(Expressed in Canadian dollars)

15.	Commitments (continued)

(b)

The Company has commitments in respect of office leases with total aggregate payments due of approximately $44,240 (September 30, 2007 – $105,832). Payments due in each of the next two years are as follows:

2009	$29,120
2010	15,120

Total	$44,240

16.	Contingent liability

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

17.	Related Party Transactions

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

All of the above transactions and balances are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

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

(c)

Effective October 18, 2007, the Company completed a business combination by acquiring the assets of Family Vacation Centers, being notes receivable and vacation club memberships from Family Vacation Centers Inc (“The Vendor”), for an amount of $3,052,866. The Company did not purchase the outstanding capital stock of the Vendor and no debt or obligations of the Vendor were assumed. Consideration given was a cash payment in the amount of $1,849,589 and an amount $1,203,277 to be settled in capital stock of the Company which was accrued in accounts payable as at September 30, 2008. Given the present economic condition, the Company has ceased actively selling new travel club memberships from this location at this time. The Company continues to operate the vacation club and derive cash flow from the notes receivable.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended December 31, 2006
(Expressed in Canadian dollars)

18.	Acquisitions (continued)

The intangible assets of Family Vacation Centers at the time of acquisition were:

Purchase price	$3,052,866

Purchase price allocation
Notes receivable	$450,066
Vacation club membership	2,602,800

Total	$3,052,866

Purchased memberships are amortized over the remaining term of the membership up to a maximum of 5 years. During the year ended September 30, 2008 the Company amortized $684,738 (nine month period ended September 30, 2007 - $ nil) in statements of operations.

During the year ended September 30, 2008, the Company used its accounts and notes receivable as collateral for secured borrowing. As at year end, the Company recorded a liability of $137,321 related to this borrowing.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended December 31, 2006
(Expressed in Canadian dollars)

19.	Supplemental Cash Flow Information

Cash flow information:

		Nine month
	Year ended	period ended	Year ended
	September	September	December
	30,	30,	31,
	2008	2007	2006

Interest paid	$34,268	$9,496	$30,950

Taxes paid	$–	$6,468	$453

Excess of purchase price - gym acquisition	$–	$–	$210,984

20.	Subsequent Events

	(a)	In February 2009, the Company completed construction of its 120 foot passenger carrying yacht the MV Spirit of Two Thousand and Ten.

(b)

In February 2009, the Company converted its construction loan with Caterpillar Financial Services to a term loan facility of $5 million US dollar with a 5 year term and a fixed 7% annual percentage rate.

(c)

Subsequent to year ended September 30, 2008, the Company abandoned its ownership in the Colorado River Resorts, LLC, a real estate investment property in Needles, California (note 3(a)). The investee failed to secure the necessary financing to complete the acquisition of the real estate project, and as a result, the note holder foreclosed on the property in settlement of the outstanding debt. The investee has since ceased to operate, as it is no longer a viable/legal entity.

Subsequent to September 30, 2008, the Company received a ‘Notice of Default’ from the note holder, wherefore the note holder proceeded with foreclosure on the property in settlement of the note payable, which was approximately $7.3 million USD at the time of foreclosure.

	(d)	In March 2009, the Company received payment of its $5 Million US dollar life settlement contract receivable.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended December 31, 2006
(Expressed in Canadian dollars)

21.	United States Generally Accepted Accounting Principles Reconciliation

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

In July 2006, the FASB issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109”, which clarifies the accounting for uncertainty in income taxes recognized in accordance with FASB Statement No. 109 (“SFAS 109”), “Accounting for Income Taxes.” FIN 48 clarifies the application of SFAS 109 by defining criteria that an individual tax position must meet for any part of benefit of that position to be recognized in the financial statements. The evaluation of a tax position in accordance with this interpretation is a two-step process. In the first step, recognition, the Company determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step addresses measurement of a tax position that meets the more-likely-than-not criteria. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in a) an increase in a liability for income taxes payable or a reduction of an income tax refund receivable, b) a reduction in a deferred tax asset or an increase in a deferred tax liability or c) both a and b. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met.

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

On March 27, 2006, FASB Staff Position No. FTB 85-4-1 Accounting for Life Settlement Contracts by Third-Party Investors (FSP FTB 85-4-1) was issued, which amends FTB 85-4. The FASB Staff Position states that an investor may elect to account for its investments in life settlement contracts using either the investment method or the fair value method. The election shall be made on an instrument-by instrument basis and is irrevocable.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended December 31, 2006
(Expressed in Canadian dollars)

21.	United States Generally Accepted Accounting Principles Reconciliation (continued)

(f)	Life settlement contracts (continued)

Under the investment method, an investor shall recognize the initial investment at the purchase price plus all initial direct costs. Continuing costs (policy premiums and direct external costs, if any) to keep the policy in force shall be capitalized. Under the fair value method, an investor shall recognize the initial investment at the purchase price. In subsequent periods, the investor shall re-measure the investment at fair value in its entirety at each reporting period and shall recognize change in fair value earnings (or other performance indicators for entities that do not report earnings) in the period in which the changes occur. FSP FTB 85-4-1 is required to be applied to fiscal years beginning after June 15, 2006. The Company uses the Fair Value method to calculate its Life Settlement Portfolio.

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

The effect of the differences between Canadian GAAP and US GAAP (including practices proscribed by the SEC) on the consolidated balance sheets and statements of operations and deficit are summarized as follows:

(i) Total Assets

	September	September
	30, 2008	30, 2007
Total Assets under Canadian GAAP (restated note 22)	$31,081,181	$20,035,886
Adjustment for Deferred Organization cost (note 21(d))	(258,556)	(149,976)
Intangibles, net (note 21(e))	–	(30,276)

Total Assets under US GAAP	$30,822,625	$19,855,634

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended December 31, 2006
(Expressed in Canadian dollars)

21.	United States Generally Accepted Accounting Principles Reconciliation (continued)

(h)	Reconciliation (continued)

	(ii)	Capital stock

	September	September
	30,	30,
	2008	2007

Capital stock, under Canadian GAAP (restated note 22)	$24,255,952	$24,194,793
Contributed surplus	2,913,377	2,944,536
Adjustment for stock-based compensation for non-employees (note 21(a))	684,664	684,664
Adjustment for acquisition of Fitness Vacations (note 2(b)(i)	1,217,705	1,217,705
Adjustment for accounts payable settled by share issuances (note 21(b)(ii))	695,681	695,681

Capital stock, under US GAAP	$29,767,379	$29,737,379

(iii)	Deficit

		Nine-month
	Year ended	period ended	Year ended
	September	September	December 31,
	30,	30,
	2008	2007	2006

Deficit, under Canadian GAAP (restated note 22)	$(15,126,387)	$(14,213,086)	$(12,006,619)

Adjustment for Deferred Organization cost	(258,556)	(149,976)	–
Adjustment for Intangibles, net	–	(30,276)	–
Adjustment for stock-based compensation for non-employees for non-employees (note 21(a))	(684,664)	(684,664)	(684,664)

Adjustment for acquisition of Fitness Vacations (note 21(b)(i))	(1,217,705)	(1,217,705)	(1,217,705)

Adjustment for accounts payable settled by share issuances (notes 21(b)(ii) and (iii))	(695,681)	(695,681)	(695,681)

Deficit, under US GAAP	$(17,982,993)	$(16,991,388)	$(14,604,669)

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended December 31, 2006
(Expressed in Canadian dollars)

21.	United States Generally Accepted Accounting Principles Reconciliation (continued)

(h)	Reconciliation (continued)

(iv)	Net income (loss) and earnings (loss) per share for:

		Nine-month
	Year ended	period ended	Year ended
	September	September	December
	30,	30,	31,
	2008	2007	2006

Net income (loss) for the period, under Canadian GAAP (restated note 22)	$(913,301)	$(2,212,467)	$875,355
Adjustment for Deferred Organization cost	(108,580)	(149,976)	–
Adjustment for Intangibles, net	30,276	(30,276)	–
Net income (loss) for the period, under US GAAP	$(991,605)	$(2,392,719)	$875,355

Basic earnings (loss) per share, under US GAAP	$(0.02)	$(0.10)	$0.17
Diluted earnings per share, under US GAAP	$(0.02)	$(0.10)	$0.17

22.	Restatement

	Previously
	Reported	Adjustments	Restated

Assets
Cash (c)	$227,795	$1,069	$228,864
Funds held in trust (c)	$–	$79,493	$79,493
Amounts and notes receivable (b)	$749,612	$(404,033)	$345,579
Total Current Assets	$6,373,942	$(320,471)	$6,050,471
Amounts and notes receivable (b)	$–	$404,033	$404,033
Investments (b) and (c)	$2,670,686	$(2,670,686)	$–
Intangibles, net (b)	$–	$1,918,062	$1,918,062
Investment in life settlement contracts (f)	$3,511,639	$(252,646)	$3,258,993
Property and equipment (c) and (e)	$12,047,502	$5,802,530	$17,850,032
Total Assets	$26,203,359	$4,877,822	$31,081,181

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended December 31, 2006
(Expressed in Canadian dollars)

22.	Restatement (continued)

	Previously
	Reported	Adjustments	Restated

Liabilities
Promissory note payable (c)	$–	$7,602,530	$7,602,530
Loans from related parties (c)	$598,001	$491,031	$1,089,032
Total Current Liabilities	$4,328,800	$8,093,561	$12,422,361
Total Liabilities	$10,944,678	$8,093,561	$19,038,239

Shareholders’ Equity
Deficit	$(11,910,648)	$(3,215,739)	$(15,126,387)
Total Shareholders’ Equity	$15,258,681	$(3,215,739)	$12,042,942
Total Liabilities and Shareholders’ Equity	$26,203,359	$4,877,822	$31,081,181

Revenues
Life Settlements, Net (d)	$5,700,110	$(5,700,110)	$–
Total Revenues (d)	$9,417,264	$(5,700,110)	$3,717,154

Expenses
General and administration (c)	$2,259,454	$81,124	$2,340,578
Amortization of purchased memberships (b)	$681,350	$3,388	$684,738
Total Expenses	$6,801,259	$84,512	$6,885,771

Other Income (Expenses)
Foreign Exchange Gain (Loss) (c)	$–	$(503,784)	$(503,784)
Net Gain on investment in life settlement contracts (d and f)	$–	$5,447,464	$5,447,464
Gain on settlement of debt by guarantor (c)	$–	$46,673	$46,673
Write-down of Needles Investment (c)	$(250,876)	$(1,368,287)	$(1,619,163)
Write down of property and equipment (e)	$–	$(1,800,000)	$(1,800,000)
Total Other Income (Expenses)	$(322,968)	$1,822,066	$1,499,098

Net Income before non-controlling interest and income taxes	$2,293,037	$(3,962,556)	$(1,669,519)
Net loss attributable to Non- controlling interest (c)	$–	$746,817	$746,817
Net Income (Loss)	$2,302,438	$(3,215,739)	$(913,301)

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended December 31, 2006
(Expressed in Canadian dollars)

22.	Restatement (continued)

Weighted average number of common shares outstanding
Basic (a)	28,425,526	13,933,983	42,359,509

Basic earnings per share (a)	$0.08	$(0.10)	$(0.02)
Diluted earnings per share	$0.03	$(0.05)	$(0.02)

Statement of Cash Flows
Cash used in Operating Activities	$(760,899)	$854,548	$93,649
Cash used in Investing Activities	$(8,334,832)	$(899,329)	$(9,234,161)
Cash Provided by Financing Activities	$699,321	$134,807	$834,128

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended December 31, 2006
(Expressed in Canadian dollars)

22.	Restatement (continued)

(a)

Upon review of the Company’s consolidated financial statements, Management noted that the weighted average number of common shares outstanding as originally stated did not include the Series B preferred shares. Management has concluded that the Series “B” preferred convertible shares are substantially equivalent to common stock, because these shares can be exchanged for common shares with no additional cash consideration at any time by the holder, have no par value, and have no rights as to dividends, voting profit sharing or liquidation. Management concluded therefore that the conversion of the shares at the option of the Series “B” holder did not constitute a barrier to conversion and that the shares should be included in the calculation of basic earnings per share.

Basic earnings per share has been restated to include the common shares that would be issued on the conversion of the Series B preferred shares

(b)

Management reviewed the presentation of the acquisition of the assets of Family Vacation Centers as disclosed in note 18 to the consolidated financial statements, and identified that it had not properly presented this acquisition as a business combination. Additional disclosure has been included in note 18 to reflect the transaction as a business combination. The consolidated financial statements have also been restated to reflect the vacation club memberships acquired as an intangible asset. This asset of $1,918,062 has been reclassified from “Investment” to “Intangibles, net” and presented as such on the consolidated balance sheet as at September 30, 2008. In addition $3,388 amortization has been reclassified from foreign exchange gain and loss and $404,033 was reclassified from current amounts receivable to amounts and notes receivable in long term assets.

(c)

Upon further inquiry of the Company’s investment in the Colorado River Resorts LLC (note 3), the Company discovered that the investee had failed to raise the additional capital as planned. As a result, the percentage ownership interest actually acquired by the Company was greater than the 25% as originally reported. The investment was originally accounted for at cost. As a result of the new information, the Company has reversed the original balance of the investment of $752,624 and has consolidated the net assets of the investee and the results of its operations in the consolidated financial statements of the Company, as at and for the year ended September 30, 2008 from the date of the acquisition. The net assets consisted primarily of land and a corresponding mortgage and a loan payable. As the mortgage was secured solely by the land and was the only source of cash flow to pay the mortgage, loan payable and related interest, the land and mortgage were determined to be an asset group. As part of the process of consolidating the investment, management reconsidered the impairment analysis that had been undertaken at the time of preparation of the financial statements. Based on comparable sales information obtained subsequent to the issue of the financial statements, Management concluded that the fair value of the property had deteriorated below its recognized carrying amount. Accordingly an additional write down of the property of $1,368,287 was recognized.

(d)

Management determined that net gains from the Company’s investment in life settlement contracts of $5,447,464 was more appropriately included in Other Income (Expenses) rather than Revenue in the consolidated statement of operations.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2008, nine-month period ended September 30, 2007 and the year ended December 31, 2006
(Expressed in Canadian dollars)

22.	Restatement (continued)

(e)

Management determined that indicators of impairment existed in relation to the motor vessel and performed an impairment analysis of this asset. That impairment test concluded that the motor vessel had an estimated fair value of $9,946,281 as at September 30, 2008, requiring an impairment write down of $1,800,000.

Management determined that indicators of impairment existed in relation to the motor vessel and performed an impairment analysis of this asset. That impairment test concluded that the motor vessel had an estimated fair value of $9,946,281 as at September 30, 2008, requiring an impairment write down of $1,800,000. As the motor vessel was still under construction, the Company was unable to prepare a discounted cash flow analysis to determine the value in use. Additionally, as at September 30, 2008, management had not determined that any indicators of impairment were present, and as a result, had not performed an impairment analysis of the motor vessel under construction. Subsequent to the year end, upon further review, management concluded there were sufficient indicators which required an impairment analysis, as at September 30, 2008. The fair value of the motor vessel was determined based on the amortized replacement cost. Under the amortized replacement cost method, the replacement costs for significant components of the motor vessel were obtained, and depreciated to current market value based on a review by an independent specialist marine surveyor.

(f)

Management determined that there was an error in the application of its fair value model for its investment in life settlement contracts. The error related to an understatement of the life expectancy assumption incorporated in the fair value model. As a result, an adjustment of $252,646 was made to decrease the carrying amount of the related asset with a corresponding decrease in the net gain on life settlements.

Note disclosures related to the aforementioned restatements have been changed accordingly to reflect these adjustments.