Form 20-F
period 2009-09-30
FORUM NATIONAL INVESTMENTS LTD
filed 2010-05-18
CIK 1065579

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

____ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

  X   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

September 30, 2009

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

Martin Tutschek
Tel: 778-588-7780 Fax 604-684-6139 Info@foruminvestments.com
Suite 200, 550 Denman Street, Vancouver, B.C. Canada V6G 3H1
(Name, Telephone, E-mail and or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title of each Class	Name of each exchange on which
registered

None	Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares Without Par Value
(Title of Class)

Securities registered or to be registered pursuant to Section 15(D) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 28,808,240

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
Yes X No ___

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation s-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
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
Yes ___ No X

FORUM NATIONAL INVESTMENTS LTD.

GENERAL

In this Annual Report on Form 20-F, all references to “Forum”, or the “Company” refer to Forum National Investments, Ltd. and its subsidiaries and affiliated companies. References to this “Form 20-F” and this “Annual Report” mean references to this Annual Report on Form 20-F for the period ended September 30, 2009.

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

ITEM III. KEY INFORMATION

A) SELECTED FINANCIAL DATA

Set forth below is certain selected financial data for the Company for the year-end fiscal periods 2005 to 2009. The following information must be read in conjunction with the more detailed financial information contained in the accompanying audited financial statement. Unless otherwise stated, all references to dollars herein are to Canadian dollars. As at September 30, 2009, one United States Dollar was equal to 1.0599 Canadian dollars and that value is used in the calculations herein, unless otherwise indicated.

TABLE OF SELECTED CONSOLIDATED FINANCIAL DATA

(Stated in Canadian Dollars)

	Sep 30, 2009	Sep 30, 2008	Sep 30, 2007*	Dec 31, 2006	Dec 31, 2005
Current Assets	$4,378,578	$6,050,471	$9,264,232	$1,465,160	$1,707,562
Capital Assets	9,562,321	17,850,031	9,100,127	7,276,372	4,591,964
Total Assets	18,475,423	29,481,590	20,035,886	10,101,818	7,948,618
Current Liabilities, (1)	3,560,867	12,422,360	1,015,552	1,114,683	1,331,598
Deferred Revenue (1)	1,482,092	2,404,163	1,389,678	1,389,587	2,560,525
Convertible Debentures	40,486	40,486	40,486	40,486	40,486
Long Term Debt	5,222,774	4,211,715	3,988,031	4,029,516	1,324,991
Share Capital	25,810,369	24,255,952	24,194,793	14,802,797	15,152,797
Contributed surplus	2,757,581	2,913,377	2,944,536	-	-
Deficit	(22,070,260)	(16,725,977)	(15,854,337)	(12,000,619)	(12,664,990)
Net Revenue from Operations	$3,740,558	$3,717,154	$2,572,638)	$3,984551	$5,838,941
Net Income (Loss) from Operations	(5,344,283)	(871,640)	(2,500,922)	875,355	1,651,804

		Sep 30, 2009	Sep 30, 2008	Sep 30, 2007*	Dec 31, 2006	Dec 31, 2005
Earnings (Loss) per	(2)	(0.13)	(0.02)	(0.11)	0.17	0.30
Share from Operations
Fully Diluted Earnings	(2)	(0.13)	(0.02)	(0.11)	0.17	0.30
per Share
Weighted Average	(2)	42,487,304	42,359,509	23,377,239	5,098,086	5,444,661
number of shares for
calculating basic and
diluted Earnings (Loss)		42,487,304	42,369,509	23,377,239	5,098,086	5,444,661
per share

Notes:

(*) The Company has changed its year end to September 30th effective for the nine months ended September 30, 2007. Fiscal period for September 30, 2007 includes nine months for comparison and does not include the October 18, 2007, purchase of Family Vacation Centers and associated increase in revenues.

(1) Deferred Revenue – Current portion included in Current Liabilities

(2) Effective April 16, 2007, the Company's common shares were forward split on a three new for one old basis.

On February 1, 2010, the exchange rate for Canadian dollars was $1.00 (US) for $1.0653 (CAD), as posted by the Bank of Canada.

The high and low buying rate figures are selected from monthly figures for each month of the previous six-month period ending December 31, 2010. Daily average figures are not available from any major Canadian chartered bank.

	January	December	November	October	September	August
High	1.0657	1.0713	1.0774	1.0845	1.1065	1.1079
Low	1.0251	1.0405	1.0460	1.0292	1.0613	1.0686

Historical exchange rates for $1.00 (US) expressed in Canadian dollars over the past five years are as follows:

	2009	2008	2007	2006	2005
Period End	1.0722	1.0599	1.0905	1.1653	1.1659
Average	1.1453	1.0660	1.0747	1.1340	1.2116
High	1.3066	1.2969	1.0905	1.0990	1.1507
Low	1.0251	0.9719	0.9215	1.1726	1.2704

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

On September 30, 2008 the Canadian governments “no call registry” went into effect. The new law allows consumers who do not wish to be “solicited” and receive telemarketing calls to register on the federal government’s nationwide list. The “no call list” is receiving millions of registrants. A similar law was enacted in the United States on October 1, 2003. These regulation effect the Companies historical method of direct marketing to consumers of its travel products.

In the 1990’s with the growth of the Life Settlement industry various states introduced legislation. The state legislative actions were designed to introduce consumer protection type regulations for policy holders and purchasers while the federal government with the Securities and Exchange Commission seeks to regulate the market for the protection of a purchaser. Many states require the licensing of life settlement brokers and providers, mandate disclosures to sellers or purchasers or both, require periodic reporting requirements, and set forth prohibited business practices. It is anticipated within the next 5 years that all states will have some form of regulation governing commerce in the Life Settlement industry.

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

As of September 30, 2009 the Company had a working capital surplus of $817,711. The Company continues to successfully operate within the continually evolving and volatile travel industry. The Company generates operating cash flow through its travel and charter operations. There can be no assurances the Company will be able to generate sufficient investment from borrowing, the sale of equity, or a combination thereof to rapidly grow its life Settlement division and other business developments. If additional financing is required, there is no certainty it will be available when and to the extent required or that if available, it will be on acceptable terms. If adequate funds are not available on acceptable terms, the Company may not be able to maintain and rapidly grow its business expansion. This could have a material adverse effect on the Company's planned growth.

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

There can be no assurance that the continual fluctuations in price will not occur. In particular, subsequent to the financial period ended September 30, 2009, the price per share of the Company’s common shares fluctuated (US dollar figures) from a low of $0.75 to a high of $1.79 and a current level of $1.01.

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

The Company's historical core growth depends, in significant part, upon the continuing sales and marketing of its Travel Club products. If the Company is unable to secure an Operator, is unable to contract a Licensee, or implement other non-traditional marketing efforts, its ability to effectively grow and expand its business could be impaired.

We continue to develop our network of Life Settlement provider companies and other industry affiliates. Our ability to initiate, build and grow these relationships is dependent on many factors including the purchase volume and amount of commissions received from transactions with the Company. The relationship with these individuals is fundamental to operating in this market. We have no contractual arrangements with financial planners, insurance brokers or Life Settlement providers. The Company believes that its future success will depend in large part upon its ability to attract and retain qualified personnel, Licensees or operators, and brokers or Life Settlement providers for its operations. The failure to continue to attract or retain such persons or entities could materially adversely affect the Company's business, financial condition and results of operations.

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

It is impossible to predict with accuracy an insured’s exact life expectancy. In September of 2008 one of the largest providers of life expectancy reports announced its lengthening of life expectancy tables by nearly 25% with others underwriters following suite with 10% increases. An underestimation will result in lower returns than projected. An underestimation also increases the amount of capital necessary to be reserved for premium payments. Similarly an overestimation will result in higher returns and lower premium reserves.

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

The Company’s principal office is Suite 200, 550 Denman Street, Vancouver, B.C. Canada V6G 3H1, the telephone number is (604) 778-588-7784 and fax number is (604) 684-6139. The Company’s agent in Canada is KMS Corporate Services Inc, 1100 One Bentall Center, 505 Burrard Street, Box 11, Vancouver, B.C., V7X 1M5. The Company has the following web addresses: www.foruminvestments.com, www.snowbirdvacations.com, www.SpiritOfTwoThousandTen.com, www.spirityachtcharters.com, www.fitnessvacation.ca www.americanlifesettlementsociety.com, www.thealss.com, www.condobargainclub.com; www.familyvacationcenters.net and www.snowbirdvacationcenter.com

Forum National Investments Ltd. maintains a fiscal year ending September 30. The Company's financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for periods presented with U.S. GAAP except as noted in the notes to the Company's financial statements. See "Item XVII Financial Statements".

In January of 2007, the Company acquired all the outstanding shares of Price Shield Systems Inc., a Washington State Corporation. Price Shields Systems Inc., sole business is a contract which facilitates the ongoing supply of resort and Condominium inventory which is marketed to the travel club membership. The Company has subsequently secured the condominium relationships directly and no longer requires or uses Price Shield Systems Inc., in any capacity. Price Shield Systems Inc incorporation has not been maintained and is defunct.

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

With the affiliation and contracting out of our travel services, it is unknown at this time as to the future status of the company’s subsidiary’s Intravelnet Inc., Intravelnet LTD., and Snowbird travel Partners Inc. It is highly unlikely that the Company as the parent company will recoup inter-company loans and advances made to Intravelnet Inc and or other subsidiaries over the last several years totaling approximating $4.4 million. It is the opinion of management that the that any tax loss still remaining as a result of the above mentioned losses will ultimately be carried forward and applied to offset future year’s tax obligations.

On October 18, 2007, the Company purchased the notes receivable and vacation club memberships of Family Vacation Centers from an Ontario based Company for consideration of $3,052,866 in cash and stock. The Company marketed the Family Vacation Centers membership from its Burlington Ontario location until July 4, 2008 at which time a decision was made to cease marketing and sales operations from its Burlington Ontario office citing the downturn in the economic climate.

The Company's historical core growth depends, in significant part, upon the continuing sales and marketing of its Travel Club products. If the Company is unable to secure an Operator, is unable to contract a Licensee, or implement other non-traditional marketing efforts, its ability to effectively grow and expand its business could be impaired. In addition to securing an Operator or contracting a Licensee, the Company’s traditional growth has been dependent upon the success of these entities operations. (See Item 3 Risk factors, Ability to Attract and retain Successful Licensees or Operators).

The Company has completed the rebuild on its 120 feet motor vessel MV Spirit of Two Thousand and Ten in 2009. The Company had established an initial construction credit facility with Caterpillar Financial Services for up to $3 million USD which had provided funding for the project. The Company subsequently had the credit facility increased to $4.3 million USD in spring of 2007. The construction loan has been converted to a 5 year term loan facility of $5 million USD with an interest rate of 7%. The Company spent $2,949,292 in fiscal year ending September 30, 2008, $1,959,585 in fiscal year ending September 30, 2009 and another $288,746 ,to December 31, 2009.

The Company formed a wholly owned subsidiary in August 2008 called Spirit Yacht Charters Ltd. Limited chartering operations began in summer of 2009 facilitated through the Spirit Yacht Charters subsidiary. Mechanical engine failure in the month of July limited the potential revenue for the charter operations its inaugural season.

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

Since the Company began to research the Life Settlement industry it has completed a substantial amount of due-diligence and invested capital to create large channels of Life Settlement “policy flow”. The Company is currently sourcing Life Settlement policies through “Business to Business” (B2B) Channels and anticipates launching a “Business to Consumer” (B2C) model upon securing sufficient capital commitments.

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

To expand beyond is present financial capabilities in the Life Settlement market and other business ventures, additional financing will be sought. There can be no assurances the Company will be able to generate sufficient investment from borrowing, the sale of equity, or a combination thereof to rapidly grow its life Settlement division and other business expansion. If additional financing is required, there is no certainty it will be available when and to the extent required or that if available, it will be on acceptable terms. If adequate funds are not available on acceptable terms, the Company may not be able to grow and expand its business at an accelerated rate. This could have a material adverse effect on the Company's planned growth. This and other risks related to operating in the Life Settlement industry could have a material adverse effect on the Company's operations and planned growth. (See Item 3 Risk factors, The Company May Require Additional Capital).

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
  The Company owns a passenger carrying yacht the 120’ MV Spirit of 2010, a 43 foot sunbridge cruiser a 18 foot tender and two jet skis. The equipment is for charter cruises to the Pacific Northwest, Alaska and Baja Mexico. I n addition to day cruises from its home port in Vancouver, B.C. Charters will be available to the general public in addition to the existing travel club membership.
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

Travel Club

The Company’s historical business is providing travel services for the members of its travel clubs. A travel club membership entitles the member to access discount travel at rates marginally above the cost to the travel agency as well as vacation condominium rentals at discount rates through the Company’s wholesale network affiliation with the Cooperative Association of Resort Exchangers (C.A.R.E.) and other strategic relationships in the travel industry. The Company continues to develop products and services for its members, and seeks to expand its membership by securing and contracting licensed marketing agents, acquisitions and Internet marketing.

Information regarding vacation membership:

		2009	2008	2007*
Membership Sales	$	----	973,426	829,254
Membership Dues		$2,192,932	2,443,758	1,050,116
Total		$2,192,932	3,417,184	1,879,370

* Fiscal period for September 30, 2007 includes 9 months for comparison and does not include the October 18, 2007, purchase of Family Vacation Centers.

For the fiscal period 2009, a total for both travel clubs (Snowbird Vacations (Snowbirds) and Family Vacations Centers (FVC)) of Nil (2008 – 1,030, 2007 - 275) travel club memberships were sold for a mean average non-refundable purchase price of $Nil (2008 - $3,196, 2007 - $2,996).

Both Snowbird and FVC Travel club memberships are due in full at the time of sale, and may either be paid in cash or financed by the Company (see Travel Club - this section). Traditional Travel club membership costs to the member range from $995 for a trial membership to $7,995 for a lifetime membership marketed through a bricks and mortar environment. The Company is seeking to foray into the Internet marketing of the travel club program with an initial membership fee far less than previously required.

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

The Snowbird and FVC membership entitles the members to vacation condominium rentals at discount rates through the Company’s wholesale network affiliation with the Cooperative Association of Resort Exchangers (“C.A.R.E.”), and discount travel at rates marginally above the cost to the travel agency. The Company has sold the following travel club memberships:

	2009	2008	2007*

Travel Club Memberships entered into for the period	$–	$2,400,019	$739,788

Amount recognized as revenue during the year	–	(297,532)	(63,401)

Future years revenue to be earned from current year	–
Membership agreements		2,102,487	676,387
Cash collected during the year related to future years	(517,769)	(1,687,304)
revenue			(503,947)
Amounts due to be received in subsequent years	$–	$415,183	$172,440
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

Additionally the Company originally intended to acquire a 25% interest in a mixed use development property in Needles California for US$1,000,000. The 22 acre property with 850 feet of waterfront on the Colorado River has a marina with a 20,000 square foot storage facility for marine based activity. As the property is developed to various stages differing options to include condo / townhomes for either full ownership, fractional ownership of timeshare intervals will be explored. The Canadian travel club membership would be offered a product in a southern United States location that has an extended season of favorable weather conditions. Subsequent to fiscal year end 2008, the Company discovered that the investee had failed to raise the additional capital as planned. As a result, the ownership interest actually acquired by the Company was 54% instead of 25% as originally intended. Accordingly, the Company has restated the presentation of its investment to consolidate the net assets of Colorado River Resorts LLC (the “LLC”) as of September 30, 2008. .  Subsequent to the initial investment, the LLC entered into a sale and purchase agreement to acquire the development property. The deterioration of the real estate market in the southern United States by the end of fiscal 2008 triggered an impairment analysis of the investment in the property.  The fair value of the property, based on an independent appraisal, had deteriorated below the value of the outstanding mortgage and therefore the fair value of the asset group was determined to be zero. Accordingly, a write down of the property of $1,619,163 was recognized in 2008. An impairment charge for the remaining balance of $7,602,529 was recognized in the year ending September 30, 2009. The impairment was offset by the derecognition of the promissory note to the same value upon the foreclosure of the property.

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

The travel industry has been challenged by a variety of negative drivers in the new millennium, including slowed economic growth, advances in technology and dramatically heightened concerns about security, war, terrorism, and disease. Between 2000 and 2003, domestic business travel fell by 15%, airline travel by 14%, and international travel to the U.S. was down by 21%. Since 2003, however, virtually all sectors of the travel industry have experienced growth. In late 2008 and in 2009, the economic meltdown along with restricted travel over swine flu fears and stiffer border policies between Canada and the U.S. caused tourism spending to drop dramatically.

Tourism spending in Canada fell 0.8 percent in the second quarter of 2009 bringing the total decline to 2.9 per cent over the last 4 quarters according to Statistics Canada. The four-quarter decline marks the longest Canadian downturn in tourism numbers since the early 1990’s.

For its existing travel operations, the Company plans to achieve continued growth of its travel club memberships through four key areas:

1) Licensing Snowbird vacation travel club sales and marketing operations, acquisition of existing travel clubs, entering the Internet marketing marketplace to promote memberships.

2) Diversification of its travel services to include varying types of travel products including marine products.

3) Affiliating with existing affinity groups to provide travel service to their memberships.

4) Increasing membership based operations in the active lifestyles market of health clubs or other “resort Lifestyle” offerings.

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

Charter Cruises

The Company owns and has recently completed the rebuild on its, 120 foot passenger carrying motor vessel MV Spirit of Two-Thousand-and-Ten. The vessel is for charter cruises to the Pacific Northwest, Alaska and Baja Mexico in addition to day and evening dinner cruises from its home port in Vancouver, B.C. Approximately 40% of the custom yacht cruise market are full yacht charters by a single entity for a corporate retreat, corporate awards program and family retreats etc. Charters will be available to the general public in addition to the existing travel club membership. The Company is beginning the marketing and promotion too many tourism based organizations and has a web site www.spirityachtcharters.com to present the vessel and provide an overview of the yacht offering.

The Company had established an initial construction credit facility with Caterpillar Financial Services for up to $3 million USD which had provided funding for the project. The Company subsequently had the credit facility increased to $4.3 million USD in spring of 2007. The construction loan has been converted to a 5 year term loan facility of $5 million USD with an interest rate of 7%. The Company spent $2,949,292 in fiscal year ending September 30, 2008, $1,959,858 in fiscal year ending September 30, 2009 and another $288,746 to December 31, 2009.

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

Life Settlement Industry Overview

Following the theme of older adults and the growth of the group as a percentage of the population, the Company is entering the Life Settlement market. The exact size of the market is difficult to accurately quantify. In 2005, Sanford C. Bernstein & Co., LLC, a research unit of Alliance Bernstein L.P. estimated the market to be approximately $13 billion in face value of policies purchased from 1998 through 2005. Data from the American Council of Life Insurers shows that the voluntary termination rates for individual policies has dropped steadily from 6.6% in 2002 to 5.1% in 2007.  Because the decline in the lapse rate coincides with the increasing number of reported life settlement transactions, we believe this indicates that more policyholders are choosing to sell their policies in life settlement transactions rather than voluntarily terminating these policies.  We also believe this corroborates predictions that the life settlement market will continue to grow in size as these transactions become more familiar to policyholders.

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

Government Regulations

On September 30, 2008 the Canadian governments “no call registry” went into effect. The new law allows consumers who do not wish to be “solicited” and receive telemarketing calls to register on the federal government’s nationwide list. The “no call list” is receiving millions of registrants. A similar law was enacted in the United States on October 1, 2003. These regulation effect the Companies historical method of direct marketing to consumers of its travel products.

In the 1990’s with the growth of the Life Settlement industry various states introduced legislation. The state legislative actions were designed to introduce consumer protection type regulations for policy holders and purchasers while the federal government with the Securities and Exchange Commission seeks to regulate the market for the protection of a purchaser. Many states require the licensing of life settlement brokers and providers, mandate disclosures to sellers or purchasers or both, require periodic reporting requirements, and set forth prohibited business practices. It is anticipated within the next 5 years that all states will have some form of regulation governing commerce in the Life Settlement industry.

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

C) ORGANIZATIONAL STRUCTURE

As of December 31, 2009, the following is a list of all the Company’s subsidiaries.

Subsidiary	Incorporating Jurisdiction	Ownership

Intravelnet Limited.	Ontario, Canada	100%
InTRAVELnet Inc.	Alberta, Canada	100%
Snowbird Travel Partners Inc.	British Columbia, Canada	100%
International Fitness Vacations (BC) Ltd.	British Columbia, Canada	100%
Spirit Yacht Charters Ltd.	British Columbia, Canada	100%
American Life Settlement Society LLC	Delaware, USA	100%
Colorado River Resorts LLC	Nevada, USA	100%

Properties

Office Leases

The Company is headquartered at Suite 200, 550 Denman Street, Vancouver, B.C. Canada V6G where it rents 1500 sq. ft. office space housing its principal corporate, accounting, and yacht charter operations, space expires on August 1, 2012.

Administrative, customer services, IT department and Health club operations are operated from 180A – 13040, #2 Road, Richmond, B.C. V7E 2G1, where the Company rents 11,881 square feet.

The Company operates its customer and travel services operations from an office it leases in Burlington Ontario, situated at Unit 1, 499 Brandt Street, Burlington, Ontario L7R 2G5. The Company's lease for this 660 sq. ft. space expires on September 30, 2010.

The Company believes that its current facilities are adequate for its current administrative and health club operations but may need expansion to accommodate the Spirit Yacht Charters and Life Settlement operations.

Motor Vessels

The Company owns a 120-foot Tri Level motor vessel called the MV Spirit of Two Thousand and Ten.

Item	Qty	Description
Spirit of Two Thousand and Ten	1	Type: 120 ft. motor vessel Overnight Accommodation: 12 passengers Dinner cruise - 100 passengers
Post Meeting	1	Type: 43 ft. motor vessel sunbridge cruiser of fiberglass construction

The Spirit of Two thousand and Ten is for charter cruises to the Pacific Northwest, Alaska and Baja Mexico in addition to day cruises from its home port in Vancouver, B.C. Approximately 40% of the custom yacht cruise market are full yacht charters by a single entity for a corporate retreat, corporate awards program and family retreats etc. Charters will be available to the general public in addition to the existing travel club membership. The Company is beginning the marketing and promotion to many tourism based organizations and has a web site www.spirityachtcharters.com to present the vessel and provide an overview of the yacht offering.

The Company has completed the rebuild on its 120 feet motor vessel MV Spirit of Two Thousand and Ten. The Company had established an initial construction credit facility with Caterpillar Financial Services for up to $3 million USD which had provided funding for the project. The Company subsequently had the credit facility increased to $4.3 million USD in spring of 2007. The construction loan has been converted to a 5 year term loan facility of $5 million USD with an interest rate of 7%. The Company spent $2,949,292 in fiscal year ending September 30, 2008, $2,107,677 in fiscal year ending September 30, 2009 and another $288,746 to December 31, 2009.

ITEM V. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial condition and results of operations of the Company for the years ended September 30, 2009 and September 30, 2008 and period ended September 30, 2007 and should be read in conjunction with the Consolidated Financial Statements of the Company for the years ended September 30, 2009 and September 30, 2008 and the period ended September 30, 2007. Except as otherwise indicated, all dollar amounts contained in this discussion and analysis and the Consolidated Financial Statements are in Canadian dollars. The financial information presented in the Consolidated Financial Statements was prepared in accordance with generally accepted accounting principles (GAAP) in Canada. Note 22 of these Consolidated Financial Statements of the Company set forth the material differences between Canadian and U.S. GAAP.

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

The detailed accounting policies are listed in Note 2 to the Financial Statements for the year ended September 30, 2009. Included below is a discussion of the accounting policies that are affected by the most significant judgments and estimates used in the preparation of the financial statements, how such policies are applied and how results differing from the estimates and assumptions would affect the amounts presented in the financial statements. Other accounting policies also have a significant effect on our financial statements, and some of these policies also require the use of estimates and assumptions.

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

Available-for-sale

Financial assets classified as available-for-sale are measured at fair value with the unrealized changes in fair value recorded each reporting period in OCI. Investments in equity instruments classified as available-for-sale do not have the quoted price in an active market are recorded at cost. Each reporting period, available-for-sale assets are written down to fair value through interest and financing costs, net on the consolidated statement of earnings to reflect impairments that are considered to be other than temporary.

Held-to-maturity, loans and receivables and other liabilities

Financial instruments classified as held-to-maturity, loans and receivables and other liabilities are measured at amortized cost using the effective interest method

The following table summarizes the Company’s selected financial instrument classifications based on its intentions:

Financial instrument	Classification

Cash and cash equivalents	Held-for-trading
Funds held in trust	Held-for-trading
Short-term deposits	Held-to-maturity
Marketable securities	Held-for-trading
Amounts and notes receivable	Loans and receivables
Life settlement contract receivable	Loans and receivables
Other receivables and related party advance	Loans and receivables
Investment in life settlement contracts	Held for trading
Accounts payable and accrued liabilities	Other liabilities
Accounts payable - other	Other liabilities
Convertible debentures	Other liabilities
Secured borrowings and due to broker	Other liabilities
Promissory note payable	Other liabilities
Long term debt	Other liabilities
Loan from related parties	Other liabilities

Selected Annual Information

The following depicts some of the Company’s significant operating results:

		Year End
	2009	2008	2007*
Travel Club Memberships Sold	$–	$2,400,019	$739,788

Amount Recognized as	–	297,532	63,401
Revenue during the year
Membership Dues	$2,358,067	$2,443,758	$1,050,116
# Travel Club Memberships	–	1,030	275
Sold
Mean Average Membership	$–	$3,196	$2,996
Price
Net Income (Loss) for the period	$(5,344,283)	$(871,640)	$(2,500,922)
Basic Income (Loss) per Share	$(0.13)	$(0.02)	$(0.11)
Diluted Income (Loss) per Share	$(0.13)	$(0.02)	$(0.11)

* Fiscal year for September 30, 2007 includes 9 months for comparison and does not include the October 18, 2007, purchase of Family Vacation Centers.

For the year ended September 30, 2009 Travel Club Memberships sales decreased by 100% to $Nil compared to ($2,400,019 – September 30, 2008, $739,788 – nine month period ended September 30, 2007), with amount recognized as revenue during the year ended September 30, 2009 decreasing by 100% to $Nil_($297,532 September 30, 2008, $63,401 – nine month period ended September 30, 2007), as a direct result of ceasing the marketing operations of the travel clubs in 2008. Total revenue increased during the year ended September 30, 2009 by 0.63 % to $3,740,558 ($3,717,154 – year ended September 30, 2008, $2,572,638 – nine month period ended September 30, 2007) as a result of taking into income deferred revenue built up in prior periods.

For the year ended September 30, 2009, cash flow used in operations increased $19,629 or 3% to $672,440 due mainly to accrual for revenue from a matured life settlement contracts not yet received and increase in revenue and expenses due to acquisition of Family Vacation Centers, compared to cash flows used in operating activities of $652,811 for the year ended September 30, 2008 and cash flows used in operating activities of $233,529 for the nine month period ended December 31, 2007.

The Company recorded revenues from membership dues and travel club membership sold of $3,514,525 for the year ended September 30, 2009 and $3,593,847 for the year ended September 30, 2008 and $2,320,916 for the nine month period ended September 30, 2007. The Company anticipates dues to decrease slightly from the level obtained in 2008 for the year ended September 30, 2009 based on limited membership marketing levels achieved in 2009 and natural attrition.

For the year ended September 30, 2009 a total of 123 travel club memberships were sold or acquired, a decrease of 55.27% (275 for year ended September 30, 2008, 202 for nine month period ended September 30, 2007). For the year ended September 30, 2009 the mean average non-refundable travel club membership purchase price decreased to $Nil ($3,196 for year ended September 30, 2008, and $2,996 for the nine month period ended September 30, 2007).

A net loss of $5,344,283 was recorded for the year ended September 30, 2009, as compared to $871,640 for year ended September 30, 2008 which included net Life Settlement income of $5,447,464. In 2007 a net loss of $2,500,922 occurred for the nine month period ended September 30, 2007 due largely as result of the stock-based compensation charges $2,944,536 included in wage expenses, from issuance of stock options during the fiscal period. Basic loss-per-share were $0.13 for the year ended September 30, 2009 compared to loss per share of $0.02 for the year ended September 30, 2008; $0.11 – for the nine months ended September 30, 2007.

There were 28,856,984 shares issued as of September 30, 2009 and 28,439,611 issued as of September 30, 2008 and 28,409,611 at September 30, 2007. In April 2007 the company completed a 3-for-1 forward split increasing the outstanding shares by 9,240,578 to 13,860,867. On June 29, 2007, the Company completed a private placement and issued 11,000,000 common shares of the Company at US $0.50 per share for gross proceeds of $5,773,918 (US $5,500,000). On July 4, 2007, the Company completed a private placement and issued 3,500,000 common shares at US $1.00 per share for gross proceeds of $3,650,396 (US $3,500,000) increasing the issued and outstanding shares to 28,360,867 at September 30, 2007. Basic earnings-per-share is calculated using the weighted average number of common shares outstanding during the year and assumes conversion of all outstanding Series “B” Preference convertible shares. The Series “B” preferred convertible shares are included in the calculation of basic earnings per share because management considers these shares substantially equivalent to common stock. For the year ended September 30, 2009, the weighted average number of shares outstanding, which assumes the conversion of all Series “B” Preference convertible shares for the calculation of basic and diluted loss-per-share is 42,487,304. In a loss year, common shares equivalents are excluded from the calculation of diluted earnings per share as the effect would be anti dilutive.

For the year ended September 30, 2009 expenses decreased by 13% or $861,688 as a result of the wind down of the sales and marketing offices. The largest expense increase was amortization of property and equipment to $406,785 (2008 - $86,078, 2007 - $68,106) due to the completion of the 120 foot Motor Vessel and the corresponding beginning of amortization.

General and Administration expense increased $445,694 to $2,813,517 during fiscal 2009, compared to $2,367,823 in fiscal 2008, and $1,171,197 for the nine month period ended September 30, 2007.

For the year ended September 30, 2009, the largest decrease in expenses of $1,308,803 occurred in Wages to $1,751,700, (2008 - $3,060,503; nine months ended September 30, 2007 - $3,437,026). The decrease was a direct result of the wind-up of the sales & marketing operations of Family Vacations Center in the prior year.

For the year ended September 30, 2009, the second largest decrease in expenses of $182,022 occurred in Bad Debts to $212,364, (2008 – $394,386; nine months ended September 30, 2007 - $Nil). The decrease was the result of increased collection efforts related to note receivables during the fiscal period.

For the year ended September 30, 2009, the third largest decrease in expenses of $137,264 occurred in commission costs to $31,983, (2008 – $169,247; nine months ended September 30, 2007 - $656,842). The decrease was a direct result of the wind-up of the sales & marketing operations of Family Vacations Center in the prior year.

For the year ended September 30, 2008 the largest decrease in expenses of $487,595 occurred in category Commission Expenses to $169,247. Commission related expenses for the nine months ended September 30, 2007 totaled $656,842. The decrease was a direct result of the wind-up of the sales & marketing operations of Family Vacations Center in the prior year

The Company changed separate disclosure of direct selling expenses and discounts from January 01, 2007 in the expense section of the Consolidated Statements of Operations and Deficit to “Net” Membership Sales for the period. For the year ended September 30, 2009 - $142,558 (nine months ended September 30, 2008 - $188,751 and $35,399 for the year ended December 31, 2007 direct selling expenses were offset against membership sales revenue. Prior year results were restated for comparison purposes.

During the year ended September 30,2009, the Company recognized bad debt expense of $Nil (2008 – $394,386) related to other receivables as a result of termination of the third party agreement to sell the Company’s vacation club membership.

B) LIQUIDITY AND CAPITAL RESOURCES

Liquidity

As of December 31, 2009 the Company had in excess of $1,134,398 cash on deposit.

In 2009, the working capital deficit decreased $7,189,600 to a surplus of $817,711 primarily due to settlement of debt for shares made in the acquisition of Family Vacation Centers, and the foreclosure of the property within Colorado River Resorts LLC, in full settlement of the promissory note payable.

In 2008, the working capital surplus decreased $13,904,188 to a deficit of ($6,371,889) primarily due to investments made in Life Settlements, Family Vacation Centers and the corresponding short term obligations for the Colorado River property investment.

In 2007, the working capital surplus increased to $ 7,532,298. During the summer of 2007 the Company completed two private placements raising an aggregate total of $9 million USD and correspondingly issued 14,500,000 restricted common shares of the company. The terms of these private placements were as follows:

(i) On June 29, 2007, the Company completed a private placement and issued 11,000,000 common shares of the Company at US $0.50 per share for gross proceeds of $5,773,918 (US $5,500,000).

(ii) On July 4, 2007, the Company completed a private placement and issued 3,500,000 common shares at US $1.00 per share for gross proceeds of $3,650,396 (US $3,500,000).

The Company continues to operate its travel club operations by continuously adjusting its operations accordingly and plans to generate sufficient operating capital for operations in the short-term. For rapid long-term growth specifically the development of the Life Settlement operations additional capital is required. The Company’s 120-foot motor vessel is completed its refit and the vessel is anticipated to contributed to revenue in fiscal 2010.

Financing the work on the vessel to date has been from operations, a credit facility from Caterpillar Financial Services, and funds raised. The credit facility with Caterpillar Financial Services Corporation was created in September of 2005 for $3.0 million USD. This credit facility was subsequently increased to a total of $4.3 million USD in spring of 2007. The construction loan has been converted to a 5 year term loan facility of $5 million USD with an interest rate of 7%. The Company spent $2,949,292 in fiscal year ending September 30, 2008, $2,107,677 in fiscal year ending September 30, 2009 and another $288,746 to December 31, 2009. The Company does not currently hedge against foreign exchange or interest rate fluctuations.

The Company’s total Revenues for the year ended September 30, 2009 increased by $23,404 to $3,740,558, the increase was the result of the initial operations of Spirit Yacht Charters, generating revenue of $175,331. Life settlement income was recorded under “Other Income”, totaling $775,207 ($5,447,464 for the year ended September 30, 2008; $Nil for the nine month period ended September 30, 2007.

Capital Resources

The Company's capital resources are comprised primarily of financial institutions and private investors (including members of management) who are either existing contacts of the Company's management, or who came to the attention of the Company through brokers, financial institutions and other intermediaries.

For the year ended September 30, 2009, cash flow used in operations increased $19,629 or 3% to $672,440 due to an increase in revenue and expenses due to acquisition of Family Vacation Centers, compared to cash flows used in operating activities of $652,811 for the year ended September 30, 2008 and cash flows used in operating activities of $233,529 for the nine month period ended September 30, 2007.

Financing the work on the vessel to date has been from operations, a credit facility from Caterpillar Financial Services, and funds raised. The credit facility with Caterpillar Financial Services Corporation was created in September of 2005 for $3.0 million USD. This credit facility was subsequently increased to a total of $4.3 million USD in spring of 2007. The construction loan has been converted to a 5 year term loan facility of $5 million USD with an interest rate of 7%. The Company spent $2,949,292 in fiscal year ending September 30, 2008, $2,107,677 in fiscal year ending September 30, 2009 and another $288,746 to December 31, 2009. The Company does not currently hedge against foreign exchange or interest rate fluctuations.

The Company estimates that its cash and cash equivalents will be sufficient to meet its capital requirements for at least the next year. However, its forecast of the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. If the Company is unable to raise additional capital when required or on acceptable terms, it may have to delay, scale back on some planned initiatives.

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

Quantitative and Qualitative Disclosures about Market Risk

The Company does not have any derivative financial instruments. The exposure to market risk is limited to interest and exchange rate sensitivity. The Company’s long term debt is denominated in US dollars with a fixed interest rate of 7%. The Company is therefore affected by changes in the Canadian dollar exchange rate. The primary strategy of the Company’s borrowing activities was to preserve principal by keeping funds in US dollars and converting to Canadian dollars when required. Given the fluctuation of the US Dollar for the year ended September 30, 2009 the Company did not receive any additional earnings related to exchange rate fluctuations. The Company does not currently hedge against either foreign exchange.

C) RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The Company’s has expended no material research and development expenses for the last three fiscal years.

D) TREND INFORMATION

The Company’s historical business is providing travel services for the members of its travel clubs. A travel club membership entitles the member to access discount travel at rates marginally above the cost to the travel agency as well as vacation condominium rentals at discount rates. The Company is affected by the sales and marketing trends and uncertainties in the leisure-travel business. The Company can give no assurances that licensed marketing efforts or Internet marketing efforts will be successful in the future. In the alternative the Company is actively investigating other non-traditional marketing strategies that differ from the previous historical model the Company operated within.

On October 18, 2007, the Company purchased the notes receivable and vacation club memberships of Family Vacation Centers from an Ontario based Company for consideration of $3,052,866 in cash and stock. The Company marketed the Family Vacation Centers membership from its Burlington Ontario location until July 4, 2008 at which time a decision was made to cease marketing and sales operations from its Burlington Ontario office citing the downturn in the economic climate.

The Company's historical core growth depends in part, upon the continuing sales and marketing of its Travel Club products. If the Company is unable to secure an Operator, is unable to contract a Licensee, or implement other Internet marketing efforts, its ability to effectively grow and expand its business could be impaired. In addition to securing an Operator or contracting a Licensee, the Company’s traditional growth has been dependent upon the success of these entities operations. (See Item 3 Risk factors, Ability to Attract and retain Successful Licensees or Operators).

As of December 31, 2009, the Company has 9,143 active family memberships, with 8,213 current and 930 in arrears in monthly membership dues or payments. During the last fiscal year the unit volume of new memberships of its vacation Travel Club memberships for the year ended September 30, 2009 was 95, compared to the year ended September 30, 2008 – 1,030, and year ended September 30, 2007 – 275 memberships. The mean average sales price of a membership sold during the year ended September 30, 2009 decrease to $Nil compared with $3,196 in year ended September 30, 2008 and $2,996 in year ended September 30, 2007. The Company is unable to project with accuracy sales totals for the period September 30, 2010. The Company is not marketing membership at that time. The Company is anticipating the launch of an Internet marketing effort but is unproven as of yet to the Company. Sales totals for the year ended September 30, 2009 were $Nil and for the nine month period ended September 30, 2007 they were $2,400,019 with the year ended September 30, 2007 been $739,788.

With the wind down of Family Vacation Centers marketing operations, the operating costs of the company decreased for the year ended September 30, 2009 to $5,901,087 compared to the year ended September 30, 2008 - $6,762,775, and the nine month period ended September 30, 2007 - $5,333,171. The 13% decrease or $883,358 is a direct result of the inclusion of Family Vacation Centers operating costs during the prior fiscal year.

In addition to the core travel business the Company has entered the Life Settlement market. The Company believes successful development and capture of market share in this capital intensive emerging industry will dominate the future Company direction and the allocation of resources.

The Company is currently sourcing Life Settlement policies through “Business to Business” (B2B) Channels and expects to launch a “Business to Consumer” (B2C) Channel subject to funding. To operate the “Business to Consumer” (B2C) Channel, the Company formed “American Life Settlement Society LLC” duly formed under the laws of the state of Delaware on the 15th day of November 2007.

The Company uses an industry standard Milliman Report (consultants for the health care insurance industry) along with recent purchases and sales of similar life insurance policies, financial standing of the insurer, changes in general economic conditions, standard, actuarially developed VBT mortality tables, industry life expectancy reports and CDC reports on nationwide mortality statistics to determine an acceptable purchase price. In fiscal 2008, the Company entered the Life Settlement industry with the initial purchase of $30,930 thousand USD face value of Life Insurance policies. The Company paid $1,788,567 ($1,742,817 USD) which was funded by the recent Private Placements completed by the Company in July of 2007. During the third quarter of 2008 a $5 Million USD policy matured resulting in a portfolio face value of $25,930 thousand USD at a cost of $1,548,070 ($1,506,473 USD) at the end of the 2008 financial year.

With the investments in Life Settlement in fiscal 2009, gains for the fiscal period amounted to $775,207 and  capitalizing operating costs of policies for the fiscal period in the amount of $Nil. The Company projects revenue for fiscal 2010 to approximate the 2009 income from Life Settlements without an early policy maturity.

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

The Company has completed the rebuild on its 120 feet motor vessel MV Spirit of Two Thousand and Ten. The Company had established an initial construction credit facility with Caterpillar Financial Services for up to $3 million USD which had provided funding for the project. The Company subsequently had the credit facility increased to $4.3 million USD in spring of 2007. The construction loan has been converted to a 5 year term loan facility of $5 million USD at a fixed interest rate of 7% per annum. The Company spent $2,949,292 in fiscal year ending September 30, 2008, $2,107,677 in fiscal year ending September 30, 2009 and another $288,746 to December 31, 2009.

The Company is beginning the marketing and promotion too many tourism based organizations and has a web site www.spirityachtcharters.com to present the vessel and provide an overview of the yacht offering. As a new business venture the Company generated $175,331 charter revenue from the marketing of the yacht in fiscal 2009 and is unable at this time to accurately project any revenue amounts to be generated in 2010 season.

The Company believes the existing travel club membership will have minimal growth if any while projecting some growth in revenue from charter sales operations. The corporate growth is anticipated to arise from development and implementation of its business plan for the Life Settlement market.

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

F) TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table is a summary of our contractual obligations as of September 30, 2009:

	Expected payments by period as at September 30, 2009
				More
	Within 1 yr	2-3 yrs	4-5 yrs	than 5 yrs	Total

Accounts payable and
accrued liabilities	$614,847	–	–	–	$614,847
Due to broker	569,996	–	–	–	569,996
Loans from related parties ***	486,379	–	–	–	486,379
Secured borrowings	263,694	–	–	–	263,694
Convertible debentures	40,486	–	–	–	40,486
Long term debt *	145,625	322,530	4,900,244	–	5,368,399
Life settlement premiums **	248,734	1,155,080	1,277,238	4,270,596	6,951,648
Lease and contracts	154,397	83,515	4,803	–	242,715

Total	$2,524,158	$1,561,125	$6,182,285	$4,270,596	$14,538,164

* Contractual long term debt obligations do not include interest. In January 2009 the Company’s long term debt was converted to a $5.0 million term loan in US funds with Caterpillar Financial Services Corporations having a 5 year term bearing interest at fixed rate of 7% per annum.

**Life insurance premiums are future payments required to keep the insurance policies in good standing.

*** The amounts advanced by related parties are unsecured, non-interest bearing and does not form part of contractual obligations.

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

B) COMPENSATION

Executive Compensation and Compensation of Directors

During 2009, the Company paid $nil (September 30, 2008 $nil and September 30, 2007 – $nil) in consulting fees to directors or companies controlled by directors of the Company. The Company also reimbursed $138,717 ($112,565 –September 30, 2008, (September 30, 2007 - $113,297) to directors for expenditures made on behalf of the Company.

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

C) BOARD PRACTICES

The Board of Directors meets formally approximately 4 to 6 times per year on an as needed basis to deal matters relating to the Company. Each Director serves for a term of one year or until the next annual meeting of the shareholders at which Directors are elected and qualified. The Company's last annual general meeting was held on June 26, 2008 and the next meeting will be held subject to Board approval as specified in the Company's Articles. The Company's executive officers are appointed by and serve at the pleasure of the Board of Directors.

Audit Committee

The Company's Audit Committee is composed of three individuals all present directors. The Audit Committee members of the Company as at December 31, 2009 are Mr. Mike Barrett, Mr. Chris Yergensen, and Mr. Kazunari Kohno. Messrs. Barrett, Yergensen, and Kohno during fiscal year 2008 and currently:

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

D) EMPLOYEES

The following is a breakdown of Company employees as at December 31, 2009 and for the years ended September 30th 2008, and 2007 and December 31, 2006:

	2009*	2009	2008	2007
Management	3	3	2	2
Administrative Staff	9	9	7	6
Customer Service Representatives	6	6	10	11
IT / e-Commerce Personnel	1	1	1	1
Fitness Club Personnel	8	8	8	8
Yacht Charter Personnel	3	4	-	-

Notes:
(*) as at December 31, 2009.

E) SHARE OWNERSHIP OF MANAGEMENT

The following table sets forth the share ownership of management as of December 31, 2009:

Name	Common	Percent of	"A"	Percent of	"B"	Percent of
	Shares(1)	Class	Preferred	Class	Preferred	Class
			Shares(4)		Shares(5)
Scott McManus(2)	9,000,000	31.16	1,393,398	10.00	1,393,398	10.00
Jeffery Teeny(3)	6,250,000	21.64	1,393,398	10.00	1,393,398	10.00
Daniel Clozza	5,430,000	18.84	5,305,500	38.07	5,305,500	38.07
Martin Tutschek	1,620,789	5.61	1,399,500	10.04	1,399,500	10.94
Mike Barrett	-	-	-	-	-	-
Chris Yergensen	-	-	-	-	-	-
Kazunari Kohno	-	-	-	-	-	-

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

The following table sets out detail regarding stock option grants made to our Named Executive Officers issued in our 2007 fiscal year.

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

The following persons hold, of record or beneficially, directly or indirectly, or are known by the Company to own beneficially, directly or indirectly, more than 5% of the issued shares of the Company as at April 30, 2009:

Identity of Person or Group	Common Shares (1)	Percent of Class	"A" Preferred Shares (4)	Percent of Class	"B" Preferred Shares (5)	Percent of Class
Jeffery Teeny(2)	6,250,000	21.64	1,393,398	10.00	1,393,398	10.00
Scott McManus(3)	9,000,000	31.16	1,393,398	10.00	1,393,398	10.00
Daniel Clozza,	5,430,000	18.84	5,305,500	38.07	5,430,000	38.07
Martin Tutschek	1,620,789	5.61	1,399,500	10.04	1,399,500	10.04
Jackie Dawydiuk	1,500,000	5.20	1,500,000	10.76	1,500,000	10.76

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

The nature and extent of principal non-United States trading market is approximately 50% of all outstanding securities, which are held outside the United States and approximately 50% of all outstanding securities are held within the United States as of December, 2009. The Company is not owned or controlled, directly or indirectly, by another corporation or by any foreign government.

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

The Company advanced $225,000 to a Director for the purchase of a 43’ motor vessel.  The vessel is a 43 foot Sunbridge cruiser of fiberglass construction complementing rental vessels available to prospective charters. Consideration given was based on evaluation by an independent Canadian registered marine surveyor. The related party advance was fair valued at an interest rate of 9.9% for a fair value of $205,000, with a $20,000 charge to wages.

Canadian GAAP requires that any assets or liabilities acquired in a non-arms length transaction be recorded in the Company records at the carrying value of the vendor. The amounts above attributed to net identifiable assets approximate their carrying value. The amount attributed to "excess of purchase price over net identifiable assets acquired" has been charged to deficit.

During 2009, the Company paid $nil (September 30, 2008 $nil and September 30, 2007 – $nil) in consulting fees to directors or companies controlled by directors of the Company. The Company also reimbursed $138,717 ($112,565 –September 30, 2008, (September 30, 2007 - $113,297) to directors for expenditures made on behalf of the Company.

During fiscal 2008 a limousine owned by a director and officer of the Company was sold to the Company for $115,000. The Company subsequently lease financed the vehicle with the proceeds having been utilized by the Company’s general operating account.

From time to time during the year, the Company has made property and equipment, when not in use, available to management and employees for which management and employees reimburses the Company for all direct charges and sundry costs.

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

Indebtedness to Company of Directors and Senior Management

Amounts due to shareholders at the end of the fiscal period December 31, 2009 were $486,379. Directors of the Company are indebted to the Company in the amount of $nil and no director or senior management or have been indebted to the Company since the beginning of the last completed financial year of the Company other than as listed below. The Company reimburses Directors and Senior Management for expenses incurred in connection with Company’s ordinary course of business. To the extent these advances and expenses are offset, there exists an indebtedness to the Company of a net $nil as of September 30, 2009 (September 30, 2008 - $ nil, September 30, 2007 - $nil).

Interests of Experts and Counsel

This Form 20-F is been filed as an annual report under the Exchange Act and, as such; there is no requirement to provide information under this item.

ITEM VIII. FINANCIAL INFORMATION

A) CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

This Annual Report contains the consolidated financial statements for the Company for the fiscal year ended September 30, 2009, fiscal year ended September 30, 2008, and nine month period ended September 30, 2007 which contain an Auditors' Report dated May 14, 2010 in connection with the fiscal year ended September 30, 2009, an Auditors Report dated March 2, 2009 in connection with the year ended September 30, 2008 and fiscal year ended September 30, 2007, Consolidated Balance Sheets as at September 30, 2009 and September 30, 2008, Consolidated Statements of Operations, Comprehensive Income (Loss) and Deficit, and Consolidated Statements of Cash Flows for the fiscal year ended September 30, 2009 and year ended September 30, 2008 and nine month period ended September 30, 2007, and Notes to Consolidated Financial Statements.

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

B) SIGNIFICANT CHANGES

There has not been any significant change that has occurred since the date of the annual financial statements, and/or since the most recent interim financial statements, if any, included in the document.

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

	2009	2008	2007	2006	2005
High	$4.26	18.00	17.30	3.00	1.00
Low	$0.75	1.75	0.50	0.24	0.17

For the two most recent full financial years, the high and low market prices for each full financial quarter for the Company’s common stock were as follows (US dollar figures):

		2009				2008
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
High	$4.00	4.26	3.50	1.79	$18.00	11.50	5.00	4.50
Low	$2.05	0.75	1.50	0.75	$11.75	4.01	3.75	1.75

For the most recent six months, the high and low market prices for each month for the Company’s common stock were as follows (US dollar figures):

	2010	2009	2009	2009	2009	2009
	Jan	Dec	Nov	Oct	Sept	Aug
High	$1.02	1.25	1.35	1.79	2.30	3.10
Low	$0.66	0.75	1.20	1.28	1.50	2.00

Note: (1) The Company’s shares were forward split on a three for one basis April 16th, 2007.

B) PLAN OF DISTRIBUTION

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C) MARKETS

As of February 1, 2010 the shares of Forum National Investments Ltd. are publicly traded on the OTCBB under the trading symbol FMNLF CUSIP Number 3498452067. The nature and extent of principal non-United States trading market is approximately 50% of all outstanding securities, which are held outside the United States and approximately 50% of all outstanding securities are held within the United States as of February 1, 2010.

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

3. Article 9 of the Company’s Articles of Continuance sets out two class of shares: unlimited number of common shares without par value and unlimited number of preferred shares without par value.  Two series of preferred shares have been designated Series “A Convertible Preferred Shares and Series “B” Convertible Preferred Shares.

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

At the Company’s AGM on June 26, 2008, shareholders were asked to consider, and if deemed advisable, to pass with or without variation, a special resolution to approve an amendment to Article No. 10.3 of the Corporation to increase the quorum requirement for shareholders meetings to 2 shareholders in person or by proxy representing not less than 33.33% of the outstanding shares of the Corporation. The resolution was passed and the directors have yet to enact the Amendment.

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

In September of 2005, the Company secured a credit facility with Caterpillar Financial Services for up to $3 million USD. The Company subsequently had the credit facility increased to an amount of $4.3 million USD. Subsequent to fiscal year end September 30, 2008 the Company converted its construction loan facility with Caterpillar Financial Services Corporation to a 5 year term loan facility of $5 million USD at a fixed APR rate of 7% with an 18 year amortization. The Company does not currently hedge against foreign exchange or interest rate fluctuations.

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

E) TAXATION

Material Canadian Federal Income Tax Consequences

Through consultation with counsel, our management believes that the following general summary accurately describes all material Canadian federal income tax consequences applicable to a holder of our common shares who is a resident of the United States, that qualifies for benefits under the Canada-United States Convention (1980), as amended (the “Treaty”) and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his common shares of us in connection with carrying on a business in Canada (a "non-resident holder").

This summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA"), the regulations thereunder (the "Regulations"), the current publicly announced administrative and assessing policies of Canada, Customs and Revenue Agency and all specific proposals (the "Tax Proposals") to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof.  This summary assumes that the Tax Proposals will be enacted in their form as of the date of this Annual Report.  This description, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, government or judicial action, nor does it take into account provincial, territorial, or foreign tax considerations which may differ significantly from those discussed herein.

Dividends

Dividends paid on our common shares to a non-resident holder will be subject to withholding tax.  The Treaty provides that the normal 25% withholding tax rate under the ITA is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as our company) to beneficial owners of the dividends who are residents of the United States, and may also provide for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation that is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

No dividends have ever been paid by us.

Capital Gains

Under the ITA, a taxpayer's capital gain or capital loss from a disposition of a share of our company is the amount, if any, by which his proceeds of disposition exceed (or are exceeded by) the aggregate of his adjusted cost base of the share and reasonable expenses of disposition.  One half of a capital gain (the "taxable capital gain") is included in income, and one half of a capital loss in a year (the "allowable capital loss") is deductible from taxable capital gains realized in the same year.  The amount by which a shareholder's allowable capital loss exceeds his taxable capital gains in a year may be deducted from a taxable capital gain realized by the shareholder in the three previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a public corporation unless the share represents "taxable Canadian property" to the holder thereof.  We are a public corporation for purposes of the ITA and a common share of our company will be taxable Canadian property to a non-resident holder if, at any time during the 60 month period immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm's length, or the non-resident holder and persons with whom he did not deal at arm's length together owned not less than 25% of the issued shares of any class of our shares.  Our shares may also be taxable Canadian property to a holder if the holder acquired them pursuant to certain tax-deferred "rollover" transactions whereby the holder exchanged property that was taxable Canadian property for our shares.

Where a non-resident holder who is an individual ceased to be resident in Canada, he will be subject to Canadian tax on any capital gain realized on disposition of our shares at that time.

Where a non-resident holder realizes a capital gain on a disposition of our shares that constitute taxable Canadian property, the Treaty relieves the non-resident shareholder from liability for Canadian tax on such capital gains unless:

 (a) the non-resident holder is an individual who was resident in Canada for not less than 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he ceased to be resident in Canada or are property substituted for property that was owned at that time, or

(b) the shares formed part of the business property of a "permanent establishment" or pertained to a fixed base used for the purpose of performing independent personal services that the shareholder has or had in Canada within the 12 months preceding the disposition.

Material United States Federal Income Tax Consequences

The following is a discussion of material U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of our common shares by a U.S. Holder (as hereinafter defined).  This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.  Accordingly, holders and prospective holders of our common shares are urged to consult their own tax advisors about the specific federal, state, local and foreign tax consequences to them of acquiring, holding and disposing of our common shares, based upon their individual circumstances.

The following discussion is based upon the sections of the Code, Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holders

As used in this annual report, a “U.S. Holder” means a holder of our common shares who is (i) a citizen or individual resident of the United States, (ii) corporation, or other entity treated as a corporation for U.S. tax purposes, created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if such trust was in existence on August 20, 1996 and validly elected to be treated as a United States person for U.S. federal income tax purposes or if (1) a court within the U.S. is able to exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.   This summary does not address the tax consequences to, and the term U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services.  This summary is limited to U.S. Holders who own common shares as capital assets, within the meaning of Section 1221 of the Code, and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 10% of the value of our total outstanding stock.  This summary does not address the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our common shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner should consult its own tax advisors as to the U.S. tax consequences of being a partner in a partnership that acquires, holds, or disposes of our common shares.

Distributions on Our Common Shares

Subject to the discussion below under “Passive Foreign Investment Company,” U.S. Holders receiving dividend distributions (including constructive dividends) with respect to our common shares generally are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions (without reduction of any Canadian income or other tax withheld from such distributions), equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that we have current or accumulated earnings and profits.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions (See more detailed discussion at “Foreign Tax Credit” below). Dividends paid on our common shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain U.S. corporations.

For taxable years beginning before January 1, 2011, dividends received by U.S. Holders that are individuals, estates or trusts from “qualified foreign corporations,” as defined in Section 1(h)(11) of the Code, generally are taxed at the same preferential tax rates applicable to long-term capital gains. Although not free from doubt, it appears that we are a “qualified foreign corporation,” as defined in Section 1(h)(11) of the Code if we are not, and have not been, a PFIC, as described below under “Passive Foreign Investment Company.” We have not determined whether or not we meet the definition of a PFIC for the current tax year and any prior tax years. A corporation that is a PFIC, along with other foreign corporations given special status under the Code, for its taxable year during which it pays a dividend, or for its immediately preceding taxable year, will not be treated as a “qualifying foreign corporation” and dividends received by U.S. Holders that are individuals, estates or trusts generally will be subject to U.S. federal income tax at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.

Disposition of Our Common Shares

Subject to the discussion below under “Passive Foreign Investment Company,” U.S. Holders will recognize gain or loss upon the sale of our common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received and (ii) the shareholder’s tax basis in our common shares.  Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts.  In general, gain or loss on the sale of our common shares will be long-term capital gain or loss if our common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year.  Deductions for net capital losses are subject to significant limitations.

Passive Foreign Investment Company

We have not determined whether or not we meet the definition of PFIC, within the meaning of Sections 1291 through 1298 of the Code for the current tax year and any prior tax years.  We may or may not qualify as a PFIC in subsequent years due to changes in our assets and business operations.  A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to numerous special U.S. federal income taxation rules.  The following is a discussion of these special rules as they apply to U.S. Holders of our common shares.

Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of passive income is 50% or more.

U.S. Holders owning shares of a PFIC are subject to a special tax and to an interest charge based on the value of deferral of U.S. tax attributable to undistributed earnings of a PFIC for the period during which the shares of the PFIC are owned.  This special tax would apply to any gain realized on the disposition of shares of a PFIC.  In addition, the gain is subject to U.S. federal income tax as ordinary income, taxed at top marginal rates, rather than as capital gain income.  The special tax would also be payable on receipt of excess distributions (any distributions received in the current year that are in excess of 125% of the average distributions received during the 3 preceding years or, if shorter, the shareholder’s holding period).  However, if the U.S. Holder makes for any tax year a timely election to treat a PFIC as a qualified electing fund (“QEF”) with respect to such shareholder’s interest therein, the above-described rules generally will not apply.  Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC’s ordinary earnings and any net capital gain regardless of whether such income or gain was actually distributed.  Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons.  Generally, shareholders do not make a QEF election unless they have sufficient information to determine their proportionate share of a corporation’s net capital gain and ordinary earnings. We have not calculated these amounts for any shareholder, and do not anticipate making these calculations in the foreseeable future. Therefore, U.S. Holders of our common shares should consult their own financial advisor, legal counsel or accountant regarding the QEF election before making this election.

U.S. Holders who hold, actually or constructively, marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market (a “mark-to-market election”).  If such an election is made, such U.S. Holder will not be subject to the special taxation rules of PFIC described above for the taxable years for which the mark-to-market election is made.  A U.S. Holder who makes such an election will include in income for the taxable year an amount equal to the excess, if any, of the fair market value of our common shares as of the close of such tax year over such U.S. Holder’s adjusted basis in such shares.  In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the shares over the fair market value of such shares as of the close of the tax year or (ii) the excess, if any of (A) the mark-to-market gains for our common shares included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior year but for Section 1291 interest on tax deferral rules discussed above with respect to a U.S. Holder, who has not made a timely QEF election during the year in which he holds (or is deemed to have held) our common shares and we are a PFIC (“Non-Electing U.S. Holder”) over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years.  A U.S. Holder’s adjusted tax basis in our common shares will be increased or decreased to reflect the amount included or deducted as a result of mark-to-market election.  A mark-to-market election will apply to the tax year for which the election is made and to all later tax years, unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.

The IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by a Non-Electing U.S. Holder that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations and transfers at death. Generally, in such cases, the basis of our common shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized.  A U.S. Holder who has made a timely QEF election (as discussed above) would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations and transfers at death.  The transferee’s basis in this case will depend on the manner of the transfer. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred.  Each U.S. Holder should consult a tax advisor with respect to how the PFIC rules affect their tax situation.

The PFIC and QEF election rules are complex.  U.S. Holders should consult a tax advisor regarding the availability and procedure for making the QEF election as well as the applicable method for recognizing gains or earnings and profits under the foregoing rules.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of our common shares  may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld. Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income including “passive category income” and “general category income.”  Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of our common shares generally will be treated as “U.S. source” for purposes of applying the foreign tax credit rules.  Dividends received by U.S. Holders on our common shares generally will be treated as “foreign source” and generally will be categorized as “passive income” for purposes of applying the foreign tax credit rules.  The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of our common shares should consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.

Cont rolled Foreign Corporation

If more than 50% of the total voting power or the total value of our outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the our outstanding shares (each a “10% Shareholder”), we could be treated as a “Controlled Foreign Corporation” (“CFC”) under Section 957 of the Code.

Our classification as a CFC would effect many complex results, including that 10% Shareholders would generally (i) be treated as having received a current distribution of our “Subpart F income” and (ii) would also be subject to current U.S. federal income tax on their pro rata share of our earnings invested in “U.S. property.” The foreign tax credit may reduce the U.S. federal income tax on these amounts for such 10% Shareholders (See more detailed discussion at “Foreign Tax Credit” above). In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of our common shares by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the sale is treated as a dividend to the extent of our earnings and profits attributable to the common shares sold or exchanged.

If we are classified as both a PFIC and a CFC, we generally will not be treated as a PFIC with respect to 10% Shareholders. This rule generally will be effective for taxable years of 10% Shareholders beginning after 1997 and for its taxable years ending with or within such taxable years of 10% Shareholders.

We have not determined whether we meet the definition of a CFC, and there can be no assurance that we will not be considered a CFC for the current or any future taxable year.

The CFC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the CFC rules and how these rules may impact their U.S. federal income tax situation.

Information Reporting; Backup Withholding

Certain information reporting and backup withholding rules may apply with respect to certain payments related to our common shares.  In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold at a current rate of 28% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder regarding dividends paid by us, or proceeds from the sale of, such common shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number (generally on Form W-9) or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements.   Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.  We do not assume responsibility for the withholding of tax at source.  U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to our common shares.

F) DIVIDENDS AND PAYING AGENTS

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

G) STATEMENTS BY EXPERTS

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

H) DOCUMENTS ON DISPLAY

Any documents referred to in this document may be inspected at the head office of the Company, #200 – 550 Denman Street Road, Vancouver, British Columbia, Canada, V6G 3H1 during normal business hours.

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

ITEM XIV. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS

At the Company’s AGM on June 26, 2008, shareholders were asked to consider, and if deemed advisable, to pass with or without variation, a special resolution to approve an amendment to Article No. 10.3 of the Corporation to increase the quorum requirement for shareholders meetings to 2 shareholders in person or by proxy representing not less than 33.33% of the outstanding shares of the Corporation. The resolution was passed and the directors have yet to enact an Amendment.

USE OF PROCEEDS

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM XV. CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, the Company reevaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of a date (the “Evaluation Date”) being September 30, 2009. Based on this evaluation these officers have concluded that as of the end of the period covered by this Annual Report on Form 20-F/A, our disclosure controls and procedures were ineffective and were not adequate to insure that the information required to be disclosed by the Company in reports it files or submits under the Exchange Act were recorded, processed, summarized and reported within the time period specified in the Commission's rules and forms.

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

Our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of internal control over financial reporting as of September 30, 2009. Based on that assessment, our management concluded that there was a material weakness in our internal control relating to our controls over financial reporting, Specifically, the design of controls over the preparation and review of consolidated financial information was not sufficient to enable the Company to file these consolidated financial statements for the years ended September 30, 2009 and 2008 in a timely manner.

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

There have been no waivers to the code of ethics as of the date of this report

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The independent auditors of the Company are the firm of BDO Canada LLP, Chartered Accountants and Advisors, located at 600 Cathedral Place, 925 west Georgia Street, Vancouver, British Columbia, Canada V6C 3L2

For the periods ended September 30, 2009 the Company was invoiced by BDO Canada LLP, for audit fees, audit-related fees, tax fees and all other fees as set forth below:

	Year Ended	Year Ended
	September	September
	30, 2009	30, 2008

Audit fees - auditing of our annual financial statements and
preparation of auditors' report.	$271,000	$131,400

Audit-related fees - review of each of the quarterly financial
statements.	20,850	-

Tax fees - preparation and filing of three major tax-related
forms and tax planning.	-	-

All other fees - other services provided by our principal
accountants.	59,200	-

Total fees paid or accrued to our principal accountants	$351,050	$131,400

Note: (1) "Audit Fees" represent fees for the audit of the Company's annual financial statements, review of the Company's interim financial statements and review in connection with the Company's statutory and regulatory filings

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services to be provided by BDO Canada LLP. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review and attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service. The Audit Committee approved all of the engagements and fees during the period ended September 30, 2009. The Audit Committee reviews with BDO Canada LLP whether the non-audit services to be provided are compatible with maintaining the auditors' independence. The Board has determined that, beginning with January 1, 2006, fees paid to the independent auditors for non-audit related services in any year will not exceed the fees paid for audit services during the year. Permissible non-audit services will be limited to fees for tax services, accounting assistance or audits in connection with acquisitions, and other services specifically related to accounting or audit matters such as registration statements filings or private placements or public offerings.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

PART III

ITEM XVII. FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item XIX hereof and filed as part of this Annual Report. Included are audited consolidated balance sheets as at September 30, 2009 and September 30, 2008 and the consolidated statements of operations and deficit and cash flows for each of the year ended September 30, 2009, year ended September 30, 2008 and the year ended September 30, 2007 including the Auditors’ Report to Shareholders.

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

ITEM XVIII. FINANCIAL STATEMENTS

A) CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

This Annual Report contains the consolidated financial statements for the Company for the fiscal year ended September 30, 2009, fiscal year ended September 30, 2008, and the nine month period ended September 30, 2007 which contain an Auditors' Report dated May 14, 2010, in connection with the fiscal year ended September 30, 2009, an Auditors Report dated May 13, 2009, except for notes 3 and 22, which is as of April 24, 2010, in connection with the year ended September 30, 2008 and nine month period ended September 30, 2007, Consolidated Balance Sheets as at September 30, 2009 and September 30, 2008, Consolidated Statements of Operations, Comprehensive Income (Loss) and Deficit, and Consolidated Statements of Cash Flows for the fiscal year ended September 30, 2009 and year ended September 30, 2008 and year ended September 30, 2007, and Notes to Consolidated Financial Statements.

ITEM XIX. EXHIBITS

Exhibits attached to this Form 20-F are as follows:

FINANCIAL STATEMENTS

(i) Management’s Responsibility to Financial Reporting.

(ii) Auditors’ Report dated May 14, 2010.

(iii) Consolidated Balance Sheets as at September 30, 2009, and 2008.

(iv) Consolidated Statements of Operations and Deficit for the year ended September 30, 2009, year ended September 30, 2008 and the nine month period ended September 30, 2007.

(v) Consolidated Statements of Cash Flows for the year ended September 30, 2009, year ended September 30, 2008 and the nine month period ended September 30, 2007.

(vi) Notes to the Consolidated Financial Statements for the year ended September 30, 2009, year ended September 30, 2008 and the nine month period ended September 30, 2007. Financial Statements Schedules are omitted because they are not applicable, not required or because the required information is included in the consolidated financial statement or notes thereto filed within.

Exhibit	Description
1.1	Registered Incorporation Memorandum(1)
1.2	Articles of Continuance into Ontario(2)
1.3	Articles of Amendment, Change of Name(2)
1.4	Articles of Amendment, Authorization of Preferred Shares including Designation of Series “A” and Series “B” Preferred Share(3)
4.1	2094711 Ontario Limited., Commission Agreement January 1, 2006(3)
4.2	Loan Agreement, dated September 21, 2005(4)
4.2.(i)	First Amendment to Loan Agreement, dated October 11, 2005(4)
4.2.(ii)	Second Amendment to Loan Agreement, dated November 6, 2006 (4)
4.2.(iii)	Third Amendment to Loan Agreement, dated May 2, 2007 (4)
4.3	Purchase Agreement. International Fitness Vacations (BC) Ltd., December 31, 2006(4)
4.4	Letter of Intent. Gala Travels, February 19, 2007(4)
4.5	Servicing Agreement. Vision 200 travel, dated October 15, 2007(3)
4.5	Purchase Agreement. Family Vacation Centers and 1508812 Ontario Inc., October 18, 2007(4)
4.6	Addendum to Purchase Agreement. Family Vacation Centers and 1508812 Ontario Inc., November 2, 2007(4)
4.7	Subscription Agreement, Colorado River Resorts, LLC, January 1, 2008
4.8	Amended and Restated Loan Agreement, Caterpillar Financial Services Corporation, February 6, 2009
8.1	List of Subsidiaries
11.1	Code of Ethics, January 1, 2003(3)
12.1	Section 302 Certification of Chief Executive Officer
12.2	Section 302 Certification of Chief Financial Officer
13	Section 906 Certification of Chief Executive Officer and Chief Financial Officer

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

Date: May, 14 2010	FORUM NATIONAL INVESTMENTS LTD.

/s/ Daniel Clozza
Daniel Clozza, President and Chief Executive Officer

/s/ Martin Tutschek
Martin Tutschek, Chief Financial Officer

FORUM NATIONAL INVESTMENTS LTD.

September 30, 2009 and 2008 and 2007

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

The consolidated financial statements as at September 30, 2009 and 2008 and for the years then ended have been audited by BDO Canada LLP, Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the financial statements. The consolidated statements of operations, comprehensive income (loss) and deficit and cash flows for the nine-month period ended September 30, 2007 were audited by other auditors, who expressed an opinion without reservation on those statements in their report.

“Dan Clozza” (signed)

Dan Clozza
President

May, 14 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF FORUM NATIONAL INVESTMENTS LTD.

We have audited the consolidated balance sheets of Forum National Investments Ltd. as at September 30, 2009 and 2008, and the consolidated statements of operations, comprehensive income (loss) and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2009 and 2008 and the consolidated operations and cash flows for the years ended September 30, 2009 and 2008, in accordance with Canadian generally accepted accounting principles.

The consolidated statements of operations, comprehensive income (loss) and deficit and cash flows for the nine-month ended September 30, 2007 were audited by other auditors, who expressed an opinion without reservation on those statements, before the revision described in note 2(r), in their report dated March 12, 2008, except for note 4(a) which is as of March 2, 2009 and note 4(b) which is as of October 28, 2009. We have audited the adjustments described in note 2(r) that were applied to revise the 2007 consolidated statements of operations, comprehensive income (loss) and deficit and cash flows to reflect the retrospective adoption of revised Canadian Institute of Chartered Accountant Handbook Section 1000, Financial Statement Concepts, In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review or apply any procedures to the 2007 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2007 consolidated financial statements taken as a whole.

/s/ BDO Canada LLP

Chartered Accountants

Vancouver, Canada
May 14, 2010

COMMENTS BY AUDITORS FOR US READERS ON CANADA – US REPORTING DIFFERENCES

In the United States, reporting standards for auditors requires the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 and by changes in accounting policy, such as those described in note 2 to the consolidated financial statements. Our report to the shareholders dated May 14, 2010 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the notes to the consolidated financial statements.

/s/ BDO Canada LLP

Chartered Accountants

Vancouver, Canada
May 14, 2010

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

Vancouver, CanadaMarch 12, 2008

Except as to note 4(a) which is as of March 2, 2009  and note 4 (b) which is as of October 28, 2009

FORUM NATIONAL INVESTMENTS LTD.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

	September 30,	September 30,
	2009	2008 (restated) (note 2(r))

Assets

Current
Cash and cash equivalents	$1,825,635	$228,864
Funds held in trust	–	79,493
Short-term deposits	14,685	14,210
Marketable securities (note 3)	2,240,375	–
Amounts and notes receivable (notes 5 and 19)	160,920	345,579
Life settlement contract receivable (note 6)	–	5,371,606
Other receivables	17,285	4,982
Prepaid expenses	119,678	5,737
Total Current Assets	4,378,578	6,050,471

Amounts and notes receivable (notes 5 and 19)	205,136	404,033
Investment in Life Settlement contracts (notes 5 and 6)	4,052,220	3,258,993
Related party advance (note 18)	205,000	-
Property and Equipment (note 7)	9,562,321	17,850,031
Intangible assets (note 8)	72,168	1,918,062

Total Assets	$18,475,423	$29,481,590

Liabilities and Shareholders’ Equity

Current
Accounts payable and accrued liabilities	$614,847	$897,956
Accounts payable – other (note 20(a))	–	1,203,277
Due to broker (note 3)	569,996	–
Secured borrowing (note 10)	263,694	137,321
Promissory note payable (note 20(b))	–	7,602,530
Deferred revenue, current portion (note 9)	1,439,840	1,088,003
Current portion of long-term debt (note 12)	145,625	363,756
Convertible debentures (note 11)	40,486	40,486
Loans from related parties (note 18)	486,379	1,089,031
Total Current Liabilities	3,560,867	12,422,360

Deferred Revenue (note 9)	1,482,092	2,404,163
Long-Term Debt (note 12)	5,222,774	4,211,715
Future income tax payable (note 14)	1,712,000	–
Total Liabilities	11,977,733	19,038,238

Shareholders’ Equity

Capital Stock (note 13)	25,810,369	24,255,952
Contributed Surplus (note 13(e))	2,757,581	2,913,377
Deficit	(22,070,260)	(16,725,977)
Total Shareholders’ Equity	6,497,690	10,443,352
Total Liabilities and Shareholders’ Equity	$18,475,423	$29,481,590
Nature of operations and ability to continue as going concern (note 1)
Contingency and Commitments (notes 16 and 17)
Subsequent events (note 22)
Approved on behalf of the Board:

/s/ Dan Clozza	Director	/s/ Martin Tutschek	Director
Dan Clozza		Martin Tutschek

See accompanying notes to consolidated financial statements.

FORUM NATIONAL INVESTMENTS LTD.
Consolidated Statements of Operations, Comprehensive Income (Loss) and Deficit
(Expressed in Canadian dollars)

			Nine-month
	Year Ended	Year Ended	Period Ended
	September 30,	September 30,	September 30,
	2009	2008 (restated)	2007 (restated)
		(note 2r)	(note 2r)
Revenues
Membership and travel	$3,514,525	$3,593,847	$2,320,916
Interest	50,702	106,364	149,275
Other	175,331	16,943	102,447
	3,740,558	3,717,154	2,572,638

Expenses
Wages (note 13)	1,751,700	3,060,503	3,437,026
General and administration (note 12)	2,813,517	2,367,823	1,171,197
Bad debt expense (note 5(a))	212,364	394,386	–
Commission costs	31,983	169,247	656,842
Amortization of property and equipment	406,785	86,078	68,106
Amortization of intangible assets (note 8)	684,738	684,738	–
	5,901,087	6,762,775	5,333,171
Loss before other income (expenses)	(2,160,529)	(3,045,621)	(2,760,533)

Other income (expenses)
Net gain on investment in life settlement contracts (note 6)	775,207	5,447,464	–
Gain on settlement of debt by guarantor	–	46,673	–
Foreign exchange gain (loss)	977,041	(585,119)	259,611
Loss on sale-lease back of vehicle	–	(45,040)	–
Write off of access rights to wholesale priced
condo accommodation (note 8)	–	(27,052)	–
Write-down of Needles project (note 7 and 20(b))	–	(1,619,163)	–
Gains on marketable securities	361,887	–	–
Impairment of intangible assets (note 8)	(1,233,324)	–	–
Impairment of property, plant & equipment (note 7)	(2,348,595)	(1,800,000)
Total Non-operating Income (Expense)	(1,467,784)	1,417,763	259,611

Income (Loss) Before Tax	(3,628,313)	(1,627,858)	(2,500,922)
Income Tax Recovery (Expense) (note 14)	(1,715,970)	9,401	–

Net Income (Loss) before Non-controlling interest	(5,344,283)	(1,618,457)	(2,500,927)
Net (Loss) attributable to Non-controlling Interest	–	(746,817)	–
Net Income (Loss) and Comprehensive Income (loss) for Period	(5,344,283)	(871,640)	(2,500,922)

Deficit, Beginning of Period	(16,725,977)	(15,854,337)	(13,353,415)

Deficit, End of Period	$(22,070,260)	$(16,725,977)	$(15,854,337)

Basic earnings (loss) per share	$(0.13)	$(0.02)	$(0.11)
Diluted earnings (loss) per share	$(0.13)	$(0.02)	$(0.11)

Weighted average number of common shares outstanding (note 13 (b))

See accompanying notes to consolidated financial statements.

FORUM NATIONAL INVESTMENTS LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

			Nine-month
	Year Ended	Year Ended	Period Ended
	September 30,	September 30,	September 30,
	2009	2008 (restated )	2007 (restated)
Operating Activities
Net income/(loss)	$(5,344,283)	$(871,640)	$(2,500,922)
Adjustments to reconcile net income (loss) to net cash Provided by (used in) operating activities:
Net gain on life settlement contracts	(775,207)	(5,447,464)	–
Future income tax expense	1,712,000	–	–
Non-controlling interest	–	(746,817)	–
Deferred vacation membership revenue	(404,303)	(973,426)	(829,254)
Amortization of property and equipment	406,785	86,078	68,106
Amortization of intangible assets	684,738	687,962	–
Gains on marketable securities	(361,887)	–	–
Impairment on tangible assets	2,348,595	1,800,000	–
Impairment on intangible assets	1,233,324	27,052	–
Related party advance compensation (note 18)	20,000	–	–
Loss on sale-lease back of vehicle	–	45,040	–
Write down on Needles project	–	1,619,163	–
Accrued interest on loan from related party	–	53,820	–
Gain on settlement of debt	–	(46,673)	–
Revenue recognized on advances against future revenue streams	–	–	(17,139)
Stock-based compensation	–	–	2,944,536
Unrealized foreign exchange gain	–	–	(644,350)
Increase (decrease) in accounts, notes and other receivables	371,253	321,290	171,663
Increase in short-term deposits	(475)	–	–
Increase (decrease) in prepaid expenses	(113,940)	(5,738)	12,208
Increase (decrease) in accounts payable and accrued liabilities	(283,109)	398,523	(177,763)
Increase (decrease) in deferred revenue	(165,931)	2,400,019	739,386

Cash Used in Operating Activities	(672,440)	(652,811)	(233,529)

Investing Activities
Cash on-hand upon acquisition	–	814,003	–
Purchase of property and equipment	(2,070,200)	(5,183,301)	(1,882,212)
Purchase of intangible property	(72,168)	–	(32,425)
Purchase of Family Vacation Centers	–	(1,849,589)	–
Purchase of life settlement investments	–	(1,788,567)	–
Proceeds from life settlement	5,371,606	–	–
Payment of life insurance premiums	(18,020)	(1,118,127)	–
Realized proceeds on marketable securities	121,512	–	–
Purchase of marketable securities	(2,000,000)	–	–
Cash Used in Investing Activities	1,332,730	(9,125,581)	(1,914,637)

Financing Activities
Net proceeds received on share issuance	195,344	30,000	9,391,996
Additional contribution in Colorado River Resorts LLC	–	79,493	–
Funds held in trust	79,493	(79,493)	–
Amounts due to (from) related parties (note 18)	(827,653)	685,137	(42,047)
Borrowings (repayments) of Long-term debt	(62,544)	132,991	178,304
Proceeds from Long-term debt	855,472	226,882	602,865
Secured borrowing	126,373	137,321	–
Due to broker	569,996	–	–
Cash Provided by Financing Activities	936,481	1,212,331	10,131,118

Effect of foreign exchange on cash	-	170,720	–
Increase (Decrease) in Cash	1,596,771	(8,395,341)	7,982,952
Cash and Cash Equivalents, Beginning of Period	228,864	8,624,205	641,253

Cash and Cash Equivalents, End of Period	$1,825,635	$228,864	$8,624,205

Supplemental cash flow information (note 21)
See accompanying notes to consolidated financial statements

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2009, and 2008 and the nine month period ended
September 30, 2007
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

The Company earns income from investments in life settlement contracts, the sale of travel and fitness club memberships and monthly dues from the members of its travel and fitness clubs. As at September 30, 2009, the Company has an accumulated deficit of $22,070,260 and working capital of $817,711. The Company anticipates incurring substantial expenditures to further develop its life settlement and yacht charter lines of business. Although, the Company has cash on hand of $1.8 million and a working capital surplus as at September 30, 2009, the Company’s cash flow from operating activities may not be sufficient to satisfy its obligations as they come due as well as meeting the requirements of its capital investment programs and covenants on its long term debt. These factors cast substantial doubt about the Company’s ability to continue as a going concern. The continued existence of the Company is dependent upon its ability to generate profit from its life settlement investment and vacation club business to meet its obligations as they become due. If additional cash is needed, the Company intends to finance the future capital required to acquire life settlement contracts and continued operations from a combination of traditional debt and equity markets. However, there is no assurance that (a) traditional debt and equity markets may be accessible as required, or if so, on acceptable terms and, or (b) the demand for and selling prices of the Company’s products, may not be sufficient to meet cash flow expectation. The outcome of these matters cannot be predicted with certainty and therefore the Company may not be able to continue or expand operations as planned. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

2.	Significant Accounting Policies

(a)	Basis of presentation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the accounts of the Company and the following subsidiaries:

		Incorporating	Date of Acquisition
Subsidiaries	Ownership	Jurisdiction	or Incorporation

inTRAVELnet.com inc.	100%	Alberta, Canada	November 9, 1999
Intravelnet Ltd.	100%	Ontario, Canada	July 25, 2003
ATM Travel Group Ltd. (“ATM”)	100%	British Columbia, Canada	April 3, 2000
International Fitness Vacations (BC) Ltd.	100%	British Columbia, Canada	December 31, 2006
Price Shield Systems Inc.	100%	Washington State, USA	February 27, 2007
American Life Settlement Society LLC	100%	State of Delaware, USA	November 15, 2007
Colorado River Resorts LLC	54%	California, USA	January 1, 2008

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2009, and 2008 and the nine month period ended
September 30, 2007
(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

(a)	Basis of presentation (continued)

All significant intercompany balances and transactions have been eliminated.

As described in note 23, Canadian GAAP differs in certain material aspects from accounting principles generally accepted in the United States (“US GAAP”).

(b)	Revenue recognition

The Company generates revenues from yacht charter operations, and the sale of travel memberships and dues. In accordance with CICA HB 3400, Revenue, the portion of revenue received from members, which entitles members to use the Company’s vacation and travel club privileges at a future date, is deferred and recognized in income evenly over the term of the member’s entitlements. For lifetime memberships, revenue is recognized over a period of five years, which is management’s best estimate of the period over which performance will be required. Revenue from yacht charter operations is recognized at the time the charters are provided.

(c)	Other income

Net gain on life settlement contracts

During the year ended September 30, 2008, the Company entered into the life settlement industry. The Company records investments in the life settlement contracts at fair value on each balance sheet date. Any changes to fair value will be recognized in the statements of operations in the period in which the changes occur. The Company recognizes in other income the difference between the death benefits and the carrying value of the policy when the Company determined that settlement and ultimate collection is reasonably assured.  Other income includes both recognized and un-recognized amounts and is presented net of related costs including premium costs.

Cash flows relating to the acquisition of the Company’s investments in life settlement contract and premiums are recognized as investing activities in the statement of cash flows. Proceeds from the maturity of a life settlement contract will be shown as cash in-flows from investing activities, with realized gain on maturity of life settlement policies as a reconciling item in the determination of net cash provided by operating activities.

Interest income is recognized as it is received.

Security transactions are recorded on a trade-date basis. Realized gains and losses on disposal of investments and unrealized gains and losses in the value of investments, are reflected in other income and are calculated on an average cost basis. Upon disposal of an investment, previously recognized unrealized gains or losses are reversed, so as to recognize the full realized gain or loss in the period of disposition.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2009, and 2008 and the nine month period ended
September 30, 2007
(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

(d)	Stock-based compensation

The Company follows the recommendations of the Canadian Institute of Chartered Accountants (“CICA) for stock-based compensation and other stock-based payments. The Company accounts for stock options granted to directors, employees and consultants using the fair value method. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model and charged to operations over the vesting period with a corresponding increase in contributed surplus. Upon exercise of the stock options, the consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to capital stock. Options that are forfeited or expire that were previously recognized in contributed surplus are recorded as an increase to retained earnings.

(e)	Property and equipment

Property and equipment are stated at cost. Amortization is provided on a straight-line basis in order to amortize the cost of depreciable assets over their estimated useful lives. For assets constructed internally, amortization is charged once the asset is complete and brought into use.

The annual rates applied are as follows:

Asset	Basis	Rate

Motor vessels	Straight-line	6%
Vehicles	Straight-line	25%
Vehicles under capital lease	Straight-line	33%
Equipment	Straight-line	20%
Computers	Straight-line	30%
Leasehold improvements	Term of lease	5 years

(f)	Intangible assets

Intangible assets acquired in a business combination are identified and recognized at their fair values apart from goodwill when they arise from either contractual or other rights and may be sold, transferred, licensed, rented or exchanged, either individually or with a group of related assets or liabilities.

Indefinite life intangible assets are subjected to impairment tests on an annual basis or when events or circumstances indicate a potential impairment. If the carrying value of such assets exceeds the fair values, the assets are written down to fair value.

Intangible assets with definite lives are amortized over their estimated useful lives. Intangible assets with indefinite lives are initially recognized at cost. Once an intangible asset’s expected useful life is determined to no longer be indefinite, it will be amortized over its remaining expected useful life.

The intangible asset under construction is the membership database, will be evaluated to determine the estimated useful life upon completion. The database is expected to be completed and enter service during fiscal 2010.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2009, and 2008 and the nine month period ended
September 30, 2007
(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

(f)	Intangibles (continued)

The membership database acquired in the Family Vacations Centre business acquisition is amortized on a straight-line basis over the remaining term of the memberships acquired up to a maximum of 5 years.

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

Assets and liabilities of self-sustaining operations conducted in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date.  Revenues and expenses are translated at average exchange rates for the year.  Unrealized gains or losses on translation of self-sustaining operations conducted in foreign currencies are shown as currency translation adjustments, a component of other comprehensive earnings.

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

(h)	Factoring of note receivables

The Company has entered into arrangements whereby future streams of certain financed membership cash flows are sold to a third party (“Lender”) while the Company is committed to provide the future services under these membership contracts. The Company receives cash proceeds on the sale at a discount to the future proceeds that the Lender is expected to receive from the customers. The Lender has recourse against the Company should the amounts become uncollectible, and the Company establishes a reserve for such amounts. For accounting purposes, the discounted proceeds have been recorded as a liability at the time of the transaction (notes 5 and 19), which is accreted to the gross value through a charge to interest expense over the term of the membership contracts.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2009, and 2008 and the nine month period ended
September 30, 2007
(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

(i)	Earnings (loss) per share

Basic earnings-per-share is calculated using the weighted average number of common shares outstanding during the year and assumes conversion of all outstanding Series “B” Preference convertible shares. The Series “B” preferred convertible shares are included in the calculation of basic earnings (loss) per share because management considers these shares substantially equivalent to common stock. Management believes the Series “B” preferred shares are not “contingently issuable shares” and considers conversion at the option of the Series “B” holder does not constitute a barrier to conversion. Series “B” preferred convertible shares are without par value, are convertible to one common share for each preferred share held, have no rights to dividends, voting, profit sharing, or liquidation.

Series “A” preference convertible shares are not included in the calculation of basic earnings per share. Management believes the Series “A” preferred shares are “contingently issuable shares” and considers conditions for conversion of the Series “A” preferred shares to constitute a barrier to conversion as some target performance or event has not been met or occurred.

Under the treasury stock method, diluted earnings (loss)-per-share is calculated based upon the weighted average number of shares issued and outstanding during the year, adjusted by the total of the additional common shares that would have been outstanding assuming exercise of all stock options and conversion of all Series “A” Preference convertible shares without par value convertible to 50% of the outstanding common shares after conversion. See note 13(b) for calculation of weighted average share outstanding for calculation of diluted earnings per share.

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

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2009, and 2008 and the nine month period ended
September 30, 2007
(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

(k)	Impairment of long lived assets

Long-lived assets are tested for impairment whenever circumstances indicate that the carrying value may not be recoverable. When events or circumstances indicate that the carrying amount of long-lived assets, other than indefinite life intangibles, are not recoverable, the long-lived assets are tested for impairment by comparing the estimate of future expected cash flows to the carrying amount of the assets or groups of assets. If the carrying value is not recoverable from future expected cash flows, any loss is measured as the amount by which the asset's carrying value exceeds fair value and recorded in the period. Recoverability is assessed relative to undiscounted cash flows from the direct use and disposition of the asset or group of assets.

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

(l)	Use of estimates and measurement uncertainty

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

(m)	Cash and cash equivalents

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

(n)	Comprehensive income

Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income (“OCI”) includes holding gains and losses on available for sale investments, gains and losses on certain derivative financial instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized. The Company does not have any differences between net income (loss) and comprehensive income (loss) items for the periods presented.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2009, and 2008 and the nine month period ended
September 30, 2007
(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

(o)	Financial instruments

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

Held-for-trading

Financial instruments classified as held-for-trading are measured at fair value with the realized and unrealized changes in fair value recognized each reporting period through interest and financing costs, net on the consolidated statement of earnings.  Transaction costs for held-for-trading financial assets are expensed as incurred.

Available-for-sale

Financial assets classified as available-for-sale are measured at fair value with the unrealized changes in fair value recorded each reporting period in OCI, Investments in equity instruments classified as available-for-sale that do not have the quoted price in an active market are recorded at cost. Each reporting period, available-for-sale assets are written down to fair value through interest and financing costs, net on the consolidated statement of operations to reflect impairments that are considered to be other than temporary.  Transaction costs for available-for-sale financial assets are expensed as incurred.

Held-to-maturity, loans and receivables and other liabilities

Financial instruments classified as held-to-maturity, loans and receivables and other liabilities are measured at amortized cost using the effective interest method adding transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability to the amount.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2009, and 2008 and the nine month period ended
September 30, 2007
(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

(o)	Financial instruments (continued)

The following table summarizes the Company’s selected financial instrument classifications:

Financial instrument	Classification

Cash and cash equivalents and funds held in trust	Held-for-trading
Short-term deposits	Held-to-maturity
Marketable securities	Held-for-trading
Amounts and notes receivable	Loans and receivables
Life settlement contract receivable	Loans and receivables
Other receivables and related party advance	Loans and receivables
Investment in life settlement contracts	Held-for-trading
Accounts payable and accrued liabilities	Other liabilities
Accounts payable - other	Other liabilities
Convertible debentures	Other liabilities
Secured borrowing and due to broker	Other liabilities
Long term debt and promissory note payable	Other liabilities
Loan from related parties	Other liabilities

(p)	Comprehensive income

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

The Company also invests in life settlement contracts in the United States. However, as at September 30, 2009, the life settlement business does not constitute a clearly identifiable business segment.

(r)	Adoption of new accounting standards

i. Financial Instruments – Disclosures – Revised section 3862

The amendments to CICA HB 3862 expand the disclosures required in respect of fair value measurements and liquidity risk.  The Company has not provided comparative information for these expanded disclosures in the current year in accordance with the transitional relief offered in these amendments.  The result of the expanded disclosures required the Company to identify the degree to which the fair value is observable.  The Company’s analysis is included in Note 5(d).

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2009, and 2008 and the nine month period ended
September 30, 2007
(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

(r)	Adoption of new accounting standards (continued)

ii. Goodwill and Intangible Assets – Section 3064 and Financial Statement Concept – Section 1000

As at October 1, 2008 the Company adopted CICA HB 3064 and the revised HB 1000 on a retrospective basis, with restatement, and as a result has recorded an adjustment of $1,599,590 to deficit previously reported as at September 30, 2008. Whereas previously the Company deferred commission costs related to the sale of travel memberships and amortized these costs straight-line to income over a 5 year term these amounts no longer meet the criteria for asset recognition. The Company also previously capitalized costs relating to the set up of future businesses. As per the transitional requirements of the standards, the effects of adoption have been recorded on a retrospective basis. Accordingly, the Company has reflected an increase of $41,661 to previously reported net loss for the fiscal period ended September 30, 2008, a $228,455 decrease in previously reported income for the period ended September 30, 2007, and a reduction to deficit at October 1, 2006 of $1,352,796. The impact on the balance sheet was to reduce total assets in 2008 by $1,599,590 (2007: $1,641,251) and increase the retained deficit by $1,599,590 (2007: $1,641,251). There were no income tax impact from these changes.

	Previously
	Reported 2008	Adjustments	Restated 2008
Assets
Deferred Organization Costs	$258,556	$(258,556)	$–
Deferred Costs, net	1,341,034	(1,341,034)	–
Total Assets	31,081,180	(1,599,590)	29,481,590

Shareholders’ Equity
Deficit	(15,126,387)	(1,599,590)	(16,725,977)
Total Shareholders’ Equity	12,042,942	(1,599,590)	10,443,352
Total Liabilities and Shareholders’ Equity	$31,081,180	$(1,599,590)	$29,481,590

Expenses
General and administration	$2,340,578	$27,245	$2,367,823
Commission cost	319,488	(150,241)	169,247
Total Expenses	6,885,771	(122,996)	6,762,775
Foreign exchange gain (loss)	(503,784)	(81,335)	(585,119)
Total Non-operating Income (Loss)	1,499,098	(81,335)	1,417,763
Net Income (Loss) before non-controlling interest and income taxes	(1,669,519)	41,661	(1,627,858)
Net Income (Loss)	$(913,301)	$41,661	$(871,640
Basic earnings (loss) per share	$(0.02)	$0.00	$(0.02)
Diluted earnings (loss) per share	$(0.02)	$0.00	$(0.02)

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2009, and 2008 and the nine month period ended
September 30, 2007
(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

(r)	Adoption of new accounting standards (continued)

ii. Goodwill and Intangible Assets – Section 3064 and Financial Statement Concept – Section 1000 (continued)

	Previously
	Reported 2007	Adjustments	Restated 2007

Assets
Deferred Organization Costs	$149,976	$(149,976)	$–
Deferred Costs, net	1,491,275	(1,491,275)	–
Total Assets	20,035,886	(1,641,251)	18,394,635

Shareholders’ Equity
Deficit	(14,213,086)	(1,641,251)	(15,854,337)
Total Shareholders’ Equity (c)	12,926,243	(1,641,251)	11,284,992
Total Liabilities and Shareholders’ Equity	$20,035,886	$(1,641,251)	$18,394,635

Expenses
General and administration (c)	$761,610	$409,587	$1,171,197
Commission cost	518,363	138,479	656,842
Total Expenses	4,785,105	548,066	5,333,171
Net Income (loss) before non-controlling interest and income taxes	(2,212,467)	(548,066)	(2,760,533)
Foreign exchange loss	–	259,611	259,611
Net Loss	$(2,212,467)	$(288,455)	$(2,500,922)
Basic earnings (loss) per share	$(0.11)	$(0.02)	$(0.13)
Diluted earnings (loss) per share	$(0.11)	$(0.02)	$(0.13)

iii. Credit Risk and the Fair Value of Financial Assets and Liabilities – EIC 173

On January 20, 2009 the Company adopted EIC-173 – Credit risk and the fair value of financial assets and financial liabilities. This EIC requires that the Company should consider both the Company’s own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative financial instruments, The Company reviewed the impact of EIC-173 and there was no impact on the financial statements. The Company did not retrospectively apply this EIC.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2009, and 2008 and the nine month period ended
September 30, 2007
(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

(s)	Adoption of future accounting standards

i. Business Combinations – 1582

In January 2009, the CICA issued Section 1582 – Business Combinations, which replaces Section 1581 – Business Combinations, and Section 1601 – Consolidated Financial Statements and Section 1602 – Non-Controlling Interests, which replace Section 1600 – Consolidated Financial Statements. These new sections are effective for years beginning on or after January 1, 2011 with earlier adoption permitted. Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. As well acquisition costs are not part of the consideration and are to be expensed when incurred.

ii. Accounting changes – 1506

In June 2009, the CICA issued amendments to CICA Handbook Section 1506, Accounting Changes. Section 1506 was amended to exclude from its scope changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting. The amendments were effective for annual and interim financial statements relating to fiscal years beginning on or after July 1, 2009. The adoption of International Financial Reporting Standards (“IFRS”) is not expected to qualify as an accounting change under CICA 1506.

iii. Multiple Deliverable Revenue Arrangements – EIC175

In December 2009, the CICA issued EIC175 – Multiple Deliverable Revenue Arrangements. This EIC required the Company to divide revenue arrangements with multiple deliverables to be divided into separate units accounting, with separate revenue recognition criteria. The Company does not expect the adoption of EIC175 to have a material impact on the financial statements.

iv. International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended September 30, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2009, and 2008 and the nine month period ended
September 30, 2007
(Expressed in Canadian dollars)

3.	Marketable Securities

	Number of shares held	Cost	Quoted Market price per share	Fair Value

HSE Integrated	1,339,500	$622,625	$0.700	$937,650

Huntington Bancshares Inc.	250,000	$1,144,580	$5.0397	$1,259,925

SUNC2 Network Corp.	50,000	$77,242	$0.856	$42,800

Total	1,639,500	$1,844,447		$2,240,375

Investments in shares of public companies traded on a recognized securities exchange are recorded at the closing bid prices on the last day the security traded on, or prior to, the consolidated balance sheet date.

Due to broker consists of margin borrowings less cash advanced collateralized by the Company’s investments held at the broker. In the normal course of business, the Company utilizes the margin borrowings to finance some of its marketable securities activities. At September 30, 2009 the Company owed $569,996 (2008: $nil). The margin account is due on demand and is subject to margin calls. All securities held by the broker are pledged in relation to the brokers account.

4.	Segment reporting

The Company operates in one business segment being hospitality and tourism.
	September 30 2009	September 30 2008
Identifiable Assets
Canada	$14,423,203	$20,850,991
United States of America	4,052,220	8,630,599
Total Assets	$18,475,423	$$29,481,590
Revenue
Canada	$3,740,558	$3,717,154
United States of America	–	–
Total Revenue	$3,740,558	$3,717,154
Net Income (loss)
Canada	$(6,045,762)	$(4,242,830)
United States of America	701,479	3,371,190
Total net income (loss)	$(5,344,283)	$(871,640)

All membership and travel revenues are earned in Canada (2008 100%).  There are no major customers that account for 10% or more of the Company’s revenue (2008: nil).

All gains on the investment in life settlement contracts are derived from life insurance policies held in the USA (2008: 100%).  There are no insured parties that account for 10% or more of the Company’s revenue (2008: 1 insured party).

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2009, and 2008 and the nine month period ended
September 30, 2007
(Expressed in Canadian dollars)

5.	Financial Instruments

The Company’s financial instruments and the types of risks to which their carrying values are exposed are as follows:

Risks
	Credit	Liquidity	Foreign Exchange
Measured at amortized cost:
Accounts & notes receivable	X
Other receivables	X
Accounts payable and accrued liabilities		X
Convertible debentures		X
Secured borrowings		X	X
Long term debt		X	X
Loans from related parties		X
Due to broker		X
Related party advance	X
Measured at fair value:
Cash and cash equivalents	X		X
Funds held in trust	X		X
Short- term deposits	X
Marketable securities	X
Investment in life settlement contracts	X		X

There was no change to the risks faced by the Company for the year ended September 30, 2009.

(a)	Credit risk

Credit risk is the risk that a party to one of the Company’s financial instruments will cause a financial loss to the Company by failing to discharge an obligation. The carrying values of the Company’s financial assets, which represent the maximum exposure to credit risk, are as follows:

	September 30,	September 30
	2009	2008

Cash and cash equivalents	$1,825,635	$228,864
Funds held in Trust	–	79,493
Short-term deposits	14,685	14,210
Marketable securities	2,240,375	–
Amounts and notes receivable	387,727	749,612
Investment in life settlement contracts / life settlement contracts receivable	4,052,220	8,883,245
Other receivables	17,284	5,738
Related party advance	205,000
Total	$8,742,926	$9,961,162

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2009, and 2008 and the nine month period ended
September 30, 2007
(Expressed in Canadian dollars)

5.	Financial Instruments (continued)

(a)	Credit risk (continued)

Cash and cash equivalents and short term deposits: Credit risk associated with these assets is minimized substantially by ensuring that these financial assets are placed in debt instruments of well-capitalized financial institutions.

Amounts and notes receivable and other receivables: Credit risk associated with these assets is minimized due to their nature. All notes receivable are carried at net after allowing for bad debts and unearned interest. The provision for doubtful amounts receivable is an estimate based on an assessment of individual accounts and the length of time balances have been outstanding. As of September 30, 2009 the allowance for doubtful amounts and note receivables totaled $328,361 (2008 - $ 340,474).

Allowance for doubtful amounts, beginning of the year:	$ 340,474
Net bad debts provisions (recovery)	$ (12,113)
Allowance for doubtful amounts, end of year:	$ 328,361

(b)	Liquidity risk

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

Expected payments by period as at September 30, 2009

	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	5 + years	Total
Accounts payable and accrued liabilities	$614,847	–	–	–	–	–	614,847
Due to broker	569,996	–	–	–	–	–	569,996
Secured borrowing	263,694	–	–	–	–	–	263,694
Loans from related parties	486,379	–	–	–	–	–	486,379
Convertible debentures	40,486	–	–	–	–	–	40,486
Life settlement premiums*	248,734	563,454	591,626	620,969	656,269	4,270,596	6,951,648
Long-term debt	145,625	177,043	145,487	139,784	4,760,460	-	5,368,399
Lease and Contracts	154,397	76,007	7,508	4,803	–	–	242,715
TOTAL	$2,524,158	816,504	744,621	765,556	5,416,729	4,270,596	14,538,164

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2009, and 2008 and the nine month period ended
September 30, 2007
(Expressed in Canadian dollars)

5.	Financial Instruments (continued)

(b)	Liquidity risk (continued)

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

Market risk is the risk that fair value or future cash flows of financial instrument will fluctuate because of changes in interest rates, other market prices, and/or foreign currency exchange rates. The carrying amounts of the Company’s financial instruments are not subject to interest rate risk. In 2009 the construction loan was converted to a loan having a fixed interest rate (note 12). Life settlement contracts are measured at fair value on each balance sheet date. Market risks associated with the financial standing of the issuer and changes in economic conditions affecting the issuer may affect the fair value of such financial instruments.

The following table sets out a sensitivity analysis of the effect of the Company’s financial instruments that are subject to foreign currency risk by applying reasonable possible changes in the USD foreign currency rates relative to the Company’s functional currency, the Canadian dollar

	Foreign Currency Risk(1)
		-10%(1)	+10%(1)
	Carrying amount	Net	Net
	September 30, 2009	earnings	earnings
Financial assets
Cash and cash equivalents	$13,561	$(1,356)	$1,356
Marketable securities	1,302,725	(130,273)	130,273
Investment in life settlement contracts	4,052,220	(405,223)	405,223
Financial liabilities
Due to Broker	569,996	57,000	(57,000)
Long term debt – current	138,525	13,853	(13,853)
Long term debt – non current	5,182,838	518,284	(518,284)
Total (decrease) increase		$52,285	$(52,285)

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2009, and 2008 and the nine month period ended
September 30, 2007
(Expressed in Canadian dollars)

5.	Financial Instruments (continued)

(c)	Market risk (continued)

		Foreign Currency Risk(1)
			-10%(1)	+10%(1)
		Carrying amount	Net	Net
		September 30, 2008	earnings	earnings
Financial assets
Cash and cash equivalents		$228,864	$(22,886)	$22,886
Funds held in trust		79,493	(7,949)	7,949
Life Settlements contract receivable		5,371,606	(537,161)	537,161
Investment in life settlement contracts		3,258,993	(325,900)	325,900
Financial liabilities
Long term debt – current		363,756	36,376	(36,376)
Promissory note payable		7,602,530	760,253	(760,253)
Long term debt – non current		4,211,715	421,172	(421,172)
Total (decrease) increase	$		$323,905	$(323,905)

(1)	Displayed is the effects on the Company’s US dollar denominated financial assets and liabilities if the value of the US $ increases or decreases by 10%:

The Company is exposed to currency risk in relation to their US dollar financing referred to in note 12 and the investment in life settlement contracts (note 6) denominated in US dollars. The Company has not entered into any foreign currency contracts to mitigate this risk.

d)	Fair value

Carrying amounts of certain of the Company’s financial instruments, including amounts and notes receivable, other receivables, related party advance, accounts payable, accounts payable – other, accrued liabilities, due to broker, secured borrowing, loans from related parties and convertible debentures approximate fair values due to their short-term maturities.

The fair value of other financial instruments are as follows:

	Carrying Value	Fair Value
Long-term debt	$5,222,774	$5,352,673

* Fair values for long-term debt are determined with reference to market interest rates at September 30, 2009.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2009, and 2008 and the nine month period ended
September 30, 2007
(Expressed in Canadian dollars)

5.	Financial Instruments (continued)

d)	Fair value (continued)

Fair Value Analysis

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into levels 1 to 3 based on the degree to which fair value is observable:

Level 1 fair value measurements are those derived from quoted prices (unadjusted ) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	Level 1	Level 2	Level 3
Held-for-trading financial assets
Cash and cash equivalents	$ 1,825,635	-	-
Short term deposits	14,685	-	-
Marketable securities	2,240,375	-	-
Investment in life settlement contracts	-	-	$ 4,052,220

There were no significant transfers between Level 1 and 2 in the period. Reconciliation of Level 3 fair value measurements of financial assets: Unquoted life settlement policies

Opening balance	$3,258,993
Total gains or losses
In profit or loss (Note 6)	775,207
In other comprehensive income	-
Purchases	18,020
Sales	-
Transfers out of level 3	-
Closing balance	$4,052,220

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2009, and 2008 and the nine month period ended
September 30, 2007
(Expressed in Canadian dollars)

5.	Financial Instruments (continued)

Fair Value Analysis (continued)

Unquoted life settlement policies include holdings in unlisted life settlement policies which are measured at fair value.  Fair value is estimated using a discounted cash flow model, which includes some assumptions that are not supportable by observable market prices or rates.  In determining the fair value, a life expectancy, premium growth factor of 5.0% (2008: nil) and a discount factor of 12% (2008: 10%) are used.  If the life expectancies were increased or decreased by 2 months, discount factors were increased or decreased by 2%, premium growth rates were increased and decreased by 1%, while all other variables are held constant, the carrying value of the investment in life settlement policies would increase (decrease) by:

	Life Expectancy		Discount Rate		Premium Growth
	+10 Months	(10 Months)	+2%	(2%)	+1%	(1%)
Investment in life settlement	$3,547,740	$5,474,583	$3,824,382	$4,404,380	$3,915,314	$4,295,937
Increase / (Decrease)	($504,480)	$1,422,363	($227,838)	$352,160	($136,906)	$243,717

6.	Investments in life settlement contracts

The Company purchases life settlement contracts for long term investment purposes and accounts for these investments under CICA HB 3855. The Company designated the investments in life settlement contracts as held-for-trading that are recorded at fair value on each reporting date. As of September 30, 2009 and 2008 the Company has the following investment in life settlement contracts: The table below summarizes the attributes of outstanding life settlement contracts at September 30, 2009 and 2008:

	Number of	Estimated Fair	Face	Face
Year	contracts	value	value (CAD)	value (USD)

2008	5	$ 3,258,993	$ 27,483,207	$ 25,930,000
2009	5	$ 4,052,220	$ 27,802,146	$ 25,930,000

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2009, and 2008 and the nine month period ended
September 30, 2007
(Expressed in Canadian dollars)

6.	Investments in life settlement contracts (continued)

For the years ended September 30, 2009 and 2008 and the nine months ended September 30, 2007, the investments experienced the following gains:

	Realized	Unrealized
Year	Gains (Losses)	Gains (Losses)

2007	$–	$–
2008	$3,736,541	$1,710,923
2009	$–	$775,207

At September 30, 2008 the Company had a life settlement contract receivable of $5,371,606 following the settlement of a life insurance policy in 2008. As a result of the settled contract, the company had recognized a gain of $3,736,541 in the year ended September 30, 2008. The Company received the proceeds from the settled life insurance policy during the year ended September 30, 2009. No life insurance policies settled during the year ended September 30, 2009.

Fair value is estimated in good-faith based on information available to the Company on those dates. The Company considers the following factors in its fair value estimates: cost at date of purchase; recent purchases and sales of similar investments, financial standing of the issuer, changes in economic conditions affecting the issuer; standard actuarially developed mortality tables and industry life expectancy reports.

Assumptions : The fair value of life settlement contracts are estimated using present value calculations, with the following weighted average assumptions. These assumptions are by their nature inherently uncertain and the effect of changes in estimates may be significant. Information about the extent to which the fair value could reasonably vary in the near term, is disclosed in note 5 d), by disclosing the effect of changes in significant underlying assumptions used to estimate the amount.

	September 30, 2009	September 30, 2008

Average age of insured	80 years	79 years

Average life expectancy	10 years	10 years
Expected premium growth	5%	5%
Average maturity value	$5,200,000	$5,200,000
Mortality rates Discount rate	Standard Life Expectancy 12%	Standard Life Expectancy 10%

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2009, and 2008 and the nine month period ended
September 30, 2007
(Expressed in Canadian dollars)

7.	Property and Equipment

		Accumulated		Net Book
September 30, 2009	Cost	Amortization	Impairment	Value

Motor vessels	$13,726,249	$307,312	$4,148,595	$9,270,342
Vehicles	75,000	35,417	–	39,583
Equipment	270,305	120,588	–	149,717
Computers	9,559	6,488	–	3,071
Leasehold improvements	183,207	83,599	–	99,608

	$14,264,320	$553,404	$4,148,595	$9,562,321

		Accumulated		Net Book
September 30, 2008	Cost	Amortization	Impairment	Value

Motor vessel	$11,746,281	$–	$1,800,000	$9,946,281
Vehicles	75,000	10,417	–	64,583
Equipment	217,311	76,955	–	140,356
Computers	7,737	5,629	–	2,108
Leasehold improvements	147,792	53,619	–	94,173
Land	9,221,693	–	1,619,163	7,602,530

	$21,415,814	$146,620	$3,419,163	$17,850,031

Accumulated amortization and write-downs includes a $2,348,595 (2008 - $1,800,000) impairment charge against motor vessels. For the year ended September 30, 2008, accumulated amortization and write-downs included impairment charge $1,619,163 against the Needles property.

The value of property, plant & equipment not in use at September 30, 2009 are $nil (2008: Motor vessel $9,946,281).  Assets that are not in use have not been depreciated during the year.

The carrying value of items of Property Plant and Equipment that are under capital leases are vehicles with a carrying value of $39,583 (2008: $64,583).  The cost and accumulated amortization for the vehicles is $75,000 and $35,417 respectively (2008: $75,000 and $10,417).

From time to time during the year, the Company has made property, plant and equipment, when not in use, available to management and employees for which management and employees reimburses the Company for all direct charges and sundry costs.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2009, and 2008 and the nine month period ended
September 30, 2007
(Expressed in Canadian dollars)

7.	Property and Equipment (continued)

The Company recognized an impairment loss on the carrying value of the motor vessel that was completed during the year, in the amount of $2,348,595 (2008: $1,800,000). Due to the current economic environment, and cost overruns associated with the construction of the vessel, the Company concluded that the vessel had a market value of $9,182,697 (2008: 9,946,281). As the motor vessel has not been in use, the Company was unable to prepare a discounted cash flow analysis to determine the value in use, As an alternative the fair value of the motor vessel was determined based on the amortized replacement cost. Under the amortized replacement cost method, the replacement costs for significant components of the motor vessel were obtained, and depreciated to current market value based on a review by an independent specialist marine surveyor.

On January 15, 2009 the Needles Property held by Colorado River Resorts was foreclosed. As a result of the foreclosure the land was returned to the promissory note holder in exchange for full and final settlement of the debt obligation. The Company has derecognized the land in 2009 resulting in a decrease to property plant and equipment of $7,602,530 (2008: 1,619,163) (see note 20(b)).

8.	Intangible Assets

As of September 30, 2009, the Company had finite-lived intangible assets which totaled $ Nil (2008 – $1,918,062), net of accumulated amortization of $1,369,476 (2008 - $684,738) and impairment of $1,233,324 (2008 - $nil). At September 30, 2008, the Company had one finite-lived intangible asset which consisted of vacation club memberships acquired from Family Vacation Centers on October 18, 2007 as discussed further in Note 20 to these consolidated financial statements.

During the year, the Company began to develop and create its own computerized membership database based on new technology, to replace the aging legacy membership database system the Company is currently employing. The database is expected to be completed & implemented in 2010.  The cost of developing the database during 2009 was $72,168 (2008: $nil).  The total unspent cost of developing the replacement database is approximately $30,000.  As the computerized membership database is not completed at balance date, no amortization has been recognized.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2009, and 2008 and the nine month period ended
September 30, 2007
(Expressed in Canadian dollars)

8.	Intangible Assets (continued)

Intangible assets	September 30,	September 30,
	2009	2008

Purchased access rights to wholesale price condo	$–	$32,425
Accumulated amortization	–	(5,373)
Impairment write-down	–	(27,052)
Vacation club membership (note 20(a))	2,602,800	2,602,800
Accumulated amortization	(1,369,476)	(684,738)
Impairment write-down (i)	(1,233,324)	–
	–	1,918,062

Development of computerized membership database	$72,168	$–
Total intangible assets	$72,168	$1,918,062

(i)	During 2009 the Company identified that certain family vacation club members acquired were no longer maintaining active membership and were impaired and accordingly recognized an impairment of $1,233,324.

9.	Deferred Revenue

	September 30,	September 30,
	2009	2008
Deferred membership sales	$2,404,163	$3,492,166
Additional deferred revenue	517,769	–
Current portion	(1,439,840)	(1,088,003)
	$1,482,092	$2,404,163

The deferred membership sales and dues relates to the portion of revenue, which entitles members to use the Company’s vacation and travel club privileges at a future date. Management’s best estimate for life time memberships is that they are active for 5 years (2008 – 5 years, 2007 – 5 years). Management’s best estimate is based on historical data for all travel memberships. The revenue is recognized as indicated in note 2(b).

During 2009, the Company entered into travel club membership agreements with a total value of $Nil (2008 - $2,400,019; 2007 - $739,788).  As described in note 2(b), the revenue from these memberships are recognized in the year of purchase evenly over the term of the membership.

Commission costs are expensed as incurred.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2009, and 2008 and the nine month period ended
September 30, 2007
(Expressed in Canadian dollars)

10.	Secured Borrowing

The Company has entered an agreement whereby it factors the promissory note receivables to a third party.  Under the terms of the factorization agreement, the risk of default by the note receivable holder remains with the Company, and the Company is obligated to repurchase any note receivables that do not perform to the satisfaction of the third party.  Therefore the transaction does not qualify the Company to derecognize the notes receivable.

The factorization transaction is collateralized against the notes receivable. The effective interest rate of the secured borrowing is 15% (2008 – 15%).

As at September 30, 2009 the Company had an outstanding liability to the third party as set out below:

	September 30,	September 30,
	2009	2008

Balance, beginning of period	$137,321	$-
Sales of note receivables during the year	80,637	111,833
Amortization of discount	63,757	25,488
Collection of note receivable during the year	(18,021)	-

Balance, end of period	$263,694	$137,321

11.	Debentures

Between April 19 and December 15, 2000, the Company issued unsecured convertible debentures in the aggregate amount of approximately $98,000 to friends and family of former officers and directors of the Company. The debentures matured between April 19 and December 15, 2002, are no longer convertible, no longer continue to bear interest and $34,310 remained unpaid since that date. The Company has been unable to contact the debenture holders. The holder of a debenture had the right at any time after the issuance until maturity to voluntarily convert to common shares of the issuer at a rate of US $6.00 to US $12.50 per common share per share. The debentures are fully matured as of 2002. As of September 30, 2009 and 2008, accrued interest on the debentures amounted to approximately $6,176.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2009, and 2008 and the nine month period ended
September 30, 2007
(Expressed in Canadian dollars)

12.	Long-Term Debt

The Company has secured a long-term loan to complete the refit project of the vessel.

	September 30,	September 30,
	2009	2008
Loan in US funds for vessel
at 7% per annum for a 5 year term	$5,312,048	$4,504,575
Lease financing against motor vehicle	56,351	70,896
Less: current portion	(145,625)	(363,756)
Long-term portion	$5,222,774	$4,211,715

The Company has secured a long-term loan to complete the refit project of the vessel.

The construction loan was secured by the motor vessel and by a personal guarantee from two of the directors of the Company up to the value of the construction loan. Interest on the construction loan is capitalized in the Property and Equipment balance. The interest rate on the construction loan was LIBOR plus 3.25%.

In February 2009, the Company converted its construction loan with Caterpillar Financial Services to a loan facility of $5 million US dollar with a 5 year term and a fixed interest rate of 7% per annum. The loan is secured by the motor vessel and by a personal guarantee from two of the directors of the Company up to the value of the permanent loan. Interest of $120,819 was capitalized on the construction during the year (2008 – $307,917; 2007 – $361,376). Capitalization of interest ceased in February 2009.

The Company lease financed a motor vehicle during the year September 30, 2008. The loan is in the form of a capital lease repayable in equal installments over 36 months and is secured by a guarantee over the motor vehicle. The minimum lease payment for the lease is $1,838 per month, interest rate at 8.5% per annum and the guaranteed residual value is $32,000. The imputed interest rate for the capital lease is 9.2% per annum, and has a maturity date of June 5, 2011. The carrying value of the motor vehicle is $39,583 (2008 – $64,583).

Interest expense of $346,300 is included in General and administration during the year (2008 – $33,043; 2007 – $34,268).

The expected repayments of long term debt for the five following twelve month periods ended September 30, 2009 are as follows:

	Permanent loan	Vehicle lease	Total
2010	$ 129,210	$ 16,415	$ 145,625
2011	137,107	39,936	177,043
2012	145,487	–	145,487
2013	139,784	–	139,784
2014	4,760,460	–	4,760,460
Thereafter	–	–	–

Total long term debt	$ 5,312,048	$ 56,351	$ 5,368,399

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2009, and 2008 and the nine month period ended
September 30, 2007
(Expressed in Canadian dollars)

13.	Capital Stock

(a)	The authorized capital stock:

Unlimited - Common shares without par value

Unlimited - Series “A” - Preference non-dilutive convertible shares without par value (convertible to 100% of outstanding common shares at the time of conversion). Series “A” preference share holders are not entitled to notice of or to attend any meetings of the common shareholders of the Company. Each Series A preference shareholder is entitled to one vote for each series “A” preference share held for any matters submitted to holders of preference shareholders for consideration. Series “A” preference shares are convertible to 50% of the outstanding share common share capital after the date of conversion. The Company considers the series “A” shares to be contingently issuable shares, as the approval from100% of the series “A” shareholders must approve of the transaction before the shares can be issued has not been made.

Unlimited - Series “B” - Preference convertible shares without par value (convertible to one common share for each preferred share held). Series “B” preference shareholders are not entitled to notice or to attend any meetings of common shareholders of the Company. Each Series “B” preference shareholder is entitled to one vote for each series A preference share held for any matters submitted to holders of preference shareholders for consideration. Series “B” preference shareholders are entitled to convert the shares into 13,933,983 shares at the holders discretion.

(b)	The issued capital stock of the Company is as follows: 13,933,983 Series “A” preferred shares convertible for no consideration and 13,933,983 Series “B” preferred shares convertible for no consideration (2008, 2007 – 13,933,983) and common shares as follows:

	Number of
	Common	Share	Contributed
	Shares	Capital	Surplus

Balance, September 30, 2007	28,409,611	$24,194,793	$2,944,536
Stock options exercised	30,000	61,159	(31,159)

Balance, September 30, 2008	28,439,611	$24,255,952	$2,913,377
Stock options exercised	150,000	351,238	(155,796)
Shares issued for business acquisition (note 20(a))	267,373	1,203,179	–

Balance, September 30, 2009	28,856,984	$25,810,369	$2,757,581

(i)	On April 16, 2007, the Company's common shares were forward split on a three new for one old basis.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2009, and 2008 and the nine month period ended
September 30, 2007
(Expressed in Canadian dollars)

13.	Capital Stock (continued)

Weighted average outstanding common stock for the calculation of earnings (loss) per share for each of the period presented:

	Year ended	Year ended	Nine months
	September 30,	September 30,	ended September
	2009	2008	30, 2007
Weighted average common shares	28,553,321	28,425,526	18,477,377
Series B preferred shares conversion	13,933,983	13,933,983	4,899,862
Basic and diluted common stock	42,487,304	42,359,509	23,377,239

For the years ended September 30, 2009, September 30, 2008 and the nine month period ended September 30, 2007, outstanding stock options and preferred shares were not included in the calculation of diluted earnings (loss) per share as their effect would be antidilutive.

Diluted weighted average common stock includes common stock issuable if Series A and Series B preferred shares are converted and 2,655,000 (2008: 2,805,000) stock options outstanding that are in the money are exercised assuming that any proceeds would be used to purchase common stocks at the average market price during the period.

(c)	Options

On July 5, 2007, the Company’s board of directors adopted a stock option plan, subsequently approved by shareholders and adopted by the Company, under which the Company is authorized to grant options to directors, employees and consultants to acquire up to 10% of the issued and outstanding common stock. The exercise price of each option shall not be less than 80% of the market price of the Company’s stock on the date of grant. The options can be granted for a maximum term of five years and vest as determined by the board of directors. The Company’s shares are traded in United States dollars, and options granted to date have been denominated in Unites States funds or the Canadian equivalent thereof.

The Company did not expand the stock option plan during the year under review after reserving 2,850,000 shares in the common stock of the Company for the nine month period ended September 30, 2007. The options vested immediately, exercisable at $1 per share and will expire in July 2012. No options were granted during the year ended September 30, 2009 and 2008.

(d)	Stock-based compensation

There was $Nil Stock-based compensation cost included in wages for the year ended September 30, 2009 (2008 - $Nil, nine-month period ended September 30, 2007 - $2,944,536). In the nine month period ended September 30, 2007, is stock-based compensation was recognized for options granted to directors, employees and consultants of the Company.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2009, and 2008 and the nine month period ended
September 30, 2007
(Expressed in Canadian dollars)

13.	Capital Stock (continued)

(d)	Stock-based compensation

The table below summarizes the outstanding and exercisable stock options as at September, 30 2009 and 2008:

	Number	Exercise
	of Options	Price (US $)

Balance, October 1, 2007	2,835,000	$1.00
Exercised during the year ended September 30, 2008	(30,000)	$1.00

Balance, September 30, 2008	2,805,000	$1.00
Exercised during the year ended September 30, 2009	(150,000)	$1.00

Balance, September 30, 2009	2,655,000	$1.00

The table below summarizes the attributes of the outstanding stock options as at September 30, 2009:

Options Outstanding			Options Exercisable
Exercise	Number	Remaining	Number	Exercise
Price (US $)	of Options	Contractual Life	of Options	Price (US $)

$1.00	2,655,000	2.75 years Expiry June 30, 2012	2,655,000	$1.00

The fair value of stock options used to calculate stock-based compensation is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

September 30, 2007

Dividend rate	–
Expected volatility	209%
Interest rate	4.88%
Expected life	5 years

                The weighted average grant date fair value was $1.04.

(e)	Contributed surplus

Balance, October 1, 2008	$2,944,536
Stock-options exercised	(31,159)
Balance, September 30, 2008	2,913,377
Stock-options exercised	(155,796)
Balance, September 30, 2009	$2,757,581

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2009, and 2008 and the nine month period ended
September 30, 2007
(Expressed in Canadian dollars)

14.	Income Taxes

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

			Nine month
	Year ended	Year ended	period ended
	September 30,	September 30,	September 30,
	2009	2008	2007
		(Restated)	(Restated)
Statutory income tax rate	30.1%	31.5%	33.9%

Statutory rate applied to income (loss) from
operations before income taxes	$(1,086,500)	$(512,775)	$(847,813)
Permanent differences	2,800	(458,959)	1,007,468
Difference in tax rates between foreign jurisdiction	61,000	–	–
Non-capital losses not previously recognized	–	859,047	–
Investment in life settlement contracts	327,800	–	–
Effect of reduction in statutory tax rate	199,900	–	–
Expense due to differences in tax jurisdictions	1,086,100	–	–
Others	105,370	(96,845)	(112,163)
Increase (decrease) in valuation allowance	1,019,500	218,933	(47,492)

Income tax expense	$1,715,970	$9,401	$–
Comprising:

Income taxes (recovery) expense – current	$3,970	$9,401	$–
Income taxes – future	$1,712,000	$–	$–

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2009, and 2008 and the nine month period ended
September 30, 2007
(Expressed in Canadian dollars)

14.	Income Taxes (continued)

The significant components of the Company’s future income tax assets and liabilities are as follows:

	September 30,	September 30,
	2009	2008

Future income tax assets (liabilities):
Non-capital loss carry forwards	$2,243,000	$1,857,000
Cumulative eligible capital	400,000	430,000
Capital loss carry forwards	154,000	154,000
Excess (deficiency) of tax cost over book value
of property and equipment	107,000	383,000
Excess (deficiency) of tax cost over book value
of intangible assets	1,051,000	601,000
Marketable securities	(91,000)	–
Investment in Life settlement contracts	(1,712,000)	–
	1,906,000	2,995,000
Valuation allowance	(3,464,000)	(2,995,000)

Future income taxes, net	$(1,712,000)	$–

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

The Company has Canadian non-capital income tax loss carry forwards of approximately $8,970,000 available to reduce future years’ taxable income expiring between 2009 and 2028. The tax benefits and the associated valuation allowance was decreased by $550,500, representing the tax effect of losses and other assets which were impacted by the foreclosure of the Needles Property held by Colorado River Resorts LLC (Note 7).

The Company has a capital loss carry-forward of approximately $614,000 (2008: $614,000).

The accounting estimates related to the liability for uncertain tax positions require the Company to make judgments regarding the sustainability of each uncertain tax position based on its technical merits. If the Company determines it is more likely than not a tax position will be sustained based on its technical merits, the Company records the impact of the position in its consolidated financial statements at the largest amount that is greater than 50% likely of being realized upon ultimate settlement. These estimates are updated at each reporting date based on the facts, circumstance and information available. Changes in estimates are recognized in current and future periods as appropriate.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2009, and 2008 and the nine month period ended
September 30, 2007
(Expressed in Canadian dollars)

14.	Income Taxes (continued)

Actual income tax expense, income tax assets and liabilities could vary significantly due to future changes in income tax laws, significant changes in the taxability of certain proceeds received by the Company particularly between Canadian and US jurisdictions, or unpredicted results from the final assessment of each year’s liability, if any, by various taxing authorities.

15	Capital Management Policy

Management determines the Company’s capital structure and makes adjustments to it based on funds available to the Company, in order to support the Company’s business and investments.  Management has not established quantitative return on capital criteria for capital management.

The Company will be dependent in the future upon external financing to fund future acquisitions and its administrative costs.  The Company will spend existing working capital and raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that its approach, given the relative size of the Company, is reasonable.

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company considers the items included in shareholders’ equity as capital.  The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets to reduce debt or return capital to shareholders.  The Company is not subject to externally imposed capital requirements. There have been no changes made to the capital management policy during the year.

16.	Commitments

In addition to other obligations disclosed elsewhere:

(a)	The Company has commitments in respect of operating leases with total aggregate payments due of approximately $101,595 (2008 - $170,780). Payments due in each of the next five years are as follows:

2010	$67,277
2011	22,007
2012	7,508
2013	4,803
2014	–

Total	$101,595

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2009, and 2008 and the nine month period ended
September 30, 2007
(Expressed in Canadian dollars)

16.	Commitments (continued)

(b)	The Company has commitments in respect of office leases with total aggregate payments due of approximately $141,120 (2008 - $44,240). Payments due in each of the next two years are as follows:

2010	$87,120
2011	54,000

Total	$141,120

17.	Contingent liability

The Company has been named as a defendant with respect to injuries sustained at a travel seminar organized by a person licensed to sell travel memberships on behalf of the Company. The Company in conjunction with its insurance company has defended the claim, on the basis that it neither conducted its business from the premises at issue nor organized the seminar at issue. The Company considers the above suit frivolous, a nuisance, and without merit. Accordingly, it is not possible at this time to assess the likelihood of recovery or to estimate the possible quantum of damages. The Company has liability insurance to mitigate any financial loss to the Company.

18.	Related Party Transactions

In addition to related party transactions disclosed elsewhere in these financial statements, the following transactions have occurred:

(a)	The Company reimbursed $138,717 (2008 - $112,565 and nine month period ended September 30, 2007 $113,297) to directors for expenditures made on behalf of the Company.

(b)	At September 30, 2009, directors and officers advanced $486,379 (2008 - $1,089,031) to the Company in the form of loans and short-term financing. The amounts advanced from directors and officers are unsecured, non-interest bearing and repayable on demand.

(c)	During fiscal 2008 and 2007, a SUV 7 passenger limousine owned by a director and officer of the Company was sold to the Company for $115,000. The Company subsequently lease- financed the vehicle.

(d)	Loans from related parties totaling $602,652 (2008 - $Nil) were repaid during the year.

(e)	The Company advanced $225,000 to an Officer/ Director for the purchase of a 43’ motor vessel. However, as at September 30, 2009 the motor vessel ownership had not been transferred to the Company, and accordingly the amount has been recognized as a related party advance in the financial statements. The related party advance was fair valued at an interest rate of 9.9% at $205,000, with a $20,000 charge to Wages.

All of the above transactions and balances are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2009, and 2008 and the nine month period ended
September 30, 2007
(Expressed in Canadian dollars)

19.	Amounts and Notes Receivable

The Company receives promissory note receivables from the sale of travel memberships to third parties. The promissory notes have an average rate of interest of 9.9%pa (2008: 9.9%) and an average maturity of 37 months (2008: 49 months). The promissory notes are unsecured.

	2009	2008
Current	$160,920	$345,579
Non-Current	$205,136	$404,033
	$366,056	$749,612
	2009	2008
Past due Amounts and Notes Receivable	$61,194	$30,762

As of September 30, 2009 the allowance for doubtful amounts and note receivables totalled $210,923 (2008 - $ 150,557).  At September 30, 2009 promissory note receivables of $236,637 (2008: $137,321) have been provided as security for the secured borrowing (see note 10).

During the year ended September 30, 2009 the Company entered into an agreement to purchase note receivables from a third party with a face value of $146,700 for cash consideration of $89,081.  In accordance with HB 3855 these notes were initially recognized at a fair value of $141,516 with an initial gain recognized in interest income of $44,144.  The notes receivable acquired are subsequently measured as loans and receivables at amortized cost.

20.	Acquisitions

(a)	Family Vacation Centers

Effective October 18, 2007, the Company completed a business acquisition of Family Vacation Centers (“The Vendor”), consisting of the notes receivable and vacation club memberships for an amount of $3,052,866. The Company did not purchase the outstanding capital stock of the Vendor and no debt or obligations of the Vendor were assumed.

Consideration given was cash payment in the amount of $1,849,589 and an amount $1,203,277 payable in the form of a fixed number of shares (267,373 shares) was to be issued in capital stock of the Company and had been accrued in accounts payable as at September 30, 2008. The Company settled the obligation in full by issuing 267,373 shares of the Company, by September 30, 2009.

Given the present economic condition, the Company has ceased actively selling new travel club memberships from this location in 2008. The Company continues to operate the vacation club and derive cash flow from the notes receivable.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2009, and 2008 and the nine month period ended
September 30, 2007
(Expressed in Canadian dollars)

20.	Acquisition (continued)

The assets of Family Vacation Centers at the time of acquisition were:

Purchase price	$3,052,866

Purchase price allocation
Notes receivable	450,066
Vacation club membership	2,602,800

Total	$3,052,866

Purchased memberships were considered an intangible asset, and are amortized over the remaining term of the membership up to a maximum of 5 years. During the year ended September 30, 2009 the Company recognized an impairment of $422,074 (2008 - $Nil) and amortization of $512,455 (2008 - 684,738) in its statements of operations related to the acquired intangible assets.

(b)	Investment in Colorado River Resorts LLC

During the year ended September 30, 2008, the Company acquired a 54% interest in the Colorado River Resorts, LLC, (the “LLC”) a real estate development project in Needles, California, in January 2008 for cash consideration of US $1.0 million. The project was for the acquisition of the property, the preparation, design and engineering studies for the subdivision and sale of paper lots.

At the date of the acquisition, the net financial position of the LLC was a deficit; net liabilities were comprised substantially of cash and a deposit on the proposed property acquisition offset by a loan payable. As the LLC was in a net deficit position, the purchase price adjustment of $77,059 representing cumulative general and administrative expenses of the LLC was written off. As the LLC failed to secure the additional investment financing required to complete the project, the Company’s ownership interest in the LLC was 54%, resulting in the requirement to consolidate the LLC by including the land $9,221,692 and promissory note payable secured by the land $7,602,530.

Subsequent to the investment by the Company and others, the LLC entered into a sale and purchase agreement to acquire land for future development. The acquisition was financed through cash of $2,108,032 (US$1,988,897), and a five year vendor take-back promissory note payable of $7,331,196 (US $6,916,875).

The promissory note payable was an interest only note, payable quarterly and was secured solely by a first priority charge on the property. The note interest rate was 5% annually for years 1 to 4, and 7.5% in year 5, with no prepayment penalty for early repayment. During the year ended September 30, 2009, the Company received a ‘Notice of Default’ from the note holder, wherefore the note holder proceeded with foreclosure on the property in settlement of the note payable, which was approximately $7.3 million USD at the time of foreclosure.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2009, and 2008 and the nine month period ended
September 30, 2007
(Expressed in Canadian dollars)

20.	Acquisitions (continued)

(b)	Investment in Colorado River Resorts LLC (continued)

The deterioration of the real estate market in the southern United States by the end of fiscal 2008 triggered an impairment analysis of the investment in the property. The asset group included the property and the related mortgage for which the property was the only source of cash flow to pay the liability. The fair value of the property, based on an independent appraisal, had deteriorated below the value of the outstanding mortgage and therefore the fair value of the asset group was determined to be zero, Accordingly a write down of the property of $1,619,163 was recognized in 2008. The deterioration of the real estate market in the southern United States continued into 2009 resulted in the LLC not able to secure additional investment financing as required to complete the transaction. During the year ended September 30, 2009, the lender foreclosed on the Needles property resulting in property being fully impaired. An impairment charge of the remaining balance of $7,602,529 was recognized in the year ended September 30, 2009 in the statements of operations. The impairment loss was offset by the derecognition of the promissory note payable to the same value upon the foreclosure of the property. Included in Loans from Related Parties at September 30, 2009, is $484,169 (2008 – $491,031) for funds advanced by a director of the Company, directly to Colorado River Resorts, LLC.

21.	Supplemental Cash Flow Information

Cash flow information:

			Nine month
	Year ended	Year ended	period ended
	September 30,	September 30,	September 30,
	2009	2008	2007

Interest paid	$303,875	$34,268	$9,496

Taxes paid	$3,675	$–	$6,468

Derecognition of financial liability (note 20(b))	$7,602,530	$1,619,163	$–

During the year, the Company has derecognized the land in 2009 resulting in a decrease to property plant and equipment of $7,602,530 (2008 – $1,619,163) (see note 20(b)).

During the year, the Company issued 267,373 common shares for a value of $1,203,179 in settlement of the full obligation accrued in the acquisition of the assets of Family Vacation Centers.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2009, and 2008 and the nine month period ended
September 30, 2007
(Expressed in Canadian dollars)

22.	Subsequent Events

(a)	Subsequent to the year end, the Company paid $166,592 in connections with servicing premium expenses in connection with its life settlement contracts.

23.	United States Generally Accepted Accounting Principles Reconciliation

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

Accounting for the non-employee options on this basis would result in recording additional compensation expense and capital stock of $684,664 from the year of adoption of FAS No. 123R to September 30, 2009.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2009, and 2008 and the nine month period ended
September 30, 2007
(Expressed in Canadian dollars)

23.	United States Generally Accepted Accounting Principles Reconciliation (continued)

(b)	Valuation of stock issued for assets and services

(i)	During the year ended December 31, 2000, the Company acquired Fitness Vacations for 992,000 common shares of the Company. Under Canadian GAAP, the acquisition was valued based on the estimated fair value of the assets acquired. For US GAAP purposes, the acquisition would be valued based on the market value of the shares given. Accordingly, as at September 30, 2009 and 2008, the application of US GAAP would result in an increase in capital stock of $1,217,705.

During the year ended December 31, 2001, goodwill relating to the acquisition of Fitness Vacations was written down, and as such, the additional goodwill recorded on the acquisition under US GAAP was written off. Accordingly, for the year ended at September 30, 2009 and 2008, and the nine month period ended September 30, 2007, the application of US GAAP would result in a corresponding increase in deficit of $1,217,705.

(ii)	During the years ended December 31, 2001 and 2000, the Company settled a number of accounts payable by the issuance of stock options and common shares. For Canadian GAAP purposes, the transactions were recorded at the carrying value of services received. For US GAAP purposes, the transactions would be valued based on the market value of the options or shares issued. Accordingly, as at September 30, 2009 and 2008, the application of US GAAP would result in an increase in capital stock and an increase in deficit of $695,681 for the year ended at September 30, 2009 and 2008, and the nine month period ended September 30, 2007.

(iii)	During the year ended September 30, 2009 and 2008, and the nine-month period ended September 30, 2007, the Company did not issue shares under its incentive share purchase plan (note 2(d)).

(c)	Uncertain tax position

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

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2009, and 2008 and the nine month period ended
September 30, 2007
(Expressed in Canadian dollars)

23.	United States Generally Accepted Accounting Principles Reconciliation (continued)

(c)	Uncertain tax position (continued)

recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be de-recognized in the first subsequent financial reporting period in which that threshold is no longer met. Use of a valuation allowance as described in FAS No. 109 is not an appropriate substitute for the de-recognition of a tax position. The requirement to assess the need for a valuation allowance for deferred tax assets based on sufficiency of future taxable income is unchanged by this interpretation. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company determined that as at September 30, 2009 and 2008 and 2007, its tax position will more likely than not be sustained upon examination. However, a tax provision of $1,712,000 was accrued as at September 30, 2009 based on estimated probabilities. The validity of any tax position is a matter of tax law, the body of statutory, regulatory and interpretive guidance on the application of the law is complex and often ambiguous. Because of this, whether a tax position will ultimately be sustained may be uncertain.

(d)	Purchased intangibles

During the nine month period ended September 30, 2007 the Company acquired access rights to wholesale priced condo accommodation. For Canadian GAAP purposes, the license is treated as an intangible asset and amortized on a straight-line basis over 10 years. For US GAAP purposes, the acquisition of the license would be expensed in the year incurred. During the year ended September 30, 2008, the Company wrote-off the investment. The application of US GAAP would result in a decrease in Total Assets as at September 30, 2009 and 2008 of $Nil, a increase in net income for the year ended September 30, 2008 of $30,276 (for the nine-month ended September 30, 2007 – increase in net loss of $30,256) and an increase in deficit of $nil for the year ended 2008 (2007 - $ 30,276).

(e)	Life settlement contracts

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

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2009, and 2008 and the nine month period ended
September 30, 2007
(Expressed in Canadian dollars)

23.	United States Generally Accepted Accounting Principles Reconciliation (continued)

(e)	Life settlement contracts (continued)

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

(ii)	In February 2007, the FASB issued Statement No. 159 (“SFAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities – an Amendment of FASB Statement 115”, which permits entities to choose to measure many financial instruments and certain items at fair value. The fair value option established by SFAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Adoption is required for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of the fiscal year that begins on or before November 15, 2007 provided the entity also elects to apply the provisions of SFAS 157. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

(f)	Deferred costs, net

As disclosed in note 2(r), the Company adopted CICA HB 3064 and the revised HB 1000as at October 1, 2008 the on a retrospective basis, with restatement, and as a result has recorded an adjustment of $1,599,590 to deficit previously reported as at September 30, 2008. Of which, $258,556 relates to deferred organization costs associated with setting up its Life Settlement business and $1,341,034 relates to deferred commission costs for membership sales. These commission costs were deferred as the related membership revenue has not met the recognition criteria in accordance with Company’s accounting policy (note 2 (b)). This change in accounting policy in accordance with Canadian GAAP does not have corresponding change in standards under US GAAP. The Company decided to continue to account for deferred organization costs and deferred commission costs as it had been in prior periods; Deferred organization costs are expensed as incurred in accordance with ASC 720-15 (previously Statement of Position (SOP) No. 98-5, “Reporting on the Costs of Start-Up Activities”) and membership sales commission costs are deferred and amortize to operations on the same basis as the related membership sales are recognized as revenue. Thus, the adjustments to the opening deficit related to deferred commission costs as a result of the change in accounting policy under Canadian GAAP was reversed and corresponding amortization expense of deferred sales commissions are recognized in the table below.

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2009, and 2008 and the nine month period ended
September 30, 2007
(Expressed in Canadian dollars)

23.	United States Generally Accepted Accounting Principles Reconciliation (continued)

(g)	Recent accounting pronouncements

(i)	December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (SFAS 141(R)), which replaces SFAS 141. SFAF 141(R) requires assets and liabilities acquired in a business combination, contingent consideration and certain acquired contingencies to be measured at their fair values as of the date of acquisition. SFAS 141(R) also requires that acquisition-related costs and restructuring costs be recognized separately from the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008 and will be effective for business combinations entered into after January 1, 2009.

(ii)	In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements”, an Amendment of ARB No. 51 (SFAS 160). SFAS 160 clarifies the accounting for non-controlling interests and establishes accounting and reporting standards for the non-controlling interests in a subsidiary, including classification as a component of equity. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company does not currently have any minority interests.

(h)	Reconciliation

The effect of the differences between Canadian GAAP and US GAAP (including practices proscribed by the SEC) on the consolidated balance sheets and statements of operations and deficit are summarized as follows:

(i)	Total Assets

	September 30,	September 30,
	2009	2008
Total Assets under Canadian GAAP	$18,475,423	$29,481,590
Deferred costs, net (note 22(f))	875,250	1,341,034
Intangibles, net (note 22(d))	–	–

Total Assets under US GAAP	$19,350,673	$30,822,624

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2009, and 2008 and the nine month period ended
September 30, 2007
(Expressed in Canadian dollars)

23.	United States Generally Accepted Accounting Principles Reconciliation (continued)

(h)	Reconciliation (continued)

(ii)	Capital stock

	September 30,	September 30,
	2009	2008

Capital stock, under Canadian GAAP	$25,810,369	$24,255,952
Contributed surplus	2,757,581	2,913,377
Adjustment for stock-based compensation
for non-employees (note 23(a))	684,664	684,664
Adjustment for acquisition of Fitness Vacations (note 23(b)(i))	1,217,705	1,217,705
Adjustment for accounts payable settled by share issuances
(notes 23(b)(ii) and (iii))	695,681	695,681

Capital stock, under US GAAP	$31,166,000	$29,767,379

(iii)	Deficit

			Nine-month
	Year ended	Year ended	period ended
	September 30,	September 30,	September 30,
	2009	2008	2007

Deficit, under Canadian GAAP	$(22,070,260)	$(16,725,977)	$(15,854,337)
Adjustment for Intangibles, net	–	–	(30,276)
Adjustment for stock-based
compensation for non-employees
for non-employees (note 23(a))	(684,664)	(684,664)	(684,664)
Adjustment for acquisition of Fitness
Vacations (note 23(b)(i))	(1,217,705)	(1,217,705)	(1,217,705)
Adjustment for accounts payable settled
by share issuances (notes 23(b)(ii) and (iii))	(695,681)	(695,681)	(695,681)
Adjustment to opening balance for deferred costs
(note 2(r))	1,341,034	1,491,276	1,352,796
Adjustment for amortization of deferred costs
(notes23(f))	(465,784)	(150,240)	(138,479)

Deficit, under US GAAP	$(23,793,060)	$(17,982,993)	$(16,991,388)

FORUM NATIONAL INVESTMENTS LTD.

Notes to Consolidated Financial Statements
Year ended September 30, 2009, and 2008 and the nine month period ended
September 30, 2007
(Expressed in Canadian dollars)

23.	United States Generally Accepted Accounting Principles Reconciliation (continued)

(h)	Reconciliation (continued)

(iv)	Net income (loss) and earnings (loss) per share for:

			Nine-month
	Year ended	Year ended	period ended
	September 30,	September 30,	September 30,
	2009	2008	2007

Net income (loss) for the period,
under Canadian GAAP	$(5,344,283)	$(871,640)	$(2,500,922)
Adjustment for amortization of deferred costs (note 23(f))	(465,784)	(150,249)	138,479
Adjustment for Intangibles, net	–	30,276	(30,276)
Net income (loss) for the period,
under US GAAP	$(5,810,067)	$(991,605)	$(2,392,719)

Basic earnings (loss) per share, under US GAAP	$(0.14)	$(0.02)	$(0.10)
Diluted earnings per share, under US GAAP	$(0.14)	$(0.02)	$(0.10)