Form 20-F
period 2010-09-30
FORUM NATIONAL INVESTMENTS LTD
filed 2011-04-27
CIK 1065579

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

____ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

September 30, 2010

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

Suite 180, 13040, No 2 Road, Richmond, B.C. Canada V7E 2G1
(Address of principal executive offices)

Martin Tutschek
Tel: 778-588-7780 Fax 604-275-8745Info@foruminvestments.com
Suite 180, 13040, No 2 Road, Richmond, B.C. Canada V7E 2G1

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 29,140,984

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
Yes X No ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” on Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ___	Accelerated filer ___	Non-accelerated filerX

Indicate by check mark which basis of accounting used to prepare the financial statements included in this filing:

US GAAP ___	International Financial Reporting Standards as issued by the International Accounting Standards Board ___	Other X

If “Other” has been checked in response to the previous questions, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 X Item 18 ___

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ___ No X

FORUM NATIONAL INVESTMENTS LTD.

GENERAL

In this Annual Report on Form 20-F, all references to “Forum”, or the “Company” refer to Forum National Investments, Ltd. and its subsidiaries and affiliated companies. References to this “Form 20-F” and this “Annual Report” mean references to this Annual Report on Form 20-F for the period ended September 30, 2010.

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

ITEM III. KEY INFORMATION

A) SELECTED FINANCIAL DATA

Set forth below is certain selected financial data for the Company for the year-end fiscal periods 2006 to 2010. The following information must be read in conjunction with the more detailed financial information contained in the accompanying audited financial statement. Unless otherwise stated, all references to dollars herein are to Canadian dollars. As at September 30, 2010, one United States Dollar was equal to 0.9711 Canadian dollars and that value is used in the calculations herein, unless otherwise indicated.

TABLE OF SELECTED CONSOLIDATED FINANCIAL DATA

(Stated in Canadian Dollars)

	Sep 30, 2010	Sep 30, 2009	Sep 30, 2008	Sep 30, 2007*	Dec 31, 2006
Current Assets	$506,674	$4,378,578	$6,050,471	$9,264,232	$1,465,160
Capital Assets	9,101,393	9,562,321	17,850,031	9,100,127	7,276,372
Total Assets	12,503,670	18,475,423	29,481,590	20,035,886	10,101,818
Current Liabilities, (1)	3,872,864	5,272,867	12,422,360	1,015,552	1,114,683
Deferred Revenue (1)	751,868	1,482,092	2,404,163	1,389,678	1,389,587
Convertible Debentures	40,486	40,486	40,486	40,486	40,486
Long Term Debt	4,846,198	5,222,774	4,211,715	3,988,031	4,029,516
Share Capital	25,810,369	25,810,369	24,255,952	24,194,793	14,802,797
Contributed surplus	2,757,581	2,757,581	2,913,377	2,944,536	-
Deficit	(25,535,211)	(22,070,260)	(16,725,977)	(15,854,337)	(12,000,619)
Net Revenue from Operations	$4,197,712	$3,740,558	$3,717,154	$2,572,638)	$3,984,551
Net Income (Loss) from Operations	(3,464,951)	(5,344,283)	(871,640)	(2,500,922)	875,355

		Sep 30, 2010	Sep 30, 2009	Sep 30, 2008	Sep 30, 2007*	Dec 31, 2006
Earnings (Loss) per	(2)	(0.12)	(0.19)	(0.03)	(0.14)	0.17
Share from Operations
Fully Diluted Earnings	(2)	(0.12)	(0.19)	(0.03)	(0.14)	0.17
per Share
Weighted Average	(2)	28,948,776	28,553,321	28,425,526	18,477,377	5,098,086
number of shares for
calculating basic and
diluted Earnings (Loss)	(3)	28,948,776	28,553,321	28,425,526	18,477,377	5,098,086
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

(3) In a loss year, common shares equivalents are excluded from the calculation of diluted earnings (loss) per share as the effect would be anti dilutive.

On April 1, 2011, the exchange rate for Canadian dollars was $1.00 (US) for $0.9629 (CAD), as posted by the Bank of Canada.

The high and low buying rate figures are selected from monthly figures for each month of the previous six-month period ending March 31, 2011. Daily average figures are not available from any major Canadian chartered bank.

	March	February	January	December	November	October
High	0.9686	0.9739	0.9862	1.0178	1.013	1.0030
Low	0.9918	0.9955	0.9978	0.9946	1.0264	1.0320

Historical exchange rates for $1.00 (US) expressed in Canadian dollars over the past five years are as follows:

	2010	2009	2008	2007	2006
Period End	1.0069	1.0722	1.0599	1.0905	1.1653
Average	1.0304	1.1453	1.0660	1.0747	1.1340
High	1.0050	1.3066	1.2969	1.0905	1.0990
Low	1.0559	1.0251	0.9719	0.9215	1.1726

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

On September 30, 2008 the Canadian governments “no call registry” went into effect. The new law allows consumers who do not wish to be “solicited” and receive telemarketing calls to register on the federal government’s nationwide list. The “no call list” has received millions of registrants. A similar law was enacted in the United States on October 1, 2003. These regulation effect the Companies historical method of direct marketing to consumers of its travel products.

In the 1990’s with the growth of the Life Settlement industry various states introduced legislation. The state legislative actions were designed to introduce consumer protection type regulations for policy holders and purchasers while the federal government with the Securities and Exchange Commission seeks to regulate the market for the protection of a purchaser. Most states require the licensing of life settlement brokers and providers, mandate disclosures to sellers or purchasers or both, require periodic reporting requirements, and set forth prohibited business practices. It is anticipated within the next 3 years that all states will have some form of regulation governing commerce in the Life Settlement industry.

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

As of September 30, 2010 the Company had a working capital deficiency of $1,672,683. The Company continues to successfully operate within the continually evolving and volatile travel industry. The Company generates operating cash flow through its travel and charter operations. There can be no assurances the Company will be able to generate sufficient investment from borrowing, the sale of equity, or a combination thereof to rapidly grow its life Settlement division and other business developments. If additional financing is required, there is no certainty it will be available when and to the extent required or that if available, it will be on acceptable terms. If adequate funds are not available on acceptable terms, the Company may not be able to maintain and rapidly grow its business expansion. This could have a material adverse effect on the Company's planned growth.

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

There can be no assurance that the continual fluctuations in price will not occur. In particular, subsequent to the financial period ended September 30, 2010, the price per share of the Company’s common shares fluctuated (US dollar figures) from a low of $0.15 to a high of $0.40 and a current level of $0.20.

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

The Company’s principal office is Suite 180, 13040 No 2 Road, Richmond, B.C. Canada V7E 2G1, the telephone number is (604) 778-588-7704 and fax number is (604) 275-8745. The Company’s agent in Canada is KMS Corporate Services Inc, 1100 One Bentall Center, 505 Burrard Street, Box 11, Vancouver, B.C., V7X 1M5. The Company has the following web addresses: www.foruminvestments.com, www.snowbirdvacations.com, www.SpiritOfTwoThousandTen.com, www.spirityachtcharters.com, www.fitnessvacation.ca www.americanlifesettlementsociety.com, www.thealss.com, www.condobargainclub.com; www.familyvacationcenters.net and www.snowbirdvacationcenter.com

Forum National Investments Ltd. maintains a fiscal year ending September 30. The Company's financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for periods presented with U.S. GAAP except as noted in the notes to the Company's financial statements. See "Item XVII Financial Statements".

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

The Company has completed the launch of the 120 foot motor vessel MV Spirit of Two Thousand and Ten in 2009. The Company had established an initial construction credit facility with Caterpillar Financial Services for up to $3 million USD which had provided funding for the project. The Company subsequently had the credit facility increased to $4.3 million USD in spring of 2007. The construction loan has been converted to a 5 year term loan facility of $5 million USD with an interest rate of 7%. The Company spent $1,959,585 in fiscal year ending September 30, 2009 and $410,872 in fiscal year ending September 30, 2010.

The Company formed a wholly owned subsidiary in August 2008 called Spirit Yacht Charters Ltd. Limited chartering operations began in summer of 2009 facilitated through the Spirit Yacht Charters subsidiary. Mechanical engine failure in the month of July limited the potential revenue for the charter operations its inaugural season.

In2005, Forum began to investigate the business opportunities in the secondary Life Insurance market also known as “Life Settlements”. The Company began researching the strategy of purchasing life insurance policies from consumers actively interested in selling their policies. Forum has invested in the purchasing of Life Insurance policies issued in the Unites States sold by the policy holders with life expectancies of 6 to 15 years. The Company then becomes the irrevocable beneficiary of these policies.

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

The Company uses an industry standard Milliman Report (consultants for the health care insurance industry) along with recent purchases and sales of similar life insurance policies, financial standing of the insurer, changes in general economic conditions, standard, actuarially developed mortality tables and industry life expectancy reports to determine an acceptable purchase price. In fiscal 2008, the Company entered the Life Settlement industry with the initial purchase of $30,930 thousand USD face value of Life Insurance policies. The Company paid $1,788,567 ($1,742,817 USD) which was funded by the recent Private Placements completed by the Company in July of 2007. During the third quarter of 2008 a $5 Million USD policy matured resulting in a portfolio face value of $25,930 thousand USD at a cost of $1,548,070 ($1,506,473 USD). In 2010 the Company after reviewing its portfolio, wrote down the face value of Life Insurance policies to $15,833 thousand USD.

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

To expand beyond is present financial capabilities in the Life Settlement market and other business ventures, additional financing will be sought. There can be no assurances the Company will be able to generate sufficient investment from borrowing, the sale of equity, or a combination thereof to rapidly grow its life settlement investment and other business expansion. If additional financing is required, there is no certainty it will be available when and to the extent required or that if available, it will be on acceptable terms. If adequate funds are not available on acceptable terms, the Company may not be able to grow and expand its business at an accelerated rate. This could have a material adverse effect on the Company's planned growth. This and other risks related to operating in the Life Settlement industry could have a material adverse effect on the Company's operations and planned growth. (See Item 3 Risk factors, The Company May Require Additional Capital).

B) BUSINESS OVERVIEW

The Company operates in one business segment; being hospitality and tourism. Under this segment, the company operates travel clubs, a travel agency, and charter cruise vessels.

  The Company owns and operates travel clubs under the name of Snowbird Vacations and Family Vacations Centers. In addition to accessing a full service travel agency and other travel benefits, travel club members are entitled to rent vacation ownership rentals from a broad variety of participating resorts at wholesale rates.
  The Company owns a passenger carrying yacht the 120’ MV Spirit of 2010, an 18 foot tender, two jet skis, and ocean going kayaks. The equipment is for charter cruises to the Pacific Northwest, Alaska and Baja Mexico. In addition to day cruises from its home port in Vancouver, B.C. charters will be available to the general public in addition to the existing travel club membership.

Excess funds on-hand, either from equity financing, borrowings, sales of assets or generated from operations, may from time-to-time be reinvested in marketable securities and/or life settlement contracts. Currently, the Company has paid $1,788,567 ($1,742,817 USD) to invest in life settlement contracts, which was funded by the recent Private Placements completed in July of 2007. During the third quarter of 2008 a $5 Million USD policy matured resulting in a portfolio face value of $25,930 thousand USD at a cost of $1,548,070 ($1,506,473 USD). In 2010 the Company after reviewing its portfolio, wrote down the face value of Life Insurance policies to $15,833 thousand USD.

Real risks exist in operating a Travel Club and investing in life settlement contracts. These risks may have a material adverse effect on the Company's Travel club and reinvestment in the Life Settlement marketplace. (See Item 3 Risk factors, The Markets in Which the Company Competes is Highly Competitive. If the Company Cannot Successfully Compete, its Growth Rate May Stagnate or Revenues May Decline).

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

Information regarding vacation membership:

		2010	2009	2008
Membership Sales	$	----	----	973,426
Membership Dues		$1,928,687	2,192,932	2,443,758
Total		$1,928,687	2,192,932	3,417,184

For the fiscal period 2010, a total for both travel clubs (Snowbird Vacations (Snowbirds) and Family Vacations Centers (FVC)) of Nil (2009 – Nil, 2008 – 1,030) travel club memberships were sold for a mean average non-refundable purchase price of $Nil (2009 - $Nil, 2008 - $3,196).

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

The Snowbird and FVC membership entitles the members to vacation condominium rentals at discount rates through the Company’s wholesale network affiliation with the Cooperative Association of Resort Exchangers (“C.A.R.E.”), and discount travel at rates marginally above the cost to the travel agency. The Company has sold the following travel club memberships:

	2009	2009	2008

Travel Club Memberships entered into for the period	$–	$–	$2,400,019

Amount recognized as revenue during the year	–	–	(297,532)

Future years revenue to be earned from current year	–	–
Membership agreements			2,102,487
Cash collected during the year related to future years	(346,845)	(517,769)	(1,687,304)
revenue
Amounts due to be received in subsequent years	$–	$–	$415,183
from current period membership agreements

Travel club purchasers have the option to pay the initial membership fee in a single installment or, alternatively, pay a minimum down payment of 10% and obtain financing from the Company with monthly payments for the remainder of the balance. The Company seeks interest at an average rate of 9.9% on outstanding membership receivables.

Additionally the Company originally intended to acquire a 25% interest in a mixed use development property in Needles California for US$1,000,000. The 22 acre property with 850 feet of waterfront on the Colorado River has a marina with a 20,000 square foot storage facility for marine based activity. As the property is developed to various stages differing options to include condo / townhomes for either full ownership, fractional ownership of timeshare intervals will be explored. The Canadian travel club membership would be offered a product in a southern United States location that has an extended season of favorable weather conditions. Subsequent to fiscal year end 2008, the Company discovered that the investee had failed to raise the additional capital as planned. As a result, the ownership interest actually acquired by the Company was 54% instead of 25% as originally intended. Accordingly, the Company has restated the presentation of its investment to consolidate the net assets of Colorado River Resorts LLC (the “LLC”) as of September 30, 2008. .  Subsequent to the initial investment, the LLC entered into a sale and purchase agreement to acquire the development property. The deterioration of the real estate market in the southern United States by the end of fiscal 2008 triggered an impairment analysis of the investment in the property.  The fair value of the property, based on an independent appraisal, had deteriorated below the value of the outstanding mortgage and therefore the fair value of the asset group was determined to be zero. Accordingly, a write down of the property of $1,619,163 was recognized in 2008. An impairment charge for the remaining balance of $7,602,530 was recognized in the year ending September 30, 2009. The impairment was offset by the derecognition of the promissory note to the same value upon the foreclosure of the property. A gain on the settlement of a debt owed by the LLC to a related party, in the amount of $484,225, was recognized in the year ending September 30, 2010.

Travel Industry Overview

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

According to Statistics Canada, tourism spending in Canada rose 0.3% in real terms in the fourth quarter, as increased spending by Canadians at home more than offset a decline in foreign tourism spending in Canada.  This was the sixth consecutive quarterly increase in tourism spending in Canada for a cumulative gain of 6.7% since the second quarter of 2009.

For its existing travel operations, the Company plans to achieve continued growth of its travel club memberships through four key areas:

1) Licensing Snowbird vacation travel club sales and marketing operations and entering the Internet marketing marketplace to promote memberships.

2) Diversification of its travel services to include varying types of travel products including marine products.

3) Affiliating with existing affinity groups to provide travel service to their memberships.

4) Increasing membership based operations though merger or acquisition of existing travel clubs.

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

Charter Cruises

The Company owns and a 120 foot passenger carrying motor vessel MV Spirit of Two-Thousand-and-Ten. The vessel is for charter cruises to the Pacific Northwest, Alaska and Baja Mexico in addition to day and evening dinner cruises from its home port in Vancouver, B.C. Approximately 40% of the custom yacht cruise market are full yacht charters by a single entity for a corporate retreat, corporate awards program and family retreats etc. Charters will be available to the general public in addition to the existing travel club membership. The Company is beginning the marketing and promotion too many tourism based organizations and has a web site www.spirityachtcharters.com to present the vessel and provide an overview of the yacht offering.

The Company had established an initial construction credit facility with Caterpillar Financial Services for up to $3 million USD which had provided funding for the project. The Company subsequently had the credit facility increased to $4.3 million USD in spring of 2007. The construction loan has been converted to a 5 year term loan facility of $5 million USD with an interest rate of 7%. The Company spent $1,959,858 in fiscal year ending September 30, 2009, $410,872 in fiscal year ending September 30, 2010.

Life Settlements

In 2005, Forum began to investigate the business opportunities in the secondary Life Insurance market also known as “Life Settlements”. The Company began researching the strategy of purchasing life insurance policies from consumers actively interested in selling their policies. Forum has invested by purchasing a beneficial interest in Life Insurance policies issued in the Unites States sold by the policy holders with life expectancies of 6 to 15 years. The Company has becomes the irrevocable beneficiary of these policies.

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

The Company began to research the Life Settlement and has completed a substantial amount of due-diligence and invested capital to create large channels of Life Settlement “policy flow”. The Company believes successful entrance and capture of market share in this emerging industry will dominate the future Company direction and the allocation of resources. The Company is currently sourcing Life Settlement policies through “Business to Business” (B2B) Channels and expects to launch a “Business to Consumer” (B2C) Channel.

The Company uses an industry standard Milliman Report (consultants for the health care insurance industry) along with recent purchases and sales of similar life insurance policies, financial standing of the insurer, changes in general economic conditions, standard, actuarially developed mortality tables and industry life expectancy reports to determine an acceptable purchase price. In fiscal 2008, the Company entered the Life Settlement industry with the initial purchase of $30,930 thousand USD face value of Life Insurance policies. The Company paid $1,788,567 ($1,742,817 USD) which was funded by the recent Private Placements completed by the Company in July of 2007. During the third quarter of 2008 a $5 Million USD policy matured resulting in a portfolio face value of $25,930 thousand USD at a cost of $1,548,070 ($1,506,473 USD) at the end of the financial year 2009.  In 2010, the Company after reviewing its portfolio, wrote down the face value of Life Insurance polices to $15,833 thousand USD.

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

Government Regulations

On September 30, 2008 the Canadian governments “no call registry” went into effect. The new law allows consumers who do not wish to be “solicited” and receive telemarketing calls to register on the federal government’s nationwide list. The “no call list” has received millions of registrants. A similar law was enacted in the United States on October 1, 2003. These regulation effect the Companies historical method of direct marketing to consumers of its travel products.

In the 1990’s with the growth of the Life Settlement industry various states introduced legislation. The state legislative actions were designed to introduce consumer protection type regulations for policy holders and purchasers while the federal government with the Securities and Exchange Commission seeks to regulate the market for the protection of a purchaser. Most states require the licensing of life settlement brokers and providers, mandate disclosures to sellers or purchasers or both, require periodic reporting requirements, and set forth prohibited business practices. It is anticipated within the next 3 years that all states will have some form of regulation governing commerce in the Life Settlement industry.

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

C) ORGANIZATIONAL STRUCTURE

As of December 31, 2010, the following is a list of all the Company’s subsidiaries, all of which are wholly owned and over which the Company holds 100% voting control :

		Incorporating	Date of Acquisition
Subsidiaries	Ownership	Jurisdiction	or Incorporation

Intravelnet Ltd.	100%	Ontario, Canada	July 25, 2003
ATM Travel Group Ltd. (“ATM”)	100%	British Columbia, Canada	April 3, 2000
International Fitness Vacations (BC) Ltd.	100%	British Columbia, Canada	December 31, 2006
American Life Settlement Society LLC	100%	State of Delaware, USA	November 15, 2007
Spirit Yacht Charters Ltd.	100%	British Columbia, Canada	August 7, 2008

Properties

Office Leases

The Company is headquartered at Suite 180, 13040, No 2 Road, Richmond, B.C. Canada V7E 2G1where it rents 1500 sq. ft. office space housing its principal corporate, accounting, and yacht charter operations.

The Company operates its customer and travel services operations from an office it leases in Burlington Ontario, situated at Unit 1, 499 Brandt Street, Burlington, Ontario L7R 2G5. The Company's lease for this 660 sq. ft. space expires on September 30, 2012.

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

The Company has completed the rebuild on its 120 feet motor vessel MV Spirit of Two Thousand and Ten. The Company had established an initial construction credit facility with Caterpillar Financial Services for up to $3 million USD which had provided funding for the project. The Company subsequently had the credit facility increased to $4.3 million USD in spring of 2007. The construction loan has been converted to a 5 year term loan facility of $5 million USD with an interest rate of 7%. The Company spent $2,107,677 in fiscal year ending September 30, 2009, and $410,872 in fiscal year ending September 30, 2010.

ITEM V. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial condition and results of operations of the Company for the years ended September 30, 2010 and September 30, 2009 and years ended September 30, 2010 and should be read in conjunction with the Consolidated Financial Statements of the Company for the years ended September 30, 2010 and September 30, 2009 and the year ended September 30, 2008. Except as otherwise indicated, all dollar amounts contained in this discussion and analysis and the Consolidated Financial Statements are in Canadian dollars. The financial information presented in the Consolidated Financial Statements was prepared in accordance with generally accepted accounting principles (GAAP) in Canada. Note 23 of these Consolidated Financial Statements of the Company set forth the material differences between Canadian and U.S. GAAP.

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

The detailed accounting policies are listed in Note 2 to the Financial Statements for the year ended September 30, 2010. Included below is a discussion of the accounting policies that are affected by the most significant judgments and estimates used in the preparation of the financial statements, how such policies are applied and how results differing from the estimates and assumptions would affect the amounts presented in the financial statements. Other accounting policies also have a significant effect on our financial statements, and some of these policies also require the use of estimates and assumptions.

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

The following table summarizes the Company’s selected financial instrument classifications based on its intentions:

Financial instrument	Classification

Cash and cash equivalents	Held-for-trading
Funds held in trust	Held-for-trading
Short-term deposits	Held-to-maturity
Marketable securities	Held-for-trading
Amounts and notes receivable	Loans and receivables
Life settlement contract receivable	Loans and receivables
Other receivables and related party advance	Loans and receivables
Investment in life settlement contracts	Held for trading
Accounts payable and accrued liabilities	Other liabilities
Accounts payable - other	Other liabilities
Convertible debentures	Other liabilities
Secured borrowings and due to broker	Other liabilities
Promissory note payable	Other liabilities
Long term debt	Other liabilities
Loan from related parties	Other liabilities

Selected Annual Information

The following depicts some of the Company’s significant operating results:

		Year End
	2010	2009	2008
Travel Club Memberships Sold	$–	$–	$2,400,019

Amount Recognized as	–	–	297,532
Revenue during the year
Membership Dues	$2,181,920	$2,358,067	$2,443,758
# Travel Club Memberships	–	–	1,030
Sold
Mean Average Membership	$–	$–	$3,196
Price
Net Income (Loss) for the period	$(3,464,951)	$(5,344,283)	$(871,640)
Basic Income (Loss) per Share	$(0.12)	$(0.19)	$(0.03)
Diluted Income (Loss) per Share	$(0.12)	$(0.19)	$(0.03)

For the year ended September 30, 2010 Travel Club Memberships sales remained at $Nil compared to ($Nil – September 30, 2009, $2,400,019 –September 30, 2008), with amount recognized as revenue during the year ended September 30, 2010 remaining at $Nil ($Nil September 30, 2009, $297,532 –September 30, 2008), as a direct result of ceasing the marketing operations of the travel clubs in 2008. Total revenue increased during the year ended September 30, 2010 to $4,197,712 ($3,740,558 – year ended September 30, 2009, $3,717,154 –September 30, 2008) as a result of taking into income deferred revenue built up in prior periods.

For the year ended September 30, 2010, cash flow used in operations increased $125,094 due mainly to the increase in servicing the life settlement policy premium payments during the year, compared to cash flows used in operating activities of $672,440 for the year ended September 30, 2009 and cash flows used in operating activities of $652,811 for the year ended September 30, 2008.

The Company recorded revenues from membership dues and travel club membership sold of $4,078,187 for the year ended September 30, 2010 and $3,514,525 for the year ended September 30, 2009 and $3,593,847 for the year ended September 30, 2008. The Company anticipates dues to decrease slightly from the level obtained in 2010 for the year ended September 30, 2011 based on limited membership marketing levels achieved in 2010 and natural attrition.

For the year ended September 30, 2010 a total of nil travel club memberships were sold or acquired, a decrease of 100% (123 for year ended September 30, 2009, 275 for year ended September 30, 2008). For the year ended September 30, 2010 the mean average non-refundable travel club membership purchase price remained at $Nil ($nil for year ended September 30, 2009, and $3,196 for year ended September 30, 2008).

A loss of $3,464,951 was recorded for the year ended September 30, 2010, as compared to $5,344,283 for year ended September 30, 2009. In 2009 a net loss of $5,344,283 was due largely as result of the impairments on the motor vessel recognized as at years’ end. Basic loss-per-share was $0.12 for the year ended September 30, 2010 compared to a loss per share of $0. 19 for the year ended September 30, 2009; loss per share of $0.03 – for the year ended September 30, 2008.

There were 29,140,984 shares issued as of September 30, 2010 and 28,856,984 issued as of September 30, 2009 and 28,439,611 at September 30, 2008. In April 2007 the company completed a 3-for-1 forward split increasing the outstanding shares by 9,240,578 to 13,860,867. On June 29, 2007, the Company completed a private placement and issued 11,000,000 common shares of the Company at US $0.50 per share for gross proceeds of $5,773,918 (US $5,500,000). On July 4, 2007, the Company completed a private placement and issued 3,500,000 common shares at US $1.00 per share for gross proceeds of $3,650,396 (US $3,500,000) increasing the issued and outstanding shares to 28,409,611 at September 30, 2007. Basic earnings-per-share is calculated using the weighted average number of common shares outstanding during the year.

The Series “A” preference convertible shares and the Series “B” preference convertible shares are not included in the calculation of basic earnings per share, because management considers these shares to have barriers to conversion, excluding them from the calculation of basic earnings per share.

For the year ended September 30, 2010, the weighted average number of shares outstanding was 28,645,113. The fully diluted weighted average number of shares outstanding, which assumes the conversion of all Series “A” preference convertible shares and Series “B” preference convertible shares was 90,507,518. However, in a loss year, common shares equivalents are excluded from the calculation of diluted earnings (loss) per share as the effect would be anti dilutive.

For the year ended September 30, 2010 expenses decreased by 18% or $1,048,806 due to corporate cost cutting measures. The largest expense increase was amortization of property and equipment to $729,452 (2009 - $406,785, 2008 - $86,078) due to the full year of amortization of the 120 foot Motor Vessel .

General and Administration expense decreased 17% or $484,973 to $2,328,544 during fiscal 2010, compared to $2,813,517in fiscal 2009, $2,367,823 in fiscal 2008.

For the year ended September 30, 2010, the largest decrease in expenses of $684,738 occurred in amortization of purchased memberships to $nil, (2009 - $1,751,700, 2008 - $3,060,503). The decrease was a direct result of the impairment of the intangible asset acquired in the purchase of Family Vacations Center in a previous fiscal year.

For the year ended September 30, 2010, the third largest decrease in expenses of $118,029 occurred in Wages to $1,633,671, (2009 - $1,308,803, 2008 – $394,386). The decrease was the result of increased corporate efficiencies and reductions in labor costs where possible.

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

B) LIQUIDITY AND CAPITAL RESOURCES

Liquidity

As of December 31, 2010 the Company had in excess of $337,935 cash on deposit.

In 2010 the working capital surplus decrease to a deficiency of $3,366,190 primarily due to the sales the company’s marketable securities portfolio, which decreased $2,240,324 to $51 as at September 30, 2010.

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

The Company continues to operate its travel club operations by continuously adjusting its operations accordingly and plans to generate sufficient operating capital for operations in the short-term. For rapid long-term growth specifically the development of the Life Settlement operations additional capital is required. The Company’s 120-foot motor vessel is completed and the vessel contributed some revenue in fiscal 2010.

Financing the work on the vessel to date has been from operations, a credit facility from Caterpillar Financial Services, and funds raised. The credit facility with Caterpillar Financial Services Corporation was created in September of 2005 for $3.0 million USD. This credit facility was subsequently increased to a total of $4.3 million USD in spring of 2007. The construction loan has been converted to a 5 year term loan facility of $5 million USD with an interest rate of 7%. The Company spent $2,949,292 in fiscal year ending September 30, 2008, $2,107,677 in fiscal year ending September 30, 2009 and another $410,872 to September 30, 2010. The Company does not currently hedge against foreign exchange or interest rate fluctuations.

The Company’s total Revenues for the year ended September 30, 2010 increased by $457,154 to $4,197,712 (2009 - $3,740,558). The increase was the result of the increased membership revenues and an increase in travel bookings . Fair value changes on the investment in life settlements was recorded under “Other Income (expenses)”, totaling $(1,582,464) (2009 - $775,207, 2008 - $5,447,464).

Capital Resources

The Company's capital resources are comprised primarily of financial institutions and private investors (including members of management) who are either existing contacts of the Company's management, or who came to the attention of the Company through brokers, financial institutions and other intermediaries.

For the year ended September 30, 2010, cash flow used in operations increased $125,094 or 19% to $797,534 due to an increase in expenses due to servicing the life settlement policy premiums, compared to cash flows used in operating activities of $672,440 for the year ended September 30, 2009 and cash flows used in operating activities of $652,811 for the year ended September 30, 2008.

Financing the work on the vessel to date has been from operations, a credit facility from Caterpillar Financial Services, and funds raised. The credit facility with Caterpillar Financial Services Corporation was created in September of 2005 for $3.0 million USD. This credit facility was subsequently increased to a total of $4.3 million USD in spring of 2007. The construction loan has been converted to a 5 year term loan facility of $5 million USD with an interest rate of 7%. The Company spent $2,949,292 in fiscal year ending September 30, 2008, $2,107,677 in fiscal year ending September 30, 2009 and another $410,872 to September 30, 2010. The Company does not currently hedge against foreign exchange or interest rate fluctuations.

The Company estimates that its cash and cash equivalents will not be sufficient to meet its capital requirements for given its current business structure in the next year. However, its forecast of the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. If the Company is unable to raise additional capital when required or on acceptable terms, it may have to delay, scale back on some planned initiatives.

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

Quantitative and Qualitative Disclosures about Market Risk

The Company does not have any derivative financial instruments. The exposure to market risk is limited to interest and exchange rate sensitivity. The Company’s long term debt is denominated in US dollars with a fixed interest rate of 7%. The Company is therefore affected by changes in the Canadian dollar exchange rate. The primary strategy of the Company’s borrowing activities was to preserve principal by keeping funds in US dollars and converting to Canadian dollars when required. Given the fluctuation of the US Dollar for the year ended September 30, 2010 the Company did not receive any additional earnings related to exchange rate fluctuations. The Company does not currently hedge against either foreign exchange.

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

As of December 31, 2010, the Company has 7,169 (2009: 9,143) active family memberships, with 6,421 (2009: 8,213) current and 748 (2009: 930) in arrears in monthly membership dues or payments. During the last fiscal year the club did not engage in sales of new memberships compared to the year ended September 30, 2009 – 95, and year ended September 30, 2008 – 1,030 new memberships. The mean average sales price of a membership sold during the year ended September 30, 2010 remained at $Nil compared with $Nil in year ended September 30, 2009 and $3,196 in year ended September 30, 2008. The Company is unable to project with accuracy sales totals for the period September 30, 2011. The Company is not marketing membership at that time. The Company is anticipating the launch of an Internet marketing effort but is unproven as of yet to the Company. Sales totals for the year ended September 30, 2010 were $Nil and for the year ended September 30, 2009 they were $Nil and $2,400,019 for the year ended September 30, 2008.

The operating costs of the company decreased $1,048,806 for the year ended September 30, 2010 to $4,852,281, compared to the $5,901,087 for the year ended September 30, 2009, and $6,762,775 for the year ended September 30, 2008. The decrease in operating costs has been a direct result of managements’ cost savings measures and the wind down of Family Vacation Centers marketing operations in previous years.

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

The Company uses an industry standard Milliman Report (consultants for the health care insurance industry) along with recent purchases and sales of similar life insurance policies, financial standing of the insurer, changes in general economic conditions, standard, actuarially developed VBT mortality tables, industry life expectancy reports and CDC reports on nationwide mortality statistics to determine an acceptable purchase price. In fiscal 2008, the Company entered the Life Settlement industry with the initial purchase of $30,930 thousand USD face value of Life Insurance policies. The Company paid $1,788,567 ($1,742,817 USD) which was funded by the recent Private Placements completed by the Company in July of 2007. During the third quarter of 2008 a $5 Million USD policy matured resulting in a portfolio face value of $25,930 thousand USD at a cost of $1,548,070 ($1,506,473 USD) at the end of the 2008 financial year 2009. In 2010 the Company after reviewing its portfolio, wrote down the face value of Life Insurance polices to $15,833 thousand USD.

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

The Company has completed the rebuild on its 120 feet motor vessel MV Spirit of Two Thousand and Ten. The Company had established an initial construction credit facility with Caterpillar Financial Services for up to $3 million USD which had provided funding for the project. The Company subsequently had the credit facility increased to $4.3 million USD in spring of 2007. The construction loan has been converted to a 5 year term loan facility of $5 million USD at a fixed interest rate of 7% per annum. The Company spent $2,949,292 in fiscal year ending September 30, 2008, $2,107,677 in fiscal year ending September 30, 2009 and another $410,872 to September 30, 2010.

The Company is beginning the marketing and promotion too many tourism based organizations and has a web site www.spirityachtcharters.com to present the vessel and provide an overview of the yacht offering. As a new business venture the Company generated $69,642 charter revenue from the marketing of the yacht in fiscal 2010 (2009 - $175,331) and is unable at this time to accurately project any revenue amounts to be generated in 2011 season.

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

F) TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table is a summary of our contractual obligations as of September 30, 2010:

Expected paymentsby period as at September 30, 2010

	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	5 + years	Total
Accounts payable and accrued liabilities	$570,662	–	–	–	–	–	570,662
Due to broker	97,146	–	–	–	–	–	97,416
Secured borrowing	106,341	–	–	–	–	–	106,341
Loans from related parties	92,033	–	–	–	–	–	92,033
Life settlement premiums*	366,814	385,154	404,412	424,633	445,864	2,017,818	4,044,695
Long-term debt	177,128	139,734	148,274	4,558,190	–	–	5,023,326
Lease and Contracts	50,508	33,965	22,438	4,144	–	–	111,055
TOTAL	$1,460,632	558,853	575,124	4,986,967	445,864	2,017,818	10,045,528

* Contractual long term debt obligations do not include interest. In January 2009 the Company’s long term debt was converted to a $5.0 million term loan in US funds with Caterpillar Financial Services Corporations having a 5 year bearing interest at fixed rate of 7% per annum.

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

B) COMPENSATION

Executive Compensation and Compensation of Directors

During 2010, the Company paid $nil (September 30, 2009 $nil and September 30, 2008 $nil) in consulting fees to directors or companies controlled by directors of the Company. The Company also reimbursed $216,683 ($138,717 –September 30, 2009, September 30, 2008 - $112,565) to directors for expenditures made on behalf of the Company.

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

C) BOARD PRACTICES

The Board of Directors meets formally approximately 4 to 6 times per year on an as needed basis to deal matters relating to the Company. Each Director serves for a term of one year or until the next annual meeting of the shareholders at which Directors are elected and qualified. The Company's last annual general meeting was held on March 25, 2010 and the next meeting will be held subject to Board approval as specified in the Company's Articles. The Company's executive officers are appointed by and serve at the pleasure of the Board of Directors

Audit Committee

The Company's Audit Committee is composed of three individuals all present directors. The Audit Committee members of the Company as at December 31, 2010 are Mr. Mike Barrett, Mr. Chris Yergensen, and Mr. Kazunari Kohno. Messrs. Barrett, Yergensen, and Kohno during fiscal year 2010 and currently are considered an "independent" director as defined in Section 803A(2) of the American Stock Exchange Company Guide;
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

D) EMPLOYEES

The following is a breakdown of Company employees as at December 31, 2010 and for the years ended September 30th 2009, and 2008.

	2010*	2010	2009	2008
Management	3	3	2	2
Administrative Staff	4	9	7	6
Customer Service Representatives	5	6	10	11
IT / e-Commerce Personnel	0	1	1	1
Fitness Club Personnel	8	8	8	8
Yacht Charter Personnel	2	4	-	-

Notes:
(*) as at December 31, 2010.

E) SHARE OWNERSHIP OF MANAGEMENT

The following table sets forth the share ownership of management as of December 31, 2010:

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

The following table sets out detail regarding stock option grants made to our Named Executive Officers issued in our 2007 fiscal year.

Name	Number of Securities Underlying Options	% of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Sh)	Expiration Date
Jeff Teeny(1)	1,250,000	43.85	1.00	July 5, 2012
Scott McManus(2)	315,000	11.05	1.00	July 5, 2012
Martin Tutschek	300,000	10.52	1.00	July 5, 2012

Notes:

(1) Options beneficially owned or held by Mr Teeny are registered to Teeny Acquisitions, LLC.

(2) Options beneficially owned or held by Mr McManus are registered to Aliya Life Settlement, LLC.

Warrants

There are no warrants outstanding.

Other Dilutive Elements

All convertible debentures totaling $40,486 issued prior to 2003 are fully matured as of December 31, 2002. The debentures during their term carried a rate of interest of eight percent per annum payable semi-annually. The conversion feature of the debenture allowed for the debenture holders to convert his capital at a rate of $6.00 US to $12.50 US per share. The Company would have 4,622 shares issued if 100% of the debentures were to be converted. For the year ending September 30, 2010, $Nil, (December 31, 2006 $Nil, December 31, 2005 $Nil) of convertible debentures was repaid. There were no conversions during the year ended September 30, 2010, 2009, or 2008.

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

The following persons hold, of record or beneficially, directly or indirectly, or are known by the Company to own beneficially, directly or indirectly, more than 5% of the issued shares of the Company as at December 31, 2010:

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

The nature and extent of principal non-United States trading market is approximately 50% of all outstanding securities, which are held outside the United States and approximately 50% of all outstanding securities are held within the United States as of December, 2010. The Company is not owned or controlled, directly or indirectly, by another corporation or by any foreign government.

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

In the prior fiscal year, the Company advanced $225,000 to a Director for the purchase of a 43’ motor vessel.  The vessel is a 43 foot Sunbridge cruiser of fiberglass construction complementing rental vessels available to prospective charters. Consideration given was based on evaluation by an independent Canadian registered marine surveyor. The related party advance was fair valued at an interest rate of 9.9% for a fair value of $205,000, with a $20,000 charge to wages. During the year, ownership of the motor vessel was transferred to the company, and $20,000 interest income was recognized.

Canadian GAAP requires that any assets or liabilities acquired in a non-arms length transaction be recorded in the Company records at the carrying value of the vendor. The amounts above attributed to net identifiable assets approximate their carrying value. The amount attributed to "excess of purchase price over net identifiable assets acquired" has been charged to deficit.

During 2010, the Company paid $nil (September 30, 2009 $nil and September 30, 2008 – $nil) in consulting fees to directors or companies controlled by directors of the Company. The Company also reimbursed $216,683 ($138,717 –September 30, 2009, September 30, 2008 - $112,565) to directors for expenditures made on behalf of the Company.

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

Indebtedness to Company of Directors and Senior Management

Amounts due to shareholders at the end of the fiscal period December 31, 2010 were $92,033. Directors of the Company are indebted to the Company in the amount of $nil and no director or senior management or have been indebted to the Company since the beginning of the last completed financial year of the Company other than as listed below. The Company reimburses Directors and Senior Management for expenses incurred in connection with Company’s ordinary course of business. To the extent these advances and expenses are offset, there exists an indebtedness to the Company of a net $nil as of September 30, 2010 (2009 - $ nil, 2008 - $nil).

Interests of Experts and Counsel

This Form 20-F is been filed as an annual report under the Exchange Act and, as such; there is no requirement to provide information under this item.

ITEM VIII. FINANCIAL INFORMATION

A) CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

This Annual Report contains the consolidated financial statements for the Company for the fiscal year ended September 30, 2010, fiscal year ended September 30, 2009, and fiscal year ended September 30, 2008 which contain an Auditors' Report dated April 21, 2011 in connection with the fiscal year ended September 30, 2010, Consolidated Balance Sheets as at September 30, 2010 and September 30, 2009, Consolidated Statements of Operations, Comprehensive Income (Loss) and Deficit, and Consolidated Statements of Cash Flows for the fiscal year ended September 30, 2010 and year ended September 30, 2009 and fiscal year ended September 30, 2008, and Notes to Consolidated Financial Statements.

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

	2010	2009	2008	2007	2006
High	$1.39	4.26	18.00	17.30	3.00
Low	$0.17	0.75	1.75	0.50	0.24

For the two most recent full financial years, the high and low market prices for each full financial quarter for the Company’s common stock were as follows (US dollar figures):

		2010				2009
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
High	$1.39	1.00	0.90	0.65	$4.00	4.26	3.50	1.79
Low	$0.66	0.750	0.50	0.17	$2.05	0.75	1.50	0.75

For the most recent six months, the high and low market prices for each month for the Company’s common stock were as follows (US dollar figures):

	2011	2011	2011	2010	2010	2010
	Mar	Feb	Jan	Dec	Nov	Oct
High	$0.20	0.20	0.40	0.55	0.59	0.65
Low	$0.20	0.17	0.15	0.17	0.54	0.50

Note: (1) The Company’s shares were forward split on a three for one basis April 16th, 2007.

B) PLAN OF DISTRIBUTION

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C) MARKETS

As of April 1, 2011 the shares of Forum National Investments Ltd. are publicly traded on the OTCBB under the trading symbol FMNL CUSIP Number 3498452067. The nature and extent of principal non-United States trading market is approximately 50% of all outstanding securities, which are held outside the United States and approximately 50% of all outstanding securities are held within the United States as of April 1, 2011.

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

H) DOCUMENTS ON DISPLAY

Any documents referred to in this document may be inspected at the head office of the Company, #180, 13040 No 2 Road, Richmond, British Columbia, Canada, V7E 2G1 during normal business hours.

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

ITEM XI. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Other than described below, we are not a party to any market risk sensitive instruments other than instruments evidencing interest-bearing debt obligations as described in “Item 4 – History and Development of the Company, Material Events” and in Note 5 and Note 12 to our audited financial statements for the year ended September 30, 2010 entitled “Financial Instruments” and “Long Term Debt”, respectively.

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

ITEM XV. CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, the Company reevaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of a date (the “Evaluation Date”) being September 30, 2010. Based on this evaluation these officers have concluded that as of the end of the period covered by this Annual Report on Form 20-F, our disclosure controls and procedures were ineffective and were not adequate to insure that the information required to be disclosed by the Company in reports it files or submits under the Exchange Act were recorded, processed, summarized and reported outside the time period specified in the Commission's rules and forms.

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

Our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of internal control over financial reporting as of September 30, 2010. Based on that assessment, our management concluded that there was a material weakness in our internal control relating to our controls over financial reporting, Specifically, the design of controls over the preparation and review of consolidated financial information was not sufficient to enable the Company to file these consolidated financial statements for the years ended September 30, 2010 and 2009 in a timely manner.

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

  assess the technical accounting capabilities of the accounting and finance departments to ensure the proper knowledge, skills, and training; and
  finance and accounting personnel to attend training sessions, covering relevant topics

Management believes that the actions described above will remediate the material weakness we have identified and strengthen our internal control over financial reporting. We expect that the material weakness will be fully remediated prior to September 30, 2011 year end. As we improve our internal control over financial reporting and implement remediation measures, we may supplement or modify the remediation measures described above. Further, we believe that, as a result of management’s in-depth review of its accounting processes, the utilization of external resources and the additional procedures management has implemented, there are no material inaccuracies or omissions of material fact in this Form 20-F and, to the best of our knowledge, we believe that the consolidated financial statements in this Form 20-F fairly present in all material aspects the financial condition, results of operations and cash flows of Forum in conformity with generally accepted accounting principles.

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

There have been no waivers to the code of ethics as of the date of this report

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The independent auditors of the Company are the firm of Meyers Norris Penny LLP, Chartered Accountants and Advisors, located at 2300 – 1055 Dunsmuir Street, Vancouver, British Columbia, Canada V7X 1J1.

For the periods ended September 30, 2010 the Company was invoiced by Meyers Norris Penny LLP, for audit fees, audit-related fees, tax fees and all other fees as set forth below:

	Year Ended	Year Ended
	September	September
	30, 2010	30, 2009

Audit fees - auditing of our annual financial statements and
preparation of auditors' report.	$55,000	$271,000

Audit-related fees - review of each of the quarterly financial
statements.	-	20,850

Tax fees - preparation and filing of three major tax-related
forms and tax planning.	-	-

All other fees - other services provided by our principal
accountants.	-	59,200

Total fees paid or accrued to our principal accountants	$55,000	$351,050

Note: (1) "Audit Fees" represent fees for the audit of the Company's annual financial statements, review of the Company's interim financial statements and review in connection with the Company's statutory and regulatory filings

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services to be provided by Meyers Norris Penny LLP. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review and attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service. The Audit Committee approved all of the engagements and fees during the period ended September 30, 2010. The Audit Committee reviews with Meyers Norris Penny LLP whether the non-audit services to be provided are compatible with maintaining the auditors' independence. The Board has determined that, beginning with January 1, 2006, fees paid to the independent auditors for non-audit related services in any year will not exceed the fees paid for audit services during the year. Permissible non-audit services will be limited to fees for tax services, accounting assistance or audits in connection with acquisitions, and other services specifically related to accounting or audit matters such as registration statements filings or private placements or public offerings.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

PART III

ITEM XVII. FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item XIX hereof and filed as part of this Annual Report. Included are audited consolidated balance sheets as at September 30, 2010 and September 30, 2009 and the consolidated statements of operations and deficit and cash flows for each of the year ended September 30, 2010, year ended September 30, 2009 and the year ended September 30, 2008 including the Auditors’ Report to Shareholders.

These financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian Dollars. Such financial statements have been reconciled to U.S. GAAP (see note 23 therein). For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see “Item III - Key Information, Selected Financial Data – Exchange Rate Data”.

ITEM XVIII. FINANCIAL STATEMENTS

Not applicable.

ITEM XIX. EXHIBITS

Exhibits attached to this Form 20-F are as follows:

FINANCIAL STATEMENTS

(i) Management’s Responsibility to Financial Reporting.

(ii) Auditors’ Report dated April 14, 2011.

(iii) Consolidated Balance Sheets as at September 30, 2010, and 2009.

(iv) Consolidated Statements of Operations and Deficit for the year ended September 30, 2010, year ended September 30, 2009 and year ended September 30, 2008.

(v) Consolidated Statements of Cash Flows for the year ended September 30, 2010, year ended September 30, 2009 and the year ended September 30, 2008.

(vi) Notes to the Consolidated Financial Statements for the year ended September 30, 2010, year ended September 30, 2009 and the year ended September 30, 2008. Financial Statements Schedules are omitted because they are not applicable, not required or because the required information is included in the consolidated financial statement or notes thereto filed within.

Exhibit	Description
1.1	Registered Incorporation Memorandum(1)
1.2	Articles of Continuance into Ontario(2)
1.3	Articles of Amendment, Change of Name(2)
1.4	Articles of Amendment, Authorization of Preferred Shares including Designation of Series “A” and Series “B” Preferred Share(3)
4.1	2094711 Ontario Limited., Commission Agreement January 1, 2006(3)
4.2	Loan Agreement, dated September 21, 2005(4)
4.2.(i)	First Amendment to Loan Agreement, dated October 11, 2005(4)
4.2.(ii)	Second Amendment to Loan Agreement, dated November 6, 2006 (4)
4.2.(iii)	Third Amendment to Loan Agreement, dated May 2, 2007 (4)
4.3	Purchase Agreement. International Fitness Vacations (BC) Ltd., December 31, 2006(4)
4.4	Letter of Intent. Gala Travels, February 19, 2007(4)
4.5	Servicing Agreement. Vision 200 travel, dated October 15, 2007(3)
4.5	Purchase Agreement. Family Vacation Centers and 1508812 Ontario Inc., October 18, 2007(4)
4.6	Addendum to Purchase Agreement. Family Vacation Centers and 1508812 Ontario Inc., November 2, 2007(4)
4.7	Subscription Agreement, Colorado River Resorts, LLC, January 1, 2008(5)
4.8	Amended and Restated Loan Agreement, Caterpillar Financial Services Corporation, February 6, 2009(5)
8.1	List of Subsidiaries
11.1	Code of Ethics, January 1, 2003(3)
12.1	Section 302 Certification of Chief Executive Officer
12.2	Section 302 Certification of Chief Financial Officer
13.1	Section 906 Certification of Chief Executive Officer
13.2	Section 906 Certification of Chief Financial Officer

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

Date: April 26, 2011	FORUM NATIONAL INVESTMENTS LTD.

/s/ Daniel Clozza
Daniel Clozza, President and Chief Executive Officer

/s/ Martin Tutschek
Martin Tutschek, Chief Financial Officer

FORUM NATIONAL INVESTMENTS LTD.

September 30, 2010 and 2009 and 2008

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

The consolidated financial statements as at September 30, 2010 and for the year then ended have been audited by Myers Norris Penny, LLP Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the financial statements. The consolidated statements of operations, comprehensive income (loss) and deficit and cash flows for the year ended September 30, 2009 and 2008 were audited by other auditors, who expressed an opinion without reservation on those statements in their report.

“Dan Clozza” (signed)

Dan Clozza
President

April 26, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of FORUM NATIONAL INVESTMENTS LTD.:

We have audited the accompanying consolidated financial statements of Forum National Investments Ltd. and its subsidiaries, which comprise the consolidated balance sheet as at September 30, 2010, and the consolidated statements of operations, comprehensive income (loss) and deficit and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Forum National Investments Ltd. and its subsidiaries as at September 30, 2010, and the results of their operations and their cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter
Without qualifying our opinion, we draw attention to Note 1 to these financial statements, which states that Forum National Investments Ltd. incurred significant losses from operations, negative cash flows from operating activities and has an accumulated deficit. This, along with other matters as described in Note 1 indicate the existence of a material uncertainty which may cast doubt about the ability of Forum National Investments Ltd. to continue as a going concern.  Our opinion is not qualified in respect of this matter.

Other Matter
The financial statements of Forum National Investments Ltd. for the years ended September 30, 2009 and September 30, 2008, were audited by another auditor who expressed an unmodified opinion on those statements in their report, dated May 14, 2010.

MEYERS NORRIS PENNY LLP
Chartered Accountants

Vancouver, Canada
April 26, 2011

FORUM NATIONAL INVESTMENTS LTD.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

	September 30,	September 30,
	2010	2009

Assets

Current
Cash and cash equivalents	$373,551	$1,825,635
Short-term deposits	14,700	14,685
Marketable securities (note 3)	51	2,240,375
Amounts and notes receivable (notes 5 and 19)	85,684	160,920
Other receivables	14,360	17,285
Prepaid expenses	18,328	119,678
Total Current Assets	506,674	4,378,578

Amounts and notes receivable (notes 5 and 19)	109,226	205,136
Investment in Life Settlement contracts (notes 5 and 6)	2,670,070	4,052,220
Related party advance (note 18)	-	205,000
Property and Equipment (note 7)	9,101,393	9,562,321
Intangible assets (note 8)	116,307	72,168

Total Assets	$12,503,670	$18,475,423

Liabilities and Shareholders’ Equity

Current
Accounts payable and accrued liabilities	$570,662	$614,847
Due to broker (note 3)	97,146	569,996
Secured borrowing (note 10)	106,341	263,694
Deferred revenue, current portion (note 9)	1,077,068	1,439,840
Current portion of long-term debt (note 12)	177,128	145,625
Income tax payable (note 14)	1,712,000	1,712,000
Convertible debentures (note 11)	40,486	40,486
Loans from related parties (note 18)	92,033	486,379
Total Current Liabilities	3,872,864	5,272,867

Deferred Revenue (note 9)	751,868	1,482,092
Long-Term Debt (note 12)	4,846,198	5,222,774
Total Liabilities	9,470,931	11,977,733

Shareholders’ Equity

Capital Stock (note 13)	25,810,369	25,810,369
Contributed Surplus (note 13(e))	2,757,581	2,757,581
Deficit	(25,535,211)	(22,070,260)
Total Shareholders’ Equity	3,032,739	6,497,690
Total Liabilities and Shareholders’ Equity	$12,503,670	$18,475,423
Nature of operations and ability to continue as going concern (note 1)
Contingency and Commitments (notes 16 and 17)
Subsequent events (note 22)
Approved on behalf of the Board:

/s/ Dan Clozza	Director	/s/ Martin Tutschek	Director
Dan Clozza		Martin Tutschek

See accompanying notes to consolidated financial statements.

FORUM NATIONAL INVESTMENTS LTD.
Consolidated Statements of Operations, Comprehensive Income (Loss) and Deficit
(Expressed in Canadian dollars)

	Year Ended	Year Ended	Year Ended
	September 30,	September 30,	September 30,
	2010	2009	2008

Revenues
Membership and travel	$4,078,187	$3,514,525	$3,593,847
Interest	49,883	50,702	106,364
Other	69,642	175,331	16,943
	4,197,712	3,740,558	3,717,154

Expenses
Wages (note 13)	1,633,671	1,751,700	3,060,503
General and administration (note 12)	2,328,543	2,813,517	2,367,823
Bad debt expense (note 5(a))	81,295	212,364	394,386
Commission costs	75,309	31,983	169,247
Amortization of property and equipment	729,452	406,785	86,078
Amortization of intangible assets (note 8)	4,011	684,738	684,738
	4,852,281	5,901,087	6,762,775
Loss before other income (expenses)	(654,569)	(2,160,529)	(3,045,621)

Other income (expenses)
Net gain on investment in life settlement contracts (note 6)	(1,582,464)	775,207	5,447,464
Gain on settlement of debt by guarantor (note 18)	484,225	–	46,673
Foreign exchange gain (loss)	(139,100)	977,041	(585,119)
Loss on sale-lease back of vehicle	(41,319)	–	(45,040)
Write off of access rights to wholesale priced	–
condo accommodation (note 8)	–	–	(27,052)
Write-down of Needles project (note 7 and 20(b))	–	–	(1,619,163)
Gain (loss) on marketable securities	(698,537)	361,887	–
Unrealized gain (loss) on marketable securities	(8,187)	–	–
Impairment of intangible assets (note 8)	–)	(1,233,324)	–
Impairment of property, plant & equipment (note 7)	(825,000)	(2,348,595)	(1,800,000)
Total Non-operating Income (Expense)	(2,810,382)	(1,467,784)	1,417,763

Income (Loss) Before Tax	(3,464,951)	(3,628,313)	(1,627,858)
Income Tax Recovery (Expense) (note 14)	–)	(1,715,970)	9,401

Net Income (Loss) before Non-controlling interest	(3,464,951)	(5,344,283)	(1,618,457)
Net (Loss) attributable to Non-controlling Interest	–	–	(746,817)
Net Income (Loss) and Comprehensive Income (loss) for Period	(3,464,951)	(5,344,283)	(871,640)

Deficit, Beginning of Period	(22,070 ,260)	(16,725,977)	(15,854,337)

Deficit, End of Period	$(25,535,211)	$(22,070,260)	$(16,725,977)

Basic earnings (loss) per share	$(0.12)	$(0.19)	$(0.03)
Diluted earnings (loss) per share	$(0.12)	$(0.19)	$(0.03)

Weighted average number of common shares outstanding (note 13 (b))

See accompanying notes to consolidated financial statements.

FORUM NATIONAL INVESTMENTS LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

			Nine-month
	Year Ended	Year Ended	Year Ended
	September 30,	September 30,	September 30,
	2010	2009	2008
Operating Activities
Net income/(loss)	$(3,464,951)	$(5,344,283)	$(871,640)
Adjustments to reconcile net income (loss) to net cash Provided by (used in) operating activities:
Net gain on life settlement contracts	1,582,464	(775,207)	(5,447,464)
Income tax expense	–	1,712,000	–
Non-controlling interest	–	–	(746,817)
Deferred vacation membership revenue	(1,092,996)	(404,303)	(973,426)
Amortization of property and equipment	729,452	406,785	86,078
Amortization of intangible assets	4,011	684,738	687,962
Impairment on tangible assets	825,000	2,348,595	1,800,000
Impairment on intangible assets	–	1,233,324	27,052
Related party advance (note 18)	(20,000)	20,000	–
Loss on sale-lease back of vehicle	41,319	–	45,040
Write down on Needles project	–	–	1,619,163
Accrued interest on loan from related party	–	–	53,820
Gain on settlement of debt	(484,225)	–	(46,673)
Loss (gain) on marketable securities	698,537	(361,887)	–
Unrealized Loss (gain) on marketable securities	8,187	–	–
Unrealized foreign exchange gain	144,447	–	–
Increase (decrease) in accounts, notes and other receivables	174,070	371,253	321,290
Increase in short-term deposits	(15)	(475)	–
Increase (decrease) in prepaid expenses	101,351	(113,940)	(5,738)
Increase (decrease) in accounts payable and accrued liabilities	(44,185)	(283,109)	398,523
Increase (decrease) in deferred revenue	–)	(165,931)	2,400,019

Cash Used in Operating Activities	(797,534)	(672,440)	(652,811)

Investing Activities
Cash on-hand upon acquisition	–	–	814,003
Purchase of property and equipment	(1,134,843)	(2,070,200)	(5,183,301)
Payments for intangible property	(48,150)	(72,168)	–
Purchase of Family Vacation Centers	–	–	(1,849,589)
Purchase of life settlement investments	–	–	(1,788,567)
Proceeds from life settlement	–	5,371,606	–
Payment of life insurance premiums	(344,761)	(18,020)	(1,118,127)
Realized proceeds on marketable securities	9,961,726	121,512	–
Purchase of marketable securities	(8,428,126)	(2,000,000)	–
Cash Used in Investing Activities	5,846	1,332,730	(9,125,581)

Financing Activities
Net proceeds received on share issuance	–	195,344	30,000
Additional contribution in Colorado River Resorts LLC	–	–	79,493
Funds held in trust	–	79,493	(79,493)
Amounts due to (from) related parties (note 18)	314,879	(827,653)	685,137
Borrowings (repayments) of Long-term debt	(345,072)	(62,544)	132,991
Proceeds from Long-term debt	–	855,472	226,882
Secured borrowing	(157,353)	126,373	137,321
Due to broker	(472,850)	569,996	–
Cash Provided by Financing Activities	(660,396)	936,481	1,212,331

Effect of foreign exchange on cash	–	-	170,720
Increase (Decrease) in Cash	(1,452,084)	1,596,771	(8,395,341)
Cash and Cash Equivalents, Beginning of Period	1,825,635	228,864	8,624,205

Cash and Cash Equivalents, End of Period	$373,551	$1,825,635	$228,864

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

The Company earns income from investments in life settlement contracts, the sale of travel and fitness club memberships and monthly dues from the members of its travel and fitness clubs. As at September 30, 2010, the Company has an accumulated deficit of $25,535,211 and a working capital deficit of $1,625,163. The Company anticipates incurring substantial expenditures to further develop its life settlement and yacht charter lines of business. Although, the Company has cash on hand of $373,551, the Company’s cash flow from operating activities may not be sufficient to satisfy its obligations as they come due as well as meeting the requirements of its capital investment programs and covenants on its long term debt. These factors cast substantial doubt about the Company’s ability to continue as a going concern. The continued existence of the Company is dependent upon its ability to generate profit from its life settlement investment and vacation club business to meet its obligations as they become due. If additional cash is needed, the Company intends to finance the future capital required to acquire life settlement contracts and continued operations from a combination of traditional debt and equity markets. However, there is no assurance that (a) traditional debt and equity markets may be accessible as required, or if so, on acceptable terms and, or (b) the demand for and selling prices of the Company’s products, may not be sufficient to meet cash flow expectation. The outcome of these matters cannot be predicted with certainty and therefore the Company may not be able to continue or expand operations as planned. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

2.	Significant Accounting Policies

(a)	Basis of presentation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the accounts of the Company and the following subsidiaries:

		Incorporating	Date of Acquisition
Subsidiaries	Ownership	Jurisdiction	or Incorporation

Intravelnet Ltd.	100%	Ontario, Canada	July 25, 2003
ATM Travel Group Ltd. (“ATM”)	100%	British Columbia, Canada	April 3, 2000
International Fitness Vacations (BC) Ltd.	100%	British Columbia, Canada	December 31, 2006
Spirit Yacht Charters Ltd.	100%	British Columbia, Canada	August 7, 2008
American Life Settlement Society LLC	100%	State of Delaware, USA	November 15, 2007

2.	Significant Accounting Policies (continued)

(a)	Basis of presentation (continued)

All significant intercompany balances and transactions have been eliminated.

As described in note 23, Canadian GAAP differs in certain material aspects from accounting principles generally accepted in the United States (“US GAAP”).

(b)	Revenue recognition

The Company generates revenues from yacht charter operations, and the sale of travel memberships and dues. In accordance with CICA HB 3400,Revenue, the portion of revenue received from members, which entitles members to use the Company’s vacation and travel club privileges at a future date, is deferred and recognized in income evenly over the term of the member’s entitlements. For lifetime memberships, revenue is recognized over a period of five years, which is management’s best estimate of the period over which performance will be required. Revenue from yacht charter operations is recognized at the time the charters are provided.

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

The intangible asset under construction is the membership database, will be evaluated to determine the estimated useful life upon completion. The database was completed and entered service during fiscal 2010.

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

(i)	Earnings (loss per share)

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

2.	Significant Accounting Policies (continued)

(i)	Earnings (loss) per share (continued)

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

2.	Significant Accounting Policies (continued)

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

(n)	Accounts receivable

The Company maintains reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of the reserve. Accounts receivable will be considered delinquent if payment is not received before the due dates established in the sales agreement with customers. Delinquent account balances are written-off after management has determined that the likelihood of collection is not probable, and known bad debts are written off against allowance for doubtful accounts when identified.

(o)	Comprehensive income

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

(p)	Financial instruments

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

2.	Significant Accounting Policies (continued)

(p)	Financial instruments (continued)

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

The following table summarizes the Company’s selected financial instrument classifications:

Financial instrument	Classification

Cash and cash equivalents and funds held in trust	Held-for-trading
Short-term deposits	Held-to-maturity
Marketable securities	Held-for-trading
Amounts and notes receivable	Loans and receivables
Life settlement contract receivable	Loans and receivables
Other receivables and related party advance	Loans and receivables
Investment in life settlement contracts	Held-for-trading
Accounts payable and accrued liabilities	Other liabilities
Accounts payable - other	Other liabilities
Convertible debentures	Other liabilities
Secured borrowing and due to broker	Other liabilities
Long term debt and promissory note payable	Other liabilities
Loan from related parties	Other liabilities

(q)	Comprehensive income

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

2.	Significant Accounting Policies (continued)

	(r)	Business Segment

The Company operates in one reporting segment, the travel and vacation club. All of the Company’s operations, assets and employees are located in Canada.

The Company also invests in life settlement contracts in the United States. However, as at September 30, 2010, the life settlement business does not constitute a clearly identifiable business segment.

	(s)	Adoption of new accounting standards

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

2.	Significant Accounting Policies (continued)

(t)	Adoption of future accounting standards

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

3.	Marketable Securities Balances as at September 30, 2010

	Number of shares held	Cost	Quoted Market price per share	Fair Value

SUNC2 Network Corp.	10,000	$8,238	$0.005	$51

Total	10,000	$8,238		$51

Balances as at September 30, 2009

	Number of shares held	Cost	Quoted Market price per share	Fair Value

HSE Integrated	1,339,500	$622,625	$0.700	$937,650

Huntington Bancshares Inc.	250,000	$1,144,580	$5.0397	$1,259,925

SUNC2 Network Corp.	50,000	$77,242	$0.856	$42,800

Total	1,639,500	$1,844,447		$2,240,375

Investments in shares of public companies traded on a recognized securities exchange are recorded at the closing bid prices on the last day the security traded on, or prior to, the consolidated balance sheet date.

Due to broker consists of margin borrowings less cash advanced collateralized by the Company’s investments held at the broker. In the normal course of business, the Company utilizes the margin borrowings to finance some of its marketable securities activities. At September 30, 2010 the Company owed $97,146 (2009: $569,996, 2008: $nil). The margin account is due on demand and is subject to margin calls. All securities held by the broker are pledged in relation to the brokers account.

4.	Segment reporting

The Company operates in one business segment being hospitality and tourism.

	September 30, 2010	September 30, 2009
Identifiable Assets
Canada	$9,833,600	$14,423,203
United States of America	2,670,070	4,052,220
Total Assets	$12,503,670	$18,475,423
Revenue
Canada	$4,197,712	$3,740,558
United States of America	–	–
Total Revenue	$4,197,712	$3,740,558
Net Income (loss)
Canada	$(1,882,487)	$(6,045,762)
United States of America	(1,582,464)	701,479
Total net income (loss)	$(3,464,951)	$(5,344,283)

All membership and travel revenues are earned in Canada (2009 – 100%, 2008 – 100%).  There are no major customers that account for 10% or more of the Company’s revenue (2009: nil; 2008: nil).

All losses on the investment in life settlement contracts are derived from life insurance policies held in the USA (2009: 100%, 2008: 100%).  There are no insured parties that account for 10% or more of the Company’s revenue (2009: nil, 2008: 1 insured party).

5.	Financial Instruments

The Company’s financial instruments and the types of risks to which their carrying values are exposed are as follows:

Risks
	Credit	Liquidity	Foreign Exchange
Measured at amortized cost:
Accounts & notes receivable	X
Other receivables	X
Accounts payable and accrued liabilities		X
Convertible debentures		X
Secured borrowings		X	X
Long term debt		X	X
Loans from related parties		X
Due to broker		X
Related party advance	X
Measured at fair value:
Cash and cash equivalents	X		X
Funds held in trust	X		X
Short- term deposits	X
Marketable securities	X
Investment in life settlement contracts	X		X

5.	Financial Instruments (continued)

There was no change to the risks faced by the Company for the year ended September 30, 2010.

(a)	Credit risk

Credit risk is the risk that a party to one of the Company’s financial instruments will cause a financial loss to the Company by failing to discharge an obligation. The carrying values of the Company’s financial assets, which represent the maximum exposure to credit risk, are as follows:

	September 30,	September 30,
	2010	2009
Cash and cash equivalents	$373,551	$1,825,635
Funds held in Trust	–	–
Short-term deposits	14,700	14,685
Marketable securities	51	2,240,375
Amounts and notes receivable	194,910	387,727
Investment in life settlement contracts	2,670,070	4,052,220
Other receivables	14,360	17,284
Related party advance	–	205,000
Total	$3,267,642	$8,742,926

(a)	Credit risk (continued)

Cash and cash equivalents and short term deposits: Credit risk associated with these assets is minimized substantially by ensuring that these financial assets are placed in debt instruments of well-capitalized financial institutions.

Amounts and notes receivable and other receivables:Credit risk associated with these assets is minimized due to their nature. All notes receivable are carried at net after allowing for bad debts and unearned interest. The provision for doubtful amounts receivable is an estimate based on an assessment of individual accounts and the length of time balances have been outstanding. As of September 30, 2009 the allowance for doubtful amounts and note receivables totaled $56,002 (2009 - $328,361).

Allowance for doubtful amounts, beginning of the year:	$328,361
Net bad debts provisions (recovery)	$(272,359)
Allowance for doubtful amounts, end of year:	$56,002

(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities. The Company manages liquidity risk by regularly monitoring forecast and actual cash flows as well as maturity profiles of financial assets and financial liabilities. The Company expects the following maturities of its financial liabilities (including interest) and operating leases and contracts:

5.	Financial Instruments (continued)

(b)	Liquidity risk (continued)

Expected payments by period as at September 30, 2010

	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	5 + years	Total
Accounts payable and accrued liabilities	$570,662	–	–	–	–	–	570,662
Due to broker	97,146	–	–	–	–	–	97,416
Secured borrowing	106,341	–	–	–	–	–	106,341
Loans from related parties	92,033	–	–	–	–	–	92,033
Life settlement premiums*	366,814	385,154	404,412	424,633	445,864	2,017,818	4,044,695
Long-term debt	177,128	139,734	148,274	4,558,190	–	–	5,023,326
Lease and Contracts	50,508	33,965	22,438	4,144	–	–	111,055
TOTAL	$1,460,632	558,853	575,124	4,986,967	445,864	2,017,818	10,045,528

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

Market risk is the risk that fair value or future cash flows of financial instrument will fluctuate because of changes in interest rates, other market prices, and/or foreign currency exchange rates. The carrying amounts of the Company’s financial instruments are not subject to interest rate risk. In 2009 the construction loan was converted to a loan having a fixed interest rate (note 12.) Life settlement contracts are measured at fair value on each balance sheet date. Market risks associated with the financial standing of the issuer and changes in economic conditions affecting the issuer may affect the fair value of such financial instruments.

5.	Financial Instruments (continued)

(c)	Market risk (continued)

The following table sets out a sensitivity analysis of the effect of the Company’s financial instruments that are subject to foreign currency risk by applying reasonable possible changes in the USD foreign currency rates relative to the Company’s functional currency, the Canadian dollar

	Foreign Currency Risk(1)
		-10%(1)	+10%(1)
	Carrying amount	Net	Net
	September 30, 2010	earnings	earnings
Financial assets
Cash and cash equivalents	$(475)	$48	$(48)
Marketable securities	51	(5)	5
Investment in life settlement contracts	2,670,070	(267,007)	267,007
Financial liabilities
Due to Broker	97,146	9,715	(9,715)
Long term debt – current	131,685	13,169	(13,169)
Long term debt – non current	4,846,198	484,620	(484,620)
Total (decrease) increase		$240,540	$(240,540)

	Foreign Currency Risk(1)
		-10%(1)	+10%(1)
	Carrying amount	Net	Net
	September 30, 2009	earnings	earnings
Financial assets
Cash and cash equivalents	$13,561	$(1,356)	$1,356
Marketable securities	1,302,725	(130,273)	130,273
Investment in life settlement contracts	4,052,220	(405,223)	405,223
Financial liabilities
Due to Broker	569,996	57,000	(57,000)
Long term debt – current	138,525	13,853	(13,853)
Long term debt – non current	5,182,838	518,284	(518,284)
Total (decrease) increase		$52,285	$(52,285)

(1)	Displayed is the effects on the Company’s US dollar denominated financial assets and liabilities if the value of the US $ increases or decreases by 10%:

The Company is exposed to currency risk in relation to their US dollar financing referred to in note 12 and the investment in life settlement contracts (note 6) denominated in US dollars. The Company has not entered into any foreign currency contracts to mitigate this risk.

5.	Financial Instruments (continued)

(d)	Fair value

Carrying amounts of certain of the Company’s financial instruments, including amounts and notes receivable, other receivables, related party advance, accounts payable, accounts payable – other, accrued liabilities, due to broker, secured borrowing, loans from related parties and convertible debentures approximate fair values due to their short-term maturities.

The fair value of other financial instruments are as follows:

	Carrying Value	Fair Value
Long-term debt	$4,995,884	$5,292,198

* Fair values for long-term debt are determined with reference to market interest rates at September 30, 2010.

Fair Value Analysis

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into levels 1 to 3 based on the degree to which fair value is observable:

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs.)

	Level 1	Level 2	Level 3
Held-for-trading financial assets
Cash and cash equivalents	373,551	–	–
Short term deposits	14,700	–	–
Marketable securities	51	–	–
Investment in life settlement contracts	–	–	2,670,070

There were no significant transfers between Level 1 and 2 in the period. Reconciliation of Level 3 fair value measurements of financial assets: Unquoted life settlement policies

Opening balance	$4,052,220
Total gains or losses
In profit or loss (Note 6)	(1,382,150)
In other comprehensive income	–
Purchases	–
Sales	–
Transfers out of level 3	–
Closing balance	$2,670,070

5.	Financial Instruments (continued)

Fair Value Analysis (continued)

Unquoted life settlement policies include holdings in unlisted life settlement policies which are measured at fair value. Fair value is estimated using a discounted cash flow model, which includes some assumptions that are not supportable by observable market prices or rates. In determining the fair value, a life expectancy, premium growth factor of 5.0% (2009: 5.0%) and a discount factor of 12% (2009: 12%) are used. If the life expectancies were increased or decreased by 10 months, discount factors were increased or decreased by 2%, premium growth rates were increased and decreased by 1%, while all other variables are held constant, the carrying value of the investment in life settlement policies would increase (decrease) by:

	Life Expectancy		Discount Rate		Premium Growth
	+10 Months	(10 Months)	+2%	(2%)	+1%	(1%)
Investment in life settlements	$ 2,065,007	$ 3,097,751	$ 2,032,946	$ 3,465,657	$2,552,407	$2,781,597
Increase (Decrease)	$ (605,063)	$ 427,681	$ (637,124)	$ 795,587	$(117,663)	$111,527

6.	Investments in life settlement contracts

The Company purchases life settlement contracts for long term investment purposes and accounts for these investments under CICA HB 3855. The Company designated the investments in life settlement contracts as held-for-trading that are recorded at fair value on each reporting date. As of September 30, 2010 and 2009 the Company has the following investment in life settlement contracts: The table below summarizes the attributes of outstanding life settlement contracts at September 30, 2010 and 2009:

	Number of	Estimated Fair	Face	Face
Year	contracts	value	value (CAD)	value (USD)

2009	5	$4,052,220	$ 27,802,146	$ 25,930,000
2010	4	$2,670,070	$ 16,309,972	$15,838,000

For the years ended September 30, 2010, 2009 and 2008, the investments experienced the following gains:

	Realized	Unrealized
Year	Gains (Losses)	Gains (Losses)

2008	$3,736,541	$1,710,923
2009	$–	$775,207
2010	$–	$(1,582,464)

6.	Investments in life settlement contracts (continued)

At September 30, 2008 the Company had a life settlement contract receivable of $5,371,606 following the settlement of a life insurance policy in 2008. As a result of the settled contract, the company had recognized a gain of $3,736,541 in the year ended September 30, 2008. The Company received the proceeds from the settled life insurance policy during the year ended September 30, 2009. No life insurance policies settled during the year ended September 30, 2010.

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

	September 30, 2010	September 30, 2009

Average age of insured	82 years	80 years

Average life expectancy	10 years	10 years
Expected premium growth	5%	5%
Average maturity value	$4,077,493	$5,200,000
Mortality rates Discount rate	Standard Life Expectancy 12%	Standard Life Expectancy 12%

7.	Property and Equipment

		Accumulated		Net Book
September 30, 2010	Cost	Amortization	Impairment	Value

Motor vessels	$14,762,773	$917,601	$4,973,595	$8,871,576
Vehicles	132,000	60,417	–	71,583
Equipment	265,730	173,247	–	92,483
Computers	5,569	3,987	–	1,582
Leasehold improvements	181,668	117,500	–	64,168

	$15,347,740	$1,272,752	$4,973,595	$9,101,393

7.	Property and Equipment (continued)

		Accumulated		Net Book
September 30, 2009	Cost	Amortization	Impairment	Value

Motor vessels	$13,726,249	$307,312	$4,148,595	$9,270,342
Vehicles	75,000	35,417	–	39,583
Equipment	270,305	120,588	–	149,717
Computers	9,559	6,488	–	3,071
Leasehold improvements	183,207	83,599	–	99,608

	$14,264,320	$553,404	$4,148,595	$9,562,321

Accumulated amortization and write-downs includes a $825,000 (2009 - $2,348,595) impairment charge against motor vessels.

The value of property, plant & equipment not in use at September 30, 2010 are Motor Vessel $398,073 (2009: $nil).  Assets that are not in use have not been depreciated during the year.

The carrying value of items of Property Plant and Equipment that are under capital leases are vehicles with a carrying value of $14,583 (2009: $39,583).  The cost and accumulated amortization for the vehicles is $75,000 and $60,417 respectively (2009: $75,000 and $35,417).

From time to time during the year, the Company has made property, plant and equipment, when not in use, available to management and employees for which management and employees reimburses the Company for all direct charges and sundry costs.

The Company recognized an impairment loss on the carrying value of the motor vessel that was completed during the prior year, in the amount of $750,000 (2009: $2,348,595, 2008: $1,800,000). Due to the current economic environment, the Company concluded that the vessel had a market value of $8,250,000 (2009: 9,182,697). As the motor vessel has not been in use, the Company was unable to prepare a discounted cash flow analysis to determine the value in use, As an alternative the fair value of the motor vessel was determined based on the amortized replacement cost. Under the amortized replacement cost method, the replacement costs for significant components of the motor vessel were obtained, and depreciated to current market value based on a review by an independent specialist marine surveyor.

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

As of September 30, 2010, the Company had finite-lived intangible assets which totaled $116,307 (2009 – $nil), net of accumulated amortization of $4,011 (2009 - $1,369,476) and impairment of $nil (2009 - $1,233,324). At September 30, 2010, the Company had one finite-lived intangible asset which consisted of a proprietary database for managing its membership and travel operations.

During fiscal 2009, the Company began to develop and create its own computerized membership database based on new technology, to replace the aging legacy membership database system the Company was previously utilizing. The database was completed & implemented during the current fiscal year.  The total cost to developing the database was $120,318 (2009 – $72,168).

Intangible assets	September 30,	September 30,
	2010	2009

Vacation club membership (note 20(a))	$–	$2,602,800
Accumulated amortization	–	(1,369,476)
Impairment write-down (i)	–	(1,233,324)
	–	–

Development of computerized membership database	$72,168	$72,168
Additions to computerized membership database	48,150
Accumulated amortization	(4,011)
Total intangible assets	$116,307	$72,168

(i)	During 2009 the Company identified that certain family vacation club members acquired were no longer maintaining active membership and were impaired and accordingly recognized an impairment of $1,233,324.

9.	Deferred Revenue

	September 30,	September 30,
	2010	2009
Deferred membership sales	$1,482,092	$2,404,163
Additional deferred revenue	346,844	517,769
Current portion	(1,077,068)	(1,439,840)
	$751,868	$1,482,092

The deferred membership sales and dues relates to the portion of revenue, which entitles members to use the Company’s vacation and travel club privileges at a future date. Management’s best estimate for life time memberships is that they are active for 5 years (2009 – 5 years, 2008 – 5 years). Management’s best estimate is based on historical data for all travel memberships. The revenue is recognized as indicated in note 2(b).

During 2010, the Company entered into travel club membership agreements with a total value of $Nil (2009 – $Nil, 2008 – $2,400,019). As described in note 2(b), the revenue from these memberships are recognized in the year of purchase evenly over the term of the membership. Commission costs are expensed as incurred.

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

The factorization transaction is collateralized against the notes receivable. The effective interest rate of the secured borrowing is 15% (2009 – 15%).

As at September 30, 2010 the Company had an outstanding liability to the third party as set out below:

	September 30,	September 30,
	2010	2009

Balance, beginning of period	$263,694	$137,321
Sales of note receivables during the year	–	80,637
Amortization of discount	–	63,757
Collection of note receivable during the year	(157,353)	(18,021)

Balance, end of period	$106,341	$263,694

11.	Debentures

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

12.	Long-Term Debt

The Company has secured a long-term loan to complete the refit project of the vessel.

	September 30,	September 30,
	2010	2009
Loan in US funds for vessel
at 7% per annum for a 5 year term	$4,977,883	$5,312,048
Lease financing against motor vehicle	45,443	56,351
Less: current portion	(148,101)	(145,625)
Long-term portion	$4,875,225	$5,222,774

12.	Long-Term Debt (continued)

The construction loan was secured by the motor vessel and by a personal guarantee from two of the directors of the Company up to the value of the construction loan. Interest on the construction loan is capitalized in the Property and Equipment balance. The interest rate on the construction loan was LIBOR plus 3.25%.

In February 2009, the Company converted its construction loan with Caterpillar Financial Services to a loan facility of $5 million US dollar with a 5 year term and a fixed interest rate of 7% per annum. The loan is secured by the motor vessel and by a personal guarantee from two of the directors of the Company up to the value of the permanent loan. Interest of $nil was capitalized on the construction during the year (2009 – $120,819; 2008 – $307,917). Capitalization of interest ceased in February 2009.

The Company lease financed a motor vehicle during the year September 30, 2008. The loan is in the form of a capital lease repayable in equal installments over 36 months and is secured by a guarantee over the motor vehicle. The minimum lease payment for the lease is $1,838 per month, interest rate at 8.5% per annum and the guaranteed residual value is $32,000.  The imputed interest rate for the capital lease is 9.2% per annum, and has a maturity date of June 5, 2011.   The carrying value of the motor vehicle is $14,583 (2009 – $39,583).

Interest expense of $364,389 related to long-term debt is included in General and administration during the year (2009 – $346,300, 2008 – $33,043).

The expected repayments of long term debt for the five following twelve month periods ended September 30, 2010 are as follows:

	Permanent loan	Vehicle lease	Total
2011	$131,685	$45,443	$177,128
2012	139,734	–	139,734
2013	148,274	–	148,274
2014	4,558,190	–	4,558,190
2015	–	–	–
Thereafter	–	–	–

Total long term debt	$4,977,883	$45,443	$5,023,326

13.	Capital Stock

(a)	The authorized capital stock:

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

Unlimited - Series “B” - Preference convertible shares without par value (convertible to one common share for each preferred share held). Series “B” preference shareholders are not entitled to notice or to attend any meetings of common shareholders of the Company. Each Series “B” preference shareholder is entitled to one vote for each series A preference share held for any matters submitted to holders of preference shareholders for consideration. Series “B” preference shareholders are entitled to convert the shares into 13,649,983 shares at the holders discretion.

(b)	The issued capital stock of the Company is as follows: 13,933,983 Series “A” preferred shares convertible for no consideration and 13,649,983 Series “B” preferred shares convertible for no consideration (2009, 2008 – 13,933,983) and common shares as follows:

	Number of
	Common	Share	Contributed
	Shares	Capital	Surplus

Balance, September 30, 2008	28,439,611	$24,255,952	$2,913,377
Stock options exercised	150,000	351,238	(155,796)
Shares issued for business acquisition (note 20(a))	267,373	1,203,179	–

Balance, September 30, 2009	28,856,984	$25,810,369	$2,757,581
Conversion of Series B Preference shares	284,000	–	–

Balance, September 30, 2010	29,140,984	$25,810,369	$2,757,581

(i)	On April 16, 2007, the Company's common shares were forward split on a three new for one old basis.

13.	Capital Stock (continued)

Weighted average outstanding common stock for the calculation of earnings (loss) per share for each of the period presented:

	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,
	2010	2009	2008
Weighted average common shares	28,645,113	28,553,321	28,425,526
Series B preferred shares conversion	13,649,983	13,933,983	13,933,983
Weighted average fully diluted common stock	90,507,518	90,524,608	90,329,019

For the years ended September 30, 2010, September 30, 2009 September 30, 2008, outstanding stock options and preferred shares were not included in the calculation of diluted earnings (loss) per share as their effect would be antidilutive.

Diluted weighted average common stock includes common stock issuable if Series A and Series B preferred shares are converted and 2,655,000 (2009: 2,655,000) stock options outstanding that are in the money are exercised assuming that any proceeds would be used to purchase common stocks at the average market price during the period.

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

The Company did not expand the stock option plan during the year under review after reserving 2,850,000 shares in the common stock of the Company for the nine month period ended September 30, 2007. The options vested immediately, exercisable at $1 per share and will expire in July 2012. No options were granted during the year ended September 30, 2010 and 2009.

(d)	Stock-based compensation

There was Nil Stock-based compensation cost included in wages for the year ended September 30, 2010 (2009 - $Nil, 2008 - $Nil).

13.	Capital Stock (continued)

(d)	Stock-based compensation

The table below summarizes the outstanding and exercisable stock options as at September, 30 2010 and 2009:

	Number	Exercise
	of Options	Price (US $)

Balance, September 30, 2008	2,805,000	$1.00
Exercised during the year ended September 30, 2009	(150,000)	$1.00

Balance, September 30, 2009	2,655,000	$1.00

Balance, September 30, 2010	2,655,000	$1.00

The table below summarizes the attributes of the outstanding stock options as at September 30, 2010:

Options Outstanding			Options Exercisable
Exercise	Number	Remaining	Number	Exercise
Price (US $)	of Options	Contractual Life	of Options	Price (US $)

$1.00	2,655,000	1.75 years Expiry June 30, 2012	2,655,000	$1.00

The fair value of stock options used to calculate stock-based compensation is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

September 30, 2007

Dividend rate	–
Expected volatility	209%
Interest rate	4.88%
Expected life	5 years

The weighted average grant date fair value was $1.04.

(e)	Contributed surplus

Balance, September 30, 2008	2,913,377
Stock-options exercised	(155,796)
Balance, September 30, 2009	$2,757,581

Balance, September 30, 2010	$2,757,581

14.	Income Taxes

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,
	2010	2009	2008

Statutory income tax rate	29.1%	30.1%	31.5%

Statutory rate applied to income (loss) from
operations before income taxes	$(1,009,000)	$(1,086,500)	$(512,775)
Permanent differences	2,500	2,800	(458,959)
Difference in tax rates between foreign jurisdiction	–	61,000	–
Non-capital losses not previously recognized	–	–	859,047
Investment in life settlement contracts	460,900	327,800	–
Effect of reduction in statutory tax rate	77,000	199,900	–
Expense due to differences in tax jurisdictions	–	1,086,100	–
Others	52,600	105,370	(96,845)
Increase (decrease) in valuation allowance	416,000	1,019,500	218,933

Income tax expense	$–	$1,715,970	$9,401
Comprising:

Income taxes (recovery) expense – current	$–	$1,715,970	$9,401
Income taxes – future	$–	$–	$–

The significant components of the Company’s future income tax assets and liabilities are as follows:

	September 30,	September 30,
	2010	2009

Future income tax assets (liabilities):
Non-capital loss carry forwards	$2,577,000	$2,243,000
Cumulative eligible capital	372,000	400,000
Capital loss carry forwards	196,000	154,000
Excess (deficiency) of tax cost over book value
of property and equipment	82,000	107,000
Excess (deficiency) of tax cost over book value
of intangible assets	651,000	651,000
Marketable securities	(2,000)	(91,000)

	3,880,000	3,464,000
Valuation allowance	(3,880,000)	(3,464,000)

Future income taxes, net	$–	$–

14.	Income Taxes (continued)

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

The Company has been delayed in filing its tax returns since 2006, due to outstanding appeals for previously filed returns. In January 2011, the Company received notice the appeals of previously filed tax returns had been accepted as filed. The Company has Canadian non-capital income tax loss carry forwards of approximately $10,311,000 (2009 - $8,970,000) available to reduce future years’ taxable income expiring between 2011 and 2029.

The Company has a capital loss carry-forward of approximately $783,000 (2009: $614,000).

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

16.	Commitments

In addition to other obligations disclosed elsewhere:

(a)	The Company has commitments in respect of operating leases with total aggregate payments due of approximately $111,055 (2009 - $101,595). Payments due in each of the next five years are as follows:

2011	$50,508
2012	33,965
2013	22,438
2014	4,144
2015	–

Total	$111,055

(b)	The Company has commitments in respect of office leases with total aggregate payments due of approximately $Nil (2009 - $141,120).

17.	Contingent liabilities

The Company has liability insurance to mitigate any financial loss to the Company.

18.	Related Party Transactions

In addition to related party transactions disclosed elsewhere in these financial statements, the following transactions have occurred:

(a)	The Company reimbursed $216,683 (2009 – $138,717, 2008 - $112,565) to directors for expenditures made on behalf of the Company. Included in automotive expense is an amount of $24,000 (2009 - $22,185, 2008 - $20,040) for use of company assets by directors and officers of the Company.

(b)	At September 30, 2010, directors and officers advanced $92,033 (2009 – $486,379, 2008 - $1,089,031) to the Company in the form of loans and short-term financing. The amounts advanced from directors and officers are unsecured, non-interest bearing and repayable on demand.

(c)	During fiscal 2008 and 2007, a SUV 7 passenger limousine owned by a director and officer of the Company was sold to the Company for $115,000. The Company subsequently lease- financed the vehicle.

18.	Related Party Transactions (continued)

(d)	Loans from related parties totaling $89,879 (2009 – $602,652, 2008 - $Nil) were advanced during the year. $484,225 owing to a related party was recorded as a gain on settlement of debt due to the wind up of an investment in Colorado River Resorts LLC. This amount was included in loans from related parties in the prior fiscal year.

(e)	During fiscal 2009, the Company advanced $225,000 to an Officer/ Director for the purchase of a 43’ motor vessel. As at September 30, 2009 the motor vessel ownership had not been transferred to the Company, and accordingly the amount has been recognized as a related party advance in the financial statements. The related party advance was fair valued at an interest rate of 9.9% at $205,000, with a $20,000 charge to Wages. Ownership of the vessel passed to the company during fiscal 2010, however, due to the weak economic outlook, the company recognized a $75,000 impairment on the value of the vessel as at September 30, 2010. The company also recognized interest income on the advance in the amount of $20,000 for the year ended September 30, 2010.

All of the above transactions and balances are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

19.	Amounts and Notes Receivable

The Company receives promissory note receivables from the sale of travel memberships to third parties. The promissory notes have an average rate of interest of 9.9%pa (2009 – 9.9%) and an average maturity of 25 months (2009 – 37 months). The promissory notes are unsecured.

	2010	2009	2008
Current	$85,683	$160,920	$345,579
Non-Current	$109,226	$205,136	$404,033
	$194,909	$366,056	$749,612
	2010	2009	2008
Past due Amounts and Notes Receivable	$44,016	$61,194	$30,762

As of September 30, 2010 the allowance for doubtful amounts and note receivables totaled $56,002 (2009 – $210,923, 2008 - $ 150,557).  At September 30, 2010 promissory note receivables of $106,341 (2009 – $236,694, 2008: $137,321) have been provided as security for the secured borrowing (see note 10).

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

The deterioration of the real estate market in the southern United States by the end of fiscal 2008 triggered an impairment analysis of the investment in the property. The asset group included the property and the related mortgage for which the property was the only source of cash flow to pay the liability. The fair value of the property, based on an independent appraisal, had deteriorated below the value of the outstanding mortgage and therefore the fair value of the asset group was determined to be zero, Accordingly a write down of the property of $1,619,163 was recognized in 2008. The deterioration of the real estate market in the southern United States continued into 2009 resulted in the LLC not able to secure additional investment financing as required to complete the transaction. During the year ended September 30, 2009, the lender foreclosed on the Needles property resulting in property being fully impaired. An impairment charge of the remaining balance of $7,602,529 was recognized in the year ended September 30, 2009 in the statements of operations. The impairment loss was offset by the derecognition of the promissory note payable to the same value upon the foreclosure of the property. Included in Loans from Related Parties at September 30, 2010, is $Nil (2009 - $484,169, 2008 – $491,031) for funds advanced by a director of the Company, directly to Colorado River Resorts, LLC.

21.	Supplemental Cash Flow Information

Cash flow information:

	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,
	2010	2009	2008

Interest paid	$391,529	$303,875	$34,268

Taxes paid	$3,678	$3,675	$–

Derecognition of financial liability (note 20(b))	$–	$7,602,530	$1,619,163

22.	Subsequent Events

(a)	Subsequent to the year end, the Company paid $176,263 in connections with servicing premium expenses in connection with its life settlement contracts.

(b)	On January 31, 2011 the Company sold 100% of the shares of its subsidiary International Fitness Vacations Ltd for $200,000. International Fitness Vacations is a health and fitness center located in Richmond British Columbia.

(c)	In January 2011 the Company sold a life Insurance policy that it owned for $112,000. The Life Settlement policy has a face value of $838,000 USD.

(d)	In February of 2011, the Company commenced the marketing of a convertible debenture offering. The Company began offering to accredit investors a convertible debenture secured by the assets of the Company, specifically a percentage interest in two of the Companies Life Settlements that total $9M USD in face value. Several “units” were subscribed for and the Company anticipates commencing marketing again in the near future.

(e)	In March 2011, a 43 foot Sunbridge cruiser motor vessel was sold for $150,000.

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

Accounting for the non-employee options on this basis would result in recording additional compensation expense and capital stock of $684,664 from the year of adoption of FAS No. 123R to September 30, 2010.

23.	United States Generally Accepted Accounting Principles Reconciliation (continued)

(b)	Valuation of stock issued for assets and services

(i)	During the year ended December 31, 2000, the Company acquired Fitness Vacations for 992,000 common shares of the Company. Under Canadian GAAP, the acquisition was valued based on the estimated fair value of the assets acquired. For US GAAP purposes, the acquisition would be valued based on the market value of the shares given. Accordingly, as at September 30, 2010 and 2009, the application of US GAAP would result in an increase in capital stock of $1,217,705.

During the year ended December 31, 2001, goodwill relating to the acquisition of Fitness Vacations was written down, and as such, the additional goodwill recorded on the acquisition under US GAAP was written off. Accordingly, for the years ended at September 30, 2010 ,2009, and 2008, the application of US GAAP would result in a corresponding increase in deficit of $1,217,705.

(ii)	During the years ended December 31, 2001 and 2000, the Company settled a number of accounts payable by the issuance of stock options and common shares. For Canadian GAAP purposes, the transactions were recorded at the carrying value of services received. For US GAAP purposes, the transactions would be valued based on the market value of the options or shares issued. Accordingly, as at September 30, 2010 and 2009, the application of US GAAP would result in an increase in capital stock and an increase in deficit of $695,681 for the years ended at September 30, 2010, 2009, and 2008.

(iii)	During the years ended September 30, 2010, 2009, and 2008, the Company did not issue shares under its incentive share purchase plan (note 2(d)).

(c)	Income Taxes

In July 2006, the FASB issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109”, which clarifies the accounting for uncertainty in income taxes recognized in accordance with FASB ASC 740, “Income Taxes”, FIN 48 clarifies the application of SFAS 109 by defining criteria that an individual tax position must meet for any part of benefit of that position to be recognized in the financial statements. The evaluation of a tax position in accordance with this interpretation is a two-step process. In the first step, recognition, the Company determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step addresses measurement of a tax position that meets the more-likely-than-not criteria. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in a) an increase in a liability for income taxes payable or a reduction of an income tax refund receivable, b) a reduction in a deferred tax asset or an increase in a deferred tax liability or c) both a and b. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be

23.	United States Generally Accepted Accounting Principles Reconciliation (continued)

(c)	Uncertain tax position (continued)

recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be de-recognized in the first subsequent financial reporting period in which that threshold is no longer met. Use of a valuation allowance as described in ASC 740 is not an appropriate substitute for the de-recognition of a tax position. The requirement to assess the need for a valuation allowance for deferred tax assets based on sufficiency of future taxable income is unchanged by this interpretation. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company determined that as at September 30, 2010 and 2009 and 2008, its tax position will more likely than not be sustained upon examination. The validity of any tax position is a matter of tax law, the body of statutory, regulatory and interpretive guidance on the application of the law is complex and often ambiguous. Because of this, whether a tax position will ultimately be sustained may be uncertain. Interest and penalties are recognized as part of income tax expense.

(d)	Life settlement contracts

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

(e)	Derivative liability

On October 1, 2009, the Company adopted the provisions of Emerging Issues Task Force (“EITF”) 07-5 (now known as ASC 815-40), “Determining whether an instrument (or embedded feature) is indexed to an entity’s own stock”. The Company’s functional currency is the Canadian dollar and it had issued instruments that have an exercise price denominated in U.S. dollars and has determined that these instruments cannot be classified as equity-based on the evaluation of the instruments’ settlement provisions as they were not indexed to the Company’s common shares. As a result, these instruments are treated as derivative liabilities carried at fair value as determined by the Black-Scholes option pricing model, for U.S. GAAP purposes with changes in fair values recorded as gains or losses in the statements of operations.

On adoption of ASC 815-40, the Company would have recorded a liability of $4,495,240, a reduction of contributed surplus of $2,757,581 and a charge to deficit of $1,737,659 to reflect the fair value of the options at October 1, 2009, determined in accordance with the Black-Scholes option pricing model. At September 30, 2010, the Company would have recognized a gain of $2,153,766 based on the decline in fair value of the options and the related derivative liability.

23.	United States Generally Accepted Accounting Principles Reconciliation (continued)

(f)	Recent accounting pronouncements

(i)	In January 2010, the FASB issued Accounting Standards Update ("ASU") 2010-06 Fair Value Measurement and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This guidance provides for the following new required disclosures related to fair value measurements: 1) the amounts of and reasons for significant transfers in and out of level one and level two inputs and 2) separate presentation of purchases, sales, issuances, and settlements on a gross basis rather than as one net number for level three reconciliations. The guidance also clarifies the existing disclosures as follows: 1) provide fair value measurement disclosures for each class of assets and liabilities and 2) provide disclosures about the valuation techniques and inputs used for both recurring and nonrecurring level two or level three inputs. The Company has adopted this standard, but it did not have a material effect on the Company's consolidated balance sheet or required financial statement disclosures.

(ii)

In April 2010, the FASB issued ASU 2010-13, Compensation-Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. This update provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in currency of a market in which a substantial porting of the entity‟s equity securities trades should not be considered to contain a condition that is not a market, performance or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company‟s adoption of this ASU did not have a material impact on its consolidated financial statements.

(iii)	In December 2010, the FASB issued Accounting Standard Update 2010-28, Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. This ASU modified Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. For public entities, the amendments in the ASU are effective for fiscal years, and inter im periods within those years, beginning after December 15, 2010. The Company`s adoption of this ASU is not expected to have a material impact on its consolidated financial statements.

(iv)	In December 2010, the FASB issued Accounting Standard Update 2010-29, Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations. This ASU specifies that, if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. ASU 2010-29 is effective prospectively for business combinations where the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Company`s adoption of this ASU is not expected to have a material impact on its consolidated financial statements.

23.	United States Generally Accepted Accounting Principles Reconciliation (continued)

(f)	Reconciliation

The effect of the differences between Canadian GAAP and US GAAP (including practices proscribed by the SEC) on the consolidated balance sheets and statements of operations and deficit are summarized as follows:

(i)	Total Assets

	September 30,	September 30,	September 30,
	2010	2009	2008
Total Assets under Canadian GAAP	$12,503,670	$18,475,423	29,481,590
Deferred costs, net (note 22(f))	378,534	875,250	1,341,034

Total Assets under US GAAP	$12,882,204	$19,350,673	30,822,624

(ii)	Total Liabilities

	September 30,	September 30,	September 30,
	2010	2009	2008
Total Liabilities, under Canadian GAAP	$9,470,931	$11,977,733	19,038,238
Derivative liability (note 23 (e))	2,341,474	–	–

Total Liabilities, under US GAAP	$11,812,405	$11,977,733	19,038,238

(iii)	Capital stock

	September 30,	September 30,	September 30,
	2010	2009	2008

Capital stock, under Canadian GAAP	$25,810,369	$25,810,369	24,255,952
Contributed surplus	2,757,581	2,757,581	2,913,377
Adjustment for stock-based compensation
for non-employees (note 23(a))	684,664	684,664	684,664
Adjustment for acquisition of Fitness Vacations (note 23(b)(i))	1,217,705	1,217,705	1,217,705
Adjustment for accounts payable settled by share issuances
(notes 23(b)(ii) and (iii))
Adjustment for derivative liability (note 23 (e))	(2,757,581)	–	–

Capital stock, under US GAAP	$28,408,419	$31,166,000	29,767,379

23.	United States Generally Accepted Accounting Principles Reconciliation (continued)

(f)	Reconciliation (continued)

(iv)	Deficit

	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,
	2010	2009	2008

Deficit, under Canadian GAAP	$(25,582,731)	$(22,070,260)	$(16,725,977)
Adjustment for stock-based compensation
for non-employees
for non-employees (note 23(a))	(684,664)	(684,664)	(684,664)
Adjustment for acquisition of Fitness
Vacations (note 23(b)(i))	(1,217,705)	(1,217,705)	(1,217,705)
Adjustment for accounts payable settled
by share issuances (notes 23(b)(ii) and (iii))	(695,681)	(695,681)	(695,681)

Adjustment to opening balance for deferred costs	1,341,034	1,341,034	1,491,276
Adjustment for adoption of ASC 815-40 (note 23 (e))	(1,737,659)	–	–
Adjustment for change in fair value of derivative	2,153,766	–	–
Adjustment for amortization of deferred costs
(note 23(f))	(931,568)	(465,784)	(150,240)

Deficit, under US GAAP	$(27,355,208)	$(23,793,060)	$(17,982,993)

(v)	Net income (loss) and earnings (loss) per share for:

	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,
	2010	2009	2008

Net income (loss) for the year,
under Canadian GAAP	$(3,464,951)	$(5,344,283)	$(871,640)
Adjustment for amortization of deferred costs (note 23(f))	(465,784)	(465,784)	(150,249)
Adjustment for change in fair value of derivative	2,153,766	–	–
Adjustment for Intangibles, net	–	–	30,276
Net income (loss) for the year,
under US GAAP	$(1,776,969)	$(5,810,067)	$(991,605)

Basic earnings (loss) per share, under US GAAP	$(0.06)	$(0.20)	$(0.03)
Diluted earnings per share, under US GAAP	$(0.06)	$(0.20)	$(0.03)