Form 20-F
period 2011-09-30
FORUM NATIONAL INVESTMENTS LTD
filed 2012-03-28
CIK 1065579

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

____ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

September 30, 2011

OR

____ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

____ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from _______________________

Commission File Number: 000-29862

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

i

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title of each Class	Name of each exchange on which
registered

None	Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares Without Par Value
(Title of Class)

Securities registered or to be registered pursuant to Section 15(D) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 32,515,984

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
Yes X No ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” on Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ___	Accelerated filer ___	Non-accelerated filerX

Indicate by check mark which basis of accounting used to prepare the financial statements included in this filing:

US GAAP ___	International Financial Reporting Standards as issued by the International Accounting Standards Board ___	OtherX

If “Other” has been checked in response to the previous questions, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 X Item 18 ___

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ___ No X

FORUM NATIONAL INVESTMENTS LTD.

v

GENERAL

In this Annual Report on Form 20-F, all references to “Forum”, or the “Company” refer to Forum National Investments, Ltd. and its subsidiaries and affiliated companies. References to this “Form 20-F” and this “Annual Report” mean references to this Annual Report on Form 20-F for the period ended September 30, 2011.

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

ITEM III. KEY INFORMATION

A) SELECTED FINANCIAL DATA

Set forth below is certain selected financial data for the Company for the year-end fiscal periods 2007 to 2011. The following information must be read in conjunction with the more detailed financial information contained in the accompanying audited financial statement. Unless otherwise stated, all references to dollars herein are to Canadian dollars. As at September 30, 2011, one United States Dollar was equal to 1.017 Canadian dollars and that value is used in the calculations herein, unless otherwise indicated.

TABLE OF SELECTED CONSOLIDATED FINANCIAL DATA

(Stated in Canadian Dollars)

	Sep 30, 2011	Sep 30, 2010	Sep 30, 2009	Sep 30, 2008	Sep 30, 2007*
Current Assets	$191,131	$509,224	$4,378,578	$6,050,471	$9,264,232
Capital Assets	7,767,783	8,994,166	9,562,321	17,850,031	9,100,127
Total Assets	11,091,999	12,506,220	18,475,423	29,481,590	20,035,886
Current Liabilities, (1)	3,913,637	3,875,415	5,272,867	12,422,360	1,015,552
Deferred Revenue (1)	182,472	751,868	1,482,092	2,404,163	1,389,678
Convertible Debentures	40,486	40,486	40,486	40,486	40,486
Long Term Debt	4,748,054	4,846,198	5,222,774	4,211,715	3,988,031
Share Capital	25,782,966	25,810,369	25,810,369	24,255,952	24,194,793
Contributed surplus	2,757,581	2,757,581	2,757,581	2,913,377	2,944,536
Deficit	(26,481,283)	(25,535,211)	(22,070,260)	(16,725,977)	(15,854,337)
Net Revenue from Operations	$3,380,691	$3,941,297	$3,516,417	$3,717,154	$2,572,638)
Net Income (Loss) from Operations	(946,072)	(3,464,951)	(5,344,283)	(871,640)	(2,500,922)

		Sep 30, 2011	Sep 30, 2010	Sep 30, 2009	Sep 30, 2008	Sep 30, 2007*
Earnings (Loss) per Share from Operations	(2)	(0.03)	(0.12)	(0.19)	(0.03)	(0.14)
Fully Diluted Earnings per Share	(2)	(0.03)	(0.12)	(0.19)	(0.03)	(0.14)
Weighted Average number of shares for calculating basic and	(2)	29,990,231	28,948,776	28,553,321	28,425,526	18,477,377
diluted Earnings (Loss) per share	(3)	29,990,231	28,948,776	28,553,321	28,425,526	18,477,377

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

On December 31, 2011, the exchange rate for Canadian dollars was $1.00 (US) for $0.9833 (CAD), as posted by the Bank of Canada.

The high and low buying rate figures are selected from monthly figures for each month of the previous six-month period ending December 31, 2011. Daily average figures are not available from any major Canadian chartered bank.

	February	January	December	November	October	September
High	1.0016	1.0272	1.0406	1.0487	1.0604	1.0389
Low	0.9866	0.9986	1.0105	1.0126	0.9935	0.9752

Historical exchange rates for $1.00 (US) expressed in Canadian dollars over the past five years are as follows:

	2011	2010	2009	2008	2007
Period End	0.9833	0.9946	1.0722	1.0599	1.0905
Average	0.9891	1.0299	1.1453	1.0660	1.0747
High	1.0604	1.0778	1.3066	1.2969	1.0905
Low	0.9449	0.9946	1.0251	0.9719	0.9215

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

D) RISK FACTORS

Investment in the Company involves a high degree of risk. Prospective investors, prior to making an investment in the Company, should carefully consider, among others, the following risk factors:

The Company’s business is heavily regulated and changes in regulations, changes in interpretation of existing regulations or failure to obtain required regulatory approvals or licenses could adversely affect the Company’s ability to operate or compete effectively.

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

As of September 30, 2011 the Company had a working capital deficiency of $3,710,892. The Company generates operating cash flow through its charter operations. There can be no assurances the Company will be able to generate sufficient investment from borrowing, the sale of equity, or a combination thereof to rapidly grow its life Settlement division and other business developments. If additional financing is required, there is no certainty it will be available when and to the extent required or that if available, it will be on acceptable terms. If adequate funds are not available on acceptable terms, the Company may not be able to maintain and rapidly grow its business expansion. This could have a material adverse effect on the Company's planned growth.

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

There can be no assurance that the continual fluctuations in price will not occur. In particular, subsequent to the financial period ended September 30, 2011, the price per share of the Company’s common shares fluctuated (US dollar figures) from a low of $0.15 to a high of $0.48 and a current level of $0.17.

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

The Company's historical core growth had depended, in significant part, upon the continuing sales and marketing of its Travel Club products which it has sold subsequent to fiscal year end. We continue to develop our network of Life Settlement provider companies and other industry affiliates. Our ability to initiate, build and grow these relationships is dependent on many factors including the purchase volume and amount of commissions received from transactions with the Company. The relationship with these individuals is fundamental to operating in this market. We have no contractual arrangements with financial planners, insurance brokers or Life Settlement providers. The Company believes that its future success will depend in large part upon its ability to attract and retain qualified personnel, Licensees or operators, and brokers or Life Settlement providers for its operations. The failure to continue to attract or retain such persons or entities could materially adversely affect the Company's business, financial condition and results of operations.

The markets in which the Company competes are  competitive. If the Company cannot successfully compete, its growth rate may stagnate or revenues may decline.

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

The Company’s principal office is Suite 180, 13040 No 2 Road, Richmond, B.C. Canada V7E 2G1, the telephone number is (604) 778-588-7780 and fax number is (604) 275-8745. The Company’s agent in Canada is KMS Corporate Services Inc, 1100 One Bentall Center, 505 Burrard Street, Box 11, Vancouver, B.C., V7X 1M5. The Company has the following web addresses: www.foruminvestments.com, www.SpiritOfTwoThousandTen.com, www.spirityachtcharters.com, www.americanlifesettlementsociety.com, and www.thealss.com,

Forum National Investments Ltd. maintains a fiscal year ending September 30. The Company's financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for periods presented with U.S. GAAP except as noted in the notes to the Company's financial statements. See "Item XVII Financial Statements".

The Company's historical core growth had depended, in significant part, upon the continuing sales and marketing of its Travel Club products which it has sold subsequent to fiscal year end. (See Item 3 Risk factors, Ability to Attract and retain Successful Licensees or Operators).

The Company has completed the launch of the 120 foot motor vessel MV Spirit of Two Thousand and Ten in 2009. The Company had established an initial construction credit facility with Caterpillar Financial Services for up to $3 million USD which had provided funding for the project. The Company subsequently had the credit facility increased to $4.3 million USD in spring of 2007. The construction loan has been converted to a 5 year term loan facility of $5 million USD with an interest rate of 7%. The Company incurred additional capital expenditures of $410,872 in the fiscal year ending September 30, 2010, and $2,025 in fiscal year ending September 30, 2011.

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

Since the Company began to research the Life Settlement industry it has completed a substantial amount of due-diligence and invested capital to create large channels of Life Settlement “policy flow”. The Company is currently sources Life Settlement policies through “Business to Business” (B2B) Channels and anticipates launching a “Business to Consumer” (B2C) model upon securing sufficient capital commitments.

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

In 2011, the Company raised capital backed by a secured interest in two of the life Settlement policies beneficial interest owned by the Company. The initial sale to accredit investors of a secured interest was done though a convertible debenture allowing payment to the debenture holder in cash or stock. In addition to a portion of the beneficial interest the debenture holder is responsible for a proportionate share of the insurance premiums. Capital raised under this program totaled $ 344,101 in fiscal 2011.

To expand beyond is present financial capabilities in the Life Settlement market, additional financing will be sought. There can be no assurances the Company will be able to generate sufficient investment from borrowing, the sale of equity, or a combination thereof to rapidly grow its life settlement investment. If additional financing is required, there is no certainty it will be available when and to the extent required or that if available, it will be on acceptable terms. If adequate funds are not available on acceptable terms, the Company may not be able to grow and expand its business at an accelerated rate. This could have a material adverse effect on the Company's planned growth. This and other risks related to operating in the Life Settlement industry could have a material adverse effect on the Company's operations and planned growth. (See Item 3 Risk factors, The Company May Require Additional Capital).

B) BUSINESS OVERVIEW

The Company operates in the hospitality and tourism business segment. Under this segment, the company operates a charter cruise vessels.

  The Company owns a passenger carrying yacht the 120’ MV Spirit of 2010, an 18 foot tender, two jet skis, and ocean going kayaks. The equipment is for charter cruises to the Pacific Northwest, and Baja Mexico.

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

Real risks exist in investing in life settlement contracts. These risks may have a material adverse effect on the Company's investment in the Life Settlement marketplace. (See Item 3 Risk factors, The Markets in Which the Company Competes is Highly Competitive. If the Company Cannot Successfully Compete, its Growth Rate May Stagnate or Revenues May Decline).

Travel Club

The Company’s historical business is providing travel services for the members of its travel clubs. Subsequent to year end the Company sold its travel club and supporting operations.

Information regarding vacation membership:

		2011	2010	2009
Membership Sales	$	----	----	----
Membership Dues		$1,694,693	1,928,687	2,192,932
Total		$1,694,693	1,928,687	2,192,932

For the fiscal period 2011, a total for both travel clubs (Snowbird Vacations (Snowbirds) and Family Vacations Centers (FVC)) of Nil (2010 – Nil, 2009– Nil) travel club memberships were sold for a mean average non-refundable purchase price of $Nil (2010 - $Nil, 2009 - $Nil).

The Company had not actively sold travel club memberships:

	2011	2010	2009

Travel Club Memberships entered into for the period	$–	$–	$–

Amount recognized as revenue during the year	–	–	–

Future years revenue to be earned from current year Membership agreements	–	–	–
Cash collected during the year related to future years revenue	(306,768)	(346,845)	(517,769)
Amounts due to be received in subsequent years	$–	$–	$–
from current period membership agreements

Charter Cruises

The Company owns and a 120 foot passenger carrying motor vessel MV Spirit of Two-Thousand-and-Ten. The vessel is for charter cruises to the Pacific Northwest, and Baja Mexico in addition to day and evening dinner cruises from its summer home port in Vancouver, B.C., and winter home port of Cabo San Lucas, Mexico. Approximately 40% of the custom yacht cruise market are full yacht charters by a single entity for a corporate retreat, corporate awards program and family retreats etc.. The Company is marketing and promoting to many tourism based organizations the cruise experience in Seat of Cortez for Winter season and the Pacific Northwest for Summer Season and has a web site www.spirityachtcharters.com to present the vessel and provide an overview of the yacht offering.

The Company had established an initial construction credit facility with Caterpillar Financial Services for up to $3 million USD which had provided funding for the project. The Company subsequently had the credit facility increased to $4.3 million USD in spring of 2007. The construction loan has been converted to a 5 year term loan facility of $5 million USD with an interest rate of 7%. The Company incurred additional capital expenditures of $410,872 in the fiscal year ending September 30, 2010, and $2,025 in fiscal year ending September 30, 2011.

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

The Company began to research the Life Settlement and has completed a substantial amount of due-diligence and invested capital to create large channels of Life Settlement “policy flow”. The Company believes successful entrance and capture of market share in this emerging industry will dominate the future Company direction and the allocation of resources. The Company is currently sourcing Life Settlement policies through “Business to Business” (B2B) Channels and anticipates launching a “Business to Consumer” (B2C) Channel subject to additional financing.

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

C) ORGANIZATIONAL STRUCTURE

As of December 31, 2011, the following is a list of all the Company’s subsidiaries, all of which are wholly owned and over which the Company holds 100% voting control:

		Incorporating	Date of Acquisition
Subsidiaries	Ownership	Jurisdiction	or Incorporation

American Life Settlement Society LLC	100%	State of Delaware, USA	November 15, 2007
Spirit Yacht Charters Ltd.	100%	British Columbia, Canada	August 7, 2008

Properties

Office Leases

The Company is headquartered at Suite 180, 13040, No 2 Road, Richmond, B.C. Canada V7E 2G1where it rents approximately 1000 sq. ft. office space housing its principal corporate, accounting, and yacht charter operations.

The Company believes that its current facilities are adequate for its current administrative operations for the Spirit Yacht Charters and Life Settlement operations.

Motor Vessels

The Company owns a 120-foot Tri Level motor vessel called the MV Spirit of Two Thousand and Ten.

Item	Qty	Description
Spirit of Two Thousand and Ten	1	Type: 120 ft. motor vessel Overnight Accommodation: 12 passengers Dinner cruise - 100 passengers

The Company owns and a 120 foot passenger carrying motor vessel MV Spirit of Two-Thousand-and-Ten. The vessel is for charter cruises to the Pacific Northwest, and Baja Mexico in addition to day and evening dinner cruises from its summer home port in Vancouver, B.C., and winter home port of Cabo San Lucas, Mexico.

Approximately 40% of the custom yacht cruise market are full yacht charters by a single entity for a corporate retreat, corporate awards program and family retreats etc. The Company is marketing and promoting to many tourism based organizations the cruise experience in Sea of Cortez for Winter season and the Pacific Northwest for Summer Season and has a web site www.spirityachtcharters.com to present the vessel and provide an overview of the yacht offering. The Company had established an initial construction credit facility with Caterpillar Financial Services for up to $3 million USD which had provided funding for the project. The Company subsequently had the credit facility increased to $4.3 million USD in spring of 2007. The construction loan has been converted to a 5 year term loan facility of $5 million USD with an interest rate of 7%. The Company incurred additional capital expenditures of $410,872 in the fiscal year ending September 30, 2010, and $Nil in fiscal year ending September 30, 2011.

ITEM V. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial condition and results of operations of the Company for the years ended September 30, 2011 and September 30, 2010 and years ended September 30, 2009 and should be read in conjunction with the Consolidated Financial Statements of the Company for the years ended September 30, 2011 and September 30, 2010 and the year ended September 30, 2009. Except as otherwise indicated, all dollar amounts contained in this discussion and analysis and the Consolidated Financial Statements are in Canadian dollars. The financial information presented in the Consolidated Financial Statements was prepared in accordance with generally accepted accounting principles (GAAP) in Canada. Note 22 of these Consolidated Financial Statements of the Company set forth the material differences between Canadian and U.S. GAAP.

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

The detailed accounting policies are listed in Note 2 to the Financial Statements for the year ended September 30, 2011. Included below is a discussion of the accounting policies that are affected by the most significant judgments and estimates used in the preparation of the financial statements, how such policies are applied and how results differing from the estimates and assumptions would affect the amounts presented in the financial statements. Other accounting policies also have a significant effect on our financial statements, and some of these policies also require the use of estimates and assumptions.

Revenue Recognition

The Company historically generated revenues from yacht charter operations and the sale of memberships and dues. In accordance with CICA HB 3400, Revenue, the portion of revenue received from members, which entitles members to use the Company’s vacation and travel club privileges at a future date, is deferred and recognized in income evenly over the term of the member’s entitlements. For lifetime memberships, revenue is recognized over a period of five years, which is management’s best estimate of the period over which performance will be required.  Gains from matured life insurance policies and revaluation of life settlement investments are recorded as Other Income and are excluded from Operating Income.

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

The following table summarizes the Company’s selected financial instrument classifications based on its intentions:

Financial instrument	Classification

Cash and cash equivalents	Held-for-trading
Funds held in trust	Held-for-trading
Short-term deposits	Held-to-maturity
Marketable securities	Held-for-trading
Amounts and notes receivable	Loans and receivables
Life settlement contract receivable	Loans and receivables
Other receivables and related party advance	Loans and receivables
Investment in life settlement contracts	Held for trading
Accounts payable and accrued liabilities	Other liabilities
Accounts payable - other	Other liabilities
Convertible debentures	Other liabilities
Secured borrowings and due to broker	Other liabilities
Promissory note payable	Other liabilities
Long term debt	Other liabilities
Convertible Debentures	Other liabilities
Loan from related parties	Other liabilities

Selected Annual Information

The following depicts some of the Company’s significant operating results:

		Year End
	2011	2010	2009
Travel Club Memberships Sold	$–	$–	$–

Amount Recognized as	–	–	–
Revenue during the year
Membership Dues	$1,642,253	$2,181,920	$2,358,067
# Travel Club Memberships	–	–	–
Sold
Mean Average Membership	$–	$–	$–
Price
Net Income (Loss) for the period	$(946,072)	$(3,464,951)	$(5,344,283)
Basic Income (Loss) per Share	$(0.03)	$(0.12)	$(0.19)
Diluted Income (Loss) per Share	$(0.03)	$(0.12)	$(0.19)

For the year ended September 30, 2011 Travel Club Memberships sales remained at $Nil compared to ($Nil – September 30, 2010, $Nil –September 30, 2009), with amount recognized as revenue during the year ended September 30, 2011 remaining at $Nil ($Nil September 30, 2010, $Nil September 30, 2009). Total revenue during the year ended September 30, 2011 decreased to $3,380,691 ($3,941,297 – year ended September 30, 2010, $3,516,417 –September 30, 2009) as a result of disposing of the Company’s wholly-owned subsidiary International Fitness Vacations during the year.

For the year ended September 30, 2011, cash flow used in operations decreased $731,431 to $66,103 due mainly to the decrease in net loss as a result of cost cutting measures during the year, compared to cash flows used in operating activities of $797,534 for the year ended September 30, 2010 and cash flows used in operating activities of $672,440 for the year ended September 30, 2009.

The Company recorded revenues from membership dues and travel club membership sold of $ 3,110,511 for the year ended September 30, 2011 compared to $3,821,772 for the year ended September 30, 2010 and $3,294,162 for the year ended September 30, 2009. Subsequent to fiscal year end, the Company sold the marketing sales and service operations as the membership faced natural attrition.

For the year ended September 30, 2011 a total of Nil travel club memberships were sold or acquired, (nil for year ended September 30, 2010, 123 for year ended September 30, 2009). For the year ended September 30, 2011 the mean average non-refundable travel club membership purchase price remained at $Nil ($Nil for year ended September 30, 2010, and $Nil for year ended September 30, 2009).

A net loss of $946,072 was recorded for the year ended September 30, 2011, as compared to the net loss of $3,464,951 for the year ended September 30, 2010, and a net loss of $5,344,283 for year ended September 30, 2009. The net loss of $946,072 was due largely as result of an impairment on the motor vessel recognized as at years’ end of $500,000. Basic loss-per-share was $0.03 for the year ended September 30, 2011 compared to a loss per share of $0. 12 for the year ended September 30, 2010; loss per share of $0.19 – for the year ended September 30, 2009.

There were 32,515,984 shares issued as of September 30, 2011 and 29,140,984 issued as of September 30, 2010 and 28,856,984 at September 30, 2009. In April 2007 the company completed a 3-for-1 forward split increasing the outstanding shares by 9,240,578 to 13,860,867. On June 29, 2007, the Company completed a private placement and issued 11,000,000 common shares of the Company at US $0.50 per share for gross proceeds of $5,773,918 (US $5,500,000). On July 4, 2007, the Company completed a private placement and issued 3,500,000 common shares at US $1.00 per share for gross proceeds of $3,650,396 (US $3,500,000) increasing the issued and outstanding shares to 28,409,611 at September 30, 2007. On July 13, 2011, the Company completed a private placement issuing 2,000,000 common shares at $0.05 per share for gross proceeds of $100,000. Basic earnings-per-share is calculated using the weighted average number of common shares outstanding during the year.

The Series “A” preference convertible shares and the Series “B” preference convertible shares are not included in the calculation of basic earnings per share, because management considers these shares to have barriers to conversion, excluding them from the calculation of basic earnings per share.

For the year ended September 30, 2011, the weighted average number of shares outstanding was 29,990,231. The fully diluted weighted average number of shares outstanding, which assumes the conversion of all Series “A” preference convertible shares and Series “B” preference convertible shares was 89,880,427. However, in a loss year, common shares equivalents are excluded from the calculation of diluted earnings (loss) per share as the effect would be anti-dilutive.

For the year ended September 30, 2011 expenses decreased by 28% or $1,024,648 due to corporate cost cutting measures. The largest expense decrease was general and administration of $489,055 (2010 - $420,428) due to corporate restructuring and cost cutting measures.

For the year ended September 30, 2011, the second largest decrease in expenses of $427,752 occurred in wages expense to $1,070,953, (2010 - $1,498,705, 2009 - $1,689,385). The decrease was a direct result of streamlining the company’s staffing levels and disposing of the Company’s wholly-owned subsidiary, International Fitness Vacations Ltd. during the year.

For the year ended September 30, 2011, the third largest decrease in operating expenses of $72,341 occurred in bad debts expense to $8,954, (2010 - $81,295, 2009 – $212,364). The decrease was the result of recoveries of previous provisions for the allowance for doubtful accounts. The Company recognized an impairment of $500,000 on the motor vessel during the year ended September 30, 2011 ($825,000 – 2010, $2,348,595 – 2009).

For the year ended September 30, 2010 expenses decreased by 19% or $1,067,326 due to corporate cost cutting measures. The largest expense increase was amortization of property and equipment to $649,508 (2009 - $337,256) due to the full year of amortization of the 120 foot Motor Vessel .

General and Administration expense decreased 16% or $420,428 to $2,206,216 during fiscal 2010, compared to $2,626,644in fiscal 2009.

For the year ended September 30, 2010, the largest decrease in expenses of $684,738 occurred in amortization of purchased memberships to $nil, (2009 - $1,751,700, 2008 - $3,060,503). The decrease was a direct result of the impairment of the intangible asset acquired in the purchase of Family Vacations Center in a previous fiscal year.

B) LIQUIDITY AND CAPITAL RESOURCES

Liquidity

As of December 31, 2011 the Company had in excess of $90,873 cash on deposit.

In 2011 the working capital deficiency decreased to $3,722,506 primarily due to the reduction of current deferred revenue during the year, which decreased $200,903 to $876,165 as at September 30, 2011.

In 2010 the working capital surplus decrease to a deficiency of $3,366,191 primarily due to the sales the company’s marketable securities portfolio, which decreased $2,240,324 to $51 as at September 30, 2010.

For continuation and long-term growth specifically the development of the Life Settlement operations additional capital is required. The Company’s 120-foot motor vessel is completed and the vessel contributed some revenue in fiscal 2011.

Financing the work on the vessel to date had been from operations, a credit facility from Caterpillar Financial Services, and funds raised. The credit facility with Caterpillar Financial Services Corporation was created in September of 2005 for $3.0 million USD. This credit facility was subsequently increased to a total of $4.3 million USD in spring of 2007. The construction loan has been converted to a 5 year term loan facility of $5 million USD with an interest rate of 7%. The Company incurred additional capital expenditures of $410,872 in the fiscal year ending September 30, 2010, and $2,025 in fiscal year ending September 30, 2011. The Company does not currently hedge against foreign exchange or interest rate fluctuations.

The Company’s total Revenues for the year ended September 30, 2011 decreased by $560,606 to $3,380,691 (2010 - $3,941,297, 2009 - $3,516,417). The decrease was the result of the disposal of the Company’s wholly-owned subsidiary International Fitness Vacations Ltd. during the year. Fair value changes on the investment in life settlements was recorded under “Other Income (expenses)”, totaling $(369,132) (2010 - $(1,582,464), 2009 - $775,207).

Capital Resources

The Company's capital resources are comprised primarily of financial institutions and private investors (including members of management) who are either existing contacts of the Company's management, or who came to the attention of the Company through brokers, financial institutions and other intermediaries.

For the year ended September 30, 2011, cash flow used in operations decreased $774,973 or 97% to $22,561 due to an corporate restructurings, dispositions of assets, and cost cutting measures, compared to cash flows used in operating activities of $797,534 for the year ended September 30, 2010 and cash flows used in operating activities of $672,440 for the year ended September 30, 2009.

Financing the work on the vessel to date had been from operations, a credit facility from Caterpillar Financial Services, and funds raised. The credit facility with Caterpillar Financial Services Corporation was created in September of 2005 for $3.0 million USD. This credit facility was subsequently increased to a total of $4.3 million USD in spring of 2007. The construction loan has been converted to a 5 year term loan facility of $5 million USD with an interest rate of 7%. The Company incurred additional capital expenditures of $410,872 in the fiscal year ending September 30, 2010, and $Nil in fiscal year ending September 30, 2011. The Company does not currently hedge against foreign exchange or interest rate fluctuations.

The Company estimates that its cash and cash equivalents will not be sufficient to meet its capital requirements  given its current business structure in the next year. However, its forecast of the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. If the Company is unable to raise additional capital when required or on acceptable terms, it may have to liquidate, delay, and or scale back on some planned initiatives.

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

Quantitative and Qualitative Disclosures about Market Risk

The Company does not have any derivative financial instruments. The exposure to market risk is limited to interest and exchange rate sensitivity. The Company’s long term debt is denominated in US dollars with a fixed interest rate of 7%. The Company is therefore affected by changes in the Canadian dollar exchange rate. The primary strategy of the Company’s borrowing activities was to preserve principal by keeping funds in US dollars and converting to Canadian dollars when required. Given the fluctuation of the US Dollar for the year ended September 30, 2011 the Company did not receive any additional earnings related to exchange rate fluctuations. The Company does not currently hedge against either foreign exchange.

C) RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The Company’s has expended no material research and development expenses for the last three fiscal years.

D) TREND INFORMATION

The Company’s historical business was providing travel services for the members of its travel clubs. Subsequent to year end, the Company disposed if its travel club marketing and service operations.

The operating costs of the company decreased $1,024,648 for the year ended September 30, 2011 to $3,490,396, compared to the $4,515,044 for the year ended September 30, 2010, and $5,582,370 for the year ended September 30, 2009. The decrease in operating costs has been a direct result of managements’ cost savings measures and the disposal of the Company’s wholly-owned subsidiary International Fitness Vacations Ltd during the year.

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

To expand beyond is present financial capabilities in the Life Settlement market, additional financing will be sought. There can be no assurances the Company will be able to generate sufficient investment from borrowing, the sale of equity, or a combination thereof to rapidly grow its life Settlement division. If additional financing is required, there is no certainty it will be available when and to the extent required or that if available, it will be on acceptable terms. If adequate funds are not available on acceptable terms, the Company may not be able to grow and expand its business at an accelerated rate. This could have a material adverse effect on the Company's planned growth. This and other risks related to operating in the Life Settlement industry could have a material adverse effect on the Company's operations and planned growth. (See Item 3 Risk factors, The Company May Require Additional Capital).

The Company owns and a 120 foot passenger carrying motor vessel MV Spirit of Two-Thousand-and-Ten. The vessel is for charter cruises to the Pacific Northwest, and Baja Mexico in addition to day and evening dinner cruises from its summer home port in Vancouver, B.C., and winter home port of Cabo San Lucas, Mexico. Approximately 40% of the custom yacht cruise market are full yacht charters by a single entity for a corporate retreat, corporate awards program and family retreats etc.. The Company is marketing and promoting to many tourism based organizations the cruise experience in Seat of Cortez for Winter season and the Pacific Northwest for Summer Season and has a web site www.spirityachtcharters.com to present the vessel and provide an overview of the yacht offering. The Company has begun the marketing and promotion to many tourism based organizations and has a web site www.spirityachtcharters.com to present the vessel and provide an overview of the yacht offering. As a new business venture the Company generated $340,136 charter revenue from the marketing of the yacht in fiscal 2011 (2010 - $69,642, 2009 - $175,331) and is unable at this time to accurately project any revenue amounts to be generated in 2012 season.

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

F) TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table is a summary of our contractual obligations as of September 30, 2011:

	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	5 + years	Total
Accounts payable and accrued liabilities	$567,439	–	–	–	–	–	567,439
Secured borrowing	51,064	–	–	–	–	–	51,064
Loans from related parties ***	137,872	–	–	–	–	–	137,872
Life settlement premiums**	466,890	490,235	514,747	540,484	567,508	2,590,806	5,170,670
Long-term debt *	141,276	149,584	4,598,158	–	–	–	4,889,018
Lease and Contracts	90,489	85,772	20,667	–	–	–	196,928
TOTAL	$1,455,030	725,591	5,133,572	540,484	567,508	2,590,806	11,012,991

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

B) COMPENSATION

Executive Compensation and Compensation of Directors

During 2011, the Company paid $nil (September 30, 2010 $nil and September 30, 2009 $nil) in consulting fees to directors or companies controlled by directors of the Company. The Company also reimbursed $146,118 ($216,683 –September 30, 2010, September 30, 2009 - $138,717) to directors for expenditures made on behalf of the Company.

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

C) BOARD PRACTICES

The Board of Directors communicates formally approximately 4 to 6 times per year on an as needed basis to deal matters relating to the Company. Each Director serves for a term of one year or until the next annual meeting of the shareholders at which Directors are elected and qualified. The Company's last annual general meeting was held on March 25, 2010 and the next meeting will be held subject to Board approval as specified in the Company's Articles. The Company's executive officers are appointed by and serve at the pleasure of the Board of Directors.

Audit Committee

The Company's Audit Committee is composed of three individuals all present directors. The Audit Committee members of the Company as at December 31, 2011 are Mr. Mike Barrett, Mr. Chris Yergensen, and Mr. Kazunari Kohno. Messrs. Barrett, Yergensen, and Kohno during fiscal year 2011 and currently:

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

D) EMPLOYEES

The following is a breakdown of Company employees as at December 31, 2011 and for the years ended September 30 2011, and 2010, and 2009.

	2011*	2011	2010	2009
Management	2	2	3	2
Administrative Staff	2	2	9	7
Customer Service Representatives	6	6	6	10
IT / e-Commerce Personnel	0	0	1	1
Fitness Club Personnel	0	7	8	8
Yacht Charter Personnel	2	2	4	-

Notes:
(*) as at January 15, 2012.

E) SHARE OWNERSHIP OF MANAGEMENT

The following table sets forth the share ownership of management as of December 31, 2011:

Name	Common	Percent of	"A"	Percent of	"B"	Percent of
	Shares(1)	Class	Preferred	Class	Preferred	Class
			Shares(4)		Shares(5)
Scott McManus(2)	9,000,000	27.67	1,393,398	10.00	1,393,398	10.00
Jeffery Teeny(3)	6,250,000	19.22	1,393,398	10.00	1,393,398	10.00
Daniel Clozza	5,430,000	16.69	5,305,500	38.07	5,305,500	38.07
Martin Tutschek	1,620,789	4.98	1,399,500	10.04	1,399,500	10.94
Mike Barrett	100,000	0.30	-	-	-	-
Chris Yergensen	100,000	0.30	-	-	-	-
Kazunari Kohno	-	-	-	-	-	-

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

Warrants

There are no warrants outstanding.

Other Dilutive Elements

All convertible debentures totaling $40,486 issued prior to 2003 are fully matured as of December 31, 2002. The debentures during their term carried a rate of interest of eight percent per annum payable semi-annually. The conversion feature of the debenture allowed for the debenture holders to convert his capital at a rate of $6.00 US to $12.50 US per share. The Company would have 4,622 shares issued if 100% of the debentures were to be converted. For the year ending September 30, 2011, $Nil, (December 31, 2006 $Nil, December 31, 2005 $Nil) of convertible debentures was repaid. There were no conversions during the year ended September 30, 2011, 2010, or 2009.

During the year, the Company offered a secured convertible debenture with a face value of up to $9,000,000 USD, secured by a 100% interest in two US Irrevocable Life Insurance Trusts (ILIT) with death benefits totaling $9,000,000 USD, and are subject to an escrow agreement. The Company issued seven units for a total face value of $3,150,000 USD, for cash proceeds of $253,541 plus common shares of the company valued at $134,101.

The debenture holders have the right to convert at any time in whole or in part, any outstanding amount paid to date on the debenture, into Common Shares of the Company at a 20% discount to the market trading price immediately prior to conversion. The fair value of these conversion rights was calculated using the Black-Scholes method. At issuance assumptions included the stock price of $0.17 with a maturity date of 9.3 years and an interest rate of 1.76%. At September 30, 2011 assumptions included a stock price of $0.48 with a maturity date of 8.7 years and an interest rate of 1.76%.

The fair value of the $3,150,000 convertible debentures was estimated by discounting the payments due at the time of maturity of the two underlying ILIT’s. This debt discount will be amortized as interest expense over the life of the debt. During the year ended September 30, 2011, the company recognized $188,572 of accretion interest expense on the debt.

Ten years from the date of subscription, the debenture is redeemable and/or callable by the holder or the Company, at 75% of the total face value of the debenture. The Company, or debenture holder, can force the Company to convert the debt and take the option of either receiving payment in cash or a conversion to common shares of the Company, at the stated conversion rate. The option of receiving either common shares or cash is at the sole discretion of the debenture holder.

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

The following persons hold, of record or beneficially, directly or indirectly, or are known by the Company to own beneficially, directly or indirectly, more than 5% of the issued shares of the Company as at December 31, 2011:

Identity of Person or Group	Common Shares(1)	Percent of Class	"A" Preferred Shares(4)	Percent of Class	"B" Preferred Shares(5)	Percent of Class
Jeffery Teeny(2)	6,250,000	27.67	1,393,398	10.00	1,393,398	10.00
Scott McManus(3)	9,000,000	19.24	1,393,398	10.00	1,393,398	10.00
Daniel Clozza,	5,430,000	16.69	5,305,500	38.07	5,430,000	38.07

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

The nature and extent of principal non-United States trading market is approximately 50% of all outstanding securities, which are held outside the United States and approximately 50% of all outstanding securities are held within the United States as of December, 2011. The Company is not owned or controlled, directly or indirectly, by another corporation or by any foreign government.

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

During 2011, the Company paid $Nil (September 30, 2010 – $Nil and September 30, 2009 – $Nil) in consulting fees to directors or companies controlled by directors of the Company. The Company also reimbursed $146,118 ($216,683 –September 30, 2010, September 30, 2009 - $138,717) to directors for expenditures made on behalf of the Company.

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

Indebtedness to Company of Directors and Senior Management

Amounts due to shareholders at the end of the fiscal period September 30, 2011 were $137,872 (2010 – 92,033). Directors of the Company are indebted to the Company in the amount of $nil and no director or senior management or have been indebted to the Company since the beginning of the last completed financial year of the Company other than as listed below. The Company reimburses Directors and Senior Management for expenses incurred in connection with Company’s ordinary course of business. To the extent these advances and expenses are offset, there exists an indebtedness to the Company of a net $nil as of September 30, 2011 (2010 - $ nil, 2009 - $nil).

Interests of Experts and Counsel

This Form 20-F is been filed as an annual report under the Exchange Act and, as such; there is no requirement to provide information under this item.

ITEM VIII. FINANCIAL INFORMATION

A) CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

This Annual Report contains the consolidated financial statements for the Company for the fiscal year ended September 30, 2011, fiscal year ended September 30, 2010, and fiscal year ended September 30, 2009 which contain an Auditors' Report dated January XX, 2012 in connection with the fiscal year ended September 30, 2011, Consolidated Balance Sheets as at September 30, 2010 and September 30, 2009, Consolidated Statements of Operations, Comprehensive Income (Loss) and Deficit, and Consolidated Statements of Cash Flows for the fiscal year ended September 30, 2011 and year ended September 30, 2010 and fiscal year ended September 30, 2009, and Notes to Consolidated Financial Statements.

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

	2011	2010	2009	2008	2007
High	$0.70	1.39	4.26	18.00	17.30
Low	$0.11	0.17	0.75	1.75	0.50

For the two most recent full financial years, the high and low market prices for each full financial quarter for the Company’s common stock were as follows (US dollar figures):

		2011				2010
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
High	$0.40	0.70	0.70	0.48	$1.39	1.00	0.90	0.65
Low	$0.17	0.20	0.48	0.131	$0.66	0.750	0.50	0.17

For the most recent six months, the high and low market prices for each month for the Company’s common stock were as follows (US dollar figures):

	2012	2012	2011	2011	2011	2011
	Feb	Jan	Dec	Nov	Oct	Sep
High	$0.15	0.22	0.23	0.30	0.48	0.48
Low	$0.15	0.15	0.13	0.11	0.30	0.48

Note: (1) The Company’s shares were forward split on a three for one basis April 16th, 2007.

B) PLAN OF DISTRIBUTION

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C) MARKETS

As of March 1, 2012 the shares of Forum National Investments Ltd. are publicly traded on the OTCBB under the trading symbol FMNL CUSIP Number 3498452067. The nature and extent of principal non-United States trading market is approximately 50% of all outstanding securities, which are held outside the United States and approximately 50% of all outstanding securities are held within the United States as of January 15, 2012.

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

The Company’s conversion rights relate to  secured debentures which are convertible at any time in whole or in part, any outstanding amount paid to date on the debenture, into common shares of the Company at a 20% discount to the market trading price immediately prior to conversion. The Debenture is redeemable and callable by the holder or the Company after ten years from the date of Subscriptions at 75% of the Total face value of the debenture. Ten years from the date of subscription, the Company or debenture holder can force the Company to convert the debt and take the option of either receiving payment in cash or a conversion to Common Shares of the Company, at the stated conversion rate. The option of receiving either common shares or cash is at the sole discretion of the debenture holder.

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

C) MATERIAL CONTRACTS

Subsequent to fiscal year end 2011, the Company’s travel clubs, related marketing and servicing operations were sold. The directors would like the core operations of the Company to be in the Life Settlement industry and the various opportunities within the industry.

In fiscal 2009, the Company converted its construction loan facility with Caterpillar Financial Services Corporation to a 5 year term loan facility of $5 million USD at a fixed APR rate of 7% with an 18 year amortization. The Company does not currently hedge against foreign exchange or interest rate fluctuations.

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

Controlled Foreign Corporation

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

H) DOCUMENTS ON DISPLAY

Any documents referred to in this document may be inspected at the head office of the Company, #180, 13040 No. 2 Road, Richmond, British Columbia, Canada, V7E 2G1 during normal business hours.

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

ITEM XV. CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, the Company reevaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of a date (the “Evaluation Date”) being September 30, 2011. Based on this evaluation these officers have concluded that as of the end of the period covered by this Annual Report on Form 20-F, our disclosure controls and procedures were effective and adequate to insure that the information required to be disclosed by the Company in reports it files or submits under the Exchange Act were recorded, processed, summarized and reported in the time period specified in the Commission's rules and forms.

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

Our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of internal control over financial reporting as of September 30, 2011. Based on that assessment, our management concluded that there was no material weakness in our internal control relating to our controls over financial reporting, Specifically, the design of controls over the preparation and review of consolidated financial information was sufficient to enable the Company to file these consolidated financial statements for the years ended September 30, 2011 in a timely manner.

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

REMEDIATION STEPS TO ADDRESS MATERIAL WEAKNESS

Management had dedicated significant resources to correct the previous accounting error relating to our revenue recognition policy and to ensure that we take proper steps to improve our internal controls and remedy our material weakness in our financial reporting and disclosure controls in previous fiscal years. Management is committed to continually improve control policies and procedures.

We believe that, as a result of management’s in-depth review of its accounting processes, the utilization of external resources and the additional procedures management has implemented there are no material inaccuracies or omissions of material fact in this Form 20-F and, to the best of our knowledge, we believe that the consolidated financial statements in this Form 20-F fairly present in all material aspects the financial condition, results of operations and cash flows of Forum in conformity with generally accepted accounting principles.

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

There have been no waivers to the code of ethics as of the date of this report

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The independent auditors of the Company are the firm of MNP LLP, Chartered Accountants and Advisors, located at 2300 – 1055 Dunsmuir Street, Vancouver, British Columbia, Canada V7X 1J1.

For the periods ended September 30, 2011 the Company was invoiced by MNP LLP, for audit fees, audit-related fees, tax fees and all other fees as set forth below:

	Year Ended	Year Ended
	September	September
	30, 2011	30, 2010

Audit fees - auditing of our annual financial statements and preparation of auditors' report.	$70,000	$85,000

Audit-related fees - review of each of the quarterly financial statements.	-	-

Tax fees - preparation and filing of three major tax-related forms and tax planning.	-	-

All other fees - other services provided by our principal accountants.	-	-

Total fees paid or accrued to our principal accountants	$70,000	$85,000

Note: (1) "Audit Fees" represent fees for the audit of the Company's annual financial statements, review of the Company's interim financial statements and review in connection with the Company's statutory and regulatory filings

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services to be provided by Meyers Norris Penny LLP. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review and attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service. The Audit Committee approved all of the engagements and fees during the period ended September 30, 2011. The Audit Committee reviews with Meyers Norris Penny LLP whether the non-audit services to be provided are compatible with maintaining the auditors' independence. The Board has determined that, beginning with January 1, 2006, fees paid to the independent auditors for non-audit related services in any year will not exceed the fees paid for audit services during the year. Permissible non-audit services will be limited to fees for tax services, accounting assistance or audits in connection with acquisitions, and other services specifically related to accounting or audit matters such as registration statements filings or private placements or public offerings.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

PART III

ITEM XVII. FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item XIX hereof and filed as part of this Annual Report. Included are audited consolidated balance sheets as at September 30, 2011 and September 30, 2010 and the consolidated statements of operations and deficit and cash flows for each of the year ended September 30, 2011, year ended September 30, 2010 and the year ended September 30, 2009 including the Auditors’ Report to Shareholders.

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

ITEM XIX. EXHIBITS

Exhibits attached to this Form 20-F are as follows:

FINANCIAL STATEMENTS

(i) Management’s Responsibility to Financial Reporting.

(ii) Auditors’ Report dated March 2, 2012.

(iii) Consolidated Balance Sheets as at September 30, 2011, and 2010.

(iv) Consolidated Statements of Operations and Deficit for the year ended September 30, 2011, year ended September 30, 2010 and year ended September 30, 2009.

(v) Consolidated Statements of Cash Flows for the year ended September 30, 2011, year ended September 30, 2010 and the year ended September 30, 2009.

(vi) Notes to the Consolidated Financial Statements for the year ended September 30, 2011, year ended September 30, 2010 and the year ended September 30, 2009. Financial Statements Schedules are omitted because they are not applicable, not required or because the required information is included in the consolidated financial statement or notes thereto filed within.

Exhibit	Description
1.1	Registered Incorporation Memorandum(1)
1.2	Articles of Continuance into Ontario(2)
1.3	Articles of Amendment, Change of Name(2)
1.4	Articles of Amendment, Authorization of Preferred Shares including Designation of Series “A” and Series “B” Preferred Share(3)
4.1	2094711 Ontario Limited., Commission Agreement January 1, 2006(3)
4.2	Loan Agreement, dated September 21, 2005(4)
4.2.(i)	First Amendment to Loan Agreement, dated October 11, 2005(4)
4.2.(ii)	Second Amendment to Loan Agreement, dated November 6, 2006(4)
4.2.(iii)	Third Amendment to Loan Agreement, dated May 2, 2007(4)
4.3	Purchase Agreement. International Fitness Vacations (BC) Ltd., December 31, 2006(4)
4.4	Letter of Intent. Gala Travels, February 19, 2007(4)
4.5	Servicing Agreement. Vision 200 travel, dated October 15, 2007(3)
4.5	Purchase Agreement. Family Vacation Centers and 1508812 Ontario Inc., October 18, 2007(4)
4.6	Addendum to Purchase Agreement. Family Vacation Centers and 1508812 Ontario Inc., November 2, 2007(4)
4.7	Subscription Agreement, Colorado River Resorts, LLC, January 1, 2008
4.8	Amended and Restated Loan Agreement, Caterpillar Financial Services Corporation, February 6, 2009
8.1	List of Subsidiaries
11.1	Code of Ethics, January 1, 2003(3)
12.1	Section 302 Certification of Chief Executive Officer
12.2	Section 302 Certification of Chief Financial Officer
13	Section 906 Certification of Chief Executive Officer and Chief Financial Officer

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

Date: March 2, 2012	FORUM NATIONAL INVESTMENTS LTD.

/s/ Daniel Clozza
Daniel Clozza, President and Chief Executive Officer

/s/ Martin Tutschek
Martin Tutschek, Chief Financial Officer

FORUM NATIONAL INVESTMENTS LTD.

September 30, 2011 and 2010 and 2009

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

The consolidated financial statements as at September 30, 2011 and for the year then ended have been audited by Myers Norris Penny, LLP Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the financial statements. The consolidated statements of operations, comprehensive income (loss) and deficit and cash flows for the year ended September 30, 2009 were audited by other auditors, who expressed an opinion without reservation on those statements in their report.

“Dan Clozza” (signed)

Dan Clozza
President

March 2, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of FORUM NATIONAL INVESTMENTS LTD.:

We have audited the accompanying consolidated financial statements of Forum National Investments Ltd. and its subsidiaries, which comprise the consolidated balance sheet as at September 30, 2011 and  2010, and the consolidated statements of operations, comprehensive income (loss) and deficit and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

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

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Forum National Investments Ltd. and its subsidiaries as at September 30, 2011 and 2010, and the results of their operations and their cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

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

Other Matter
The financial statements of Forum National Investments Ltd. for the year ended September 30, 2009 were audited by another auditor who expressed an unmodified opinion on those statements in their report, dated May 14, 2010.

Chartered Accountants

Vancouver, Canada
March 2, 2012

ACCOUNTING › CONSULTING › TAX 2300, 1055 DUNSMUIR STREET, BOX 49148, VANCOUVER, BC V7X 1J1 1.877.688.8408 P: 604.685.8408 F: 604.685.8594 mnp.ca

FORUM NATIONAL INVESTMENTS LTD.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

	September 30,	September 30,
	2011	2010
Assets

Current
Cash and cash equivalents	$62,772	$376,103
Short-term deposits	14,756	14,700
Marketable securities (note 3)	-	51
Amounts and notes receivable (notes 5 and 19)	81,527	85,515
Other receivables	5,144	14,360
Prepaid expenses	26,932	17,803
Discontinued current assets	-	692
Total Current Assets	191,131	509,224

Amounts and notes receivable(notes 5 and 19)	208,729	109,226
Investment in Life Settlement contracts(notes 5 and 6)	2,832,972	2,670,070
Property and Equipment(note 7)	7,767,783	8,994,166
Intangible assets(note 8)	91,384	116,307
Discontinued plant, property and equipment	-	107,227

Total Assets	$11,091,999	$12,506,220

Liabilities and Shareholders’ Equity

Current
Accounts payable and accrued liabilities	$567,439	$552,664
Due to broker (note 3)	-	97,146
Secured borrowing (note 10)	51,064	106,341
Deferred revenue, current portion (note 9)	876,166	1,077,068
Current portion of long-term debt (note 12)	140,968	177,128
Future Income taxes (note 14)	1,712,000	1,712,000
Convertible debentures (note 11)	40,486	40,486
Loans from related parties (note 18)	137,872	92,033
Conversion rights (note 11)	387,642	-
Discontinued current liabilities	-	20,549
Total Current Liabilities	3,913,637	3,875,415

Deferred Revenue(note 9)	182,472	751,868
Convertible Debentures (note 11)	188,572	-
Long-Term Debt(note 12)	4,748,054	4,846,198
Total Liabilities	9,032,735	9,473,481

Shareholders’ Equity

Capital Stock(note 13)	25,782,966	25,810,369
Contributed Surplus(note 13(e))	2,757,581	2,757,581
Deficit	(26,481,283)	(25,535,211)
Total Shareholders’ Equity	2,059,264	3,032,739
Total Liabilities and Shareholders’ Equity	$11,091,999	$12,506,220

Nature of operations and ability to continue as going concern (note 1)
Commitments (note 16)
Subsequent events (note 22)
Approved on behalf of the Board:

/s/ Dan Clozza	Director	/s/ Martin Tutschek	Director
Dan Clozza		Martin Tutschek

See accompanying notes to consolidated financial statements.

FORUM NATIONAL INVESTMENTS LTD.
Consolidated Statements of Operations, Comprehensive Income (Loss) and Deficit
(Expressed in Canadian dollars)

	Year Ended	Year Ended	Year Ended
	September 30,	September 30,	September 30,
	2011	2010	2009

Revenues
Membership and travel	$3,110,511	$3,821,772	$3,294,162
Interest	25,990	49,883	46,924
Other	244,190	69,642	175,331
	3,380,691	3,941,297	3,516,417

Expenses
Wages (note 13)	1,070,953	1,498,705	1,689,385
General and administration (note 12)	1,717,161	2,206,216	2,626,644
Bad debt expense (note 5(a))	8,954	81,295	212,364
Commission costs	72,202	75,309	31,983
Amortization of property and equipment	596,203	649,508	337,256
Amortization of intangible assets (note 8)	24,923	4,011	684,738
	3,490,396	4,515,044	5,582,370
Loss before other income (expenses)	(109,705)	(573,747)	(2,065,953)

Other income (expenses)
Net gain on investment in life settlement contracts (note 6)	(412,673)	(1,582,464)	775,207
Gain on settlement of debt by guarantor (note 18)	–	484,225	–
Other expenses	(3,768)
Foreign exchange gain (loss)	(2,532)	(139,100)	977,041
Gain (loss) on disposal of capital assets	49,987	(41,319)	–
Gain on the sale of International Fitness Vacations	89,144	–	–
Loss from discontinued operations	(56,525)	(80,822)	(94,576)
Gain (loss) on marketable securities	–	(698,537)	361,887
Unrealized gain (loss) on marketable securities	–	(8,187)	–
Impairment of intangible assets (note 8)	–	–)	(1,233,324)
Impairment of property, plant & equipment (note 7)	(500,000)	(825,000)	(2,348,595)
Total Non-operating Income (Expense)	(836,367)	(2,891,204)	(1,562,360)

Income (Loss) Before Tax	(946,072)	(3,464,951)	(3,628,313)
Income Tax Recovery (Expense) (note 14)	–	–	(1,715,970)

Net Income (Loss) and Comprehensive Income (loss) for Period	(946,072)	(3,464,951)	(5,344,283)

Deficit, Beginning of Period	(25,535,211)	(22,070 ,260)	(16,725,977)

Deficit, End of Period	$(26,481,283)	$(25,535,211)	$(22,070,260)

Basic earnings (loss) per share	$(0.03)	$(0.12)	$(0.19)
Diluted earnings (loss) per share	$(0.03)	$(0.12)	$(0.19)

Weighted average number of common shares outstanding (note 13 (b))

See accompanying notes to consolidated financial statements.

FORUM NATIONAL INVESTMENTS LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Year Ended	Year Ended	Year Ended
	September 30,	September 30,	September 30,
	2011	2010	2009
Operating Activities
Net income/(loss)	$(946,072)	$(3,464,951)	$(5,344,283)
Adjustments to reconcile net income (loss) to net cash Provided by (used in) operating activities:
Net gain on life settlement contracts	139,308	1,582,464	(775,207)
Income tax expense	–	–	1,712,000
Accretion of interest expense on convertible debentures	188,572	–	–
Deferred vacation membership revenue	(770,299)	(1,092,996)	(404,303)
Amortization of property and equipment	596,203	729,452	406,785
Amortization of intangible assets	24,923	4,011	684,738
Impairment on tangible assets	500,000	825,000	2,348,595
Impairment on intangible assets	–	–	1,233,324
Related party advance	–	(20,000)	20,000
Loss on disposal of plant, property and equipment	49,987	41,319	–
Gain on sale of International Fitness Vacations Ltd.	89,144	–	–
Gain on settlement of debt	–	(484,225)	–
Loss (gain) on marketable securities	–	698,537	(361,887)
Unrealized Loss (gain) on marketable securities	–	8,187	–
Unrealized foreign exchange gain	215,630	144,447	–
Increase (decrease) in accounts, notes and other receivables	(98,130)	174,070	371,253
Increase in short-term deposits	–	(15)	(475)
Increase (decrease) in prepaid expenses	(8,604)	101,351	(113,940)
Increase (decrease) in accounts payable and accrued liabilities	3,223	(44,185)	(283,109)
Increase (decrease) in deferred revenue	–	–	(165,931)

Cash Used in Operating Activities	(66,103)	(797,534)	(672,440)

Investing Activities
Purchase of property and equipment	(29,640)	(1,134,843)	(2,070,200)
Payments for intangible property	–	(48,150)	(72,168)
Proceeds from the disposal of International Fitness Vacations Ltd.	12,000	–	–
Proceeds from disposal of property, plant and equipment	150,000	–	–
Proceeds from life settlement	–	–	5,371,606
Payment of life insurance premiums	(551,980)	(344,761)	(18,020)
Realized proceeds on marketable securities	51	9,961,726	121,512
Purchase of marketable securities	–	(8,428,126)	(2,000,000)
Cash Used in Investing Activities	(419,569)	5,846	1,332,730

Financing Activities
Net proceeds received on share issuance	106,698	–	195,344
Funds held in trust	–	–	79,493
Amounts due to (from) related parties (note 18)	45,839	314,879	(827,653)
Borrowings (repayments) of Long-term debt	(122,304)	(345,072)	(62,544)
Proceeds from Long-term debt	–	–	855,472
Secured borrowing	(55,277)	(157,353)	126,373
Due to broker	(97,146)	(472,850)	569,996
Proceeds from debenture issuance	253,541	–	–
Cash Provided by Financing Activities	131,351	(660,396)	936,481

Increase (Decrease) in Cash	(310,779)	(1,452,084)	1,596,771
Cash and Cash Equivalents, Beginning of Period	373,551	1,825,635	228,864

Cash and Cash Equivalents, End of Period	$62,772	$373,551	$1,825,635

Supplemental cash flow information (note 21)
See accompanying notes to consolidated financial statements

FORUM NATIONAL INVESTMENTS LTD.
Notes to Consolidated Financial Statements Year ended September 30, 2011, and 2010, and 2009 (Expressed in Canadian dollars)

1.	Nature of Operations and Ability to Continue as a Going Concern

The Company was incorporated on September 22, 1995 under theBusiness Corporations Act(British Columbia) and commenced operations on that date. On October 2, 1997, the Company was continued under the laws of the Province of Ontario. Effective February 26, 1999, the Company changed its name from Snowbird Vacations International Inc. to inTRAVELnet.com inc. and on April 17, 2002, the Company’s name was changed to Forum National Investments Ltd.

The Company earns income from its investments in life settlement contracts, the sale of travel services and monthly dues from the members of its travel clubs. As at September 30, 2011, the Company has an accumulated deficit of $26,481,283 and a working capital deficit of $3,722,506. The Company anticipates incurring substantial expenditures to further develop its life settlement and yacht charter lines of business. Although, the Company has cash on hand of $62,772, the Company’s cash flow from operating activities may not be sufficient to satisfy its obligations as they come due as well as meeting the requirements of its capital investment programs and covenants on its long term debt. These factors cast substantial doubt about the Company’s ability to continue as a going concern. The continued existence of the Company is dependent upon its ability to generate profit from its life settlement investment and yacht charter operations to meet its obligations as they become due. If additional cash is needed, the Company intends to finance the future capital required to acquire life settlement contracts and continued operations from a combination of traditional debt and equity markets. However, there is no assurance that (a) traditional debt and equity markets may be accessible as required, or if so, on acceptable terms and, or (b) the demand for and selling prices of the Company’s services, may not be sufficient to meet cash flow expectation. The outcome of these matters cannot be predicted with certainty and therefore the Company may not be able to continue or expand operations as planned. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

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

FORUM NATIONAL INVESTMENTS LTD.
Notes to Consolidated Financial Statements Year ended September 30, 2011, and 2010, and 2009 (Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

(a)	Basis of presentation (continued)

All significant intercompany balances and transactions have been eliminated.

As described in note 22, Canadian GAAP differs in certain material aspects from accounting principles generally accepted in the United States (“US GAAP”).

(b)	Revenue recognition

The Company generates revenues from yacht charter operations and recognizes revenue at the time the charters are provided. In accordance with CICA HB 3400,Revenue, the portion of revenue received from members, which entitles members to use the Company’s vacation and travel club privileges at a future date, is deferred and recognized in income evenly over the term of the member’s entitlements.  For lifetime memberships, revenue is recognized over a period of five years, which is management’s best estimate of the period over which performance will be required. Revenue from yacht charter operations is recognized at the time the charters are provided.

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

FORUM NATIONAL INVESTMENTS LTD.
Notes to Consolidated Financial Statements Year ended September 30, 2011, and 2010, and 2009 (Expressed in Canadian dollars)

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

The intangible asset is the membership database, which has an estimated useful life of 5 years. The database was completed and entered service during fiscal 2010.

FORUM NATIONAL INVESTMENTS LTD.
Notes to Consolidated Financial Statements Year ended September 30, 2011, and 2010, and 2009 (Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

(g)	Foreign currency translation

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

FORUM NATIONAL INVESTMENTS LTD.
Notes to Consolidated Financial Statements Year ended September 30, 2011, and 2010, and 2009 (Expressed in Canadian dollars)

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

Income taxes are accounted for under the asset and liability method. Future income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and loss carry-forwards. Future income tax assets and liabilities are measured using substantively-enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. To the extent that it is more likely than not those future income tax assets will not be realized, a valuation allowance is recorded for the excess.

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

FORUM NATIONAL INVESTMENTS LTD.
Notes to Consolidated Financial Statements Year ended September 30, 2011, and 2010, and 2009 (Expressed in Canadian dollars)

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

FORUM NATIONAL INVESTMENTS LTD.
Notes to Consolidated Financial Statements Year ended September 30, 2011, and 2010, and 2009 (Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

(p)	Financial instruments (continued)

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

The following table summarizes the Company’s selected financial instrument classifications:

Financial instrument	Classification

Cash and cash equivalents and funds held in trust	Held-for-trading
Short-term deposits	Held-to-maturity
Marketable securities	Held-for-trading
Amounts and notes receivable	Loans and receivables
Life settlement contract receivable	Loans and receivables
Other receivables	Loans and receivables
Investment in life settlement contracts	Held-for-trading
Accounts payable and accrued liabilities	Other liabilities
Accounts payable - other	Other liabilities
Convertible debentures	Other liabilities
Secured borrowing and due to broker	Other liabilities
Long term debt and promissory note payable	Other liabilities
Loan from related parties	Other liabilities

FORUM NATIONAL INVESTMENTS LTD.
Notes to Consolidated Financial Statements Year ended September 30, 2011, and 2010, and 2009 (Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

(q)	Comprehensive income

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

(r)	Business Segment

The Company operates in one reporting segment of hospitality and tourism. The Company’s hospitality and tourism operations, assets and employees are located in Canada.

The Company also invests in life settlement contracts in the United States. As at September 30, 2011, the investment life settlements does not constitute a clearly identifiable business segment.

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

FORUM NATIONAL INVESTMENTS LTD.
Notes to Consolidated Financial Statements Year ended September 30, 2011, and 2010, and 2009 (Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

	(t)	Adoption of future accounting standards (continued)

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

iii. International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of October 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended September 30, 2011. While the Company has begun assessing the adoption of IFRS for fiscal 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

	(u)	Comparative balances

Balances presented in comparative year’s financial statements may have been adjusted to conform with the current year’s presentation.

3.	Marketable Securities

Balances as at September 30, 2011	Number of shares held	Cost	Quoted Market price per share	Fair Value

-	-	$-	$-	$-

Total	-	$-	$-	$-

Balances as at September 30, 2010

Balances as at September 30, 2010	Number of shares held	Cost	Quoted Market price per share	Fair Value

SUNC2 Network Corp.	10,000	$8,238	$0.005	$51

Total	10,000	$8,238		$51

Investments in shares of public companies traded on a recognized securities exchange are recorded at the closing bid prices on the last day the security traded on, or prior to, the consolidated balance sheet date.

Due to broker consists of margin borrowings less cash advanced collateralized by the Company’s investments held at the broker. In the normal course of business, the Company utilizes the margin borrowings to finance some of its marketable securities activities. At September 30, 2011 the Company owed $Nil (2010: $97,146). The margin account is due on demand and is subject to margin calls. All securities held by the broker are pledged in relation to the brokers account.

FORUM NATIONAL INVESTMENTS LTD.
Notes to Consolidated Financial Statements Year ended September 30, 2011, and 2010, and 2009 (Expressed in Canadian dollars)

4.	Segment reporting

The Company operates in one business segment being hospitality and tourism.

	September 30, 2011	September 30, 2010
Identifiable Assets
Canada	$8,259,027	$9,833,600
United States of America	2,832,972	2,670,070
Total Assets	$11,091,999	$12,503,670
Revenue
Canada	$3,380,691	$3,941,297
United States of America	–	–
Total Revenue	$3,380,691	$3,941,297
Net Income (loss)
Canada	$(533,399)	$(1,882,487)
United States of America	(412,673)	(1,582,464)
Total net income (loss)	$(946,072)	$(3,464,951)

All membership and travel revenues are earned in Canada during the year ended September 30, 2011 (2010 – 100%, 2009 – 100%). There are no major customers that account for 10% or more of the Company’s revenue (2010: nil; 2009: nil). All losses on the investment in life settlement contracts are derived from life insurance policies held in the USA during the year ended September 30, 2011 (2010: 100%, 2009: 100%).

5.	Financial Instruments

The Company’s financial instruments and the types of risks to which their carrying values are exposed are as follows:

Risks
	Credit	Liquidity	Foreign Exchange
Measured at amortized cost:
Accounts & notes receivable	X
Other receivables	X
Accounts payable and accrued liabilities		X
Convertible debentures		X
Secured borrowings		X	X
Long term debt		X	X
Loans from related parties		X
Long-term Convertible debentures		X
Measured at fair value:
Cash and cash equivalents	X		X
Funds held in trust	X		X
Short- term deposits	X
Marketable securities	X
Investment in life settlement contracts	X		X
Conversion rights			X

FORUM NATIONAL INVESTMENTS LTD.
Notes to Consolidated Financial Statements Year ended September 30, 2011, and 2010, and 2009 (Expressed in Canadian dollars)

5.	Financial Instruments (continued)

There was no change to the risks faced by the Company for the year ended September 30, 2011.

(a)	Credit risk

Credit risk is the risk that a party to one of the Company’s financial instruments will cause a financial loss to the Company by failing to discharge an obligation. The carrying values of the Company’s financial assets, which represent the maximum exposure to credit risk, are as follows:

	September 30,	September 30,
	2011	2010

Cash and cash equivalents	$62,772	$373,551
Short-term deposits	14,756	14,700
Marketable securities	–	51
Amounts and notes receivable	290,256	194,910
Investment in life settlement contracts	2,832,972	2,670,070
Other receivables	5,144	14,360
Total	$3,205,900	$3,267,642

(a)	Credit risk (continued)

Cash and cash equivalents and short term deposits:Credit risk associated with these assets is minimized substantially by ensuring that these financial assets are placed in debt instruments of well-capitalized financial institutions.

Amounts and notes receivable and other receivables:Credit risk associated with these assets is minimized due to their nature. All notes receivable are carried at net after allowing for bad debts and unearned interest. The provision for doubtful amounts receivable is an estimate based on an assessment of individual accounts and the length of time balances have been outstanding. As of September 30, 2011 the allowance for doubtful amounts and note receivables totaled $31,444 (2010 - $56,002).

Allowance for doubtful amounts, beginning of the year:	$56,002
Net bad debts provisions (recovery)	$(24,558)
Allowance for doubtful amounts, end of year:	$31,444

(b)	Liquidity risk

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

FORUM NATIONAL INVESTMENTS LTD.
Notes to Consolidated Financial Statements Year ended September 30, 2011, and 2010, and 2009 (Expressed in Canadian dollars)

5.	Financial Instruments (continued)

(b)	Liquidity risk (continued)

Expected payments by period as at September 30, 2011

	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	5 + years	Total
Accounts payable and accrued liabilities	$567,439	–	–	–	–	–	567,439
Secured borrowing	51,064	–	–	–	–	–	51,064
Loans from related parties	137,872	–	–	–	–	–	137,872
Life settlement premiums*	466,890	490,235	514,747	540,484	567,508	2,590,806	5,170,670
Long-term debt	141,276	149,584	4,598,158	–	–	–	4,889,018
Lease and Contracts	90,489	85,772	20,667	–	–	–	196,928
TOTAL	$1,455,030	725,591	5,133,572	540,484	567,508	2,590,806	11,012,991

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

FORUM NATIONAL INVESTMENTS LTD.
Notes to Consolidated Financial Statements Year ended September 30, 2011, and 2010, and 2009 (Expressed in Canadian dollars)

5.	Financial Instruments (continued)

(c)	Market risk (continued)

The following table sets out a sensitivity analysis of the effect of the Company’s financial instruments that are subject to foreign currency risk by applying reasonable possible changes in the USD foreign currency rates relative to the Company’s functional currency, the Canadian dollar

	Foreign Currency Risk(1)
		-10%(1)	+10%(1)
	Carrying amount	Net earnings	Net earnings
	September 30, 2011
Financial assets
Cash and cash equivalents	$31	$(3)	$3
Investment in life settlement contracts	2,832,972	(283,297)	283,297
Financial liabilities
Long term debt – current	140,968	14,097	(14,097)
Long term debt – non current	4,748,054	474,805	(474,805)
Total (decrease) increase		$205,602	$(205,602)

	Foreign Currency Risk(1)
		-10%(1)	+10%(1)
	Carrying amount	Net earnings	Net earnings
	September 30, 2010
Financial assets
Cash and cash equivalents	$(475)	$48	$(48)
Marketable securities	51	(5)	5
Investment in life settlement contracts	2,670,070	(267,007)	267,007
Financial liabilities
Due to Broker	97,146	9,715	(9,715)
Long term debt – current	131,685	13,169	(13,169)
Long term debt – non current	4,846,198	484,620	(484,620)
Total (decrease) increase		$240,540	$(240,540)

(1)	Displayed is the effects on the Company’s US dollar denominated financial assets and liabilities if the value of the US $ increases or decreases by 10%:

The Company is exposed to currency risk in relation to their US dollar financing referred to in note 12 and the investment in life settlement contracts (note 6) denominated in US dollars. The Company has not entered into any foreign currency contracts to mitigate this risk.

FORUM NATIONAL INVESTMENTS LTD.
Notes to Consolidated Financial Statements Year ended September 30, 2011, and 2010, and 2009 (Expressed in Canadian dollars)

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

The fair value of other financial instruments are as follows:

	Carrying Value	Fair Value
Long-term debt	$4,889,023	$5,123,119

* Fair values for long-term debt are determined with reference to market interest rates at September 30, 2011.

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

	Level 1	Level 2	Level 3
Held-for-trading financial assets
Cash and cash equivalents	62,772	–	–
Short term deposits	14,756	–	–
Investment in life settlement contracts	–	–	2,832,972

There were no significant transfers between Level 1 and 2 in the period. Reconciliation of Level 3 fair value measurements of financial assets: Unquoted life settlement policies

Opening balance	$2,670,070
Total gains or losses
In profit or loss (Note 6)	162,902
In other comprehensive income	–
Purchases	–
Sales	–
Transfers out of level 3	–
Closing balance	$2,832,972

FORUM NATIONAL INVESTMENTS LTD.
Notes to Consolidated Financial Statements Year ended September 30, 2011, and 2010, and 2009 (Expressed in Canadian dollars)

5.	Financial Instruments (continued)

Fair Value Analysis (continued)

Unquoted life settlement policies include holdings in unlisted life settlement policies which are measured at fair value.  Fair value is estimated using a discounted cash flow model, which includes some assumptions that are not supportable by observable market prices or rates.  In determining the fair value, a life expectancy, premium growth factor of 5.0% (2010: 5.0%) and a discount factor of 12% (2010: 12%) are used.  If the life expectancies were increased or decreased by 10 months, discount factors were increased or decreased by 2%, premium growth rates were increased and decreased by 1%, while all other variables are held constant, the carrying value of the investment in life settlement policies would increase (decrease) by:

	Life Expectancy		Discount Rate		Premium Growth
	+10 Months	(10 Months)	+2%	(2%)	+1%	(1%)
Investment in life settlements	$ 2,251,105	$ 3,567,373	$ 2,606,192	$ 3,117,253	$2,782,245	$2,880,894
Increase (Decrease)	$ (581,867)	$ 734,401	$ (226,780)	$ 284,281	$(50,727)	$ 47,922

6.	Investments in life settlement contracts

The Company purchases life settlement contracts for long term investment purposes and accounts for these investments under CICA HB 3855. The Company designated the investments in life settlement contracts as held-for-trading that are recorded at fair value on each reporting date. As of September 30, 2011 and 2010 the Company has the following investment in life settlement contracts: The table below summarizes the attributes of outstanding life settlement contracts at September 30, 2011 and 2010:

	Number of	Estimated Fair	Face	Face
Year	contracts	value	value (CAD)	value (USD)

2010	4	$2,670,070	$16,309,972	$15,838,000
2011	4	$2,832,972	$16,454,098	$15,838,000

For the years ended September 30, 2011, 2010 and 2009, the investments experienced the following gains:

	Realized	Unrealized
Year	Gains (Losses)	Gains (Losses)

2009	$–	$775,207
2010	$–	$(1,582,464)
2011	$–	$(369,132)

FORUM NATIONAL INVESTMENTS LTD.
Notes to Consolidated Financial Statements Year ended September 30, 2011, and 2010, and 2009 (Expressed in Canadian dollars)

6.	Investments in life settlement contracts (continued)

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

	September 30, 2011	September 30, 2010

Average age of insured	83 years	82 years
Average life expectancy	9 years	10 years
Expected premium growth	5%	5%
Average maturity value	$4,113,525	$4,077,493
Mortality rates Discount rate	Standard Life Expectancy 12%	Standard Life Expectancy 12%

7.	Property and Equipment

		Accumulated		Net Book
September 30, 2011	Cost	Amortization	Impairment	Value

Motor vessels	$14,641,625	$1,480,570	$5,473,595	$7,687,460
Vehicles	57,000	14,250	–	42,750
Equipment	32,933	14,954	–	17,980
Computers	2,610	1,104	–	1,506
Leasehold improvements	35,415	17,327	–	18,088

	$14,769,583	$1,528,205	$5,473,595	$7,767,783

		Accumulated		Net Book
September 30, 2010	Cost	Amortization	Impairment	Value

Motor vessels	$14,762,773	$917,601	$4,973,595	$8,871,576
Vehicles	132,000	60,417	–	71,583
Equipment	32,933	8,364	–	24,569
Computers	1,823	552	–	1,271
Leasehold improvements	35,415	10,247	–	25,167

	$14,964,943	$997,182	$4,973,595	$8,994,166

FORUM NATIONAL INVESTMENTS LTD.
Notes to Consolidated Financial Statements Year ended September 30, 2011, and 2010, and 2009 (Expressed in Canadian dollars)

7.	Property and Equipment(continued)

The value of property, plant & equipment not in use at September 30, 2011 are Motor Vessel $424,900 (2010: $398,073). Assets that are not in use have not been depreciated during the year.

The carrying value of items of Property Plant and Equipment that are under capital leases are vehicles with a carrying value of $Nil (2010: $14,583).  The cost and accumulated amortization for the vehicles is $Nil and $Nil respectively (2010: $75,000 and $60,417).

From time to time during the year, the Company has made property, plant and equipment, when not in use, available to management and employees for which management and employees reimburses the Company for all direct charges and sundry costs.

The Company recognized an impairment loss on the carrying value of the motor vessel during the year, in the amount of $500,000 (2010: $825,000, 2009: $2,348,595). Due to the current economic environment, the Company concluded that the vessel had a market value of $7,300,000 (2010: $8,250,000). The Company was unable to prepare a discounted cash flow analysis to determine the value in use, as an alternative the fair value of the motor vessel was determined based on the amortized replacement cost. Under the amortized replacement cost method, the replacement costs for significant components of the motor vessel were obtained, and depreciated to current market values.

8.	Intangible Assets

As of September 30, 2011, the Company had finite-lived intangible assets which totaled $91,384 (2010 – $116,307), net of accumulated amortization of $28,934 (2010 - $4,011). At September 30, 2011, the Company had one finite-lived intangible asset which consisted of a proprietary database for managing its membership and travel operations

Intangible assets	September 30,	September 30,
	2011	2010

Computerized membership database	$120,318	$72,168
Additions to computerized membership database	–	48,150
Accumulated amortization	(28,934)	(4,011)
Total intangible assets	$91,384	$116,307

9.	Deferred Revenue

	September 30,	September 30,
	2011	2010
Deferred membership sales	$751,869	$1,482,092
Additional deferred revenue	306,768	346,844
Current portion	(876,165)	(1,077,068)
	$182,472	$751,868

The deferred membership sales and dues relates to the portion of revenue, which entitles members to use the Company’s vacation and travel club privileges at a future date. Management’s best estimate for life time memberships is that they are active for 5 years (2010 – 5 years, 2009 – 5 years).  Management’s best estimate is based on historical data for all travel memberships. The revenue is recognized as indicated in note 2(b).

During 2011, the Company entered into travel club membership agreements with a total value of $Nil (2010 – $Nil, 2009 – $Nil).  As described in note 2(b), the revenue from these memberships are recognized in the year of purchase evenly over the term of the membership. Commission costs are expensed as incurred.

FORUM NATIONAL INVESTMENTS LTD.
Notes to Consolidated Financial Statements Year ended September 30, 2011, and 2010, and 2009 (Expressed in Canadian dollars)

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

The factorization transaction is collateralized against the notes receivable. The effective interest rate of the secured borrowing is 15% (2010 – 15%).

As at September 30, 2011 the Company had an outstanding liability to the third party as set out below:

	September 30,	September 30,
	2011	2010

Balance, beginning of period	$106,341	$263,694
Amortization of discount	21,393	–
Collection of note receivable during the year	(76,670)	(157,353)

Balance, end of period	$51,064	$106,341

11.	Convertible Debentures

Between April 19 and December 15, 2000, the Company issued unsecured convertible debentures in the aggregate amount of approximately $98,000 to friends and family of former officers and directors of the Company. The debentures matured between April 19 and December 15, 2002, are no longer convertible, no longer continue to bear interest and $34,310 remained unpaid since that date. The Company has been unable to contact the debenture holders. The holder of a debenture had the right at any time after the issuance until maturity to voluntarily convert to common shares of the issuer at a rate of US $6.00 to US $12.50 per common share per share. The debentures are fully matured as of 2002. As of September 30, 2011 and 2010, accrued interest on the debentures amounted to approximately $6,176.

During the year, the Company offered a secured convertible debenture with a face value of up to $9,000,000 USD, secured by a 100% interest in two US Irrevocable Life Insurance Trusts (ILIT) with death benefits totaling $9,000,000 USD, and are subject to an escrow agreement. The Company issued seven units for a total face value of $3,150,000 USD, for cash proceeds of $253,541 plus common shares of the company valued at $134,101.

The debenture holders have the right to convert at any time in whole or in part, any outstanding amount paid to date on the debenture, into Common Shares of the Company at a 20% discount to the market trading price immediately prior to conversion. The fair value of these conversion rights was calculated using the Black-Scholes method. At issuance assumptions included the stock price of $0.17 with a maturity date of 9.3 years and an interest rate of 1.76%. At September 30, 2011 assumptions included a stock price of $0.48 with a maturity date of 8.7 years and an interest rate of 1.76%.

The fair value of the $3,150,000 convertible debentures was estimated by discounting the payments due at the time of maturity of the two underlying ILIT’s. This debt discount will be amortized as interest expense over the life of the debt. During the year ended September 30, 2011, the company recognized $188,572 of accretion interest expense on the debt.

Ten years from the date of subscription, the debenture is redeemable and/or callable by the holder or the Company, at 75% of the total face value of the debenture. The Company, or debenture holder, can force the Company to convert the debt and take the option of either receiving payment in cash or a conversion to common shares of the Company, at the stated conversion rate. The option of receiving either common shares or cash is at the sole discretion of the debenture holder.

FORUM NATIONAL INVESTMENTS LTD.
Notes to Consolidated Financial Statements Year ended September 30, 2011, and 2010, and 2009 (Expressed in Canadian dollars)

12.	Long-Term Debts

The Company has a long-term loan related to the motor vessel.

	September 30,	September 30,
	2011	2010
Loan in US funds for vessel
at 7% per annum for a 5 year term	$4,889,022	$4,977,883
Lease financing against motor vehicle	-	45,443
Less: current portion	(140,968)	(177,128)
Long-term portion	$4,748,054	$4,846,198

The Company has a loan with Caterpillar Financial Services for $5 million US dollar with a 5 year term and a fixed interest rate of 7% per annum. The loan is secured by the motor vessel and by a personal guarantee from two of the directors of the Company up to the value of the permanent loan.

Interest expense of $348,335 related to long-term debt is included in General and administration during the year (2010 - $364,389, 2009 – $346,300).

The expected repayments of long term debt for the five following twelve month periods ended September 30, 2011 are as follows:

Total
2012	$140,968
2013	149,584
2014	4,598,161
2015	–
2016	–
Thereafter	–

Total long term debt	$4,889,022

13.	Capital Stock

(a)	The authorized capital stock:

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

FORUM NATIONAL INVESTMENTS LTD.
Notes to Consolidated Financial Statements Year ended September 30, 2011, and 2010, and 2009 (Expressed in Canadian dollars)

13.	Capital Stock(continued)

(a)	The authorized capital stock:

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

(b)
The issued capital stock of the Company is as follows: 13,933,983 Series “A” preferred shares convertible for no consideration and 13,649,983 Series “B” preferred shares convertible for no consideration (2010 – 13,649,983) and common shares as follows:

	Number of
	Common	Share	Contributed
	Shares	Capital	Surplus

Balance, September 30, 2009	28,856,984	$25,810,369	$2,757,581
Conversion of Series B Preference shares	284,000	–	–

Balance, September 30, 2010	29,140,984	$25,810,369	$2,757,581
Common shares subscribed	20,000	6,698	–
Conversion of Series B Preference shares	1,355,000	–	–
Private placement	2,000,000	100,000	–
Common shares receivable	–	(134,101)	–

Balance, September 30, 2011	32,515,984	$25,872,966	$2,757,581

During the year ended September 30, 2011, the company completed an equity offering to members of its travel clubs, issuing 20,000 common shares for gross proceeds of $6,698.

During the year ended September 30, 2011, the company completed a non-brokered private placement issuing 2,000,0000 common shares priced at $0.05 per common share, for gross proceeds of $100,000. No warrants or options were attached to the private placement.

Weighted average outstanding common stock for the calculation of earnings (loss) per share for each of the period presented:

	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,
	2011	2010	2009
Weighted average common shares	29,990,231	28,645,113	28,553,321
Series B preferred shares conversion	12,294,983	13,649,983	13,933,983
Weighted average fully diluted common stock	89,880,427	90,507,518	90,524,608

FORUM NATIONAL INVESTMENTS LTD.
Notes to Consolidated Financial Statements Year ended September 30, 2011, and 2010, and 2009 (Expressed in Canadian dollars)

13.	Capital Stock (continued)

For the years ended September 30, 2011, September 30, 2010 September 30, 2009, outstanding stock options and preferred shares were not included in the calculation of diluted earnings (loss) per share as their effect would be anti-dilutive.

Diluted weighted average common stock includes common stock issuable if Series A and Series B preferred shares are converted and 2,655,000 (2010: 2,655,000, 2009: 2,655,000) stock options outstanding that are in the money are exercised assuming that any proceeds would be used to purchase common stocks at the average market price during the period.

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

The Company did not expand the stock option plan during the year under review after reserving 2,850,000 shares in the common stock of the Company for the nine month period ended September 30, 2007. The options vested immediately, exercisable at $1 per share and will expire in June 2012. No options were granted during the years ended September 30, 2011 and 2010.

(d)	Stock-based compensation

There was $Nil Stock-based compensation cost included in wages for the year ended September 30, 2011 (2010 - $Nil, 2009 - $Nil).

(d)	Stock-based compensation

The table below summarizes the outstanding and exercisable stock options as at September, 30 2011 and 2010:

	Number	Exercise
	of Options	Price (US $)

Balance, September 30, 2009	2,655,000	$1.00

Balance, September 30, 2010	2,655,000	$1.00

Balance, September 30, 2011	2,655,000	$1.00

FORUM NATIONAL INVESTMENTS LTD.
Notes to Consolidated Financial Statements Year ended September 30, 2011, and 2010, and 2009 (Expressed in Canadian dollars)

13.	Capital Stock (continued)

(d)	Stock-based compensation (continued)

The table below summarizes the attributes of the outstanding stock options as at September 30, 2011:

Options Outstanding			Options Exercisable
Exercise	Number	Remaining	Number	Exercise
Price (US $)	of Options	Contractual Life	of Options	Price (US $)

$1.00	2,655,000	0.75 years Expiry June 30, 2012	2,655,000	$1.00

The fair value of stock options used to calculate stock-based compensation is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

September 30, 2007

Dividend rate	–
Expected volatility	209%
Interest rate	4.88%
Expected life	5 years

The weighted average grant date fair value was $1.04.

(e)	Contributed surplus

Balance, September 30, 2009	2,757,581

Balance, September 30, 2010	$2,757,581

Balance, September 30, 2011	$2,757,581

(f)	Common Shares Receivable

The table below summarizes the common shares receivable as at September, 30 2011 and 2010:

Balance, September 30, 2010	$–

Balance, September 30, 2011	$(134,101)

Common shares receivable are common shares of the Company expected to be received in connection with subscriptions to Secured Debentures as described in Note 11, and are shown as a deduction from the Company’s share capital, as at September 30, 2011.

FORUM NATIONAL INVESTMENTS LTD.
Notes to Consolidated Financial Statements Year ended September 30, 2011, and 2010, and 2009 (Expressed in Canadian dollars)

14.	Income Taxes

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,
	2011	2010	2009

Statutory income tax rate	27.6%	29.1%	30.1%

Statutory rate applied to income (loss) from
operations before income taxes	$(193,000)	$(1,009,000)	$(1,086,500)
Permanent differences	35,000	2,500	2,800
Difference in tax rates between foreign jurisdiction	–	–	61,000
Sale of subsidiary	76,000	–	–
Investment in life settlement contracts	38,000	460,900	327,800
Effect of reduction in statutory tax rate	14,000	77,000	199,900
Expense due to differences in tax jurisdictions	–	–	1,086,100
Others	–	52,600	105,370
Increase (decrease) in valuation allowance	30,000	416,000	1,019,500

Income tax expense	$–	$–	$1,715,970
Comprising:

Income taxes (recovery) expense – current	$–	$1,715,970	$1,715,970
Income taxes – future	$–	$–	$–

The significant components of the Company’s future income tax assets and liabilities are as follows:

	September 30,	September 30,
	2011	2000

Future income tax assets (liabilities):
Non-capital loss carry forwards	$2,668,000	$2,577,000
Cumulative eligible capital	346,000	372,000
Capital loss carry forwards	240,000	196,000
Excess (deficiency) of tax cost over book value
of property and equipment	1,000	82,000
Excess (deficiency) of tax cost over book value
of intangible assets	651,000	651,000
Marketable securities	–	(2,000)

	3,906,000	3,880,000
Valuation allowance	(3,906,000)	(3,880,000)

Future income taxes, net	$–	$–

FORUM NATIONAL INVESTMENTS LTD.
Notes to Consolidated Financial Statements Year ended September 30, 2011, and 2010, and 2009 (Expressed in Canadian dollars)

14.	Income Taxes (continued)

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

The Company is in arrears with filing its corporate tax returns since 2006. The Company has estimated Canadian non-capital income tax loss carry forwards of approximately $10,671,000 (2010 - $10,311,000, 2009 - $8,970,000) available to reduce future years’ taxable income expiring between 2012 and 2030.

The Company has estimated capital loss carry-forwards of approximately $962,000 (2010 - $783,000, 2009: $614,000).

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

FORUM NATIONAL INVESTMENTS LTD.
Notes to Consolidated Financial Statements Year ended September 30, 2011, and 2010, and 2009 (Expressed in Canadian dollars)

16.	Commitments

In addition to other obligations disclosed elsewhere:

(a)	The Company has commitments in respect of operating leases with total aggregate payments due of approximately $196,928 (2010 – 102,000). Payments due in each of the next five years are as follows:

2012	$90,489
2013	85,772
2014	20,667
2015	–
2016	–

Total	$196,928

(b)	The Company has commitments in respect of office leases with total aggregate payments due of approximately $Nil (2010 - $Nil).

17.	Related Party Transactions

In addition to related party transactions disclosed elsewhere in these financial statements, the following transactions have occurred:

(a)
The Company reimbursed $146,118 (2010 – $216,683, 2009 - $138,717) to directors for expenditures made on behalf of the Company. Included in automotive expense is an amount of $24,000 (2010 - $24,000, 2009 - $22,185) for use of company assets by directors and officers of the Company.

(b)
At September 30, 2011, directors and officers advanced $137,872 (2010 – $92,033, 2009 - $486,379) to the Company in the form of loans and short-term financing. The amounts advanced from directors and officers are unsecured, non-interest bearing and repayable on demand.

All of the above transactions and balances are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

18.	Amounts and Notes Receivable

The Company receives promissory note receivables from the sale of travel memberships to third parties.  The promissory notes have an average rate of interest of 9.9%per annum (2010 – 9.9%) and an average maturity of 13 months (2010 – 25 months, 2009 – 37 months).  The promissory notes are unsecured.

	2011	2010	2009
Current	$81,527	$85,683	$160,920
Non-Current	$208,729	$109,226	$205,136
	$290,256	$194,909	$366,056
	2011	2010	2009
Past due Amounts and Notes Receivable	$28,619	$44,016	$61,194

As of September 30, 2011 the allowance for doubtful amounts and note receivables totaled $31,444 (2010 – $56,002, 2009 - $210,923).  At September 30, 2011 promissory note receivables of $29,671 (2010 – $106,341, 2009: $236,694) have been provided as security for the secured borrowing (see note 10).

FORUM NATIONAL INVESTMENTS LTD.
Notes to Consolidated Financial Statements Year ended September 30, 2011, and 2010, and 2009 (Expressed in Canadian dollars)

19.	Acquisitions and dispositions

(a)	On January 31, 2011, the Company sold its wholly-owned subsidiary International Fitness Vacations Ltd. which operated a health and fitness center located in Richmond, British Columbia, for Gross proceeds of $200,000.

The disposition of the subsidiary consisted of the following:

Sales price of International Fitness Vacations Ltd.            $136,946 (net of $63,054 discount)
Less:
  Net book value, International Fitness Vacations Ltd.      $  53,993
Plus:
  Accrued liabilities paid for by the Company                         6,191
Gain on disposal                                                               $   89,144

Miscellaneous closing costs of $16,957 associated with sale International Fitness Vacations Ltd. have been included in discontinued operations for the year ended September, 30, 2011.

20.	Supplemental Cash Flow Information

Cash flow information:

	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,
	2011	2010	2009

Interest paid	$407,579	$391,529	$303,875

Taxes paid	$3,761	$3,678	$3,675

Derecognition of financial liability (note 20(b))	$–	$–	$7,602,530

Included in amounts and notes receivable is an amount receivable to be settled in common shares of the Company, in lieu of proceeds for the subscription to convertible debentures units issued during the year ended September 30, 2011. Three debenture units with a face value totaling $1,350,000 USD, were issued with the same terms as described in Note 12, with the initial purchase price valued at $134,101.

21.	Subsequent Events

(a)	Subsequent to the year ended September 30, 2011, the Company sold its travel company operations, consisting of its travel clubs, websites, membership database, for net proceeds of $500,000.

(b)
Subsequent to the year ended September, 30, 2011, the Company negotiated a loan modification arrangement where as the Company would pay interest only of $25,000 USD per month for the first six months, and then pay an additional monthly principal of $4,610 until the maturity of the loan.

FORUM NATIONAL INVESTMENTS LTD.
Notes to Consolidated Financial Statements Year ended September 30, 2011, and 2010, and 2009 (Expressed in Canadian dollars)

22.	United States Generally Accepted Accounting Principles Reconciliation

These financial statements have been prepared in accordance with Canadian GAAP, which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with US GAAP as summarized below:

(a)	Stock-based compensation

(i)
Under US GAAP, the issue of stock options and warrants to non-employees is accounted for under FASB Statement No. 123R (“SFAS 123R”), “Share-based Payment”, and related interpretations. The Company recognizes compensation expense for stock options issued to non-employees for services received based upon the fair value of the services received or the equity instruments issued, whichever is more reliably determined. Prior to the adoption of SFAS 123R, the Company had accounted for stock options issued to non- employees at fair value under FSAB Statement No 123 (“SFAS 123), “Accounting for Stock-based Compensation”therefore, the adoption of SFAS 123R had no effect on the Company’s accounting policy. During the year ended December 31, 2002, the Company adopted the new recommendations of the CICA Handbook section related to stock-based compensation payments (note 2(d)). Under this policy, stock options issued to non- employees after December 31, 2001 are accounted for consistently with US GAAP. Under Canadian GAAP, stock options issued to non-employees prior to December 31, 2001 were not valued and no stock–based compensation expense was recorded. Therefore, for the year ended December 31, 2002, the measurement difference for non-employee stock options relate to options granted prior to January 01, 2002.

The fair value of the stock options and warrants granted to non-employees during the years ended December 31, 2001 and 2000 were estimated on the date of grant using the Black- Scholes option pricing model and the following weighted average assumptions:

	2001	2000

Expected volatility	1.73	1.98
Risk-free rate	5.48%	4.23%
Dividend yield	0%	0%
Expected life of options	0.6 years	1.6 years

Accounting for the non-employee options on this basis would result in recording additional compensation expense and capital stock of $684,664 from the year of adoption of FAS No. 123R to September 30, 2011.

FORUM NATIONAL INVESTMENTS LTD.
Notes to Consolidated Financial Statements Year ended September 30, 2011, and 2010, and 2009 (Expressed in Canadian dollars)

22.	United States Generally Accepted Accounting Principles Reconciliation (continued)

(b)	Valuation of stock issued for assets and services

(i)
During the year ended December 31, 2000, the Company acquired Fitness Vacations for 992,000 common shares of the Company. Under Canadian GAAP, the acquisition was valued based on the estimated fair value of the assets acquired. For US GAAP purposes, the acquisition would be valued based on the market value of the shares given. Accordingly, as at September 30, 2011 and 2010, the application of US GAAP would result in an increase in capital stock of $1,217,705.

During the year ended December 31, 2001, goodwill relating to the acquisition of Fitness Vacations was written down, and as such, the additional goodwill recorded on the acquisition under US GAAP was written off. Accordingly, for the years ended at September 30, 2011 ,2010, and 2009, the application of US GAAP would result in a corresponding increase in deficit of $1,217,705.

(ii)
During the years ended December 31, 2001 and 2000, the Company settled a number of accounts payable by the issuance of stock options and common shares. For Canadian GAAP purposes, the transactions were recorded at the carrying value of services received. For US GAAP purposes, the transactions would be valued based on the market value of the options or shares issued. Accordingly, as at September 30, 2011 and 2010, the application of US GAAP would result in an increase in capital stock and an increase in deficit of $695,681 for the years ended at September 30, 2011, 2010, and 2009.

(iii)	During the years ended September 30, 2011, 2010, and 2009, the Company did not issue shares under its incentive share purchase plan (note 2(d)).

(c)	Income Taxes

In July 2006, the FASB issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109”, which clarifies the accounting for uncertainty in income taxes recognized in accordance with FASB ASC 740, “Income Taxes”, FIN 48 clarifies the application of SFAS 109 by defining criteria that an individual tax position must meet for any part of benefit of that position to be recognized in the financial statements. The evaluation of a tax position in accordance with this interpretation is a two-step process. In the first step, recognition, the Company determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step addresses measurement of a tax position that meets the more-likely-than-not criteria. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in a) an increase in a liability for income taxes payable or a reduction of an income tax refund receivable, b) a reduction in a deferred tax asset or an increase in a deferred tax liability or c) both a and b. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be de-recognized in the first subsequent financial reporting period in which that threshold is no longer met. Use of a valuation allowance as described in ASC 740 is not an appropriate substitute for the de-recognition of a tax position. The requirement to assess the need for a valuation allowance for deferred tax assets based on sufficiency of future taxable income is unchanged by this interpretation. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company determined that as at September 30, 2011 and 2010 and 2009, its tax position will more likely than not be sustained upon examination. The validity of any tax position is a matter of tax law, the body of statutory, regulatory and interpretive guidance on the application of the law is complex and often ambiguous. Because of this, whether a tax position will ultimately be sustained may be uncertain. Interest and penalties are recognized as part of income tax expense.

FORUM NATIONAL INVESTMENTS LTD.
Notes to Consolidated Financial Statements Year ended September 30, 2011, and 2010, and 2009 (Expressed in Canadian dollars)

22.	United States Generally Accepted Accounting Principles Reconciliation (continued)

(d)	Life settlement contracts

On March 27, 2006, FASB Staff Position No. FTB 85-4-1Accounting for Life Settlement Contracts by Third-Party Investors (FSP FTB 85-4-1) was issued, which amends FTB 85-4. The FASB Staff Position states that an investor may elect to account for its investments in life settlement contracts using either the investment method or the fair value method. The election shall be made on an instrument-by instrument basis and is irrevocable. Under the investment method, an investor shall recognize the initial investment at the purchase price plus all initial direct costs. Continuing costs (policy premiums and direct external costs, if any) to keep the policy in force shall be capitalized. Under the fair value method, an investor shall recognize the initial investment at the purchase price. In subsequent periods, the investor shall re-measure the investment at fair value in its entirety at each reporting period and shall recognize change in fair value earnings (or other performance indicators for entities that do not report earnings) in the period in which the changes occur. FSP FTB 85-4-1 is required to be applied to fiscal years beginning after June 15, 2006. The Company uses the Fair Value method to calculate its Life Settlement Portfolio.

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

(i)
In January 2010, the FASB issued Accounting Standards Update ("ASU") 2010-06Fair Value Measurement and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements.This guidance provides for the following new required disclosures related to fair value measurements: 1) the amounts of and reasons for significant transfers in and out of level one and level two inputs and 2) separate presentation of purchases, sales, issuances, and settlements on a gross basis rather than as one net number for level three reconciliations. The guidance also clarifies the existing disclosures as follows: 1) provide fair value measurement disclosures for each class of assets and liabilities and 2) provide disclosures about the valuation techniques and inputs used for both recurring and nonrecurring level two or level three inputs. The Company has adopted this standard, but it did not have a material effect on the Company's consolidated balance sheet or required financial statement disclosures.

FORUM NATIONAL INVESTMENTS LTD.
Notes to Consolidated Financial Statements Year ended September 30, 2011, and 2010, and 2009 (Expressed in Canadian dollars)

22.	United States Generally Accepted Accounting Principles Reconciliation (continued)

(f)	Recent accounting pronouncements (continued)

(ii)
In April 2010, the FASB issued ASU 2010-13,Compensation-Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. This update provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in currency of a market in which a substantial porting of the entity‟s equity securities trades should not be considered to contain a condition that is not a market, performance or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company‟s adoption of this ASU did not have a material impact on its consolidated financial statements.

(iii)
In December 2010, the FASB issued Accounting Standard Update 2010-28,Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. This ASU modified Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. For public entities, the amendments in the ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The Company`s adoption of this ASU is not expected to have a material impact on its consolidated financial statements.

(iv)
In December 2010, the FASB issued Accounting Standard Update 2010-29,Business Combinations(Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations. This ASU specifies that, if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. ASU 2010-29 is effective prospectively for business combinations where the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Company`s adoption of this ASU is not expected to have a material impact on its consolidated financial statements.

(g)	Reconciliation

The effect of the differences between Canadian GAAP and US GAAP (including practices proscribed by the SEC) on the consolidated balance sheets and statements of operations and deficit are summarized as follows:

(i)	Total Assets

	September 30,	September 30,	September 30,
	2011	2010	2009
Total Assets under Canadian GAAP	$11,091,999	$12,506,220	18,475,423
Deferred costs, net (note 23(f))	–	378,534	875,250

Total Assets under US GAAP	$11,091,999	$12,127,686	19,350,673

FORUM NATIONAL INVESTMENTS LTD.
Notes to Consolidated Financial Statements Year ended September 30, 2011, and 2010, and 2009 (Expressed in Canadian dollars)

22.	United States Generally Accepted Accounting Principles Reconciliation (continued)

(g)	Reconciliation (continued)

(ii)	Total Liabilities

	September 30,	September 30,	September 30,
	2011	2010	2009
Total Liabilities, under Canadian GAAP	$9,032,735	$9,473,481	11,977,733
Derivative liability (note 23 (e))	2,341,474	2,341,474	–

Total Liabilities, under US GAAP	$11,374,209	$11,814,955	11,977,733

(iii)	Capital stock

	September 30,	September 30,	September 30,
	2011	2010	2009

Capital stock, under Canadian GAAP	$25,782,966	$25,810,369	25,810,369
Contributed surplus	2,757,581	2,757,581	2,757,581
Adjustment for stock-based compensation
for non-employees (note 23(a))	684,664	684,664	684,664
Adjustment for acquisition of Fitness Vacations (note 23(b)(i))	1,217,705	1,217,705	1,217,705
Adjustment for accounts payable settled by share issuances
(notes 23(b)(ii) and (iii))	695,681	695,681	695,681
Adjustment for derivative liability (note 23 (e))	(2,757,581)	(2,757,581)	(2,757,581)

Capital stock, under US GAAP	$28,381,016	$28,408,419	28,408,419

(iv)	Deficit

	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,
	2011	2010	2009

Deficit, under Canadian GAAP	$(26,415,198)	$(25,582,731)	$(22,070,260)
Adjustment for stock-based compensation
for non-employees (note 23(a))	(684,664)	(684,664)	(684,664)
Adjustment for acquisition of Fitness
Vacations (note 23(b)(i))	(1,217,705)	(1,217,705)	(1,217,705)
Adjustment for accounts payable settled
by share issuances (notes 23(b)(ii) and (iii))	(695,681)	(695,681)	(695,681)

Adjustment to opening balance for deferred costs	1,341,034	1,341,034	1,341,034
Adjustment for adoption of ASC 815-40 (note 23 (e))	(1,737,659)	(1,737,659)	–
Adjustment for change in fair value of derivative	2,153,766	2,153,766	–
Adjustment for amortization of deferred costs
(note 23(f))	(1,310,102)	(931,568)	(465,784)

Deficit, under US GAAP	$(28,566,209)	$(27,355,208)	$(23,793,060)

FORUM NATIONAL INVESTMENTS LTD.
Notes to Consolidated Financial Statements Year ended September 30, 2011, and 2010, and 2009 (Expressed in Canadian dollars)

22.	United States Generally Accepted Accounting Principles Reconciliation (continued)

(f)	Reconciliation (continued)

(v)	Net income (loss) and earnings (loss) per share for:

	Year ended	Year ended	Year ended
	September 30,	September 30,	September 30,
	2011	2010	2009

Net income (loss) for the year,
under Canadian GAAP	$(946,072)	$(3,464,951)	$(5,344,283)
Adjustment for amortization of deferred costs (note 23(f))	(378,534)	(465,784)	(465,784)
Adjustment for change in fair value of derivative	–	2,153,766	–
Adjustment for Intangibles, net	–	–	–
Net income (loss) for the year,
under US GAAP	$(1,324,606)	$(1,776,969)	$(5,810,067)

Basic earnings (loss) per share, under US GAAP	$(0.04)	$(0.06)	$(0.20)
Diluted earnings per share, under US GAAP	$(0.04)	$(0.06)	$(0.20)