Form 20-F/A
period 2011-09-30
FORUM NATIONAL INVESTMENTS LTD
filed 2012-10-29
CIK 1065579

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

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
Yes ___ No X

EXPLANATORY NOTE

Amendment No 1

Forum National Investments Ltd. (“we or the “Company”) is filing this Amendment No. 1 on Form 20-F/A (“Amendment No. 1”) to its annual report on Form 20-F for the year ended September 30, 2011 originally filed with the Securities and Exchange Commission on March 28, 2012 (the “original filing”) to reflect the following amendments:

1)	Item XV – Controls and procedures
a)	Amended disclosure controls and procedures to clarify a material weakness affecting internal control over financial reporting.
2)	Part III – Item XVII Financial Statements
a)	Amended to include the audit report by another auditor who expressed an unmodified opinion on those statements in their report dated May 14, 2010.
3)	Part III – Item XIX Exhibits
a)	Amended Exhibit 9.1 Audited Financial Statements for the year ended September 30, 2009, due to reference to the audit report in Item XVII.
4)	New certifications of our principal executive and financial officer are included as exhibits to this amendment.

General

For the convenience of the reader, Amendment No. 1 sets forth the original Form 20-F as amended in its entirety. However, this Amendment No. 1 only amends the items specifically described above. No other information in the original Form 20-F as amended. In addition, pursuant to the rules of the SEC, the original Form 20-F has been amended to contain currently dated certifications from our Chief Executive Officer and Chief Financial Officer, as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. This Amendment does not reflect events that have occurred after March 28, 2012, the date the Annual Report on Form 20-F was originally filed.

iv

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

ITEM XV. CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, the Company reevaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of a date (the “Evaluation Date”) being September 30, 2011. Based on that evaluation, the management has concluded that there was a material weakness affecting our internal control over financial reporting, and as a result, our disclosure controls and procedures were not effective as of September 30, 2011.

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

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the company.  The Company’s internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America.  Internal controls over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have material effect on our financial statements would be prevented or detected on a timely basis.  Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

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

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of September 30, 2011 based on the criteria for effective internal control over financial reporting established in “Internal Control - Integrated Framework,” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission.  In its evaluation, Management evaluated whether the Company had sufficient “preventative controls” which are controls that have the objective of preventing the occurrence of errors or fraud that could result in a misstatement of the financial statements.  In its evaluation, Management considered whether there were sufficient internal controls over financial reporting, in the context of the Company’s control environment, financial risk assessment, internal control activities, monitoring, and communication to determine whether sufficient controls are present and functioning effectively.

Based upon this assessment, we have determined that there was a material weakness affecting our internal control over financial reporting and, as a result of that weakness, our internal control over financial reporting procedures was not effective as of September 30, 2011.  The material weakness which has been disclosed to and reviewed with, our independent auditor, is as follows:

The Company initially filed a Form 20-F for the year ended September 30, 2011, without an audit report for the comparative income statement and statement of cash flows for the year ended September 30, 2009.  Such failure to disclose an audit report for all financial statements presented impacted its conclusions regarding the effectiveness of internal controls and procedures as of the end of fiscal year 2011, with a resulting weakness.  The failure to disclose an audit report for all periods presented within the Form 20-F became apparent to the Company, since the Company does not maintain a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles commensurate with our financial reporting requirements.

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

The Company recognizes the importance of implementing and maintaining disclosure controls and procedures and internal controls over financial reporting and is working to implement an effective system of controls.  Management is currently evaluating avenues for mitigating our internal controls weaknesses, but mitigating controls that are practical and cost effective based on the size, structure, and future existence of our organization.  The Company is committed to identifying cost effective options for remediation efforts, therefore management, within the confines of its budgetary resources, will continue to develop & improve the Company’s internal controls over financial reporting on an on-going basis.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision making can be faulty and that breakdowns can occur because of simple error or mistake.  The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Projections of any evaluation of controls effectiveness to future periods are subject to risks.  This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

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

Exhibit	Description
1.1	Registered Incorporation Memorandum(1)
1.2	Articles of Continuance into Ontario(2)
1.3	Articles of Amendment, Change of Name(2)
1.4	Articles of Amendment, Authorization of Preferred Shares including Designation of Series “A” and Series “B” Preferred Share(3)
4.1	2094711 Ontario Limited., Commission Agreement January 1, 2006(3)
4.2	Loan Agreement, dated September 21, 2005(4)
4.2.(i)	First Amendment to Loan Agreement, dated October 11, 2005(4)
4.2.(ii)	Second Amendment to Loan Agreement, dated November 6, 2006(4)
4.2.(iii)	Third Amendment to Loan Agreement, dated May 2, 2007(4)
4.3	Purchase Agreement. International Fitness Vacations (BC) Ltd., December 31, 2006(4)
4.4	Letter of Intent. Gala Travels, February 19, 2007(4)
4.5	Servicing Agreement. Vision 200 travel, dated October 15, 2007(3)
4.5	Purchase Agreement. Family Vacation Centers and 1508812 Ontario Inc., October 18, 2007(4)
4.6	Addendum to Purchase Agreement. Family Vacation Centers and 1508812 Ontario Inc., November 2, 2007(4)
4.7	Subscription Agreement, Colorado River Resorts, LLC, January 1, 2008
4.8	Amended and Restated Loan Agreement, Caterpillar Financial Services Corporation, February 6, 2009
4.9	Sales Agreement. International Fitness Vacations (BC) Ltd., date January 31, 2011(5)
4.10	Sales Agreement. Travel Club Purchase Agreement, dated December 1, 2011(5)
9.1	Audited Financial Statements for the year ended September 30, 2009
8.1	List of Subsidiaries
11.1	Code of Ethics, January 1, 2003(3)
12.1	Section 302 Certification of Chief Executive Officer
12.2	Section 302 Certification of Chief Financial Officer
13	Section 906 Certification of Chief Executive Officer and Chief Financial Officer

Notes: (1) Incorporated by reference to Form 20-F filed with the SEC on November 3, 1998. (2) Incorporated by reference to Form 20-F filed with the SEC on August 15, 2003. (3) Incorporated by reference to Form 20-F filed with the SEC on August 29, 2007. (4) Incorporated by reference to Form 20-F filed with the SEC on December 29, 2006. (5) To be filed upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: October 26, 2012	FORUM NATIONAL INVESTMENTS LTD.

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

The consolidated financial statements as at September 30, 2011 and for the year then ended have been audited by Myers Norris Penny, LLP Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the financial statements. The consolidated statements of operations, comprehensive income (loss) and deficit and cash flows for the year ended September 30, 2009 were audited by other auditors, who expressed an opinion without reservation on those statements in their report , and are attached as an exhibit to this Form 20-F/A annual report.

“Dan Clozza” (signed)

Dan Clozza
President

October 11, 2012

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