Form 20-F
period 2012-09-30
FORUM NATIONAL INVESTMENTS LTD
filed 2013-02-21
CIK 1065579

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

____ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

September 30, 2012

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

Suite 6000 First Canadian Place, 100 King Street West, Toronto ON M5X 1E2
(Address of principal executive offices)

Martin Tutschek
Tel: 778-588-7780 Fax 866-988-8745 Info@foruminvestments.com
Suite 6000 First Canadian Place, 100 King Street West, Toronto ON M5X 1E2
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 32,941,151

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
Yes X No ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” on Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ___	Accelerated filer ___	Non-accelerated filerX

Indicate by check mark which basis of accounting used to prepare the financial statements included in this filing:

US GAAP ___	International Financial Reporting Standards as issued by the International Accounting Standards Board X	Other__

If “Other” has been checked in response to the previous questions, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ___ Item 18 ___

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ___ No X

FORUM NATIONAL INVESTMENTS LTD.

GENERAL

In this Annual Report on Form 20-F, all references to “Forum”, or the “Company” refer to Forum National Investments, Ltd. and its subsidiaries and affiliated companies. References to this “Form 20-F” and this “Annual Report” mean references to this Annual Report on Form 20-F for the period ended September 30, 2012.

We use the Canadian dollar as our reporting currency. All references in this Annual Report to “dollars” or “$” are expressed in Canadian dollars, unless otherwise indicated. See also “Item 3. Key Information” for more detailed currency and conversion information. Our consolidated financial statements, which form part of the annual report are presented in Canadian dollars,the Company adopted International Financial Reporting Standards ("IFRS") effective |October 1, 2011, with a transition date of October 1, 2010. These consolidated financial statements ("Statements") are expressed in Canadian dollars, the Company’s functional and presentation currency, and are the Company's first annual financial statements prepared in compliance with IFRS and IFRS 1, First-time Adoption of International Financial Reporting Standards ("IFRS 1"), as issued by the International Accounting Standards Board ("IASB"),

NOTE REGARDING FORWARD-LOOKING STATEMENTS

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
  our discussions with potential new marketing agents or Life Settlement based organizations and the status of these discussions;
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

Forward looking statements are made based on management’s reasonable beliefs, estimates and opinions on the date the statements are made. However, these forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risk factors include, but are not limited to, general economic conditions, our ability to generate sufficient cash flows to support capital expansion plans; competition; pricing and availability of services; insurance laws and regulations and changes thereto that may affect the way our services are marketed, provided and sold; and political and economic uncertainties including exchange controls, currency fluctuations, taxation and other laws or governmental economic, fiscal, monetary or political policies of Canada and the United States affecting investment and taxation and other factors beyond our reasonable control, which, in turn, could affect our current or future operations. See “Key Information – Risk Factors”.

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

ITEM III. KEY INFORMATION

A) SELECTED FINANCIAL DATA

Set forth below is certain selected financial data for the Company for the year-end fiscal periods 2008 to 2012. The following information must be read in conjunction with the more detailed financial information contained in the accompanying audited financial statement. Unless otherwise stated, all references to dollars herein are to Canadian dollars. As at September 30, 2012, one United States Dollar was equal to $ 0.9832 Canadian dollars and that value is used in the calculations herein, unless otherwise indicated.

TABLE OF SELECTED CONSOLIDATED FINANCIAL DATA

(Stated in Canadian Dollars)

	Sep 30, 2012*	Sep 30, 2011*	Sep 30, 2010*	Sep 30, 2009**	Sep 30, 2008**
Current Assets	$155,240	$191,131	$509,224	$4,378,578	$6,050,471
Capital Assets	6,301,847	7,767,783	9,469,026	9,562,321	17,850,031
Total Assets	8,274,393	11,092,000	12,981,080	18,475,423	29,481,590
Current Liabilities, (1)	1,535,922	4,295,453	6,216,889	5,272,867	12,422,360
Deferred Revenue (1)	-	182,472	751,868	1,482,092	2,404,163
Convertible Debentures	830,789	369,165	40,486	40,486	40,486
Long Term Debt	4,379,717	4,748,054	4,846,198	5,222,774	4,211,715
Share Capital	25,924,757	25,782,966	25,810,369	25,810,369	24,255,952
Reserves	–	–	–	2,757,581	2,913,377
Deficit	(24,411,781)	(24,245,624)	(24,644,244)	(22,070,260)	(16,725,977)
Net Revenue / (Loss) from Operations	$(2,901,956)	$(2,975,619)	$3,941,297	$3,516,417	$3,717,154
Net (Loss) / Income from Operations	(166,157)	398,620	(3,464,951)	(5,344,283)	(871,640)

	Sep 30, 2012*	Sep 30, 2011*	Sep 30, 2010	Sep 30, 2009	Sep 30, 2008
Earnings (Loss) per Share from Operations	(0.03)	(0.07)	(0.12)	(0.19)	(0.03)
Fully Diluted Earnings per Share	(0.03)	(0.07)	(0.12)	(0.19)	(0.03)
Weighted Average number of shares for calculating basic and	32,578,668	29,990,231	28,948,776	28,553,321	28,425,526
diluted Earnings (Loss) per share (2)	90,403,310	85,955,726	28,948,776	28,553,321	28,425,526

Notes:

* - Under IFRS ** - Under Canadian GAAP

(1) Deferred Revenue – Current portion included in Current Liabilities

(2) In a loss year, common shares equivalents are excluded from the calculation of diluted earnings (loss) per share as the effect would be anti dilutive.

On September 30, 2012, the exchange rate for Canadian dollars was $1.00 (US) for $0.9832 (CAD), as posted by the Bank of Canada.

The high and low buying rate figures are selected from monthly figures for each month of the previous six-month period ending December 31, 2012. Daily average figures are not available from any major Canadian chartered bank.

	December	November	October	September	August	July
High	0.9965	1.0038	1.0008	0.9929	1.0072	1.0226
Low	0.9837	0.9780	0.9780	0.9683	0.9857	1.0018

Historical exchange rates for $1.00 (US) expressed in Canadian dollars over the past five years are as follows:

	2012	2011	2010	2009	2008
Period End	0.9832	0.9833	0.9946	1.0722	1.0599
Average	1.0074	0.9891	1.0299	1.1453	1.0660
High	1.0604	1.0604	1.0778	1.3066	1.2969
Low	0.9710	0.9449	0.9946	1.0251	0.9719

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

In the 1990’s with the growth of the Life Settlement industry various states introduced legislation. The state legislative actions were designed to introduce consumer protection type regulations for policy holders and purchasers while the federal government with the Securities and Exchange Commission seeks to regulate the market for the protection of a purchaser. The consumer protection-type regulations arose largely from the draft of model laws and regulations promulgated by the National Association of Insurance Commissioners (“NAIC”) and the National Conference of Insurance Legislators (“NCOIL”). While seven states and the District of Columbia have no regulation and four states regulate only viatical settlements, 39 states have now adopted some version of these model laws or another form of regulation governing life settlement companies in some way.  These laws generally require the licensing of providers and brokers, require the filing and approval of settlement agreements and disclosure statements, describe the content of disclosures that must be made to insureds and sellers, describe various periodic reporting requirements for settlement companies and prohibit certain business practices deemed to be abusive.  Some of these laws fix minimum payment levels that a purchaser must pay a selling insured based on the insured’s life expectancy.  The minimum payment requirements generally apply when the insured is terminally ill or has a short life expectancy (typically 36 to 42 months or less). .

There has been a growing trend to treat life settlements as securities under Federal or state securities laws. Under Federal securities laws, the Federal Circuit Court of Appeals for the District of Columbia ruled in 1996 that Life Partner Holdings settlement transactions were not investment contracts under the Federal securities laws. Other Federal courts, considering other facts and parties, have ruled that life settlement transactions may be considered investment contracts, and the SEC issued a staff report in July 2010 indicating its desire to regulate life settlements as securities. To date, no legislative or administrative changes to existing Federal securities laws have been proposed to treat life settlements as securities, but such proposals are possible.

Most states treat life settlements as securities under statutes, regulations or case law. To comply with these state securities laws, we typically seek exceptions or registration exemptions that enable our settlement transactions in those states despite their treatment as securities

The insurance industry is highly regulated. The Company is not required to be licensed as an insurance company or insurance broker as the Company does not issue policies. Regulations that cover policy terms, premium payment, transferability, and receipt of policy benefits could adversely affect the secondary market for life settlements in which the company operates.

From time to time, the Company may become subject to claims and litigation generally associated with any business venture. In addition, the operations of the Company are subject to risks of accident and injury, possible violations of the securities act or other regulations and some of which cannot be covered by insurance or other risk reduction strategies.

There can be no assurance that unforeseen developments or introduction of legislation, laws, and other factors in Consumer, Securities or Insurance regulations at Federal or State level will not alter the Company’s ability to achieve its growth targets for operating in the Life Settlement market.

The Company may require additional capital to grow its Life Settlement division; if we are unable to obtain financing necessary to support our operations, we may be unable to grow this segment of the Company.

The Company earns income from its charter yacht business and its investments in life settlement contracts. As at September 30, 2012, the Company has an accumulated deficit of $24,411,781 and a working capital deficit of $1,380,682. The Company anticipates incurring substantial expenditures to further develop its life settlement investments and yacht charter lines of business.

There can be no assurances the Company will be able to generate sufficient investment from borrowing, the sale of equity, or a combination thereof to rapidly grow its life Settlement investments and other business developments. If additional financing is required, there is no certainty it will be available when and to the extent required or that if available, it will be on acceptable terms. If adequate funds are not available on acceptable terms, the Company may not be able to maintain and rapidly grow its business expansion. This could have a material adverse effect on the Company's planned growth.

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

There can be no assurance that the continual fluctuations in price will not occur. In particular, subsequent to the financial period ended September 30, 2012, the price per share of the Company’s common shares fluctuated (US dollar figures) from a low of $0.30 to a high of $1.72 and a current level of $0.302.

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

The Company’s historical core growth was founded and depended, in significant part, upon the sales and marketing of its Travel Club products and services. In an effort to move forward with the development and pursuit of its Life Settlement investment business, the Travel Club and its operations were sold December 1, 2011, for $500,000 cash proceeds, which resulted in a net gain of $1,041,039. We continue to develop our network of Life Settlement provider companies and other industry affiliates. Our ability to initiate, build and grow these relationships is dependent on many factors including the purchase volume and amount of commissions received from transactions with the Company. The relationship with these individuals is fundamental to operating in this market. We have no contractual arrangements with financial planners, insurance brokers or Life Settlement providers. The Company believes that its future success will depend in large part upon its ability to attract and retain qualified personnel, Licensees or operators, and brokers or Life Settlement providers for its operations. The failure to continue to attract or retain such persons or entities could materially adversely affect the Company's business, financial condition and results of operations.

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

It is impossible to predict with accuracy an insured’s exact life expectancy. In September of 2008 one of the largest providers of life expectancy reports announced its lengthening of life expectancy tables by nearly 25% with others underwriters following suit with 10% increases. An underestimation will result in lower returns than projected. An underestimation also increases the amount of capital necessary to be reserved for premium payments. Similarly an overestimation will result in higher returns and lower premium reserves.

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

A) HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was incorporated in British Columbia, Canada on September 22, 1995, under the name of Snowbird Vacations International Inc., and was continued to the Province of Ontario on October 2, 1997. The name of the Company was changed to Intravelnet.com Inc. on February 26, 1999. Further to shareholder approval on April 17, 2002, the Company’s name was changed to Forum National Investments Ltd., with a consolidation of the share capital on a ten old for a one new basis, effective July 5, 2002. On April 16 of 2007 the share capital of the Company was forward split on a 3 new for 1 old basis.

The Company’s office is Suite 6000, 1 First Canadian Place, Toronto, ON, Canada M5X 1E2, the telephone number is (778) 588-7780 and fax number is (866) 988-8745. The Company’s agent in British Columbia is KMS Corporate Services Inc, 1100 One Bentall Center, 505 Burrard Street, Box 11, Vancouver, B.C., V7X 1M5. The Company has the following web addresses: www.foruminvestments.com, www.SpiritOfTwoThousandTen.com, www.spirityachtcharters.com, and www.thealss.com,

Forum National Investments Ltd. maintains a fiscal year ending September 30. The Company's financial statements are stated in Canadian dollars and are prepared in accordance with International Financial Reporting Standards (IFRS), The Company’s historical core growth was founded and depended, in significant part, upon the sales and marketing of its Travel Club products and services. In an effort to move forward with the development and pursuit of its Life Settlement investments, the Travel Club and its operations were sold on December 1, 2011, for $500,000 cash proceeds, which resulted in a net gain of $1,041,039.

The Company owns the 120 foot motor vessel MV Spirit of Two Thousand and Ten launched in 2009. The Company had established an initial construction credit facility with Caterpillar Financial Services for up to $3 million USD which had provided funding for the project. The Company subsequently had the credit facility increased to $4.3 million USD in spring of 2007. The construction loan has now been converted to a 5 year term loan facility of $5 million USD with an interest rate of 7%. The Company incurred additional capital expenditures of $2,025 in the fiscal year ending September 30, 2011 and $Nil in fiscal year ending September 30, 2012.

The Company formed a wholly owned subsidiary in August 2008 called Spirit Yacht Charters Ltd. Limited and chartering operations began in summer of 2009 facilitated through the Spirit Yacht Charters subsidiary.

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

Since the Company began to research the Life Settlement industry it has completed a substantial amount of due-diligence and invested capital to create large channels of Life Settlement “policy flow”. The Company currently sources Life Settlement policies through “Business to Business” (B2B) Channels and anticipates launching a “Business to Consumer” (B2C) model upon securing sufficient capital commitments.

The Company entered into a binding agreement with Mr. David Owen in 2012 for the development and the exclusive use of a proprietary software system which is now tracking $11 Billion in total death benefits representing close to 1,800 lives, and provides financial analysis of Life Settlement investments. The terms call for a one time issuance of 1,000,610 common shares of the Company at an average price of $0.3482 USD per share representing a total investment of $207,000 USD. The Company is intent on completing this transaction in the spring of 2013 to use this software to further strengthen its operational foundation for growth in this asset class.

The Company uses an industry standard Milliman Report (consultants for the health care insurance industry) along with recent purchases and sales of similar life insurance policies, financial standing of the insurer, changes in general economic conditions, standard, actuarially developed mortality tables and industry life expectancy reports to determine an acceptable purchase price. In fiscal 2008, the Company entered the Life Settlement industry with the initial purchase of $30,930 thousand USD face value of Life Insurance policies. During the third quarter of 2008 a $5 Million USD policy matured resulting in a portfolio face value of $25,930 thousand USD at a cost of $1,548,070 ($1,506,473 USD). During fiscal 2010, the company let a policy lapse that became uneconomical to maintain, resulting in a write-down of the Investment in Life Settlement contracts of $1,095,864. During fiscal 2012, the Company disposed of 2 life settlement contracts, for cash proceeds of $356,674, resulting in loss of $815,063. The Company continues to maintain a portfolio of with a face value of $9,000,000 USD as at September 30, 2012.

In 2011, the Company raised capital backed by a secured interest in two of the Life Settlement policies beneficial interest owned by the Company. The initial transaction to accredit investors of a secured interest was done though a convertible debenture allowing payment to the debenture holder in cash or stock and continued in 2012. In addition to a portion of the beneficial interest the debenture holder is responsible for a proportionate share of the insurance premiums. Capital raised under this program totaled $437,000 in fiscal 2012, and $387,642 in fiscal 2011.

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

B) BUSINESS OVERVIEW

The Company operates in the hospitality and tourism business segment. Under this segment, the company operates a charter cruise vessel.

  The Company owns a passenger carrying yacht the 120’ MV Spirit of 2010, an 18 foot tender, two jet skis, and ocean going kayaks. The equipment is for charter cruises to the Pacific Northwest, and international destinations.

Excess funds on-hand, either from equity financing, borrowings, sales of assets or generated from operations, may from time-to-time be reinvested in marketable securities and/or life settlement contracts. At present the Company has paid $1,788,567 ($1,742,817 USD) to invest in life settlement contracts, which was funded by the Private Placements completed in July of 2007. During the third quarter of 2008 a $5 Million USD policy matured resulting in a portfolio face value of $25,930 thousand USD at a cost of $1,548,070 ($1,506,473 USD). During fiscal 2010, the company let a policy lapse that became uneconomical to maintain, resulting in a write-down of the Investment in Life Settlement contracts of $1,095,864. During fiscal 2012, the Company disposed of 2 life settlement contracts, for cash proceeds of $356,674, resulting in loss of $815,063. The Company continues to maintain a portfolio of with a face value of $9,000,000 USD as at September 30, 2012.

Real risks exist in investing in life settlement contracts. These risks may have a material adverse effect on the Company's investment in the Life Settlement marketplace. (See Item 3 Risk factors, The Markets in Which the Company Competes is Highly Competitive. If the Company Cannot Successfully Compete, its Growth Rate May Stagnate or Revenues May Decline).

Travel Club

The Company’s historical core growth was founded and depended, in significant part, upon the sales and marketing of its Travel Club products and services. In an effort to move forward with the development and pursuit of its Life Settlement investments, the Travel Club and its operations were sold on December 1, 2011, for $500,000 cash proceeds, which resulted in a net gain of $1,041,039.

Charter Cruises

The Company owns and operates a 120 foot passenger carrying motor vessel MV Spirit of Two-Thousand-and-Ten. The vessel is for charter cruises to and around the Pacific Northwest and International destinations, in addition to day and evening dinner cruises. Approximately 40% of the custom yacht cruise market are full yacht charters by a single entity for a corporate retreat, corporate awards program and family retreats etc. The Company is marketing and promoting to many tourism based organizations the cruise experience in Seat of Cortez for Winter season and the Pacific Northwest for Summer Season and has a web site www.spirityachtcharters.com to present the vessel and provide an overview of the yacht offering.

The Company had established an initial construction credit facility with Caterpillar Financial Services for up to $3 million USD which had provided funding for the project. The Company subsequently had the credit facility increased to $4.3 million USD in spring of 2007. The construction loan has now been converted to a 5 year term loan facility of $5 million USD with an interest rate of 7%.

The Company incurred additional capital expenditures of $2,025 in the fiscal year ending September 30, 2011 and $Nil in fiscal year ending September 30, 2012.

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

The Company uses an industry standard Milliman Report (consultants for the health care insurance industry) along with recent purchases and sales of similar life insurance policies, financial standing of the insurer, changes in general economic conditions, standard, actuarially developed mortality tables and industry life expectancy reports to determine an acceptable purchase price. The Company entered into a binding agreement with Mr. David Owen in 2012 for the development and the exclusive use of a proprietary software system which is now tracking $11 Billion in total death benefits representing close to 1,800 lives, and provides financial analysis of Life Settlement investments. The terms call for a one time issuance of 1,000,610 common shares of the Company at an average price of $0.3482 USD per share representing a total investment of $207,000 USD. The Company is intent on completing this transaction in the spring of 2013 to use this software to further strengthen its operational foundation for growth in this asset class.

In fiscal 2008, the Company entered the Life Settlement industry with the initial purchase of $30,930 thousand USD face value of Life Insurance policies. The Company paid $1,788,567 ($1,742,817 USD) which was funded by the recent Private Placements completed by the Company in July of 2007. During the third quarter of 2008 a $5 Million USD policy matured resulting in a portfolio face value of $25,930 thousand USD at a cost of $1,548,070 ($1,506,473 USD) at the end of the financial year 2009. During fiscal 2010, the company let a policy lapse that became uneconomical to maintain, resulting in a write-down of the Investment in Life Settlement contracts of $1,095,864. During fiscal 2012, the Company disposed of 2 life settlement contracts, for cash proceeds of $356,674, resulting in loss of $815,063. The Company continues to maintain a portfolio of with a face value of $9,000,000 USD as at September 30, 2012.

Life Settlement Industry Overview

Following the theme of older adults and the growth of the group as a percentage of the population, the Company is entering the Life Settlement market.

In reports issued in 2011 and 2012, the insurance research group, Conning & Co. (the “Conning reports”), estimated that the life settlement industry completed $11.8 billion in face value of transactions in 2008, but dropped to $7.6 billion in 2009, $3.8 billion in 2010 and $3.8 billion in 2011. Conning’s estimate that the total amount of face value of transactions completed by the life settlement industry in calendar 2011 shrunk to about $4 billion. The 2012 Conning report suggests the decrease in the life settlement market results from a lack of capital due to the lingering distress in the credit and investment markets following the 2008 and 2009 financial crisis, increases in life expectancies, and investor concern regarding liquidity. Conning forecasts that the life settlement market overall would remain flat or decline during calendar 2012 and will remain relatively flat beyond 2012. The Company cannot predict with any certainty what the life settlement market will be in 2013 and beyond. Continuing instability within the economy could undermine investor confidence or reduce available investment capital and soften demand for all investments including alternative investments such as life settlements. Demand may also be adversely affected if interest rates on government issued debt and certificates of deposit increase substantially. However, the 2012 Conning report notes, and we agree that life settlements remain an attractive alternative investment because the asset class has a low correlation to fixed-income and equity securities and offers investors the potential to generate competitive returns. We believe that life settlements should be appealing as an asset class, especially given the low interest rate environment for fixed income investments and equity market volatility and the marketplace will continue to grow in size as these transactions become more mainstream.

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

Government Regulations

In the 1990’s with the growth of the Life Settlement industry various states introduced legislation. The state legislative actions were designed to introduce consumer protection type regulations for policy holders and purchasers while the federal government with the Securities and Exchange Commission seeks to regulate the market for the protection of a purchaser. The consumer protection-type regulations arose largely from the draft of model laws and regulations promulgated by the National Association of Insurance Commissioners (“NAIC”) and the National Conference of Insurance Legislators (“NCOIL”). While seven states and the District of Columbia have no regulation and four states regulate only viatical settlements, 39 states have now adopted some version of these model laws or another form of regulation governing life settlement companies in some way.  These laws generally require the licensing of providers and brokers, require the filing and approval of settlement agreements and disclosure statements, describe the content of disclosures that must be made to insureds and sellers, describe various periodic reporting requirements for settlement companies and prohibit certain business practices deemed to be abusive.  Some of these laws fix minimum payment levels that a purchaser must pay a selling insured based on the insured’s life expectancy.  The minimum payment requirements generally apply when the insured is terminally ill or has a short life expectancy (typically 36 to 42 months or less).

There has been a growing trend to treat life settlements as securities under Federal or state securities laws. Under Federal securities laws, the Federal Circuit Court of Appeals for the District of Columbia ruled in 1996 that Life Partner Holdings settlement transactions were not investment contracts under the Federal securities laws. Other Federal courts, considering other facts and parties, have ruled that life settlement transactions may be considered investment contracts, and the SEC issued a staff report in July 2010 indicating its desire to regulate life settlements as securities. To date, no legislative or administrative changes to existing Federal securities laws have been proposed to treat life settlements as securities, but such proposals are possible.

Most states treat life settlements as securities under statutes, regulations or case law. To comply with these state securities laws, we typically seek exceptions or registration exemptions that enable our settlement transactions in those states despite their treatment as securities.

The insurance industry is highly regulated. The Company is not required to be licensed as an insurance company or insurance broker as the Company does not issue policies. Regulations that cover policy terms, premium payment, transferability, and receipt of policy benefits could adversely affect the secondary market for life settlements in which the company operates.

There can be no assurance that unforeseen developments or introduction of legislation, laws, and other factors in Consumer, Securities or Insurance regulations at Federal or State level will not alter the Company’s ability to achieve it growth targets for operating in the Life Settlement market.

C) ORGANIZATIONAL STRUCTURE

As of December 31, 2012, the following is a list of all the Company’s subsidiaries, all of which are wholly owned and over which the Company holds 100% voting control:

		Incorporating	Date of Acquisition
Subsidiaries	Ownership	Jurisdiction	or Incorporation

American Life Settlement Society LLC	100%	State of Delaware, USA	November 15, 2007
Spirit Yacht Charters Ltd.	100%	British Columbia, Canada	August 7, 2008

Properties

Office Leases

The Company’s registered office for The American Life Settlement Association is in Las Vegas Nevada. The Company has been an Ontario Registered company and has its registered offices at Suite 6000 First Canadian Place, 100 King Street West, Toronto ON M5X 1E2. The Company’s agent in British Columbia is KMS Corporate Services Inc, 1100 One Bentall Center, 505 Burrard Street, Box 11, Vancouver, B.C., V7X 1M5. The Company no longer has any leased premise in British Columbia.

Motor Vessel

The Company owns a 120-foot Tri Level motor vessel called the MV Spirit of Two Thousand and Ten.

Item	Qty	Description
Spirit of Two Thousand and Ten	1	Type: 120 ft. motor vessel Overnight Accommodation: 12 passengers Dinner cruise - 100 passengers

The Company owns a 120 foot passenger carrying motor vessel MV Spirit of Two-Thousand-and-Ten. The vessel is for charter cruises to and around the Pacific Northwest and International destinations, in addition to day and evening dinner cruises.

Approximately 40% of the custom yacht cruise market are full yacht charters by a single entity for a corporate retreat, corporate awards program and family retreats etc. The Company is marketing and promoting to many tourism based organizations the cruise experience in Sea of Cortez for Winter season and the Pacific Northwest for Summer Season and has a web site www.spirityachtcharters.com to present the vessel and provide an overview of the yacht offering. The Company had established an initial construction credit facility with Caterpillar Financial Services for up to $3 million USD which had provided funding for the project. The Company subsequently had the credit facility increased to $4.3 million USD in spring of 2007. The construction loan has been converted to a 5 year term loan facility of $5 million USD with an interest rate of 7%. The Company incurred additional capital expenditures of $2,025 in the fiscal year ending September 30, 2011 and $Nil in fiscal year ending September 30, 2012.

ITEM V. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the financial condition, changes in financial condition and results of operations of the Company for the years ended September 30, 2012 and September 30, 2011 and years ended September 30, 2010 and should be read in conjunction with the Consolidated Financial Statements of the Company for the years ended September 30, 2012 and September 30, 2011 and the year ended September 30, 2010. Except as otherwise indicated, all dollar amounts contained in this discussion and analysis and the Consolidated Financial Statements are in Canadian dollars. These consolidated financial statements ("Statements") are expressed in Canadian dollars, the Company’s functional and presentation currency, and are the Company's first annual financial statements prepared in compliance with IFRS and IFRS 1, First-time Adoption of International Financial Reporting Standards ("IFRS 1"), as issued by the International Accounting Standards Board ("IASB").

A) OPERATING RESULTS

Critical Accounting Policies

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the reported amounts of assets and liabilities and shareholder’s equity and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of estimates include the valuation of amounts and notes receivable, impairment of assets, including intangible assets, provision for doubtful accounts, rates for amortization and revenue recognition, balances of accrued liabilities, fair value measurement of conversion rights embedded in convertible debentures, legal contingencies provision, income taxes provision, valuation allowance for future income tax assets, and the determination of the variables used in the calculation of fair value of life settlement contracts and stock-based compensation. While management believes the estimates used are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows. Information about these significant judgments, assumptions and estimates that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses are summarized below:

Fair value of the conversion rights
IAS 39 does not indicate any particular valuation technique for the valuation of the conversion rights associated with convertible debentures.  A judgment is required to determine the most appropriate valuation method. The number of shares received fluctuates while the conversion discount of 20% less than market price is a constant. Therefore the intrinsic valuation method is deemed appropriate to value the option and the host contract is determined to be the residual.

Impairments
At the end of each reporting period the Company performs a test of impairment, if there are indicators of impairment. An impairment loss is recognized when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which in turn is the higher of its fair value less costs to sell and its value in use. The value in use is based on discounted estimated future cash flows.

Property, plant and equipment
The carrying amounts of property, plant and equipment are depreciated to their estimated residual value over the estimated useful lives of the specific assets concerned. Depreciation starts on the date the asset is put into use, or substantially complete for internally constructed assets. The major categories of property, plant and equipment are depreciated on a straight-line basis using the estimated lives indicated below:

  Motor vessel components – 10 – 15 years
  Vehicles – 4 years
  Equipment and computers – 3 – 5 years
  Leasehold improvements – Term of lease

Deferred income taxes
Deferred tax assets are recognized for unused tax losses and tax credits to the extent that it is probable that taxable income will be available against which the losses can be utilized. These estimates are reviewed at every reporting date. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of the reversal of existing timing differences, future taxable income and future tax planning strategies. Refer to Note 15 for more information regarding the income tax provisions.

Fair value measurement of financial instruments
Where the fair value of financial assets and financial liabilities recorded in the statement of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. Refer to Note 6 for more information regarding the fair value measurement of financial instruments.

Allowance for doubtful accounts and revenue adjustments
Each reporting period, the Company makes an assessment of whether accounts receivable are collectible from customers. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other revenue adjustments, taking into consideration customer creditworthiness, current economic trends and past experience. If future collections and trends differ from estimates, future earnings will be affected. Refer to Note 6 and Note 19 in the consolidated financial statements for more information regarding the allowance for doubtful accounts and the related credit risks.

Share-based payments
The estimation of share-based payment costs requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. The Company has made estimates as to the volatility of its own shares, the life of stock options and warrants granted and the time-period of exercise of those stock options and warrants. The model used by the Company is the Black-Scholes valuation model.

The detailed accounting policies are listed in Note 2 and 3 to the financial statements for the year ended September 30, 2012. Included below is a discussion of the accounting policies that are affected by the most significant judgments and estimates used in the preparation of the financial statements, how such policies are applied and how results differing from the estimates and assumptions would affect the amounts presented in the financial statements. Other accounting policies also have a significant effect on our financial statements, and some of these policies also require the use of estimates and assumptions.

Selected Annual Information

The following depicts some of the Company’s significant operating results:

		Year End
	2012	2011	2010
Travel Club Memberships Sold	$–	$–	$–

Amount Recognized as discontinued	–	–	–
Revenue during the year
Membership Dues	$884,680	$1,642,253	$2,181,920
# Travel Club Memberships	–	–	–
Sold
Mean Average Membership	$–	$–	$–
Price
Net (Loss) Income for the period	$(166,157)	$398,620	$(3,464,951)
Basic (Loss) per Share (continuing operations)	$(0.03)	$(0.07)	$(0.12)
Diluted (Loss) per Share (continuing operations)	$(0.03)	$(0.07)	$(0.12)

For the year ended September 30, 2012, cash flow used in continuing operations increased $751,043 to $1,126,395 due mainly to the timing of expenditures during the year and the disposition of the travel clubs, compared to cash flows used in continuing operating activities of $375,352 for the year ended September 30, 2011.

The Company recorded revenues from membership dues and travel club membership sold in discontinued earnings, of $884,680 for the year ended September 30, 2012 compared to $3,110,511 for the year ended September 30, 2011. In fiscal year 2012, the Company sold the marketing sales and service operations as the membership faced natural attrition.

A net loss of $166,157 was recorded for the year ended September 30, 2012, as compared to the net income of $398,620 for the year ended September 30, 2011. Basic loss-per-share was $0.03 for continuing operations for the year ended September 30, 2012 compared to a loss per share of $0.07 for continuing operations for the year ended September 30, 2011. Basic earnings per share for discontinued operations for the year ended September 30, 2012 was $0.03 compared to the earnings per share from discontinued for the year ended September 30, 2011 of $0.09.

There were 32,941,151 shares issued as of September 30, 2012 and 32,322,984 issued as of September 30, 2011 and 29,140,984 at October 1, 2010. During the year, the Company completed private placements and issued 700,000 common shares at an average price of US $0.41 per share for gross proceeds of $288,802, increasing the issued and outstanding shares to32,941,151at September 30, 2012. The company also received $55,475 in cash proceeds for subscriptions of common shares, during the year ended September 30, 2012. The Company had received 78,833 common shares valued at $95,121 in connection with the issuance of secured debentures during the year ended September 30, 2012 (2011 – received Nil shares).

On July 13, 2011, the Company completed a private placement issuing 2,000,000 common shares at $0.05 per share for gross proceeds of $100,000. Basic earnings-per-share is calculated using the weighted average number of common shares outstanding during the year.

The Series “A” Preference convertible shares and the Series “B” Preference convertible shares are not included in the calculation of basic earnings / (loss) per share, because management considers these shares to have barriers to conversion, excluding them from the calculation of basic earnings / (loss) per share.

For the year ended September 30, 2012, the weighted average number of shares outstanding was 32,578,668. The fully diluted weighted average number of shares outstanding, which assumes the conversion of all Series “A” Preference convertible shares and Series “B” Preference convertible shares was 90,403,310. However, in a loss year, common shares equivalents are excluded from the calculation of diluted earnings / (loss) per share as the effect would be anti-dilutive.

For the year ended September 30, 2012 operating expenses decreased by 9% or $148,880 due to a decrease in overall operating expenses during the year. Total operating expenses were reduced partially due to cost reduction measures, and partially due to the transition to International Financial Reporting Standards during fiscal 2012.

The largest expense decrease was wages of $84,347 to $648,397 (2011 - $732,744) due to corporate restructuring and cost cutting measures.

For the year ended September 30, 2012, bad debts expense was the second largest decrease in expenses of $50,453 to a recovery of $41,499 (2011 - $8,954) due to the reduction of bad debts provisions during the current year. The decrease was a direct result of reviewing the allowance for doubtful accounts provisions based on actual performance and bad debts incurred.

For the year ended September 30, 2012, depreciation expense of property plant and equipment and intangible assets decreased due to the disposition of the company’s intangible assets, and the elimination of fully amortized capital assets. Total depreciation expense for the year ended September 30, 2012 was reduced to $32,480 compared to the depreciation of $33,234 and $24,923 of plant, property and equipment and intangible assets for the year ended September 30, 2011.

B) LIQUIDITY AND CAPITAL RESOURCES

Liquidity

As of December 31, 2012 the Company had $32,910 cash on deposit.

In 2012 the working capital deficiency decreased $2,723,640 to a deficiency of $1,380,682 (2011 - $4,104,322) primarily due to the reduction of income tax payable during the year, which decreased to $Nil as at September 30, 2012 (2011 - $ 1,712,000).

In 2011 the working capital deficiency decreased $1,603,343 to a deficiency of $4,104,322 (2011 - $5,707,665) primarily due to the reduction of derivative liability during the year, which decreased $1,674,773 to $666,701 as at September 30, 2011.

For continuation and long-term growth specifically the development of the Life Settlement operations additional capital is required. The Company’s 120-foot motor vessel is completed and the vessel contributed $444,421 (2011 - $244,190) in revenue in fiscal 2012.

Financing the work on the vessel to date had been from operations, a credit facility from Caterpillar Financial Services, and funds raised. The credit facility with Caterpillar Financial Services Corporation was created in September of 2005 for $3.0 million USD. This credit facility was subsequently increased to a total of $4.3 million USD in spring of 2007. The construction loan has been converted to a 5 year term loan facility of $5 million USD with an interest rate of 7%. The Company incurred additional capital expenditures of $2,025 in the fiscal year ending September 30, 2011 and $Nil in fiscal year ending September 30, 2012.. The Company does not currently hedge against foreign exchange or interest rate fluctuations.

The Company’s total Revenues for the year ended September 30, 2012 increased by $196,029 to $466,153 (2011 - $270,124). The increase was the direct result of increased charter yacht operations during the year, as the motor vessel, The Spirit of Twenty-Ten, traveled internationally for operations for the first time, during the winter season.

Fair value changes on the investment in life settlements was recorded under “Other Income (expenses)”, totaling $(150,396) (2011 - $(412,673)).

Capital Resources

The Company's capital resources are comprised primarily of financial institutions, secured borrowing, long-term debt and convertible debentures and private investors (including members of management) who are either existing contacts of the Company's management, or who came to the attention of the Company through brokers, financial institutions and other intermediaries.

For the year ended September 30, 2012, cash flow used in operations increased $751,043 to $1,126,395, primarily due to the timing of payments and cash receipts, compared to cash flows used in operating activities of $375,352 for the year ended September 30, 2011.

Financing the work on the vessel to date had been from operations, a credit facility from Caterpillar Financial Services, and funds raised. The credit facility with Caterpillar Financial Services Corporation was created in September of 2005 for $3.0 million USD. This credit facility was subsequently increased to a total of $4.3 million USD in spring of 2007. The construction loan has been converted to a 5 year term loan facility of $5 million USD with an interest rate of 7%. The Company incurred additional capital expenditures of $2,025 in the fiscal year ending September 30, 2011 and $Nil in fiscal year ending September 30, 2012.. The Company does not currently hedge against foreign exchange or interest rate fluctuations.

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

Quantitative and Qualitative Disclosures about Market Risk

The Company does not have any derivative financial instruments. The exposure to market risk is limited to interest and exchange rate sensitivity. The Company’s long term debt is denominated in US dollars with a fixed interest rate of 7%. The Company is therefore affected by changes in the Canadian dollar exchange rate. The primary strategy of the Company’s borrowing activities was to preserve principal by keeping funds in US dollars and converting to Canadian dollars when required. Given the fluctuation of the US Dollar for the year ended September 30, 2012 the Company did not receive any additional earnings related to exchange rate fluctuations. The Company does not currently hedge against foreign exchange.

C) RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The Company’s has expended no material research and development expenses for the last three fiscal years.

D) TREND INFORMATION

The Company’s historical business was providing travel services for the members of its travel clubs. During Fiscal 2012, the Company disposed of its travel club marketing and service operations.

The operating costs of the company decreased $148,880 for the year ended September 30, 2012 to $1,545,872 compared to the $1,694,752 for the year ended September 30, 2011 . The increase in operating costs has been a direct result of additional regulatory reporting requirements, as well as the transition to International Financial Reporting Standards (IFRS).

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

The Company entered into a binding agreement with Mr. David Owen in 2012 for the development and the exclusive use of a proprietary software system which is now tracking $11 Billion in total death benefits representing close to 1,800 lives, and provides financial analysis of Life Settlement investments. The terms call for a one time issuance of 1,000,610 common shares of the Company at an average price of $0.3482 USD per share representing a total investment of $207,000 USD. The Company is intent on completing this transaction in the spring of 2013 to use this software to further strengthen its operational foundation for growth in this asset class.

In fiscal 2008, the Company entered the Life Settlement industry with the initial purchase of $30,930 thousand USD face value of Life Insurance policies. The Company paid $1,788,567 ($1,742,817 USD) which was funded by the recent Private Placements completed by the Company in July of 2007. During the third quarter of 2008 a $5 Million USD policy matured resulting in a portfolio face value of $25,930 thousand USD at a cost of $1,548,070 ($1,506,473 USD) at the end of the 2008 financial year. During fiscal 2010, the company let a policy lapse that became uneconomical to maintain, resulting in a write-down of the Investment in Life Settlement contracts of $1,095,864. During fiscal 2012, the Company disposed of 2 life settlement contracts, for cash proceeds of $356,674, resulting in loss of $815,063. The Company continues to maintain a portfolio with a face value of $9,000,000 USD as at September 30, 2012.

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

The Company owns and operates a 120 foot passenger carrying motor vessel MV Spirit of Two-Thousand-and-Ten. The vessel is for charter cruises to and around the Pacific Northwest and International destinations, in addition to day and evening dinner cruises. Approximately 40% of the custom yacht cruise market are full yacht charters by a single entity for a corporate retreat, corporate awards program and family retreats etc. The Company is marketing and promoting to many tourism based organizations the cruise experience in Seat of Cortez for Winter season and the Pacific Northwest for Summer Season and has a web site www.spirityachtcharters.com to present the vessel and provide an overview of the yacht offering. The Company has begun the marketing and promotion to many tourism based organizations and has a web site www.spirityachtcharters.com to present the vessel and provide an overview of the yacht offering. For fiscal 2012, the Company generated $444,421 charter revenue from the marketing of the yacht in fiscal 2012 (2011 - $244,190) and is unable at this time to accurately project any revenue amounts to be generated in 2013 season.

The Company anticipates corporate growth to arise from development and implementation of its business plan for the Life Settlement market.

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

F) TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table is a summary of our contractual obligations as of September 30, 2012:

		Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	5 + years	Total
Accounts payable and accrued liabilities		$1,020,204	–	–	–	–	–	$1,020,204
Loans from related parties		52,420	–	–	–	–	–	52,420
Life settlement premiums*		285,283	299,548	314,525	330,251	346,764	2,017,668	3,594,039
Long-term debt		185,074	4,379,717	–	–	–	–	4,564,791
Lease and Contracts		87,106	21,334	–	–	–	–	108,440
TOTAL	$	$ 1,630,087	$ 4,700,599	$314,525	$ 330,251	$ 346,764	$ 2,017,668	$ 9,339,894

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

B) COMPENSATION

Executive Compensation and Compensation of Directors

During 2012, the Company paid $nil (September 30, 2011 $nil and September 30, 2010 $nil) in consulting fees to directors or companies controlled by directors of the Company. The Company also reimbursed $162,161 (2011 - $146,118) to directors for expenditures made on behalf of the Company.

For the fiscal year ended September 30 2012, the Company paid aggregate cash compensation of approximately $453,958 (2011 – $358,250) to our executive officers as a group.

The Company has no pension plan, no retirement plan, no option plan, no share based incentive plan, or other similar benefits of life or disability insurance for directors or officers pursuant to any existing plan provided by, or contributed to by, the Company or its subsidiaries. The Company had an employee extended medical / dental plan acquired with the purchase of Family Vacation Centers on October 18th 2007. No directors or officers are participating in the plan.

During fiscal 2012, an executive officer acquired one secured debenture unit for the full cash subscription price. As at the year end, September 30, 2012, the Company recognized the conversion right valued at $66,903 and had recorded accretion expense of $10,666 for the convertible debenture.

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

C) BOARD PRACTICES

The Board of Directors communicates formally approximately 4 to 6 times per year on an as needed basis to deal with matters relating to the Company. Each Director serves for a term of one year or until the next annual meeting of the shareholders at which Directors are elected and qualified. The Company's last annual general meeting was held on March 25, 2010 and the next meeting will be held subject to Board approval as specified in the Company's Articles. The Company's executive officers are appointed by and serve at the pleasure of the Board of Directors.

Audit Committee

The Company's Audit Committee is composed of three individuals all present directors. The Audit Committee members of the Company as at December 31, 2012 are Mr. Mike Barrett, Mr. Chris Yergensen, and Mr. Kazunari Kohno. Messrs. Barrett, Yergensen, and Kohno during fiscal year 2012 and currently:

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

D) EMPLOYEES

The following is a breakdown of Company employees as at December 31, 2012 and for the years ended September 30, 2012, and 2011, and 2010.

	2012*	2012	2011	2010
Management	3	3	2	3
Administrative Staff			2	9
Customer Service Representatives			6	6
IT / e-Commerce Personnel			0	1
Fitness Club Personnel			7	8
Yacht Charter Personnel			2	4

Notes:
(*) as at December 31, 2012.

E) SHARE OWNERSHIP OF MANAGEMENT

The following table sets forth the share ownership of management as of December 31, 2011:

Name	Common	Percent of	"A"	Percent of	"B"	Percent of
	Shares	Class	Preferred	Class	Preferred	Class
			Shares (4)		Shares (5)
Scott McManus (1)	9,000,000	27.32	1,393,398	9.96	1,393,398	11.33
Jeffery Teeny (2)	6,250,000	18.97	1,393,398	9.96	1,393,398	11.33
Daniel Clozza	5,430,000	16.48	5,305,500	37.91	5,305,500	43.15
Martin Tutschek	1,620,789	4.92	1,399,500	10.00	1,399,500	11.38
Mike Barrett (3)	161,300	0.49	-	-	-	-
Chris Yergensen	47,500	0.14	-	-	-	-
Kazunari Kohno	-	-	-	-	-	-

Notes:
(1) Shares beneficially owned or held by Mr. McManus are registered to Aliya Life Settlement, LLC.
(2) Shares beneficially owned or held by Mr. Teeny are registered to Teeny Acquisitions, LLC.
(3) Shares beneficially owned or held by Mr. Barrett are registered to himself and his Company Unosquare LLC.
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

Incentive Share Purchase Plan

There are no Stock Options outstanding.

Outstanding Warrants

There are no warrants outstanding.

Other Dilutive Elements

All convertible debentures totaling $40,486 issued prior to 2003 are fully matured as of December 31, 2002. The debentures during their term carried a rate of interest of eight percent per annum payable semi-annually. The conversion feature of the debenture allowed for the debenture holders to convert his capital at a rate of $6.00 US to $12.50 US per share. The Company would have 4,622 shares issued if 100% of the debentures were to be converted. For the year ending September 30, 2012, $Nil, (September 30, 2011 - $Nil, September 30, 2010 - $Nil) of convertible debentures was repaid. There were no conversions during the year ended September 30, 2012, 2011, or 2010.29

During the year ended September 30, 2011, the Company offered a secured convertible debenture with a face value of up to $9,000,000 USD, secured by a 100% interest in two US Irrevocable Life Insurance Trusts (ILIT) with death benefits totalling $9,000,000 USD, that are subject to an escrow agreement. The Company will pay out 80% of the face value of the debenture on any maturity of the ILIT’s Life Insurance Trust Assets securing the debenture for the first year from the date of the subscription agreement and 90% for the balance of the term of the debenture. Ten years from the date of subscription, the debenture is redeemable and/or callable by the holder or the Company, at 75% of the total face value of the debenture. The Company, or debenture holder, can force the Company to convert the debt and take the option of either receiving payment in cash or a conversion to common shares of the Company, at the stated conversion rate. The option of receiving either common shares or cash is at the sole discretion of the debenture holder. The debenture holders reimburse the Company for the life insurance premiums on the secured life settlement contracts.

The debenture holders have the right to convert at any time in whole or in part, any outstanding amount paid to date on the debenture, into Common Shares of the Company at a 20% discount to the market trading price immediately prior to conversion. At initial recognition the fair value of these conversion rights was assessed using the intrinsic value method and the residual amount was allocated to the convertible debentures. The premium payments are then allocated to the conversion rights and debentures each year using the same allocation as at initial recognition. The fair value of the conversion rights at the year end are determined utilising the expected intrinsic value of the rights. The convertible debentures will then accrete up using the effective interest rate method, to reach the liability required on maturity.

During the year ended September 30, 2011, the Company issued seven units in 2011 with a total face value of $3,150,000 USD for cash proceeds of $253,541 plus common shares of the company valued at $134,101.

During the year ended September 30, 2012, the Company issued a further nine debentures with total face value of $4,350,000 USD under the same terms for cash proceeds of $245,290 plus common shares of the Company valued at $191,710.  One debenture with a face value of $450,000 USD issued in the prior year, has been cancelled at the discretion of the Company, resulting in the elimination of the shares receivable for $44,700, and accrual of premium payments payable of $12,464.

As at September 30, 2012 the value of the conversion rights was $237,738 (2011: $102,756) and the value of the convertible debentures was $790,303 (2011: $328,679). During the year ended September 30, 2012, the company recognized $61,607 (2011: $20,410) of accretion interest expense on the debt.

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

The following persons hold, of record or beneficially, directly or indirectly, or are known by the Company to own beneficially, directly or indirectly, more than 5% of the issued shares of the Company as at December 31, 2012:

Identity of Person or Group	Common Shares	Percent of Class	"A" Preferred Shares(3)	Percent of Class	"B" Preferred Shares(4)	Percent of Class
Jeffery Teeny(1)	6,250,000	18.97	1,393,398	9.96	1,393,398	11.33
Scott McManus(2)	9,000,000	27.32	1,393,398	9.96	1,393,398	11.33
Daniel Clozza,	5,430,000	16.48	5,305,500	37.91	5,430,000	43.15

Notes:
(1) Shares beneficially owned or held by Mr Teeny are registered to Teeny Acquisitions, LLC
(2) Shares beneficially owned or held by Mr McManus are registered to Aliya Life Settlement, LLC.
(3) On June 27, 2007 the record date, the Company issued 13,933,983 Series ”A” Preferred shares to all the existing registered and beneficial common shareholders on a one (1) for one (1) PRO RATA basis. The Series “A’ Preferred shares are convertible, as a Series into common shares of the Company provided a majority of the Series “A” Preferred shareholders vote in favour of converting the entire Series. The Series will convert into a number of common shares that will represent 50% of the number of fully diluted common shares after conversion.
(4) On June 27, 2007 the record date, the Company issued 13,933,983 Series ”B” Preferred Shares to all the existing registered and beneficial common shareholders on a one (1) for one (1) PRO RATA basis. The Series “B” Preferred shares are convertible into common shares of the Company on a one for one basis by shareholders of record as of June 27, 2007.

The nature and extent of principal non-United States trading market is approximately 50% of all outstanding securities, which are held outside the United States and approximately 50% of all outstanding securities are held within the United States as of December, 2012.  The Company is not owned or controlled, directly or indirectly, by another corporation or by any foreign government.

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

IFRS requires that any assets or liabilities acquired in a non-arms length transaction be recorded in the Company records at the carrying value of the vendor.

During 2012, the Company paid $Nil (September 30, 2011 – $Nil and September 30, 2010 – $Nil) in consulting fees to directors or companies controlled by directors of the Company. The Company also reimbursed $162,161 ($146,118 –September 30, 2011) to directors for expenditures made on behalf of the Company.

For the fiscal year ended September 30, 2012 the Company sold a life settlement contract with a death benefit face value of US $6,000,000 to a third party for $258,674, recognizing a loss of $663,949.  Of the proceeds $74,985 was paid by the company with common directors and officers that subscribed to convertible debentures in the Company for $95,290 (2011: $Nil) and owed $49,185 (2011: $Nil) as at the year end.

For the fiscal year ended September 30, 2012, the Company paid aggregate cash compensation of approximately $453,958 (2011 – $385,250) to our executive officers as a group.

During the year, an executive of the Company participated in the secured debenture financing, acquiring one debenture unit for the subscription price, for cash proceeds. As at year-end, the Company had fair valued the conversion right of the debenture unit at $66,903 and recognized accretion expense of $10,666 on the maturity value of the convertible debentures.

For the fiscal year ended September 30, 2012, the Company paid $7,800 (2011: $21,003) in commission relating to yacht charters, to the spouse of one of the executive officers.  Also during the year spouses of the executive officers were paid $21,348 (2011: $14,000) for services to the Company.

For the fiscal year ended September 30, 2012, the Company paid $14,000 (2011: $14,500) on behalf of directors of the Company for car lease payments.

During the year, an executive of the Company participated in the secured debenture financing, acquiring one debenture unit for the subscription price, for cash proceeds. As at year-end, the Company had fair valued the conversion right of the debenture unit at $66,903 and recognized accretion expense of $10,666 on the maturity value of the convertible debentures.

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

Indebtedness to Company of Directors and Senior Management

Amounts due to shareholders at the end of the fiscal period September 30, 2012 were $52,420 (2011 – 137,872). Directors of the Company are indebted to the Company in the amount of $nil and no director or senior management have been indebted to the Company since the beginning of the last completed financial year of the Company other than as listed below. The Company reimburses directors and senior management for expenses incurred in connection with Company’s ordinary course of business. To the extent these advances and expenses are offset, there exists an indebtedness to the Company of $nil as of September 30, 2012 (2011 - $nil, 2010 - $nil).

Interests of Experts and Counsel

This Form 20-F is been filed as an annual report under the Exchange Act and, as such; there is no requirement to provide information under this item.

ITEM VIII. FINANCIAL INFORMATION

A) CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

This Annual Report contains the consolidated financial statements for the Company for the fiscal year ended September 30, 2012 and fiscal year ended September 30, 2011, which contain an Auditors' Report dated February 19, 2013 in connection with Consolidated Statements of Financial Position as at September 30, 2012, September 30, 2011 and October 1, 2010, the Consolidated Statements of Comprehensive Income (Loss) and Deficit, and Consolidated Statements of Cash Flows for the fiscal year ended September 30, 2012 and year ended September 30, 2011, and the Notes to Consolidated Financial Statements.

Indebtedness to Company of Directors and Senior Management

No directors or senior management of the Company are indebted to the Company or have been indebted to the Company since the beginning of the last completed financial year of the Company other than as noted in ITEM VII - Major Shareholders and Related Party Transactions.

Legal or Arbitration Proceedings

From time to time, the Company may become subject to claims and litigation generally associated with any business venture. In addition, the operations of the Company are subject to risks of accident and injury, possible violations of the securities act or other regulations and some of which cannot be covered by insurance or other risk reduction strategies.

On September 14, 2012, Mr. Malki AKA (Malkinder)  Haer commenced an action in the Supreme Court of British Columbia (BCSC), alleging that statements of and concerning him in a Company press release were defamatory. Mr. Haer had also named the Company’s President and CEO, Daniel Clozza as a defendant. Subsequent to the year end, the Company settled the action via a BCSC Consent Order for dismissal, with no damages or cost awards to either party.

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

	2012	2011	2010	2009	2008
High	$3.01	0.70	1.39	4.26	18.00
Low	$0.15	0.11	0.17	0.75	1.75

For the two most recent full financial years, the high and low market prices for each full financial quarter for the Company’s common stock were as follows (US dollar figures):

		2012				2011
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
High	$0.22	2.18	3.01	1.72	$0.40	0.70	0.70	0.48
Low	$0.15	0.15	0.45	0.32	$0.17	0.20	0.48	0.131

For the most recent six months, the high and low market prices for each month for the Company’s common stock were as follows (US dollar figures):

	2012	2012	2012	2012	2012	2012
	Dec	Nov	Oct	Sep	Aug	Jul
High	$0.64	1.33	1.72	1.10	1.35	3.01
Low	$0.32	0.50	0.87	0.45	0.75	0.70

B) PLAN OF DISTRIBUTION

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C) MARKETS

As of December 31, 2012 the shares of Forum National Investments Ltd. are publicly traded on the OTCBB under the trading symbol FMNL CUSIP Number . The nature and extent of principal non-United States trading market is approximately 50% of all outstanding securities, which are held outside the United States and approximately 50% of all outstanding securities are held within the United States as of December 31, 2012.

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

B) MEMORANDUM AND ARTICLES OF INCORPORATION

The information called for by this item is contained in an Exhibit to the Company’s Registration Statement on form 20-F filed with the Commission November 3, 1998 and Exhibits filed herewith. In particular:

1. The Company’s Memorandum and Articles are on file with the Office of the British Columbia Registrar of Companies under Certificate of Incorporation No. 504791. The Company was continued into the province of Ontario October 2, 1997. The Company’s Memorandum and Articles are on file with the Office of the Ontario Registrar of Companies under Articles of Continuance No. 1264549 (“Articles of Continuance”). Under the provisions of the Ontario Business Corporations Act, the Company has the power and capacity of a natural person, there are no restrictions in the Company’s Articles of Continuance, on the business that the Company can carry on nor on the powers the Company can exercise.

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

3. Article 9 of the Company’s Articles of Continuance sets out two class of shares: unlimited number of common shares without par value and unlimited number of Preference shares without par value.  Two series of Preference shares have been designated Series “A Convertible Preference Shares and Series “B” Convertible Preference Shares.

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

The Company’s Series “A” Convertible Preference Shares without par value have no rights as to dividend rights, voting rights, rights to share in the Company’s profits and or liquidation rights. The Series “A” Convertible Preference Shares are not, under the Company’s memorandum and articles, subject to redemption or sinking fund provisions, liability to further capital calls, nor any provisions discriminating against any existing or prospective holder of such shares as a result of such shareholder owning a substantial number of shares.

The Series ”A” Preference shares are convertible, as a Series into common shares of the Company provided a majority of the Series “A” Preference shareholders vote in favor of converting the entire Series. The Series will convert into a number of common shares that will represent 50% of the number of fully diluted common shares after conversion.

A majority of the shares of the Series “A” Preference Shares outstanding must vote in favor of converting the entire Series “A” Preference Shares outstanding into common shares before the shares of the Series “A” Preference Shares may convert into Common Shares. On receipt of the requisite affirmative vote, the Series “A” Preference Shares, in the aggregate shall be converted into that number of fully paid and non-assessable Common Shares that will represent 50% of the number of fully diluted common shares after conversion. Each Share of Series “A” Preference Shares shall be convertible into Common Shares PRO RATA to its portion of the Series “A” Preference Shares.

The Company’s Series “B” Convertible Preference Shares without par value have no rights as to dividend rights, voting rights, rights to share in the Company’s profits and or liquidation rights. The Company’s Series “B” Convertible Preference Shares are convertible into common shares of the Company on one common share for each preferred share held. The Series “B” Convertible Preference Shares are not, under the Company’s memorandum and articles, subject to redemption or sinking fund provisions, liability to further capital calls, nor any provisions discriminating against any existing or prospective holder of such shares as a result of such shareholder owning a substantial number of shares.

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

C) MATERIAL CONTRACTS

In fiscal year end 2012, the Company’s travel clubs, related marketing and servicing operations were sold for $500,000 cash on December 1, 2011. In addition to the attrition of the travel club membership base over the years, the directors want the core operations of the Company to be focused in the Life Settlement industry and the various investment opportunities within the industry.

Subsequent to the year ended September 30, 2012, the company arranged an unsecured loan for $300,000 with a third party, which was non-interest bearing, without any set terms of repayment. the Company entered into a Letter of Intent with Aliya Companies International over a potential merger. There is no signed agreement between the two parties as at the filing date.

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

Specific investment thresholds apply to investors of the United States. The investment threshold for a direct acquisition of control has been established at $250 million for 2005 and no review is required for an indirect acquisition of control. Each year the direct acquisition investment threshold is adjusted for inflation.

E) TAXATION

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES OF THE COMPANY.

Material Canadian Federal Income Tax Consequences for United States Residents

The following summarizes the material Canadian federal income tax consequences generally applicable to the holding and disposition of the Company’s common shares by a holder (in this summary, a “U.S. Holder”) who, (a) for the purposes of the Income Tax Act (Canada) (the “Tax Act”), is not resident in Canada, deals at arm’s length with the Company, holds the Company’s common shares directly and, not through a fiscally transparent entity, and as capital property and does not use or hold such common shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the “Treaty”), is a resident solely of the United States, has never been a resident of Canada, is a “qualifying person” within the meaning of the Treaty, and has not held or used (and does not hold or use) the Company’s common shares in connection with a permanent establishment or fixed base in Canada. This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other U.S. Holder to which special considerations apply.

This summary is based on the current provisions of the Tax Act including all regulations thereunder, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada to the date hereof, and the current administrative practices of the Canada Customs and Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in these respects. This summary does not take into account provincial, U.S., state or other foreign income tax law or practice. The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder’s particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder.

Dividends

Dividends paid or deemed to be paid to a U.S. Holder by the Company will be subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a corporation and beneficially owns at least 10% of the Company’s voting shares). The Company will be required to withhold the applicable withholding tax from any such dividend and remit it to the Canadian government for the U.S. Holder’s account.

Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a common share of the Company in the open market unless the share is “taxable Canadian property” to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty. A common share will be taxable Canadian property to a U.S. Holder if, at any time during the 60 months preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm’s length alone or together owned, or had rights to acquire, 25% or more of the Company’s issued shares of any class or series and more than 50% of the fair market value of the common share was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, ‘‘Canadian resource properties’’, ‘‘timber resource properties’’ (each as defined in the Tax Act), and options in respect of or interests in, or for civil law rights in, any such properties (whether or not such property exists). If the common shares of the Company constitute taxable Canadian property to the holder, the holder may be subject to Canadian income tax on the gain. The taxpayer’s taxable capital gain or loss from a disposition of the share is the amount, if any, by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base and reasonable expenses of disposition. One-half of the capital gain is included in income and one-half of the capital loss is deductible from capital gains realized in the same year. Unused capital losses may be carried back three taxation years or forward indefinitely and applied to reduce capital gains realized in those years. It should be noted that Canada requires a withholding tax on the gross proceeds of a sale of taxable Canadian property by a non-resident. The withholding tax may be reduced on completion of a Clearance Certificate Request. If the disposition of the share is subject to tax in Canada, the non-resident must also file a Canadian income tax return reporting the disposition.

A U.S. Holder whose common shares do constitute taxable Canadian property, and who might therefore be liable for Canadian income tax under the Tax Act, will generally be relieved from such liability under the Treaty unless the value of such shares at the time of disposition is derived principally from real property situated in Canada. The value of the Company’s common shares is not currently derived principally from real property situated in Canada.

Certain U.S. Federal Income Tax Considerations

The following is a discussion of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common shares that are applicable to you if you are a U.S. Holder, as defined below. This discussion does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth below deals only with U.S. Holders that will hold common shares as capital assets for U.S. federal income tax purposes (generally, property held for investment) and that do not own, and are not treated as owning, at any time, 10% or more of the total combined voting power of all classes of our stock entitled to vote. In addition, this description of the material U.S. federal income tax consequences does not address the tax treatment of special classes of U.S. Holders, such as:

• financial institutions;
• regulated investment companies;
• real estate investment trusts;
• tax-exempt entities;
• insurance companies;
• persons holding the common shares as part of a hedging, integrated or conversion transaction, constructive sale or “straddle;”
• persons who acquired common shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services;
• U.S. expatriates;
• persons subject to the alternative minimum tax;
• dealers or traders in securities or currencies; or
• holders whose functional currency is not the U.S. dollar.

This summary does not address estate and gift tax or any U.S. federal tax consequences other than income tax or tax consequences under any state, local or foreign laws other than as provided in the section entitled “Material Canadian Federal Income Tax Consequences for United States Residents” provided above.

For purposes of this section, you are a “U.S. Holder” if you are: (1) an individual citizen of the United States or a resident alien of the United States as determined for U.S. federal income tax purposes; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership or other pass-through entity is a beneficial owner of our common shares, the tax treatment of a partner or other owner will generally depend upon the status of the partner (or other owner) and the activities of the entity. If you are a partner (or other owner) of a pass-through entity that acquires common shares, you should consult your tax advisor regarding the tax consequences of acquiring, owning and disposing of common shares.

The following discussion is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. judicial decisions, administrative pronouncements, existing and proposed Treasury regulations, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions we have reached and describe herein.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Prospective purchasers are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable foreign, tax laws of the acquisition, ownership and disposition of common shares.

Distributions

Subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of any distribution with respect to a common share (which will include the amount of any Canadian taxes withheld) will be subject to U.S. federal income tax as foreign source dividend income to the extent that it is made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such amount will be includable in gross income by a U.S. Holder as ordinary income on the date received in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. If a distribution exceeds the amount of our current and accumulated earnings and profits, it will be treated as a non-taxable return of capital to the extent of a U.S. Holder’s tax basis in the common shares on which it is paid, causing a reduction in the U.S. Holder’s adjusted basis in such common shares and thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized upon subsequent disposition of the common shares. To the extent a distribution exceeds the U.S. Holder’s basis in such common shares, it will be treated as a capital gain. However, we may not maintain the calculations of our earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by us with respect to the common shares will constitute ordinary dividend income.

The amount of any distribution made with respect to a common share in property other than cash will be the fair market value of such property on the date of distribution. Dividends paid by us will not be eligible for the dividends received deduction generally allowed to U.S. corporations on dividends received from another U.S. corporation. For taxable years beginning on or after January 1, 2013, reduced U.S. federal income tax rates apply to qualified dividends received by non-corporate U.S. Holders from a “qualified foreign corporation,” provided certain holding period and other requirements are met (including a requirement that the foreign corporation not be a PFIC in the year of the dividend or the preceding year).

Subject to certain limitations (including a minimum holding period requirement), any Canadian tax withheld with respect to distributions made on the common shares will be treated as foreign income taxes eligible for credit against your U.S. federal income tax liability. Alternatively, you may, subject to applicable limitations, elect to deduct the otherwise creditable Canadian withholding taxes for U.S. federal income tax purposes provided such election is made for all foreign income taxes paid or accrued for the relevant taxable year. Dividends received on our common shares will be treated as income from sources outside the United States and generally will constitute “passive category income” for U.S. foreign tax credit limitation purposes. The rules governing the foreign tax credit are complex and involve the application of rules that depend upon your particular circumstances. Accordingly, you are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

The gross amount of distributions paid in Canadian dollars will be included by you in income in a dollar amount calculated by reference to the exchange rate in effect on the day you actually or constructively receive the distribution in accordance with your regular method of accounting for federal income tax purposes regardless of whether the payment is in fact converted into U.S. dollars. If the Canadian dollars are converted into U.S. dollars on the date of the payment, you should not be required to recognize any foreign currency gain or loss with respect to the receipt of Canadian dollars as distributions. If, instead, the Canadian dollars are converted at a later date, any currency gains or losses resulting from the conversion of the Canadian dollars will be treated as U.S. source ordinary income or loss.

Sale, Exchange or Other Taxable Disposition of Common Shares

You generally will recognize gain or loss upon the sale, exchange or other taxable disposition of our common shares in an amount equal to the difference between (i) the amount realized upon the sale, exchange or other taxable disposition and (ii) your adjusted tax basis in the common shares. Generally, subject to the application of the PFIC rules discussed below, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, you have held the common shares for more than one year. If you are an individual taxpayer, long-term capital gains are subject to taxation at favorable rates. The deductibility of capital losses is subject to limitations under the Code. Gain or loss, if any, that you realize upon a sale, exchange or other taxable disposition of common shares will be treated as having a United States source for U.S. foreign tax credit limitation purposes.

If you receive any foreign currency on the sale of common shares, you may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of common shares and the date the sale proceeds are converted into U.S. dollars.

Passive Foreign Investment Company Considerations

Special U.S. federal income tax rules apply to U.S. persons owning stock of a PFIC. A foreign corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is passive income, or (ii) 50% or more of the average value (or, if elected, the adjusted tax basis) of its assets are considered “passive assets” (generally, assets that generate passive income).

Based on past and current operations and financial projections, we believe we currently are not a PFIC and we do not expect to become a PFIC in the future. The determination of whether or not we are a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Accordingly, there can be no assurance that the IRS will not challenge the determination made us concerning our PFIC status. If we were classified as a PFIC for any taxable year during which you hold our common shares, you would be subject to increased tax liability (generally including an interest charge) upon the sale or other disposition of the common shares or upon the receipt of certain distributions treated as “excess distributions,” unless you elect to be taxed currently (as discussed below) on your pro rata portion of our income, regardless of whether such income was actually distributed. An excess distribution generally would be any distribution to you with respect to common shares during a single taxable year that is greater than 125% of the average annual distributions received by you with respect to common shares during the three preceding taxable years or, if shorter, during your holding period for the common shares.

In addition, certain special, generally adverse rules will apply to the common shares if we are a PFIC. For example, under Section 1298(b)(6) of the Code, if you use PFIC shares as security for a loan (including a marginal loan) you will, except as may be provided in Treasury regulations, be treated as having made a taxable disposition of such shares.

Mark-to-Market Election

If the common shares are regularly traded on a registered national securities exchange or certain other exchanges or markets, then such common shares would constitute “marketable stock” for purposes of the PFIC rules, and you would not be subject to the foregoing PFIC rules if you made a mark-to-market election. After making such an election, you generally would include as ordinary income each year during which the election is in effect and during which we are a PFIC the excess, if any, of the fair market value of our common shares at the end of the taxable year over your adjusted basis in such common shares. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. You also would be allowed to take an ordinary loss in respect of the excess, if any, of your adjusted basis in our common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income that was previously included as a result of the mark-to-market election). Your tax basis in our common shares would be adjusted to reflect any income or loss amounts resulting from a mark-to-market election. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the common shares ceased to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consented to the revocation of the election. In the event that we are classified as a PFIC, you are urged to consult your tax advisor regarding the availability of the mark-to-market election, and whether the election would be advisable in your particular circumstances.

QEF Election

The PFIC tax rules outlined above also would not apply to you if you alternatively elected to treat us as a “qualified electing fund” or “QEF”. An election to treat us as a QEF will not be available, however, if we do not provide the information necessary to make such an election. We will not provide you with the information necessary to make a QEF election, and thus, the QEF election will not be available with respect to our common shares.

Notwithstanding any election made with respect to our common shares, dividends received with respect to our common shares will not constitute “qualified dividend income” if we are a PFIC in either the year of the distribution or the preceding taxable year. Dividends that do not constitute qualified dividend income are not eligible for taxation at the reduced tax rate discussed above in “Certain U.S. Federal Income Tax Considerations – Distributions.” Instead, such dividends would be subject to tax at ordinary income rates.

You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of holding our common shares if we are considered a PFIC in any taxable year.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends paid to you in respect of common shares and the proceeds received by you from the sale, exchange or other disposition of common shares within the United States unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

In addition, U.S. Holders should be aware of reporting requirements with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all of such assets exceeds U.S.$50,000. U.S. Holders should also be aware that if we were a PFIC, they would generally be required to file IRS Form 8621, which is also where they would make a QEF election, if applicable. The Treasury and IRS continue to issue new guidance regarding these information reporting requirements, and U.S. Holders should consult their own tax advisors regarding the application of the information reporting rules to our common shares and their particular situations.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your U.S. federal income tax liability, provided that the required information is furnished to the IRS.

F) DIVIDENDS AND PAYING AGENTS

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

G) STATEMENTS BY EXPERTS

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

H) DOCUMENTS ON DISPLAY

Any documents referred to in this document may be inspected at the registered agent office for the Company, in British Columbia is KMS Corporate Services Inc, 1100 One Bentall Center, 505 Burrard Street, Box 11, Vancouver, B.C., V7X 1M5.during normal business hours.

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

I) SUBSIDIARY INFORMATION

There is no information relating to the Company’s subsidiaries which must be provided in Canada and which is not otherwise called for by IFRS used in preparing the consolidated financial statements.

ITEM XI. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Other than described below, we are not a party to any market risk sensitive instruments other than instruments evidencing interest-bearing debt obligations as described in “Item 4 – History and Development of the Company, Material Events” and in Note 6 and Note 13 to our audited financial statements for the year ended September 30, 2012 entitled “Financial Instruments” and “Long Term Debt”, respectively.

Financial instruments

               Credit risk

Credit risk is the risk that a party to one of the Company’s financial instruments will cause a financial loss to the Company by failing to discharge an obligation.

               Liquidity rick

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

The Company is exposed to currency risk in relation to their US dollar financing referred to in Note 13 and the investment in life settlement contracts (Note 7) denominated in US dollars. The Company has not entered into any foreign currency contracts to mitigate this risk.

               Fair value

Carrying amounts of certain Company financial instruments, including cash and cash equivalents, short-term deposits, amounts and notes receivable, other receivables, accounts payable, accrued liabilities, due to broker, secured borrowing, loans from related parties and convertible debentures approximate fair values due to their short-term maturities.  The fair values of marketable securities are based on the closing bid prices on the last day the securities traded on, or prior to the consolidated statement of financial position date.

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

ITEM XV. CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, the Company re-evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of a date (the “Evaluation Date”) being September 30, 2012. Based on this evaluation these officers have concluded that as of the end of the period covered by this Annual Report on Form 20-F, our disclosure controls and procedures were effective and adequate to insure that the information required to be disclosed by the Company in reports it files or submits under the Exchange Act were recorded, processed, summarized and reported in the time period specified in the Commission's rules and forms.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of internal control over financial reporting as of September 30, 2011. Based on that assessment, our management concluded that there was no material weakness in our internal control relating to our controls over financial reporting, Specifically, the design of controls over the preparation and review of consolidated financial information was sufficient to enable the Company to file these consolidated financial statements for the years ended September 30, 2012 in a timely manner.

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

For the periods ended September 30, 2012 the Company was invoiced by MNP LLP, for audit fees, audit-related fees, tax fees and all other fees as set forth below:

	Year Ended	Year Ended
	September	September
	30, 2012	30, 2011

Audit fees - auditing of our annual financial statements and preparation of auditors' report.	$105,000	$70,000

Audit-related fees - review of each of the quarterly financial statements.	-	-

Tax fees - preparation and filing of three major tax-related forms and tax planning.	-	-

All other fees - other services provided by our principal accountants.	-	-

Total fees paid or accrued to our principal accountants	$105,000	$70,000

Note: (1) "Audit Fees" represent fees for the audit of the Company's annual financial statements, review of the Company's interim financial statements and review in connection with the Company's statutory and regulatory filings

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services to be provided by MNP LLP. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review and attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service. The Audit Committee approved all of the engagements and fees during the period ended September 30, 2012. The Audit Committee reviews with MNP LLP whether the non-audit services to be provided are compatible with maintaining the auditors' independence. The Board has determined that, beginning with January 1, 2006, fees paid to the independent auditors for non-audit related services in any year will not exceed the fees paid for audit services during the year. Permissible non-audit services will be limited to fees for tax services, accounting assistance or audits in connection with acquisitions, and other services specifically related to accounting or audit matters such as registration statements filings or private placements or public offerings.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

PART III

ITEM XVII. FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item XIX hereof and filed as part of this Annual Report. Included are audited consolidated statement of financial positions as at September 30, 2012 and September 30, 2011 and October 1, 2010, and the consolidated statements of comprehensive income (loss) and deficit and consolidated statements of cash flows for each of the year ended September 30, 2012 and September 30, 2011 including the Auditors’ Report to Shareholders.

The Company adopted International Financial Reporting Standards ("IFRS") effective October 1, 2011, with a transition date of October 1, 2010. These consolidated financial statements ("Statements") are expressed in Canadian dollars, the Company’s functional and presentation currency, and are the Company's first annual financial statements prepared in compliance with IFRS and IFRS 1, First-time Adoption of International Financial Reporting Standards ("IFRS 1"), as issued by the International Accounting Standards Board ("IASB").

ITEM XVIII. FINANCIAL STATEMENTS

Not applicable.

ITEM XIX. EXHIBITS

Exhibits attached to this Form 20-F are as follows:

FINANCIAL STATEMENTS

(i) Management’s Responsibility to Financial Reporting.

(ii) Auditors’ Report dated, February 19, 2013.

(iii) Consolidated Statements of Financial Position as at September 30, 2012, and 2011, and October 1, 2010.

(iv) Consolidated Statements of Comprehensive Income (Loss) and Deficit for the year ended September 30, 2012 and the year ended September 30, 2011.

(v) Consolidated Statements of Cash Flows for the year ended September 30, 2012 and the year ended September 30, 2011.

(v) Consolidated Statement of Changes in Equity for the year ended September 30, 2012 and the year ended September 30, 2011.

(vii) Notes to the Consolidated Financial Statements for the year ended September 30, 2012 and the year ended September 30, 2011. Financial Statements Schedules are omitted because they are not applicable, not required or because the required information is included in the consolidated financial statement or notes thereto filed within.

Exhibit	Description
1.1	Registered Incorporation Memorandum(1)
1.2	Articles of Continuance into Ontario(2)
1.3	Articles of Amendment, Change of Name(2)
1.4	Articles of Amendment, Authorization of Preferred Shares including Designation of Series “A” and Series “B” Preferred Share(3)
4.1	Loan Agreement, dated September 21, 2005(4)
4.1.(i)	First Amendment to Loan Agreement, dated October 11, 2005(4)
4.1.(ii)	Second Amendment to Loan Agreement, dated November 6, 2006(4)
4.1.(iii)	Third Amendment to Loan Agreement, dated May 2, 2007(4)
4.2	Sales agreement. Life Settlement Policy, dated March, 27, 2012(5).
4.3	Sales agreement. Travel Clubs, dated December 1, 2011 (5)
4.4	Sales agreement. Life Settlement Policy, dated June 28, 2012 (5)
4.7	Subscription Agreement, Colorado River Resorts, LLC, January 1, 2008
4.8	Amended and Restated Loan Agreement, Caterpillar Financial Services Corporation, February 6, 2009
4.9	Sales Agreement. International Fitness Vacations (BC) Ltd., date January 31, 2011(5)
4.10	Sales Agreement. Travel Club Purchase Agreement, dated December 1, 2011(5)
8.1	List of Subsidiaries
11.1	Code of Ethics, January 1, 2003(3)
12.1	Section 302 Certification of Chief Executive Officer
12.2	Section 302 Certification of Chief Financial Officer
13	Section 906 Certification of Chief Executive Officer and Chief Financial Officer

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

Date: February 19, 2013	FORUM NATIONAL INVESTMENTS LTD.

/s/ Daniel Clozza
Daniel Clozza, President and Chief Executive Officer

/s/ Martin Tutschek
Martin Tutschek, Chief Financial Officer

FORUM NATIONAL INVESTMENTS LTD.

September 30, 2012 and 2011 and 2010

Consolidated Financial Statements
(Expressed in Canadian Dollars)

Management’s Responsibility for Financial Reporting

To the Shareholders of Forum National Investments Ltd.,

The preparation and presentation of the consolidated financial statements of Forum National Investments Ltd. are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards and include amounts that are based on management’s best estimates and judgment based on information currently available. This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgment is required.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors and Audit Committee are of Directors who are neither management nor employees of the Forum National Investments Ltd. (“the Company”). The Board is responsible for overseeing management in the performance of its financial reporting responsibilities, and for approving the financial information included in the annual report. The Board fulfils these responsibilities by reviewing the financial information prepared by management and discussing relevant matters with management and external auditors. The Audit Committee has the responsibility of meeting with management and external auditors to discuss the internal controls over the financial reporting process, auditing matters and financial reporting issues. The Board is also responsible for recommending the appointment of the Company's external auditors.

The consolidated statements of financial position as at September 30, 2012 and 2011 and October 1, 2010, the consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended September, 30 2012 and 2011 have been audited by MNP LLP, Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the financial statements.  The external auditors have full and free access to, and meet periodically and separately with, both the Board and management to discuss their audit findings.

“Dan Clozza” (signed)

Dan Clozza
President and Chief Executive Officer

“Martin Tutschek” (signed)

Martin Tutschek
Chief Financial Officer

February 19, 2013

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of Forum National Investments Ltd.:

We have audited the accompanying consolidated financial statements of Forum National Investments Ltd., and its subsidiaries, which comprise the consolidated statement of financial position as at September 30, 2012, September 30, 2011, and October 1, 2010, and the consolidated statements of comprehensive loss, changes in equity, and cash flows for the years ended September 30, 2012 and 2011, and a summary of significant accounting policies and other explanatory notes.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

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

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Forum National Investments Ltd. and its subsidiaries as at September 30, 2012, September 30, 2011, and October 1, 2010, and the results of their financial performance and their cash flows for the years ended September 30, 2012 and 2011, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter
Without qualifying our opinion, we draw attention to Note 1 of these consolidated financial statements, which states that Forum National Investments Ltd. incurred significant losses from operations, negative cash flows from operating activities and has an accumulated deficit. This, along with other matters described in Note 1, indicates the existence of a material uncertainty which may cast doubt about the ability of Forum National Investments Ltd. to continue as a going concern. Our opinion is not qualified in respect of this matter.

Chartered Accountants

Vancouver, BC, Canada Chartered Accountants
February 19, 2013

ACCOUNTING › CONSULTING › TAX 2300, 1055 DUNSMUIR STREET, BOX 49148, VANCOUVER, BC V7X 1J1 1.877.688.8408 P: 604.685.8408 F: 604.685.8594 mnp.ca

FORUM NATIONAL INVESTMENTS LTD.
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

	September 30, 2012	September 30, 2011	October 1, 2010
Assets

Current
Cash and cash equivalents	$32,910	$51,040	$368,843
Short-term deposits	3,500	3,500	3,500
Marketable securities (note 4)	-	-	51
Accounts and notes receivable (note 19)	95,415	35,352	84,562
Other receivables	155	2,018	14,360
Prepaid expenses	23,260	24,412	15,283
Discontinued current assets	-	74,809	22,625
Total Current Assets	155,240	191,131	509,224

Amounts and notes receivable (note 19)	39,916	208,729	109,226
Investments in Life Settlement Contracts (note 7)	1,777,390	2,832,972	2,670,070
Property, plant and equipment (note 8)	6,301,847	7,767,784	9,469,026
Discontinued plant, property and equipment (note 8 and note 9)	-	91,384	223,534
Total Assets	$8,274,393	$11,092,000	$12,981,080

Liabilities and Shareholders' Equity

Current
Accounts payable and accrued liabilities	$1,020,204	$534,476	$528,122
Secured borrowing (note 11)	-	51,064	106,341
Due to broker (note 4)	-	-	97,146
Deferred revenue, current portion (note 10)	-	876,165	1,077,068
Current portion of Long-term debt (note 13)	185,074	140,968	177,128
Income tax payable (note 15)	-	1,712,000	1,712,000
Convertible debentures (note 12)	40,486	40,486	40,486
Loans from related parties (note 18)	52,420	137,872	92,033
Derivative Liability (Note 14 d)	-	666,701	2,341,474
Conversion rights (note 12)	237,738	102,756	45,091
Discontinued current liabilities	-	32,965
Total Current Liabilities	1,535,922	4,295,453	6,216,889

Convertible Debentures (note 12)	790,303	328,679	-
Deferred revenue (note 10)	-	182,472	751,868
Long-term debt (note 13)	4,379,717	4,748,054	4,846,198
Total Liabilities	6,705,942	9,554,658	11,814,955

Shareholders' equity
Shares to be issued	55,475	-	-
Share capital	25,924,757	25,782,966	25,810,369
Deficit	(24,411,781)	(24,245,624)	(24,644,244)
Total Shareholders' equity	1,568,451	1,537,342	1,166,125
Total Liabilities and Shareholders' Equity	$8,274,393	$11,092,000	$12,981,080

Nature of operations and ability to continue as going concern (note 1)
Commitments (note 17)
Subsequent events (note 24)
Approved on behalf of the Board:

/s/ Dan Clozza	Director	/s/ Martin Tutschek	Director
Dan Clozza		Martin Tutschek

FORUM NATIONAL INVESTMENTS LTD.
Consolidated Statements of Comprehensive Income (Loss) and Deficit
(Expressed in Canadian Dollars)

	Year ended September 30, 2012	Year ended September 30, 2011
Revenues
Charter Yacht Income	$444,421	$244,190
Interest income	21,733	25,934
	466,154	270,124

Cost of sales	1,822,238	1,550,991

Loss from operations	(1,356,084)	(1,280,867)

Expenses
Wages	$648,397	$732,744
General and administration	905,507	892,679
Bad debt expense (recovery)	(41,499)	8,954
Commission cost	987	2,218
Depreciation of property, plant & equipment	28,469	33,234
Depreciation of intangible assets	4,011	24,923
	1,545,872	1,694,752

Loss from continuing operations	(2,901,956)	(2,975,619)

Other Income (expenses)
Net loss on investment in life settlement contracts (note 7)	(149,111)	$(430,157)
Fair value gain on derivative liability (note 14 d)	666,701	1,674,773
Other expenses	(59,333)	(9,667)
Loss on disposal of life settlement contracts (note 7)	(815,063)	-
Gain on disposal of capital assets		49,987
Foreign exchange gain / (loss)	126,485	(2,532)
Gain on sale of subsidiaries (note 20)	1,041,039	89,144
Income from discontinued operations (note 5)
Write-down of long-term receivable (note 8)	(98,113)	-
Impairment on tangible assets (note 8)	(549,959)	(634,315)
	162,645	737,233

(Loss) / profit for the year before tax	$(2,739,311)	$(2,238,386)
Income tax (note 15)	1,712,000	-
(Loss) / profit for the year after tax from continuing operations	$(1,027,311)	$(2,238,386)

Profit for the year from discontinued operations (note 20, 5)	861,154	2,637,006
(Loss) / profit for the year	$(166,157)	$398,620

Deficit, beginning of period	$(24,245,624)	(24,644,244)
Deficit, end of period	$(24,411,781)	$(24,245,624)

Basic earnings per share - continuing operations (note 14 c)	(0.03)	(0.07)
Diluted earnings per share - continuing operations (note 14 c)	(0.03)	(0.07)

Basic earnings per share - discontinued operations (note 14 c)	0.03	0.09
Diluted earnings per share - discontinued operations (note 14 c)	0.01	0.03

See accompanying notes to consolidated financial statements.

FORUM NATIONAL INVESTMENTS LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Year ended	Year ended
	September 30, 2012	September 30, 2011
Cash flow from operating activities:
Net Income for the year	(166,157)	398,620

Adjustments to reconcile net income (loss to net cash provided by (used in operating activities:
Deferred vacation revenue	(331,942)	(823,312)
Gain on fair value of derivative liability	(666,701)	(1,674,773)
Accretion of interest expense on convertible debentures	61,608	188,572
Accretion of Interest expense on long-term debt	346,092	348,335
Depreciation of tangible assets	881,594	996,554
Depreciation of intangible assets	4,011	24,923
Gain on sale of subsidiaries	(1,086,309)	(89,144)
Fair value adjustment on Life Settlements contracts	226,475	430,157
Loss on sales of Life Settlement contracts	815,063	-
Other expenses	11,008	-
Loss on settlement of long-term receivable	98,113	-
Gain on disposal of tangible assets	-	(49,987)
Impairment of tangible assets	549,959	634,315
Recovery of deferred income tax	(1,712,000)	-
Effects of foreign exchange	(245,596)	(56,039)
Changes in non-cash working capital items:
Accounts, notes, and other receivables	13,130	85,070
Prepaid expenses	1,152	(9,129)
Accounts payable and accrued liabilities	442,079	59,367
Cash provided by (used in) continuing operations	(1,126,395)	(375,352)
Cash provided by (used in) discontinuing operations	367,974	838,881

Cash flows from investing activities
Purchase of tangible assets	-	(29,640)
Proceeds from sale of tangible assets	(6,489)	150,000
Proceeds from disposal of subsidiaries	500,000	12,000
Purchase of life insurance premiums	(376,871)	(551,980)
Proceeds from marketable securities	-	51
Proceeds from disposal of life settlement policies	356,674	-
Cash provided by (used in) continuing operations	473,314	(419,569)
Cash provided by (used in) discontinuing operations	-	-

Cash flow from financing activities:
Net proceeds received on share issuance	288,898	106,698
Net proceeds from share subscriptions	55,379	-
Amounts due to related parties	(85,452)	45,839
Long-term debt - repayments	(415,922)	(470,639)
Due to broker	-	(97,146)
Proceeds from debenture financing	452,924	108,762
Proceeds from secured borrowing	(28,850)	(55,277)
Cash provided by (used in) continuing operations	266,977	(361,763)
Cash provided by (used in) discontinuing operations	-	-

Change in cash during the year	(18,130)	(317,803)
Cash, beginning of year	51,040	368,843
Cash, end of year	32,910	51,040

Supplemental cash flow information (Note 21).
See accompanying notes to consolidated financial statements.

FORUM NATIONAL INVESTMENTS LTD.
Consolidated Statement of Changes in Equity
(Expressed in Canadian Dollars)

	Share Capital
	Number of		Shares to		Total
	shares	Amount	be issued	Deficit	equity

Adjusted Balance as at October 1, 2010	29,140,984	$25,810,369	$-	$(24,644,244)	$1,166,125
					-
Common shares issued	20,000	6,698		-	6,698
Conversion of Series B Preference shares	1,355,000	-		-	-
Private placement	2,000,000	100,000		-	100,000
Common shares receivable	(193,000)	(134,101)		-	(134,101)
Total comprehensive Income (loss) for the period	-	-		398,620	398,620

Balance at September 30, 2011	32,322,984	$25,782,966	$-	$(24,245,624)	$1,537,342

Private placement	700,000	288,802		-	288,802
Shares receivable cancelled	97,000	44,700		-	44,700
Common shares receivable	(100,000)	(96,590)		-	(96,590)
Treasury shares received	(78,833)	(95,121)		-	(95,121)
Share subscriptions received	-	-	55,475	-	55,475
Total comprehensive Income (loss) for the period	-	-		(166,157)	(166,157)

Balance at September 30, 2012	32,941,151	$25,924,757	$55,475	$(24,411,781)	$1,568,451

See accompanying notes to consolidated financial statements.

FORUM NATIONAL INVESTMENTS LTD. Notes to Consolidated Financial Statements Year ended September 30, 2012, and 2011, and 2010 (Expressed in Canadian dollars)

1.	Nature of Operations and Ability to Continue as a Going Concern

The Company was incorporated on September 22, 1995 under theBusinessCorporations Act(British Columbia) and commenced operations on that date. On October 2, 1997, the Company was continued under the laws of the Province of Ontario. Effective February 26, 1999, the Company changed its name from Snowbird Vacations International Inc. to inTRAVELnet.com Inc. and on April 17, 2002, the Company’s name was changed to Forum National Investments Ltd.

The Company’s principal office is Suite 6000 First Canadian Place, 100 King Street West, Toronto ON M5X 1E2, the telephone number is 778-588-7780 and fax number is (866) 988-8745.

The Company earns income from its charter yacht business and its investments in life settlement contracts. As at September 30, 2012, the Company has an accumulated deficit of $24,411,781 and a working capital deficit of $1,380,682. The Company anticipates incurring substantial expenditures to further develop its life settlement investments and yacht charter lines of business. The Company has cash on hand of $32,910, the Company’s cash flow from operating activities may not be sufficient to satisfy its obligations as they come due as well as meeting the requirements of its capital investment programs and covenants on its long term debt. These factors cast substantial doubt about the Company’s ability to continue as a going concern. The continued existence of the Company is dependent upon its ability to generate profit from its life settlement investments and yacht charter operations to meet its obligations as they become due. If additional cash is needed, the Company intends to finance the future capital required to acquire life settlement contracts and continued operations from a combination of traditional debt and equity markets. However, there is no assurance that (a) traditional debt and equity markets may be accessible as required, or if so, on acceptable terms and, or (b) the demand for and selling prices of the Company’s services, may not be sufficient to meet cash flow expectation. The outcome of these matters cannot be predicted with certainty and therefore the Company may not be able to continue or expand operations as planned. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern. The financial statements of the Company for the year ended September 30, 2012 were authorized for issue by the Board of Directors on February 19, 2013.

2.	Basis of Presentation

(a)	Statement of Compliance

The Company adopted International Financial Reporting Standards ("IFRS") effective October 1, 2011, with a transition date of October 1, 2010. These consolidated financial statements ("Statements") are expressed in Canadian dollars, the Company’s functional and presentation currency, and are the Company's first annual financial statements prepared in compliance with IFRS and IFRS 1, First-time Adoption of International Financial Reporting Standards ("IFRS 1"), as issued by the International Accounting Standards Board ("IASB"), and include the accounts of the Company and the following subsidiaries:

		Incorporating	Date of Acquisition
Subsidiaries	Ownership	Jurisdiction	or Incorporation

Spirit Yacht Charters Ltd.	100%	British Columbia, Canada	August 7, 2008
American Life Settlement Society LLC	100%	State of Delaware, USA	November 15, 2007

Page | 8

FORUM NATIONAL INVESTMENTS LTD. Notes to Consolidated Financial Statements Year ended September 30, 2012, and 2011, and 2010 (Expressed in Canadian dollars)

2.	Basis of presentation(continued)

(a)	Statement of Compliance (continued)

An explanation of how the transition to IFRS has affected the reported financial positions, financial performance and cash flows of the Company is provided in Note 25. Note 25 includes reconciliations of the consolidated statements of financial position at October 1, 2010 and September 30, 2011, as well as reconciliations of net earnings and total comprehensive income for the fiscal year ended September 30, 2011, as reported under Previous GAAP to those now being reported under IFRS.

(b)	Basis of Measurement

The consolidated financial statements of the Company have been prepared on an historical cost basis except for the following items:

  derivative financial instruments are measured at fair value financial instruments at fair value through profit or loss are measured at fair value The Company’s functional and presentation currency is the Canadian dollar.

Basis of Consolidation

These consolidated financial statements include the financial statements of the Company and all of its subsidiaries. All significant intercompany balances and transactions have been eliminated.

(c)	Critical Accounting Estimates, Judgements and Assumptions

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the reported amounts of assets and liabilities and shareholder’s equity and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of estimates include the valuation of amounts and notes receivable, impairment of assets, including intangible assets, provision for doubtful accounts, rates for amortization and revenue recognition, balances of accrued liabilities, fair value measurement of conversion rights embedded in convertible debentures, legal contingencies provision, income taxes provision, valuation allowance for future income tax assets, and the determination of the variables used in the calculation of fair value of life settlement contracts and stock-based compensation. While management believes the estimates used are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows. Information about these significant judgments, assumptions and estimates that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses are summarized below:

i.	Fair value of the conversion rights
IAS 39 does not indicate any particular valuation technique for the valuation of the conversion rights associated with convertible debentures. A judgment is required to determine the most appropriate valuation method. The number of shares received fluctuates while the conversion discount of 20% less than market price is a constant. Therefore the intrinsic valuation method is deemed appropriate to value the option and the host contract is determined to be the residual.

Page | 9

FORUM NATIONAL INVESTMENTS LTD. Notes to Consolidated Financial Statements Year ended September 30, 2012, and 2011, and 2010 (Expressed in Canadian dollars)

2.	Basis of presentation(continued)

(c)	Critical Accounting Estimates, Judgements and Assumptions (continued)

ii.	Impairments
At the end of each reporting period the Company performs a test of impairment, if there are indicators of impairment. An impairment loss is recognized when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which in turn is the higher of its fair value less costs to sell and its value in use. The value in use is based on discounted estimated future cash flows.

iii.	Property, plant and equipment
The carrying amounts of property, plant and equipment are depreciated to their estimated residual value over the estimated useful lives of the specific assets concerned. Depreciation starts on the date the asset is put into use, or substantially complete for internally constructed assets. The major categories of property, plant and equipment are depreciated on a straight-line basis using the estimated lives indicated below:
  Motor vessel components – 10 – 15 years
  Vehicles – 4 years
  Equipment and computers – 3 – 5 years
  Leasehold improvements – Term of lease

iv.	Deferred income taxes
Deferred tax assets are recognized for unused tax losses and tax credits to the extent that it is probable that taxable income will be available against which the losses can be utilized. These estimates are reviewed at every reporting date. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of the reversal of existing timing differences, future taxable income and future tax planning strategies. Refer to Note 15 for more information regarding the income tax provisions.

v.	Fair value measurement of financial instruments
Where the fair value of financial assets and financial liabilities recorded in the statement of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. Refer to Note 6 for more information regarding the fair value measurement of financial instruments.

vi.	Allowance for doubtful accounts and revenue adjustments
Each reporting period, the Company makes an assessment of whether accounts receivable are collectible from customers. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other revenue adjustments, taking into consideration customer creditworthiness, current economic trends and past experience. If future collections and trends differ from estimates, future earnings will be affected. Refer to Note 6 and Note 19 for more information regarding the allowance for doubtful accounts and the related credit risks.

Page | 10

FORUM NATIONAL INVESTMENTS LTD. Notes to Consolidated Financial Statements Year ended September 30, 2012, and 2011, and 2010 (Expressed in Canadian dollars)

2.	Basis of presentation (continued)

(c)	Critical Accounting Estimates, Judgements and Assumptions (continued)

vii.	Share-based payments
The estimation of share-based payment costs requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. The Company has made estimates as to the volatility of its own shares, the life of stock options and warrants granted and the time-period of exercise of those stock options and warrants. The model used by the Company is the Black-Scholes valuation model.

3.	Significant Accounting Policies

(a)	Provisions and contingent liabilities

Provisions for legal disputes or other claims are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic resources will be required from the Company and amounts can be estimated reliably. Timing or amount of the outflow may still be uncertain.

Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. Provisions are discounted to their present value, where the time value of money is material.

In those cases where the possible outflow of economic resources as a result of present obligations is considered improbable or remote, no liability is recognized.

(b)	Revenue recognition

The Company generates revenue from yacht charter operations and recognizes revenue at the time the charters are provided, in accordance with IAS 18 –Revenue. The company earned revenue from travel and membership services sales in prior years. Travel revenue and dues were recognized at the time the service or package was provided, and collection was reasonably assured. Membership revenue was recognized over a period of 5 years, which was managements’ best estimate of the period over which performance would be provided. Travel and membership revenues are presented in discontinued operations for the periods presented.

(c)	Other income

Net gain on life settlement contracts

The Company records investments in the life settlement contracts at fair value on each statement of financial position date. Any changes to fair value will be recognized in the statements of comprehensive income in the period in which the changes occur. The Company recognizes in other income the difference between the death benefits and the carrying value of the policy when the Company determined that settlement and ultimate collection is reasonably assured. Other income includes both recognized and un-recognized amounts and is presented net of related costs including premium costs. Cash flows relating to the acquisition of the Company’s investments in life settlement contracts and premiums are recognized as investing activities in the statement of cash flows. Proceeds from the maturity of a life settlement contract will be shown as cash in-flows from investing activities, with the realized gain on maturity of the life settlement policies as a reconciling item in the determination of net cash provided by operating activities.

Page | 11

FORUM NATIONAL INVESTMENTS LTD. Notes to Consolidated Financial Statements Year ended September 30, 2012, and 2011, and 2010 (Expressed in Canadian dollars)

3.	Significant Accounting Policies (continued)

(c)	Other income (continued)

Net gain on life settlement contracts (continued)
Realized gains and losses on disposal of investments and unrealized gains and losses in the value of investments, are reflected in other income and are calculated on an average cost basis. The difference between the fair value and the proceeds are recognized as other income.

Interest income Interest income is recognized as it is received.

Marketable securities Security transactions are recorded on a trade-date basis.

(d)	Stock-based compensation

The Company follows the recommendations of IFRS 2 –Share-based Payment, for stock-based compensation and other stock-based payments. The Company accounts for stock options granted to directors, employees and consultants using the fair value method. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model and charged to operations over the vesting period with a corresponding increase in contributed surplus. The expense is recognized over the vesting period of the options granted, and is recognized as an expense in earnings with a corresponding credit to reserves. Forfeitures are estimated at the time of grant and are included in the measurement of expense and subsequently adjusted to reflect actual events. Upon exercise of the stock options, the consideration received together with the amount previously recognized in reserves is recorded as an increase to capital stock.

(e)	Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation is provided on a straight-line basis in order to reduce the cost of depreciable assets over their estimated useful lives. For assets constructed internally, depreciation is charged once the asset is complete and brought into use.

The annual rates applied are as follows:

Asset	Basis	Rate

Motor vessels (various components)	Straight-line	10 – 15 years
Vehicles	Straight-line	25%
Vehicles under capital lease	Straight-line	33%
Equipment	Straight-line	20%
Computers	Straight-line	30%
Leasehold improvements	Term of lease	5 years

(f)	Intangible assets

Intangible assets acquired in a business combination are identified and recognized at their fair values, apart from goodwill, when they arise from either contractual or other rights and may be sold, transferred, licensed, rented or exchanged, either individually or with a group of related assets or liabilities.

Page | 12

FORUM NATIONAL INVESTMENTS LTD. Notes to Consolidated Financial Statements Year ended September 30, 2012, and 2011, and 2010 (Expressed in Canadian dollars)

3.	Significant Accounting Policies (continued)

(f)	Intangible assets (continued)

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

The intangible asset relates to the membership database, which has an estimated useful life of 5 years. The database was completed and entered service during fiscal 2010 and sold as part of the sale of the subsidiary in 2011.

(g)	Foreign currency translation

The company follows IAS 21 –The Effects of Changes in Foreign Exchange Rates, for foreign currency translation. Transactions denominated in currencies other than the functional currency are converted into Canadian dollars using the exchange rate in effect at the date of the transaction or the average rate for the period in the case of recurring revenue and expense transactions. Monetary assets and liabilities are revalued into the functional currency at each statement of financial position date using the exchange rate in effect at the statement of financial position date, with any resulting exchange gains or losses being credited or charged to the profit or loss. Non-monetary assets and liabilities are recorded in the functional currency using the exchange rate in effect at the date of the transaction and are not revalued for subsequent changes in exchange rates.

(h)	Factoringofnote receivables

The Company has entered into arrangements whereby future streams of certain financed membership cash flows are sold to a third party (“Lender”) while the Company is committed to provide the future services under these membership contracts. The Company receives cash proceeds on the sale at a discount to the future proceeds that the Lender is expected to receive from the customers. The Lender has recourse against the Company should the amounts become uncollectible, and the Company establishes a reserve for such amounts. For accounting purposes, the discounted proceeds have been recorded as a liability at the time of the transaction (Notes 6 and 19), which is accreted to the gross value through a charge to interest expense over the term of the membership contracts.

(i)	Earnings/ (loss) per share

Basic earnings-per-share is calculated using the weighted average number of common shares outstanding during the year and assumes conversion of all outstanding Series “B” Preference convertible shares. The Series “B” Preference convertible shares are included in the calculation of basic earnings/ (loss) per share because management considers these shares substantially equivalent to common stock. Management believes the Series “B” Preference shares are not “contingently issuable shares” and considers conversion at the option of the Series “B” holder does not constitute a barrier to conversion. Series “B” Preference convertible shares are without par value, are convertible to one common share for each preference share held, have no rights to dividends, voting, profit sharing, or liquidation.

Page | 13

FORUM NATIONAL INVESTMENTS LTD. Notes to Consolidated Financial Statements Year ended September 30, 2012, and 2011, and 2010 (Expressed in Canadian dollars)

3.	Significant Accounting Policies (continued)

(i)	Earnings/ (loss) per share (continued)

Series “A” Preference convertible shares are not included in the calculation of basic earnings per share. Management believes the Series “A” Preference shares are “contingently issuable shares” and considers conditions for conversion of the Series “A” Preference shares to constitute a barrier to conversion as some target performance or event has not been met or occurred.

Under the treasury stock method, diluted earnings/ (loss) per share is calculated based upon the weighted average number of shares issued and outstanding during the year, adjusted by the total of the additional common shares that would have been outstanding assuming exercise of all stock options and conversion of all Series “A” Preference convertible shares without par value convertible to 50% of the outstanding common shares after conversion. See Note 14(c) for calculation of weighted average share outstanding for calculation of diluted earnings/ (loss) per share.

(j)	Deferred income taxes

Deferred income taxes are the taxes expected to be payable or recoverable between the carrying amounts of assets in the consolidated statement of financial position and their corresponding tax bases used in the computation of taxable profit, and are accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences between the carrying amounts of assets and their corresponding tax bases. Deferred tax assets are recognized to the extent that it is probably that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary differences arises from the initial recognition of goodwill or from the initial recognition of other assets in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred income tax liabilities:

  are generally recognized for all taxable temporary differences; and
  are recognized for taxable temporary differences arising on investments in subsidiaries except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

Deferred income tax assets:

  are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized; and
  are reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of an asset to be recovered.

(k)	Impairment of long-lived assets

Long-lived assets are tested for impairment whenever circumstances indicate that the carrying value may not be recoverable. When events or circumstances indicate that the carrying amount of long-lived assets, other than indefinite life intangibles, are not recoverable, the long-lived assets are tested for impairment by comparing the recoverable amount to the carrying amount of the assets or groups of assets. If the carrying value is not recoverable from future expected cash flows from continuing use or fair value less disposition cost, any impairment loss is measured as the amount by which the asset's carrying value exceeds recoverable amount and recorded in the period. Recoverability is assessed relative to discounted cash flows from the direct use or disposition of the asset or group of assets.

Page | 14

FORUM NATIONAL INVESTMENTS LTD. Notes to Consolidated Financial Statements Year ended September 30, 2012, and 2011, and 2010 (Expressed in Canadian dollars)

3.	Significant Accounting Policies (continued)

(k)	Impairment of long-lived assets

For assets that are under construction, the Company evaluates recoverability when circumstances indicate that the carrying value of an asset may not be recoverable. Estimates of recoverability are based on discounted cash flows that is expected from the use or when there is no discounted cash flows, the fair value of the asset on the reporting date. When impairment in value is noted, the carrying value of the property and equipment is reduced by a charge to the statement of comprehensive income.

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

(m)	Accounts receivable

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

(o)	Convertible debentures

The component parts of compound financial instruments (convertible debentures) issued by the Company are usually classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements. Usually, the conversion option that will be settled by the exchange of a fixed amount of cash for a fixed number of the Company’s own equity instruments is classified as an equity instrument. Since the instrument does not meet the fixed for fixed test, the conversion option is classified as a separate other financial liability. Following IAS 39, the conversion option is determined as an embedded derivative liability and recorded at fair value through profit and loss. At the date of issue, the embedded derivative liability is calculated first and the residual value is assigned to the debt host liability component. This amount is re-measured at every statement of financial position date. When and if the conversion option is exercised, the liability component of the convertible debentures will be transferred to share capital. If the conversion option remains unexercised at the maturity date of the convertible debenture, the liability component of the convertible debentures will be transferred to reserves.

Transaction costs that relate to the issue of the convertible debenture such as legal fees, that are directly attributable to the incurrence of financial liabilities are recorded directly in profit and loss.

Page | 15

FORUM NATIONAL INVESTMENTS LTD. Notes to Consolidated Financial Statements Year ended September 30, 2012, and 2011, and 2010 (Expressed in Canadian dollars)

3.	Significant Accounting Policies (continued)

(p)	Derivative liability

The exercise price of the Company’s stock options were denominated in the US dollar and the functional currency of the legal entity in which they were issued is the Canadian dollar. In accordance with IAS 32, “Financial Instruments: Presentation”, when the currency of the exercise price is different than the functional currency of the legal entity in which they were issued, the stock options are accounted for as a derivative. The stock options outstanding during each reporting period are accounted for as a derivative liability which is measured at fair value using Black-Scholes.

As stock options are exercised, immediately before exercise, the liability on these exercised options is re-measured and the valuation change is recorded in the consolidated statement of comprehensive income/ (loss). Upon exercise, the re-measured stock option liability on these exercised stock options is eliminated and there is an offsetting entry to share capital. At each reporting period, for those outstanding stock options, the liability change between reporting periods is recorded in the consolidated statement of comprehensive income/ (loss).

(q)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of the asset until the asset is substantially ready for its intended use. Other borrowing costs are recognized as an expense in the period incurred.

(r)	Financial instruments

Financial instruments are initially recognized at fair value. The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act.

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), available-for-sale, held-to-maturity, loans and receivables, and other financial liabilities. The classification of financial instruments depends on the nature of and the purpose of the financial instruments, management’s choice and in some circumstances, management’s intentions.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are recorded at fair value and transaction costs are expensed in the statement of comprehensive income. Realized and unrealized gains and losses arising from changes in fair value of the financial assets or liabilities held at FVTPL are included in the statement of comprehensive income in the period in which they arise. Derivatives are included in this category unless they are designated as hedges. Generally, the Company does not acquire financial assets for the purpose of selling in the short-term.

Page | 16

FORUM NATIONAL INVESTMENTS LTD. Notes to Consolidated Financial Statements Year ended September 30, 2012, and 2011, and 2010 (Expressed in Canadian dollars)

3.	Significant Accounting Policies (continued)

(r)	Financial instruments (continued)

Available-for-sale Financial assets classified as available-for-sale are measured at fair value with the unrealized changes in fair value recorded each reporting period in OCI. Investments in equity instruments classified as available-for-sale that do not have the quoted price in an active market are recorded at cost. Each reporting period, available-for-sale assets are written down to fair value through interest and financing costs, net on the consolidated statement of comprehensive income to reflect impairments that are considered to be other than temporary. Transaction costs for available-for-sale financial assets are expensed as incurred.

Held-to-maturity, loans and receivables and other liabilities

Financial instruments classified as held-to-maturity, loans and receivables and other liabilities are measured at amortized cost using the effective interest method adding transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability to the amount.

The following table summarizes the Company’s selected financial instrument classifications:

Financial instrument	Classification

Cash and cash equivalents and funds held in trust	FVTPL
Short-term deposits	Held-to-maturity
Marketable securities	FVTPL
Accounts and notes receivable	Loans and receivables
Other receivables	Loans and receivables
Investment in life settlement contracts	FVTPL
Accounts payable and accrued liabilities	Other liabilities
Convertible debentures	Other liabilities
Conversion rights	FVTPL
Secured borrowing and due to broker	Other liabilities
Long term debt and promissory note payable	Other liabilities
Loan from related parties	Other liabilities
Derivative liability	FVTPL

(s)	Operating leases

Operating lease payments are recognizes as an operating expense in profit or loss on a straight line basis over the lease term.

(t)	Business segment

The Company operates in one reporting segment of hospitality and tourism.

The Company also invests in life settlement contracts in the United States. As at September 30, 2012, the investment is life settlements does not constitute a clearly identifiable business segment.

Page | 17

FORUM NATIONAL INVESTMENTS LTD. Notes to Consolidated Financial Statements Year ended September 30, 2012, and 2011, and 2010 (Expressed in Canadian dollars)

3.	Significant Accounting Policies (continued)

(u)	Adoption of future accounting standards

i. International Financial Reporting Standards ("IFRS")

IFRS 9:Financial Instruments was issued in November 2009 as the first step to replace IAS 39: Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flow of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 also amends some of the requirements of IFRS 7:Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income / loss and guidance on financial liabilities and de-recognition of financial instruments. In December 2011, an amendment was issued that adjusted the mandatory effective date of IFRS 9 from January 1, 2013 to January 1, 2015. The Company is currently assessing the impact of adopting IFRS 9 on its consolidated financial statements.

IFRS 10:Consolidated Financial Statementswas issued in May 2011 to replace IAS 27: Consolidated and Separate Financial Statementsand SIC 12: Consolidation – Special Purpose Entities. The new consolidation standard changes the definition of control so that the same criteria apply to all entities, both operating and special purpose entities, to determine control. The revised definition focuses on the need to have both power and variable returns before control is present. IFRS 10 must be applied starting January 1, 2013 with early adoption permitted. The Company is currently assessing the impact of adopting IFRS 10 on its consolidated financial statements.

IFRS 12: Disclosure of Interests in Other Entities was issued in May 2011 to create a comprehensive disclosure standard to address the requirements for subsidiaries, joint arrangements and associates including the reporting entity’s involvement with other entities. It also includes the requirements for unconsolidated structured entities (i.e., special purpose entities). IFRS 12 must be applied starting January 1, 2013 with early adoption permitted. The Company is currently assessing the impact of adopting IFRS 12 on its consolidated financial statements.

IFRS 13: Fair Value Measurement was issued in May 2011 as a single source of guidance for all fair value measurements required by IFRS to reduce the complexity and improve consistency across its application. The standard provides a definition of fair value and guidance on how to measure fair value as well as a requirement for enhanced disclosures. IFRS 13 must be applied starting January 1, 2013 with early adoption permitted. The Company is currently assessing the impact of adopting IFRS 13 on its consolidated financial statements. IAS 1: Presentation of Financial Statements amendment issued by the IASB in June 2011 provides improved consistency and clarity of the presentation of items of other comprehensive income. The main change was a requirement to group items presented in other comprehensive income on the basis of whether they are potentially re-classifiable to profit or loss subsequently. This amendment is effective for annual periods beginning on or after July 1, 2012, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on the consolidated financial statements.

Page | 18

FORUM NATIONAL INVESTMENTS LTD. Notes to Consolidated Financial Statements Year ended September 30, 2012, and 2011, and 2010 (Expressed in Canadian dollars)

4.	Marketable Securities

As at September 30, 2012 and 2011 there are no marketable securities.

Balances as at October 1, 2010

	Number of shares held	Cost	Quoted Market price per share	Fair Value

SUNC2 Network Corp.	10,000	$8,238	$0.005	$51

Total	10,000	$8,238		$51

Investments in shares of public companies traded on a recognized securities exchange are recorded at the closing bid prices on the last day the security traded on, or prior to, the consolidated statement of financial position date.

Due to broker consists of margin borrowings less cash advanced collateralized by the Company’s investments held at the broker. In the normal course of business, the Company utilizes the margin borrowings to finance some of its marketable securities activities. At September 30, 2012 the Company owed $Nil (2011: $Nil, 2010: $97,146) to the broker. The margin account is due on demand and is subject to margin calls. All securities held by the broker are pledged in relation to the brokers account.

5.	Segment Reporting

The Company operates in one reportable operating segment which is hospitality and tourism, of which financial information is evaluated regularly by the Company’s chief operating decision maker. The Company’s geographical segments are determined by the location of its assets and operations.

(a) Summary of certain property, plant and equipment included within each geographic segment:

As at September 30, 2012, all assets held by the Company are located in Canada except for one of the motor vessels which is located in Mexico. As at October 1, 2010 and September 30, 2011, all assets held by the Company are located in Canada. The most significant non-current assets for reportable operating segment are shown as follows:

	September 30, 2012
	Mexico	Canada	Total
Motor vessels - yacht	$5,886,000	$-	$5,886,000
Other property, plant and equipment	-	415,847	415,847
Total property, plant and equipment	5,886,000	415,847	6,301,847

	September 30, 2011
	Mexico	Canada	Total
Motor vessels - yacht	$-	$7,262,560	$7,262,560
Other property, plant and equipment	-	505,224	505,224
Total property, plant and equipment	-	7,767,784	7,767,784
Non-current assets for discontinued operations	-	91,384	91,384
Total non-current assets	-	7,859,168	7,859,168

Page | 19

FORUM NATIONAL INVESTMENTS LTD. Notes to Consolidated Financial Statements Year ended September 30, 2012, and 2011, and 2010 (Expressed in Canadian dollars)

5.	Segment Reporting (continued)

(a)	Summary of certain non-current assets of each geographic segment (continued):

	October 1, 2010
	Mexico	Canada	Total

Motor vessels - yacht	$-	$8,798,364	$8,798,364
Other property, plant and equipment	-	670,662	670,662
Total property, plant and equipment	-	9,469,026	9,469,026
Non-current assets for discontinued operations	-	223,534	223,534
Total non-current assets	-	9,692,560	9,692,560

(b)	Summary of operating results of each geographic segment:

	September 30, 2012
	Mexico	Canada	Total

Revenue from continuing operations	$235,813	$230,340	$466,153
Cost of sales from continuing operations	(966,895)	(855,343)	(1,822,238)
Other items from continuing operations	-	(1,383,226)	(1,383,226)
Loss before tax from continuing operations	(731,082)	(2,008,229)	(2,739,311)
Tax	-	1,712,000	1,712,000
Loss from continuing operations	(731,082)	(296,229)	(1,027,311)

Income from discontinued operations	-	861,154	861,154
Net (loss)/profit for the year	(731,082)	564,925	(166,157)

	September 30, 2011
	Mexico	Canada	Total

Revenue from continuing operations	$-	$270,124	$270,124
Cost of sales from continuing operations	-	(1,550,991)	(1,550,991)
Other items from continuing operations	-	(957,519)	(957,519)
Loss from continuing operations	-	(2,238,386)	(2,238,386)

Income from discontinued operations	-	2,637,006	2,637,006
Net income for the year	-	398,620	398,620

Included within other items from continuing operations is the impairment charge relating to the motor vessel – yacht of $549,959 (2011: $634,315).

Page | 20

FORUM NATIONAL INVESTMENTS LTD. Notes to Consolidated Financial Statements Year ended September 30, 2012, and 2011, and 2010 (Expressed in Canadian dollars)

6.	Financial Instruments

The Company’s financial instruments and the types of risks to which their carrying values are exposed are as follows:

		Risks	Foreign
	Credit	Liquidity	Exchange
Measured at amortized cost:
Accounts and notes receivable	X
Other receivables	X
Accounts payable and accrued liabilities		X
Convertible debentures		X	X
Secured borrowings		X	X
Long term debt – current and non-current		X	X
Loans from related parties		X
Long-term convertible debentures		X	X
Measured at fair value:
Cash and cash equivalents	X		X
Funds held in trust	X		X
Short- term deposits	X
Marketable securities	X
Investment in life settlement contracts	X		X
Conversion rights			X
Derivative liability			X

Page | 21

FORUM NATIONAL INVESTMENTS LTD. Notes to Consolidated Financial Statements Year ended September 30, 2012, and 2011, and 2010 (Expressed in Canadian dollars)

6.	Financial Instruments (continued)

There was no change to the risks faced by the Company for the year ended September 30, 2012.

(a)	Credit risk

Credit risk is the risk that a party to one of the Company’s financial instruments will cause a financial loss to the Company by failing to discharge an obligation. The carrying values of the Company’s financial assets, which represent the maximum exposure to credit risk, are as follows:

	September 30, 2012	September 30, 2011	October 1, 2010
Cash and cash equivalents	$32,910	$62,772	$368,843
Short-term deposits	3,500	3,500	3,500
Marketable securities	–	–	51
Accounts and notes receivable	135,331	244,081	193,788
Investment in life settlement contracts	1,777,390	2,832,972	2,670,070
Other receivables	155	2,018	14,360
Total	$1,949,286	$3,145,343	$3,250,612

Cash and cash equivalents and short term deposits: Credit risk associated with these assets is minimized substantially by ensuring that these financial assets are placed in debt instruments of well-capitalized financial institutions.

Accounts and notes receivable and other receivables: Credit risk associated with these assets is minimized due to their nature. All notes receivable are carried after allowing for bad debts and unearned interest. The provision for doubtful amounts receivable is an estimate based on an assessment of individual accounts and the length of time balances have been outstanding. As of September 30, 2012 the allowance for doubtful amounts and note receivables totalled $27,951 (2011: $31,444, 2010 - $56,002).

	2011 / 2012	2010 / 2011
Allowance for doubtful amounts, October 1	$31,444	$56,002
Net bad debts provisions (recovery)	$(3,493)	$(24,558)
Allowance for doubtful amounts, September 30	$27,951	$31,444

(b)	Liquidity risk

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

Page | 22

FORUM NATIONAL INVESTMENTS LTD. Notes to Consolidated Financial Statements Year ended September 30, 2012, and 2011, and 2010 (Expressed in Canadian dollars)

6.	Financial Instruments (continued)

(b)	Liquidity risk (continued)

Expected payments by period as at September 30, 2012

		Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	5 + years	Total
Accounts payable and accrued liabilities		$1,020,204	–	–	–	–	–	1,020,204
Loans from related parties		52,420	–	–	–	–	–	52,420
Life settlement premiums*		285,283	299,548	314,525	330,251	346,764	2,017,668	3,594,039
Long-term debt		185,074	4,379,717	–	–	–	–	4,564,791
Lease and contracts		87,106	21,334	–	–	–	–	108,440
TOTAL	$	$ 1,630,087	$ 4,700,599	$ 314,525	$ 330,251	$ 346,764	$ 2,017,668	$ 9,339,894

* Life insurance premiums are future payments required to keep the insurance policy in good standing.

(c)	Market risk

Market risk is the risk that fair value or future cash flows of financial instruments will fluctuate because of changes in interest rates, other market prices, and/or foreign currency exchange rates. The carrying amounts of the Company’s financial instruments are not subject to interest rate risk. In 2009 the construction loan was converted to a loan having a fixed interest rate (Note 13). Life settlement contracts are measured at fair value on each statement of financial position date. Market risks associated with the financial standing of the issuer and changes in economic conditions affecting the issuer may affect the fair value of such financial instruments.

The following table sets out a sensitivity analysis of the effect of the Company’s financial instruments that are subject to foreign currency risk by applying reasonable possible changes in the USD foreign currency rates relative to the Company’s functional currency, the Canadian dollar.

Page | 23

FORUM NATIONAL INVESTMENTS LTD. Notes to Consolidated Financial Statements Year ended September 30, 2012, and 2011, and 2010 (Expressed in Canadian dollars)

6.	Financial Instruments (continued)

	Foreign Currency Risk (1)
	Carrying amount September 30, 2012	-10% (1) Net earnings	+10% (1) Net earnings
Financial assets
Cash and cash equivalents	35	(4)	4
Investments in life settlement contracts	1,777,390	(177,739)	177,739
Financial liabilities
Long term debt – current	185,074	18,507	(18,507)
Convertible debentures – current	40,486	4,049	(4,049)
Conversion rights	237,738	23,774	(23,774)
Convertible debentures – non current	790,303	79,030	(79,030)
Long term debt – non-current	4,379,717	437,972	(437,972)
Totalincrease/(decrease)		385,589	(385,589)

	Foreign Currency Risk (1)
	Carrying amount September 30, 2011	-10% (1) Net earnings	+10% (1) Net earnings
Financial assets
Cash and cash equivalents	31	(3)	3
Investments in life settlement contracts	2,832,972	(283,297)	283,297
Financial liabilities
Long term debt – current	140,968	14,097	(14,097)
Convertible debentures	40,486	4,409	(4,409)
Derivative liability	666,701	66,670	(66,670)
Conversion rights	102,756	10,276	(10,276)
Convertible debentures – non current	328,679	32,868	(32,868)
Long term debt – non-current	4,748,054	474,805	(474,805)
Total increase/ (decrease)		319,825	(319,825)

	Foreign Currency Risk (1)
	Carrying amount October 1, 2010	-10% (1) Net earnings	+10% (1) Net earnings
Financial assets
Cash and cash equivalents	(475)	48	(48)
Marketable securities	51	(5)	5
Investments in life settlement contracts	2,670,070	(267,007)	267,007
Financial liabilities
Due to broker	97,146	9,715	(9,715)
Long term debt – current	177,128	17,713	(17,713)
Convertible debentures	40,486	4,049	(4,049)
Derivative liability	2,341,474	234,147	(234,147)
Long term debt – non-current	4,846,198	484,620	(484,620)
Total increase/ (decrease)		483,280	(483,280)

Page | 24

FORUM NATIONAL INVESTMENTS LTD. Notes to Consolidated Financial Statements Year ended September 30, 2012, and 2011, and 2010 (Expressed in Canadian dollars)

6.	Financial Instruments (continued)

(1)	Displayed is the effects on the Company’s US dollar denominated financial assets and liabilities if the value of the US $ increases or decreases by 10%.

The Company is exposed to currency risk in relation to their US dollar financing referred to in Note 13 and the investment in life settlement contracts (Note 7) denominated in US dollars. The Company has not entered into any foreign currency contracts to mitigate this risk.

d)	Fair value

Carrying amounts of certain Company financial instruments, including cash and cash equivalents, short-term deposits, amounts and notes receivable, other receivables, accounts payable, accrued liabilities, due to broker, secured borrowing, loans from related parties and convertible debentures approximate fair values due to their short-term maturities. The fair values of marketable securities are based on the closing bid prices on the last day the securities traded on, or prior to the consolidated statement of financial position date.

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

	Level 1	Level 2	Level 3
Financial assets at FVTPL
Cash and cash equivalents	$32,910	–	–
Investment in life settlement contracts	–	–	$1,777,390

Financial liabilities at FVTPL
Conversion rights	–	–	$(237,738)
Derivative liability	–	–	–

Page | 25

FORUM NATIONAL INVESTMENTS LTD. Notes to Consolidated Financial Statements Year ended September 30, 2012, and 2011, and 2010 (Expressed in Canadian dollars)

6.	Financial Instruments (continued)

(d)	Fair value (continued)

There were no significant transfers between Level 1, 2 and 3 in the period.

Reconciliation of Level 3 fair value measurements of financial assets:

Unquoted life settlement policies:

Opening balance as at October 1, 2011	$2,832,972
Fair value adjustment	226,476
Foreign exchange loss	(137,298)
Disposal	(1,144,760)
Closing balance as at September 30, 2012	$1,777,390

Unquoted life settlement policies include holdings in unlisted life settlement policies which are measured at fair value. Fair value is estimated using a discounted cash flow model, which includes some assumptions that are not supportable by observable market prices or rates. In determining the fair value, a life expectancy, premium growth factor of 5.0% (2011: 5.0%, 2010: 5.0%) and a discount factor of 12% (2011: 12%, 2010: 12%) are used. If the life expectancies were increased or decreased by 10 months, discount factors were increased or decreased by 2%, premium growth rates were increased and decreased by 1%, while all other variables are held constant, the carrying value of the investment in life settlement policies would increase (decrease) by:

	Life Expectancy		Discount Rate		Premium Growth
	+10 Months	(10 Months)	+2%	(2%)	+1%	(1%)
Investment in life settlements	$ 1,340,508	2,115,827	$ 1,439,070	$ 2,186,428	$ 1,708,707	$ 1,842,977
Increase (Decrease)	$ (436,882)	$ 338,437	$ (338,320)	$ 409,038	$ (68,683)	$ 65,587

Unquoted conversion rights:

Opening balance as at October 1, 2011	$(102,756)
Net issuance	(134,982)
Closing balance as at September 30, 2012	$(237,738)

Unquoted derivative liability:

Opening balance as at October 1, 2011	$(666,701)
Expiry	666,701
Closing balance as at September 30, 2012	$-

Page | 26

FORUM NATIONAL INVESTMENTS LTD. Notes to Consolidated Financial Statements Year ended September 30, 2012, and 2011, and 2010 (Expressed in Canadian dollars)

7.	Investments in Life Settlement Contracts

The Company purchases life settlement contracts for long term investment purposes and accounts for these investments under IAS 32:Financial Instruments: Presentation. The Company designated the investments in life settlement contracts as financial assets at fair value through profit or loss. As of September 30, 2012 and 2011 and October 1, 2010 the Company has the following investment in life settlement contracts:

	Number of	Estimated Fair	Face	Face
Year	contracts	value	value (CAD)	value (USD)
2010	4	$2,670,070	$16,309,972	$15,838,000
2011	4	$2,832,972	$16,454,098	$15,838,000
2012	2	$1,777,390	$8,848,800	$9,000,000

For the years ended September 30, 2012, 2011 and October 1, 2010, the investments experienced the following gains:

	Realized	Unrealized
Year	Gains (Losses)	Gains (Losses)

2010	$–	$(1,582,464)
2011	$–	$(369,132)
2012	$(815,063)	$226,476

During the year the Company recognized net loss on the investment in life settlement contracts of $150,396 (2011: $412,673) of which $376,872 (2011: $551,980) was the premium costs paid on the contracts.

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

Assumptions: The fair value of life settlement contracts are estimated using present value calculations, with the following weighted average assumptions. These assumptions are by their nature inherently uncertain and the effect of changes in estimates may be significant. Information about the extent to which the fair value could reasonably vary in the near term, is disclosed in Note 6 d), by disclosing the effect of changes in significant underlying assumptions used to estimate the amount.

	September 30, 2012	September 30, 2011	October 1, 2010
Average age of insured	84 years	83 years	82 years
Average life expectancy	8 years	9 years	10 years
Expected premium growth	5%	5%	5%
Average maturity value	$4,424,400	$4,113,525	$4,077,493
Mortality rates	Standard Life	Standard Life	Standard Life
	Expectancy	Expectancy	Expectancy
Discount rate	12%	12%	12%

Page | 27

FORUM NATIONAL INVESTMENTS LTD. Notes to Consolidated Financial Statements Year ended September 30, 2012, and 2011, and 2010 (Expressed in Canadian dollars)

8.	Property, Plant and Equipment

	Motor vessels $	Vehicles $	Equipment $	Computers $	Leasehold improve- ments $	Total $
Cost
As at October 1, 2010	9,346,436	132,000	265,730	5,569	181,668	9,931,403
Additions	46,384	-	-	788	-	47,172
Disposals	(217,920)	(75,000)	(232,797)	(3,747)	(146,253)	(675,717)
As at September 30, 2011	9,174,900	57,000	32,933	2,610	35,415	9,302,858
Additions	6,489	-	-	-	-	6,489
Disposals	(29,864)	-	-	-	(35,415)	(65,279)
As at September 30, 2012	9,151,525	57,000	32,933	2,610	-	9,244,068

Accumulated depreciation
As at October 1, 2010	-	60,417	173,247	3,987	117,500	355,151
Depreciation	853,125	14,250	6,588	552	7,080	881,595
Impairment	634,315	-	-	-	-	634,315
Disposals	-	(60,417)	(164,881)	(3,435)	(107,253)	(335,986)
As at September 30, 2011	1,487,440	14,250	14,954	1,104	17,327	1,535,075
Depreciation	853,125	14,250	6,588	552	7,080	881,595
Impairment	549,960	-	-	-	-	549,960
Disposals	-	-	-	-	(24,407)	(24,407)
As at September 30, 2012	2,890,525	28,500	21,542	1,656	-	2,942,223

Net book value
As at September 30, 2012	6,261,000	28,500	11,393	954	-	6,301,847
As at September 30, 2011	7,687,460	42,750	17,979	1,506	18,088	7,767,783
As at October 1, 2010	9,346,436	71,583	92,483	1,582	64,168	9,576,252

The value of property, plant and equipment not in use at September 30, 2012 is motor vessel $375,000 (2011: $424,900, 2010: $398,073). Assets that are not in use have not been depreciated during the year.

The carrying value of items of property, plant and equipment that are under capital leases are vehicles with a carrying value of $Nil (2011: $Nil, 2010: $14,583).

Page | 28

FORUM NATIONAL INVESTMENTS LTD. Notes to Consolidated Financial Statements Year ended September 30, 2012, and 2011, and 2010 (Expressed in Canadian dollars)

8.	Property, Plant and Equipment (continued)

As at October 1, 2010 $107,227 of the net book value related to discontinued operations (Note 20).

From time to time during the year, the Company has made property, plant and equipment, when not in use, available to management and employees for which management and employees reimburses the Company for all direct charges and sundry costs.

The Company recognized an impairment loss on the carrying value of the motor vessels during the year, in the amount of $549,960 (2011: $634,315, 2010: $825,000). Due to the current economic environment, the Company concluded that the yacht had a market value of $5,886,000 (2011: $7,262,560, 2010: $8,750,000). The Company was unable to prepare a discounted cash flow analysis to determine the value in use, as an alternative the fair value of the motor vessel was determined based the market approach. Under the market approach, the recoverable amount is determined as estimated amount obtainable from sale in an arm’s length transaction, between knowledgeable willing parties, less incremental costs directly attributable to disposal.

9.	Intangible Assets

As of September 30, 2012, the Company had finite-lived intangible assets which totalled $Nil (2011: $120,318, 2010 – $120,318), net of accumulated amortization of $Nil (2011: $28,934, 2010 – $4,011). The company disposed of its intangible asset during the year (Note 20) and so the full amount has been included as discontinued operations on the statement of financial position.

Intangible assets	September 30, 2012	September 30, 2011	October 1, 2010

Computerized membership database	$120,318	$120,318	$72,168
Additions to computerized membership database	–	–	48,150
Accumulated amortization	(32,945)	(28,934)	(4,011)
Disposition of membership database (Note 20)	(87,373)	–	–
Total intangible assets	$–	$91,384	$116,307

Page | 29

FORUM NATIONAL INVESTMENTS LTD. Notes to Consolidated Financial Statements Year ended September 30, 2012, and 2011, and 2010 (Expressed in Canadian dollars)

10.	Deferred Revenue

	September 30, 2012	September 30, 2011	October 1, 2010
Deferred membership sales	$182,472	$751,869	$1,482,092
Additional deferred revenue	491,210	306,768	346,844
Current portion	–	(876,165)	(1,077,068)
Disposition of deferred revenue	(673,682)		–
Long-term portion	$–	$182,472	751,868

The deferred membership sales and dues relates to the portion of revenue, which entitles members to use the Company’s vacation and travel club privileges at a future date. Management’s best estimate for life time memberships is that they are active for 5 years (2011 – 5 years, 2010 – 5 years). Management’s best estimate is based on historical data for all travel memberships. The revenue is recognized as indicated in Note 3(b).

During 2012, the Company entered into travel club membership agreements with a total value of $Nil (2011 – $Nil, 2010 – $Nil). As described in Note 3(b), the revenue from these memberships are recognized evenly over the term of the membership. Commission costs are expensed as incurred.

As described in Note 20, the Company disposed of the travel clubs during the year. As a result, the Company released the remaining deferred revenue to the gain on discontinued operations.

11.	Secured Borrowing

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

The factorization transaction is collateralized against the notes receivable. The effective interest rate of the secured borrowing is 15% (2011 – 15%, 2010 – 15%).

As at September 30, 2012 the Company had an outstanding (receivable) /liability to the third party as set out below:

	September 30, 2012	September 30, 2011	October 1, 2010
Balance, beginning of period	$51,064	$106,341	$263,694
Amortization of discount	13,421	21,393	-
Collection of note receivable during the year	(78,499)	(76,670)	(157,353)
Balance, end of period	$(14,014)	$51,064	$106,341

Page | 30

FORUM NATIONAL INVESTMENTS LTD. Notes to Consolidated Financial Statements Year ended September 30, 2012, and 2011, and 2010 (Expressed in Canadian dollars)

12.	Convertible Debentures

Between April 19 and December 15, 2000, the Company issued unsecured convertible debentures in the aggregate amount of approximately $98,000 to friends and family of former officers and directors of the Company. The debentures matured between April 19 and December 15, 2002, are no longer convertible, no longer continue to bear interest and $34,310 remained unpaid since that date. The Company has been unable to contact the debenture holders. The holder of a debenture had the right at any time after the issuance until maturity to voluntarily convert to common shares of the issuer at a rate of US $6.00 to US $12.50 per common share. The debentures are fully matured as of 2002. As of September 30, 2012, 2011 and October 1, 2010, accrued interest on the debentures amounted to approximately $6,176, resulting in a balance of $40,486 (2011: $40,486, 2010: $40,486) included on the statement of financial position.

During the year ended September 30, 2011, the Company offered a secured convertible debenture with a face value of up to $9,000,000 USD, secured by a 100% interest in two US Irrevocable Life Insurance Trusts (ILIT) with death benefits totalling $9,000,000 USD, that are subject to an escrow agreement. The Company will pay out 80% of the face value of the debenture on any maturity of the ILIT’s Life Insurance Trust Assets securing the debenture for the first year from the date of the subscription agreement and 90% for the balance of the term of the debenture. Ten years from the date of subscription, the debenture is redeemable and/or callable by the holder or the Company, at 75% of the total face value of the debenture. The Company, or debenture holder, can force the Company to convert the debt and take the option of either receiving payment in cash or a conversion to common shares of the Company, at the stated conversion rate. The option of receiving either common shares or cash is at the sole discretion of the debenture holder.

The debenture holders reimburse the Company for the life insurance premiums on the secured life settlement contracts. The debenture holders have the right to convert at any time in whole or in part, any outstanding amount paid to date on the debenture, into Common Shares of the Company at a 20% discount to the preceding five days average market trading price immediately prior to conversion. At initial recognition the fair value of these conversion rights was assessed using the intrinsic value method and the residual amount was allocated to the convertible debentures. The premium payments are then allocated to the conversion rights and debentures each year using the same allocation as at initial recognition. The fair value of the conversion rights at the year end are determined utilising the expected intrinsic value of the rights. The convertible debentures will then accrete up using the effective interest rate method, to reach the liability required on maturity.

During the year ended September 30, 2011, the Company issued seven units in 2011 with a total face value of $3,150,000 USD for cash proceeds of $253,541 plus common shares of the company valued at $134,101.

During the year ended September 30, 2012, the Company issued a further nine debentures with total face value of $4,350,000 USD under the same terms for cash proceeds of $245,290 plus common shares of the Company valued at $191,710. One debenture with a face value of $450,000 USD issued in the prior year, has been cancelled at the discretion of the Company, resulting in the elimination of the shares receivable for $44,700, and accrual of premium payments payable of $12,464.

As at September 30, 2012 the value of the conversion rights was $237,738 (2011: $102,756) and the value of the convertible debentures was $790,303 (2011: $328,679). During the year ended September 30, 2012, the company recognized $61,607 (2011: $20,410) of accretion interest expense on the debt.

Page | 31

FORUM NATIONAL INVESTMENTS LTD. Notes to Consolidated Financial Statements Year ended September 30, 2012, and 2011, and 2010 (Expressed in Canadian dollars)

13.	Long-Term Debts

The Company has a long-term loan related to the motor vessel.

	September 30, 2012	September 30, 2011	October 1, 2010
Loan in US funds for vessel
at 7% per annum for a 5 year term	$4,564,791	$4,889,022	$4,977,883
Lease financing against motor vehicle	-	-	45,443
Less: current portion	(185,074)	(140,968)	(177,128)
Long-term portion	$4,379,717	$4,748,054	$4,846,198

The Company has a loan with Caterpillar Financial Services for $5 million US dollar with a 5 year term and a fixed interest rate of 7% per annum. The loan is secured by the motor vessel and by a personal guarantee from two of the directors of the Company up to the value of the permanent loan.

During the year, the Company negotiated a loan amendment, to defer a portion of the required principal repayments for a six month period, across the balance of the term of the loan. Approximately 6 months of deferred principal repayments were amortized across the remaining 22 monthly principal repayments. The original maturity date of the loan was unchanged.

Interest expense of $346,092 related to long-term debt is included in cost of sales during the year (2011: $348,335, 2010 - $364,389).

The expected repayments of long term debt for the five following twelve month periods ended September 30, 2012 are as follows:

Total
2013	$185,074
2014	4,379,717
2015	–
2016	–
2017	–
Thereafter	–

Total long term debt	$4,564,791

14.	Capital Stock

(a)	The authorized capital stock:

Unlimited - Common shares without par value

Unlimited - Series “A” - Preference non-dilutive convertible shares without par value (convertible to 100% of outstanding common shares at the time of conversion). Series “A” Preference share holders are not entitled to notice of or to attend any meetings of the common shareholders of the Company. Each Series A Preference shareholder is entitled to one vote for each Series “A” Preference share held for any matters submitted to holders of preference shareholders for consideration. Series “A” Preference shares are convertible to 50% of the outstanding share common share capital after the date of conversion. The Company considers the series “A” shares to be contingently issuable shares, as the approval from100% of the Series “A” Preference shareholders must approve of the transaction before the shares can be issued has not been made.

Page | 32

FORUM NATIONAL INVESTMENTS LTD. Notes to Consolidated Financial Statements Year ended September 30, 2012, and 2011, and 2010 (Expressed in Canadian dollars)

14.	Capital Stock (continued)

(a)	The authorized capital stock (continued):

Unlimited - Series “B” - Preference convertible shares without par value (convertible to one common share for each preference share held). Series “B” Preference shareholders are not entitled to notice or to attend any meetings of common shareholders of the Company. Each Series “B” Preference shareholder is entitled to one vote for each Series B Preference share held for any matters submitted to holders of preference shareholders for consideration. Series “B” Preference shareholders are entitled to convert the shares into 12,294,983 shares at the holders discretion.

(b)	The issued capital stock of the Company is as follows: 13,933,983 Series “A” Preference shares (2011 – 13,933,983, 2010 – 13,933,983) convertible for no consideration and 12,294,983 Series “B” Preference shares (2011 – 12,294,983, 2010 – 13,649,983) convertible for no consideration and common shares as follows:

During the year ended September 30, 2012, the company completed a non-brokered private placement, issuing 700,000 common shares for gross proceeds of $288,802.

During the year ended September 30, 2012, the company received subscription proceeds for common shares in the amount of $55,475. The subscriptions are for 137,500 common shares of the company which were not issued by September 30, 2012.

During the year ended September 30, 2011, the company completed an equity offering to members of its travel clubs, issuing 20,000 common shares for gross proceeds of $6,698.

During the year ended September 30, 2011, the company completed a non-brokered private placement issuing 2,000,000 common shares priced at $0.05 per common share, for gross proceeds of $100,000. No warrants or options were attached to the private placement.

(c)	(Loss)/ earnings per share

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. The diluted loss per share reflects the potential dilution of common share equivalents such as outstanding convertible preference shares and stock options in the weighted average number of common shares outstanding during the year, if dilutive. The impact of convertible preference shares and stock options were anti-dilutive for the periods presented, except for with respect to the calculation of the diluted earnings per share – total and the diluted earnings per share from discontinued operations for the year ended September 30, 2012 and 2011 which takes into account the effect of the dilutive items below:

Page | 33

FORUM NATIONAL INVESTMENTS LTD. Notes to Consolidated Financial Statements Year ended September 30, 2012, and 2011, and 2010 (Expressed in Canadian dollars)

14.	Capital Stock (continued)

(c)	(Loss)/ earnings per share (continued)

	Year ended September 30	Year ended September 30
	2012	2011
Net loss for continuing operation	$(1,027,311)	$(2,238,386)
Net income for discontinued operation	861,154	2,637,006
Net (loss)/ income	(166,157)	398,620
Weighted average number of shares outstanding
Basic	32,578,668	29,990,231
Effect of diluted securities
Preference shares	57,496,638	55,697,901
Convertible debentures	328,004	267,594
Diluted	90,403,310	85,955,726

Basic and diluted loss per share – continuing operations	$(0.03)	$(0.07)
Basic earnings per share – discontinued operations	$0.03	$0.09
Diluted earnings per share – discontinued operations	$0.01	$0.03
Basic (loss) earnings per share – total	$(0.01)	$0.01
Diluted (loss) earnings per share - total	$(0.01)	$0.00

For the period ended September 30, 2012 common equivalent shares totalling 57,496,638 (2011 - 55,697,901) consisting of shares issuable on the conversion of preference shares and common equivalent shares totalling 328, 004 (2011: 267,594) relating to shares issuable for the conversion rights attached to the convertible debentures, have been excluded from the calculation of diluted loss per share because the effect are anti-dilutive. Shares issuable on exercise of options totalling nil (2011- 2,655,000) are not included in the above calculation as the options were considered ‘out of the money’.

(d)	Options

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

The Company did not expand the stock option plan during the year under review after reserving 2,850,000 shares in the common stock of the Company for the nine month period ended September 30, 2007. The options vested immediately, exercisable at $1 per share and have expired in July 2012. No options were granted during the years ended September 30, 2012, 2011 and 2010.

Page | 34

FORUM NATIONAL INVESTMENTS LTD. Notes to Consolidated Financial Statements Year ended September 30, 2012, and 2011, and 2010 (Expressed in Canadian dollars)

14.	Capital Stock (continued)

(d)	Options (continued)

There was $Nil Stock-based compensation cost included in wages for the year ended September 30, 2012 (2011 - $Nil, 2010 - $Nil).

The table below summarizes the outstanding and exercisable stock options as at September, 30 2012 and 2011 and October 1, 2010:

	Number	Exercise
	of Options	Price (US $)

Balance, October 1, 2010 and September 30, 2011	2,655,000	$1.00
Options expired unexercised	(2,655,000)	–
Balance, September 30, 2012	–	$–

As at September 30, 2012, Nil stock options were outstanding. All unexercised stock options issued previously expired during the year.

The fair value of stock options used to calculate stock-based compensation is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

September 30, 2007

Dividend rate	–
Expected volatility	209%
Interest rate	4.88%
Expected life	5 years

The weighted average grant date fair value was $1.04.

The above stock options were accounted for as a derivative liability, as the functional currency is Canadian dollar and the options were issued with a US dollar exercise price. The liability was measured at fair value using Black-Scholes. As of September 30, 2012, there were no outstanding options remaining and the derivative liability was reduced to $Nil (2011: $666,701, 2010: $2,341,474). During the year ended September 30, 2012, the Company recognized a loss revaluation of $666,701 (2011: $1,674,773).

Page | 35

FORUM NATIONAL INVESTMENTS LTD. Notes to Consolidated Financial Statements Year ended September 30, 2012, and 2011, and 2010 (Expressed in Canadian dollars)

14.	Capital Stock (continued)

(e)	Common Shares Receivable

The table below summarizes the common shares receivable as at September 30, 2012, 2011 and October 1, 2010:

	September 30, 2012	September 30, 2011	October 1, 2010
Opening balance:	$(134,101)	–	–
Common shares received (Treasury shares)	184,522	–	–
Adjustment for cancellation of debenture agreement	44,700	–	–
Common shares receivable in connection with debenture agreements issued in the year	(191,711)	(134,101)	–
Ending balance	$(96,590)	(134,101)	–

Common shares receivable are common shares of the Company expected to be received in connection with subscriptions to Convertible Debentures as described in Note 12, and are shown as a deduction from the Company’s share capital, as at September 30, 2012 and 2011.

Page | 36

FORUM NATIONAL INVESTMENTS LTD. Notes to Consolidated Financial Statements Year ended September 30, 2012, and 2011, and 2010 (Expressed in Canadian dollars)

15.	Income Taxes

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	Year ended	Year ended
	September 30,	September 30,
	2012	2011

Statutory income tax rate	25.9%	27.6%

Expected income tax recovery	$(708,900)	$(617,974)
Non-deductible items	265,458	110,886
Change in estimates	1,526,116	540,627
Change in enacted tax rate	(12,793)	13,904
Capital loss utilized	33,580	–
Convertible debentures	(925,536)	–
Change in deferred tax asset not recognized	(1,889,924)	(47,443)

Income tax recovery	$(1,712,000)	$–
Comprising:

Income taxes recovery – current	$(1,712,000)	$–
Income taxes – deferred	$–	$–

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes. Deferred tax assets (liabilities) at September 30, 2012, 2011 and October 1, 2010 are comprised of the following:

	September 30,	September 30,	October 1,
	2012	2011	2010

Deferred income tax assets (liabilities):
Non-capital loss carry forwards	$1,677,409	$1,891,929	$1,663,651
Capital losses	242,486	240,545	196,000
Fixed assets	39,211	98,163	(24,624)
Financial instruments	(1,552,919)	166,675	583,369
Intangible assets	446,841	345,641	372,000
	853,029	2,742,953	2,790,396
Deferred tax asset not recognized	(853,029)	(2,742,953)	(2,790,396)

Deferred taxes, net	$–	$–	$–

Page | 37

FORUM NATIONAL INVESTMENTS LTD. Notes to Consolidated Financial Statements Year ended September 30, 2012, and 2011, and 2010 (Expressed in Canadian dollars)

15.	Income Taxes(continued)

The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. In assessing the reliability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will be realized. Where management does not believe that realization is more likely than not, a deferred tax asset not recognized is provided.

The Company has estimated Canadian non-capital income tax loss carry forwards of approximately $6,709,638 (2011 - $7,567,716, 2010 - $6,654,604) available to reduce future years’ taxable income expiring between 2027 and 2032.

The Company has estimated taxable capital loss carry-forwards of approximately $969,945 (2011 - $962,178, 2010 - $784,000).

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

Actual income tax expense, income tax assets and liabilities could vary significantly due to future changes in income tax laws, significant changes in the taxability of certain proceeds received by the Company particularly between Canadian and foreign jurisdictions, or unpredicted results from the final assessment of each year’s liability, if any, by various taxing authorities.

The Company determined that as at September 30, 2012, 2011 and 2010, its tax position in relation to the maturity of certain life settlement policies may be sustained upon examination. The validity of any tax position if a matter of tax law, the body of statutory, regulatory and interpretive guidance on the application of the law is complex and often ambiguous. Because of this, whether a tax position will ultimately be sustained may be uncertain.

Page | 38

FORUM NATIONAL INVESTMENTS LTD. Notes to Consolidated Financial Statements Year ended September 30, 2012, and 2011, and 2010 (Expressed in Canadian dollars)

16.	Capital Management Policy

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

The Company considers its capital structure to include equity and debt, namely, its secured borrowing, long-term debt and convertible debentures. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets to reduce debt or return capital to shareholders. The Company is not subject to externally imposed capital requirements. There have been no changes made to the capital management policy during the year.

17.	Commitments

In addition to other obligations disclosed elsewhere:

(a)	The Company has commitments in respect of operating leases with total aggregate payments due of approximately $106,439 (2011 – $196,928, 2010 - $102,000). Payments due in each of the next five years are as follows:

2013	$87,106
2014	21,334
2015	–
2016	–
2017	–

Total	$108,440

The lease payments recognized as an expense in the year was $90,489 (2011: $50,508).

(b)	The Company has commitments in respect of office leases with total aggregate payments due of approximately $Nil (2011 - $Nil, 2010 - $Nil).

(c)	Forum National Investments Ltd., entered into a binding agreement with Mr. David Owen in 2012 for the development and the exclusive use of a proprietary software system which tracks and provides financial analysis of Life Settlement investments. The terms call for a one time issuance of 1,000,610 common shares of the Company at an average price of $0.3482 USD per share representing a total investment of $207,000 USD. The Company is intent on completing this transaction in the spring of 2013, however the commitment is not binding until the use of the software commences.

Page | 39

FORUM NATIONAL INVESTMENTS LTD. Notes to Consolidated Financial Statements Year ended September 30, 2012, and 2011, and 2010 (Expressed in Canadian dollars)

18.	Related Party Transactions

In addition to related party transactions disclosed elsewhere in these financial statements, the following transactions have occurred:

(a)	For the fiscal year ended September 30, 2012, the Company paid aggregate cash compensation of approximately $453,958 (2011 – $385,250) to our executive officers as a group.

During the year, an executive of the Company participated in the secured debenture financing, acquiring one debenture unit for the subscription price, for cash proceeds. As at year-end, the Company had fair valued the conversion right of the debenture unit at $66,903 and recognized accretion expense of $10,666 on the maturity value of the convertible debentures.

(b)	At September 30, 2012, directors and officers advanced $52,420 (2011 - $137,872, 2010 - $92,033) to the Company in the form of loans and short-term financing. The amounts advanced from directors and officers are unsecured, non-interest bearing and repayable on demand.

During 2012, the Company paid $Nil (2011 $Nil and 2010 $Nil) in consulting fees to directors or companies controlled by directors of the Company. The Company has no pension plan, no retirement plan, no option plan, no share based incentive plan, or other similar benefits of life or disability insurance for directors or officers pursuant to any existing plan provided by, or contributed to by, the Company or its subsidiaries.

The Company had an employee extended medical / dental plan acquired with the purchase of Family Vacation Centers on October 18, 2007. No directors or officers are participating in the plan.

(c)	For the fiscal year ended September 30, 2012, a company with common directors and officers subscribed to convertible debentures in the Company for $95,290 (2011: $Nil) and owed $49,185 (2011: $Nil) as at the year end.

(d)	For the fiscal year ended September 30, 2012, the Company paid $7,800 (2011: $21,003) in commission relating to yacht charters, to the spouse of one of the executive officers. Also during the year spouses of the executive officers were paid $21,348 (2011: $14,000) for services to the Company.

(e)	For the fiscal year ended September 30, 2012, the Company paid $14,000 (2011: $14,500) on behalf of directors of the Company for car lease payments.

(f)	For the fiscal year ended September 30, 2012 the Company sold a life settlement contract with a death benefit face value of US $6,000,000 to a third party for $258,674, recognizing a loss of $663,949. Of the proceeds $74,985 was paid by the company with common directors and officers noted in part (c).

All of the above transactions and balances are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Page | 40

FORUM NATIONAL INVESTMENTS LTD. Notes to Consolidated Financial Statements Year ended September 30, 2012, and 2011, and 2010 (Expressed in Canadian dollars)

19.	Amounts and Notes Receivable

The Company received promissory note receivables from the sale of travel memberships to third parties. The promissory notes have an average rate of interest of 9.9% per annum (2011 – 9.9%, 2010 – 9.9%) and an average maturity of 12 months (2011 - 13 months, 2010 - 25 months). The promissory notes are unsecured.

	2012	2011	2010
Current	$95,415	$81,527	$85,683
Non-Current	$39,916	$208,729	$109,226
	$135,331	$290,256	$194,909
	2012	2011	2010
Past due Amounts and Notes Receivable	$21,482	$28,619	$44,016

As of September 30, 2012 the allowance for doubtful amounts and note receivables totalled $27,951 (2011 - $31,444, 2010 - $56,002). At September 30, 2012 promissory note receivables of $nil (2011 - $29,671, 2010 - $106,341) have been provided as security for the secured borrowing (see Note 11).

During the year ended September 30, 2012, the Company settled a long-term receivable related to the sale of International Fitness Vacations Ltd. in the prior year, for cash proceeds of $30,000, and recognized loss on the receivable and unamortized discount of $98,113. As at September 30, 2012, $10,000 (2011 - $128,729, 2010 - $Nil) was included in accounts receivable, which was received subsequent to year-end. The Company held a general security agreement over the net assets of the subsidiary as collateral for the long-term receivable.

20.	Discontinued Operations

(a)	On December 1, 2011, the Company sold its Travel Club operations, consisting of certain wholly owned subsidiaries, assets, and its membership database to a third party. This third party also purchased a life settlement contract with a face value of US $838,000 for $98,000, with a Company recognizing a loss of $151,113.

The sales price of the travel clubs and related operations was $500,000, and was recorded as follows:

Sales proceeds: $ 500,000
Less:
Net book value of Intravelnet Limited (Family Vacation Travels)       $     34,220
Net Book value of Snowbird Travel Partners Inc.                                  $     24,461
Net book value of intangible assets                                                         $    87,373
Plus: Elimination of certain liabilities                                                        $   687,093
Gain on disposal $1,041,039

Miscellaneous closing costs of $11,798 associated with the sale of the travel clubs have been included in discontinued operations for the year ended September 30, 2012.

On January 31, 2011, the Company sold its wholly-owned subsidiary International Fitness Vacations Ltd. which operated a health and fitness center located in Richmond, British Columbia, for gross proceeds of $200,000.

Page | 41

FORUM NATIONAL INVESTMENTS LTD. Notes to Consolidated Financial Statements Year ended September 30, 2012, and 2011, and 2010 (Expressed in Canadian dollars)

20.	Discontinued Operations (continued)

The disposition of the subsidiary consisted of the following:

Sales price of International Fitness Vacations Ltd. $ 136,946 (net of $63,054 discount)
Less:
Net book value, International Fitness Vacations Ltd.                             $   53,993
Plus:
Accrued liabilities paid for by the Company                                            $     6,191
Gain on disposal $ 89,144

Miscellaneous closing costs of $16,957 associated with sale International Fitness Vacations Ltd. have been included in discontinued operations for the year ended September 30, 2011.

The assets and liabilities of the subsidiaries sold have been presented as held for sale and the operating results for the travel club operations have been presented as discontinued operations as follows:

Assets and liabilities held for sale

	September 30, 2011	October 1, 2010
Cash and cash equivalents	$11,732	$7,260
Short-term deposits	11,256	11,200
Accounts and notes receivable	46,175	1,645
Other receivables	3,126	-
Prepaid expenses	2,520	2,520
Assets held for sale - current	74,809	22,625

Intangible assets	91,384	116,307
Property, plant and equipment	-	107,227
Total assets held for sale	166,193	246,159

Accounts payable and accrued liabilities	32,965	45,091
Liabilities held for sale	32,965	45,091
Net assets held for sale	133,228	201,068

Income from discontinued operations

	Year ended September 30, 2012	Year ended September 30, 2011
Revenue from discontinued operations	$950,950	$3,434,857
Cost of sales and expenses	(89,796)	(797,851)
Income from discontinued operations	861,154	2,637,006
Tax on discontinued operations	-	-
Net Income from discontinued operations	$861,154	$2,637,006

Page | 42

FORUM NATIONAL INVESTMENTS LTD. Notes to Consolidated Financial Statements Year ended September 30, 2012, and 2011, and 2010 (Expressed in Canadian dollars)

21.	Supplemental Cash Flow Information

Cash flow information:

	Year ended September 30, 2012	Year ended September 30, 2011
Interest paid	$341,483	$407,579
Interest received	$21,732	$25,990
Taxes paid	$14,954	$3,761

22.	Contingencies

On September 14, 2012, Mr. Malki AKA (Malkinder) Haer commenced an action in the Supreme Court of British Columbia (BCSC), alleging that statements of and concerning him in a Company press release were defamatory. Mr. Haer had also named the Company’s President and CEO, Daniel Clozza as a defendant. The Company is in settlement negotiations subsequent to the year end via a BCSC Consent Order for dismissal, no damages or cost awards to either party is expected.

On November 20, 2012, subsequent to the year end the Company received notice of a counter claim in the Supreme Court Of British Columbia (BCSC) from unrelated individuals in respect to an estate. The Company has not responded to the counter claim as it is procedurally deficient. The company considers the counter claim against the company to be frivolous and without merit. As of the date of these financial statements the amount being claimed is indeterminable and the action continues to be procedurally deficient, no response has been filed.

23.	Comparative Balances

Balances presented in comparative year’s financial statements have been adjusted to conform with the current year’s presentation.

24.	Subsequent Events

Subsequent to the year ended September 30, 2012, the company arranged an unsecured loan for $300,000 with a third party, which was non-interest bearing, without any set terms of repayment.the Company entered into a Letter of Intent with Aliya Companies International over a potential merger. There is no signed agreement between the two parties as at the filing date.

Page | 43

FORUM NATIONAL INVESTMENTS LTD. Notes to Consolidated Financial Statements Year ended September 30, 2012, and 2011, and 2010 (Expressed in Canadian dollars)

25.	Transition to IFRS

(a)	The accounting policies described in Note 3 have been applied in preparing the consolidated financial statements for the year ended September 30, 2012, the comparative information presented in these consolidated financial statements for the year ended September 30, 2011, and the consolidated statement of financial position at October 1, 2010. In preparing these consolidated financial statements, the Company has applied IFRS 1, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 gives entities adopting IFRS for the first time a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS.

Mandatory Exceptions

Estimates
The estimates previously made by the Company under pre-changeover Canadian GAAP were not revised for the application of IFRS except where necessary to reflect any difference in accounting policy or where there was objective evidence that those estimates were in error. As a result the Company has not used hindsight to revise estimates.

Derecognition of Financial Assets and Liabilities
The Company has applied the derecognition requirements in IAS 39 Financial Instruments: Recognition and Measurement prospectively from the Transition Date. As a result any non-derivative financial assets or non-derivative financial liabilities derecognized prior to the Transition Date in accordance with pre-changeover Canadian GAAP have not been reviewed for compliance with IAS 39.

Reconciliation of pre-changeover Canadian GAAP Equity and Comprehensive Income to IFRS
IFRS 1 requires an entity to reconcile equity, comprehensive income and cash flows for prior years. The changes made to the statements of financial position and statements of comprehensive income as shown below have resulted in reclassifications of various amounts on the statements of cash flows, however as there have been no material adjustments to the net cash flows, no reconciliation of the statement of cash flows has been prepared.

The following are the optional exemptions available under IFRS 1 that the Company has elected to apply:

(i)	IFRS 3:Business Combinations
The Company elected to not apply IFRS 3: Business Combinations, with respect to business combinations that occurred before the date of transition to IFRS. As a result of this election, no adjustments were required to the Company’s consolidated statement of financial position as at October 1, 2010.

(ii)	IFRS 2:Share-based payment transactions
Under this exemption, the Company has elected to apply IFRS 2Share-based Payments only to equity-settled instruments that had not vested by the Transition Date. There were no unvested options at the transition date. Additionally, the Company has determined that no adjustments were required for the year ended September 30, 2011.

(iii)	IAS 23:Borrowing costs
The Company has applied IAS 23 for annual periods beginning on or after October 1, 2010, the date of transition to IFRS. Under Canadian GAAP, the Company had an accounting policy of capitalizing interest. Accordingly, the Company determined that its treatment of borrowing costs is consistent with the guidance under this section, and did not reverse any previously capitalized borrowing costs recognized under Canadian GAAP.

Page | 44

FORUM NATIONAL INVESTMENTS LTD. Notes to Consolidated Financial Statements Year ended September 30, 2012, and 2011, and 2010 (Expressed in Canadian dollars)

(iv)	IAS 17:Leases
IFRS 1 provides a first-time adopter with an option to not apply certain requirements under IAS 17 Leases retrospectively. The Company applied two exemptions and accordingly assessed whether an arrangement contains a lease on the basis of facts and circumstances existing at the date of transition to IFRS. Secondly, the Company did not reassess the determination of whether an arrangement contains a lease under IFRS if the determination made under Canadian GAAP gave the same outcome as that from the application of IAS 17 Leasesand IFRIC 4 Determining Whether An Arrangement Contains a Lease.

(b)	Below are the explanations of the key differences between Canadian GAAP and IFRS giving rise to adjustments in the reconciliations

(i)	Under IAS 16:Property, Plant and Equipment, the Company has elected to measure a motor vessel at the date of transition to IFRS at its fair value and use that fair value as its deemed cost at that date. As a result, carrying value of the capital asset was deemed to be $8,750,000, resulting in a reduction of the historical cost of $491,105, a charge to deficit of $426,496, and accumulated amortization of $917,602 was eliminated as at the transition date.

The revaluation resulted in an increase in the amortization expense of $340,545 and an increase in the impairment loss of $134,315 for the year ended September 30, 2011. The carrying value of the remainder of the capital assets was determined to be the deemed costs as at the transition date.

(ii)	Under IFRS, the functional currency of each legal entity included in the consolidated financial statements must be determined separately in accordance with the indicators in IAS 21– Foreign exchange, and should be measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The group’s functional and presentation currency is the Canadian dollar.

Based on the analysis performed, management concluded that the parent Company’s functional currency is the Canadian dollar. Under IFRS, when the exercise price of stock options are denominated in a currency which is different than the functional currency of the legal entity in which they were issued, the stock options are accounted for as a derivative. As the Company issued stock options with US dollar exercise price, the stock options are accounted for as a derivative and the outstanding stock options are recorded as a derivative liability and are to be fair valued using Black-Scholes.

The impact of this treatment on the October 1, 2010 opening statement of financial position is reflected in the derivative liability figure of $2,341,474, reserve decrease of $2,757,581, and deficit reduction of $416,107.

As at September 30, 2011, the derivative liability was reduced to $666,701 by recognizing a gain on the change of fair value of the derivative liability of $1,674,773.

Page | 45

FORUM NATIONAL INVESTMENTS LTD. Notes to Consolidated Financial Statements Year ended September 30, 2012, and 2011, and 2010 (Expressed in Canadian dollars)

25.	Transition to IFRS (continued)

(iii)	Under Canadian GAAP, the Company valued the equity and liability components of its convertible loan note by first valuing the equity component which is then deducted from the fair value of the instrument as a whole. The residual amount is assigned to the liability component. Under IFRS, a similar bifurcation into equity and liability is required; however, the liability component is valued first by reference to the fair value of a similar liability that does not have a conversion option and the equity component is valued as the residual amount.

As discussed in Note 12, the Company issued seven convertible debentures with total face value of 3,150,000 USD during the year ended September 30, 2011. Under both Canadian GAAP and IFRS, the conversion feature was considered as an embedded derivative liability at initial recognition due to the fact that the number of common shares required to settle the obligation would vary with changes in the fair value of the shares upon conversion. Under Canadian GAAP, the debt component was designated as “other financial liability”, and it was similarly designated under IFRS. There are no Canadian GAAP and IFRS differences in relation to this instrument.

(c)	Note relating to the correction identified on transition to IFRS

In 2011 when the company calculated the allocation between the conversion option and the host contract with respect to the convertible debentures they used the Black-Scholes option pricing model to determine the allocation. When evaluating this debenture under IFRS it was determined that the intrinsic method was the more appropriate method of valuing the conversion option as the exercise price of the conversion option is a floating price at 20.0% discount to the preceding five day average trading price. Therefore the intrinsic valuation method was deemed more appropriate to value the option and the host contract was determined to be the residual. As a result the interest expense was overstated by $168,162 and there was a net impact on other expense items of $23,383 for the year ended September 30, 2011. As at September 30, 2011 the conversion rights were overstated by $284,886, the convertible debentures were understated by $140,107 with a $144,779 adjustment to retained earnings in the statement of financial position.

Page | 46

FORUM NATIONAL INVESTMENTS LTD. Notes to Consolidated Financial Statements Year ended September 30, 2012, and 2011, and 2010 (Expressed in Canadian dollars)

25.	Transition to IFRS (continued)

As at transition date, October 1, 2010		Effect of	Correction
		transition to	identified on
	Audited	IFRS	transiton to IFRS
	previous GAAP	Note (a)	Note (c)	Audited IFRS
Assets

Current
Cash and cash equivalents	$368,843	$-	$-	$368,843
Short-term deposits	3,500	-	-	3,500
Marketable Securities, net	51	-	-	51
Accounts and notes receivable	84,562	-	-	84,562
Other receivables	14,360	-	-	14,360
Prepaid expenses	15,283	-	-	15,283
Discontinued current assets	22,625	-	-	22,625
Total Current Assets	509,224	-	-	509,224

Amounts & notes receivable	109,226	-	-	109,226
Investments - Life Settlements	2,670,070	-	-	2,670,070
Property, plant and equipment	8,994,166	474,860	-	9,469,026
Intangibles, net	116,307	-	-	116,307
Discontinued plant, property and equipment	107,227	-	-	107,227

Total Assets	$12,506,220	$474,860	$-	$12,981,080

Liabilities and Shareholders' Equity

Current
Accounts payable and accrued liabilities	$528,122	$-	$-	$528,122
Secured borrowing	106,341	-	-	106,341
Due to Broker	97,146	-	-	97,146
Deferred revenue, current portion	1,077,068	-	-	1,077,068
Current portion of Long-term debt	177,128	-	-	177,128
Income tax payable (note 14)	1,712,000	-	-	1,712,000
Convertible debentures	40,486	-	-	40,486
Loans from related parties	92,033	-	-	92,033
Derivative liability	-	2,341,474	-	2,341,474
Discontinued current liabilities	45,091	-	-	45,091
Total Current Liabilities	3,875,415	2,341,474	-	6,216,889

Deferred revenue	751,868	-	-	751,868
Long-term debt	4,846,198	-	-	4,846,198

Total Liabilities	9,473,481	2,341,474	-	11,814,955

Shareholders' equity
Share capital	25,810,369	-	-	25,810,369
Contributed surplus	2,757,581	(2,757,581)	-	-
Deficit	(25,535,211)	890,967	-	(24,644,244)
Total Shareholders' equity	3,032,739	(1,866,614)	-	1,166,125
Total Liabilities and Shareholders' Equity	$12,506,220	$474,860	$-	$12,981,080

Page | 47

FORUM NATIONAL INVESTMENTS LTD. Notes to Consolidated Financial Statements Year ended September 30, 2012, and 2011, and 2010 (Expressed in Canadian dollars)

25.	Transition to IFRS (continued)

As at September 30, 2011	Audited previous GAAP	Effect of transition to IFRS (note (a)	Correction identified on transiton to IFRS Note (c)	Audited IFRS
Assets

Current
Cash and cash equivalents	$51,040	$-	$-	$51,040
Short-term deposits	3,500	-	-	3,500
Accounts and notes receivable	35,352	-	-	35,352
Other receivables	2,018	-	-	2,018
Prepaid expenses	24,412	-	-	24,412
Discontinued current assets	74,809	-	-	74,809
Total Current Assets	191,131	-	-	191,131

Amounts & notes receivable	208,729	-	-	208,729
Investments - Life Settlements	2,832,972	-	-	2,832,972
Property, plant and equipment	7,767,784	-	-	7,767,784
Intangibles, net	91,384	-	-	91,384

Total Assets	$11,092,000	$-	$-	$11,092,000

Liabilities and Shareholders' Equity

Current
Accounts payable and accrued liabilities	$534,476	$-	$-	$534,476
Secured borrowing	51,064	-	-	$51,064
Deferred revenue, current portion	876,165	-	-	$876,165
Current portion of Long-term debt	140,968	-	-	$140,968
Income tax payable (note 14)	1,712,000	-	-	$1,712,000
Convertible debentures	40,486	-	-	$40,486
Loans from related parties	137,872	-	-	$137,872
Derivative liability	-	666,701	-	$666,701
Conversion rights	387,642	-	- 284,886	$102,756
Discontinued current liabilities	32,965	-	-	$32,965
Total Current Liabilities	3,913,638	666,701	- 284,886	$4,295,453

Convertiable Debentures	188,572	-	140,107	$328,679
Deferred revenue	182,472	-	-	$182,472
Long-term debt	4,748,054	-	-	$4,748,054
Total Liabilities	9,032,736	666,701	- 144,779	$9,554,658

Shareholders' equity
Share capital	25,782,966	-	-	$25,782,966
Contributed surplus	2,757,581	(2,757,581)	-	$-
Deficit	(26,481,283)	2,090,880	144,779	$(24,245,624)
Total Shareholders' equity	2,059,264	(666,701)	144,779	$1,537,342
Total Liabilities and Shareholders' Equity	$11,092,000	$-	$-	$11,092,000

Page | 48

FORUM NATIONAL INVESTMENTS LTD. Notes to Consolidated Financial Statements Year ended September 30, 2012, and 2011, and 2010 (Expressed in Canadian dollars)

25.	Transition to IFRS (continued)

For the year ended September 30, 2011	Audited previous GAAP	IFRS Effect as at September 30, 2011 Note (a)	Correction identified on transition to IFRS Note (c)	Audited IFRS
Revenues
Charter Yacht Income	$244,190	$-	$-	$244,190
Interest income	25,934	-	-	25,934
	270,124	-	-	270,124

Cost of Sales	1,210,446	340,545	-	1,550,991

Income from operations	(940,322)	(340,545)	-	(1,280,867)

Expenses
Wages	732,744	-	-	732,744
General and administration	1,060,841	-	(168,162)	892,679
Bad debt expense	8,954	-	-	8,954
Commission cost	2,218	-	-	2,218
Amortization	33,234			33,234
Amortization of intangible assets	24,923	-	-	24,923
	1,862,914	-	(168,162)	1,694,752

Loss from continuing operations	(2,803,236)	(340,545)	168,162	(2,975,619)

Other Income (expenses)
Life settlement revenue	$(412,673)	$-	$(17,484)	$(430,157)
Fair value gain on derivative liability	-	1,674,773	-	1,674,773
Other expenses	(3,767)	-	(5,899)	(9,666)
Gain on disposal of capital assets	49,987	-	-	49,987
Foreign exchange gain	(2,532)	-	-	(2,532)
Gain on sale of International Fitness Vacations	89,144	-	-	89,144
Impairment on tangible assets	(500,000)	(134,315)	-	(634,315)
	(779,841)	1,540,458	(23,383)	737,234

Income (loss) for the year before income taxes	(3,583,077)	1,199,913	144,779	(2,238,385)
Income tax	-	-	-	-
(Loss) / profit for the year after tax from continuing operations	(3,583,077)	1,199,913	144,779	(2,238,385)

Profit from discontinued operations	2,637,005	-	-	2,637,005
(Loss) / profit for the year	(946,072)	1,199,913	144,779	398,620
				-
Deficit, beginning of period	(25,535,211)	890,967	-	(24,644,244)
Deficit, end of period	(26,481,283)	2,090,880	144,779	(24,245,624)

Page | 49